Form 20-F
period 2016-12-31
TiGenix NV
filed 2017-04-06
CIK 1581987

As filed with the Securities and Exchange Commission on April 6, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-37965

TiGenix

(Exact name of Registrant as specified in its charter)

KINGDOM OF BELGIUM

(Jurisdiction of incorporation or organization)

Romeinse straat 12, box 2

3001 Leuven

Belgium

(Address of principal executive offices)

An Moonen, General Counsel

Tel: +32 016 39 7937

Romeinse straat 12, box 2

3001 Leuven

Belgium

an.moonen@tigenix.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

____________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 ordinary shares with no nominal value per share	The Nasdaq Stock Market LLC

Ordinary shares, no nominal value per share*	The Nasdaq Stock Market LLC*

*Not for trading, but only in connection with the registration of the American Depositary Shares

____________________

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

____________________

i

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

____________________

The number of outstanding shares of each class of capital stock of TiGenix. at December 31, 2016 was:

259,956,365 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐           No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐           No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒        No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐        No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐      Accelerated Filer ☐      Non-accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐       U.S. GAAP

☒       International Financial Reporting Standards as issued by the International Accounting Standards Board

☐       Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

 ☐  Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐           No ☒

____________________

i

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements and our estimates with respect to our anticipated future performance and the market in which we operate. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes,” “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “may,” “will,” “predicts,” “projects” and “continue” and similar expressions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond our control. Therefore, our actual results, financial condition or performance may turn out to be materially different from such statements, forecasts and estimates. Factors that might cause such a difference include, but are not limited to, those discussed in the section “Risk Factors” included elsewhere in this Annual Report.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of our forward-looking statements are subject to risks and uncertainties that may cause our actual results to differ materially from our expectations.

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, the following:

•	We may experience delays or failure in the preclinical and clinical development of our product pipeline.

•	Regulatory approval of our products may be delayed, not obtained or not maintained.

•	We work in a strict regulatory environment, and future changes to any pharmaceutical legislation or guidelines or unexpected events or new scientific insights occurring within the field of cell therapy, could affect our business.

•	If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates.

•	We have a history of operating losses and an accumulated deficit and may never become profitable.

•	We had an accumulated deficit of 116.2 million euros as of December 31, 2016 and our net losses and significant cash used in operating activities have raised substantial doubt about our ability to continue as a going concern.

•	The manufacturing facilities at which our product candidates are made are subject to regulatory requirements, which may affect the development of our product pipeline and the successful commercialization of our products.

•	We may not be able to adequately protect our proprietary technology or enforce any rights related thereto.

•	Third party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

•	We may need to rely on distributors and other third parties to commercialize our product candidates, and such distributors may not succeed in commercializing our product candidates effectively or at all.

•	We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.

•	The allocation of available resources could affect our ability to carry out our business plan.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report or to conform these statements to actual results or to changes in our expectations.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

A. Directors and Senior Management

Not applicable.

B. Advisers

Not applicable.

C. Auditors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The tables below present our summary historical consolidated financial data. Our summary historical consolidated financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2016, 2015 and 2014 has been derived from our audited consolidated financial statements, which are included elsewhere in this Annual Report. The consolidated financial statements have been prepared and presented in accordance with IFRS as issued by the IASB. As an emerging growth company, we are not required to present, and have not presented, selected financial data for any period prior to our most recently completed three fiscal years.

The following summary historical consolidated financial data should be read in conjunction with our historical consolidated financial statements and the related notes thereto and “Item5. Operating and Financial Review and Prospects.” included elsewhere in this Annual Report. The historical results for any prior period are not necessarily indicative of results to be expected for any future period.

Consolidated Income Statement Data:

Years ended December 31,
	2016	2015	2014
	In thousands of euros, except per share data

CONTINUING OPERATIONS
Revenues
Royalties	395	537	338
License revenues	25,000	—	—
Grants and other operating income	1,395	1,703	5,948
Total revenues	26,790	2,240	6,286
Research and development expenses	(21,454)	(19,633)	(11,443)
General and administrative expenses	(8,363)	(6,683)	(7,406)
Total operating charges	(29,817)	(26,316)	(18,849)
Operating Loss	(3,027)	(24,076)	(12,563)
Financial income	156	148	115
Interest on borrowing and other finance costs	(7,288)	(6,651)	(1,026)
Fair value gains	11,593	—	60
Fair value losses	—	(6,654)	—
Impairment and gains/(losses) on disposal of financial instruments	—	(161)	—
Foreign exchange differences, net	232	1,000	1,101
Profit (Loss) before taxes	1,666	(36,394)	(12,313)
Income tax benefits / (losses)	2,136	1,325	927
Profit (Loss) for the year from continuing operations	3,802	(35,069)	(11,386)
DISCONTINUED OPERATIONS
Profit (Loss) for the year from discontinued operations	—	—	(1,605)
Profit (Loss) for the year	3,802	(35,069)	(12,990)
Attributable to equity holders of TiGenix	3,802	(35,069)	(12,990)
Basic and diluted profit (loss) per share	0.02	(0.21)	(0.08)
Basic and diluted profit (loss) per share from continuing operations	0.02	(0.21)	(0.07)
Basic and diluted profit (loss) per share from discontinued operations	—	—	(0.01)

Consolidated Statements of Financial Position Data—Summary

	As at December 31,
	2016	2015	2014
	In thousands of euros
ASSETS
Non-current assets	52,081	54,241	36,808
Current assets	84,120	24,930	17,113
TOTAL ASSETS	136,201	79,171	53,921
EQUITY AND LIABILITIES
Equity attributable to equity holders	79,679	13,145	34,757
Total equity	79,679	13,145	34,757
Non-current liabilities	36,395	52,137	10,681
Current liabilities	20,127	13,889	8,483
TOTAL EQUITY AND LIABILITIES	136,201	79,171	53,921

Consolidated Statements of Cash Flows Data—Summary

	As at December 31,
	2016	2015	2014
	In thousands of euros
Net cash (used in) /provided by operating activities	3,548	(19,574)	(13,367)
Net cash (used in) / provided by investing activities	510	(4,434)	3,307
Net cash provided by financing activities	55,929	28,523	7,969
Cash and cash equivalents at end of year	77,969	17,982	13,471

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with other information contained in this Annual Report. Any of the following risks and uncertainties could have a material adverse effect on our business, prospects, results of operations and financial condition. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to the Clinical Development and Regulatory Approval of Our Product Candidates

We may experience delays or failure in the preclinical and clinical development of our product candidates.

As part of the regulatory approval process, we conduct preclinical studies and clinical trials for each of our unapproved product candidates to demonstrate safety and efficacy. The number of required preclinical studies and clinical trials varies depending on the product, the indication being evaluated, the trial results and the applicable regulations. Clinical testing is expensive and can take many years to be completed, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and initial clinical trials do not necessarily predict the results of later-stage clinical trials, and products may fail to show the desired safety, efficacy and quality despite having progressed through initial clinical trials. The data collected from preclinical studies and clinical trials may not be sufficient to support the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other regulatory approval or approval by ethics committees in various jurisdictions. In addition, the review of a study by an independent data safety monitoring board or review body does not necessarily indicate that the clinical trial will ultimately be successfully completed.

We cannot accurately predict when our current preclinical studies and clinical trials or future clinical trials will be completed, if at all, nor when planned preclinical studies and clinical trials will begin or be completed. Successful and timely completion of clinical trials will require us to recruit a sufficient number of patient candidates, locate or develop manufacturing facilities with regulatory approval sufficient for production of the product to be tested and enter into agreements with third party contract research organizations to conduct the trials. We may need to engage or further engage in preclinical studies and clinical trials with partners, which may reduce any future revenues from any future products.

Our products may cause unexpected side effects or serious adverse events that could interrupt, delay or halt the clinical trials and could result in the FDA, the EMA or other regulatory authorities denying approval of our products for any or all targeted indications. An institutional review board or ethics board, the FDA, the EMA, any other regulatory authorities or we ourselves, based on the recommendation of an independent data safety review board or otherwise, may suspend or terminate clinical trials at any time, and none of our product candidates may ultimately prove to be safe and effective for human use.

In addition, even if the data from our clinical trials is sufficient to support an application for marketing authorization, detailed analysis of such data, including analysis of secondary end-points and follow-up data from later periods, and the interpretation of such data by the regulatory authorities, prescribing physicians and others, including potential partners, could have a significant impact on the value of the asset and our ability to realize its full value.

If the EMA does not approve Cx601 for the treatment of complex perianal fistulas in patients with Crohn’s disease, Takeda may not be able to commercialize Cx601 in Europe, and we may not receive our milestone payment in connection with approval of marketing authorization and subsequent milestone payments and royalties in a timely manner or at all.

In March 2016, we submitted a marketing authorization application for Cx601 to the EMA for the treatment of complex perianal fistulas in adult patients with non-active or mildly active luminal Crohn’s disease whose fistulas have shown an inadequate response to at least one conventional or biologic therapy. In July 2016, the EMA sent us its initial response to our application for marketing authorization, which we refer to as “the Day 120 List of Questions”. In its response, the EMA informed us of certain major objections and, following its standard protocol for review at day 120, stated that our application was not approvable at the present time. These objections would preclude a recommendation for marketing authorization, unless we were able to address them adequately. These objections were as follows:

•	inadequate data with respect to the stability of the intermediate master cell stock for Cx601 and the questionable relevance of the potency test for stability of the master cell stock

•	incomplete information with respect to the details on donor selection and testing

•	an insufficient viral safety risk assessment

•	uncertainty as to whether the primary endpoint of the trial is adequately representative of complete closure of fistulas and is adequately sensitive as a measure of improvement.

In addition, as part of the marketing authorization application process, we had a routine Good Clinical Practice inspection in September 2016. The inspectors identified certain critical and major deviations from Good Clinical Practices, in particular, a potential violation of patient privacy. In their report to the EMA’s Committee for Human Medicinal Products, the inspectors recommend that the data from the trial should be disregarded as part of the marketing authorization application. We included our replies to the issues raised in the inspection report as part of our replies to the Day 120 List of Questions, which we submitted in December 2016. In February 2017, the EMA sent TiGenix its “Day 180 List of Outstanding Issues”.

While we believe that we will be able to provide adequate responses to the outstanding issues, the EMA reviewers may not be satisfied with our responses or may require additional information, which we may not be able to provide in a timely manner or at all. If we are not able to provide the EMA with satisfactory responses, we may not receive marketing authorization for Cx601, or if we need additional time to provide the required information, approval for marketing authorization could be delayed. This would delay or preclude our receipt of the milestone payment of 15 million euros from Takeda for receipt of marketing authorization of Cx601 in Europe, additional milestone payments for favorable pricing decisions in certain European markets and royalties from sales of Cx601 in Europe. In addition, Takeda has the option to terminate the licensing agreement if we do not receive marketing authorization in Europe by July 2020.

Regulatory approval of our product candidates may be delayed, not obtained or not maintained.

In the United States, all of our cell-based product candidates are subject to a biologics license application, or BLA, issued by the FDA. In Europe, all of our product candidates require regulatory approval through the centralized marketing authorization procedure coordinated by the EMA for advanced therapy medicinal products.

Besides the marketing authorization, we also need to obtain and maintain specific national licenses to perform our commercial operations, including manufacturing and distribution licenses, as well as authorizations to obtain and handle human cells and tissues.

Regulatory approval may be delayed, limited or denied for a number of reasons, most of which are beyond our control, including the following:

•	The requirement to perform additional clinical trials.

•	The failure of the product to meet the safety or efficacy requirements.

•	Our ability to successfully conclude the transfer of our technology to our contract manufacturers.

•	Our ability to scale up manufacturing processes to the level required to successfully run the clinical trials for our product candidates and to commercialize them.

•	The failure of the relevant manufacturing processes or facilities to meet the applicable requirements.

Any delay or denial of regulatory approval of our product candidates or any failure to comply with post-approval regulatory policies is likely to have a significant impact on our operations and prospects, in particular on our expected revenues.

Regulatory authorities, including the FDA and the EMA, may disagree with our interpretations of data from preclinical studies and clinical trials, our interpretation of applicable regulations including, without limitations, regulations relating to patent term extensions or restorations. They may also approve a product for narrower spectrum of indications than requested or may grant approval subject to the performance of post-marketing studies for a product. Such post-approval studies, if required, may not corroborate the results of earlier trials. Furthermore, the general use of such products may result in either or both of the safety and efficacy profiles differing from those demonstrated in the trials on which marketing approval was based, which could lead to the withdrawal or suspension of marketing approval for the product. In addition, regulatory authorities may not approve the labelling claims that are necessary or desirable for the successful commercialization of our products.

In addition, a marketed product continues to be subject to strict regulation after approval. Changes in applicable legislation or regulatory policies or discovery of problems with the product, production process, site or manufacturer may result in delays in bringing products to the market, the imposition of restrictions on the product’s sale or manufacture, including the possible withdrawal of the product from the market, or may otherwise have an adverse effect on our business.

The failure to comply with applicable regulatory requirements may, among other things, result in criminal and civil proceedings and lead to imprisonment, fines, injunctions, damages, total or partial suspension of regulatory approvals, refusal to approve pending applications, recalls or seizures of products and operating and production restrictions.

We may not receive regulatory clearance for trials at each stage and approval for our products and product candidates still in development without delay or at all. If we fail to obtain or maintain regulatory approval for our products, we will be unable to market and sell such products, and such failure or any delay could prevent us from ever generating meaningful revenues or achieving sustained profitability.

We work in a strict regulatory environment, and future changes in any pharmaceutical legislation or guidelines, or unexpected events or new scientific insights occurring within the field of cell therapy, could affect our business.

Regulatory guidelines may change during the course of a product development and approval process, making the chosen development strategy suboptimal. This may delay development, necessitate additional clinical trials or result in failure of a future product to obtain marketing authorization or the targeted price levels and could ultimately adversely impact commercialization of the authorized product. Market conditions may change, resulting in the emergence of new competitors or new treatment guidelines, which may require alterations in our development strategy. This may result in significant delays, increased trial costs, significant changes in commercial assumptions or the failure of future product candidates to obtain marketing authorization.

In the past, the regulatory environment in Europe and certain EU member states has negatively affected our ChondroCelect business. In accordance with applicable advanced therapy medicinal product regulations, after January 1, 2013, in principle, all advanced therapy medicinal products required central marketing authorization from the EMA. This should have been beneficial for ChondroCelect, which was the first advanced therapy medicinal product to have obtained such central marketing authorization. However, the advanced therapy medicinal product regulation provided for an exemption for hospitals, which allowed EU member states to permit the non-routine production of advanced therapy medicinal product in their markets without central marketing authorization from the EMA. The implementation of this exemption by certain EU member states, notably Spain and Germany, which had very developed markets for autologous chondrocyte implantation procedures, has allowed such countries to keep local products in the market without central marketing authorization from the EMA even after January 1, 2013, thereby significantly reducing the market potential for ChondroCelect.

Although the basic regulatory frameworks appear to be in place in the United States and in Europe for cell-based products, at present regulators have limited experience with such products and the interpretation of these frameworks is sometimes difficult to predict. Moreover, the regulatory frameworks themselves will continue to evolve as the FDA and the EMA issue new guidelines. The interpretation of existing rules or the issuance of new regulations may impose additional constraints on the research, development, regulatory approval, manufacturing or distribution processes of future and existing product candidates, and could prevent us from generating revenues or achieving sustained profitability and force us to withdraw our products from the market.

Unexpected events may occur in the cell therapy field, in particular unforeseen safety issues of any cell therapy product. Moreover, scientific progress might yield new insights on the biology of stem cells which might in turn impact the requirements of safety and efficacy demonstration for stem cell or other cell therapies. Such events or new insights might change the regulatory requirements and framework, in particular strengthening the required clinical research package and increasing the amount of data required to be provided. This could result in additional constraints on our product development process and lead to significant delays, which could prevent us from ever generating meaningful revenues or achieving sustained profitability.

Expedited pathways for Cx601, if obtained, may not lead to a faster development process.

We intend to seek expedited review for Cx601 in the United States. The fast track program is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for expedited review if they are intended, alone or in combination with one or more drugs or biologics, to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Expedited review applies to the combination of the product candidate and the specific indication for which it is being studied. The FDA has broad discretion in determining whether to grant review under any of its expedited development and review programs for a drug or biologic. Obtaining expedited review does not change the standards for product approval, but may expedite the development or approval process. There is no assurance that the FDA will grant such review. Even if the FDA does grant expedited review for Cx601, it may not actually result in faster clinical development or regulatory review or approval. Furthermore, such a review does not increase the likelihood that Cx601 will receive marketing approval in the United States.

In addition, we are broadly exploring available options, which could result in the BLA being filed before the Phase III study (which we expect to begin during the first half of 2017) is complete. There is no guarantee, however, that any of these options will be successful.

Although we have entered into a special protocol assessment, or SPA, agreement with the FDA relating to the U.S. Phase III trial of Cx601 for the treatment of perianal fistulas, this agreement does not guarantee any particular outcome with respect to regulatory review of the trial or any associated biologics license application, or BLA.

The protocol for our U.S. Phase III trial of Cx601 for the treatment of perianal fistulas was reviewed and agreed upon by the FDA under an SPA agreement in 2015. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of clinical trials that are intended to form the primary basis for determining a drug product’s safety and efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to the effectiveness of the indication studied.

Because the SPA provides for the evaluation of protocols for trials that have not been initiated, the conduct and results of the subsequent trial are not part of the evaluation. Therefore, the existence of an SPA agreement does not guarantee that the FDA will accept a new drug application or a BLA or that the trial results will be adequate to support approval. Those issues are addressed during the review of a submitted application; however, it is hoped that trial quality will be improved by the SPA process.

In rare cases, the FDA may rescind an SPA agreement. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts.

An SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study.

In January 2017, we had a Type C meeting (which is any meeting other than a Type A or Type B meeting between CBER or CDER and a sponsor or applicant regarding the development and review of a product) with the FDA to discuss changes to our Phase III Cx601 clinical trial protocol relating to sample size and patient recruitment, among other aspects. Based on feedback from that meeting, we submitted a revised protocol in February 2017. There is no guarantee, however, that our revised protocol will be accepted by the FDA.

Risks Related to Our Financial Condition and Capital Requirements

If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our product candidates. If our product candidates are approved, we will require significant additional funds in order to launch and commercialize such product candidates in the United States and internationally. We may also need to spend substantial amounts to expand our manufacturing infrastructure.

As at December 31, 2016, we had cash and cash equivalents of 78.0 million euros, and we believe that this amount will be sufficient to fund our operations through at least 12 months. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. As a result, we may require additional capital for the further development and commercialization of our product candidates.

Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to, the following:

•	The initiation, progress, timing, costs and results of clinical trials for our product candidates.

•	The clinical development plans we establish for these product candidates.

•	The number and characteristics of the product candidates that we develop and for which we seek regulatory approval.

•	The outcome, timing and cost of regulatory approvals by the FDA, the EMA and any other comparable foreign regulatory authorities, including the potential for the FDA, the EMA or any other comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect.

•	The ability to enter into licensing agreements with appropriate partners and to negotiate favorable terms with such partners.

•	The cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

•	The effects of competing technological and market developments.

•	The cost and timing of completing the technology transfer to contract manufacturing organizations in the United States and other international markets.

•	The ability to scale up manufacturing activities for our product candidates and approved products to a commercial scale.

•	The cost and timing of completion of commercial-scale manufacturing activities.

•	The cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.

•	The cost of obtaining favorable pricing and market access decisions from public and private payers for our products.

Additional funding may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our business strategy. Our ability to borrow may also be affected by the conditions under our financing agreements, including our 9% senior unsecured bonds due 2018 for 25.0 million euros in total principal amount, convertible into our ordinary shares, that we issued on March 6, 2015. If we are unable to raise additional funds through equity or debt financing, we may need to delay, scale back or eliminate expenditures for some of our research, development and commercialization plans, or grant rights to develop and market products that we would otherwise prefer to develop and market ourselves, thereby reducing their ultimate value to us.

We have a history of operating losses and an accumulated deficit and may never achieve sustained profitability.

We experienced operating losses since our founding in February 2000 until December 31, 2015. We experienced net losses of 13.0 million euros for the year ended December 31, 2014, net losses of 35.1 million euros for the year ended December 31, 2015 and net income of 3.8 million euros for the year ended December 31, 2016. As of December 31, 2016, we had an accumulated deficit of 116.2 million euros. Our losses resulted mainly from the following:

•	Preclinical, clinical, manufacturing and regulatory efforts we undertook to advance the product candidates in our pipeline and to obtain marketing authorization from the EMA with respect to ChondroCelect and Cx601.

•	Our commercial efforts in launching ChondroCelect.

•	General and administrative costs associated with our operations.

Except for the year ended December 31, 2016, our costs have always exceeded our revenues, which have been historically generated mainly through grants and income from the sale of ChondroCelect. In July 2016, TiGenix requested the withdrawal of marketing authorization for ChondroCelect for commercial reasons, which became effective as of November 30, 2016. TiGenix no longer generates revenues from ChondroCelect.

Our ability to achieve sustained profitability depends on our ability to develop and commercialize our product candidates, and we do not know when, or if, we will generate significant revenues from their sale in the future.

Even if we do generate sales from our product candidates in the future, we may never achieve sustained profitability. We anticipate substantial operating losses over the next several years as we execute our plan to expand our research, development and commercialization activities, including the clinical development and planned commercialization of our product candidates, and incur the additional costs of operating as a U.S.-listed public company. In addition, if we obtain regulatory approval of our product candidates, we may incur significant sales and marketing expenses. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

Our net losses and significant cash used in operating activities have raised substantial doubt regarding our ability to continue as a going concern.

We have a limited operating history and have experienced net losses and significant cash used in operating activities in each period since inception except for the year ended December 31, 2016. We expect to have significant cash outflows for at least the next twelve months following that date and had an accumulated deficit of 116.2 million euros as of December  31, 2016. In addition, we have debt service obligations under our convertible bonds and the loan facility agreement with Kreos Capital IV (UK) (“Kreos”), which have an impact on our cash flow. These conditions, among others, raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Future reports on our financial statements may include an emphasis of matter paragraph with respect to our ability to continue as a going concern. Except for the year 2016, we have not been profitable since inception, and it is possible we will never achieve sustained profitability. None of our product candidates can be marketed until governmental approvals have been obtained. Accordingly, there is no substantial source of revenues, much less profits, to sustain our present activities, and no substantial revenues will likely be available until, and unless, our product candidates are approved by the EMA, FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. Based upon our currently expected level of operating expenditures, we expect to be able to fund our operations through at least 12 months after December 31, 2016 but we will require significant additional cash resources to launch new development phases of existing projects in our pipeline. In addition, this period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. Other financing may not be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

Our revenues and operating results may fluctuate and may not be sufficient to cover our fixed costs.

Our revenues and operating results have fluctuated in the past and are likely to do so in the future due to a number of factors, many of which are not under our control. Some of the factors that could cause our operating results to fluctuate include, but are not limited to, those listed below and identified throughout this Annual Report:

•	The (positive or negative) success rate of our development efforts.

•	Our ability to manage future clinical trials, given the regulatory environment.

•	The timing of approval, if any, of our products by the appropriate regulatory bodies.

•	Our ability to commercialize our products whether by ourselves or in conjunction with licensing partners (including our ability to obtain funding or reimbursement from public and private payers for our products).

•	Our ability to scale up manufacturing activities for our product candidates and approved products to a commercial scale.

There is no direct link between the level of our expenses in connection with developing our pipeline of expanded adipose-derived stem cell-based, or eASC-based, product candidates or our pipeline of cardiac stem cell-based, or CSC-based, product candidates and our revenues, which will primarily consist of royalties from sales of Cx601 under our licensing agreement with Takeda, once the product comes to market until we are able to bring another product to market. Accordingly, if revenues decline or do not grow as we expect, we may not be able to reduce our operating expenses correspondingly and may suffer losses accordingly.

Our ability to borrow and maintain outstanding borrowings is subject to certain restrictions under our convertible bonds.

On March 6, 2015, we issued 9% senior unsecured bonds due 2018 for 25.0 million euros in total principal amount, convertible into our ordinary shares. Under the terms of the convertible bonds, we are restricted from creating any security interests over any of our assets, including any part of our business, unless certain conditions are met. We may not be able to meet the conditions imposed by the trustee under the notes or the bondholders, which may restrict our ability to borrow and maintain outstanding borrowings. In addition, a breach of the covenant or other provisions of the bonds could result in an event of default, which, if not cured or waived, could result in outstanding borrowings becoming immediately due and payable.

The allocation of available resources could affect our ability to carry out our business plan.

We have significant flexibility and broad discretion to allocate and use our available resources. If such resources are not wisely allocated, our ability to carry out our business plan could be threatened. Our board of directors and management determines, in their sole discretion and without the need for approval from the holders of our ordinary shares and ADSs, the amounts and timing of our actual expenditures, which will depend upon numerous factors, including the status of our product development and commercialization efforts, if any, and the amount of cash received resulting from partnerships and out-licensing activities.

For example, after our acquisition of Coretherapix, we decided to prioritize the ongoing Phase I/II clinical trial of AlloCSC-01 in acute myocardial infarction, which resulted in our decision to put our planned Phase IIb trial for Cx611 in early rheumatoid arthritis on hold. Likewise, in prior years, we did not have sufficient resources to both pursue the clinical development of the products coming from the allogeneic eASC platform while simultaneously aggressively commercializing ChondroCelect. As a result, our board of directors decided to license ChondroCelect to Sobi in order to concentrate our existing human and capital resources on the clinical development of product candidates from the eASC-based platform, which we perceived to be of more value than commercializing ChondroCelect. In July 2016, TiGenix requested the withdrawal of marketing authorization for ChondroCelect for commercial reasons, which became effective as of November 30, 2016. TiGenix no longer generates revenues from ChondroCelect.

More generally, before the launch of ChondroCelect, we were expecting the product to be approved in both Europe and the United States. In order to approve the product in the United States, the FDA would have required us to perform a second Phase III trial in the United States, and the costs associated with such a trial made it impossible for us to launch the product into the United States, which we perceive to be our most important market. In Europe, we had anticipated that funding or reimbursement would be granted more rapidly in Spain and in the United Kingdom, that reimbursement would be approved on an unrestricted basis in Germany, and that reimbursement would be approved in France (see also “—There may be uncertainty over reimbursement from third parties for newly approved healthcare products or such reimbursement may be refused, which could affect our ability to commercialize our product candidates” below). We had also expected that the advanced therapy medicinal product regulation would be more strictly enforced (see “—We work in a strict regulatory environment, and future changes in any pharmaceutical legislation or guidelines, or unexpected events or new scientific insights occurring within the field of cell therapy, could affect our business” above), which would have forced all existing autologous chondrocyte implantation products that had not been approved through the advanced therapy medicinal product regulation to exit the market. Therefore, our expectations in respect of the potential market and the uptake of the product were higher than the results that were effectively obtained.

In addition, we constantly evaluate opportunities to acquire businesses and technologies that we believe are complementary to our business activities, such as our acquisition of Coretherapix, which has a platform of allogeneic cardiac stem cell products, and we also expend our human and capital resources on the integration of such acquired businesses and the development of their technologies, which may affect our ability to develop our own product candidates.

Our international operations pose currency risks, which may adversely affect our operating results and net income.

Our operating results may be affected by volatility in currency exchange rates and our ability to manage effectively our currency transaction risks. We use the euro as our currency for financial reporting purposes. In the future, a significant portion of our operating costs may be in U.S. dollars, because we have entered into an agreement with Lonza, a U.S.-based contract manufacturing organization, to manufacture our lead product candidate in the United States, and will enter into research and development collaborations, trial collaborations, and professional services contracts in the United States. We also expect a share of our future revenues to be in U.S. dollars. Our exposure to currency risks could increase over time. We do not currently manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. For example, we have not engaged in any active hedging techniques, and we have not employed any derivative instruments to date. Therefore, unfavorable fluctuations in the exchange rate between the euro and U.S. dollars could have a negative impact on our financial results.

Risks Related to Our Business

The manufacturing facilities where our product candidates are made are subject to regulatory requirements that may affect the development of our product candidates and the successful commercialization of our product candidates.

Our product candidates must be manufactured to high standards in compliance with regulatory requirements. The manufacture of such product candidates is subject to regulatory authorization and to the current good manufacturing practice, or cGMP, requirements prescribed in the relevant country or territory of manufacture or supply.

The cGMP requirements govern quality control of the manufacturing process and require written documentation of policies and procedures. Compliance with such procedures requires record keeping and quality control to ensure that the product meets applicable specifications and other requirements including audits of vendors, contract laboratories and suppliers. Manufacturing facilities are subject to inspection by regulatory authorities at any time. If an inspection by a regulatory authority indicates that there are deficiencies, we or our contract manufacturer could be required to take remedial actions, stop production or close the relevant facility. If we fail to comply with these requirements, we also may be required to curtail the relevant clinical trials, might not be permitted to sell our product candidates or may be limited as to the countries or territories in which we are permitted to sell them.

Our eASC-based development and clinical stage product candidates are manufactured in our facilities in Madrid, Spain, which have been certified by the Spanish Medicines and Medical Devices Agency under cGMP requirements. Cx601 will be manufactured by Lonza, a U.S.-based contract manufacturing organization, at its facility in Walkersville, Maryland, for our expected Phase III trial following the completion of technology transfer. Outside the United States, under our licensing agreement, we expect Takeda to assume responsibility for manufacturing Cx601 following the completion of technology transfer no later than January 1, 2021. AlloCSC-01, the CSC-based product candidate developed by our subsidiary Coretherapix, is manufactured by 3P Biopharmaceuticals, which has been certified as cGMP-compliant by the Spanish Medicines and Medical Devices Agency, based on a process developed by Coretherapix. However, the certification may be interrupted, suspended or discontinued because of a failure to maintain compliance or for any other reason. In addition, the regulations or policies applied by the relevant authorities may change, and any such change would require us to undertake additional work, which may not be sufficient for us to comply with the revised standards.

Any failure to comply with applicable cGMP requirements and other regulations may result in fines and civil penalties, suspension of production, product seizure or recall, import ban or detention, imposition of a consent decree, or withdrawal of product approval, and may limit the availability of our product candidates. Any manufacturing defect or error discovered after our product candidates have been produced and distributed also could result in significant consequences, including adverse health consequences, injury or death to patients, costly recall procedures, damage to our reputation and potential for product liability claims. An inability to continue manufacturing adequate supplies of our product candidates at our facilities in Madrid, Spain, or elsewhere could result in a disruption in the supply of our product candidates.

There may be uncertainty over funding or reimbursement from third parties for newly approved healthcare products or such funding or reimbursement may be refused, which could affect our ability to commercialize our product candidates.

Our ability to commercialize future product candidates will depend, in part, on the availability of reimbursement from government and health administration authorities, private health insurers, managed care programs and other third-party payers. Significant uncertainty exists as to the pricing, market access or reimbursement status of newly approved healthcare products. In many countries, medicinal products are subject to a regime of reimbursement by government health authorities, private health insurers or other organizations. Such organizations are under significant pressure to limit healthcare costs by restricting the availability and level of reimbursement. For example, we were not successful in obtaining certain forms of reimbursement with respect to ChondroCelect, such as the opinion of the French Haute Autorité de la Santé that ChondroCelect should not be reimbursed in France, the delays in obtaining funding or reimbursement in Spain and the United Kingdom, the decision to grant limited reimbursement in Germany, and the reversal of the decision to reimburse ChondroCelect in Belgium. Negative decisions or reversals of reimbursement decisions by certain authorities or third-party payers may have an unfavorable spillover effect on pending or future funding or reimbursement applications.

We may not be able to obtain or maintain prices for products sufficient to realize an appropriate return on investment if adequate public health service or health insurance coverage is not available. In addition, rules and regulations regarding funding or reimbursement may change, in some cases at short notice, especially in light of the global cost pressures on healthcare and pharmaceutical markets. Such changes could affect whether funding or reimbursement is available at adequate levels or at all.

The regulatory landscape that will govern our product candidates is evolving, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

Because we are developing novel stem cell therapy product candidates that are unique biological entities, the regulatory requirements that we will be subject to may change. Even with respect to more established products that fit into the categories of cell therapies, the regulatory landscape is still developing and will likely continue to change in the future. In particular, such products may be subject to increased scrutiny by regulatory authorities. For example, the EMA established a special committee called the Committee for Advanced Therapies to assess the quality, safety and efficacy of advanced-therapy medicinal products, a category that includes cell therapy products including our product candidates. This committee advises the Committee for Medicinal Products for Human Use, or CHMP, which is responsible for a final opinion on the granting, variation, suspension or revocation of an application for marketing authorization in the European Union.

Likewise, in the United States, the FDA has established the Office of Tissues and Advanced Therapies (OTAT), formerly known as the Office of Cellular, Tissue and Gene Therapies (OCTGT) within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of cell therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Cell therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual cell therapy protocols may proceed, review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which a clinical trial will be conducted. Similarly complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape.

As we advance our product candidates, we will be required to consult with these regulatory and advisory groups and comply with all applicable guidelines, rules and regulations. If we fail to do so, we may be required to delay or discontinue development of our product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease our ability to generate sufficient product revenue to maintain our business.

These various regulatory review committees and advisory groups may also promulgate new or revised guidelines from time to time that may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post-approval limitations or restrictions. Because the regulatory landscape for our stem cell therapy product candidates is evolving, we may face even more cumbersome and complex regulations in the future. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.

In addition, adverse developments in clinical trials of cell therapy products conducted by others may cause the FDA or other regulatory bodies to change the requirements for approval of any of our product candidates.

Tissue-based products are regulated differently in different countries. These requirements may be costly and result in delay or otherwise preclude the distribution of our products in some foreign countries, any of which would adversely affect our ability to generate operating revenues.

Tissue-based products are regulated differently in different countries. Many foreign jurisdictions have a different and sometimes more difficult regulatory pathway for human tissue-based products, which may prohibit the distribution of these products until the applicable regulatory agencies grant marketing approval or licensure. The process of obtaining regulatory approval is lengthy, expensive and uncertain, and we may never seek such approvals, or if we do, we may never gain those approvals. Any adverse events in our clinical trials for a future product under development could negatively impact our products.

Safe and efficacious human medical applications may never be developed using cell therapy products or related technology.

If serious adverse events related to cell therapy products were to arise in clinical trials or after marketing approval, the EMA or FDA could impose more restrictive safety requirements on cell therapy products generally, including in the manner of use and manufacture, could require safety warnings in product labeling, and could limit, restrict or deny permission for new cell therapy products to enter clinical trials or to be marketed.

Our cell therapy product candidates represent new classes of therapy and may not be accepted by patients or medical practitioners.

Our ability to commercialize Cx601 and future product candidates will depend, in part, on market acceptance, including the willingness of medical practitioners to invest in training programs to use the products. Cell therapy products are a novel treatment, and such products may not be immediately accepted as complementary or alternative treatments to the current standards of care. We may not be able to obtain or maintain recommendations and endorsements from influential physicians, which are an essential factor for market acceptance of our product candidates, or our product candidates may not gain sufficient market recognition in spite of favorable opinions from key leaders.

The degree of market acceptance of our cell therapy product candidates will depend on a number of factors, including the following:

•	The clinical safety and effectiveness of our products and their demonstrated advantage over alternative treatment methods.

•	Our ability to demonstrate to healthcare providers that our products provide a therapeutic advancement over standard of care or other competitive products or methods.

•	Our ability to educate healthcare providers on the use of patient-specific human tissue, to avoid potential confusion with and differentiate ourselves from the ethical controversies associated with human fetal tissue and engineered human tissue.

•	Our ability to educate healthcare providers, patients and payers on the safety and adverse reactions involving our products.

•	Our ability to meet supply and demand and develop a core group of medical professionals familiar with and committed to the use of our products.

•	The cost-effectiveness of our products and the reimbursement policies of government and third-party payers.

If the medical community or patients do not accept the safety and effectiveness of our product candidates or they fail to demonstrate a favorable risk/benefit profile, this could negatively affect any future sales.

Ethical, legal, social and other concerns surrounding the use of human tissue in synthetic biologically engineered products may negatively affect public perception of us or our product candidates, or may result in increased scrutiny of our product candidates from a regulatory perspective.

The public perception of ethical and social issues surrounding the use of tissue-engineered products or stem cells may limit or discourage the use of our product candidates. The use of human cells, such as differentiated cartilage cells, eASCs, CSCs and other adult stem cells, as starting material for the development of our product candidates could generate negative public perceptions of our product candidates and public expressions of concern could result in stricter governmental regulation, which may, in turn, increase the cost of manufacturing and marketing our product or impede market acceptance of our product candidates.

The manufacture of cell therapy products is characterized by inherent risks and challenges and may be a more costly endeavor than manufacturing other therapeutic products.

The manufacture of cell therapy products, such as our product candidates, is highly complex and is characterized by inherent risks and challenges, such as raw material inconsistencies, logistical challenges, significant quality control and assurance requirements, manufacturing complexity, and significant manual processing. Unlike products that rely on chemicals for efficacy, such as most pharmaceuticals, cell therapy products are difficult to characterize due to the inherent variability of biological input materials. As a result, assays of the finished product may not be sufficient to ensure that the product will perform in the intended manner. Accordingly, we employ multiple steps to control our manufacturing process to ensure that the process works and that our product candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory, which could be costly to us or result in reputational damage. We have experienced lot failures in the past and we might experience such failures in the future.

We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet EMA, FDA or other applicable standards or specifications with consistent and acceptable production yields and costs. In addition, the FDA, the EMA and other foreign regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other foreign regulatory authorities may require that we not distribute a lot until the agency authorizes its release.

Successfully transferring complicated manufacturing techniques to contract manufacturing organizations and scaling up these techniques for commercial quantities is time consuming and subject to potential difficulties and delays. We have entered into an agreement with Lonza, a leading U.S.-based contract manufacturing organization active in biological and cell therapy manufacturing, to produce Cx601 in the United States in connection with the proposed Phase III clinical trial to register Cx601 in the United States. Our technology transfer to Lonza may result in setbacks in replicating the current manufacturing process at a new facility and in scaling up production. Likewise, we or any other third parties with whom we enter into strategic relationships, including Takeda, might not be successful in streamlining manufacturing operations or implementing efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price and production standards or production volumes to achieve profitability. Our failure to develop these manufacturing processes in a timely manner could prevent us from achieving our growth and profitability objectives as projected or at all.

We face competition and technological change, which could limit or eliminate the market opportunity for our product candidates.

The pharmaceutical industry is characterized by intense competition and rapid innovation. Our product candidates will compete against a variety of therapies in development for inflammatory and autoimmune diseases that use therapeutic modalities such as biologics and cell therapy, including products under development by Anterogen, Delenex Therapeutics, Novartis, Celgene, Bristol Myers Squibb, Sanofi/Regeneron, Johnson & Johnson, GlaxoSmithKline and others, including various hospitals and research centers. Finally, with respect to the product candidates of our subsidiary Coretherapix, there are a variety of cell therapy treatments in development for acute myocardial infarction, including products under development by Pharmicell, Caladrius, Athersys, Mesoblast and Capricor.

Our competitors may be able to develop other products that are able to achieve similar or better results than our product candidates. Our potential competitors include established and emerging pharmaceutical and biotechnology companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective or less costly than our product candidates. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, price and reimbursement.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with EMA or FDA regulations, to provide accurate information to the EMA or FDA, to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent off-label promotion, fraud, kickbacks, self-dealing and other abusive practices in the United States and in jurisdictions outside of the United States where we conduct our business. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. If governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions, up to and including criminal prosecution, fines and imprisonment.

We could face product liability claims, resulting in damages against which we are uninsured or underinsured.

Our business exposes us to potential product liability and professional indemnity risks, which are inherent in the research, development, manufacturing, marketing and use of medical treatments. It is impossible to predict the potential adverse effects that our product candidates may have on humans. The use of our product candidates in human clinical trials may result in adverse effects, and long-term adverse effects may only be identified following clinical trials and approval for commercial sale. In addition, physicians and patients may not comply with any warnings that identify the known potential adverse effects and the types of patients who should not receive our product candidates. We may not be able to obtain necessary insurance at an acceptable cost or at all. We currently carry 20-million euros of liability insurance. In the event of any claim, the level of insurance we carry now or in the future may not be adequate, and a product liability or other claim may materially and adversely affect our business. If we cannot adequately protect ourselves against potential liability claims, we may find it difficult or impossible to commercialize our product candidates. Moreover, such claims may require significant financial and managerial resources, may harm our reputation if the market perceives our drugs or drug candidates to be unsafe or ineffective due to unforeseen side effects, and may limit or prevent the further development or commercialization of our product candidates and future product candidates.

We use various chemical and biological products to conduct our research and to manufacture our medicines. Despite the existence of strict internal controls, these chemical and biological products could be the object of unauthorized use or could be involved in an accident that could cause personal injury to people or damage to the environment, which could result in a claim against us. Our activities are subject to specific environmental regulations that impose obligations which, if not complied with, could give rise to third party or administrative claims and could even result in fines being imposed or, in the worst case scenario, to our operations being suspended or shut down.

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as the following:

•	fluctuations in foreign currency exchange rates;

•	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

•	potential changes to the accounting standards, which may influence our financial situation and results;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	difficulties in attracting and retaining qualified personnel;

•	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; and

•	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

Our inability to manage our expansion, both internally and externally, could have a material adverse effect on its business.

We may in the future acquire other businesses, companies with complementary technologies or products to expand our activities. As a consequence, intangible assets, including goodwill, may account for a larger part of the balance sheet total than is currently the case. Despite the fact that we carefully investigate every acquisition, the risk remains, amongst others, that corporate cultures may not match, expected synergies may not be fully realized, restructurings may prove to be more costly than initially anticipated and that acquired companies may prove to be more difficult to integrate than foreseen. We can therefore not guarantee that we will successfully be able to integrate any acquired companies.

Our ability to manage our growth effectively will require us to continue to improve our operations, financial and management controls, reporting systems and procedures, and to train, motivate and manage our employees and, as required, to install new management information and control systems. We may not be able to implement improvements to our management information and control systems in an efficient and timely manner or such improvements, if implemented, may not be adequate to support our operations.

The results of the United Kingdom’s referendum on leaving the European Union may have a negative effect on our business.

On June 23, 2016, a majority of voters in the United Kingdom voted to leave the European Union in a referendum and on March 29, 2017 the United Kingdom delivered its official withdrawal notification to the President of the European Council. The terms of the United Kingdom’s withdrawal are subject to a negotiation period that could last up to two years from the date the withdrawal notification was delivered. The United Kingdom’s decision has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply in the future. These developments have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital. In addition, it is uncertain whether our EMA approvals, if granted, will cover the United Kingdom. If not, it is not yet known what the new U.K. approval process will involve.

Risks Related to Our Intellectual Property

We may not be able to protect adequately our proprietary technology or enforce any rights related thereto.

Our ability to compete effectively with other companies depends, among other things, on the exploitation of our technology. In addition, filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Our competitors may, therefore, develop equivalent technologies or otherwise gain access to our technology, particularly in jurisdictions in which we have not obtained patent protection or in which enforcement of such protection is not as strong as it is in the United States.

Patents might not be issued with respect to our pending or future applications. The lack of any such patents may have a material adverse effect on our ability to develop and market our proposed product candidates. We may not be able to develop product candidates that are patentable, or our current or future patents may not be sufficiently broad in their scope to provide commercially meaningful protection against competition from third parties. The validity or scope of any of our patents may be insufficient, claims relating to our patents may be asserted by other parties and, if challenged, our patents may be revoked. Even if competitors do not successfully challenge our patents, they might be able to design around such patents or develop unique technologies or products providing effects similar to our product candidates.

If our intellectual property rights, trade secrets and know-how are infringed, litigation may be necessary to protect our intellectual property rights, trade secrets and know-how, which could result in substantial costs and diversion of efforts with no guarantee of success. Our attempts to obtain patent or other protection for certain of our product candidates or technologies may also be subject to opposition. We may need to incur substantial costs to overcome such opposition with no guarantee of success. From time to time, we engage in opposition or interference proceedings to prevent third parties from obtaining relevant patent or other protection, which may be expensive and time-consuming again with no guarantee of success.

Developments in U.S. patent law may prevent us from obtaining or enforcing patents directed to our stem cell technologies, which could have a material adverse effect on our business.

U.S. courts have recently issued decisions limiting the patent eligibility of natural products and natural correlations. On June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, the U.S. Supreme Court held that isolated genomic DNA segments are not patentable subject matter, but complementary DNA molecules are patentable subject matter. On May 8, 2014, the U.S. Court of Appeals for the Federal Circuit held that cloned animals are not patentable subject matter. Furthermore, on March 20, 2012, in Mayo Collaborative Services v. Prometheus Laboratories, the U.S. Supreme Court held that certain algorithms for measuring drug metabolite levels from patient samples and correlating them to drug doses are not patentable subject matter. On June 19, 2004, in Alice Corporation Pty. Ltd. v. CLS Bank International, et al., a case involving patent claims directed to a method for mitigating settlement risk, the Court held that the patent eligibility of claims directed to abstract ideas, products of nature, and laws of nature should be determined using the same framework set forth in Prometheus.

The Patent and Trademark Office has issued guidelines setting forth procedures for determining patent eligibility of claims directed to abstract ideas, product of nature and laws of nature in line with the Prometheus, Myriad, and Alice decisions. The guidelines indicate that a claim reciting any natural phenomenon or natural product will be treated as ineligible for patenting unless the claim as a whole recites something significantly different from the natural product. The effect of these decisions on patents for inventions relating to other natural phenomena and natural products, such as stem cells, is uncertain. Because our patent portfolio is largely directed to stem cells and their use, as well as to uses of naturally-occurring biomarkers, these developments in U.S. patent law could affect our ability to obtain new U.S. patents or to enforce our existing patents. In some of our pending U.S. patent applications the Patent and Trademark Office has questioned whether certain of our claims are eligible for patenting. If we are unable to procure additional U.S. patents or to enforce our existing U.S. patents, we would be vulnerable to competition in the United States.

Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the Patent and Trademark Office or oppositions and other comparable proceedings in foreign jurisdictions. Recently, under U.S. patent reform, new procedures including inter partes review and post grant review have been implemented. This reform is untried and untested and will bring uncertainty to the possibility of challenge to our patents in the future. Numerous U.S. and non-U.S. issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that the use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents might be able to block our ability to commercialize the product candidate, unless we were to obtain a license under the applicable patents, or until such patents expired or they were finally determined to be invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patent might be able to block our ability to develop and commercialize our product candidate unless we were to obtain a license or until such patent expired or was finally determined to be invalid or unenforceable. In either case, such a license might not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates might be impaired or delayed, which could in turn significantly harm our business.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to develop further and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we might have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which might be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we might need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all.

Our future development may depend on our ability to obtain and maintain licenses to certain technologies.

We might further expand our activities in the future by in-licensing certain technologies. Collaboration and integration may have an important impact on the success of our expansion strategy. In such a case, we might not own the patents or supplementary protection certificates on the basis of which these licenses may be granted. These licenses may generally be terminated by the licensor if we breach certain of our obligations under the license and in other specified circumstances. If any of our license agreements were to be terminated, the further development and commercialization of some of our product candidates could be prevented or delayed, reducing their potential revenues. The scope of our rights under such licenses may be subject to dispute by licensors or third parties. We might not control the filing or the prosecution of all the patents to which we hold licenses and may need to rely upon our licensors to enforce the patents and to prevent or to challenge possible infringement by third parties. We might not be able to obtain licenses for the technologies that we require in the future.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could expose one or more of our patents to the risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Interference proceedings provoked by third parties or brought by the Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States and in Europe.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs.

We are currently engaged in proceedings challenging a patent owned by the University of Pittsburgh and may choose to delay the launch of our eASC-based products in the United States until the expiration of the patent on March 10, 2020 due to the risk of patent infringement or further litigation.

On April 1, 2011, Cellerix (the predecessor entity of our subsidiary TiGenix SAU) filed an inter partes re-examination request with the Patent and Trademark Office regarding the patent US6777231, owned by the University of Pittsburgh. The Patent and Trademark Office examiner issued a decision concluding that all ten originally issued and all eighteen newly submitted claims of the patent granted to the University of Pittsburgh were invalid. The University of Pittsburgh then appealed the examiner’s decision, but only with respect to two of the newly submitted claims. We cross-appealed the examiner’s refusal to reject those two newly submitted claims as anticipated by the prior art. The Patent Trial and Appeal Board issued a decision simultaneously granting both appeals, thus confirming that all claims of the patent were invalid, but with respect to the newly submitted claims, on different grounds than those cited in the decision by the initial examiner. On this basis, the University of Pittsburgh filed a request to reopen prosecution and submitted claim amendments to those newly submitted claims to the Patent and Trademark Office for further consideration in an attempt to overcome the Patent Trial and Appeal Board’s institution of a new ground for rejection as anticipated by the prior art. We submitted comments to the Patent and Trademark Office arguing that these claim amendments did not overcome the anticipated rejection. On March 16, 2015, the examiner issued her determination that the claim amendments did not overcome the anticipated rejection and further adopted our proposed anticipated rejections over two additional prior art references and two proposed indefiniteness rejections. We and the University of Pittsburgh have submitted comments on the examiner’s determination and replied to each other’s comments. The comments and replies have been entered into the record, and the proceedings were forwarded to the Patent Trial and Appeal Board (PTAB) on December 18, 2015. The proceedings were docketed at the PTAB as of September 13, 2016; accordingly a decision could be rendered by the PTAB at any time. We do not know exactly when a final decision will be rendered, and at this stage, we are not in a position to assess the probable outcome of these proceedings.

This proceeding may take longer than expected and may not ultimately succeed, which may result in unexpected additional costs and may have a material adverse effect on our future business, financial condition, operating results and cash flow. If the re-examination is not successful, we may be required to obtain a license on unfavorable terms, or may not be able to obtain a license at all in order to commercialize our adipose-derived stem cell products in the United States. We would potentially be susceptible to patent infringement or litigation regarding patent infringement while commercializing our eASC products in the United States. We may, therefore, choose to delay the launch of our adipose-derived stem cell products in the U.S. market until the expiration of the patent US6777231 on March 10, 2020. To avoid infringing granted patents equivalent to US6777231 in other countries, we may at any given point in time be forced to develop and utilize alternative technology, to exploit our current technology and products under a royalty-bearing license with respect to the intellectual property rights of other parties or to delay the launch of our adipose-derived stem cell products in the relevant market until patent expiration.

Risks Related to Our Dependence on Third Parties

In the future, we may rely on third parties to manufacture our product candidates in Spain and the United States; a failure of service by such parties could adversely affect our business and reputation.

We have entered into an agreement with Lonza, a leading U.S.-based contract manufacturing organization active in biological and cell therapy manufacturing, to produce Cx601 in the United States in connection with the proposed Phase III clinical trial to register Cx601 in the United States. Outside the United States, under our licensing agreement, we expect Takeda to assume responsibility for manufacturing Cx601 following the completion of technology transfer no later than January 1, 2021. Our CSC-based product candidates are manufactured by 3P Biopharmaceuticals in Spain. We are, therefore, exposed to risks relating to the conduct of business of such parties, including the following:

•	Their ability to employ and retain suitably qualified staff and maintain good labor relations with their workforce.

•	Their ability to meet the required legal, regulatory or quality control standards, including the cGMP requirements prescribed in the relevant country or territory of manufacture or supply.

•	Their level of investment in their facilities and equipment and their ability to consistently manufacture our product candidates to the required standard.

In addition, we may face challenges in communicating with such third parties, which could potentially lead to mistakes and difficulties in coordinating activities. We could also face unexpected cost increases that are beyond our control.

Any failure by such parties to meet the required standards could have a materially adverse effect on our reputation or expose us to legal liability, with respect to which we may have limited recourse to the defaulting party. If such a party were to breach its contractual commitments to us, our only option might be to seek a legal remedy, which could be costly or time-consuming and, even if successful, may not fully compensate us for our damages. If we have to terminate our relationship with such a party due to problems with the timeliness or quality of their work, we may not be able to replace them on commercially acceptable terms, or at all, which could delay or threaten our ability to generate meaningful revenue from product sales as a result of which we may have insufficient capital resources to support our operations.

We will depend heavily on our licensing arrangement with Takeda for the success of Cx601 for complex perianal fistulas outside of the United States. If Takeda terminates our licensing agreement or is unable to meet its contractual obligations, it could negatively impact our business.

In July 2016, we entered into a licensing agreement pursuant to which we granted exclusive rights to Takeda to commercialize and develop Cx601 for complex perianal fistulas outside of the United States.

Under the terms of the licensing agreement, we are entitled to receive specified regulatory and sales milestone payments, as well as royalty payments and an equity investment. In addition, as part of the licensing agreement with Takeda, we will expand our production facility in Madrid, the cost of which we have agreed to share equally with Takeda. In addition, Takeda will be solely responsible for all commercialization activities and associated costs, relating to the licensed product in the licensed territories.

Unless earlier terminated, the licensing agreement will expire on a country-by-country basis upon the expiration of the royalty term in such country for such licensed product. Either party may, subject to a cure period, terminate the licensing agreement in the event of the other party’s uncured material breach. Takeda may also terminate the licensing agreement under specified circumstances relating to regulatory approval, infringement of intellectual property rights or increases in production costs.

If Takeda were to terminate the licensing agreement or fail to meet its contractual obligations, the assumption by us of all costs related to the development of Cx601 and the establishment of a commercial infrastructure in the licensed territories would require substantial resources, financial and otherwise, and could result in us incurring greater expenses than the increase in revenues from our direct sales of the licensed product in the licensed territories. It could also cause a delay in the development of Cx601. Seeking and obtaining a viable, alternative collaborator to partner on the development and commercialization of the licensed product may not be available on similar terms or at all.

We may need to rely on distributors and other third parties to commercialize our product candidates, and such distributors may not succeed in commercializing our product candidates effectively or at all or maintain favorable reimbursement decisions by private and public insurers.

For some market opportunities, we may need to enter into co-development, co-promotion or other licensing arrangements with larger pharmaceutical firms to increase the chances of commercial success of our product candidates. For example, with respect to Cx601, we have entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda currently has the exclusive right to commercialize Cx601 outside the United States. Previously, with respect to ChondroCelect, we entered into an exclusive distribution agreement with Sobi for the European Union (excluding Finland, where we had a pre-existing distribution agreement with Finnish Red Cross Blood Service) as well as several other countries. In July 2016, TiGenix requested the withdrawal of marketing authorization for ChondroCelect for commercial reasons, which became effective as of November 30, 2016. TiGenix no longer generates revenues from ChondroCelect. In the future, we may enter into additional distribution agreements in other territories. We may not be able to establish sales, marketing and distribution, pricing, reimbursement and market access capabilities of our own or to enter into arrangements with contract sales organizations or larger pharmaceutical firms in a timely manner or on acceptable terms. Additionally, building marketing and distribution capabilities may be more expensive than we anticipate and may require us to divert funds from other intended purposes or prevent us from building our own marketing and distribution capabilities to desired levels.

Therefore, the performance of our product candidates will depend in part on our ability to attract and retain suitable partners that will be able to market and support our products effectively. We may lose one or more of our distributors or might not be able to recruit additional or replacement distributors.

Our dependence on third parties may also reduce our profit margins and delay or limit our ability to develop and commercialize our products on a timely and competitive basis.

Our distributors may be faced with hurdles in reimbursement, market acceptance, distribution and competition that delay or even prevent the commercialization of our product candidates or result in the early termination of licensing agreements. The ability of our distributors to commercialize our product candidates also depends, in part, on the extent to which our competition will react.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or if we or these third parties do not comply with applicable regulatory requirements, we may not be able to obtain regulatory approval for, or commercialize, our product candidates.

We rely on third-party contract research organizations to conduct clinical trials for our product candidates, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, regulatory and scientific standards, and our reliance on our contract research organizations does not relieve us of our regulatory responsibilities. We and our contract research organizations will be required to comply with good clinical practices, or GCP, requirements, and good tissue practice, or GTP, requirements, which are a collection of regulations enforced by the FDA, the EMA and/or comparable foreign regulatory authorities for product candidates in clinical development. These GCP and GTP requirements are intended to protect the health, safety and welfare of study subjects through requirements such as informed consent and to ensure data integrity, among other things. Regulatory authorities enforce these GCP and GTP requirements through periodic inspections of trial sponsors, contract research organizations, principal investigators and study sites. If we or any of our contract research organizations fail to comply with applicable GCP and GTP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or a comparable foreign regulatory authority may require us to perform additional clinical trials before approving our marketing applications. Upon inspection, such regulatory authorities might determine that any of our clinical trials do not comply with GCP and GTP regulations. In addition, for biological products, our clinical trials must be conducted with products made under cGMP regulations and will require a large number of test subjects. Our failure or any failure by our contract research organizations to comply with these regulations or to recruit a sufficient number of patients may disregard the clinical data generated in such trial and require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, we may be implicated or subject to civil or criminal liability if any of our contract research organizations violates fraud and abuse or false claims laws and regulations or healthcare privacy and security laws in any jurisdiction in which we conduct our trials.

For example, as part of the marketing authorization application process, we had a routine Good Clinical Practice inspection in September 2016. Following this inspection, we received an inspection report identifying certain critical and major deviations from Good Clinical Practices. We submitted our initial replies to the report from this inspection, including the corresponding planned “corrective and preventive actions”, on October 21, 2016. We received the inspector’s report to the EMA’s Committee for Human Medicinal Products, or the Integrated Inspection Report, in November 2016, which indicated that the inspectors continue to be concerned about potential critical GCP deviations, in particular a potential violation of patient privacy due to the presence of a company-sponsored healthcare professional during the administration of Cx601. The inspectors recommended to the EMA that the data from the trial should be disregarded as part of the marketing authorization application. In making their recommendation, the inspectors focused on the infringement of the patient’s right to consent to the presence of a company-sponsored healthcare professional. Due to the nature of this finding, the inspectors deemed the trial not to be conducted in accordance with ethical principles, including GCP and applicable regulatory requirements. We included our replies to the issues raised in the Integrated Inspection Report as part of our replies to the Day 120 List of Questions, which we submitted in December 2016. In February 2017, EMA sent its “Day 180 List of Outstanding

Issues.” We believe we have adequate answers to the issues identified by EMA, but if our replies are not deemed sufficient by the EMA, we may face additional consequences, including rejection of data or other direct action by national regulatory authorities, which could require us to conduct additional clinical trials or other supportive studies to obtain EMA approval.

The contract research organizations will not be employed directly by us and, except for remedies available to us under our agreements with such contract research organizations, we cannot control whether they devote sufficient time and resources to our ongoing preclinical and clinical programs. These contract research organizations may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other product development activities, which could affect their performance on our behalf. If these contract research organizations do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated or be deemed unreliable, and we may not be able to complete development of, obtain regulatory approval for, or commercialize our product candidates.

Switching or adding contract research organizations involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new contract research organization commences work. As a result, delays may occur, which could materially affect our ability to meet our desired clinical development timelines, and the quality of work may be affected. We are not experiencing, nor do we expect to experience in the foreseeable future, any problems with our contract research organizations that may have a significant effect on our business. However, there is no assurance that we will not encounter challenges in our relationships with our contract research organizations or delays in the future.

We may form or seek strategic alliances in the future, and we might not realize the benefits of such alliances.

We may form or seek strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future products that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates, because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to integrate them with our existing operations and company culture. Following a strategic transaction or license, we might not be able to achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications.

Risks Related to ownership of our ADSs

There is no established trading market for the ADSs.

Our ADSs are listed in the United States on the NASDAQ Global Select Market under the symbol “TIG”. However, we cannot assure you that an active public market in the United States for the ADSs will develop on that exchange, or if developed, that this market will be sustained.

The ADSs may experience price and volume fluctuations.

Stock markets have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ordinary shares and ADSs, regardless of our actual operating performance. The market price and liquidity of the market for the ADSs may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

•	Significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies.

•	Delays between our expenditures to develop and market new products and the generation of sales from those products.

•	Changes in the amount that we spend to develop, acquire or license new products, technologies or businesses.

•	Changes in our expenditures to promote our products and services.

•	Success or failure of research and development projects of us or our competitors.

•	Announcements of acquisitions by us or one of our competitors.

•	The general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation.

•	Changes in regulatory policies or tax guidelines.

•	Changes or perceived changes in earnings or variations in operating results.

•	Any shortfall in revenue or net income from levels expected by investors or securities analysts.

•	Disputes or other developments relating to proprietary rights, including patents, and our ability to obtain patent protection for our technologies.

•	Departures of key scientific or management personnel.

•	Significant lawsuits, including patent litigation.

•	General economic trends and other external factors, many of which are beyond our control.

In addition, the stock market in general, and the NASDAQ Global Select Market and pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant share price volatility in recent years. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Raising additional capital may cause dilution of the percentage ownership of our shareholders, restrict our operations, require us to relinquish rights to our technologies, products or product candidates and could cause our share price to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating as a U.S.-listed public company. To raise capital, we may issue new ordinary shares, ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we issue new ordinary shares, ADSs, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such issuances or sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to the holders of our ordinary shares or ADSs. The incurrence of indebtedness could result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, products or product candidates, or grant licenses on terms unfavorable to us.

Conversion of the 25.0 million euros senior unsecured convertible bonds due 2018 and contractual obligations with Genetrix resulting from the acquisition of Coretherapix may result in a dilution of existing shareholders.

We have issued 25.0 million euros of senior unsecured convertible bonds due 2018. The bonds were issued on March 6, 2015 at 100 per cent of their principal amount (100,000 euros per bond) and have a coupon of 9% per annum. On December 20, 2016 the conversion price was adjusted downward to 0.893 euros as a result of our U.S. initial public offering. The conversion price is subject to customary adjustment mechanisms. At the current conversion price, the bonds will be convertible into 27,830,346 fully paid ordinary shares. If the bonds are converted into new shares, and assuming that the conversion price will be lower than the then prevailing market price of the shares, the conversion will entail a financial dilution of the existing shareholders.

On July 31, 2015, we acquired Coretherapix from Genetrix for an upfront payment of 1.2 million euros in cash and 7.7 million new shares issued in connection with the acquisition. Additionally, Genetrix may receive up to 5.0 million euros in new TiGenix shares (down from 15 million because of the result of the clinical trial in March 2017), which would result in a dilution of existing shareholders. The issue price for these new TiGenix shares will be calculated on the basis of the average closing share price of the Company’s shares on Euronext Brussels over the ninety day period immediately preceding the date of completion of the clinical trial.

Fluctuations in the exchange rate between the U.S. dollar and the euro may increase the risk of holding our ADSs and shares.

Our shares currently trade on Euronext Brussels in euros, and our ADSs trade on the NASDAQ Global Select Market in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and the euro may result in temporary differences between the value of our ADSs and the value of our ordinary shares, which may result in heavy trading by investors seeking to exploit such differences.

In addition, as a result of fluctuations in the exchange rate between the U.S. dollar and the euro, the U.S. dollar equivalent of the proceeds that a holder of our ADSs would receive upon the sale in Belgium of any shares withdrawn from the depositary and the U.S. dollar equivalent of any cash dividends paid in euros on our shares represented by the ADSs could also decline.

Holders of ADSs are not treated as shareholders of our Company, do not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of ADSs are not treated as shareholders of our Company, unless they withdraw our ordinary shares underlying the ADSs. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as shareholders of our Company, other than the rights that they have pursuant to the deposit agreement.

Except as described in this Annual Report and the deposit agreement, holders of ADSs are not able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Under the terms of the deposit agreement, holders of ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with Belgian corporate law and our articles of association. Even so, holders of ADSs may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of ADSs, the depositary, upon timely notice from us, will notify holders of ADSs of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders of ADSs a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from holders of ADSs on or before the response date established by the depositary. No voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (i) substantial opposition exists, or (ii) such matter materially and adversely affects the rights of shareholders. We cannot guarantee that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that its shares are recorded in its name at midnight (Central European Time) at the end of the fourteenth day preceding the date of the meeting of shareholders. Failure by the depositary to record your shares by the record date, could result in the inability to participate and vote at the relevant meeting of shareholders. In addition, the depositary’s liability to holders of ADSs for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or our Company if their shares are not voted as they have requested or if their shares cannot be voted.

We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of the ADSs appreciates.

We have no present intention to pay dividends in the foreseeable future. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules. In addition, in accordance with Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our non-consolidated statutory accounts to a legal reserve until the reserve equals 10% of our share capital. Therefore, we are unlikely to pay dividends or other distributions in the foreseeable future. If the price of the ADSs or the underlying ordinary shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. domestic issuers. This may limit the information available to holders of ADSs.

We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic issuers. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic issuers. Accordingly, there may be less publicly available information concerning our Company than there is for U.S. public companies. As a foreign private issuer, we file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, we are not required to publish quarterly financial information, and, therefore, our shareholders will not be afforded the same information generally available to investors holding shares in public companies organized in the United States.

We are an “emerging growth company,” and we intend to take advantage of reduced disclosure and governance requirements applicable to emerging growth companies, which could result in the ADSs being less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the following:

•	Exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

•	Reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

•	Exemptions from the requirements to hold nonbinding advisory votes on executive compensation and to seek shareholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years from December 2016, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs, and our share price may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to report accurately our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in the future, we will be required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we may need to hire additional accounting and financial staff or a third-party service provider with the appropriate experience, as well as understanding of internal control processes around supervision and monitoring of our accounting and reporting functions and technical accounting knowledge and application, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have incurred and will continue to incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will continue to be required to devote substantial time to new compliance initiatives.

As a company whose ADSs have recently begun to be publicly traded in the United States, we have incurred and will continue to incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NASDAQ Stock Market have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls.

These costs will increase at the time when we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and may continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors or its committees. Furthermore, if we are unable to satisfy our obligations as a U.S.-listed public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

You may be subject to limitations on the transfer of your ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body or of any regulatory authority, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

While we do not anticipate paying any dividends on our ordinary shares in the foreseeable future, if any dividend is declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for our ordinary shares and ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

It may be difficult for investors outside Belgium to serve process on, or enforce foreign judgments against, us or our directors and senior management.

We are a Belgian public limited liability company. Only one member of our board of directors and no member of our executive management is a resident of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal that are exhaustively listed in Article 25 of the Belgian Code of Private International Law. These grounds mainly require that the recognition or enforcement of the foreign judgment should not be a manifest violation of public policy, that the foreign courts must have respected the rights of the defense, that the foreign judgment should be final, and that the assumption of jurisdiction by the foreign court may not have breached certain principles of Belgian law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy.

We believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2016 taxable year. However, because our PFIC status for any taxable year is a factual determination that is made annually and may depend, in part, on the market value of our shares or ADSs from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the composition of our income and assets and the market value of our shares and ADSs for 2016, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2016 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. Because PFIC status must be determined annually based on factual tests, our PFIC status for any taxable year will depend on the composition of our income and assets and our activities in those years—for example, the timing of receipt of, or entitlement to, certain royalty or milestone payments. Furthermore, because we hold a substantial amount of cash and cash equivalents, our PFIC status for any taxable year may depend on the value of our goodwill, which may be determined by reference to our market capitalization (which may be especially volatile given the nature of our business). Therefore, a decline in the value of our shares or ADSs could result in us being a PFIC. In general, we will be a PFIC for any taxable year in which either of the following is true:

•	At least 75% of our gross income (looking through certain corporate subsidiaries) for the taxable year is “passive income.”

•	At least 50% of the value, determined on the basis of a quarterly average, of our gross assets (looking through certain corporate subsidiaries) is attributable to assets that produce or are held for the production of “passive income.”

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Cash is a passive asset for PFIC purposes, even if held as working capital. If we are a PFIC for any taxable year during which you own our shares or ADSs, and you are a U.S. holder, you will generally be subject to additional taxes and interest charges on the sale of our shares or ADSs or upon receipt of an “excess distribution” with respect to the shares or ADSs. In general, a U.S. holder would receive an “excess distribution” if the amount of any distribution for U.S. federal income tax purposes in respect of the shares or ADSs is more than 125% of the average distributions made with respect to the shares or ADSs within the three preceding taxable years (or shorter period in which such U.S. holder held the shares or ADSs). A “market-to-market election,” if available to and made by a U.S. holder generally would result in alternative treatment. In addition, as a PFIC, dividends on the shares or ADSs would not be eligible for the special tax rate available to non-corporate U.S. holders applicable to “qualified dividend income.” U.S. owners of shares or ADSs should consult their own U.S. tax advisors regarding the potential application of the PFIC rules. See “Item 10, Additional Information—E. “Taxation.”

We are a Belgian public limited liability company, and shareholders of our Company may have different and in some cases more limited shareholder rights than shareholders of a U.S. listed corporation.

We are a public limited liability company incorporated under the laws of Belgium. Our corporate affairs are governed by Belgian corporate law. The rights provided to our shareholders under Belgian corporate law and our articles of association differ in certain respects from the rights that you would typically enjoy as a shareholder of a U.S. corporation under applicable U.S. federal and state laws.

Under Belgian corporate law, other than certain limited information that we must make public and except in certain limited circumstances, our shareholders may not ask for an inspection of our corporate records, while under Delaware corporate law any shareholder, irrespective of the size of its shareholdings, may do so. Shareholders of a Belgian corporation are also unable to initiate a derivative action, a remedy typically available to shareholders of U.S. companies, in order to enforce a right of our Company, in case we fail to enforce such right ourselves, other than in certain cases of director liability under limited circumstances. In addition, a majority of our shareholders present or represented at our meeting of shareholders may release a director from any claim of liability we may have, including if he or she has acted in bad faith or has breached his or her duty of loyalty, provided, in some cases, that the relevant acts were specifically mentioned in the convening notice to the meeting of shareholders deliberating on the discharge. In contrast, most U.S. federal and state laws prohibit a company or its shareholders from releasing a director from liability altogether if he or she has acted in bad faith or has breached his or her duty of loyalty to the company. Finally, Belgian corporate law does not provide any form of appraisal rights in the case of a business combination.

As a result of these differences between Belgian corporate law and our articles of association, on the one hand, and the U.S. federal and state laws, on the other hand, in certain instances, you could receive less protection as a shareholder of our Company than you would as a shareholder of a listed U.S. company.

Because we are a foreign private issuer and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ Global Select Market corporate governance requirements.

As a foreign private issuer, we have the option to follow Belgian corporate law and the Belgian Corporate Governance Code rather than the corporate governance practices of the NASDAQ Global Select Market, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the NASDAQ Global Select Market corporate governance requirements. See “Item 16G. Corporate Governance.”

Holders of ADSs or ordinary shares have limited rights to call meetings of shareholders or to submit shareholder proposals.

Except under limited circumstances, only the board of directors or the statutory auditor may call a meeting of shareholders. Shareholders that collectively own at least 20% of the share capital of our Company may require the board of directors or the statutory auditor to convene a special or an extraordinary general meeting of shareholders. Provided that certain conditions are satisfied, one or more shareholders holding at least 3% of our share capital may request for items to be added to the agenda of any convened meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. As a result, the ability of holders of the ADSs or ordinary shares to participate in and influence the governance of our Company is limited.

Holders or beneficial owners of the ADSs have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement or if they wish us or the depositary to participate in legal proceedings.

The deposit agreement expressly limits the obligations and liability of us and the depositary. Neither we nor the depositary will be liable to the extent that liability results from the fact that we:

•	Are prevented, forbidden from or delayed in doing or performing any obligation under the terms of the deposit agreement by reason of any provision of any present or future law or regulation of the United States, any state thereof, Belgium or any other country, or governmental or regulatory authority or stock exchange, or on account of possible civil or criminal liabilities or by reason of any provision of our constitutional documents or any other provision governing the ordinary shares or by reason of any act of God, war or other circumstances beyond our or their control.

•	Exercise or fail to exercise discretion under the deposit agreement or our constitutional documents or any other provision governing the ordinary shares.

•	Perform our obligations without gross negligence or willful misconduct or bad faith.

•	Take any action or fail to take any action based upon advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder of the ADSs or any other person believed in good faith to be competent to give such advice or information.

•	Rely on any documents we believe to be genuine and properly executed.

In addition, neither we nor the depositary has any obligation to participate in any action, suit or other proceeding in respect of the ADSs which may involve it in expense or liability unless it is indemnified to its satisfaction. Additionally, neither we nor the depositary will incur any liability for any special, consequential, indirect or punitive damages for any breach of the deposit agreement or otherwise. These provisions of the deposit agreement will limit the ability of holders or beneficial owners of the ADSs to obtain recourse if we or the depositary fail to meet our respective obligations under the deposit agreement or if they wish us or the depositary to participate in a legal proceeding.

Investors may not be able to participate in equity offerings, and ADS holders may not receive any value for rights that we may grant.

In accordance with Belgian corporate law, our articles of association provide for preferential subscription rights to be granted to our existing shareholders to subscribe on a pro rata basis for any issue for cash of new shares, convertible bonds or warrants that are exercisable for cash, unless such rights are canceled or limited by resolution of our meeting of shareholders or the board of directors. Our meeting of shareholders or board of directors may cancel or restrict such rights in future equity offerings. In addition, certain shareholders (including those in the United States, Australia, Canada or Japan) may not be entitled to exercise such rights even if they are not canceled unless the rights and related shares are registered or qualified for sale under the relevant legislation or regulatory framework. As a result, there is the risk that investors may suffer dilution of their shareholding should they not be permitted to participate in preference right equity or other offerings that we may conduct in the future.

If rights are granted to our shareholders, as the case may be, but the depositary is unable to sell rights corresponding to shares represented by ADSs that are not exercised by, or distributed to, ADS holders, or if the sale of such rights is not lawful or reasonably practicable, the depositary may allow the rights to lapse, in which case ADS holders will receive no value for such rights.

Item 4. Information on the Company

A. History and Development of the Company

We are an advanced biopharmaceutical company focused on developing and commercializing novel therapeutics from our proprietary technology platforms of allogeneic, or donor-derived, stem cells. We have completed, and received positive data in, a single pivotal Phase III trial in Europe of our most advanced product candidate Cx601, a potential first-in-class injectable allogeneic stem cell therapy indicated for the treatment of complex perianal fistulas in patients suffering from Crohn’s disease. A complex perianal fistula consists of abnormal tracts between the rectum and the exterior surroundings of the anus, and is commonly associated with Crohn’s disease. It is a serious clinical condition affecting the anal sphincter and is potentially associated with a perianal abscess. Cx601 has been granted orphan designation by the European Medicines Agency, or EMA, in recognition of its potential application for the treatment of anal fistulas, which affect approximately 120,000 adult patients in the United States and Europe and for which existing treatment options are inadequate. The EMA grants orphan designation to medicinal products for indications that affect no more than five out of 10,000 people in the European Union. The benefits of orphan designation include a streamlined process for obtaining relevant regulatory approvals and up to ten years of exclusivity in the European market.

Cx601 is our lead product candidate based on our platform of expanded adipose, or fat tissue, derived stem cells, known as eASCs. On July 4, 2016, we entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to commercialize and develop

Cx601 for complex perianal fistulas outside the United States, Japan and Canada. The licensing agreement included an option for Takeda to expand the scope of the license to Japan and Canada, which Takeda exercised on December 20, 2016. As a result, Takeda now has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States.

In the randomized, double-blind Phase III study in Europe and Israel, with a single treatment of Cx601 the rate of combined remission in patients treated with Cx601 compared with patients who received placebo was statistically significant, meeting the primary endpoint of combined remission of complex perianal fistulas at twenty four weeks. In the ‘intention to treat,’ or ITT, population, which was comprised of 212 Crohn’s disease patients with inadequate response to previous therapies, 49.5% of patients treated with Cx601 had combined remission compared to 34.3% in the placebo arm. The trial’s results indicated that patients receiving Cx601 had a 44.3% greater probability of achieving combined remission than placebo patients. The efficacy results had a p-value, the statistical measure used to indicate the strength of a trial’s observations, of 0.024. (A p-value of 0.024 is equivalent to a probability of an effect happening by chance alone being less than 2.4%.) A p-value less than 0.05 is a commonly used criterion for statistical significance. Moreover, the trial confirmed a favorable safety and tolerability profile, and treatment-emergent adverse events (non-serious and serious) and discontinuations due to adverse events were comparable between the Cx601 and placebo arms.

The results of the follow up analysis after fifty-two weeks were also positive. A single injection of Cx601 was statistically superior to placebo in achieving combined remission in 54.2% of patients treated with Cx601 compared to 37.1% of patients in the placebo arm. The result had a p-value of 0.012, indicating high statistical significance. In addition, after fifty-two weeks, 75.0% of patients treated with Cx601 who were in combined remission at week twenty four did not relapse, compared to 55.9% for patients in the placebo arm who were in combined remission at week twenty-four. The results also confirmed the favorable safety and tolerability profile of Cx601.

The top-line data at week 104 were consistent with the results communicated at week 24 and week 52. The clinical remission rate and difference between groups, as was previously observed at week 24 and week 52, was maintained at week 104. The tolerability of Cx601 was also maintained. The safety profiles of Cx601 and placebo (control) were similar for the duration of the trial. No new safety signals were reported during the two years extended follow up.

Based on the data from our pivotal Phase III trial in Europe, we submitted a marketing authorization application for Cx601 to the EMA in March 2016. In July 2016, the EMA sent us their initial response to our application for marketing authorization, which we refer to as the “Day 120 List of Questions”. As part of its standard process, the EMA prepares a list of potential outstanding issues, including major objections (if any), 120 days after an application is submitted. In this response, the EMA informed us of certain major objections related to the stability of the master cell stock we proposed, donor selection, viral safety and the potential inadequacy of the primary endpoint of the trial. Given the existence of major objections, the EMA followed its standard protocol for review at day 120 and stated in its response that our application was not approvable at that time. These objections would preclude a recommendation for marketing authorization unless we are able to address them adequately. In August 2016, we had a clarification meeting with the EMA reviewers during which we discussed our strategy to address their major objections. Based on this meeting and the results of the follow-up analysis after fifty-two weeks, we believe we have reasonable replies to each of the major objections identified by the EMA. We submitted our replies to the Day 120 List of Questions in December 2016 and the EMA sent their responses, which we refer to as “Day 180 List of Outstanding Issues” in February 2017. We are confident in our ability to provide adequate responses and remain on track to receive a marketing authorization decision for Cx601 in 2017. The Day 120 List of Questions and the Day 180 List of Outstanding Issues are part of the EMA’s official review timetable. In addition, as part of the marketing authorization application process, we had a routine Good Clinical Practice inspection in September 2016. The inspectors identified certain critical and major deviations from Good Clinical Practices, in particular, a potential violation of patient privacy. We included our replies to the issues raised in the inspection as part of our replies to the Day 120 List of Questions. Although we expect a decision from the EMA on our marketing authorization application during the second half of 2017, our reply might not be satisfactory and our marketing authorization application might not be approved by the EMA. If marketing authorization were to be approved by the second half of 2017, Takeda could begin to commercialize Cx601 in Europe thereafter.

In the first half of 2017, we intend to initiate a pivotal Phase III trial for Cx601 for the treatment of complex perianal fistulas to register Cx601 in the United States and have begun the technology transfer process to Lonza, a U.S.-based contract manufacturing organization. Based on discussions with the U.S. Food and Drug Administration, or FDA, we believe that the U.S. Phase III trial, if successful, could, together with the European Phase III data, serve as evidence for filing a biologics license application, or BLA, for regulatory approval with the FDA. We reached an agreement with the FDA through a special protocol assessment, or SPA, procedure for our proposed protocol in August 2015. The agreed primary endpoint for the U.S. Phase III trial is the same as the one for the European Phase III trial. In addition, the required p-value is less than 0.05 for the U.S. trial, compared to the more stringent threshold of less than 0.025 that Cx601 was successfully able to meet in the European trial. The FDA indicated that the design and planned analysis of our study sufficiently addressed the study’s objectives and that this study is adequately designed to provide the necessary data that, depending upon outcome, could support a license application submission. In January 2017, we had a Type C meeting in which changes to the protocol were discussed with the FDA. The FDA agreed that the BLA could be filed based on the efficacy and safety follow-up of patients assessed at week 24, instead of week 52. Furthermore, the FDA has agreed to accept fewer patients than originally planned in the study, and has endorsed a broader target population that will ultimately facilitate the recruitment process. With these adjustments, the study will benefit from an expedited recruitment process that should lead to shorter timelines, an earlier filing, and the possibility of an earlier approval in the United States. As a result of these modifications, the trial design is even more similar to the European ADMIRE-CD than it was before. Based on feedback from that meeting, we submitted a revised protocol in February 2017. We are currently exploring options for expedited pathways that could facilitate and accelerate the development of Cx601 and the review of its future BLA.

Our eASC-based platform has generated other product candidates, including Cx611 for the treatment of severe sepsis. We have already completed a European Phase I safety trial and in January 2017, we enrolled and treated the first patient in the Phase Ib/IIc clinical trial in Europe.

On July 31, 2015, we acquired Coretherapix, a Spanish biopharmaceutical company focused on developing cost-effective regenerative therapeutics to stimulate the endogenous repair capacity of the heart and mitigate the negative effects of myocardial infarction, or a heart attack. Coretherapix has developed an allogeneic platform of expanded cardiac stem cells, or CSCs, and its lead product candidate, AlloCSC-01, employs allogeneic CSCs as a potential treatment for acute ischemic heart disease. We are sponsoring a European Phase I/II trial to evaluate the safety and efficacy of the intracoronary infusion of AlloCSC-01 in patients with acute myocardial infarction.

We received six-months interim exploratory data in June 2016, and top-line one-year results were made available on March 13, 2017. The top-line one-year results from the Phase I/II trial confirm that all safety objectives of the study have been met. No mortality or major cardiac adverse events (MACE) have been found at 30 days, meeting the primary end-point of the study. Moreover, no mortality and MACE have been found at 6 months or 12 months follow-up. Of particular relevance to this allogeneic approach, no immune-related adverse events have been recorded at one-year follow-up. Although not powered to establish efficacy, the study showed a larger reduction in infarct size in one pre-specified subgroup associated with poor long-term prognosis and representing more than half of the patient population of the randomization phase of the study. Evaluation of these findings is currently ongoing.

We are also developing AlloCSC-02, the second product candidate from the CSC-based platform, which is in a preclinical proof of concept stage for a chronic cardiac indication.

Our eASC-based product candidates are manufactured at our facility in Madrid which has been approved by the Spanish Medicines and Medical Devices Agency as being compliant with current Good Manufacturing Practices, or cGMP, requirements, which are the standards prescribed by regulatory agencies that control and license the manufacture and supply of pharmaceutical products, such as eASCs. Through our expansion process, we can generate up to 2,400 doses of Cx601 from cells extracted from a single healthy donor. Our CSC-based product candidates are manufactured in Spain by 3P Biopharmaceuticals, a sub-contractor, which has been approved by the Spanish Medicines and Medical Devices Agency as being compliant with cGMP requirements, based on a manufacturing process developed by Coretherapix. We expect to continue producing Cx601 at our facility until Takeda assumes responsibility for manufacturing. Other than our licensing agreement with Takeda, under which Takeda has the exclusive right to commercialize Cx601 outside the United States, we currently hold the worldwide rights for all of the product candidates we have developed.

Our therapeutic approach is to focus on the use of living cells, rather than conventional drugs, for the treatment of inflammatory and autoimmune diseases, through our eASC-based platform, and heart disease, through our CSC-based platform. Cells target different pathways than conventional drugs and may be effective in patients who fail to respond to such drugs, including the biologics currently used to treat inflammatory and autoimmune conditions. Our pipeline is based on proprietary platforms of allogeneic stem cells, which are extracted from human adipose tissue from healthy adult donors or myocardial tissue that would typically be discarded during a routine valvular replacement operation. We have conducted a full spectrum of studies analyzing various routes of administration and indications to further the preclinical and clinical development of our platform. We have also had extensive discussions with the EMA regarding our eASC platform through their established procedures for scientific advice regarding chemistry, manufacturing and control (CMC) packages and preclinical packages as well as a scientific advice meeting with respect to Cx601 that has allowed us to pursue an expedited route to clinical development. In addition, we have had various meetings with the Center for Biologics Evaluation and Research within the FDA on the non-clinical, clinical and CMC development of Cx601 in the United States, including a pre-IND meeting. We believe we already have the capacity to scale up the production of our eASC-based products on a late-stage clinical as well as commercial scale and have successfully obtained a manufacturing license from the Spanish Medicines and Medical Devices Agency for the commercial production of Cx601.

As of December 31, 2016, we believe that our pipeline portfolio was the most advanced cell therapy platform in Europe, with positive pivotal Phase III data for our lead product candidate and three further product candidates in Phases II and I and preclinical development.

Capital Expenditures

Our actual capital expenditures for the years ended December 31, 2016, 2015 and 2014 amounted to 2.1 million euros, 0.6 million euros and 0.4 million euros, respectively. These capital expenditures primarily consisted of intangible assets related to our intellectual property and the acquisitions of our subsidiaries, property plant and equipment related to our facilities in Madrid and in Leuven. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2017 to be financed from our cash and cash equivalents on hand.

The table below shows our capital expenditures for the years ended December 31, 2016, 2015 and 2014:

	At December 31,
	2016	2015	2014
	(thousands of euros)
Long-term intangible assets	631	587	315
Property, plant and equipment	1,499	33	40
Total	2,130	620	355

B. Business Overview

Please see “Item 4.A. History and Development of the Company” above for additional information regarding our business.

The following chart summarizes our product candidates:

1 Covered by 29 patent families

2 To be distributed outside the United States by Takeda

Our Strategy

Our objective is to leverage our cell-therapy experience to develop innovative and safe treatment options for a broad range of inflammatory and autoimmune diseases using our eASC-based technology platform and cardiology indications using our CSC-based technology platform. Key elements of our strategy for achieving this objective are as follows:

•	Advance the clinical development of Cx601 and secure regulatory approval in Europe and the United States. Leveraging our experience with ChondroCelect, the first cell-based product to be granted centralized marketing authorization in Europe as an advanced therapy medicinal product, we intend to secure regulatory approval for our eASC-based product candidates, starting with Cx601.

•	Europe. Based on the results of our successful pivotal Phase III trial in Europe, we filed for marketing authorization in Europe in the first quarter of 2016. We received EMA’s Day 120 List of Questions in July 2016 with certain major objections, we submitted our responses in December 2016. We received EMA’s 180 Day List of Outstanding Issues in February 2017 and we are confident that we are able to provide adequate responses.

•	United States. We received positive feedback in our meeting with the Center for Biologics Evaluation and Research within the FDA, which has agreed to review the results of the recently completed European Phase III trial as supportive evidence for filing for regulatory approval in the United States. The FDA has agreed with the design of our proposed single pivotal trial in the United States through the SPA procedure and we intend to explore options for expedited development and review. We have started the process of technology transfer to Lonza, a U.S.-based contract manufacturing organization. We therefore have all the elements in place in preparation for an IND application for a Phase III trial to register Cx601 in the United States, which, if successful and together with positive Phase III data from the European trial, would enable us to file a BLA with the FDA. We expect to initiate the Phase III trial to register Cx601 in the United States in the first half of 2017.

•	Achieve global commercialization of Cx601. On July 4, 2016, we entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to commercialize Cx601 for complex perianal fistulas outside the United States, Japan and Canada. The licensing agreement included an option for Takeda to expand the scope of the license to Japan and Canada, which Takeda exercised on December 20, 2016. As a result, Takeda now has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. We will follow a commercial strategy to increase the probability of Cx601’s ultimate success and may consider other partnerships in the United States. Complex perianal fistula in patients with Crohn’s disease, for which Cx601 is being developed, is a debilitating condition with a well-defined patient population managed by a limited number of medical specialists, which we believe will allow us to rely on a relatively small and effective commercialization structure to manage the relevant reference centers. Based on the positive Phase III data in Europe and a standard regulatory pathway for advanced therapy medicinal products, we anticipate generating our first royalties from Cx601 within the next two years.

•	Advance our product candidates Cx611, Cx621, AlloCSC-01 and AlloCSC-02 in the United States and the rest of the world. As with Cx601, we are focusing on a well-defined patient population with respect to Cx611 and have selected a subgroup of patients suffering from severe sepsis within the otherwise relatively large indications in inflammatory disease. We successfully concluded a Phase I safety trial in the first quarter of 2015, and we enrolled the first patient for a Phase I/II trial in January 2017. We believe that if Cx611 were approved, it would supplement existing therapies and would have the potential to reduce mortality in patients with severe sepsis. With Cx621, we have explored the intra-lymphatic administration of allogeneic eASCs and have generated positive safety and feasibility information in a Phase I trial in Europe. With AlloCSC-01, we are targeting patients who have suffered from acute myocardial infarction and we believe that it can limit the extent of tissue damage if used within a few days after the treatment of the initial infarction. AlloCSC-01 is currently in a Phase I/II trial and the top-line one-year results confirm that all safety objectives of the study have been met. We are also developing AlloCSC-02, the second product candidate from the CSC-based platform, which is in a preclinical proof of concept stage for a chronic cardiac indication.

•	Discover, develop and commercialize first-in-class novel therapeutics for areas of high unmet medical need by leveraging our proprietary allogeneic stem cell-based technology platforms and our experience in bringing stem-cell based products to market. We intend to advance our position through the continuing discovery and development of new product candidates for multiple indications. We believe that our technology platforms as well as our in-house expertise allow us to achieve candidate selection and proof-of-concept in an efficient manner. Our product candidates use novel mechanisms of action offering benefits that are expected to be superior to existing treatment options in terms of efficacy and safety in the selected indications, and we believe that they have the potential to be effective in a broad range of indications. We will continue to invest in our eASC and CSC-based platforms, and identify, develop and manufacture additional product candidates from them. As our subsequent product candidates advance in their development for more prevalent indications, we aim to achieve substantial growth.

•	Strengthen our competitive position by leveraging our experienced management team and reinforcing key opinion leader support. Our management team is comprised of highly experienced professionals with track records in the biomedical and pharmaceutical fields. The team has demonstrated its ability to create value by bringing the first cell therapy-based medicinal product in Europe to market and achieving key value enhancing milestones in all other areas of pharmaceutical development, including clinical development, regulatory, manufacturing and commercialization. In doing so, our team has acquired a unique expertise in the field of cell therapy. As a cell therapy pioneer, we have developed and will continue to capitalize on our strong relationships with key opinion leaders who have collaborated and consulted with us in developing our product candidates. As a result, we have established strong scientific advisory boards that share our belief in the therapeutic potential of cell therapies. With respect to Cx601, we have advisory boards in Europe and in the United States. For Cx611, we have an advisory board in Europe for severe sepsis, and for AlloCSC-01, we have an international advisory board for cardiology.

Technology Platforms

Our product candidates are based on our proprietary allogeneic stem cell-based platforms, which offer significant market opportunities in both inflammatory and autoimmune diseases and heart disease, based on the following distinguishing factors:

•	Our use of allogeneic adult stem cells. Our platforms use allogeneic stem cells because this approach offers clear advantages over autologous cells, i.e., cells extracted from each individual patient and subsequently processed, which are summarized below:

•	Efficient production of large batches of cells. Economies of scale can be applied with respect to manufacturing and quality control tests, reducing the cost of manufacturing and leading to a more consistent end product, i.e., individual lots of a large batch. For eASCs, up to 360 billion cells can be obtained upon expansion of cells extracted from a single donor. At current scale, this could be used to generate up to 2,400 doses of Cx601.

•	No patient biopsy/tissue procurement needed. The use of allogeneic cells also benefits physicians and patients, because the treatment can be administered readily in a single procedure, taking less clinical time and resources. The process avoids taking biopsies from patients and allows for the treatment of patients who do not possess sufficient healthy tissue or who for any other medical reason cannot undergo tissue procurement.

•	Immediate and consistent availability of cells. The use of allogeneic cells, which are extracted from healthy donors and processed in large batches and are therefore available to physicians whenever required, enables the use of stem cells for the immediate treatment of acute conditions such as severe sepsis and acute myocardial infarction, because the additional step of procuring and processing autologous cells, which need to be extracted from each individual patient, is eliminated. This could potentially increase patient throughput significantly, creating a more attractive commercial opportunity than would be possible using autologous cells.

•	Our expertise in optimizing the delivery of stem cells as required by different indications. This expertise is evidenced by the preclinical and clinical data we have generated with respect to our product candidates:

•	Local administration. For local diseases or tissue damage, we believe that depositing the cells as close as possible to the affected tissue or organ optimizes the effect of the cells, which are not diluted and thus achieve the highest concentration at the site of action, and have developed the appropriate expertise in administering the cells. The cells immediately encounter the affected environment leading to direct activation of the cells thereby exerting their immunomodulatory and/or repair-supporting actions. Therefore, for a disease like fistulas or myocardial infarction, we locally administer the cells.

•	Systemic administration. For systemic diseases like sepsis, where the cells need to act at several places in the body, we believe that systemic administration of the cells, through either the blood or the lymphatic system, is preferred. With this method of administration, which we use for our eASCs in certain applications, the cells are distributed across the body and are able to reach the affected tissues. We believe that the capacity of eASCs to detect inflammation and to accumulate at the site of inflammation will result in an efficient mechanism of action.

•	Our use of human-derived adipose tissue for our eASC-based platform. We use eASCs extracted from the human adipose tissue of healthy volunteers. We believe that this type of cell offers significant advantages over other cell types, such as stem cells sourced from bone marrow. The key advantages of this approach are the following:

•	Ease and amount of supply. The cells can be collected through standard liposuction.

•	Rich supply of stem cells. Stem cells can represent up to 2% of the total cells of the stromal vascular fraction of the fat tissue, a potential yield of 100 to 1,000 times higher than other possible sources of stem cells.

•	Robust phenotype. The eASCs do not require overly elaborate growth conditions and can be grown continuously without loss of their immunomodulatory characteristics. They have also been shown to maintain cell stability during expansion.

•	Pharmacological profile. The eASCs have low immunogenicity as defined by the low presence or absence of human leukocyte antigens, co-stimulatory molecules and ligands for neurokinin receptors and are therefore considered to be applicable for allogeneic treatment.

•	Our use of human-derived cardiac tissue for our CSC-based platform. We use CSCs extracted from a small amount of myocardial tissue that would typically be discarded during a routine valvular replacement operation. We expect these stem cells to support the regeneration process in the infarcted heart upon their administration, since heart stem cells have a natural role in cardiac tissue renewal. These CSCs can also be readily expanded, and have low immunogenicity.

Mechanism of Action of our eASC-based Product Candidates

Our eASC-based product candidates are derived from a proprietary technology platform exploiting their recognized mechanism of action in immune-mediated inflammatory processes. Our basic preclinical package for eASCs is based on a full spectrum of studies focusing on three indications—inflammatory bowel disease, sepsis and rheumatoid arthritis—and five possible routes of administration—local (perianal), rectovaginal, intraperitoneal, intravenous and intralymphatic. In these preclinical studies, we have found no indications of toxicity; tumorigenicity, which is the potential of the cells to cause tumors; or ectopic tissue growth, which is the growth of new tissue at a site within the body where such tissue would not occur naturally. We have extensively characterized our eASC platform to establish the potency, identity and purity of our eASC based product candidates and had discussions with the EMA via their established procedures for scientific advice regarding our chemistry, manufacturing and control package. Based on these discussions, we have validated our manufacturing process and our platform associated analytical procedures as per the EMA’s guidelines, including the quality guidelines of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use.

There are two main biological pathways that underlie the efficacy of adipose-derived stem cells, or ASCs, in disease treatment: their anti-inflammatory properties and their secretion of repair and growth promoting molecules.

In particular, the immunomodulatory properties of these cells offer potential novel treatments for autoimmune and inflammatory diseases, as evidenced by promising preclinical and clinical results. The eASCs exhibit broad immunomodulatory properties, including the regulation of immune cells such as B lymphocytes, T lymphocytes, natural killer cells, monocytes or macrophages and neutrophils. These modulatory effects rely on a direct interaction between eASCs and immune cells as well as the effect of substances secreted by the eASCs on tissues and cells through a broad panel of soluble factors. In particular the degradation of the amino acid tryptophan by the enzyme indoleamine 2,3 dioxygenase, is of key importance because it halts the growth of T cells, and enhances the activity of suppressor cells, such as regulatory T cells and anti-inflammatory macrophages.

The following charts illustrate two mechanisms of action through which eASCs regulate inflammation, inhibition of immune cell proliferation and reduction of pro-inflammatory cytokines:

Inhibition of Immune Cell Proliferation

The left bar of the chart above depicts the activation of peripheral blood mononuclear cells, or PBMCs, with specific antibodies that cause the proliferation of T cells, constituting the majority of the observed effect on the PBMC population.

When ASCs are added or co-cultured with the PBMCs, the T cells are largely inhibited, as indicated in the middle bars. This effect is due to the ASCs’ expression of Indoleamine 2,3-dioxygenase, or IDO enzyme, a tryptophan degrading enzyme. The addition of an IDO-inhibitor largely reverses the inhibitory effect, as shown in the right bars. This inhibitory effect is mediated through the medium as demonstrated by the fact that separating the two cell types with a transwell, or semi-permeable membrane, as indicated by the black bars, results in comparable inhibition as when the cells are in contact with each other, as indicated by the white bars.

Reduction of Pro-Inflammatory Cytokines

In non-stimulated conditions, as indicated by the above bars titled “PBMC,” “ASC” and “PBMC+ASC,” there is no secretion of the pro-inflammatory cytokines, interferon-γ, or IFN-γ, or Tumor Necrosis Factor-α, or TNF-α. Upon stimulation, PBMCs secrete these cytokines, as indicated by the bar “Activated PBMC.” In the presence of ASCs, as indicated by the bar “Activated PBMC + ASC,” this secretion is strongly reduced. The p-value is below 0.05 for this effect, indicating that it is statistically significant and unlikely to occur by chance.

More broadly, the following image depicts the mechanism of action of mesenchymal stem cells, or MSCs, a category that includes eASCs:

MSCs can interact with the different cells of the immune system, including T cells; B cells, which secrete the immunoglobulins IgG, IgM and IgA; NK cells; and macrophages and dendritic cells. The effects of the MSCs on such cells can be decreasing, or inhibitory (-), or increasing, or stimulatory (+). The overall effect of these interactions aims at dampening the inflammatory intensity of the immune reaction.

Our eASC-based product candidates leverage this recognized mechanism of action of MSCs in immune-mediated and inflammatory processes, which should enable us to develop rapidly and bring to market groundbreaking products that have the potential to treat safely a broad range of inflammatory and autoimmune diseases. We have had extensive discussions with the EMA regarding chemistry, manufacturing and control packages and preclinical packages in connection with our eASCs platform, which have allowed us to advance rapidly our clinical development with respect to our pipeline candidates.

Mechanism of Action of our CSC-based Platform

Our allogeneic CSC-based products are derived from a proprietary platform developed by Coretherapix to exploit their regenerative potential. Starting from myocardial muscle obtained from donor tissue that would typically be discarded during a routine valvular replacement operation, the CSCs are isolated and then expanded in-vitro. We believe that the mechanism of action relies on three potential biological pathways: (i) cardio protection of damaged tissue, (ii) modulation of the immune response to reduce scarring and dampen the effects of chronic inflammation and (iii) support of the inherent regeneration of myocardial tissue. Based on these expected mechanisms, the product candidates derived from this platform are likely to find application in the acute and chronic settings of heart disease.

The following diagram shows the three axes of the mechanism of action of CSCs:

Transplanted Allogeneic Cardiac Stem Cell

Firstly, secretion of protective factors by the cells in the recently damaged cardiac tissue could reduce cell death caused when both blood flow is interrupted and when it is restored, thus salvaging valuable tissue. Secondly, the cells could control the inflammatory process, limiting the extent of scarring in the cardiac tissue in the infarcted region. Finally, the cells could promote regeneration of viable new tissue, improving the functional capacity of the myocardium. The efficacy of the platform has been demonstrated in a pig model in which the cells were shown to prevent remodeling of the heart after an infarction, preserving heart function and reducing the scar size, with results improving significantly when a higher dose was administered.

Product and Product Candidates

Our pipeline is derived from our proprietary platforms of allogeneic stem cells. Our stem cells are extracted and cultured from tissue sourced from consenting adult donors and for administration in our clinical studies targeting autoimmune and inflammatory diseases and heart disease. Cx601, our lead product candidate, is being studied for the treatment of complex perianal fistulas in Crohn’s disease patients, and met the primary endpoint of its single pivotal European Phase III clinical trial in August 2015. We filed for marketing authorization in Europe during the first quarter of 2016, and a decision by the EMA could be expected during the second half of 2017. We received EMA’s Day 120 List of Questions in July 2016 with certain major objections, and we submitted our responses in December 2016. We received EMA’s 180 Day List of Outstanding Issues in February 2017 and we are confident that we are able to provide adequate responses. Cx601 was also granted orphan drug designation by the EMA in 2009. The FDA has agreed to review the results of this pivotal Phase III trial as supportive evidence for filing for future regulatory approval in the United States, and agreed with our proposed design for a Phase III trial for registration in the United States through an SPA. In the first half of 2017, we intend to initiate a pivotal Phase III trial for Cx601 for the treatment of complex perianal fistulas to register Cx601 in the United States. On July 4, 2016, we entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to commercialize and develop Cx601 for complex perianal fistulas outside the United States, Japan and Canada. The licensing agreement included an option for Takeda to expand the scope of the license to Japan and Canada, which Takeda exercised on December 20, 2016. As a result, Takeda now has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. Cx611, our next most advanced clinical stage product candidate from our eASC-based technology platform, has completed a Phase I challenge study in sepsis and a successful Phase I/IIa trial for the treatment of refractory rheumatoid arthritis, both in Europe. On January 1, 2017 we enrolled and treated the first patient in a Phase Ib/IIa clinical trial in severe sepsis in Europe. We have also explored the intra-lymphatic administration of allogeneic eASCs with Cx621 and generated positive safety and feasibility information in a Phase I trial in Europe.

AlloCSC-01 is in the second stage of a European Phase I/II trial in acute myocardial infarction and has demonstrated a good safety profile. We are also developing AlloCSC-02, a second product candidate from the CSC-based platform, which is currently in a preclinical proof of concept stage for a chronic cardiac indication.

We also had one commercial product, ChondroCelect, that was indicated for cartilage repair in the knee and was the first cell-based medicinal product to receive centralized marketing authorization from the EMA. In July 2016, we requested the withdrawal of marketing authorization for ChondroCelect for commercial reasons, which became effective as of November 30, 2016.

Cx601

Cx601, our lead product candidate, is a suspension of allogeneic eASCs administered locally in the perianal fistula through intra-lesional injection as a single treatment. Cx601 has completed a Phase III trial in Europe and Israel, and we are planning to initiate a Phase III trial to register Cx601 in the United States for the treatment of complex perianal fistulas in patients suffering from Crohn’s disease.

In the randomized, double-blind Phase III study, with a single treatment of Cx601 the rate of combined remission in patients treated with Cx601 compared with patients who received placebo was statistically significant, meeting the primary endpoint of combined remission of complex perianal fistulas at twenty four weeks. In the ITT population, which was comprised of 212 Crohn’s disease patients with inadequate response to previous therapies, 49.5% of patients treated with Cx601 had combined remission compared to 34.3% in the placebo arm. The trial’s results indicated that patients receiving Cx601 had a 44.3% greater probability of achieving combined remission than placebo patients. The efficacy results were consistent and robust across all statistical populations with a p-value of less than 0.025. Moreover, the trial confirmed a favorable safety and tolerability profile, and treatment-emergent adverse events (non-serious and serious) and discontinuations due to adverse events were comparable between the Cx601 and placebo arms.

The results of the follow up analysis after fifty-two weeks were also positive. In the ITT population, 54.2% of patients treated with Cx601 had combined remission compared to 37.1% of patients in the placebo arm. The result had a p-value of 0.012, indicating high statistical significance. In addition, after fifty-two weeks, 75.0% of patients treated with Cx601 who were in combined remission at week twenty-four did not relapse, compared to 55.9% for patients in the placebo arm who were in combined remission at week twenty-four. The results also confirmed the favorable safety and tolerability profile of Cx601.

The top-line data at week 104 were consistent with the results communicated at week 24 and week 52. The clinical remission rate and difference between groups, as was previously observed at week 24 and week 52, was maintained at week 104. The tolerability of Cx601 was also maintained. The safety profiles of Cx601 and placebo (control) were similar for the duration of the trial. No new safety signals were reported during the two years extended follow up.

We have a clear and potentially rapid pathway to the market for Cx601. On July 4, 2016, we entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to commercialize and develop Cx601 for complex perianal fistulas outside the United States, Japan and Canada. The licensing agreement included an option for Takeda to expand the scope of the license to Japan and Canada, which Takeda exercised on December 20, 2016. As a result, Takeda now has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. Takeda agreed to make an upfront non-refundable payment of 25 million euros, a further payment of 15 million euros if and when Cx601 receives marketing authorization from the EMA, an equity investment of 10 million euros within one year of the effective date of the agreement (which it made on December 29, 2016), additional sales and reimbursement milestone payments up to a total of 340 million euros and royalty payments ranging from 10% to 18% on net sales by Takeda. Based on the positive results of our single pivotal Phase III trial in Europe and Israel, we submitted the marketing authorization application to the EMA in March 2016, and a decision by the EMA is expected in the second half of 2017. We received EMA’s Day 120 List of Questions in July 2016 with certain major objections, and we submitted our responses in December 2016. We received EMA’s 180 Day List of Outstanding Issues in February 2017 and we are confident that we are able to provide adequate responses. In 2009, the EMA granted Cx601 orphan designation for the treatment of anal fistulas, recognizing the debilitating nature of the disease and the lack of treatment options for this indication that affects no more than five out of 10,000 people in the European Union. Cx601 enjoys significant benefits due to its designation as an orphan drug by the EMA, including the streamlined process for obtaining the relevant regulatory approvals in Europe and up to ten years of exclusivity in the European market from the date of the product’s launch.

We have also had a meeting with the FDA to discuss the adequacy of our clinical and non-clinical data to support an IND application for a Phase III trial to register Cx601 in the United States. We received positive feedback regarding our pivotal European Phase III trial design for supporting a BLA and have reached an agreement with the FDA through an SPA procedure for our proposed protocol for a Phase III trial to register Cx601 in the United States. In the first half of 2017, we intend to initiate a pivotal Phase III trial for Cx601 for the treatment of complex perianal fistulas to register Cx601 in the United States. We filed for orphan designation for the treatment of anal fistulas in the United States and have received feedback from the FDA indicating that it believes fistulizing Crohn’s disease to be a chronic disease with a potential patient population in excess of the threshold for orphan designation, which is 200,000 patients in the United States. We commissioned a study to explore in more detail the prevalence of fistulizing Crohn’s disease in the United States. Given the results of the study, we are considering the resubmission of our application for orphan designation in the United States. We intend to explore our options with respect to expedited FDA programs that could facilitate and expedite development and review of Cx601.

We will follow a commercial strategy to increase the probability of Cx601’s ultimate success.

Complex Perianal Fistulas in Crohn’s Disease Patients

Crohn’s disease is a chronic inflammatory disease of the intestine. It is characterized by focal or segmental transmural inflammation, or inflammation of the intestinal wall, which may occur in any part of the digestive tract with occasional granuloma formation. The transmural inflammation disrupts intestinal mucosal integrity, which frequently leads to the development of abscesses and fistulas. A fistula is an abnormal tract connecting two surfaces; a perianal fistula is defined as a tract between the anal canal and the epithelial surface proximal to the anus.

Although multiple schemes of fistula classification have been proposed, no scheme has been universally adopted. The American Gastroenterology Association recommends classification according to complexity as either simple or complex (source: Sandborn WJ, Fazio VW, Feagan BG, et al. American Gastroenterological Association Clinical Practice C. AGA technical review on perianal Crohn’s disease. Gastroenterology 2003;125:1508–30):

•	A simple perianal fistula is a superficial fistula having only a single external opening, without pain or fluctulence to suggest an abscess.

•	A complex perianal fistula is a serious condition that typically involves more of the anal sphincters, can have multiple tracts, is associated with a perianal abscess and may be recurrent. Patients with complex fistulas are at an increased risk for incontinence following aggressive surgical intervention and have a smaller chance of healing. The American Society of Colorectal Surgeons considers “complex” any fistula in Crohn’s disease patients.

Individuals who suffer from the condition are often unable to carry out ordinary daily activities and have significant decrease in their quality of life due to the recurring nature of the condition. They generally experience severe discomfort, pain and embarrassment and, in many cases, have significant psychological problems, requiring additional treatment and often causing substantial burdens for the health care systems that cover the associated treatment costs. Current treatment options, which include antibiotics, immunosuppressants, biologics and surgical treatment, do not offer a long-term solution and the risk of recurrence is high.

Market Opportunity

Complex perianal fistulas in patients suffering from Crohn’s disease tend to occur in individuals between the ages of twenty and forty, though 10-15% of patients are diagnosed before adulthood. We have estimated the worldwide incidence of Crohn’s disease in Europe and the United States on the basis of collated scientific publications on the following basis:

•	Known Crohn’s disease epidemiology.

•	Approximately 11% of adult patients suffering from Crohn’s disease suffer a perianal fistula.

•	Of these fistulas, 75% will be classified as complex.

The following chart provides an overview of the estimated population of Crohn’s disease patients suffering from complex perianal fistulas in Europe and the United States based on the assumptions stated above:

Cx601: Estimated Patient Population (European Union and United States)

The burden of perianal fistulas in Crohn’s disease is high, both to the individual patient and to the health care provider. In 2010, we commissioned a study by IMS Health, an independent provider of market research, that concluded that the total mean cost of treatment of a patient with complex perianal fistulas due to Crohn’s disease was approximately $38,000 per patient, of which approximately $30,000 was spent on pharmaceutical treatment alone. A systemic literature review conducted for us in 2016 by Quintiles, a pharmaceutical outsourcing services company, revealed that the mean annual total direct costs of patients with perianal fistulas may reach up to $43,500 in the United States.

We have conducted market research with physicians in the five largest Western European markets, which suggests that physicians would consider using Cx601 in 55% to 100% of patients with complex perianal fistulas who have never been treated with anti-TNFs and 100% of patients who have taken anti-TNFs but whose fistulas did not respond.

Taking into consideration a target population of approximately 118,000 patients with complex perianal fistulas (approximately 72,000 patients in Europe and approximately 46,000 patients in the United States) and assuming a cost per patient range of $30,000 to $50,000, we estimate the market size range for complex perianal fistulas to be approximately $3.5 billion to $5.9 billion for Europe and the United States combined.

Patented biopharmaceuticals in most markets in the world are subject to pricing decisions from payers representing government authorities or private health insurance. In most major markets, payers base their pricing decisions on the perceived therapeutic improvement as compared to existing therapies, the unmet need in the indication and population size. We believe that Cx601 represents a significant improvement as compared to existing therapies and serves a well-defined patient population with a high unmet need.

If we receive marketing authorization in Europe in the second half of 2017, Takeda could start the first wave of launches in selected European markets thereafter and a second wave by the end of 2018.

Current Treatment Options

For Crohn’s patients with complex perianal fistulas, medical treatments of choice are antibiotics and azathioprine or 6-mercaptopurine, as first-line therapy, and the biologic Remicade® (Infliximab), as second-line therapy. Both offer limited long-term efficacy and in many instances have notable side effects, such as the reactivation of tuberculosis and increased risk of bacterial infection with Aspergillus, Listeria and Cryptococcus.

The table below gives an overview of the most common drug treatments for complex perianal fistulas in patients suffering from Crohn’s disease:

Antibiotics	Immunosuppressants	Antibiotics + Immunosuppressants	Biologics
First-line or adjuvant therapy to treat infections and abscesses from fistulas.	Azathioprine and 6-mercaptopurine used as first-line after antibiotics therapy.	Antibiotics and immunosuppressants often used in combination as first-line therapy.	Remicade® (Infliximab) is the only approved biologic drug for fistulizing Crohn’s disease. Used as a second-line therapy in Europe. Recent U.S. guidelines recommend use as first-line therapy.

The standard second-line treatment of complex perianal fistula in patients suffering from Crohn’s disease involved the prescription of anti-tumor necrosis factors, or anti-TNFs. As of December 31, 2016, Remicade® (Infliximab), a chimeric monoclonal antibody, is the only biologic approved for the treatment of fistulizing Crohn’s by the FDA and the EMA. In a pivotal fifty-four week trial, 306 patients with Crohn’s disease with some sort of disease-related fistulas were administered Infliximab at weeks zero, two and six. Patients who had ongoing fistula response to the drug at week fourteen were randomized and placed on a maintenance regimen administered every eight weeks thereafter. By the end of the trial, 36% of the patients who went on to receive a maintenance therapy continued to be in complete remission; complete remission is defined here as the absence of draining fistulas. If remission for the total population who started treated treatment with Infliximab is taken into account, efficacy of Infliximab at one year is limited to only 23%.

Other biologics used in the treatment of luminal Crohn’s but not specifically approved for the treatment of fistulizing Crohn’s are the following:

•	Humira (adalimumab)—Abbvie. Second generation anti-TNF approved for the treatment of Crohn’s disease (but not fistulizing Crohn’s). Humira has the advantages of requiring only subcutaneous dosing (instead of intravenous infusion) and being a fully human antibody. Fistula healing was studied as a secondary endpoint in the Humira maintenance trial. Efficacy results were a 33% rate of complete closure at fifty-six weeks.

•	Cimzia (certolizumab)—UCB. Although not developed for the treatment of fistulizing Crohn’s directly, fistula healing was a secondary endpoint in two of Cimzia’s maintenance trials. In neither of the two trials did Cimzia outperform the efficacy of the placebo. The EMA refused the marketing authorization for Cimzia to treat active Crohn’s disease. Nevertheless, Cimzia received FDA approval for treating adults with moderate to severe Crohn’s disease who have not responded to conventional therapies.

The results of these other biologics that have been evaluated for the treatment of perianal fistula in patients suffering from Crohn’s disease confirm the limited efficacy of the existing approaches.

The following chart summarizes the current treatment algorithm for complex perianal fistulas in patients suffering from Crohn’s disease:

Phase III Clinical Results

In our Phase III pivotal trial, we have demonstrated that Cx601 can be used to treat complex perianal fistulas in patients suffering from Crohn’s disease. Cx601 utilizes eASCs derived from adipose tissue, which we believe have anti-inflammatory and repair and growth-promoting properties and are an effective treatment for fistulas.

In mid-2012, we initiated a randomized, double-blind, placebo-controlled European Phase III trial for Cx601 with 289 recruited patients in fifty centers in eight countries, which was the largest study conducted in complex perianal fistulas as of December 31, 2016. Recruitment for the trial was completed in November 2014, after initial delays due to a change in the third-party contract research organization in charge of conducting the trial.

The protocol of this Phase III program was approved by the ethics committees and regulatory agencies in all eight participating countries: Spain, Italy, Austria, Belgium, Germany, France, the Netherlands and Israel. The Committee for Medicinal Products for Human Use of the EMA indicated that the proposed single pivotal Phase III study, if successful, could suffice to demonstrate the efficacy required to support the marketing authorization application to the EMA.

The clinical trial included males and females who were allowed to maintain their current treatment of their underlying Crohn’s disease as long as the dose was not modified during the course of the study and who met the following criteria:

•	Older than eighteen years.

•	Had been diagnosed with perianal Crohn’s disease with non-active or mildly active luminal disease (with a Crohn’s disease activity index score of 220 or lower) and had failed at least one previous treatment for the fistulas (antibiotics, immunosuppressants or biologics). Patients refractory to antibiotics were restricted to fewer than 25% of patients included in the study.

•	Had fistulas with up to two internal orifices and up to three external orifices.

•	Were diagnosed with Crohn’s disease more than six months prior to their inclusion in the trial.

•	Had their fistulas draining for at least six weeks prior to their inclusion in the trial.

The study was designed as a two-group, double-blind placebo controlled trial, in which patients were randomly assigned to either a placebo control group or an active treatment group in a 1:1 ratio. The active treatment group received a single treatment of 120 million eASCs.

The patients participating in the trial had similar demographics and perianal disease activity index scores between the two arms of the study in both the ITT population, which is comprised of all patients included and randomized, regardless of their having received the study treatment or having any post-baseline measurements (212 patients) and the safety population, which includes those patients who were randomized and treated (205 patients). However, a higher proportion of patients with multiple-tract fistulas were in the group that received Cx601. The total dose of Cx601 administered was the same regardless of the number of tracts. The following table provides a demographic breakdown of the patients in the active treatment arm and the placebo arm in the ITT population:

	Cx601 n=107	Placebo n=105
Demographics
Age (years) mean (standard deviation)	39.0 (13.1)	37.6 (13.1)
Men (%)	60 (56.1)	56 (53.3)
Caucasian (%)	100 (93.5)	96 (91.4)
Weight (kg) mean (standard deviation)	73.9 (15.0)	71.3 (14.9)
Perianal disease activity index
Mean (standard deviation)	6.8 (2.5)	6.6 (2.9)
Topography of internal & external openings(1)
One-tract fistula (%)	51.4	67.7
Multiple-tract fistula (%)	44.8	29.6

(1)	Topography of internal and external openings was not available for seven patients in the ITT population.

The study’s endpoints were as follows:

•	Primary endpoint at a follow-up visit twenty-four weeks post-treatment:

•	Combined remission of the fistulous disease, defined as 100% closure of all treated external openings draining at baseline despite gentle finger compression and the lack of collections, or fluid deposits, larger than two centimeters confirmed by MRI.

•	Secondary endpoints at follow-up visits twenty-four and fifty-two weeks post-treatment:

•	Clinical remission (closure of all treated external openings draining at baseline despite gentle finger compression).

•	Response (closure of at least 50% of all treated external openings draining at baseline despite gentle finger compression).

•	Relapse in patients with primary endpoint of combined remission (reopening of any of the treated external openings with active drainage as clinically assessed or the development of a collection larger than two centimeters confirmed by MRI on the treated fistula).

•	Time to clinical remission.

•	Time to response.

•	Time to relapse.

•	Perianal disease activity index and other scores.

•	Safety data.

•	Tolerability data.

The trial has produced safety and efficacy results from a first analysis of data obtained from a follow-up visit twenty-four weeks post-treatment. We have also received results from a second follow-up analysis performed at fifty-two weeks post-treatment, and top-line data at 104 weeks post-treatment.

On August 24, 2015 we announced that Cx601 had met the primary endpoint in the pivotal Phase III trial based on the analysis of the data obtained twenty-four weeks post-treatment. A single treatment of Cx601 was statistically superior to placebo in achieving combined remission of complex perianal fistulas in Crohn’s disease patients with inadequate response to previous therapies, including anti-TNFs, after twenty-four weeks.

In the ITT population of 212 patients, Cx601 achieved statistically significant superiority, with a p-value of 0.024, with 49.5% combined remission at week twenty-four compared to 34.3% in the placebo arm. In the safety population, which includes all patients randomized and treated, of 205 treated patients, the combined remission rates at week twenty-four were 51.5% and 35.3% for Cx601 and placebo, respectively, with a p-value of 0.019. These results translate into an observed relative risk of 1.443, meaning that patients receiving Cx601 had a 44.3% greater probability of achieving combined remission than placebo patients. Efficacy results were robust and consistent across all statistical populations.

In particular, we observed that results were comparable in patients with single or multiple tracts and in patients treated with or without biologics.

The difference between the ITT population and the safety population consists of seven patients who did not receive the study treatment, as follows:

•	In the active treatment arm, four patients were not treated for the following reasons:

•	Two patients withdrew due to adverse events (one due to a recurrence of Crohn’s disease and one due to deep vein thrombosis).

•	One patient withdrew informed consent.

•	Data is missing with respect to one patient.

•	In the placebo arm, three patients were not treated, for the following reasons:

•	Two patients withdrew informed consent.

•	One patient had to be excluded because he or she did not meet the inclusion criteria.

The full set of safety and efficacy results was announced at the eleventh Congress of the European Crohn’s and Colitis Organization in March 2016.

The secondary endpoint results were broadly consistent with the benefit observed on the primary endpoint, with borderline statistical significance. The safety population showed improvements in both response (with a p-value of 0.039) and clinical remission (with a p-value of 0.052), as demonstrated in the chart below, which compares the safety population to the ITT population.

The statistical significance of the results with respect to the key secondary endpoints, clinical remission and response, is lower than that with respect to the primary endpoint of combined remission. In setting up our Phase III clinical trial, we calculated the sample size to enable us to find a statistically significant difference for the primary endpoint, for which a larger difference between the Cx601 and placebo arms was expected, compared to the differences anticipated between the two arms for the key secondary endpoints. Key secondary endpoints are defined to be less stringent efficacy indicators. For example, a patient could exhibit the closure of all treated external openings, which would indicate that he is in clinical remission, even though an MRI might still show internal abscesses larger than two centimeters, indicating that he is not in combined remission. For this reason, a fraction of patients in the placebo group, who, under the protocol for the study, continued with their ongoing treatment of their underlying Crohn’s disease showed sufficient improvement to meet the requirements for these less stringent secondary endpoints.

The perianal disease activity index score, which measures the severity of the disease, fell by more than 30% in the Cx601 group and maintained a statistically significant difference over placebo at six, twelve and eighteen weeks.

In the trial, Cx601 had a safety and tolerability profile comparable to placebo. In contrast, treatment with immunosuppressants or anti-TNFs can be related to a range of serious adverse events. Use of immunosuppressants has been connected to bone marrow suppression, hypersensitivity, lymphoma, liver toxicity or pancreatitis and use of anti-TNFs has been associated with hypersensitivity, serious infections, and lymphoma among other adverse events.

The favorable safety and tolerability profile of Cx601 is likely connected to both its mechanism of action and to its local method of administration at the site of the fistula in a single treatment. This maximizes the action of the cells at the local fistula site, as compared to immunosuppressants or anti-TNFs, which are administered systemically over a long period of time.

In addition, the median time to clinical remission was 6.7 weeks with Cx601, compared to 14.6 weeks in the placebo group, as shown in the chart below:

On March 7, 2016, we announced the positive results of the fifty-two week follow-up analysis for Cx601. We analyzed combined remission, defined as closure of all treated external openings draining at baseline despite gentle finger compression and lack of collections larger than two centimeters confirmed by MRI, which was the study’s primary endpoint at week twenty-four, as a secondary variable after fifty-two weeks.

In the ITT population, 54.2% of patients treated with Cx601 had combined remission compared to 37.1% of patients in the placebo arm. The result had a p-value of 0.012, indicating high statistical significance.

The chart below shows the rate of combined remission in the ITT population after twenty-four and fifty-two weeks respectively.

In addition, in the ITT population, after fifty-two weeks, 75% of patients treated with Cx601 who were in combined remission at week twenty-four did not relapse, compared to 55.9% of patients in the placebo arm. In the safety population, the results also confirmed the favorable safety and tolerability profile of Cx601, with comparable number of patients with treatment-emergent adverse events, both serious and non-serious, and discontinuations due to adverse events across the two groups.

Treatment emergent adverse events (both non-serious and serious) and discontinuations due to adverse events were comparable between patients who received Cx601 and placebo both at twenty-four weeks and fifty-two weeks.

Number of Patients with (%)	Cx601 n=103		Placebo n=102
	W24	W52	W24	W52
Treatment emergent adverse events	68 (66.0)	79 (76.7)	66 (64.7)	74 (72.5)
Related treatment emergent adverse events	18 (17.5)	21 (20.4)	30 (29.4)	27 (26.5)
Withdrawn due to treatment emergent adverse events	5 (4.9)	9 (8.7)	6 (5.9)	9 (8.8)
Treatment emergent serious adverse events	18 (17.5)	25 (24.3)	14 (13.7)	21 (20.6)
Related treatment emergent serious adverse events	5 (4.9)	7 (6.8)	7 (6.9)	7 (6.9)
Withdrawn due to treatment emergent serious adverse events	4 (3.9)	6 (5.8)	4 (3.9)	7 (6.9)

We evaluated treatment emergent adverse events both at twenty-four weeks and at fifty-two weeks. At the most complete and up-to-date assessment of adverse events at fifty-two weeks, nine patients withdrew in each of the Cx601 and placebo arms.

In the Cx601 arm, patients withdrew for the following reasons:

•	One withdrew due to proctalgia.

•	One withdrew due to Crohn’s disease.

•	One withdrew due to an anal fistula.

•	One withdrew due to an intestinal obstruction.

•	One withdrew due to an infected fistula.

•	One withdrew due to pregnancy.

•	Three withdrew due to anal abscesses.

In the placebo arm, patients withdrew for the following reasons:

•	One withdrew due to proctalgia.

•	One withdrew due to Crohn’s disease.

•	One withdrew due to a fistula.

•	One withdrew due to a B-cell lymphoma.

•	One withdrew due to a female genital tract fistula.

•	Four withdrew due to anal abscesses.

Phase II Clinical Results

Prior to the Phase III trial, we had conducted a single-arm non-controlled Phase II trial in which twenty-four patients suffering from complex perianal fistulas were treated. Due to the design of the trial, in which patients were required to stop their existing treatment in order to isolate the effect of the therapy, four patients dropped out due to the exacerbation of their underlying Crohn’s disease, while others dropped out due to anal abscesses and significant deviations from the study protocol. The results of the Phase II clinical trial were as follows:

•	Efficacy in treating fistula tracts, defined as the complete closure and re-epithelization of the fistula being treated with absence of drainage, at twenty-four weeks was 56.3%, which is more than twice as high as the anti-TNF, the prevalent standard of care for fistulizing Crohn’s disease.

•	69.2% of patients experienced a reduction in the number of initially draining tracts.

•	Safety of the use of allogeneic stem cells for the treatment of perianal fistula was demonstrated.

Subjects were followed until twenty-four weeks after the initial administration of the cells. The primary objective was to assess the safety (i.e., the incidence of drug-related adverse events). Secondary endpoints were as follows:

•	To assess the efficacy of Cx601 for the closure of complex perianal fistulas in perianal Crohn’s disease patients after twelve and twenty-four weeks.

•	To evaluate the changes over time in the Perianal Disease Activity Index, or PDAI, and in the Crohn’s Disease Activity Index, or CDAI.

•	To evaluate the changes over the time in the MRI Score of Severity, or MSS.

•	To assess the reduction in the number of draining fistulas at twelve and twenty-four weeks.

•	To track the percentage of subjects with MRIs indicating fistula healing at twelve and twenty-four weeks (i.e., the absence of collections greater than two centimeters).

Clinical and Regulatory Development in Europe

Based on the data from our pivotal Phase III trial in Europe, we submitted a marketing authorization application for Cx601 to the EMA in March 2016. In July 2016, the EMA sent us the Day 120 List of Questions, their initial response to our application for marketing authorization. In this response, the EMA informed us of certain major objections and, following its standard protocol for review at day 120, stated that our application was not approvable at that time. These objections would preclude a recommendation for marketing authorization unless we were able to address them adequately. The major objections identified by the EMA in the Day 120  List of Questions—and elaborated upon by EMA during an August 2016 clarification meeting, during which we discussed our strategy to address the major objections—relate to the following principal deficiencies:

•	The EMA questioned whether the stability data available to date adequately supports the stability of the intermediate master cell stock and also questioned the relevance of the potency test for stability of the master cell stock. We have updated the stability data in our application based on data that has been generated as part of the stability protocols currently in place. In particular, in our replies to the Day 120 List of Questions we have included additional one year stability data for older batches, and one year stability data for more recent batches of the master cell stock. We believe that this data provide adequate information about the behavior of the master cell stock while in storage.

•	The EMA noted that the information provided on the starting material with respect to details on the donor selection and testing is incomplete. We acknowledge that the information about donor testing included in our initial submission was limited and we provided additional information in our responses, which included other information about the tests performed on the donors, including the list of the viral markers that were tested and the names and addresses of the centers where the lipoaspirates, or the material removed through a liposuction procedure that we use to produce our eASCs, are collected along with information about the inspection status of these centers.

•	The EMA deemed our viral safety risk assessment to be insufficient. Although we performed a safety risk assessment prior to submission of our application for marketing authorization, we did not believe such assessment was relevant and, therefore, did not include it in our application materials. We are updating this risk assessment following the requirements outlined in the relevant directives of the European Commission and the general text of the European Pharmacopeia on viral safety, as directed by the EMA, and we provided this updated risk assessment as part of our replies to the Day 120 List of Questions.

•	The EMA questioned the clinical relevance of the observed treatment effect as defined by the primary endpoint used. Specifically, the EMA raised three key questions related to the primary endpoint definition and results:

•	Question on MRI-based endpoint as representative of complete closure of fistulas: The EMA requested justification of the imaging portion of the primary endpoint. We provided additional clarifications and two expert opinions on the justification of the primary endpoint in our replies to the Day 120 List of Questions, including justification of the greater than two centimeter cutoff and re-reading of the data using different cutoffs. During the August 2016 clarification meeting, the reviewers acknowledged the clinical relevance of the selection of absence of collections for the imaging part of the primary endpoint and they also acknowledged the clinical justification provided for the selected cut-off.

•	Question on whether the primary endpoint is adequately sensitive as a measurement of change given the exclusion criterion of collections greater than two centimeters: In light of this question, the EMA requested to see data based on absence of collections as assessed by MRI. We provided the required data as part of our replies to the Day 120 List of Questions.

•	Question on long-term efficacy: The EMA requested to see data on development of new fistulas at a time point later than twenty-four weeks. We believe that the data from the follow-up analysis at fifty-two weeks, which was not available as part of our initial submission, and which demonstrates, among other findings, that 75% of patients treated with Cx601 who achieved combined remission at twenty-four weeks did not relapse by week fifty-two, is of clinical relevance. We submitted this data as part of our replies to the Day 120 List of Questions. During the August 2016 clarification meeting, the reviewers acknowledged the clinical relevance of this data.

Based on the August 2016 clarification meeting and the results of the follow-up analysis after fifty-two weeks, we believe we provided reasonable replies to each of the major objections identified by the EMA.

The Day 120 List of Questions also included a number of technical questions and comments that do not rise to the level of major objections. We believe that we provided adequate replies to all of these questions and comments.

We submitted our replies to the Day 120 List of Questions in December 2016, and EMA sent us their Day 180 List of Outstanding Issues in February 2017. We are confident in our ability to provide adequate responses and remain on track to receive a marketing authorization decision for Cx601 in 2017. The Day 120 List of Questions and the Day 180 List of Outstanding Issues are part of the EMA’s official review timetable.

In addition, as part of the marketing authorization approval process, we had a Good Clinical Practice, or GCP, inspection in September 2016. The EMA indicated that this was a routine inspection and was not the result of any specific concerns identified by the reviewers during their ongoing evaluation of our application. The inspectors identified certain critical and major deviations from GCP. We submitted our initial replies to the report from this inspection, including the corresponding planned “corrective and preventive actions” on October 21, 2016. We received the inspector’s report to the EMA’s Committee for Human Medicinal Products, or the Integrated Inspection Report, in November 2016, which indicated that the inspectors continue to be concerned about potential critical GCP deviations, in particular a potential violation of patient privacy due to the presence of a company-sponsored healthcare professional during the administration of Cx601. This healthcare professional was trained or had previous experience in the administration of Advanced Therapy Medicinal Products. This professional was present at the time of administration of Cx601 or placebo by the surgeon in the initial administrations at each trial site to ensure proper understanding and therefore compliance with the surgical protocol. This enabled us to standardize the surgical procedure to administer Cx601 and placebo to help ensure the quality of the safety and efficacy data generated. The presence of this additional healthcare professional was not disclosed to patients prior to the procedure when they gave informed consent or included in the clinical protocol that was evaluated by an ethics committee. In their Integrated Inspection Report, the inspectors recommend that the data from the trial should be disregarded as part of the marketing authorization application. In making their recommendation, the inspectors focused on the infringement of the patient’s right to consent to the presence of a company-sponsored healthcare professional irrespective of mitigating factors. Due to the nature of this finding, the inspectors deemed the trial not to be conducted in accordance with ethical principles, including GCP and applicable regulatory requirements. We believe that we provided reasonable replies to the inspectors’ concerns, including an evaluation of the impact of the potential privacy violation on the patients and our proposed preventive actions, which we submitted as part of our replies to the Day 120 List of Questions. We believe that any potential violation of patient privacy due to the presence of an additional individual would be limited, since this individual was a healthcare professional subject to a duty of confidentiality, did not have access to any patient information and was only present during the surgical procedure, usually entering the room after the patient was anesthetized and covered. In addition, we believe that given the lack of treatment alternatives and the heavy commitment of the patients for invasive procedures under the treatment protocol, it is unlikely that the patients would not have given specific consent for the presence of an additional specifically trained healthcare professional to ensure the safety and efficacy of the intervention. Moreover, it is our view that the presence of this professional does not affect the integrity of the trial data.

Although we expect a decision from the EMA on our marketing authorization application during the second half of 2017, our replies might not be satisfactory and our marketing authorization application might not be approved by the EMA. If marketing authorization were to be approved by the second half of 2017, Takeda could begin to commercialize Cx601 in Europe thereafter.

While we believe that the data we have announced to date is sufficient for us to receive marketing authorization in Europe, the data we are continuing to collect and analyze, and the interpretation of such data by the regulatory authorities, prescribing physicians and others, including potential partners, could have a significant impact on the value of the asset and our ability to realize its full value.

Commercialization in Europe and the rest of the world

On July 4, 2016, we entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to commercialize and develop Cx601 for complex perianal fistulas outside the United States, Japan and Canada. The licensing agreement included an option for Takeda to expand the scope of the license to Japan and Canada, which Takeda exercised on December 20, 2016. As a result, Takeda now has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. If TiGenix develops a new indication for Cx601 and wants to license out such new indication, Takeda will also have a right of first offer to be awarded a license grant for such new indication outside the United States. Takeda agreed to make an upfront non-refundable payment of 25 million euros, a further payment of 15 million euros if and when Cx601 receives marketing authorization from the EMA, an equity investment of 10 million euros within one year of the effective date of the agreement (which it made on December 29, 2016), additional sales and reimbursement milestone payments up to a total of 340 million euros and royalty payments ranging from 10% to 18% on net sales by Takeda.

Clinical and Regulatory Development in the United States

In addition to allowing us to file for marketing authorization in Europe, the pivotal Phase III study we have just completed will serve as a key supportive study in filing for approval in many other jurisdictions, including the United States. We had a Type B meeting with the Center for Biologics Evaluation and Research within the FDA in December 2013, at which we discussed the following issues:

•	The adequacy of the existing non clinical data available from previous trials to support an IND for a pivotal U.S.-based Phase III study.

•	Guidance on the design of such pivotal U.S.-based Phase III study.

•	Confirmation of the acceptability of using the data from the ongoing European Phase III study to support a BLA filing in the United States.

A Type B meeting is a category of meetings that includes each of the following:

•	Pre-IND application meetings.

•	Certain end-of-Phase I meetings.

•	End-of-Phase II and pre-Phase III meetings.

•	Pre-new drug application or BLA meetings.

Based on the advice received at this Type B meeting, in December 2014 we asked the FDA to review our proposed design for a Phase III registration trial in the United States by filing a special protocol assessment, or SPA. In August 2015, we reached an agreement with the FDA on our proposed design for a Phase III trial to register Cx601 in the United States as part of an SPA.

The agreed trial will be a randomized, double-blind, parallel group, placebo-controlled multicenter study in complex perianal fistulas in Crohn’s disease patients. We expect to randomize approximately 320 to 330 patients to assess the efficacy and safety of Cx601 twenty-four and fifty-two weeks after a single dose of the product candidate is administered. The SPA describes the primary endpoint as combined remission, defined as 100% closure of all treated external openings draining at baseline despite gentle finger compression, and the lack of abscesses greater than two centimeters confirmed by magnetic resonance imaging, or MRI, by twenty-four weeks after administration. The agreed primary endpoint is the same as the one for the European Phase III trial. In addition, the required p-value for the U.S. registration trial, the statistical measure that will be used to measure the strength of the trial’s observations, is less than 0.05, compared to the more stringent threshold of less than 0.025 which Cx601 was successfully able to meet in the European trial.

In January 2017, the Company had a Type C meeting in which changes to the protocol were discussed with the FDA. The FDA agreed that the BLA could be filed based on the efficacy and safety follow-up of patients assessed at week 24, instead of week 52. Furthermore, the FDA has agreed to accept fewer patients than originally planned in the study, and has endorsed a broader target population that will ultimately facilitate the recruitment process. With these adjustments, the study will benefit from an expedited recruitment process that should lead to shorter timelines, an earlier filing, and the possibility of an earlier approval in the United States. As a result of these modifications, the trial design is even more similar to the European ADMIRE-CD than it was before. Based on feedback from that meeting, the Company submitted a revised protocol in February 2017. We expect an answer before the end of April 2017.

We are currently exploring the options for expedited pathways that could facilitate and accelerate the development of Cx601 and the review of its future BLA. In order to further expedite clinical development in the United States, in February 2015 we entered into an agreement with Lonza to manufacture Cx601 in Lonza’s Walkersville, Maryland facility. The technology transfer with Lonza is now underway in preparation for an IND application for the pivotal Phase III study to register Cx601 in the United States. We expect to initiate the Phase III trial for the registration of Cx601 in the United States in the first half of 2017 (first at trial sites in Europe and later at trial sites located in the United States and Canada).

Cx611

Cx611 is an allogeneic cellular suspension of eASCs that is injected intravenously. We have completed a Phase I sepsis challenge trial in which we studied the effect of Cx611 on volunteers with induced sepsis-like symptoms and we initiated a Phase IB/IIa clinical trial for Cx611 (SEPCELL) in the treatment of severe sepsis in community-acquired pneumonia, both in Europe. We also completed a Phase I/IIa trial for Cx611 for the treatment of refractory rheumatoid arthritis. We intend to develop Cx611 for patients suffering from severe sepsis.

Severe Sepsis

Sepsis is a potentially life-threatening condition that arises when the body’s response to infection injures its own tissues and organs by releasing inflammatory molecules. This inflammation can lead to a cascade of detrimental changes that damage multiple organ systems, causing them to fail. Sepsis first produces a pro-inflammatory response and then an anti-inflammatory response. The pro-inflammatory responses lead to organ failure and coagulation, leading to tissue hypo perfusion and tissue injury; the anti-inflammatory responses produce a susceptibility to infection. When sepsis is complicated by organ failure, which may include respiratory compromise, cardiovascular compromise, central nervous system dysfunction or acute kidney injury, it is considered severe. Patients with severe sepsis require close monitoring and treatment in a hospital intensive care unit. If sepsis progresses to septic shock, the patient’s blood pressure drops dramatically, potentially leading to death. Mortality increases as the condition progresses, with estimates ranging from 10-20% in sepsis to 20-50% in severe sepsis to 40-80% in patients who progress to septic shock.

Drug therapy is likely to include broad-spectrum antibiotics, corticosteroids or vasopressor drugs to increase blood pressure, along with oxygen and large amounts of intravenous fluids. Supportive therapy may be needed to stabilize breathing and heart function and to replace kidney function.

Market Opportunity

An estimated 15 million to 19 million cases of sepsis occur worldwide every year, according to an article published in The Lancet, in 2012. The incidence rate has dramatically increased over the last decade due to an aging population, the increasing use of high-risk interventions in all age groups, and the development of drug-resistant and more virulent varieties of microbes. The sepsis mortality rate was estimated at 36% in a recent major European study and is the most common cause of death in non-coronary intensive care units (source: Martin GS Expert Rev Anti Infect Ther. 2012 June; 10(6): 701–706). In the case of septic shock, mortality can reach up to 80%, with 28 to 50% of patients dying within the first month of diagnosis.

Approximately 70% of patients with sepsis require treatment in critical care units (incorporating intensive care and high dependency care), with treatment of sepsis accounting for approximately 40% of total expenditure in intensive care units.

In 2016, GlobalData projects the sepsis market to be valued at $25.7 million across the six main markets, the United States, Spain, Germany, the United Kingdom, Italy and France. The United States is expected to account for 80% of the 2016 market share, with sales of $20.3 million. In the five EU countries, sales are expected to reach $5.4 million. By 2021, GlobalData expects sales to reach a total of $354.0 million across these six markets, at a compound annual growth rate of 69% over the period. GlobalData believes that this growth will be driven by the increased uptake of novel therapies in select patients as the critical care community regains confidence in sepsis-specific products and as more data is generated on their overall efficacy and safety.

Current Treatment Options

Severe sepsis represents a high unmet medical need. Current treatments are insufficient and mainly symptomatic, and aim at controlling the infection with antibiotics, improving some of the symptoms, as with vasopressor treatment, or providing supportive treatment such as haemodialysis or mechanical ventilation. Biologics are also used but generally have limited effect. There is a clear need for a product that could impact both the pro-inflammatory and the anti-inflammatory pathways.

Clinical Development

In the fourth quarter of 2014, we began a randomized placebo-controlled Phase I trial to test the safety and study the mechanism of action of Cx611 in healthy volunteers challenged with a low dose of bacterial endotoxin (lipopolysaccharide), a potent pro-inflammatory constituent of the outer membrane of gram-negative bacteria, which elicits a strong inflammatory response inducing sepsis-like symptoms. A total of thirty-two volunteers were recruited for the study, and divided into four groups of eight patients each. Patients in the first three groups received Cx611 in different doses and patients in the final group received placebo.

The endpoints of the study included the following:

•	Vital signs including blood pressure, pulse rate, temperature and heart rate.

•	Laboratory measures and functional assays of innate immunity.

In May 2015, we reported positive results from this trial. Cx611 demonstrated a favorable safety and tolerability profile. However, the volunteers’ lipopolysaccharide-induced symptoms were short-lived and no significant effect of Cx611 could be detected prior to the dissipation of symptoms.

Based on the results of this study, we have designed a follow-on trial in severe sepsis patients with the help of our Advisory Board. In January 2017, we enrolled and treated the first patient in a Phase Ib/IIa clinical trial in Europe for Cx611 in the treatment of severe sepsis.

The Phase I/II trial is designed to be a randomized double-blind placebo controlled multicenter study with two parallel arms. We expect to recruit 180 patients in at least fifty centers in at least four countries, with ninety patients in each group. We will recruit patients with severe community-acquired bacterial pneumonia, or pneumonia acquired outside a hospital setting, who are admitted into intensive care units requiring either or both of mechanical ventilation and vasopressors. Patients will receive 160 million cells of eASCs or doses of placebo on each of the first and third days of the treatment in addition to the standard of care therapy. We will follow up with the patients for two years, with visits at three, six and twelve months, and telephone calls to the patients and their general practitioners only for safety purposes and to record any serious adverse events at eighteen and twenty-four months after the first dose is administered.

The endpoints of the study will be as follows:

•	Primary endpoint: Safety profile—any adverse event and potential immunological host responses against the administered cells.

•	Secondary endpoints:

•	Reduction in the duration of either or both of mechanical ventilation or vasopressors needed.

•	Improved survival.

•	Clinical cure of the community-acquired bacterial pneumonia.

•	Other infection related endpoints.

We received a grant from the European Commission Horizon 2020 program for the Phase I/II trial. Horizon 2020 is the European Union framework program for research and innovation. We will receive 1.3 million euros directly and will be responsible for managing a further 4.1 million euros. We received 3.2 million euros on October, 2015. The balance will be received from 2017 onwards.

Preclinical Development

MSCs have been shown in the literature to reduce mortality in several animal models of sepsis. Our eASCs have also been shown to reduce mortality in animal sepsis models of acute periponitis, an infection of the intestine, and endotoxemia, a bacterial infection. The effect is due to a combination of reducing pro-inflammatory and increasing anti-inflammatory mediators, the production of antimicrobial effectors and increased absorption of pathogens by specially adapted cells known as phagocytes.

Rheumatoid Arthritis

Rheumatoid arthritis is a chronic system disorder characterized by inflammation of the joint tissues, leading to degeneration of the joint bone and cartilage. It is a common autoimmune disease, and according to a report by GlobalData, in 2011, approximately 4 million people in the United States, France, Germany, Italy, Spain, the United Kingdom and Japan had been diagnosed with rheumatoid arthritis. In 2011, the prevalence of rheumatoid arthritis in the adult population in the United States was estimated to be 0.6%. The economic burden associated with the treatment of rheumatoid arthritis is huge for any healthcare system. In the United States, sales of drugs to treat rheumatoid arthritis were estimated to be approximately $9.5 billion in 2011.

The treatment of rheumatoid arthritis comprises four general classes of drugs: non-steroidal anti-inflammatory agents, or NSAIDs, corticosteroids, synthetic disease modifying anti-rheumatic drugs, or DMARDs, and biologics. However, rheumatoid arthritis remains an insufficiently met clinical need due to the shortcomings of existing treatment options.

Clinical Results

In January 2012, we completed a Phase I/IIa clinical trial in Europe using allogeneic eASCs for the intravenous treatment of refractory rheumatoid arthritis in twenty-three centers.

The Phase I/IIa clinical trial was a twenty-four week, single blind dose-escalating study. Fifty-three patients with moderate to high disease activity (disease activity score in twenty-eight joints, or DAS 28, greater than 3.2), who all were under treatment with one synthetic DMARD participated in the study. Forty-six participants received eASCs, and seven received placebo. All patients received three intravenous infusions on days one, eight and fifteen of the trial. Patients in different cohorts received placebo, low (1 million eASCs per kg), medium (2 million eASCs per kg) and high (4 million eASCs per kg) doses of Cx611.

As follow-up, we conducted a detailed monthly workup of each patient measuring all the pre-defined parameters. We aimed to evaluate the safety, tolerability and optimal dosing over the full six months of the trial, as well as to explore therapeutic activity.

The primary end-points (safety) of the study were as follows:

•	Tolerability.

•	Treatment emergent adverse events, including the following:

•	Dose limiting toxicities.

•	Serious adverse events.

•	Non-serious adverse events.

The secondary end-points (therapeutic activity) were as follows:

•	American College of Rheumatology scores (known as ACR20/50/70, which measures the percentage of patients who experience 20%, 50% and 70% improvement, respectively, in tender or swollen joint counts, as well as, three out of five additional parameters identified by the American College of Rheumatology).

•	The European League against Rheumatism, or EULAR, criteria, which are based on the improvement in the DAS 28.

•	A short-form health survey measuring patients’ quality of life.

We reported the final results of the Phase I/IIa study in April 2013, which included positive safety data as well as a first indication of therapeutic activity on standard outcome measures and biologic markers of inflammation, the results of which were as follows:

•	Patient and disease characteristics were comparable for all three dose groups.

•	There was no major safety signal from the repeated intravenous infusion of eASCs, and the dose-limiting safety signal was not identified.

•	Three serious adverse event were reported (lacunar infarction, peroneal palsy and fever of unknown origin) of which lacunar infarction was thought to be possibly related to the treatment and led to the discontinuation of the treatment. The patient subsequently recovered. A lacunar infarction is a small deep infarction in the subcortical regions of the brain. Peroneal palsy is a lower limb neuropathy consisting of the loss of motor function and/or sensation in the foot and leg due to the compression of the perineal nerve in its course around the head of the fibula, or the calf bone.

•	The most frequent non-serious adverse effects, occurring in more than 10% of patients treated with eASCs, included the following:

•	Fever (20%).

•	Headache (13%).

•	Urinary tract infection (13%).

•	Upper respiratory tract infection (11%).

•	Nausea (11%).

With respect to the secondary end-points, our findings were as follows:

•	A clear dose response effect was not observed.

•	With respect to the American College of Rheumatology scores, after three months, 20% of patients achieved a 20% improvement versus no patient in the placebo group; 11% of patients achieved 50% improvement versus no patient in the placebo group; and 4% of patients achieved 70% improvement versus no patient in the placebo group.

•	With respect to the EULAR criteria based on the improvement in the DAS 28 (ESR, or erythrocyte sedimentation rate), three months after the treatment, 39% of patients had a good to moderate response compared to no patient in the placebo group.

•	With respect to the disease activity score, in twenty-eight joints as modified to measure the C-reactive protein value, or DAS 28 (CRP), 11% of patients achieved remission after three months compared to no patient in the placebo group.

These clinical results were the first to suggest that intravenous infusion of eASCs has a favorable safety profile, is well tolerated along twenty four weeks and could be associated with clinical benefits in the treatment of refractory rheumatoid arthritis. The results of the study were presented at a plenary session of the American College of Rheumatology meeting in San Diego on October 29, 2013 and were published in May 2016.

Given the increased competition and the arrival of oral products in the rheumatoid arthritis (RA) field, we have decided to keep the program on hold as we believe there were better opportunities for TiGenix to pursue: Cx611 in severe sepsis, AlloCSC-01 in AMI and potential new indications for Cx601 although they are still not decided. We do not anticipate coming back to RA with Cx611.

Cx621

Cx621 is an allogeneic cellular suspension of eASCs for the potential treatment of a variety of autoimmune diseases via a proprietary technique of intra-lymphatic administration, or the injection of eASCs into the lymphatic system rather than the blood stream or the affected tissue.

Clinical Development

Based on positive preclinical data on toxicology, biodistribution and efficacy, we conducted a Phase I protocol to assess safety, tolerability and pharmacodynamics of intranodal injected allogeneic eASCs in healthy volunteers in 2012.

We conducted a randomized, controlled, single-blind Phase I trial in Europe to assess the intra lymphatic administration of two fixed doses (2.5 and 5 million) of eASCs in two different cohorts of five healthy volunteers each. Each dose was administered twice with an interval of seven days and was injected into two inguinal lymph nodes. Two volunteers per cohort received treatment with HypoThermosolTM as a control group. The primary objective was to determine the safety, feasibility and tolerability of intra-lymphatic eASCs administration. The safety assessment was performed over twenty-one days after the second administration. It included signs and symptoms, laboratory tests, chest x-ray and appearance of the injected lymph nodes by ultrasound. Pharmacodynamic parameters were included as an exploratory measure. No serious or severe adverse events occurred.

The confirmation of the safety of intra-lymphatic administration of our eASCs could have significant clinical and commercial implications. This use of a different route of administration has the potential to enable applications in other autoimmune diseases.

AlloCSC-01

AlloCSC-01 is a suspension of allogeneic CSCs administered into the coronary artery of the patient. AlloCSC-01 is currently in the second stage of a two-stage Phase I/II trial in acute myocardial infarction in Europe.

Acute Myocardial Infarction

Acute myocardial infarction, the medical term for a heart attack, occurs when blood circulation stops to a part of the heart, causing damage to the heart muscle. It is most commonly treated by percutaneous coronary angioplasty, a non-surgical procedure to widen the coronary artery by inserting a catheter, or a small tube with a balloon tip, into the obstructed coronary artery and inflating the balloon to open the artery. A wire mesh tube, known as a stent, is then usually placed in the artery to keep it open.

However, myocardial infarction can leave non-functional scar tissue, leading to a process of ventricular remodeling, whereby the cardiac muscle tries to compensate for the effect of the injury. Over time, the heart becomes enlarged and cannot pump blood efficiently, causing the onset of congestive heart failure, a terminal disease. Survivors of myocardial infarction are at increased risk of recurrent infarctions and have an annual mortality rate of 5%, which is six times higher than in people of the same age who do not suffer from coronary heart disease. There is no curative treatment for congestive heart failure other than a heart transplantation.

Market Opportunity

Cardiovascular disease is the most common cause of death, leading to 17.5 million deaths worldwide in 2012, of whom 7.4 million people died of ischemic heart disease, or decreased blood flow to the heart, according to the World Health Organization. Up to 1.9 million people annually are diagnosed with acute myocardial infarction in the United States, Europe and Japan, according to the Acute Coronary Syndrome Cardium Study by Decision Resources (January 2015), most of whom are treated by percutaneous coronary angioplasty and the implantation of one or more stents. Congestive heart failure following myocardial infarction affects 26 million patients.

In 2016, the American Heart Association estimated that the direct and indirect cost of coronary heart disease, the main cause of myocardial infarction, was $182 billion and is expected to reach $322 billion in 2030. Similarly the cost of heart failure in the United States was estimated at $24 billion for 2015, reaching $47 billion in 2030.

Clinical Development

We believe that AlloCSC-01 can be used within a few days after the stent is inserted to limit the extent of tissue damage, through three potential modes of action:

•	By secreting protective factors in the recently damaged cardiac tissue, AlloCSC-01 could reduce cell death produced both when blood flow is interrupted and when it is restored, thus salvaging valuable tissue.

•	By controlling inflammation, AlloCSC-01 could limit the scarring of cardiac tissue in the infarcted region, which would lead to an improved prognosis.

•	AlloCSC-01 could support the regeneration of new viable tissue from resident cardiac cells, improving the functional capacity of the cardiac muscle.

AlloCSC-01 is in a Phase I/II trial initiated in June 2014 to evaluate the safety and efficacy of intracoronary infusion in patients who have suffered from acute myocardial infarction. The study includes both males and females who meet the following criteria:

•	Are between eighteen and eighty years of age.

•	Suffer from a ST segment elevation myocardial infarction, or STEMI, which is the more severe type of heart attack in which the coronary artery is completely blocked by a blood clot, leading to infarction of virtually all of the cardiac muscle being supplied by the artery.

•	Have a Killip classification of two or less on admission, meaning that these patients are less likely to die in the thirty days following the myocardial infarction.

•	Have been successfully treated by percutaneous coronary angioplasty within twelve hours of the onset of symptoms, with a thrombolysis in myocardial infarction (TIMI) score of three, meaning that the flow of blood to the heart has been successfully restored, lowering the patient’s risk of death or ischemic events.

•	Have an ejection fraction, which is the percentage of blood that is pumped out of the ventricles with each contraction, less than or equal to 50% as measured by echocardiography on the second day after showing infarct symptoms (which is lower than a normal ejection fraction of 55-75%, indicating impaired function, according to the American Heart Association).

•	Have an ejection fraction less than or equal to 45% as measured by magnetic resonance imaging, or MRI, three to five days following the STEMI.

•	Have an infarct size greater than or equal to 25% of the left ventricle, as measured by the first MRI after the STEMI.

•	Have a bare-metal stent or a second generation drug-eluting stent inserted in the coronary artery after the percutaneous coronary intervention.

•	Have an infarct culprit coronary artery adequate for treatment administration such that the treatment is technically feasible.

•	Are in stable and adequate clinical condition to undergo the procedure.

Phase I of the trial was an open label dose-escalation phase in which six patients received a single injection of 11 million, 22 million or 35 million cells of AlloCSC-01 by intracoronary infusion five to seven days after percutaneous coronary intervention. Five of the patients were followed up for six months.

Phase II, which is ongoing, is a double-blind placebo-controlled randomized trial in which the forty-nine patients will be either assigned to an active treatment group or a placebo control group in a 2:1 ratio. The active treatment group will receive one dose of 35 million cells, while patients receiving placebo will be injected with human serum albumin. The study’s endpoints will be as follows:

•	Primary endpoint (acute safety of treatment):

•	Mortality from any cause within thirty days.

•	Other safety events:

•	In the dose-escalation phase: all adverse events from any cause observed from inclusion, which is the moment at which the first magnetic resonance imaging, or MRI, scan is performed, until seven days after treatment administration.

•	In the randomized phase: major adverse cardiac events, or MACE, during the first thirty days.

•	Secondary endpoints:

•	Follow-up on safety:

•	Adverse events during the clinical trial.

•	Major adverse cardiac events at six months and twelve months after treatment.

•	Mortality from any cause during the clinical trial.

•	Evaluation of efficacy:

•	Evolution of the size of the infarcted region.

•	Evolution of the biomechanical parameters by MRI including the absolute change in the ejection fraction at six and twelve months after treatment.

•	Evolution of the edema.

•	Clinical parameters analysis: Testing for B-type natriuretic peptide or BNP, which is secreted in response to changes in pressure that occur with heart failure; testing for C-reactive protein, a marker for inflammation in the body; performing a six-minute walking test to determine the functional capacity of the heart; determining the New York Health Association scale, which classifies patients’ heart failure according to the severity of their impairment; and obtaining the Minnesota Living with Heart Failure Questionnaire, which aims to determine the ways in which heart failure and treatments affect physical, emotional, social and mental dimensions of quality of life, among others.

Clinical Results

The first phase of the study was completed successfully, demonstrating a good safety profile for AlloCSC-01, with no adverse events or major adverse cardiac events observed during the six-month follow-up period. In addition, patients showed a reduction in infarct size, and an improvement in the left ventricular ejection fraction as measured by MRI over the six-month follow-up period for five of the six patients treated, with a p-value below 0.05 for both parameters, indicating that these results are statistically significant. However, given the design of this phase of the trial, in which all six patients received AlloCSC-01 along with the standard of care for the indication, it is not possible to isolate the effect of AlloCSC-01 on efficacy. These results were presented at the meeting of the European Society of Cardiology in London between August 29 and September 2, 2015.

The second phase of the study is ongoing in eight sites in Belgium and Spain. Recruitment of forty-nine patients was completed in November 2015.

On June 17, 2016, we announced the preliminary interim data from the trial, which was comprised of the six-month follow-up results of the forty-nine randomized patients, plus two patients from the initial dose-escalation phase who received similar target doses of 35 million cells. No mortality from any cause within one month was recorded in either the placebo group or the AlloCSC-01 group. Similarly, there was no major adverse cardiac event in either group within one month. At six months, no major adverse cardiac event was recorded in either group.

Preliminary efficacy data was limited to the evolution of the size of the infarcted region, defined as a change in the percentage of the left ventricular mass measured by magnetic resonance imaging. The mean absolute change in the size of the infarcted region from the baseline to the six-month analysis was similar in the AlloCSC-01 and placebo groups. On March 13, we announced the top-line one-year results. The main findings of the study are:

•	All safety objectives of the study have been met. No mortality or major cardiac adverse events (MACE) have been found at 30 days, meeting the primary end-point of the study. Moreover no mortality and MACE have been found at 6 months or 12 months follow-up;

•	Of particular relevance to this allogeneic approach, no immune-related adverse events have been recorded at one-year follow-up;

•	A larger reduction in infarct size was found in one pre-specified subgroup associated with poor long-term prognosis and representing more than half of the patient population of the randomization phase of the study. This finding has revealed valuable insight, and provides a specific direction for potential studies in a targeted subset of high-risk patients.

AlloCSC-02

We are carrying out a preclinical proof of concept to develop AlloCSC-02, the second product from our CSC-based platform, for a chronic heart disease indication, based on preclinical and clinical observation that the size of scar tissue is reduced following the administration of CSCs in the chronic setting.

Based on preliminary preclinical data in a pig model, we are exploring the design of a clinical study, and gathering additional preclinical evidence and applied for funding for this purpose in the form of a government loan of a below-market rate (a soft loan) of 1.6 million euros from the RETOS program, a national collaborative research subsidy program run by the Spanish Ministry for the Economy and Competitiveness, along with a grant of 0.6 million euros to the Gregorio Marañon Hospital, the clinical partner in this project.

ChondroCelect

We have one discontinued product: ChondroCelect, a cell-based medicinal product for cartilage repair in the knee. It was the first approved cell-based product in Europe that successfully completed the entire development track from research through clinical development to European approval. ChondroCelect received marketing authorization in October 2009 as an advanced therapy medicinal product, a new medical product category regulated by the EMA that includes products based on gene therapy, cell therapy or tissue engineering.

In July 2016 for commercial reasons, we decided to terminate our distribution agreements with Sobi and Finnish Red Cross Blood Service and our manufacturing agreement with PharmaCell and we requested the withdrawal of marketing authorization which became effective as of November 30, 2016. We no longer generate revenues from ChondroCelect.

Competition

The biopharmaceutical industry is characterized by intense and dynamic competition to develop new technologies and proprietary therapies. Any product candidates that we successfully develop and commercialize will have to compete with existing therapies and new therapies that may become available in the future. While we believe that our eASC platform and scientific expertise in the field of cell therapy provide us with competitive advantages, we face potential competition from various sources, including larger and better-funded pharmaceutical, specialty pharmaceutical and biotechnology companies, as well as from academic institutions, hospitals, governmental agencies and public and private research institutions.

Cx601 will compete against a variety of therapies in development for perianal fistulas in patients suffering from Crohn’s disease, using therapeutic modalities such as biologics and cell therapy, including products under development by Delenex Therapeutics, Novartis and Celgene as well as various hospitals and research centers, as well as a product marketed in Korea by Anterogen. In addition, there are products in development for the treatment of Crohn’s disease that do not focus on the treatment of fistulas.

Likewise, with respect to Cx611, for the sepsis indication, there is a limited late-stage pipeline of candidates addressing the underlying immune dysfunction, with the two non-antibiotic front runners being developed by Asahi Kassey and Toray Industries. Other compounds by InflaRX GmbH, Ferring and Baxter are currently in earlier stages of development.

AlloCSC-01 will compete against a variety of cell therapy treatments in development for acute myocardial infarction, including products under development by Pharmicell, Caladrius, Athersys, Mesoblast and Capricor, as well as treatments using other therapeutic modalities such as tissue engineering and gene therapy approaches.

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA, EMA and other regulatory approvals of treatments and commercializing those treatments.

Accordingly, our competitors may be more successful in obtaining approval for treatments and achieving widespread market acceptance. Our competitors’ treatments may be more effective, or more effectively marketed and sold, than any treatment we may commercialize and may render our treatments obsolete or non-competitive before we can recover the expenses of developing and commercializing any of our treatments.

Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical study sites and in recruiting patients for clinical studies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. We expect any treatments that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price, the level of competition and the availability of reimbursement from government and other third-party payers.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Although we believe that our cell therapy pipeline is the most advanced in Europe as of the date of this Annual Report, our competitors also may obtain FDA, EMA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection in key markets for certain aspects of our cell therapy products, processes and related technologies to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary or intellectual property rights. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing U.S., international and foreign patent applications related to multiple aspects of our proprietary products, processes and technologies.

As of December 31, 2016, we owned or co-owned twenty-nine patent families and had more than one hundred granted patents in more than twenty jurisdictions, including the United States, with expiration dates from 2020 onwards. Of these patents, twenty are related to our eASC-based technology platform, with expiration dates from 2024 onwards. Some of our pending patent applications are filed under the Patent Cooperation Treaty, or PCT, an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the 151 jurisdictions, followed by the process of entering into national phases in each of the jurisdictions, which requires a separate application in each of the jurisdictions when continued protection is sought.

A number of our patent families are the result of collaborations with academic parties, and are jointly owned. Co-ownership agreements are in place with respect to all but one of such patent families, and certain types of exploitation of such patents may be subject to the co-owner’s approval. We exclusively own the patents and patent applications that form the remainder of our patent portfolio.

Our patent portfolio includes the following:

•	Certain key foreign base patents and U.S. and foreign patent applications related to our eASC platform.

•	U.S. and foreign patents and patent applications for other cell therapy applications.

•	U.S. and foreign patents and patent applications with respect to chondrocyte markers.

•	A U.S. patent and U.S. and foreign patent applications for cell therapy delivery mechanisms.

•	U.S. and foreign patent applications for technology improvements with respect to our eASC platform.

The following patent families are materially relevant to our eASC pipeline:

•	“Identification and isolation of multipotent cells from non osteochondral mesenchymal tissue.” (PCT Application Publication WO2006037649; TiGenix Reference PCX006): a patent family claiming a non osteochondral derived multipotent adult stem cell population characterized by a set of biological markers. Additionally the patent family claims methods for identifying and isolating such cells, as well as pharmaceutical compositions and therapeutic uses in healing and tissue regeneration. This patent family is of relevance to our eASC platform. The patent family is comprised of seven granted patents (in Spain, Australia, Europe, Japan, Canada, China and Israel) and pending patent applications in Singapore, the United States, Europe (the European Patent Office, or EPO) and India derived from the PCT application or its priority documents. Oppositions have been filed against the patents issued in Europe. The anticipated expiration date of the granted Spanish patent ES2313805 is October 4, 2024, and the anticipated expiration date of the remaining granted patents (AU2011253985, EP2292736, JP5732011, CA2583151, CN101056974 and IL182441) is October 4, 2025. This is also the anticipated expiration date of all pending patent applications. We jointly own this patent family with the Universidad Autónoma de Madrid, with which we have a co-ownership agreement that provides us with an exclusive license.

•	“Use of adipose tissue derived stromal stem cells in treating fistula.” (PCT Application Publication WO2006136244; TiGenix Reference PCX007): a patent family claiming an adipose derived stem cell composition characterized by a panel of cell surface markers, methods of preparation of such a composition and adipose tissue derived stromal stem cells for use in treating fistula and wounds. This patent family is relevant to Cx601. The patent family is comprised of granted patents in Australia, Israel, Mexico, New Zealand, Russia, Singapore, the United States, Canada and Europe and pending patent applications in China, Japan, the United States, Brazil, Europe (the EPO), Russia and Hong Kong, derived from the PCT application. An opposition to this patent has been filed in Europe. The anticipated expiration date of these patents and patent applications is May 16, 2026 for patents filed by means of the PCT application, and February 14, 2025 or June 24, 2025, without taking into account any patent term adjustment, for U.S. patents derived from US 11/167,061 without the benefit of the PCT application filing. We jointly own this patent family with the Universidad Autónoma de Madrid, and it is subject to the co-ownership agreement mentioned above with respect to PCX006, which provides us with an exclusive license.

•	“Cell populations having immunoregulatory activity, method for isolation and uses.” (PCT Application Publication number WO2007039150; TiGenix Reference PCX008): a patent family claiming a stem cell population, methods for the isolation of such stem cells, their use in the preparation of regulatory T cells and cell therapy of immune and inflammatory diseases. This patent family is relevant to Cx611 and Cx601. The patent family is comprised of four granted patents in Mexico, South Korea, Japan and Europe (the EPO) (MX342474, KR10-1536239, JP5925408 and EP1926813) and pending patent applications in Canada, China, Europe, Singapore, Hong Kong, Israel, Japan the United States and Australia derived from the PCT. The anticipated expiration date of the granted patent and all these patent applications is September 22, 2026. We jointly own this patent family with the Consejo Superior de Investigaciones Cientificas, the Spanish National Research Council, with which we have a co-ownership agreement providing us with an exclusive license.

•	“Uses of mesenchymal stem cells.” (PCT Application Publication number WO/2010/015929; TiGenix Reference PCX011): a patent family claiming the use of mesenchymal stem cells in the treatment of systemic inflammatory response syndrome. This patent family is relevant to the use of Cx611 for the treatment of sepsis. The patent family is comprised of granted patents in Australia and Europe (the EPO) and pending patent applications in Australia, Canada, Europe, Japan, the United States, and South Korea derived from the PCT application. The anticipated expiration date of all these patent applications is August 3, 2029. We jointly own this patent family with the Consejo Superior de Investigaciones Cientificas, the Spanish National Research Council, and the University of Seville, with which we have a co-ownership agreement providing us with an exclusive license.

•	“Methods and compositions for use in cellular therapies.” (PCT Application Publication number WO 2011/004264; TiGenix Ref. PCX019): a patent family claiming therapeutic uses of cells by administration to lymphatic organs. This patent family is relevant to Cx621. The patent family is comprised of granted patents in the United States, New Zealand, Australia, Europe and Japan and pending patent applications in Brazil, Canada, Mexico, Singapore, China, Hong Kong, Israel, South Korea, India and Russia derived from the PCT application. The anticipated expiration date of these patents and patent applications is July 9, 2030. We are the sole owners of this patent family.

•	“Adipose-derived mesenchymal stem cells for intralymphatic administration in autoimmune and inflammatory diseases.” (PCT Application Publication number WO/2012/095743; TiGenix Ref. PCX022): a patent family claiming therapeutic uses of cells by administration to lymphatic organs. This patent family is relevant to Cx621. The patent family is comprised of a granted patent in Japan and pending applications in the United States, South Korea and Europe (the EPO) derived from the PCT application. The anticipated expiration date of these patent applications is January 12, 2032. We are the sole owners of this patent family.

The patent family related to the cardiac stem cell platform and AlloCSC-01 consists of one application filed under the Patent Cooperation Treaty, or PCT, and a parallel application filed directly with the US Patent and Trademark Office. Overall the application has entered national prosecution in eight jurisdictions. A more detailed description of the patent family is as follows:

•	“Adult cardiac stem cell population” (PCT Application publication no. WO 2014/141220; TiGenix Reference Ctx-3): a patent family claiming an isolated multipotent adult cardiac stem cell characterized by the presence and absence of particular biological markers, and the ability of the cell to differentiate into at least adipocytes, osteocytes, endothelial cells and smooth muscle cells. The PCT application claims are also directed to a substantially pure population of the claimed cells, methods for preparing such a population of cells, as well as pharmaceutical compositions and methods of treating cardiovascular disease, ischemic injury and autoimmune diseases and preventing allogeneic organ transplant rejection. The international application has recently entered into the national phase in Australia, Canada, China, Israel, Japan, Europe, South Korea and the United States. The PCT application was filed on March 17, 2014 and the anticipated expiration date of any patents stemming from the international application is therefore March 17, 2034.

•	“Adult cardiac stem cell population” (U.S. application Number 14/213868; publication no. US 2014-0271575; TiGenix Reference Ctx-3): a separate U.S. application claiming a substantially pure population of adult cardiac stem cells characterized by the presence and absence of a set of biological markers, and pharmaceutical compositions comprising the claimed population of cells. Claims directed to methods of preparing the population of cells and to methods of treating cardiovascular disease, ischemic injury, autoimmune disease, inflammatory processes and chronic ulcers and preventing allogeneic organ transplant rejection can be pursued in a divisional application if required. The U.S. application was filed on March 14, 2014 and the anticipated expiration date (without taking into account any patent term adjustment) is March 14, 2034.

In addition, we have over fifty registered trademarks and trademark applications.

Finally, several elements of our cell therapy program involve unpatented proprietary technology, processes, know-how or data, including cell isolation, production and release processes, which we consider to be part of our intellectual property. With respect to proprietary technology, know-how and data that are not patentable or potentially patentable, or processes other than production processes for which patents are difficult to enforce, we have chosen to protect our interests by relying on trade secret protection and confidentiality agreements with our employees, consultants and certain contractors and collaborators. All our employees are parties to employment agreements that include such confidentiality provisions.

Partnerships, Licensing and Collaboration

We have entered into partnerships and collaborations in the past and will consider such opportunities in the future.

ChondroCelect

During the first six months of 2014, we completed the discontinuation of our operations in connection with ChondroCelect, our commercialized product, through the combination of the sale of TiGenix B.V., our Dutch subsidiary, that held our production facility for ChondroCelect, to PharmaCell, a leading European contract manufacturing organization active in the area of cell therapy, for a total consideration of 4.3 million euros and the entry into an agreement with Sobi for the exclusive marketing and distribution rights for ChondroCelect. Under the terms of the share purchase agreement with PharmaCell, we received an upfront payment of 3.5 million euros when the sale became effective on May 30, 2014 and a final payment of 0.8 million euros in December 2016.

In connection with the sale of TiGenix B.V., we also entered into a long-term manufacturing agreement with to continue to manufacture ChondroCelect in its facility. Under the agreement, our former subsidiary continued to manufacture ChondroCelect at the facility, which we purchased, with the price being determined based on the volume of ChondroCelect purchased. We also received cost relief in the form of aggregate pricing discounts of up to 1.5 million euros on our purchases of ChondroCelect over an initial three-year period. Our former subsidiary was responsible for ensuring that the facility and their services comply with cGMP requirements. Under the agreement, our former subsidiary was our exclusive supplier of ChondroCelect within the European Union, and a potential supplier for any sales in certain additional territories in the Middle East and North Africa; however, we retained the right to appoint additional suppliers within those territories. The agreement also included standard provisions regarding the protection of each party’s intellectual property and confidential information. The agreement had an initial term of ten years, after which it had the option to be automatically renewed for consecutive one-year terms, unless either party gave written notice of termination at least three years prior to the expiration of the initial term or any renewal period. Either party had the option to terminate the agreement with immediate effect in the event of a material breach that was not remedied within thirty calendar days by the other party or the insolvency of the other party. We also had the right to terminate the agreement in the case of a change of control of our former subsidiary, if it was acquired by one of our direct competitors or if there was any condition that made it reasonably likely that our former subsidiary or its successor entity would fail to meet its obligations under the agreement. In addition, we had the right to terminate the agreement with twelve months’ notice if we decided to terminate the ChondroCelect business, either due to a change in European regulatory conditions or a decision by the EMA that rendered ChondroCelect commercially unviable and, after the second anniversary of the agreement, we also had the right to terminate the agreement if we determined that the ChondroCelect business was not commercially viable.

Effective June 1, 2014, we entered into a distribution agreement with Sobi for the exclusive marketing and distribution rights with respect to ChondroCelect. Sobi marketed and distributed the product within the European Union (excluding Finland), Switzerland, Norway, Russia, Turkey and the Middle East and North Africa region. The agreement was for a ten-year term during which we received royalties of 22% on the net sales during the first year of the agreement and 20% on the net sales of ChondroCelect thereafter. Sobi reimbursed nearly all of our costs in connection with the product. We passed on the cost relief of 1.5 million euros received from our former subsidiary under the terms of the long-term manufacturing agreement on a like-for-like basis to Sobi, which purchased ChondroCelect from us at cost. Under the distribution agreement with Sobi, we continued to hold the marketing authorization for ChondroCelect in the European Union, and retained the discretion to decide whether to obtain regulatory approval for ChondroCelect in other jurisdictions, including the territories covered under the distribution agreement. Sobi assumed responsibility for certain other regulatory procedures and entering into contracts with hospitals to distribute ChondroCelect, managing orders and invoicing, training hospital staff in the use of ChondroCelect (after we provided initial training to certain key personnel at Sobi) and providing customer support to such hospitals, with the exception of hospitals in Belgium and the Netherlands, where we continued to provide local customer support on behalf of Sobi.

The agreement with Sobi included commitments for minimum quantities of ChondroCelect that Sobi was required to purchase from us. If Sobi’s actual purchases were lower than the required minimum, we would nevertheless be entitled to receive payment from Sobi up to a maximum amount of 8.8 million euros, which we were required to pass on to PharmaCell under the long-term manufacturing agreement with our former subsidiary. If Sobi’s purchases were lower than the required minimum amount for two consecutive years, we would be entitled to terminate unilaterally the agreement or render it non-exclusive towards Sobi, which would permit us to enter into additional distribution agreements for the territories covered under the agreement.

After the initial ten-year term of the distribution agreement, the distribution agreement with Sobi automatically renewed for successive two-year terms. Either party had the right to request a renegotiation of terms in connection with a renewal of the agreement, and if we failed to reach an agreement on terms, the agreement would be terminated. Either party also had the right to terminate the agreement immediately under certain limited circumstances including the insolvency of the other party or a material breach of the provisions of the agreement, and in addition, after the fifth year of the agreement, either party had the right to terminate the agreement with six months’ notice if the agreement became commercially non-viable, meaning that one party, despite its best efforts had made or could demonstrate that it would make a loss over a consecutive two-year period, and the situation is not just temporary.

In addition to the Sobi agreement, we had a distribution agreement in place with Finnish Red Cross Blood Service to conduct and facilitate the ChondroCelect business in the Finnish territory. The revenues from this agreement are not material to our operations as a whole; only five patients in Finland were treated with ChondroCelect in 2014, resulting in revenues of 84,305 euros.

In July 2016, for commercial reasons, we decided to terminate our contracts with Sobi and Finnish Red Cross Blood Service and our manufacturing agreement with our former subsidiary purchased by PharmaCell and we requested the withdrawal of marketing authorization for ChondroCelect, which became effective as of November 30, 2016. We no longer generate revenues from ChondroCelect.

Lonza manufacturing agreement

In February 2015, we entered into an agreement with Lonza, a U.S.-based contract manufacturing organization and started the process for technology transfer in connection with a proposed Phase III study to register Cx601 in the United States. Under the agreement, Lonza will manufacture some of the material for the Phase III trial to register Cx601 in the United States at Lonza’s cell therapy production facility in Walkersville, Maryland. The agreement will continue until February 9, 2020 unless earlier terminated or extended by the parties. Pursuant to the agreement, the parties will develop certain statements of work, which describe the process or product to be developed and the related activities to be performed by both parties or the technology to be transferred to Lonza for the manufacturing of the product. Lonza will be responsible for complying with cGMP requirements and will maintain any licenses, permits and approvals necessary.

We will make payments to Lonza in the amounts and dates set forth in the statements of work, and we will also pay a security deposit equal to the lesser of 20% of the budgeted costs of the statement of work or $100,000.

The agreement includes standard provisions regarding the protection of each party’s intellectual property and confidential information.

Either party may terminate the agreement for any material breach that is not cured within thirty days (or one hundred eighty days in case of payment default). We also have the right to terminate the agreement with a written notice of no less than twelve months; Lonza may terminate the agreement with a written notice of twenty-four months. In case of suspension or termination of production by a regulatory authority, we may terminate the agreement with a written notice of no less than two months. Finally, either party may terminate the agreement upon written notice in case of insolvency.

We submitted the first statement of work on May 18, 2015. This provides a description of the activities, timelines and budgets for the initial set-up and one-year maintenance for the provision of clinical/GMP grade human adipose tissue to be used for manufacturing allogenic mesenchymal adult stem cells.

The estimated program set-up fees amount to $22,400. Other fees (including contingency fees) amount to $6,500.

On October 14, 2015 we executed the second statement of work. This describes the activities, timelines and budgets for the development/optimization of the GMP manufacturing process of Cx601.

In 2016, we submitted five additional statements of work. The aggregate estimated total fees payable by TiGenix for these statements of work amount to $6,303,025.

Takeda licensing agreement

On July 4, 2016, we entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to commercialize and develop Cx601 for complex perianal fistulas outside the United States, Japan and Canada. The licensing agreement included an option for Takeda to expand the scope of the license to Japan and Canada, which Takeda exercised on December 20, 2016. As a result, Takeda now has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. Under the agreement, Takeda paid an upfront non-refundable licensing fee of 25 million euros and will make an additional payment of 15 million euros if and when Cx601 receives marketing authorization from the EMA.

The agreement excludes clinical development and commercialization rights in the United States, where we will continue to develop Cx601 for complex perianal fistulas. We also retain the right to develop Cx601 in any indications outside the indication of complex perianal fistulas. Furthermore, if Takeda has not presented us with a plan accepted by the regulatory authorities of either Canada or Japan to access the market in those countries by the second anniversary of the receipt of marketing authorization from the EMA, we have the option of unilaterally excluding those territories from the scope of the agreement. Takeda will pay us 1.5 million euros upon receipt of regulatory approval for the sale of Cx601 to patients in each of Canada and Japan. In addition, if Cx601 is approved for reimbursement in either or both of Canada or Japan at a price equivalent to 30,000 euros per patient or more, Takeda will pay us a further 1 million euros per country.

In Europe, we will transfer the marketing authorization to Takeda once it is granted by the EMA. Takeda will also make milestone payments for positive pricing and market access decisions from payers in France, Germany, Italy, Spain and the United Kingdom of 2 million euros per country, if Cx601 is approved at a price of 30,000 euros or equivalent per patient or more, or 1 million euros per country, if Cx601 is approved at a price between 26,000 euros and 30,000 euros or equivalent per patient.

Under the agreement, we will receive tiered quarterly royalty payments on net sales of Cx601 on a country-by-country basis, ranging from 10% to 18%, and calculated based on the price of Cx601 in each country during that quarter. We will also receive one-time sales milestone payments ranging from 15 million euros, if net sales in the territory reach 150 million euros, to 100 million euros, if net sales reach 1 billion euros. The potential sales and reimbursement milestones could total up to 340 million euros, and are in addition to any royalty payments we receive under the agreement.

Takeda also agreed to invest 10 million euros in equity within one year of the effective date of the agreement. Takeda made its 10 million euro investment on December 29, 2016. The shares will be subject to a one-year lock-up, subject to certain exceptions.

Under the agreement, we will cooperate closely with Takeda and will set up a number of joint committees to oversee the overall commercialization process; operational matters including product development, intellectual property and regulatory matters; and manufacturing. We will initially continue to manufacture Cx601 at our facility in Madrid, and we and Takeda will share equally the cost of expanding the facility to increase the manufacturing capacity up to 1,200 doses of Cx601 per year at an estimated cost of 3 million to 3.5 million euros. We intend to transfer manufacturing responsibilities to Takeda once the technology transfer process is complete, which is expected to be by January 1, 2021 at the latest.

The agreement will expire on a country-by-country basis at the occurrence of the latest any of the following:

•	The twentieth anniversary of the date of the first commercial sale of Cx601 in such country.

•	The expiration of the last valid patent claim covering Cx601 or its use in such country.

•	The expiration of market exclusivity in such country granted under the marketing authorization of the product as an orphan drug.

•	The expiration of any data exclusivity with respect to Cx601.

Either party may terminate the agreement with thirty days’ written notice in case of insolvency of the other party. Either party may terminate the agreement upon a change of control of the other party with sixty days’ written notice. Either party may terminate the agreement in case of a material breach or non-performance by the other party with immediate effect or, in case of a curable material breach, if such breach should not be cured within sixty days after receipt of such notice.

We also have a right to terminate the agreement on a region-by-region basis with thirty days’ written notice if expected royalties from a key market within the region are at least 25% lower than expected based on the commercialization plan provided by Takeda for at least three consecutive years and we reasonably determine that Takeda did not use commercially reasonable efforts to meet the established sales target. If we cannot mutually resolve any dispute related to such a claim either within the established committees or through negotiations between senior management or the board of directors within thirty days, the dispute shall be referred to a third party expert for adjudication. In addition, we can terminate the agreement with thirty days’ notice if Takeda or one of its affiliates challenges or takes any material steps to assist a third party in challenging the validity of our intellectual property rights.

Takeda has a right to terminate the agreement with thirty days’ written notice if we do not obtain marketing authorization from the EMA within four years of the entry into the agreement. Takeda can also terminate the agreement with thirty days’ written notice on a country-by-country basis if there is a third party claim of infringement of intellectual property rights provided that external counsel confirms that there is a greater than 50% probability of a finding of infringement, or in the case of a final court decision confirming such infringement.

In addition, we remain solely responsible for certain third party obligations arising from sales of the product, including with respect to the rights licensed from the Universidad Autonóma de Madrid or the Consejo Superior de Investigaciones Científicas. In case we decide to terminate any such existing license and Takeda disagrees with our decision, they may request that we assign them the license or terminate the agreement on a country-by-country basis.

Finally, Takeda has the right to terminate the agreement with thirty days’ written notice in case any changes to the production or quality control process required by regulatory authorities lead to the production costs increasing by more than 15%.

Other agreements

We also rely on third-party contract research organizations to conduct our clinical trials.

In addition, a number of our patent families are the result of collaborations with academic parties, including with Universidad Autónoma de Madrid and Consejo Superior de Investigaciones Científicas, and are jointly owned. Co-ownership agreements are in place with respect to all but one of such patent families, and certain types of exploitation of such patents may be subject to the co-owner’s approval.

The patent families referred to as PCX006 and PCX007 are the subject of a co ownership agreement dated November 3, 2004, between our subsidiary TiGenix SAU (formerly Cellerix), and the Universidad Autónoma de Madrid. Under the terms of this agreement, the Universidad Autónoma de Madrid assigned all exploitation rights to TiGenix SAU, including the right to license or sub-license to third parties. We are obligated to provide fifteen days’ notice to the Universidad Autónoma de Madrid prior to the execution of any such license or sub license. The agreement will remain in force throughout the legal life of the patents covered by this agreement, unless it is terminated by mutual agreement. Under the terms of an amendment dated April 24, 2008, we are obliged to make the following royalty payments to the Universidad Autónoma de Madrid as consideration for the exclusive assignment:

•	1.0% on net sales less than 50 million euros.

•	1.5% on net sales between 50 million euros and 100 million euros.

•	2.0% on net sales over 100 million euros.

The annual royalty rights we owe with respect to net sales generated in any country where a patent has not been granted will be halved until a patent is granted in such country.

The anticipated expiration date of the patents and patent applications of the patent family referred to as PCX006 is of October 4, 2024 for the granted Spanish patent ES2313805 and of October 4, 2025 for the patent applications.

The anticipated expiration date of patents and patent applications of the patent family referred to as PCX007 is May 16, 2026, with the exception of U.S. patents derived from US 11/167,061 without the benefit of the PCT filing, for which the anticipated expiration date is February 14, 2025 or June 24, 2025, without taking into account any patent term adjustment.

The patent family referred to as PCX008 is the subject of a co-ownership agreement dated June 1, 2009 between TiGenix SAU (formerly Cellerix) and the Consejo Superior de Investigaciones Científicas, under which ownership interests were allocated between TiGenix SAU and the Consejo Superior de Investigaciones Científicas in a ratio of two-thirds to one-third. We have an exclusive worldwide license, with the right to sub license all the exploitation rights. The agreement will remain in force until the end of the life of the patent, unless it is terminated by mutual consent. If we wish to assign our interest in the patent family to a third party the Consejo Superior de Investigaciones Científicas shall have a first right of refusal. Our payment obligations under the agreement are as follows:

•	An initial payment of 30,000 euros on signing the agreement.

•	A payment of 120,000 euros on the date on which any product that incorporates any of the patent’s claims is brought onto the market.

•	Royalty payments to be determined on the following basis:

•	0.1% of net sales equal to or less than 50 million euros.

•	0.2% of net sales between 50 million euros and 100 million euros.

•	0.3% of net sales greater than 100 million euros.

If we sub-license the rights to exploit the patent in Europe, the Consejo Superior de Investigaciones Científicas must receive consideration not less than it would receive if we exploited the patent rights ourselves. If we sub-license the rights to exploit the patent outside Europe, the Consejo Superior de Investigaciones Científicas must receive consideration equal to 1.5% of the amount of the royalties based on net sales. If we enter into a cross-license agreement with a third party whereby we authorize the third party to exploit the patent in exchange for the right to exploit any rights of that third party, net sales shall be deemed to be our sales from the exploitation of the rights acquired under the cross-license agreement, after first deducting any amount we may owe under the cross-license agreement. In addition, we will pay the Consejo Superior de Investigaciones Científicas 1.5% of any of the non-percentage-based fixed amounts, whether payable once or at regular intervals, that we may receive from sub-licensees for the sub-licensing of the rights to exploit the patent, on the same terms as agreed by us with such sub-licensee. Consequently, if our payment for the sub license is wholly or partly conditional on market introduction, the Consejo Superior de Investigaciones Científicas will also be paid all or a pro rata amount of such percentage after the conditions are met.

The anticipated expiration date of all patent applications of the patent family referred to as PCX008 is September 22, 2026.

PCX011 is subject to a co-ownership agreement dated January 17, 2011, between TiGenix SAU (formerly Cellerix), the Consejo Superior de Investigaciones Científicas and the University of Seville determining ownership of the patent family, with 50% belonging to TiGenix SAU, 45% to the Consejo Superior de Investigaciones Científicas and 5% to the University of Seville. Under this agreement, we have an exclusive worldwide license to the rights, without the right to sub-license. The agreement shall remain in force until the end of the life of the patent, unless it is terminated by mutual consent. Our payment obligations under the agreement are as follows:

•	An initial payment of 5,000 euros on signing the agreement.

•	A payment of 35,000 euros on the first visit by the first patient in a clinical trial for a product we promote that incorporates the patent rights.

•	A payment of 35,000 euros on the first visit by the first patient in a pivotal Phase III clinical trial of a product we promote that incorporates the patent rights.

•	A payment of 35,000 euros upon submission of a marketing authorization request dossier to a regulatory authority for a product that incorporates the patent rights.

•	A payment of 100,000 euros upon approval of the product by the first regulatory agency.

•	A royalty to be determined on the following basis on worldwide sales:

•	0.2% of net sales equal to or less than 50 million euros.

•	0.3% of net sales between 50 million euros and 100 million euros.

•	0.4% of net sales more than 100 million euros.

All payments shall be distributed between the Consejo Superior de Investigaciones Científicas, which will receive 90% and the University of Seville, which will receive 10%. If we sub-license exploitation rights to the patent rights to which we provide added value, our counter parties will receive 15% of the total consideration. If such rights are sub-licensed to a third party outside Europe, our counterparties will receive 10% of the total consideration. In the event that we sublicense exploitation rights to the patent rights to which we have not provided any added value our counterparties will receive consideration no less than what they would have received had we directly exploited the patent. All parties have the right to terminate the agreement in case of a breach. We are permitted to terminate the agreement with ninety days’ notice if we terminate development or commercialization of a product falling under the scope of the agreement.

The anticipated expiration date of all patent applications of the patent family referred to as PCX011 is August 3, 2029.

We will consider partnerships in the United States and other markets to rapidly bring Cx601, Cx611 or any of our other future products to market and maximize our value.

The Acquisition of Coretherapix

On July 29, 2015, we entered into a contribution agreement with Genetrix, to acquire 100% of the shares of Coretherapix, as well as certain receivables of Genetrix on Coretherapix, for 1.2 million euros in cash and 7.7 million new ordinary shares.

Under the contribution agreement, Genetrix is also entitled to receive contingent payments subject to the achievement of certain milestones, as follows:

•	Up to 15 million euros, payable in new ordinary shares, subject to the results of the ongoing clinical trial of Coretherapix. Based on clinical trial results received in March 2017, the potential amount Genetrix could receive is now limited to 5 million euros.

•	Up to 245 million euros, subject to obtaining marketing authorization from the European Medicines Agency (EMA) or the U.S. Food and Drug Administration (FDA) for the first product or indication based on AlloCSCs in acute myocardial infarction, and further subject to obtaining certain future sales milestones, with the first sales milestone being reached when annual net sales reach 150 million euros and the last sales milestone being reached when annual net sales are above 750 million euros.

•	Tiered royalties ranging from 6% to 16% of the direct net sales of the first product or indication based on AlloCSCs in acute myocardial infarction, if we commercialize the product ourselves, with similar sales milestones as the sales milestones mentioned immediately above, or certain percentages ranging from 10% to 35% of any third-party royalties and sales milestones that we receive from a third party, if we license the rights to commercialize the first product or indication to a third-party licensee.

•	If Coretherapix obtains marketing authorization from the EMA or the FDA for any additional product or indication resulting from its portfolio as at June 29, 2015, Genetrix shall be entitled to a payment of 25.0 million euros upon receipt of marketing authorization for each such product.

Manufacturing and Logistics

Our eASC-based Product Candidates

Our eASC-based product candidates are considered medicinal products pursuant to the European regulation governing advanced therapy medicinal products and Spanish Order SCO/3461/2003 and therefore must be manufactured in compliance with cGMP requirements in an authorized pharmaceutical establishment. This also applies to the medicinal products manufactured for use in clinical trials. We have successfully obtained a manufacturing license from the Spanish Medicines and Medical Devices Agency for the commercial production of Cx601.

Our product candidates are allogeneic eASCs that are originally derived from the subcutaneous fat tissue of a healthy donor. The fat biopsy tissue is first enzymatically digested and stem cells are recovered from it through a series of cell culture steps. In this first series of expansion steps, we create a master cell stock and extensively test the quality and safety of these first large cell stock. Once the master cell bank is qualified, it can be used to generate sequentially a large number of so called final drug substances cell stock. These final drug substances are obtained by expanding the cells of the master cell stock with a new series of cell expansions in cell culture. The final drug substances are then cryopreserved, or frozen at very low temperatures, until final use. When a final product needs to be provided to the physician, the required amount of frozen cells are thawed and recovered in cell culture. These cells are then subsequently collected for final formulation in excipient, or inert, medium. The amounts of cells and excipient volume depend on the particular product and their use in the clinics.

During the entire manufacturing process, there are specific quality controls to guarantee that the product complies with the adequate specifications for use. The controls applied during the process on raw materials and on the finished product before and after it is packaged are particularly important. We also conduct microbiological and environmental controls and process controls to ensure that the manufacturing conditions are compliant for the manufacturing and distribution of the finished product as required by cGMP requirements.

The EMA has established the characterization of eASCs in terms of identity, purity, potency, morphology, viability and cell growth kinetic according to the Guideline on Cell Based Medicinal Products (EMA/CHMP/410869/2006) and the Reflection Paper on Stem Cells (EMA/CAT/571134/2009, adopted on January 14, 2011) in order to set the routine controls that will be applied at final product release as well as those to be performed at different stages of the manufacturing process to guarantee the batch consistency. We obtained scientific advice from the EMA to ensure that our manufacturing process is aligned with their requirements.

Our facilities for the manufacture of eASCs are located in Madrid, Spain and consist of two separate clean rooms and adjacent support rooms. The facilities have been approved by the Spanish Medicines and Medical Devices Agency as being compliant with cGMP requirements for the manufacture of cellular medicinal products for investigational use (i.e., clinical trials) and commercial use of approximately 400 patient lots, or finished products, per year. We expect to complete the expansion of the facility to increase production capacity to approximately 1,200 finished products per year by the end of 2017. The estimated cost of this expansion is 3 million to 3.5 million euros which we expect to share equally with Takeda. A modest additional investment would enable us to further expand our capacity to serve the European market on a commercial basis for Cx601.

The logistics for our eASC-based products include the transport of the finished product in a special temperature controlled shipping container. The shipping process has been validated with specialist courier services. Based on our experience with these companies and the proximity of our manufacturing facility to the Madrid international airport of Barajas, we have demonstrated that we can reliably deliver the finished product to treatment sites anywhere in Europe and Israel within twenty-four hours.

Our CSC-based Product Candidates

Our CSC-based product candidates are also considered medicinal products pursuant to the European regulation governing advanced therapy medicinal products and Spanish Order SCO/3461/2003 and therefore must be manufactured in compliance with cGMP requirements in an authorized pharmaceutical establishment.

AlloCSC-01 and AlloCSC-02 are allogeneic CSC-based product candidates that are originally derived from a small amount of myocardial tissue that would typically be discarded during a routine valvular replacement operation. Coretherapix developed a manufacturing process compliant with cGMP that can produce hundreds of doses from a single biopsy to provide clinicians with an off-the-shelf product. The final product is cryopreserved in liquid nitrogen tanks to keep the cellular material in optimal condition until it is administered to patients.

We use 3P Biopharmaceuticals in Pamplona, Navarra, Spain, as a sub-contractor for manufacturing our CSC-based product candidates.

United States Government Regulation

Biological products, such as our product candidates, are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or FD&C Act, and the Public Health Service Act, or the PHS Act, as well as other federal, state and local statutes and regulations. Both the FD&C Act and the PHS Act and their corresponding regulations govern, among other things, the testing, manufacturing, safety, efficacy, labeling, packaging, storage, record keeping, distribution, reporting, advertising and other promotional practices involving biological products. FDA approval must be obtained before clinical testing of biological products. FDA approval also must be obtained before marketing of biological products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources, and each process may take several years to complete, although certain expedited programs potentially applicable to our product candidates, such as FDA fast track approval processes for certain new drugs with the potential to address unmet medical needs for certain serious or life-threatening conditions, may potentially expedite approval processes. Certain federal incentive programs are also potentially applicable to our product candidates, such as for “orphan drugs” that treat rare conditions. Data obtained from clinical activities, including late stage clinical trials, is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all, and we may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our product candidates. In addition, the FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval. In addition, our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could adversely affect our ability to commercialize our product candidates.

The BLA Approval Process

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an application for an IND, which must become effective before human clinical trials may begin and which must include approval by an independent IRB at each clinical site before the trials may be initiated;

•	performance of adequate and well controlled human clinical trials according to the FDA’s regulations commonly referred to as good clinical practices, or GCPs, and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, and potency from results of preclinical testing and clinical trials, and detailed information about the chemistry, manufacturing and controls for the product, reports of the outcomes and full data sets of the clinical trials and proposed labeling and packaging for the product;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMPs, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current good tissue practices, or cGTPs, for the use of human cells, tissues and cellular and tissue-based products;

•	potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA, including agreement on post-marketing commitments, if applicable.

Before testing any biological product candidate in humans, the product candidate enters the preclinical study stage. Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of certain preclinical studies must comply with federal regulations and requirements including GLPs.

The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical studies may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, studies may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such studies.

Clinical trials involve the administration of the biological product candidate to healthy volunteers or patients under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events, or AEs, should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the GCP requirements, including the requirement that all research subjects provide informed consent. Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical studies are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Federal regulations governing the protection of human subjects in clinical trials have remained generally consistent for many years, subject to certain amendments. On September 8, 2015, the U.S. Department of Health and Human Services and other federal agencies issued a notice of proposed rulemaking seeking comments on proposals to substantially change aspects of these regulations, for example, mandating the use of a single institutional review board for multi-site trials, imposing specified data security and information regulations on trials, and involving imposing new consent requirements with respect to the use of biospecimens. The outcome of this regulatory review is not yet certain

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase I. The biological product is initially introduced into a small group of healthy human subjects (e.g., 10 to 20 volunteers) and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase II. The biological product is evaluated in a larger but limited patient population (e.g., a few hundred patients) to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•	Phase III. Clinical studies are undertaken to further evaluate dosage, clinical efficacy, potency and safety in an expanded patient population (e.g., several hundred to several thousand patients) at geographically dispersed clinical trial sites. These clinical studies are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

Post-approval clinical studies, sometimes referred to as Phase IV clinical studies, may be conducted after initial marketing approval. These clinical studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the results of the clinical studies must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA, the NIH and the investigators for serious and unexpected AEs, any findings from other studies, tests in laboratory animals or in vitro testing and other sources that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within fifteen calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase I, Phase II and Phase III clinical studies may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biological product has been associated with unexpected serious harm to patients.

Concurrent with clinical studies, companies usually complete additional animal studies, develop additional information about the physical characteristics of the biological product and finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biological products, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

Review and Approval Processes

After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the biological product. The testing and approval processes for a BLA require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all. The BLA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information.

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. However, the FDA may grant deferrals for submission of data or full or partial waivers.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. PDUFA also imposes an annual product fee for biologics and an annual establishment fee on facilities used to manufacture prescription biologics. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.

Within 60 days following submission of the application, the FDA reviews the BLA to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe and potent, or effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel biological products or biological products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a Risk Evaluation and Mitigation Strategy, or REMS, is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure that the clinical trials were conducted in compliance with IND study requirements and GCP requirements. To assure cGMP, GTP and GCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that usually describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Post-Approval Requirements

After regulatory approval of a product is obtained, there may be a number of post-approval requirements. For example, as a condition of approval of a BLA, the FDA may require post-marketing testing and surveillance to monitor the product’s safety or efficacy. In addition, holders of an approved BLA are required to keep extensive records, to report certain adverse reactions and production problems to the FDA, to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP regulations and practices, as well as the manufacturing conditions of approval set forth in the BLA. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes certain procedural, substantive and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

Future FDA inspections may identify compliance issues at manufacturer facilities or at the facilities of third-party suppliers that may disrupt production or distribution, or require substantial resources to correct and prevent recurrence of any deficiencies, and could result in fines or penalties by regulatory authorities. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved BLA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action, including fines, injunctions, civil penalties, license revocations, seizure, total or partial suspension of production or criminal penalties, any of which could delay or prohibit further marketing. Newly discovered or developed safety or efficacy data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications.

Certain U.S. Regulatory Incentives and Other Programs

Marketing Exclusivity for Reference Biological Products

As part of the ongoing efforts of governmental authorities to lower health care costs by facilitating generic competition to pharmaceutical products, the BPCIA, enacted as part of the Health Care Reform Law, created a new abbreviated regulatory approval pathway in the United States for biological products that are found to be biosimilar to or interchange with a biological “reference product” previously licensed under a BLA. This abbreviated approval pathway is intended to permit a biosimilar to come to market more quickly and less expensively by relying to some extent on the data generated by the reference product’s sponsor, and the FDA’s previous review and approval of the reference product. Under the BPCIA, a biosimilar sponsor’s ability to seek or obtain approval through the abbreviated pathway is limited by periods of exclusivity granted by the FDA to the holder of the reference product’s BLA, and no biosimilar application may be accepted by the FDA for review until four years after the date the reference product was first licensed by the FDA, and no biosimilar application, once accepted, may receive final approval until 12 years after the reference product was first licensed by the FDA.

While we would expect to be granted this 12-year period of exclusivity for our product candidates, if approved, notably, this period of reference product market exclusivity applies only to the biosimilar pathway and will not, for example, provide protection against any biological product for a similar indication that achieves FDA approval under a traditional BLA based on the sponsor’s own research data There is also risk that the 12-year period of biological reference product exclusivity could be shortened due to congressional action, or that the FDA will not consider our product candidates, if they are approved, to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated.

Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under the law to be “interchangeable with,” the previously approved reference product. To date, only one biosimilar has been licensed under the BPCIA framework, and the extent to which a biosimilar, once approved, will be substituted for any one of our product candidates, if approved, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. Although there is uncertainty regarding the impact of this new program, it seems likely that if any of our product candidates are approved by the FDA, there is risk that the approval of a biosimilar competitor to one of our products could have an adverse impact on our business. In particular, a biosimilar could be significantly less costly to bring to market and priced significantly lower than our product, if approved by the FDA.

Special Protocol Assessment

Under the FD&C Act, the FDA will evaluate certain protocols, upon sponsor request, to generally determine if the study design is adequate to meet sponsor goals, including, among others, protocols for certain Phase III clinical trials that will form the primary basis of an efficacy claim for a marketing authorization, such as a BLA. The procedure, known as a special protocol assessment or SPA, may be used in connection with sponsors that have been issued an IND, but also may be available prior to the issuance of an IND where the FDA is sufficiently informed of the overall development plan for the investigational drug. Generally, as part of the SPA process, the FDA will meet with sponsors for the purpose of reaching agreement on the design, execution and analyses proposed for the clinical trial, such as clinical endpoints, size and statistical design. If an agreement is reached, the FDA will reduce the agreement to a writing, which becomes part of the study’s administrative record. When an SPA agreement has been reached, it is possible, but not certain, that if a study is conducted according to the protocol, and if the study achieves its agreed-upon objectives, then the FDA will support the approval of a marketing application, such as a BLA. However, this cannot be assured. Although the SPA program provides that the SPA agreement is not subject to change without the agreement by the FDA and the sponsor, the program also permits the FDA to rescind an SPA agreement, in particular where the FDA has found that a “substantial scientific issue essential to determining the safety or effectiveness of the drug has been identified after the testing has begun.” From time to time the FDA will rescind SPA agreements, and the basis for those rescissions may be the subject of significant dispute. By letter dated August 3, 2015, the FDA provided a favorable SPA determination for our proposed Phase III study design to register Cx601 in the United States, noting that the study may proceed only when an IND is in effect. In January 2017, we had a Type C meeting with the FDA in which changes to the protocol were discussed. Based on feedback from that meeting, we submitted a revised protocol in February 2017.

FDA Expedited Programs for Serious Conditions

Certain FDA programs are intended to speed the availability of drugs and biologics that treat serious diseases, which could potentially apply to our product candidates, although this cannot be assured, and we do not currently have any products with fast track designation or designation under other FDA expedited development and review programs. The FDA’s expedited programs are generally intended to facilitate and expedite development and review of new drugs and biologics to address unmet needs in the treatment of a serious or life-threatening condition. Two programs potentially relevant to our product candidates are fast track designation and breakthrough therapy designation.

Fast track designation applies to a combination of the product candidate and the specific indication or use for which it is being studied. Thus, it is the development program for a specific product candidate for a specific indication that receives fast track designation. Fast track designation requires showing that the product candidate will fill an unmet medical need, generally defined as providing a therapy where none exists, or providing a therapy which may be potentially better than available therapy. Breakthrough therapy designation applies to product candidates that treat a serious condition and where there is preliminary clinical evidence indicating that the product candidate may demonstrate substantial improvement over available therapy on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. As with fast track designation, breakthrough therapy designation applies to both the product candidate and the specific use for which it is being studied. A significant feature of both fast track designation and breakthrough therapy designation is an opportunity for early and frequent communication with the FDA, as well as eligibility for what is known as “rolling review,” an opportunity for sponsors to submit completed portions of a marketing application, such as a BLA, before the entire application is completed.

Product candidates granted fast track designation or breakthrough therapy designation may lose that designation, and be subject to standard FDA development and review requirements, if the FDA finds that the designation is no longer supported by emerging data, or the designated drug development program is no longer being pursued. For example, a product candidate granted designation under the fast track program may lose that designation if a newly approved product meets the unmet medical need for the same indication, and a product candidate granted breakthrough therapy designation may lose that designation if a product is approved for the same indication and the sponsor fails to demonstrate substantial improvement over the recently approved product.

In January 2017, as part of the recent 21st Century Cures Act, the FDA unveiled a new drug designation process for regenerative advanced therapies (“RAT”) which intends to facilitate expedited review and approval of stem cell therapies and other cellular and tissue products for use in serious or life threatening diseases. The RAT designation affords the following benefits to sponsors: expedited development and review by the FDA (i.e., the same actions as for breakthrough therapy designation); early interactions “to discuss any potential surrogate or intermediate endpoint to be used to support the accelerated approval of the product;” and eligibility for accelerated approval under current FDA preapproval standards but with new post approval requirements.

We are currently exploring the options for expedited pathways that could facilitate and accelerate the development of Cx601 and the review of its future BLA.

Pediatric Exclusivity

Under the BPCIA, which was part of the Health Care Reform Law, biologics, such as our product candidates, may be eligible for pediatric exclusivity, an incentive intended to encourage medical product research for children. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods applicable to biological products under the BPCIA—namely, the four-year period during which the FDA will not consider an application for a biosimilar product, and the twelve-year period during which the FDA will not approve a biosimilar application. This six-month exclusivity, which runs from the end of these exclusivity protection periods, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “written request” for such a trial. It is possible, but not assured, that certain of our current or future product candidates may be targeted to pediatric populations, and so pursuit of this incentive may be relevant to us.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition” that affects fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for such a disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user fee exemptions. In addition, if a product that has an orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product may be entitled to orphan drug exclusivity, which means the FDA would not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or a meaningfully different mode of administration. It is possible, but not assured, that certain of our current or future product candidates may be targeted to rare diseases or conditions and so pursuit of this incentive may be relevant to us. With respect to our product candidate Cx601, we filed for orphan designation for the treatment of anal fistulas in the United States in 2012. In January 2014, we received feedback from the FDA indicating that it believes fistulizing Crohn’s disease to be a chronic disease with a potential patient population in excess of the threshold for orphan designation, which is 200,000 patients in the United States. We commissioned a study to explore in more detail the prevalence of fistulizing Crohn’s disease in the United States. Given the results of the study, we are considering the resubmission of our application for orphan designation in the United States.

U.S. Regulations Affecting Certain Federally Funded Programs, such as Medicare and Medicaid

Pharmaceutical manufacturers with products that are reimbursed by U.S. federally funded programs such as Medicare and Medicaid are subject to regulation by CMS and enforcement by HHS OIG, and in the event our product candidates are approved, regulation by CMS and enforcement by HSS OIG would be relevant to us. The Anti-Kickback Law prohibits providers and others from directly or indirectly soliciting, receiving, offering or paying any remuneration with the intent of generating referrals or orders for services or items covered by a government health care program. Many states have similar laws. Courts have interpreted this law very broadly, including by holding that a violation has occurred if even one purpose of the remuneration is to generate referrals, even if there are other lawful purposes. There are statutory and regulatory exceptions, or safe harbors, that outline arrangements that are deemed lawful. However, the fact that an arrangement does not fall within a safe harbor does not necessarily render the conduct illegal under the Anti-Kickback Law. In sum, even legitimate business arrangements between the companies and referral sources could lead to scrutiny by government enforcement agencies and require extensive company resources to respond to government investigations. Violations of the Anti-Kickback Law may be punished by civil and criminal penalties or exclusion from participation in federal health care programs, including Medicare and Medicaid.

The FCA is violated by any entity that “presents or causes to be presented” knowingly false claims for payment to the federal government. In addition, the Health Care Reform Law amended the FCA to create a cause of action against any person who knowingly makes a false statement material to an obligation to pay money to the government or knowingly conceals or improperly decreases an obligation to pay or transmit money or property to the government. For the purposes of these recent amendments, an “obligation” includes an identified overpayment, which is defined broadly to include “any funds that a person receives or retains under Medicare and Medicaid to which the person, after applicable reconciliation, is not entitled ....”

The FCA is commonly used to sue those who submit allegedly false Medicare or Medicaid claims, as well as those who induce or assist others to submit a false claim. “False claims” can result not only from non-compliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from non-compliance with other laws, such as the Anti-Kickback Law (which was explicitly confirmed in the Health Care Reform Law), or laws that require quality care in service delivery. The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain to private citizens who prevail. When a private party brings a whistleblower action under the FCA, the defendant is not made aware of the lawsuit until the government starts its own investigation or makes a decision on whether it will intervene. Many states have enacted similar laws that also apply to claims submitted to commercial insurance companies. The bringing of any FCA action could require us to devote resources to investigate and defend the action. Violations of the FCA can result in treble damages, and each false claim submitted can be subject to a penalty of up to $11,000 per claim.

A provision of the Health Care Reform Law, generally referred to as the Physician Payment Sunshine Act or Open Payments Program, imposes new reporting and disclosure requirements for pharmaceutical and medical device manufacturers that have at least one product that is reimbursed by Medicare, Medicaid or the Children’s Health Insurance Program with regard to payments or other transfers of value made to certain U.S. health care practitioners, such as physicians and academic medical centers, and with regard to certain ownership interests held by physicians in reporting entities. Data collection activities under the Physician Payment Sunshine Act began on August 1, 2013, and as required under the Physician Payment Sunshine Act, CMS published information from these reports on a publicly available website, including amounts transferred and the physician and teaching hospital identities, on September 30, 2014. Beginning in 2014 and each year thereafter, data collection for each calendar year must be submitted by June 30 of the subsequent year, and will be published annually. It is difficult to predict how the new requirements, which also preempt similar state law reporting requirements, may impact our relationships with physicians and teaching hospitals.

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. Patent term restoration can compensate for time lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use. However, patent term restoration cannot extend the remaining term of a patent beyond a total of fourteen years from the product’s approval date. The period of patent term restoration is generally one-half the time between the effective date of an IND (falling after issuance of the patent) and the submission date of a BLA, plus the time between the submission date of the BLA and the approval of that application, provided the sponsor acted with diligence. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The application for patent term extension is subject to approval by the Patent and Trademark Office in consultation with the FDA.

A patent term extension is only available when the FDA approves a biological product for the first time. We believe that our eASC-based platform and the manner in which it is manufactured and used have not been previously approved by the FDA. However, we cannot be certain that the Patent and Trademark Office and the FDA will agree with our analysis or will grant a patent term extension.

Government Regulation in Europe

The European Medicines Agency, or EMA, operates in the European Union and its main responsibility is the protection and promotion of public and animal health, through the evaluation and supervision of medicines for human and veterinary use. More specifically, it coordinates the evaluation and monitoring of centrally authorized products and national referrals, developing technical guidance and providing scientific advice to sponsors. Its scope of operations is medicinal products for human and veterinary use including biologics and advanced therapies, and herbal medicinal products.

Clinical trials in Europe fall under the remit of National Competent Authorities.

Advanced Therapy Medicinal Products

Advanced therapy medicinal products are new medical products based on genes (gene therapy), cells (cell therapy) or tissues (tissue engineering). These advanced therapies herald revolutionary treatments of a number of diseases and have huge potential for patients and industry.

The lack of an EU-wide regulatory framework in the past led to divergent national approaches which hindered patients’ access to products, hampered the growth of this emerging industry and ultimately affected the European Union’s competitiveness in a key area of biotechnology.

In 2007, the EU institutions agreed on Regulation (EC) 1394/2007, a regulation on advanced therapies designed to ensure the free movement of advanced therapy products within Europe, to facilitate access of such therapies to the European Economic Area market and to foster the competitiveness of European companies in the field, while guaranteeing the highest level of health protection for patients.

The main elements of the regulation are the following:

•	A centralized marketing authorization procedure, to benefit from the pooling of expertise at European level and direct access to the European Economic Area market.

•	A new and multidisciplinary expert committee, the Committee for Advanced Therapies, within the EMA, to assess advanced therapy products and follow scientific developments in the field.

•	Technical requirements adapted to the particular characteristics of these products.

•	Special incentives for small and medium-sized enterprises.

ChondroCelect was the first product to receive centralized authorization as an advanced therapy medicinal product.

Centralized Authorization Procedure

The EMA is responsible for the centralized procedure, resulting in centralized marketing authorization, the single marketing authorization that is valid across the European Economic Area.

The centralized authorization procedure is required for the following types of products:

•	Medicinal products developed by using recombinant DNA technology, the controlled expression of genes coded for biologically active proteins in prokaryotes and eukaryotes, including transformed mammalian cells, or hybridoma or monoclonal antibody methods.

•	Advanced therapy medicinal products, such as gene-therapy, somatic cell-therapy or tissue-engineered medicines.

•	Medicinal products for human use containing a new active substance that did not receive community marketing authorization when the community authorization procedure was first implemented, for which the therapeutic indication is the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions or viral diseases.

•	Officially designated orphan medicines.

The Pediatric Regulation places some obligations for the applicant when developing a new medicinal product, in order to ensure that medicines to treat children are subject to ethical research of high quality and are appropriately authorized for use in children, and to improve collection of information on the use of medicines in the various subsets of the pediatric population. The application will have to include the pediatric investigation plan decision but also the results in accordance with the agreed pediatric investigation plan.

The Pediatric Committee of the EMA issued a positive opinion on the pediatric investigation plan for Cx601 in September 2014.

Applications through the centralized authorization procedure are submitted directly to the EMA. The centralized procedure enables applicants to obtain a marketing authorization that is valid in all European Union member states based on a single application. Under the centralized procedure, the EMA’s Committee for Human Medicinal Products, or CHMP, is required to adopt an opinion on a valid application within 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions. More specifically, on day 120 of the procedure, once the CHMP has received the preliminary assessment reports and opinions from the rapporteur and co-rapporteur, it prepares a list of potential outstanding issues, referred to as “other concerns” or “major objections”, as part of its day 120 list of questions. These are sent to the applicant together with the CHMP’s recommendation. The CHMP generally makes one of two recommendations: (1) the marketing authorization application for the product could be approvable provided that satisfactory answers are given to the “other concerns” identified and that all other conditions outlined are implemented and complied with; or (2) the marketing authorization application for the product is not approvable at that time since “major objections” have been identified. Applicants have three months from the date of receiving the day 120 list of questions to respond to the CHMP, and can request a three-month extension if necessary. The rapporteur and co-rapporteur assess the applicant’s replies, revise the assessment report as necessary and may prepare a list of outstanding issues. The revised assessment report and list of outstanding issues are sent to the applicant together with the CHMP’s recommendation by day 180 of the procedure. Applicants then have one month to respond to the CHMP (and can request a one or two-month extension). The granting of marketing authorization will depend on the recommendations and potential major objections identified by the CHMP as well as the ability of the applicant to respond adequately to these findings. According to a presentation published by the EMA, for the period from December 2005 to December 2010, of the eighteen marketing authorization applications that received a positive opinion from the EMA, the number of major objections received during the EMA review period ranged from zero to ten, with an average of four major objections, and of the twenty marketing authorization applications that either received a negative opinion from the EMA or were otherwise withdrawn by the applicant, the number of major objections received during the EMA review period ranged from one to thirty-four, with an average of ten major objections. After the adoption of the CHMP’s opinion, a decision on the marketing authorization application must be adopted by the European Commission, after consulting the European Union member states, which in total can take more than sixty days. An applicant for a marketing authorization may request a re-examination in the event of a negative opinion, at which time the CHMP appoints new rapporteurs. Within sixty days of receipt of the negative opinion, the applicant must submit a document explaining the basis for its request for re-examination. The CHMP has sixty days to consider the applicant’s request for re-examination. The applicant may request an oral explanation before the CHMP, which is routinely granted, following which CHMP will adopt a final opinion. The final opinion, whether positive or negative, is published by the CHMP shortly following the CHMP meeting at which the oral explanation takes place.

Once centralized marketing authorization has been granted for a medicinal product, the holder of that authorization can make the medicinal product available to patients and healthcare professionals in all European Economic Area countries.

Orphan Drug Designation

Applications for designation of orphan medicines are reviewed by the EMA through the Committee for Orphan Medicinal Products. The criteria for orphan designation are as follows:

1.       either (i) the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union at the time of submission of the designation application or (ii) the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition, and without incentives it is unlikely that the revenue after marketing of the medicinal product would cover the investment in its development and

2.       either (i) no satisfactory method of diagnosis, prevention or treatment of the condition concerned is authorized or (ii) if such method exists, the medicinal product will be of significant benefit to those affected by the condition.

Companies with an orphan designation for a medicinal product benefit from incentives such as the following:

•	Protocol assistance (scientific advice for orphan medicines during the product-development phase).

•	Direct access to centralized marketing authorization and ten-year marketing exclusivity.

•	Financial incentives (fee reductions or exemptions).

•	National incentives detailed in an inventory made available by the European Commission.

•	Since December 2011, orphan medicinal products are eligible for the following level of fee reductions:

•	Full (100%) reduction for small- and medium-sized enterprises, or SMEs, for protocol assistance and follow-up, full reduction for non-SME sponsors for pediatric-related assistance and 40% reduction for non-SME sponsors for non-pediatric assistance.

•	Full reduction for pre-authorization inspections and 90% reduction for post-authorization inspections for SMEs.

•	Full reduction for SMEs for new applications for centralized marketing authorization.

•	Full reduction for post-authorization activities including annual fees only to an SME in the first year after granting a marketing authorization.

To qualify for assistance, companies must be established in the European Economic Area, employ fewer than 250 employees and have an annual revenues of not more than 50 million euros or an annual balance sheet total of not more than 43 million euros.

Cx601, our leading therapeutic product candidate, was granted orphan drug designation for the treatment of anal fistulas in 2009.

While the same product can receive centralized marketing authorization for both orphan and “non-orphan” indications, orphan and “non-orphan” indications cannot be covered by the same marketing authorization, and the product would have to go through a second authorization process to receive marketing authorization for the second indication.

Expedited Development and Review Programs in Europe

Accelerated Assessment

The maximum timeframe for the evaluation of a marketing authorization application under the Centralized Procedure is 210 days, excluding clock stops when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee for Medicinal Products for Human Use (CHMP). However the applicant may request an accelerated assessment procedure in order to meet, in particular the legitimate expectations of patients and to take account of the increasingly rapid progress of science and therapies, for medicinal products of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. Applicants requesting an accelerated assessment procedure should justify that the medicinal product is expected to be of major public health interest. Based on the request, the justifications presented, and the recommendations of the Rapporteurs, the CHMP will formulate a decision. Such a decision will be taken without prejudice to the CHMP opinion (positive or negative) on the granting of a marketing authorization. If the CHMP accepts the request, the timeframe for the evaluation will be reduced to 150 days.

Any request for accelerated assessment should be made as early as possible before the actual submission of the marketing authorization application. The request together with supporting documentation should be sent electronically to the EMA. In order to allow sufficient time to assess the request and prepare for the accelerated procedure, it is recommended to submit the request at least two to three months before the actual submission of the marketing authorization application.

Applicants requesting an accelerated assessment procedure should duly substantiate the request and in particular, justify their expectation that the medicinal product is of major public health interest particularly from the point of view of therapeutic innovation. There is no single definition of what constitutes major public health interest. This should be justified by the applicant on a case-by-case basis. The justification should include the major benefits expected and present the arguments to support the claim that the medicinal product introduces new methods of therapy or improves on existing methods, thereby addressing to a significant extent the greater unmet needs for maintaining and improving public health. The key items to be described in the justification, and the appropriate level of detail, should be evaluated on a case-by-case basis. The request should be presented as a short but comprehensive document. The following list of key items would normally be addressed in the justification:

•	The unmet needs and the available methods of prevention, diagnosis or treatment.

•	The extent to which the medicinal product is expected to have major impact on medical practice, its major added value, and/or how it addresses the greater unmet needs.

•	A brief outline of the main available evidence on which the applicant bases its claim of major public health interest.

Conditional Marketing Authorization

For certain categories of medicinal products, in order to meet unmet medical needs of patients and in the interest of public health, it may be necessary to grant marketing authorizations on the basis of less complete data than is normally required. In such cases, it is possible for the CHMP to recommend the granting of a marketing authorization subject to certain specific obligations to be reviewed annually.

This may apply to medicinal products for human use that fall under one of the following categories:

•	Medicinal products that aim at the treatment, the prevention or the medical diagnosis of seriously debilitating diseases or life-threatening diseases.

•	Medicinal products to be used in emergency situations, in response to public threats duly recognized either by the World Health Organization or by the Community in the framework of Decision (EC) No 2119/98.

•	Medicinal products designated as orphan medicinal products in accordance with Article 3 of Regulation (EC) No 141/2000.

A conditional marketing authorization may be granted where the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

•	The risk-benefit balance of the medicinal product, as defined in Article 1(28a) of Directive 2001/83/EC, is positive.

•	It is likely that the applicant will be in a position to provide the comprehensive clinical data.

•	Unmet medical needs will be fulfilled.

•	The benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required.

Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing studies or to conduct new studies with a view to confirming that the benefit-risk balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

The granting of a conditional marketing authorization will allow medicines to reach patients with unmet medical needs earlier than might otherwise be the case, and will ensure that additional data on a product are generated, submitted, assessed and acted upon.

Marketing Authorization in Exceptional Circumstances

Conditional marketing authorizations are distinct from marketing authorizations granted in exceptional circumstances in accordance with Article 14(8) of Regulation (EC) No 726/2004. In the case of the conditional marketing authorization, an authorization is granted before all data are available. The authorization is not intended, however, to remain conditional indefinitely. Rather, once the missing data are provided, it should be possible to replace it with a marketing authorization which is not conditional, that is to say, which is not subject to specific obligations. In contrast, it will normally never be possible to assemble a full dossier in respect of a marketing authorization granted in exceptional circumstances.

Market Access

Sales of pharmaceutical products depend, in part, on the extent to which the payments for the products will be covered by third-party payers, such as national health insurance programs, government health programs or private insurance programs or managed health care organizations. Such third-party payers in both the United States and Europe are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority, and governments have shown significant interest in implementing cost-containment programs for medicinal products, including price controls, restrictions on reimbursement and requirements for substitution of generic or biosimilar products. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures could limit our revenues. If these third-party payers do not consider our products to be clinically effective or cost-effective compared to other available therapies, they may not cover, fund or reimburse our products or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

In many countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing the pricing of medicinal products vary widely from country to country. For example, the European Union member states may restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Countries that have price controls or reimbursement limitations for pharmaceutical products may or may not allow favorable reimbursement and pricing arrangements for any of our products.

Thus, pricing and reimbursement are not harmonized across Europe and are within the exclusive discretion of the national authorities. Market access limitations or usage restrictions for private and public health insurers vary from country to country and occasionally across different regions of the same country. In public health insurance systems, reimbursement is determined by procedures established by the relevant authority of the EU member state. Funding of a product is dependent on many factors, including proof of the product’s therapeutic value (efficacy, safety, effectiveness, convenience) and economic value as compared to existing alternatives for a specific disease with a clear medical need. Reimbursement is subject to considerations of cost, use and volume that can vary from country to country.

Certain European countries are also establishing increasingly specific policies for market access, pricing and reimbursement of orphan drugs, including the following:

•	France offers tax exemptions for orphan drugs for which the revenue is below 30 million euros in France.

•	Spain imposes a deduction on the agreed price of drugs paid for by the Spanish Healthcare System, which is 7.5% for non-orphan drugs. For orphan drugs, the deduction is reduced to 4%.

•	In Germany, the Gemeinsamer Bundesausschuss (Joint Federal Committee) performs an early benefit assessment for all reimbursable pharmaceuticals to be marketed based on materials submitted by the manufacturer. For orphan drugs, manufacturers are allowed to submit an abbreviated dossier (without proof of medical benefit and additional medical benefit over an appropriate comparative product) for the early benefit assessment by the Gemeinsamer Bundesausschuss if sales in Germany in the previous twelve months are below 50 million euros.

•	Italy has a national orphan drug center, registry and network, and typically provides more flexibility for orphan drugs in negotiations with the payer agency, the Agenzia Italiana del Farmaco.

•	In England, orphan drugs may receive centralized funding from NHS England (as opposed to funding by local entities). There may be an assessment by the National Institute for Health and Care Excellence (NICE), a public body that publishes binding guidelines on the use of health technologies in the NHS in England and Wales, based primarily on evaluations of clinical evidence and cost-effectiveness, which is commonly required for non-orphan drugs.

Historically, products launched in the European Union do not follow price structures of the United States, and generally prices tend to be significantly lower.

Environmental Matters

We use various chemical and biological products to conduct our research and to manufacture our products and are subject to specific environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations govern, among other things the generation, storage, handling, use, transportation and disposal of hazardous materials and wastes and the health and safety of our employees. If we violate or fail to comply with these laws and regulations, we could be subject to third-party or administrative claims or fines or other sanctions by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third party waste disposal sites.

We have established procedures to ensure our compliance with environmental laws and regulations, and such compliance has not had a material impact on our capital expenditures, earnings or competitive position.

Insurance

We maintain business liability insurance of 20 million euros. In addition, we have obtained liability insurance with respect to our directors and officers, which covers expenses, capped at a certain amount, that our board members and our senior management may incur in connection with their conduct as members of our board of directors or senior management. We also maintain insurance policies with respect to our manufacturing facilities, insurance policies with respect to the clinical trials we conduct as sponsor, group insurance policies for our employees in connection with occupational accidents and a legal expenses insurance policy. We consider our insurance coverage to be adequate in light of the risks we face.

C. Organizational Structure

The following chart illustrates our corporate structure as of the date of this Annual Report:

D. Property, Plant and Equipment

Our registered office is in Leuven, Belgium. We have facilities in Madrid, Spain, where we lease two adjacent buildings. The first building houses our administrative offices, while the other building hosts our pharmaceutical development laboratories and a facility compliant with cGMP requirements for the manufacturing of clinical eASC products. The facility contains two separate clean rooms and adjacent support rooms and is currently undergoing expansion work. We expect to complete the expansion of the facility to increase production capacity to approximately 1,200 finished products per year by the end of 2017. The estimated costs of this expansion is 3 million to 3.5 million euros which we expect to share equally with Takeda. A modest additional investment would enable us to further expand our capacity to serve the European market on a commercial basis for Cx601. The clean rooms have been approved by the Spanish Medicines and Medical Devices Agency as complying with cGMP requirements for the manufacture of cellular medicinal products for investigational use, i.e., clinical trials.

Our subsidiary Coretherapix also has leased office space and laboratory facilities in Madrid, Spain and hosts our research and development facilities. The laboratory facilities are equipped with scientific equipment appropriate for molecular and cell biology research.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Financial Data” and our consolidated financial statements and accompanying notes included elsewhere in this Annual Report. In addition to historical consolidated financial information, this section contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in the forward-looking statements as a result of many factors, including but not limited to those described under “Risk Factors” and elsewhere in this Annual Report.

A. Operating Results

Overview

We are an advanced biopharmaceutical company focused on developing and commercializing novel therapeutics from our proprietary technology platforms of allogeneic, or donor-derived, stem cells. We have completed, and received positive data in, a single pivotal Phase III trial in Europe and Israel of our most advanced product candidate Cx601, a first-in-class injectable allogeneic stem cell therapy indicated for the treatment of complex perianal fistulas in patients suffering from Crohn’s disease. A complex perianal fistula consists of abnormal tracts between the rectum and the exterior surroundings of the anus, and is commonly associated with Crohn’s disease. It is a serious clinical condition affecting the anal sphincter and is potentially associated with a perianal abscess. Cx601 has been granted orphan designation by the European Medicines Agency, or EMA, in recognition of its potential application for the treatment of anal fistulas, which affect approximately 120,000 adult patients in the United States and Europe and for which existing treatment options are inadequate.

Key Income Statement Items

Revenues

Historically, we have generated revenues from sales of ChondroCelect, our commercialized product, for which we received marketing authorization from the EMA in 2009. During the first half of 2014, we transformed our operations to focus fully on realizing the value of our eASC platform and pipeline by discontinuing our operations in connection with ChondroCelect.

Effective June 1, 2014, we entered into an agreement with Swedish Orphan Biovitrium, or Sobi, for the exclusive marketing and distribution rights with respect to ChondroCelect within the European Union (excluding Finland, where we have a pre-existing distribution agreement with Finnish Red Cross Blood Service), Switzerland, Norway, Russia, Turkey and the Middle East and North Africa region. We also completed the sale of TiGenix B.V., our Dutch subsidiary, which held our manufacturing facility for ChondroCelect, to PharmaCell, a leading European contract manufacturing organization active in the area of cell therapy, for an upfront payment of 3.5 million euros when the sale became effective on May 30, 2014. We received a payment of 0.8 million euros on December 2016 for a total consideration of 4.3 million euros.

As a result of the discontinuation of our operations related to ChondroCelect, we reclassified all ChondroCelect operations as discontinued in our consolidated financial statements for the year ended December 31, 2014, which are included elsewhere in this Annual Report.

In July 2016, we decided to terminate our distribution agreements with Sobi and Finnish Red Cross Blood Service and our manufacturing agreement with our former subsidiary. We also requested the withdrawal of our marketing authorization, which became effective as of November 30, 2016. We no longer generate any revenues from ChondroCelect.

License revenues

On July 4, 2016, we entered into a licensing agreement with Takeda, in connection with which we received 25 million euros as an upfront non-refundable payment, and will receive a further payment of 15 million euros if and when Cx601 receives marketing authorization from the EMA, additional revenues of up to a total of 340 million euros in connection with various sales and reimbursement-related milestones and royalty payments ranging from 10% to 18% on net sales by Takeda.

License revenues are recognized when all significant risks and rewards derived from the ownership and right of use of the license in its current state have been transferred to the customer, for those other milestones not yet reached because there are some pending performance obligations to be satisfied or because there are future approvals, which do not depend only in the Company performance, the revenues are not recognized. The Company has analyzed and separated the different performance obligations and how will they be remunerated. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue will be recognized over their performance. Milestone payments are immediately recognized as revenue when the condition is met, when performance obligations related to that milestone are fulfilled and if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

Royalties

Going forward, we expect to receive ongoing royalty payments from Takeda and other partners with whom we may enter into distribution agreements or license agreements. Until December 2016, we only received royalty payments generated from the sale of ChondroCelect by Sobi. Such income is presented in our consolidated financial statements in revenues under the line item “royalties.”

Grants and Other Operating Income

We also receive a portion of our revenues in the form of government grants directly related to our research and development efforts, which are presented in our consolidated income statement under the line item “grants and other operating income.”

We do not recognize government grants until we have reasonable assurance that we will be able to comply with their terms and that the grants will be received. Government grants are recognized as income on a systematic basis over the periods in which we recognize expenses related to the costs for which the grants are intended to compensate. Specifically, for grants whose primary condition is the purchase, construction or acquisition of non-current assets, we recognize the grants as deferred revenue in our consolidated balance sheet and transfer them to the income statement on a systematic and rational basis over the useful life of the related assets. Grants that are receivable as compensation for expenses or losses already incurred or for immediate financial support with no related costs are recognized in the period in which they are received. We also treat the benefit of government loans, which we receive at below-market rates of interest, as government grants (measured as the difference between the proceeds received and the fair value of the loan based on prevailing market conditions), only when we have sufficient assurance that we will be able to comply with the terms and conditions of the loan and will not be required to return the funds prematurely. We recognize these loans as grants in our income statement under the line item “grants and other operating income.”

In addition, we present any payments we receive with respect to ChondroCelect other than royalties from Sobi, for example from Finnish Red Cross Blood Service, and any revenues from Sobi that we occasionally receive from certain non-recurring items in our income statement under the line item “grants and other operating income.”

Research and Development Expenses

Our research and development activities primarily consist of preclinical research; Phase I, Phase II and Phase III of various clinical studies; the production of eASCs and CSCs used in our preclinical and clinical studies; regulatory activities and intellectual property activities to protect our know how. Research and development expenses include, among others, employee compensation, including salary, fringe benefits and share-based compensation; expenses related to our manufacturing facilities, including operating costs for such facilities; and regulatory expenses and activities related to the development of our product pipeline, including reimbursement, market access, general and administrative expenses and amortization of intangible assets related to our research programs.

Our eASC-based product candidates are derived from the technology platform we acquired as part of our acquisition of Cellerix in May 2011 and our CSC-based product candidates are derived from the technology platform we acquired as part of our acquisition of Coretherapix in July 2015.

Since May 2011 and through December 31, 2016, we spent a total of 80.9 million euros on research and development expenses, of which 26.9 million euros were incurred in connection with Cx601; 8.4 million euros were incurred in connection with Cx611; 3.0 million euros were incurred in connection with AlloCSC-01 since July 2015 and the remaining 42.6 million euros were non-allocated research and development expenses.

We recognize expenditure on research activities as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development is capitalized to the extent that all the following can be demonstrated:

•	The technical feasibility of completing the intangible asset so that the asset will be available for use or sale.

•	The intention to complete and the ability to use or sell the asset.

•	How the asset will generate future economic benefits.

•	The availability of resources to complete the asset.

•	The ability to measure reliably the expenditure during development.

Accordingly, during 2010 and 2011 we capitalized the development costs related to ChondroCelect with a useful life of ten years.

The amount initially recognized for internally-generated intangible assets is the sum of the various expenses needed to generate the related intangible assets. Amortization starts from the date that the intangible asset first meets the recognition criteria. These intangible assets are amortized on a straight-line basis over their estimated useful life of between five to ten years from the moment they are available for use. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in the income statement in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired. In 2015, we recognized an impairment loss of 1.1 million euros in relation to the capitalized development costs of ChondroCelect. No impairment loss was recognized in 2016 or 2014.

General and Administrative Expenses

Our general and administrative expenses are costs to support our operations and consist of employee compensation, including salary, fringe benefits and share-based compensation for our core corporate supporting functions including, among others, finance, human resources, legal, information technology, business development and investor relations. Other significant expenses include external corporate costs consisting of outside legal counsel, independent auditors and other outside consultants, insurance, facilities and depreciation.

Interest on Borrowings and Other Finance Costs

Interest on borrowings include both cash financial expenditures and non-cash financial expenditures resulting from the recording of financial liabilities under our debt instruments, including government loans (or so-called “soft” loans), our loan facility with Kreos and our 9% senior unsecured convertible bonds due 2018 issued in March 2015 at amortized cost.

Fair Value Gains and Losses

Our fair value gains and losses are financial expenditures, resulting from the change in fair value of the warrant component of our 9% senior unsecured convertible bonds due 2018, the warrants issued for the Kreos loan and, for the year ended December 31, 2015, the contingent components of the consideration for the acquisition of Coretherapix, which are subject to certain milestones connected to the results of the ongoing clinical trial and the receipt of marketing authorization, as well as royalty payments based on sales of products derived from our CSC-based platform.

Discontinued Operations

The results of operations discontinued during the year are included in our consolidated income statements up to the date of discontinuation.

A discontinued operation is a component of our business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been discontinued, has been abandoned or that meets the criteria to be classified as held for sale.

Discontinued operations are presented in our consolidated income statements as a single line item that is comprised of the post-tax profit or loss of the discontinued operation along with the post-tax gain or loss recognized on the re-measurement to fair values less costs to sell or on disposal of the assets or disposal groups constituting discontinued operations.

Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. We calculate our current tax using tax rates that have been enacted or substantively enacted by the end of the reporting period. We recognize deferred tax liabilities for all taxable temporary differences between the carrying amount of assets and liabilities in the consolidated financial statements and in the corresponding tax bases used in the computation of taxable profit.

In the course of 2013, a new Spanish tax law became applicable retrospectively from January 1, 2013 under which eligible companies could claim certain research and development investment tax credits instead of deducting the costs from their taxable base and carrying them forward until the expiration date. An applicant is required to provide an audit report from an independent third party certifying that research and development activities were performed and reported as eligible for this purpose. We recognize this income at the time when we receive these reports.

We have tax losses carried forward, which amounted to 200.3 million euros as of December 31, 2016. These tax losses generate a potential deferred tax asset of 61.8 million euros, and do not have an expiration date. Because we are uncertain whether we will be able to realize taxable profits in the near future, we did not recognize any deferred tax assets in our balance sheet. In addition to these tax losses, we have unused tax credits amounting to 20.8 million euros as of December 31, 2016.

Critical Accounting Policies

Our financial statements are prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements in accordance with IFRS as issued by the IASB requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, cost of sales, operating expenses and related disclosures. We consider an accounting policy to be critical if it is important to our financial condition or results of operations, and if it requires significant judgment and estimates on the part of management in its application. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, and we evaluate our estimates on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. If actual results or events differ materially from the judgments and estimates that we have made in reporting our financial position and results of operations, our financial position and results of operations could be materially affected.

The summary of significant accounting policies and critical accounting judgments and key sources of estimation uncertainty can be found in notes 2 and 3 respectively in the consolidated financial statements included elsewhere in this Annual Report.

Going Concern

We have experienced net losses and significant cash used in operating activities for most of our history since our inception in 2000 except for the year ended December 31, 2016. As of December 31, 2016, we had an accumulated deficit of 116.2 million euros. Even though for the year ended December 31, 2016 we had net income of 3.8 million euros and net cash from operating activities of 3.5 million euros, our management expects us to incur net losses and have significant cash outflows for at least the next twelve following such date. As of December 31, 2015 we had an accumulated deficit of 120.0 million euros, and for the year ended on that date we had a net loss of 35.1 million euros and net cash used in operating activities of 19.6 million euros. These conditions, among others, raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements included elsewhere in this Annual Report have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support our cost structure.

As at December 31, 2016, we had cash and cash equivalents of 78.0 million euros, compared to 18.0 million euros at the beginning of the year. Taking into account this liquidity position and the future milestone payments related to the licensing deal with Takeda, our board of directors is of the opinion that this cash position is sufficient to continue operating for at least twelve months following such date but that we will require significant additional cash resources to launch new development phases of existing or new projects in our pipeline.

In order to continue financing our operations, we intend timely to obtain additional non-dilutive funding, such as from partnering, and/or additional dilutive funding. In addition, a successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support our cost structure.

Business Combinations and Goodwill

We account for business combinations using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the fair value of consideration given over the fair values of the identifiable assets and liabilities acquired is recorded as goodwill. The determination of estimated fair values of acquired intangible assets, as well as the useful economic life ascribed to finite lived intangible assets, requires the use of significant judgment. The use of different estimates and assumptions to those we use could result in a materially different valuation of acquired intangible assets, which could have a material effect on our results of operations.

Several methods may be used to determine the estimated fair value of intangible assets acquired in a business combination, all of which require multiple assumptions.

We used the relief from royalty method, which is a variant of the income valuation approach, to determine the fair value of the intangibles related to the acquisition of TiGenix SAU. It is based on the principle that ownership of the intangible asset relieves the owner of the need to pay a royalty to another party in exchange for rights to use the asset.

We determined the fair value of assets related to the acquisition of Coretherapix by taking into account the sum of the survival probability discounted present values of Coretherapix’s projected cash flows in each year of its key product’s development and commercialization life.

Goodwill is capitalized. Any impairment in carrying amount is charged to the consolidated income statement. Where the fair value of identifiable assets and liabilities exceeds the fair value of consideration paid, the excess is credited in full to the consolidated income statement on the acquisition date.

The fair value of any contingent consideration at the date of acquisition is computed as the sum of the probability weighted values of the fair values of the purchase prices associated with each of the potential product development routes. The fair value of each route is in turn computed as the sum of the survival probability discounted present values of the contingent payments in each such route including the milestone and commercialization payments.

The nine routes considered in the development process of Coretherapix are the result of combining multiple variables. The structure of these routes and the probability assigned to each route are reassessed by management at every reporting date and every time the development process reaches a milestone.

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. The fair values are reviewed on a regular basis, and at least at each reporting date, and any changes are reflected in the income statement.

Acquisition costs incurred are expensed and included in general and administrative expenses.

Revenue and Other Income Recognition

Revenue from sale of products is recognized when:

•	the ownership of the products is transferred to the buyer;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from the royalties related to the sale of the ChondroCelect is recognized when implantation has occurred. Provisions for rebates, product returns and discounts to customers are provided for as reductions to revenue in the same period as the related royalties are recorded.

Recognition of Government Grants

We do not recognize government grants until there is reasonable assurance that we will comply with the conditions attaching to them and that the grants will be received.

The benefit of a government loan at a below-market rate of interest is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates. Only when there is sufficient assurance that we will comply with the conditions attached to the grant, the grant is recognized in profit or loss (under “other operating income”). Determination of the appropriate amount of grant income to recognize involves judgments and estimates that we believe to be reasonable, but it is possible that actual results may differ from our estimates. When we receive the final written reports confirming that we have satisfied the requirements of the grantor, to the extent these are not received within a reasonable time frame following the end of the period, we record any differences between estimated grant income and actual grant income in the next reporting period once we determine the final amounts. During the period that these benefits cannot be considered as grants due to the insufficient assurance that all the conditions have been met, these grants are included in the liabilities as financial loans and other payables.

Revenue Recognition in Respect of License Arrangements

The Company recognizes revenue from licensing arrangements which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration receivable is allocated amongst the separate units of accounting based on their respective fair values and the applicable revenue recognition criteria are applied to each of the separate units. If not separable, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

The Company may enter into licensing and collaboration agreements for supply and distribution for its product. The terms of the agreements may include non-refundable signing and licensing fees, milestone payments and royalties on any product sales derived from licensing arrangements. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. License fees are recognized as revenue when persuasive evidence of an arrangement exists, the Company has transferred to the licensee the risks and rewards of the product, the Company retains neither continuing managerial involvement nor effective control over the product sold, the fee is fixed or determinable, delivery or performance has substantially completed and collection is reasonably assured. The delivery of a license is to be deemed substantially completed when the licensee can use, license, exploit, develop and obtain a profit from it without further licensor’s involvement.

The Company analyses and separates the different performance obligations and how they will be remunerated. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue will be recognized over their performance. Milestone payments are immediately recognized as revenue when the condition is met, when performance obligations related to that milestone are fulfilled and if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

Management’s assessment related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fee is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key  assumptions or estimates change, future operating results could be affected.

The Company analyses, at each Reporting date, any executory contract that could be onerous to account for the corresponding provision. This estimation is based on the unavoidable expected costs and expected incomes derived from the executory contract, its  remaining duration and the potential exit compensation that could be included in those contracts. The above mentioned calculation also considers past performance evidences and future expected developments based on the most reliable information existing at each reporting period.

Discontinued Operations

The results of operations disposed during the year are included in our consolidated statement of comprehensive income up to the date of disposal.

A discontinued operation is a component of our business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

Discontinued operations are presented in our consolidated statement of comprehensive income as a single line item that is comprised of the post-tax profit or loss of the discontinued operation along with the post-tax gain or loss recognized on the re measurement to fair value less costs to sell or on disposal of the assets or disposal groups constituting discontinued operations.

At the end of 2013, our board of directors decided to withdraw from the ChondroCelect business and to focus on the development of its platform and pipeline of allogeneic treatments, using expanded adipose-derived stem cells (eASCs) for the benefit of patients suffering from a range of inflammatory and immunological conditions.

Consequently, we developed a single, coordinated plan under which discussions were entered into with one potential purchaser for the manufacturing facility and with another for the sales and marketing activities. Both of these transactions were discussed in parallel with Pharmacell (for the manufacturing facility) and Sobi (for the sales and marketing activities). The arrangement with Pharmacell initially progressed faster, but ultimately both transactions were completed at almost the same time (May 30 and June 1, 2014).

The transaction with Pharmacell included a supply contract under which we purchased the ChondroCelect product; a mirror image sales contract was entered into with Sobi. The purchase agreement with Pharmacell included a discounted price for the first three years of supply, and exactly the same prices were included in the sales contract with Sobi.

The agreement with Sobi for the sales and marketing activities had a term of ten years and includes the European Union (excluding Finland, where we have a pre-existing distribution agreement with Finnish Red Cross Blood Service), Switzerland, Norway, Russia, Turkey and the Middle East and North Africa region. The agreement included the transfer of staff previously employed by us to carry out those activities to Sobi and involved the payment of a license fee by Sobi which was calculated as a percentage of the net sales generated by Sobi of ChondroCelect. At the end of the ten-year term of the agreement with Sobi, no further development costs for ChondroCelect would be left to be amortized.

Consequently, during 2014, all activities relating to the manufacture, marketing and sale of ChondroCelect were transferred to Pharmacell and Sobi through contractual arrangements that were entered into at almost the same time and were made in contemplation of each other. The effect of the arrangements is that we received a license fee from Sobi but, other than acting as a ‘pass through’ intermediary for ChondroCelect (which was purchased from Pharmacell and sold to Sobi through back to back, identical contractual arrangements), we had no involvement in activities relating to that product.

On July 4, 2016, we decided to terminate our distribution agreements with Sobi and Finnish Red Cross Blood Service and our manufacturing agreement with our former subsidiary purchased by Pharmacell, and we requested the withdrawal of marketing authorization for ChondroCelect, which became effective as of November 30, 2016. We no longer generate revenues from ChondroCelect.

We have accounted for the ChondroCelect activities as discontinued operations in accordance with IFRS 5.

Impairment of Assets

We review the carrying value of intangible assets with indefinite lives for potential impairment on a periodic basis and also whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We review the carrying value of tangible assets and intangible assets with definitive lives for potential impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We determine impairment by comparing the recoverable amount to its carrying value. If impairment is identified, a loss is recorded equal to the excess of the asset’s carrying amount over its recoverable amount.

In the context of the business combination with TiGenix SAU in 2011, development costs related to product Cx601 were capitalized in an amount of 1.7 million euros. These costs were not amortized at December 31, 2015 because the product was not yet available for use and was, therefore, subject to an annual test for impairment. In July 2016, the product Cx601 (1.7 million euros) was considered as available for use and consequently subject to amortization. As a result of that, we have reclassified it from development to intellectual property. The estimated useful economic life has been determined to be 10 years, which is the remaining period for the patents related to it.

On July 31, 2015, we acquired 100% of the issued share capital of Coretherapix. The most significant part of the purchase price has been allocated to in-process research and development (17.4 million euros) as well as certain other intangible assets (277 thousand euros). The difference between the fair values of the assets acquired and liabilities assumed and the purchase price comprises the value of expected synergies arising from the acquisition and has been recorded as goodwill (717 thousand euros).

For impaired assets, we recognize a loss equal to the difference between the carrying value of the asset and its estimated recoverable amount. The recoverable amount is based on discounted future cash flows of the asset using a discounted rate commensurate with the risk. Estimates of future costs savings, based on what we believe to be reasonable and supportable assumptions and projections, require management’s judgment. Actual results could vary from these estimates. When it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash generating unit to which the asset belongs.

Recognition and Measurement of Internally-Generated Intangible Assets

An internally-generated intangible asset is recognized if it can be documented with sufficient certainty that the future benefits from the development project will exceed the aggregate cost of production, development and the sale and administration of the product. A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and the effect on human beings prior to obtaining the necessary approval of the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the development of our products, our management has concluded that the future economic benefits associated with a particular project cannot be estimated with sufficient certainty until the project has been finalized and the necessary regulatory final approval of the product has been obtained.

Accordingly, we have capitalized such intangible assets for the development costs related to ChondroCelect with a useful life of ten years. In 2015, we recognized an impairment in relation to the asset for an amount of 1.1 million euros (corresponding to its net carrying amount prior to its impairment).

Research and Development Costs

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are periodically recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

Foreign Exchange Differences

Foreign exchange differences are related to the intercompany loan (expressed in U.S. dollars) granted by us to our subsidiary, TiGenix Inc. The exchange difference arises as a result of the translation of the intercompany loan in TiGenix NV. As the dollar appreciated during the year, the receivable granted to our subsidiary Tigenix Inc. has increased recognizing an exchange difference.

Management is of the opinion that under the strategy of Cx601 in the United States, where we currently expect TiGenix Inc. to play a role, TiGenix Inc. will be able to settle the intercompany loan in the foreseeable future. As a consequence, the arisen exchange difference is recognized in financial results in the consolidated income statements, instead of recognizing it in the consolidated statements of comprehensive income.

Deferred Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

As of December 31, 2016 we had a tax loss carried forward of 200.3 million euros compared to 180.7 million euros as of December 31, 2015 and 143.4 million euros as of December 31, 2014. In 2016 we applied the patent box legislation in relation to revenues obtained through the license deal with Takeda. Under this regime, qualified incomes are exempt from income taxes. This is the reason why our tax losses increased in 2016 even though we recorded a profit for the year. These tax losses generated a potential deferred tax asset of 61.8 million euros, and do not have an expiration date. Because we are uncertain whether we will be able to realize taxable profits in the near future, we did not recognize any deferred tax assets in our balance sheet. In addition to these tax losses, we have unused tax credits amounting to 20.8 million euros as of December 31, 2016 compared to 20.1 million euros as of December 31, 2015 and 15.0 million euros as of December 31, 2014.

Our tax losses do not have an expiration date. Most tax credits expire after ten to eighteen years. The notional interest deduction of 1.7 million euros at December 31, 2016 expires within three years. Tax deductions may not be used to offset taxable income elsewhere in our group.

With respect to our net operating losses, no deferred tax assets have been recognized, given that there is uncertainty as to the extent to which these tax losses will be used in future years.

Derivative Financial Instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately.

Pursuant to the terms and conditions of the loan facility agreement that we entered into with Kreos, on April 22, 2014, an extraordinary meeting of our shareholders issued and granted 1,994,302 new cash-settled warrants, including a put option to Kreos Capital IV (Expert Fund). These warrants have been designated at fair value through profit or loss. We recognize the warrants, including the put option, as one instrument, because we believe that the put option is unconditionally linked to the warrant. Because the issued warrants can be settled in cash, the instrument is considered as a financial derivative liability measured at fair value with changes in fair value recognized immediately in profit or loss.

The measurement of the warrant (and the put option) at fair value is based on the Black-Scholes option pricing model taking into account the following variables:

•	The share price.

•	The strike price.

•	The volatility of the share, which has been determined based on historical stock prices of our shares.

•	The dividend yield, which has been estimated as zero, as we have never paid a dividend due to the past experience of losses.

•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.

•	The risk free interest rate, which has been calculated based on the discount curve composed based on liquid euro deposit rates for periods shorter than one year and futures typically for maturities between one and six years.

We will continue to use judgment in evaluating the risk-free interest rate, dividend yield, duration and volatility related to our cash-settled warrant plan on a prospective basis and incorporating these factors into the Black-Scholes option pricing model. If in the future we determine that other methods are more reasonable and provide better results, or other methods for calculating these assumptions are prescribed by authoritative guidance, we may change or refine our approach, and our share based payment expense in future periods could change significantly.

Pursuant to the terms and conditions of the convertible bonds issued on March 6, 2015, the warrant is reflected at any reporting period at its fair value. Measurement of the fair value is determined using methodologies such as Black-Scholes, binominal lattices or Monte Carlo simulations. The conversion features of the 9% senior unsecured convertible bonds due 2018 are complex and render Black-Scholes and binominal trees inapplicable. The measurement of the warrant at fair value is based on a Monte Carlo valuation model.

The resetting and the early redemption clauses embedded in the instrument result in the conversion price being dependent upon an unknown share price path.

•	The Conversion Price depends on the evolution of the share price through the Resetting period.

•	The Early Redemption Clause will, for certain share price paths compel noteholders, to accelerate conversion in order to avoid the loss on the Warrant value that would result from the Instrument being called by Issuer.

Such conversion features cannot be factored into a fixed conversion price continuous or discrete model, such as Black-Scholes or binomial lattices, respectively. However, they can be incorporated in a Monte Carlo model.

On the other hand, a Monte Carlo model can indeed incorporate not only the market parameters such as volatility, risk-free interest rates and share price, but all the contractual characteristics of the Warrant such as Present Date (31/12/2016), Conversion Date (06/03/18), Present Price (0.71), Conversion Price (0.8983), Interest rate annual (-0.24%), Reference Period Days (303), Nº of iterations (10,000), Annual Volatility (48.976%), Conversion price Reset, Early Redemption, Average Conversion Price (0.8982) and Nº of anticipated redemptions (1,472).

Introducing into the model an additional random variable to factor in the possibility of a change of control (“CoC”) event was not appropriate as it would assume that such random variable can reasonably be modelled on the basis of any factual information.

The value of the warrant in the event of a change of control was determined using the same Monte Carlo model but with a deterministic and pre-defined change of control date estimated by us.

The final value of the warrant was then calculated as the probability-weighted values derived from the valuation of the warrant in (i) the non-change of control and (ii) in the change of control scenarios. The probabilities assigned to the non-change of control and change of control scenarios were 0% and 100%, respectively. A sensibility analysis, changing probabilities to non-change of control and change of control scenarios, has been performed by the Company. There is no significant impact in the valuation of the Warrant when changing these scenarios.

Share-Based Payment Arrangements

We used the Black-Scholes model to estimate the fair value of the share-based payment transactions. Using this model requires our management to make assumptions with regard to volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of our share price.

•	The estimated life of the warrant is until the first exercise period.

•	The dividend return is estimated by reference to our historical dividend payment. Currently, this is estimated to be zero, because no dividend has been paid since our inception.

Recent Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed in Note 2 to our financial statements included elsewhere in this Annual Report. We believe the following standards may have an effect on our results of operations or financial position:

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

IFRS 9 requires the Company to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Company expects to apply the simplified approach and record lifetime expected losses on all trade receivables.

The Company plans to adopt the new standard on the required effective date. The Company expects no significant impact on its balance sheet and equity as a result of the classification and measurement requirements of IFRS 9.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. The Company plans to adopt the new standard on the required effective date. The Company has performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. Once the analysis is performed the transition method will be chosen. Based on the current sales contracts, both methods are feasible from an implementation perspective and we do not expect a significant impact in their implementation. Furthermore, the Company is considering the clarifications issued by the IASB in April 2016 and will monitor any further developments.

The Company is in the business of providing licenses to produce stem cell programs and their relating manufacturing process, when applicable.

Licenses sales

License is expected to be sold when developed, so it will be a right to use the entity’s intellectual property as it exists at the point in time in which the license is granted, which results in revenue that is recognized at a point in time. This accounting treatment will not differ from current accounting practices.

Contracts with customers are expected to have royalties-based sales. IFRS 15 requires that royalties received in exchange for licenses of intellectual property are recognized at the later of when the subsequent sale or usage occurs and the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated is satisfied (or partially satisfied). We do not expect that this accounting treatment will differ from current practices.

Performance obligations

In some circumstances we sell the license and the related manufacturing process. Based on our analysis, license and manufacturing process are separate performance obligations as the manufacturing process of the product is sold separately at customer requests, and for a determined period of time until the customer is self-sufficient in the production.

Variable consideration

Some contracts with customers provide variable considerations depending on some country’s approvals for the sale of the product. As revenue cannot be reliably measured, the Company defers revenue recognition until the uncertainty is resolved.

IFRS 15 requires the estimated variable consideration to be constrained to prevent over-recognition of revenue. Even though variable consideration is subject to be estimated, under IFRS 15 it will be constrained as it does not depend on TiGenix to obtain such approval and there is no past experience based on the fact that products are being commercialized in such countries for the first time.

The Company continues to assess individual contracts to determine the estimated variable consideration and related constraint. The Company does not expect that application of the constraint may result in more revenue being recognized than is under current IFRS.

Presentation and disclosure requirements

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS.

The presentation requirements represent a significant change from current practice and significantly increase the volume of disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2016 the Company developed and started testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to recalculate the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the revision of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019, subject to endorsement by the European Union. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2017 the Company plans to assess the potential effect of IFRS 16 on its consolidated financial statements. For more details on the volume of operating leases please refer to note 28 of the consolidated financial statements included elsewhere in this Annual Report.

Result of Operations

Comparison of the Years Ended December 31, 2016 and 2015

The following table summarizes our results of operations for the years ended December 31, 2016 and 2015:

	Year ended December 31,
	2016	2015	% Change
	Thousands of euros		(unaudited)
Revenues
Royalties	395	537	(26)%
License revenues	25,000	—	*
Grants and other operating income	1,395	1,703	(18)%
Total revenues	26,790	2,240	1,096%
Research and development expenses	(21,454)	(19,633)	9%
General and administrative expenses	(8,363)	(6,683)	25%
Total operating charges	(29,817)	(26,316)	10%
Operating Loss	(3,027)	(24,076)	(91)%
Financial income	156	148	5%
Interest on borrowings and other finance costs	(7,288)	(6,651)	10%
Impairment and gains/(losses) on disposal of financial instruments	—	(161)	(100)%
Fair value gains	11,593	—	*
Fair value losses	—	(6,654)	*
Foreign exchange differences	232	1,000	(77)%
Income (Loss) before taxes	1,666	(36,394)	*
Income taxes	2,136	1,325	61%
Income (Loss) for the year	3,802	(35,069)	*

_________________

* Not meaningful

Royalties. Royalties decreased by 26% to 0.4 million euros for the year ended December 31, 2016, from 0.5 million euros for the year ended December 31, 2015. In both periods, we received these royalties in connection with the sales of ChondroCelect by Sobi under the license agreement that we entered into in June 2014. The decrease in royalties was due to the decision of TiGenix to fully focus on its allogenic stem cell platforms. As a result, in July 2016 we decided to terminate our distribution agreements with Sobi and Finnish Red Cross Blood Service and our manufacturing agreement with our former subsidiary purchased by Pharmacell, and we requested the withdrawal of marketing authorization for ChondroCelect, which became effective as of November 30, 2016. We have received no royalties on sales of ChondroCelect since November 2016. Going forward, we expect to receive ongoing royalty payments from Takeda and other partners with whom we may enter into distribution agreements or license agreements.

License revenues. On July 4, 2016, we entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, under which Takeda acquired the exclusive right to commercialize and develop Cx601 for complex perianal fistulas outside the United States, Japan and Canada. The licensing agreement included an option for Takeda to expand the scope of the license to Japan and Canada, which Takeda exercised on December 20, 2016. As a result, Takeda now has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States.

In July 2016, we received an upfront non-refundable payment of 25 million euros from Takeda in connection with this licensing agreement. We recognized this amount as license revenue in our income statement. We had no license revenue in 2015.

Grants and Other Operating Income. Grants and other operating income decreased by 18% to 1.4 million euros for the year ended December 31, 2016, from 1.7 million euros for the year ended December 31, 2015. Grant income decreased by 15% to 0.7 million euros, from 0.9 million euros. During the year ended December 31, 2016, we recognized grant income under the Horizon 2020 program, the EU’s framework program for research and innovation, to conduct a clinical Phase II trial for Cx611 in patients with severe sepsis as a result of severe community-acquired pneumonia. In addition, we recognized as grant income the benefits we received from government loans at below-market rates granted by the Ministry of Science and the Ministry of Economy to our subsidiaries Tigenix SAU and Coretherapix SLU, respectively. During the year ended December 31, 2015, we received grants under the EU’s Seventh Framework Program for Research and Technological Development, a transnational research funding initiative. Other operating income decreased by 21% to 0.7 million euros for the year ended December 31, 2016, from 0.8 million euros for the year ended December 31, 2015. In both years, other operating income mainly represented reimbursement for certain regulatory and pharmacovigilance activities that we performed on behalf of Sobi under the license agreement.

	Years ended December 31,
	2016	2015
	Thousands of euros
Grant revenues	725	855
Other operating income	670	848
Total Grants and other operating income	1,395	1,703

For 2016, grant revenue had the following components:

•	0.3 million euros due to the recognition of grant income under the Horizon 2020 program, the EU’s framework program for research and innovation, to conduct a clinical Phase II trial for Cx611 in patients with severe sepsis as a result of severe community-acquired pneumonia.

•	0.2 million euros related to the recognition as grant income of the benefit obtained from a government loan at a below-market rate (a 0.4 million “soft” loan received by Tigenix SAU in 2013 from the Ministry of Science with a maturity date in February 2023).

•	0.2 million euros related to the recognition as grant income of the benefit obtained from a government loan at a below market rate (two “soft” loans received by Coretherapix in 2016 granted by the Ministry of Economy of 0.3 million euros and 0.6 million euros with maturity dates in February 2025 and 2026).

For 2015, grant revenue had the following components:

•	Income of 0.5 million euros from a grant from the EU Seventh Framework Program for research in connection with Cx611, a decrease of 55% from 1.1 million euros in 2014. The project lasted from January 2012 to December 2014, and all related activities and expenses were recognized in two reporting periods in June 30, 2013 and December 31, 2014, when we received the bulk of the grant. As our justified costs in relation to the project were higher than our initial grant allowance, in 2015, we received an additional part of the grant that was initially allocated to our partner institutions in the project that did not spend the entire amount of their respective authorized grants to recoup some of our costs.

•	Income of 0.3 million euros related to a so-called “soft” loan of 0.7 million euros from the Spanish Ministry of Science. At December 31, 2015, we completed all the activities related to this loan, and, therefore, fully recognized as grant income the benefit received by borrowing these sums at a below-market rate of interest (measured as the difference between the proceeds received and the fair value of the loan based on prevailing market interest rates), in an amount of 0.3 million euros.

Research and Development Expenses. Our research and development expenses increased by 9% to 21.5 million euros for the year ended December 31, 2016, from 19.6 million euros for the year ended December 31, 2015. The increase was mainly driven by the following activities, which we undertook in 2016:

•	Filing for marketing authorization for Cx601 in Europe.

•	Preparation for the Phase III clinical trial for Cx601 in the United States.

•	Preparation for the Phase II clinical trial for Cx611 in severe sepsis.

•	Activities in connection with the ongoing Phase I/II clinical trial for AlloCSC-01 in acute myocardial infarction, which were not reflected in our expenses during the same period in 2015, since the acquisition of Coretherapix was completed in July 2015.

Our research and development expenses in the year ended December 31, 2015 mainly related to costs in connection with the European Phase III trial for Cx601 and other related preparations to file for marketing authorization for Cx601 in Europe. In addition, we concluded the Phase I trial for Cx611 in severe sepsis and launched Phase II activities during this period. The following table provides a breakdown of our research and development expenses for Cx601, Cx611 and AlloCSC-01, the three product candidates we have in clinical development, as well as our non-allocated research and development expenses, which primarily include personnel and facility costs that are not related to specific projects:

	Years ended December 31,
	2016	2015
	Thousands of euros
Non-allocated research and development expenses	7,449	7,081
ChondroCelect impairment	—	1,121
Cx601	9,174	8,380
Cx611	1,854	2,155
AlloCSC-01	2,977	896
Total	21,454	19,633

General and Administrative Expenses. General and administrative costs increased by 25% to 8.4 million euros for the year ended December 31, 2016, from 6.7 million euros for the year ended December 31, 2015. The increase was mainly attributable to non-recurrent expenses including certain costs in connection with our U.S. initial public offering and the Takeda licensing transaction and general and administrative expenses in connection with Coretherapix, which we acquired in 2015. General and administrative expenses for the year ended December 31, 2016 included 12 months of expenses for Coretherapix, whereas general and administrative expenses for the year ended December 31, 2015 included such expenses only for the five months between the acquisition (completed in July 2015) and the end of the year.

Financial Income. Financial income increased to 0.2 million euros for the year ended December 31, 2016, from 0.1 million euros for the year ended December 31, 2015. Financial income mainly consists of interest income on the cash balances in our bank deposits.

Interest on Borrowings and Other Finance Costs. Interest on borrowings and other finance costs increased by 10% to 7.3 million euros for the year ended December 31, 2016, from 6.7 million euros for the year ended December 31, 2015. This financial expense had three primary components for the year ended December 31, 2016:

•	Interest of 1.1 million euros under the loan facility with Kreos.

•	Interest of 0.9 million euros on government loans.

•	Interest of 5.0 million euros in connection with the issuance of senior unsecured convertible bonds on March 6, 2015, which constituted the majority of the increase.

Interest was due for the entire year ended December 31, 2016, and only part of the year ended December 31, 2015 since the bonds were issued in March 2015.

Fair Value Gains. Fair value gains significantly increased to 11.6 million euros for the year ended December 31, 2016, from 0 million euros for the year ended December 31, 2015. This increase was mainly driven by the evolution of the fair value of the embedded derivative related to our senior, unsecured convertible bonds and the Kreos loan, from December 31, 2015 to December 31, 2016. The fair value gain related to the derivative of the convertible bonds and the Kreos loan amounted to 11.0 and 0.6 million euros, respectively. The variable with the most significant effect on the fair value calculation of the warrants linked to the convertible bonds and the Kreos loan was our share price, which dropped to 0.71 euros at December 31, 2016, from 1.19 euros at December 31, 2015.

Fair Value Losses. Fair value losses significantly decreased to 0 million euros for the year ended December 31, 2016, from 6.7 million euros for the year ended December 31, 2015. This decrease was mainly driven by the evolution of the fair value of the embedded derivative related to our senior, unsecured convertible bonds and the Kreos loan from December 31, 2015 to December 31, 2016. During 2015 these derivatives resulted in an increase of liabilities generating 6.1 million euros of fair value losses. This was mainly caused by the increase of TiGenix’s share price during that year, which rose to 1.19 euros at December 31, 2015, from 0.56 euros at December 31, 2014.

Foreign Exchange Differences. Foreign exchange differences decreased to 0.2 million euros for the year ended December 31, 2016, from 1.0 million euros for the year ended December 31, 2015. The decrease was mainly due to the translation into euros of the U.S. dollar denominated intercompany balance existing between us and our subsidiary, TiGenix Inc. The decrease was due to the appreciation of the U.S. dollar against the euro during the twelve month-period ended December 31, 2016 to an average of 1,054 €/USD at December 31, 2016, from 1,086 €/USD at December 31, 2015.

Income Taxes. Our income tax benefit increased to 2.1 million euros for the year ended December 31, 2016 from 1.3 million euros for the year ended December 31, 2015. These benefits resulted from the enactment in September 2013 of a new law to promote tech start-ups in Spain under which our subsidiary TiGenix SAU recognized a cash tax credit as a result of research and development activities performed during 2014 and 2015.

As of December 31, 2016 we had a tax loss carried forward of 200.3 million euros compared to 180.7 million euros as of December 31, 2015. In 2016 we applied the patent box legislation in relation to revenues obtained through the license deal with Takeda. Under this regime, qualified incomes are exempt from income taxes. This is the reason why our tax losses increased in 2016 even though we recorded a profit for the year. These tax losses generated a potential deferred tax asset of 61.8 million euros, and do not have an expiration date. Because we are uncertain whether we will be able to realize taxable profits in the near future, we did not recognize any deferred tax assets in our balance sheet. In addition to these tax losses, we have unused tax credits amounting to 20.8 million euros as of December 31, 2016 compared to 20.1 million euros as of December 31, 2015.

Comparison of the Years Ended December 31, 2015 and 2014

The following table summarizes our results of operations for the years ended December 31, 2015 and 2014:

	Years ended December 31,
	2015	2014	% Change
	Thousands of euros
CONTINUING OPERATIONS
Revenues
Royalties	537	338	59%
Grants and other operating income	1,703	5,948	(71)%
Total revenues	2,240	6,286	(64)%
Research and development expenses	(19,633)	(11,443)	72%
General and administrative expenses	(6,683)	(7,406)	(10)%
Total operating charges	(26,316)	(18,849)	40%
Operating loss	(24,076)	(12,563)	92%
Financial income	148	115	29%
Interest on borrowings and other finance costs	(6,651)	(1,026)	548%
Fair value gains and losses	(6,654)	60	*
Impairment and gains/(losses) on disposal of financial instruments	(161)	—	*
Foreign exchange differences net	1,000	1,101	(9)%
Loss before taxes	(36,394)	(12,313)	196%
Income taxes benefit	1,325	927	43%
Loss for the year from continuing operations	(35,069)	(11,386)	208%
DISCONTINUED OPERATIONS
Loss for the year from discontinued operations	—	(1,605)	*
Loss for the year	(35,069)	(12,990)	170%

____________________

* Not meaningful

Royalties. In the year ended December 31, 2015, we earned 0.5 million euros in royalties on net sales of ChondroCelect by Sobi, compared to 0.3 million euros in royalties in the year ended December 31, 2014, which were earned after we entered into the license agreement with Sobi in June 2014. Income generated from sales of ChondroCelect prior to June 2014 is reflected under loss for the period from discontinued operations. Units of ChondroCelect sold dropped by 54% in the second half of 2015 compared to the same period in 2014, after the authorities in Belgium decided to reverse their decision to reimburse ChondroCelect in April 2015.

Grants and Other Operating Income. Revenue from grants and other operating income decreased to 1.7 million euros in the year ended December 31, 2015, from 6.0 million euros in the year ended December 31, 2014. The following table provides a breakdown between grant revenues and other operating income:

	Years ended December 31,
	2015	2014
	Thousands of euros
Grant revenues	855	5,522
Other operating income	848	426
Total Grants and other operating income	1,703	5,948

For 2015, grant revenue had the following components:

•	Income of 0.5 million euros from a grant from the EU Seventh Framework Program for research in connection with Cx611, a decrease of 55% from 1.1 million euros in 2014. The project lasted from January 2012 to December 2014, and all related activities and expenses were recognized in two reporting periods in June 30, 2013 and December 31, 2014, when we received the bulk of the grant. As our justified costs in relation to the project were higher than our initial grant allowance, in 2015, we received an additional part of the grant that was initially allocated to our partner institutions in the project that did not spend the entire amount of their respective authorized grants to recoup some of our costs.

•	Income of 0.3 million euros related to a so-called “soft” loan of 0.7 million euros from the Spanish Ministry of Science. At December 31, 2015, we completed all the activities related to this loan, and, therefore, fully recognized as grant income the benefit received by borrowing these sums at a below-market rate of interest (measured as the difference between the proceeds received and the fair value of the loan based on prevailing market interest rates), in an amount of 0.3 million euros.

For 2014, grant revenue had the following components:

•	Income of 3.4 million euros related to two so-called “soft” loans from Madrid Network, of 5.0 million euros and 1.0 million euros respectively. At December 31, 2014, we completed all the activities related to these loans, and, therefore, fully recognized as grant income the benefit received by borrowing these sums at a below-market rate of interest (measured as the difference between the proceeds received and the fair value of the loan based on prevailing market interest rates), in an amount of 2.8 million euros for the first loan and 0.6 million euros for the second loan.

•	Income of 1.1 million euros from a grant from the EU Seventh Framework Program for research in connection with Cx611 in 2014.

•	Income of 1.0 million euros related to six different “soft” loans for various projects from the Spanish Ministry of Science. At December 31, 2014, we completed all the activities related to these loans and the period for inspection for compliance with the terms of the loans had elapsed for all of these loans. We believed that there was sufficient assurance of the grant of the loans and recognized as grant income the benefit received by being able to borrow at a below-market rate of interest.

Other operating income increased by 0.4 million euros in 2015. In 2014, this income was related to reimbursement for certain regulatory and pharmacovigilance activities that we performed on behalf of Sobi under the license agreement of ChondroCelect. In 2015, in addition to the reimbursement from Sobi, we received 0.2 million euros from the sale of a database of information related to our research in connection with ChondroCelect.

Research and Development Expenses. Our research and development expenses increased by 72% to 19.6 million euros for the year ended December 31, 2015, from 11.4 million euros for the year ended December 31, 2014. The increased expenses were in connection with the conclusion of the Phase III clinical trial for Cx601 and the Phase I sepsis challenge trial for Cx611, other activities in connection with the filing for marketing authorization for Cx601 in Europe, as well as 0.9 million euros in research and development expenses in connection with AlloCSC-01, the product candidate we acquired through the acquisition of Coretherapix in July 2015. As a result of an impairment test in the fourth quarter of 2015, we also recognized an impairment charge of 1.1 million euros in connection with the capitalized development costs related to ChondroCelect in 2010 and 2011. The following table provides a breakdown of our research and development expenses for Cx601, Cx611 and AlloCSC-01 (the three product candidates we currently have in clinical development) as well as the impairment charge for ChondroCelect and our non-allocated research and development expenses, which primarily include personnel and facility costs that are not related to specific projects:

	Years ended December 31,
	2015	2014
	Thousands of euros
Non-allocated research and development expenses	7,081	6,580
ChondroCelect impairment	1,121	—
Cx601	8,380	4,144
Cx611	2,155	719
AlloCSC-01	896	—
Total	19,633	11,443

General and Administrative Expenses. General and administrative costs decreased by 10% to 6.7 million euros for the year ended December 31, 2015, from 7.4 million euros for the year ended December 31, 2014. The decrease was related to lower expenses to obtain additional funding during 2015 as compared to 2014 as well as lower employee benefits costs, due to a reduction in the number of our staff in Belgium by approximately 60%, which was partially offset by additional staff joining as a result of the Coretherapix acquisition.

Financial Income. Financial income remained broadly stable at 0.1 million euros for the years ended December 31, 2015 and 2014. Financial income consists of interest income and varies based on the cash balances in our bank deposits.

Interest on Borrowings and Other Finance Costs. Interest on borrowings increased to 6.7 million euros for the year ended December 31, 2015, from 1.0 million euros for the year ended December 31, 2014. This significant increase was primarily driven by interest expense in connection with our borrowings, of 3.9 million euros (with respect to the convertible bonds issued on March 6, 2015), 1.6 million euros (with respect to the Kreos loans) and 0.9 million euros (with respect to various government loans). Financial expenses in 2014 related mainly to the interest expense under the Kreos loans of 1.0 million euros.

Fair Value Gains and Losses. Fair value gains and losses changed to a loss of 6.7 million euros for the year ended December 31, 2015, from a gain of 60,000 euros for the year ended December 31, 2014. This was due to the evolution of the fair value of the embedded derivatives in connection with our borrowings, of which 5.5 million euros related to the fair value of our 9% senior unsecured convertible bonds due 2018 and 0.6 million euros related to the fair value of the Kreos loans, as well as a change in the value of the contingent deferred elements of the purchase price for the Coretherapix acquisition, amounting to 0.7 million euros.

Impairment and Gains/(Losses) on Disposal of Financial Instruments. In the year ended December 31, 2015, we recognized an impairment loss of 0.2 million euros in connection with our investment in Arcarios, our Dutch spin-off, due to continuing losses, representing a total impairment of our investment.

Foreign Exchange Differences. Foreign exchange differences remained stable at approximately 1 million euros during the years ended December 31, 2015 and 2014. The differences are related to the intercompany loan (expressed in U.S. dollars) incurred by our subsidiary. We have an intercompany receivable in U.S. dollars against TiGenix Inc. As of December 31, 2015 and due to the appreciation of the U.S. dollar against the euro in 2015, the balance of the receivable in euros has been updated with the new closing exchange rate, generating a foreign exchange difference in TiGenix NV.

Income Taxes. Income taxes changed to a benefit of 1.3 million euros for the year ended December 31, 2015, from a benefit of 0.9 million euros for the year ended December 31, 2014. These benefits resulted from the enactment in September 2013 of a new law for entrepreneurial enterprises in Spain under which our subsidiary TiGenix SAU recognized a cash tax credit as a result of research and development activities performed during 2013 and 2014.

As of December 31, 2015, we had a tax loss carried forward of 180.7 million euros compared to 143.4 million euros as of December 31, 2014. These tax losses generated a potential deferred tax asset of 55.7 million euros, and do not have an expiration date. Because we are uncertain whether we will be able to realize taxable profits in the near future, we did not recognize any deferred tax assets in our balance sheet. In addition to these tax losses, we had unused tax credits amounting to 20.1 million euros as of December 31, 2015, consisting of approximately 3 million euros in tax credits resulting from the Coretherapix acquisition, as well as additional tax credits generated during 2015 compared to 15.0 million euros as of December 31, 2014.

Loss for the Period from Discontinued Operations. During 2015, we had no gain or loss from discontinued operations. Our loss from discontinued operations for the year ended December 31, 2014 was 1.6 million euros.

The following table provides a breakdown of the loss from discontinued operations during 2014:

Year ended December 31,
2014
Thousands of euros, except per share data
Revenue	3,527
Expenses	(4,991)
Operating expenses	(3,875)
Impairment losses	—
Loss on disposal	(1,116)
Other income and expenses	(141)
Loss before taxes	(1,605)
Attributable income tax expense	—
Total	(1,605)
Basic and diluted loss per share from discontinued operations (in euros)	(0.01)

The loss on disposal included in the discontinued operations at December 31, 2014 of 1.1 million euros is composed of the following (thousands of euros):

Year ended December 31,
2014
Thousands of euros,
Consideration received in cash	3,490
Deferred consideration	534
Net assets disposed of	(5,139)
Loss on disposal	(1,116)

These costs were incurred in connection with the discontinuation during the first six months of 2014 of our operations in connection with ChondroCelect, our commercialized product, through the combination of the sale of TiGenix B.V., our Dutch subsidiary that held our production facility for ChondroCelect, to PharmaCell for a total consideration of 4.3 million euros and the entry into an agreement with Sobi for the exclusive marketing and distribution rights for ChondroCelect. Under the terms of the share purchase agreement with PharmaCell, we received an upfront payment of 3.5 million euros when the sale became effective on May 30, 2014 and a final payment of 0.8 million euros in December 2016. At the end of 2013, we conducted an impairment test with respect to the disposal of our Dutch subsidiary and recognized a loss of 0.7 million euros. After the completion of the disposal of the Dutch subsidiary and as a result of entering into the distribution agreement with Sobi, we recognized an additional loss on disposal of 1.1 million euros at June 30, 2014.

On June 1, 2014, we entered into an agreement with Sobi for the exclusive marketing and distribution rights with respect to ChondroCelect. Sobi will market and distribute the product within the European Union (excluding Finland), Switzerland, Norway, Russia, Turkey and the Middle East and North Africa region. We received royalties on the net sales of ChondroCelect, and Sobi reimbursed nearly all of our costs in connection with the product. The agreements with our former subsidiary, now owned by PharmaCell, and Sobi both included commitments for minimum quantities of ChondroCelect that were required to be purchased by us and from us under the respective contracts. If Sobi’s actual purchases were to be lower than the required minimum, we were nevertheless entitled to receive payment from Sobi up to a maximum undiscounted amount of 8.8 million euros and were required to pass on such payment to PharmaCell over a three-year period from June 2014.

The sale of our Dutch subsidiary also included cost relief of up to 1.5 million euros on future purchases of ChondroCelect under the conditions of the long-term manufacturing agreement with our former subsidiary, which is now owned by PharmaCell. We passed on this cost relief on a like-for-like basis to Sobi, which purchased ChondroCelect from us at cost.

As a result of these transactions, for the year ended December 31, 2014, all ChondroCelect operations, including revenues, production costs, sale and marketing expenses, have been presented as discontinued operations in the consolidated financial statements.

B. Liquidity and Capital Resources

We have historically funded our operations principally from equity financing, including an initial public offering in the United States in December 2016, borrowings, grants and subsidies and cash generated from operations. As we continue to grow our business, we expect to fund our operations through multiple sources, including short and long term investments; loans or collaborative agreements with corporate partners, such as our licensing agreement with Takeda; revenues from potential licensing arrangements future earnings and cash flow from operations and borrowings. This expectation could change depending on how much we spend on our development programs, potential licenses or acquisitions of complementary technologies, products or companies. We may in the future supplement our funding with further debt or equity offerings or commercial borrowings.

On December 15, 2016 we completed our initial public offering in the United States, totaling US$35.7 million gross proceeds from the sale of 2,300,000 American Depositary Shares (“ADSs”) representing 46,000,000 ordinary shares. On December 29, 2016, Takeda made a 10 million euro equity investment in us by subscribing for 11,651,778 new ordinary shares, pursuant to the terms of the licensing agreement.

In July 2016, we received an upfront non-refundable payment of 25.0 million euros from Takeda in connection with our licensing agreement for the right to commercialize and develop Cx601 outside of the United States.

On March 14, 2016, we raised 23.8 million euros in gross proceeds through a private placement of 25 million new shares.

On November 27 and December 3, 2015, we raised a total of 8.7 million euros through a private placement of 9.1 million new shares.

During 2015 we were awarded a 1.3 million euros grant from the European Commission under Horizon 2020, the European Union’s framework program for research and innovation to conduct a clinical Phase I/II trial of Cx611 in patients with severe sepsis secondary to severe community-acquired pneumonia. In October 2015 we received 0.6 million euros in advance of the activities needed to initiate the trial.

On March 6, 2015, we issued 9% senior unsecured bonds due 2018 for 25.0 million euros in total principal amount, convertible into our ordinary shares. On March 14, 2016, as a result of the private placement, the conversion price for the 9% senior unsecured convertible bonds due 2018 was adjusted from its previous level of 0.9414 euros to the new level of 0.9263 euros per share. On December 20, 2016 the conversion price was adjusted from its previous level of 0.9263 euros per share to a new level of 0.8983 euros per share as a consequence of the initial public offering in the United States.

The bonds are guaranteed by our subsidiary TiGenix SAU. We account for the bonds as two instruments: the host contract and the embedded derivative. As at December 31, 2016, the fair value of the embedded derivative amounted to 2.4 million euros and the amortized cost of the host contract amounted to 21.5 million euros. The financial income due to the changes in the fair value of the derivative during the year ended December 31, 2016 of 11.0 million euros has been recorded under “fair value gains” in our consolidated financial statements. The host contract is amortized using the effective interest rate method on a discounted rate of 28.06%.

On December 20, 2013, we entered into a loan facility agreement of up to 10.0 million euros with Kreos, under which we borrowed 7.5 million euros during the first half of 2014. On September 30, 2014, we borrowed the final installment of 2.5 million euros under the facility.

The terms of the loan facility agreement are as follows:

•	Term: four years from the date of each drawdown.

•	Repayment schedule: repayment of principal amount started at first anniversary.

•	Interest: 12.5% fixed annual interest rate.

•	Structure: security over certain of our assets (including a pledge over certain intellectual property and bank accounts and a pledge of all of the outstanding capital stock of TiGenix S.A.U.); no financial covenants.

In addition, pursuant to the terms of the loan facility agreement, on April 22, 2014, an extraordinary meeting of shareholders issued and granted 1,994,302 new warrants to Kreos Capital IV (Expert Fund). Kreos exercised its put option with respect to one-third of these warrants on May 5, 2015. The put options with respect to the remaining two-thirds of the warrants lapsed in January 2016 due to the increase in our share price above the strike price of the warrants.

Our borrowings also include government loans from public and semipublic entities, such as Madrid Network. These loans have an extended repayment period of ten to fifteen years, and are interest free or have very low interest rates, if all the terms and conditions are met. In addition, there is a grace period of three to five years before any repayment is required under such loans.

On September 30, 2011, our subsidiary TiGenix SAU entered into a loan facility for a total value of 5.0 million euros with Madrid Network, the terms of which were as follows:

•	Term: until December 31, 2026.

•	Repayment schedule: repayment of interest and principal amount started at June 30, 2015.

•	Effective interest: 1.46% fixed annual interest rate.

•	Structure: joint and several guarantee from us.

The loan was granted to finance in part our ongoing Phase III trial for Cx601 and also to cover some research and development expenses related to Cx601 from 2012 until the end of 2014. The specific activities covered for this period were agreed with Madrid Network at the time of the grant of the loan, and any change to this plan requires approval from Madrid Network on a semi-annual basis.

On July 30, 2013, our subsidiary TiGenix SAU entered into a second loan facility for a total value of 1.0 million euros with Madrid Network, the terms of which were as follows:

•	Term: until December 31, 2025.

•	Repayment schedule: repayment of interest and principal amount started at June 30, 2016.

•	Effective interest: 1.46% fixed annual interest rate.

•	Structure: first demand bank guarantee for the full amount of the loan provided by Bankinter, where we maintain our primary bank accounts in Spain.

This loan was granted to finance our preparatory work to determine which new indications we should pursue with respect to Cx611, our second product candidate, the development of the clinical protocol for such new indications and the initial expenses of the clinical trials for such indications from July 2013 until the end of 2014. The specific activities covered for this period were agreed with Madrid Network at the time of the grant of the loan and any change to this plan requires approval from Madrid Network on a semi-annual basis. We completed the activities agreed with Madrid Network under both loans by December 31, 2014, and therefore fully recognized as grant income on our income statement the benefit received by being able to borrow these sums at a below-market rate of interest (measured as the difference between the proceeds received and the fair value of the loan based on prevailing market interest rates), in an amount of 2.8 million euros for the first loan and 0.6 million euros for the second loan.

We have experienced net losses and significant cash used in operating activities in most periods since inception. As of December 31, 2016, we had an accumulated deficit of 116.2 million euros, a net income of 3.8 million euros and net cash from operating activities of 3.5 million euros. We currently have several product candidates in clinical development but we have no commercial product that generates revenues through royalties. We, therefore, expect to incur net losses and have significant cash outflows for at least the next year.

These conditions, among others, raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of business.

As at December 31, 2016, we had cash and cash equivalents of 78.0 million euros. In December 2016, we completed an initial public offering in the United States, totaling US$35.7 million gross proceeds from the sale of 2,300,000 American Depositary Shares (“ADSs”) representing 46,000,000 ordinary shares. On December 29, Takeda made a 10 million euro equity investment in us by subscribing 11,651,778 new ordinary shares pursuant to its agreement to do so within a year of the signing of the licensing agreement. In July 2016, we received an upfront non-refundable payment of 25 million euros from Takeda in connection with the licensing agreement. Our board of directors is of the opinion that this cash position is sufficient to continue operating for at least twelve months after December 31, 2016 but that we will require significant additional cash resources to launch new development phases of existing or new projects in our pipeline.

In order to be able to launch such new development phases, we intend to obtain on a timely basis either or both of additional non-dilutive, funding such as from establishing commercial relationships, and dilutive funding. In addition a successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support our cost structure.

Our future viability is dependent on the following:

•	Our ability to generate cash from operating activities.

•	Our ability to raise additional capital to finance our operations.

•	Our ability successfully to obtain regulatory approval to allow marketing of our products.

•	Our ability to enter into licensing arrangements to distribute our products or product candidates.

Our failure to raise capital as and when needed could have a negative impact on our financial condition and ability to pursue our business strategies.

We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, and the extent to which we may enter into collaborations with third parties for development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our current product candidates. Our future capital requirements will depend on many factors, including the following:

•	The progress of our application for marketing authorization for Cx601, our lead product candidate, in Europe and the progress and results of the clinical trials for Cx601 in the United States and for Cx611 in Europe and the United States.

•	The expenditure in connection with bringing our CSC-based product candidates derived from the technology platform we acquired as part of our acquisition of Coretherapix to market.

•	The scope, progress, results and costs of pre-clinical development, laboratory testing and clinical trials for our other product candidates.

•	The extent to which we acquire or in-license other products and technologies.

•	Our ability successfully to out-license our products or product candidates in certain markets.

•	The cost, timing and outcome of regulatory review of our product candidates in the United States, Europe or elsewhere.

•	The cost and timing of completing the technology transfer to contract manufacturing organizations in the United States and other international markets.

•	The costs of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing authorization.

•	Any additional revenue received from commercial sales of our products, should any of our product candidates receive marketing approval.

•	The cost of preparing, filing, prosecuting, defending and enforcing patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims.

•	The cost of obtaining favorable reimbursement terms from public and private insurers for our products.

•	Our ability to establish any future collaboration arrangements on favorable terms, if at all.

We have also incurred costs as a U.S.-listed public company that we did not previously incur, including, but not limited to, costs and expenses for increased personnel costs, audit and legal fees, expenses related to compliance with the Sarbanes-Oxley Act of 2002 and the rules implemented by the SEC and NASDAQ and various other costs.

These factors raise uncertainty about our ability to continue as a going concern. The consolidated financial statements included elsewhere in this Annual Report have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business and no adjustments are made for the uncertainty relating to the recoverability and classification of recorded asset amounts and classification of liabilities. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support our cost structure. To improve our financial performance, we discontinued our ChondroCelect operations through two initiatives:

•	The sale of our subsidiary TiGenix B.V. to PharmaCell, for which we received an upfront payment of 3.5 million euros when the sale became effective on May 30, 2014 and a final payment of 0.8 million euros in December 2016.

•	Our entry into a distribution agreement with Sobi for the marketing and distribution rights with respect to ChondroCelect, effective June 1, 2014, to allow us to focus on our eASC-based platform of product candidates in inflammatory and autoimmune diseases and our CSC-based platform of product candidates in cardiac indications.

In July 2016, we decided to terminate our distribution agreements with Sobi and Finnish Red Cross Blood Service and our manufacturing agreement with our former subsidiary purchased by Pharmacell, and we requested the withdrawal of marketing authorization for ChondroCelect, which became effective as of November 30, 2016. We no longer generate revenues from ChondroCelect.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of this Annual Report entitled “Risk Factors,” some of which are outside of our control.

Cash Flows

The following table shows the Company’s cash flows for the years ended December 31, 2016 and 2015 and 2014:

	As at December 31,
	2016	2015	2014
	In thousands of euros
Net cash (used in) /provided by operating activities	3,548	(19,574)	(13,367)
Net cash (used in) / provided by investing activities	510	(4,434)	3,307
Net cash provided by financing activities	55,929	28,523	7,969
Cash and cash equivalents at end of year	77,969	17,982	13,471

Comparison of the Years Ended December 31, 2016 and 2015

Net cash generated from operating activities was 3.5 million euros for the year ended December 31, 2016 compared to cash used in operating activities of 19.6 million euros for the year ended December 31, 2015. This variation was mainly due to the Cx601 license deal with Takeda, which increased operating income by 25.0 million euros. This higher income was partially offset by higher operating expenses incurred during the year ended December 31, 2016 due to the research and development activities related to the filing for market authorization for Cx601 in Europe, preparation for the Phase III trial of Cx601 in the United States, activities in connection with the Phase I/II for AlloCSC01 for acute myocardial infarction and other general and administrative expenses including certain expenses related to the U.S. initial public offering process and the license agreement with Takeda.

Net cash generated from investing activities was 0.5 million euros for the year ended December 31, 2016 compared to an outflow of 4.4 million euros for the year ended December 31, 2015. This cash is derived from the use in 2016 of an escrow account to pay 2.2 million euros interest in connection with the 9% senior unsecured convertible bonds due 2018, and a last payment from Pharmacell of 0.8 million euros for the sale in 2014 of our Dutch manufacturing facility. These inflows were partially offset by investment in property, plant and equipment for our facility in Madrid, with the goal of increasing our manufacturing capacity. The principal outflows during 2015 related to the acquisition of Coretherapix. Part of the payment was in cash for a total amount of 1.2 million. In addition we transferred 3.4 million euros received from our issuance of 9% senior unsecured convertible bonds due 2018 into an escrow account partly classified as “other non-current assets” and partly as “other current financial assets” for the purposes of the interest payment on the convertible bonds.

Net cash generated from financing activities was 55.9 million euros for the year ended December 31, 2016 compared to 28.5 million euros for the year ended December 31, 2015, an increase of 96%. During the year ended December 31, 2016, we raised net proceeds of 22.1 million euros from a private placement in March 2016, 31.7 million euros from our initial public offering in the United States in December 2016, 10.0 million euros from the equity investment from Takeda during December 2016 and 1.1 million euros in government loans and grants. The costs of issuance of the equity instruments were 5.7 million euros and we repaid 7.3 million euros in principal and interest on financial loans. Inflows from financing activities in 2015 were derived from the issuance of convertible bonds in March 2015, for an amount of 25.0 million euros, and the private placements in November and December 2015, which raised 8.7 million euros in gross proceeds. These inflows were partially offset by costs of 1.6 million euros relating to the issuance of the convertible bonds and the private placements, interest expense of 2.2 million euros and 2.7 million euros used to repay principal on outstanding loans.

Comparison of Years Ended December 31, 2015 and 2014

Net cash outflow from operating activities was 19.6 million euros for the year ended December 31, 2015 compared to net cash outflow of 13.4 million euros for the year ended December 31, 2014. This increase is mainly due to an increase in research and development activities and the consolidation of Coretherapix in the consolidation scope.

Net cash outflow from investing activities amounted to 4.4 million euros for the year ended December 31, 2015 compared to net cash inflow of 3.3 million euros for the year ended December 31, 2014. The principal outflows during 2015 related to the acquisition of Coretherapix, for which we paid 1.2 million euros in cash, and the allocation of future interest payments in connection with the 9% senior unsecured convertible bonds due 2018 into an escrow account in the amount of 3.4 million euros. In 2014, we sold our Dutch manufacturing facility for 3.5 million euros.

Net cash inflow from financing activities was 28.5 million euros for the year ended December 31, 2015 compared to net cash inflow of 8.0 million euros for the year ended December 31, 2014. Inflows from financing activities in 2015 were derived from the issuance of convertible bonds in March 2015, for an amount of 25.0 million euros, and the private placements in November and December 2015, which raised 8.7 million euros in gross proceeds. These inflows were partially offset by costs of 1.6 million euros relating to the issuance of the convertible bonds and the private placements, interest expense of 2.2 million euros and 2.7 million euros used to repay principal on outstanding loans. In 2014, the cash inflow of 8.0 million euros mainly corresponded to the drawdown of the Kreos loan.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—A. History and Development of the Company” and “Item 4. Information on the Company—B. Business Overview.”

D. Trend Information

See “Item 5. Operating and Financial Review and Prospects.”

E. Off-Balance Sheet Arrangements

TiGenix Inc. guarantees the operating lease payments of Cognate for the building leased in the United States. Total remaining operating lease commitments at December 31, 2016 for which TiGenix Inc. was a guarantor were 0.3 million euros (0.3 million euros in 2015). Cognate was the party with whom TiGenix had a joint venture, TC CEF LLC, in the past.

We do not have any special purpose or limited purpose entity that provides off-balance sheet financing, liquidity or market or credit risk support, and we have not engaged in hedging or other relationships that expose us to liability that is not reflected in our consolidated financial statements.

F. Tabular Disclosure of Contractual Obligations

The following table details the remaining contractual maturity for our financial liabilities with agreed repayment periods, including both interest and principal cash flows as at December 31, 2016:

	Within one year	1 - 3 years	4 - 5 years	After 5 years	Total
	Thousands of euros
Financial loans and other payables(1)	7,452	29,865	2,571	3,905	43,792
Operating lease commitments	474	654	272	—	1,401
Total	7,926	30,519	2,843	3,905	45,193

(1)	Includes the interest payable on financial loans and other payables.

On July 31, 2015, we acquired Coretherapix from Genetrix for an upfront payment of 7.3 million euros, of which 1.2 million euros was paid in cash and 6.1 million euros was paid in the form of 7.7 million of our ordinary shares. In addition, we may be obligated to issue to Genetrix up to 5 million euros (down from 15 million because of the result of the clinical trial in March 2017) in new ordinary shares depending on the results of the ongoing clinical trial of the Coretherapix lead product candidate. Genetrix may also receive up to 245 million euros plus certain percentages of net sales or royalties for the first product sold. Finally, Genetrix may receive a 25 million euro milestone payment for each additional product based on any of the acquired Coretherapix product candidates reaching the market. These future contingent payments are not reflected in the table above.

As part of the licensing agreement entered into with Takeda on July 4, 2016, we will expand our production facility in Madrid to produce up to 1,200 doses of Cx601 per year (at December 31, 2016, 0.6 million euros were under construction). We estimate that this expansion will require a capital investment of between 3.0 million and 3.5 million euros, which we have agreed to share equally with Takeda. At December 31, 2016 there were commitments with corresponding suppliers for a total amount of 0.4 million euros.

TiGenix Inc., our wholly owned subsidiary, guarantees the operating lease payments of Cognate BioServices for the building leased in the United States. Cognate BioServices was the party with whom we entered into a joint venture in 2007.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our Board of Directors

The following table sets forth certain information with respect to the current members of our board of directors as of December 31, 2016:

Name	Position	Age	Term(1)
Innosté SA, represented by Jean Stéphenne(2)(3)	Chairman / Independent director	67	2020
Eduardo Bravo Fernández de Araoz	Managing Director (executive) / CEO	51	2019
Willy Duron(2)	Independent director	71	2019
Greig Biotechnology Global Consulting, Inc., represented by Russell Greig(2)(3)	Independent director	64	2020
June Almenoff(3)(4)	Independent director	60	2019

____________________

Notes:

(1)	The term of the mandates of the directors will expire immediately after the annual meeting of shareholders held in the year set forth next to the director’s name.

(2)	Member of the audit committee.

(3)	Member of the nomination and remuneration committee.

(4)	First appointed on a provisional basis at a meeting of the Board of Directors on September 21, 2016 subject to confirmation by the shareholders at the next shareholders’ meeting and replacing R&S Consulting BVBA, represented by Dirk Reyn, who resigned as director effective September 21, 2016. Her confirmation will be presented to the shareholders’ meeting scheduled for May 9, 2017.

The business address of the members of the board of directors is the same as our business address: Romeinse straat 12, box 2, 3001 Leuven, Belgium.

Our board of directors has determined that four out of five of the members of the board are independent under Belgian law and the NASDAQ Stock Market listing requirements. There are no family relationships between the members of the board.

The following is the biographical information of the members of our board of directors or in case of legal entities being director, their permanent representatives:

Jean Stéphenne, permanent representative of Innosté SA: Chairman and Independent Director

Jean Stéphenne was, until April 2012, a member of the corporate executive team of GlaxoSmithKline and Chairman and President of GSK Biologicals in Wavre, Belgium, which he built into a world leader in vaccines. He currently serves as Chairman of Besix, Vesalius Biocapital, Nanocyl, Bepharbel and OncoDNA; as board member of NSide, Curevac, Vaxxilon, Merieux Development, Ronveaux and the Belgian Foundation against Cancer; and as president of Welbio and Foundation University Louvain. Previously, Mr. Stéphenne served as Chairman of BioWin and as a board member of Auguria Residential Real Estate Fund, which is currently in liquidation, BNP Paribas Fortis, Groupe Bruxelles Lambert, VBO/FEB and Theravectys.

Eduardo Bravo: Chief Executive Officer and Managing Director (executive)

Mr. Eduardo Bravo has more than twenty-five years’ experience in the biopharmaceutical industry. He has been Chief Executive Officer of TiGenix since May 2011. Prior to joining TiGenix in 2005, he held several senior management positions at Sanofi-Aventis, including Vice President for Latin America. Prior to his tenure at Sanofi-Aventis, Mr. Bravo spent seven years at SmithKline Beecham in commercial positions. Mr. Bravo holds a degree in Business Administration and an MBA (INSEAD). He is President of EBE (European Biopharmaceutical Enterprises) and member of the Executive Committee of ARM (Alliance for Regenerative Medicine).

Willy Duron: Independent Director

Mr. Willy Duron has been an independent member of our board of directors since February 2007. He served as Chairman from September 2007 to September 2012. He started his career at ABB Verzekeringen in 1970, becoming a member of the executive committee in 1984. Mr. Duron holds a MSc degree in mathematics from the University of Ghent and a MSc degree in actuarial sciences from the Katholieke Universiteit Leuven. Currently, he is a member of the board of directors of Agfa-Gevaert and Ethias. In addition, he serves as Chairman of the board of Van Lanschot Bankiers and Windvision. Previously, Mr. Duron was Chief Executive Officer of KBC Groep and KBC Bankverzekeringsholding, Chairman of the board of Argosz, Secura, ADD and W&K, as well as member of the board of directors of KBC Asset Management, Synes, CSOB, Warta, FBD, Amonis, Universitair Centrum St Jozef Kortenberg, Vanbreda Risk & Benefits, Ravago NV, Universitaire Ziekenhuizen Leuven and Zorg KU Leuven.

Russell Greig, permanent representative of Greig Biotechnology Global Consulting, Inc.: Independent Director

Dr. Russell Greig worked at GlaxoSmithKline for three decades, most recently as President of SR One, GlaxoSmithKline’s corporate venture group. Prior to joining SR One, he served as President of GlaxoSmithKline’s Pharmaceuticals International from 2003 to 2008 as well as on the GlaxoSmithKline corporate executive team. Currently, Dr. Greig currently serves as Chairman of: AM Pharma and Mint Solutions in the Netherlands, eTheRNA

in Belgium and Sanifit in Spain. He also serves as a board member of Ablynx in Belgium, and Onxeo Pharma (previously BioAlliance Pharma) in France. He also serves as a venture partner at Kurma Life Sciences (Paris, France). Dr. Russell Greig was previously Chairman of Isconova in Sweden (acquired by Novavax, USA), Novagali in France (acquired by Santen, Japan), Syntaxin in the United Kingdom (acquired by Ipsen, France) and Bionor in Norway, as well as board member of Oryzon in Spain.

June Almenoff: Independent Director

Dr. June S. Almenoff is an accomplished executive with twenty years of experience in the pharmaceutical industry. Dr. Almenoff is executive chair of RDD Pharma and independent director of BrainStorm Cell Therapeutics and Ohr Pharmaceuticals. She is also in the scientific advisory board of Redhill Biopharma and in the advisory boards of several private life-sciences companies. She has extensive expertise in clinical development, translational medicine and business development. Dr. Almenoff recently served as President and CMO of Furiex Pharmaceuticals and prior to that she held positions of increasing responsibility at GlaxoSmithKline from 1997 to 2010. Dr. Almenoff received her B.A. from Smith College and graduated from the M.D.-Ph.D. program at the Icahn (Mt. Sinai) school of Medicine. She completed post-graduate medical training at Stanford University Medical Center and served on the faculty of Duke University School of Medicine. Dr. June Almenoff is currently a Consulting Professor at Duke and a Fellow of the American College of Physicians.

Our Executive Management

The following table sets forth certain information with respect to the current members of our executive management as of December 31, 2016:

Name	Position	Age
Eduardo Bravo Fernández de Araoz	Managing Director and Chief Executive Officer	51
Claudia D’Augusta	Chief Financial Officer	47
Wilfried Dalemans	Chief Technical Officer	59
Marie Paule Richard	Chief Medical Officer	62

The business address of the members of the executive management is the same as our business address: Romeinse straat 12, box 2, 3001 Leuven, Belgium.

There is no potential conflict of interest between the private interests or other duties of the members of the executive management listed above and their duties to us. There is no family relationship between any of our directors and members of our executive management.

Below are the biographies of those members of our executive management who do not also serve on our board of directors:

Claudia D’Augusta: Chief Financial Officer

Dr. Claudia D’Augusta has more than eighteen years of experience in the field of corporate finance. After completing her degree in Economics and a Ph.D. in Business Administration at the University of Bocconi, Italy, she joined the corporate finance department of Deloitte & Touche in Milan. She later joined Apax Partners in Madrid, where she participated in the origination and execution of M&A transactions. She was subsequently finance director of Aquanima (Santander Group). Dr. D’Augusta was a member of the board of directors of Sensia S.L. from April 2005 until April 2008.

Wilfried Dalemans: Chief Technical Officer

Dr. Wilfried Dalemans holds a Ph.D. in molecular biology from the Universities of Hasselt and Leuven. Before joining TiGenix, Dr. Dalemans held several senior management positions at GlaxoSmithKline Biologicals, Belgium. As director of regulatory strategy and development, he was responsible for the worldwide registration of GlaxoSmithKline’s flu franchise. With this firm, he also served as director of molecular biology and research, responsible for the development of nucleic acid and tuberculosis vaccines, as well as immunology research activities. Prior to joining GlaxoSmithKline, Dr. Dalemans worked at Transgène, France, where he was responsible for the cystic fibrosis research program. Dr. Dalemans also served as a supervisory director of Arcarios B.V. and a director of Arcarios NV.

Marie Paule Richard: Chief Medical Officer

Dr. Marie Paule Richard has spent more than twenty-five years in senior executive positions in pharmaceutical and biotechnology companies. She has held international management positions at Bristol-Myers Squibb, Sanofi, GlaxoSmithKline, Sanofi Pasteur and Crucell. Prior to joining TiGenix, Dr. Richard was Chief Medical Officer at AiCuris GmbH, Germany. She has gained global and extensive experience of clinical development strategy and operations across all phases of development, regulatory affairs and pharmacovigilance, involving numerous anti-infective and immunomodulatory drugs and biologicals, as well as the life-cycle management of marketed products. She has obtained several drug approvals and international license renewals in both Europe and the United States. Dr. Richard holds a medical degree from the University of Nancy, France, and, among other qualifications, a certification in Clinical Immunology.

General Information About Our Directors and Our Executive Management

As of the date of this Annual Report and except as set out below, none of the directors or members of our executive management or, in case of corporate entities being director, none of their permanent representatives, for at least the previous five years, meet the following criteria:

•	Holds any convictions in relation to fraudulent offenses.

•	Held an executive function in the form of a senior manager or a member of the administrative, management or supervisory bodies of any company at the time of or preceding any bankruptcy, receivership or liquidation (except for Jean Stéphenne, who was a member of the board of directors of Auguria Residential Real Estate Fund, which is currently in liquidation and except for Wilfried Dalemans who was a supervisory director of Arcarios B.V., which was liquidated in 2016 and ceased to exist as of December 30, 2016, and a director of Arcarios NV, which was dissolved and liquidated as of December 28, 2015.

•	Has been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body).

•	Has ever been disqualified by a court from acting as member of the administrative, management or supervisory bodies of any company or from acting in the management or conduct of affairs of any company.

B. Compensation

Compensation of our Board of Directors

The nomination and remuneration committee recommends the level of remuneration for independent directors, including the chairman of the board, subject to approval by our board of directors and, subsequently, by our shareholders at their annual general meeting.

The directors’ remuneration was last determined by the meeting of shareholders of June 2, 2016. Currently, each independent director receives a fixed annual fee of 25,000 euros. The chairman receives 40,000 euros. Each independent director that is also a member of a committee receives an additional fixed annual fee of 5,000 euros, or 7,500 euros for each independent director that is also the chairman of a committee. The fixed annual fees are based on the assumption that we will have six board meetings and two committee meetings per committee each year. Directors receive an additional 2,000 euros for each board meeting exceeding six meetings per year and for each committee meeting exceeding two meetings per year, provided that the board of directors determines that such additional meetings qualify for this additional fee. Directors are also entitled to a reimbursement of out-of-pocket expenses actually incurred to participate in our board meetings. The level of reimbursement is expected to remain fixed through 2017 and 2018.

On February 26, 2013, the meeting of shareholders approved the principle that our independent directors may receive performance related remuneration and approved the issue and grant of 54,600 warrants (which were effectively issued by the meeting of shareholders on March 20, 2013) to each of the independent directors. On June 2, 2016, the meeting of shareholders approved the grant of 49,863 warrants to the chairman of our board of directors and 48,000 warrants to each of the other independent directors as of that date. Our board of directors will propose to the meeting of shareholders of May 9, 2017 to approve the grant of 48,000 warrants to June Almenoff, independent director since September 21, 2016.

The nomination and remuneration committee benchmarks the compensation of our independent directors against peer companies to ensure that it is competitive. Remuneration is linked to the time committed to the board of directors and its various committees.

The following table sets forth the fees received by our independent directors for the performance of their mandate as a board member, not as a member of a board committee, during the year ended December 31, 2016:

Name	Fee (in euros)
Willy Duron	27,000
Greig Biotechnology Global Consulting, Inc., represented by Russell Greig	25,000
R&S Consulting BVBA, represented by Dirk Reyn(2)	18,750
Innosté SA, represented by Jean Stéphenne	46,000
June Almenoff	6,250
TOTAL	123,000

____________________

(1)	R&S Consulting BVBA, represented by Dirk Reyn, was an Independent Director and member of the nomination and remuneration committee until September 21, 2016.

The following table sets forth the fees received by our independent directors as members of the audit committee for the performance of their mandate during the year ended December 31, 2016:

Name	Position	Fee (in euros)
Willy Duron	Chairman of the audit committee; Independent Director	7,500
Innosté SA, represented by Jean Stéphenne	Member of the audit committee; Chairman of the Board of Directors; Independent Director	5,000
Greig Biotechnology Global Consulting, Inc., represented by Russell G. Greig	Member of the audit committee; Independent Director	5,000
TOTAL		17,500

The following table sets forth the fees received by our independent directors as members of the nomination and remuneration committee for the performance of their mandate during the year ended December 31, 2016:

Name	Position	Fee (in euros)
R&S Consulting BVBA, represented by Dirk Reyn(1)	Chairman of the nomination and remuneration committee; Independent Director	5,625
Greig Biotechnology Global Consulting, Inc., represented by Russell Greig(2)	Member of the nomination and remuneration committee; Independent Director	5,625
Willy Duron(3)	Member of the nomination and remuneration committee; Independent Director	3,750
Innosté SA, represented by Jean Stéphenne(4)	Member of the nomination and remuneration committee; Independent Director	1,250
June Almenoff(4)	Member of the nomination and remuneration committee; Independent Director	1,250
TOTAL		17,500

____________________

Notes:

(1)	R&S Consulting BVBA, represented by Dirk Reyn, was an Independent Director and member of the nomination and remuneration committee until September 21, 2016.

(2)	Greig Biotechnology Global Consulting, Inc., represented by Russell Greig, has been Chairman of the nomination and remuneration committee since September 21, 2016

(3)	Willy Duron was a member of the nomination and remuneration committee from September 23, 2015 until September 21, 2016.

(4)	Innosté SA, represented by Jean Stéphenne, and June Almenoff have been members of the nomination and remuneration committee since September 21, 2016.

The table below provides an overview as at December 31, 2016 of the shares, options on shares issued under the equity based incentive plans, or EBIPs, of our subsidiary TiGenix SAU, or EBIP Options, and warrants held by the independent and other non-executive directors:

	Shares		Warrants		Total shares, options on existing shares under EBIPs and warrants
	Number	% (1)	Number	% (2)	Number	% (3)
Willy Duron	6,000	0.0023%	102,600	1.0313%	108,600	0.0402%
Greig Biotechnology Global Consulting, Inc., represented by Russell Greig	0	0%	102,600	1.0313%	102,600	0.0380%
Innosté SA, represented by Jean Stéphenne	0	0%	104,463	1.0501%	104,463	0.0387%
Total	6,000	0.0023%	309,663	3.1127%	315,663	0.1169%

____________________

Notes:

(1)	Calculated on the basis of the total number of issued voting financial instruments on December 31, 2016.

(2)	Calculated on the basis of the total number of outstanding warrants that can be converted into voting financial instruments on December 31, 2016.

(3)	Calculated on the basis of the sum of (i) the total number of issued voting financial instruments on December 31, 2016 and (ii) the total number of outstanding warrants that can be converted into voting financial instruments on December 31, 2016.

Compensation of our Executive Management

The remuneration of our executive management is determined by the board of directors based on the recommendation by the nomination and remuneration committee, who receive a recommendation from our Chief Executive Officer.

The remuneration of the members of the executive management currently consists of different components:

•	Fixed remuneration: A basic fixed fee designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the board of directors every year.

•	Short-term variable remuneration: A variable fee in cash dependent on the individual, team or company performances in a certain year. The maximum short-term variable remuneration, or maximum bonus, is set at a percentage of the fixed annual remuneration, and is not spread in time. The maximum bonus of the Chief Executive Officer is set at 104% of his yearly fixed remuneration. The maximum bonus of the Chief Financial Officer and the Chief Medical Officer is set at 52% of their fixed annual remuneration. The maximum bonus of the Chief Technical Officer is set at 45.5% of his fixed annual remuneration. The individual, team or company objectives that determine the amount of the bonus are determined at the beginning of each year and are set on measurable parameters that can include sales, corporate development transactions and clinical trials (e.g., numbers of patients included in a trial, timing of interim or final results). Each member of our executive management has a number of objectives and each objective represents a pre-identified percentage of the overall potential bonus (with all objectives together representing 100% of the potential bonus).

•	Long-term incentive plan: Warrants have been granted and may be granted in the future, to the members of the executive management team.

•	Other benefits: Members of the executive management who are salaried employees may be entitled to a number of perquisites, which may include participating in a defined contribution pension or retirement scheme, disability insurance, a company car, a mobile telephone, a laptop computer or a lump-sum expense allowance according to general company policy, and other collective benefits (such as hospitalization insurance and meal vouchers).

The members of the executive management do not receive any remuneration based on our overall financial results or any long-term variable remuneration in cash.

In the next two years, 2017 and 2018, it is expected that the remuneration of the members of the executive management will be broadly on the same basis as in 2016. Adjustments to the salaries are possible in view of Company events.

Eduardo Bravo, our Chief Executive Officer, has been appointed chief executive officer of our subsidiary, TiGenix SAU, on the basis of his corporate responsibility as a member of the board of directors of TiGenix SAU and as managing director (consejero delegado) governed by applicable Spanish Law on capital companies (Ley de Sociedades de Capital). His relationship with TiGenix SAU can be terminated at any time without notice, subject to the payment, in case TiGenix SAU terminates the relationship, of a termination fee equal to his annual remuneration at such time. An additional termination fee of a maximum of two years’ annual remuneration is payable in case the relationship is terminated by TiGenix SAU within one year of a corporate transaction involving the company (such as a merger, sale of shares, sale of assets, etc).

Claudia D’Augusta, our Chief Financial Officer, has an employment contract with our subsidiary, TiGenix SAU. Her employment contract is for an indefinite term and may be terminated at any time, subject to a three month notice period and, in case TiGenix SAU terminates the agreement, she is entitled to a severance payment of a minimum of nine months’ remuneration. An additional severance payment of a maximum of a year’s annual remuneration is payable in certain cases, including unfair or collective dismissal by TiGenix SAU, and termination of the employment agreement by Claudia D’Augusta following certain geographical transfer or substantial modifications to the working conditions made by TiGenix SAU.

Wilfried Dalemans, our Chief Technical Officer, has an employment contract with the company. His employment contract is for an indefinite term and may be terminated at any time by us, subject to a notice period and a severance payment in accordance with applicable law.

Marie Paule Richard, our Chief Medical Officer, has an employment contract with our subsidiary, TiGenix SAU. Her employment contract is for an indefinite term and may be terminated at any time by us, subject to either a three month notice period, or compensation equal to three months fixed salary, or a combination of both.

The following table sets forth information concerning the compensation received during the year ended December 31, 2016, by Eduardo Bravo as our Chief Executive Officer:

Compensation (in euros)
Fixed remuneration (gross)	350,000
Variable remuneration (short term)	282,100
Pension/Life	24,226
Other benefits	21,760
TOTAL	678,087

We pre-pay the Belgian salary taxes payable by our Chief Executive Officer, Eduardo Bravo, on the part of his remuneration that is taxable under Belgian law, until such amounts are refunded (on an annual basis) by the Spanish tax authorities, at which time he repays the relevant amounts.

In addition, in 2016 Eduardo Bravo (in his capacity as CEO) also exercised 126,260 EBIP 2010 options in return for which he received 374,546 TiGenix NV shares. No warrants, shares, options on shares or rights to acquire shares were granted to Eduardo Bravo in 2016. Except for the exercise of EBIP 2010 options, Eduardo Bravo did not exercise any warrants, options on shares or rights to acquire shares in 2016, and none of his warrants expired in 2016.

The following table sets forth information concerning the compensation received during the year ended December 31, 2016 by the other members of the executive management:

Compensation (in euros)
Fixed remuneration (gross)	639,703
Variable remuneration (short term)	252,424
Pension/Life	48,961
Other benefits	67,560
TOTAL	1,008,648

In addition, in 2016, Claudia D’Augusta exercised 42,087 EBIP 2010 options in return for which she received 124,849 TiGenix NV shares. No warrants, shares, options on shares or rights to acquire shares were granted to the other members of the executive management in 2016. Except for the exercise of EBIP 2010 options by Claudia D’Augusta, the other members of the executive management did not exercise any warrants, options on shares or rights to acquire shares in 2016, and none of their warrants expired in 2016.

The table below provides an overview, as at December 31, 2016, of the shares, EBIP Options and warrants held by the executive management:

	Shares		Warrants		Total shares, options on existing shares under EBIPs and warrants
	Number	% (1)	Number	% (2)	Number	% (3)
Eduardo Bravo, CEO	535,093	0.21%	2,192,161	22.04%	2,727,254	1.01%
Claudia D’Augusta, CFO	252,531	0.1%	1,072,378	10.78%	1,324,909	0.49%
Wilfried Dalemans, CTO	—	—	1,021,514	10.27%	1,021,514	0.38%
Marie Paule Richard, CMO	—	—	226,175	2.27%	226,175	0.08%
Total	787,624	0.30%	4,512,228	45.36%	5,299,852	1.96%

____________________

Notes:

(1)	Calculated on the basis of the total number of issued voting financial instruments on December 31, 2016.

(2)	Calculated on the basis of the total number of granted and outstanding warrants that can be converted into voting financial instruments on December 31, 2016.

(3)	Calculated on the basis of the sum of (i) the total number of issued voting financial instruments on December 31, 2015 and (ii) the total number of granted and outstanding warrants that can be converted into voting financial instruments on December 31, 2016.

Stock Options, Warrants and Other Incentive Plans

We created several warrants within the context of stock option plans as well as equity incentive plans for our directors, managers, employees as well as other external consultants and collaborators such as scientific advisory board members and clinical advisors.

Our Warrant Plans

We have established a number of warrants plans, under which we have granted warrants free of charge to the recipients. Each warrant entitles its holder to subscribe to one of our ordinary shares at a subscription price determined by the board of directors, within the limits decided upon at the occasion of their issuance.

Generally, unless the board of directors at the time of the grant of the warrant determines a higher exercise price, the exercise price of a warrant will be equal to the lower of the following prices:

•	The last closing price of our shares on Euronext Brussels prior to the date on which the warrant is offered.

•	The average closing price of our shares on Euronext Brussels over the thirty-day period preceding the date on which the warrant is offered.

For beneficiaries of the warrant plan that are not employees of our group, the exercise price cannot be lower than the average closing price of our shares on Euronext Brussels over the thirty-day period preceding the date of issuance of the warrants.

For our warrants issued in July 2012 and in March 2013, however, our board determined a higher exercise price of 1.00 euro per warrant.

For our December 2013 warrant plan, under which warrants were issued and granted on December 16, 2013, the exercise price was determined as follows:

•	For all employees, the exercise price was set at 0.46 euro, the closing price of our ordinary shares on December 13, 2013, the last closing price prior to the grant of the warrants on December 16, 2013, which was lower than the 30-day average price.

•	For our CEO, Eduardo Bravo, who is not an employee of TiGenix SAU, the exercise price was set at 0.50 euro, the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on December 16, 2013.

For our December 2015 warrant plan, under which warrants were issued and granted on December 7, 2015, May 4, 2016, June 2, 2016 and September 6, 2016, the exercise price was determined as follows:

•	For all employees who were granted warrants on December 7, 2015, the exercise price was set at 0.95 euro, the closing price of our ordinary shares on December 4, 2015, the last closing price prior to the grant of the warrants on December 7, 2015, which was lower than the thirty-day average price.

•	For our CEO, Eduardo Bravo, who is not an employee but was granted warrants on December 7, 2015, the exercise price was set at 0.97 euro, the average closing price of our ordinary shares during thirty calendar days prior to the issuance of the warrants on December 7, 2015.

•	For all employees who were granted warrants on May 4, 2016, the exercise price was set at 0.95 euro, the closing price of our ordinary shares on May 3, 2016, the last closing price prior to the grant of the warrants on May 4, 2016.

•	For the independent directors who were granted warrants on June 2, 2016 and who are not employees, the exercise price was set at 0.97 euro, the average closing price of our ordinary shares during the thirty calendar days prior to the issuance of the warrants on December 7, 2015.

•	For all employees who were granted warrants on September 6, 2016, the exercise price was set at 0.97 euro, the closing price of our ordinary shares on September 5, 2016, the last closing price prior to the grant of the warrants on September 6, 2016, which was lower than the thirty-day average price.

For our February 2017 warrant plan, under which warrants were issued and granted on February 20, 2017, the exercise price was determined as follows:

•	For all employees, the exercise price was set at 0.70 euro, the closing price of our ordinary shares on February 17, 2017, the last closing price prior to the grant of the warrants on February 20, 2017, which was lower than the 30-day average price.

•	For our CEO, Eduardo Bravo, who is not an employee, the exercise price was set at 0.71 euro, the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on February 20, 2017.

Since 2007, we have issued 18,532,779 warrants in aggregate (subject to the warrants being granted to and accepted by the beneficiaries) of which 800,000 warrants were issued on February 26, 2007; 400,000 warrants on March 20, 2008; 500,000 warrants on June 19, 2009; 500,000 warrants on March 12, 2010; 4,000,000 warrants on July 6, 2012; 777,000 warrants on March 20, 2013; 1,806,000 warrants on December 16, 2013; 1,994,302 warrants on April 22, 2014; 2,250,000 warrants on December 7, 2015; and 5,505,477 warrants on February 20, 2017.

Of these 18,532,779 warrants, the situation as of December 31, 2016 was as follows:

•	764,621 warrants expired because they were never granted.

•	440,933 warrants expired because they were never accepted by their beneficiaries.

•	1,197,286 warrants lapsed due to their beneficiaries no longer being employed by the Company.

•	11,530 warrants have been exercised.

•	664,767 warrants have been cancelled following the exercise by Kreos Capital IV (Expert Fund) of its put option with regard to these warrants.

•	5,505,477 warrants had not yet been issued of December 31, 2016, but were issued on February 20, 2017.

As a result, as of December 31, 2016, there were 9,948,165 warrants granted and outstanding, which represents approximately 3.34% of the total number of all our issued and outstanding voting financial instruments.

The warrants issued on February 26, 2007, March 20, 2008, June 19, 2009, March 12, 2010, July 6, 2012, December 16, 2013, December 7, 2015 and February 20, 2017 have a term of ten years. The warrants issued on March 20, 2013 and April 22, 2014 have a term of five years. Upon expiration of the ten or five year term, the warrants become null and void.

The table below gives an overview (as of December 31, 2016) of the 9,948,165 granted and outstanding warrants:

Issue date	Term	Number of warrants issued	Number of warrants granted	Exercise price (in euros)	Number of warrants no longer exercisable	Number of warrants granted and outstanding	Exercise periods vested warrants
February 26, 2007	From February 26, 2007 to February 25, 2017	800,000	681,500	6.75 (March 24, 2007 grant) 5.23 (September 17, 2007 grant)	290,187	509,813*	From May 1 to 31, and from November 1 to 30.
March 20, 2008	From March 20, 2008 to March 19, 2018	400,000	400,000	4.05 for employees and 4.41 for other individuals (March 20, 2008 grant) 4.84 (June 27, 2008 grant) 3.45 for employees and 3.83 for other individuals (September 15, 2008 grant)	113,500	286,500	From May 1 to 31, and from November 1 to 30.
June 19, 2009	From June 19, 2009 to June 18, 2019	500,000	232,200	3.95	360,200	139,800	From May 1 to 31, and from November 1 to 30.

Issue date	Term	Number of warrants issued	Number of warrants granted	Exercise price (in euros)	Number of warrants no longer exercisable	Number of warrants granted and outstanding	Exercise periods vested warrants
March 12, 2010	From March 12, 2010 to March 11, 2020	500,000	495,500	3.62 (March 12, 2010 grant) 1.65 for employees and 1.83 for other individuals (July 7, 2010 grant) 1.93 (August 24, 2010 grant)	342,000	158,000	From May 1 to 31, and from November 1 to 30.
July 6, 2012	From July 6, 2012 to July 5, 2022	4,000,000	4,000,000	1.00	664,945	3,335,055	From May 1 to 31, and from November 1 to 30.
March 20, 2013	From March 20, 2013 to March 19, 2018	777,000	433,000	1.00	363,717	413,283	From May 1 to 31, and from November 1 to 30.
December 16, 2013	From December 16, 2013 to December 15, 2023	1,806,000	1,806,000	0.46 for employees and 0.50 for other individuals	107,419	1,698,581	From May 1 to 31, and from November 1 to 30.
April 22, 2014	From April 22, 2014 to April 21, 2019	1,994,302	1,994,302	0.75	664,767	1,329,535	Any time
December 7, 2015	From December 7, 2015 to December 6, 2025	2,250,000	2,220,179	0.95 for employees and 0.97 for other individuals	172,402	2,077,598	From May 1 to 31, and from November 1 to 30.
TOTAL		13,027,302				9,948,165

* As the term of these warrants has expired, they are no longer exercisable as of the date of this Annual Report.

TiGenix SAU Equity Based Incentive Plans

Summary

On May 3, 2011, we acquired all the shares of Cellerix, a Spanish biotechnology company, which we renamed TiGenix SAU. Cellerix had two Equity Based Incentive Plans, or EBIPs, in place. The contribution in kind, or the Contribution, by the former Cellerix shareholders of all their Cellerix shares into our Company triggered certain consequences which affected both EBIPs.

In May 2008, Cellerix had entered into a management agreement with CX EBIP Agreement, a Spanish limited liability company, which we refer to as the EBIP Agreement. The EBIP Agreement was amended and restated in November 2009 and was further amended on May 3, 2011 simultaneously with the completion of the Contribution to establish the procedure for exercise of the EBIP Options. In the framework of the Contribution and in accordance with the terms of the EBIP Agreement, CX EBIP Agreement contributed its 642,226 shares of our subsidiary, TiGenix SAU, into TiGenix and received 1,905,144 of our shares in return, which it can only transfer to the beneficiaries of the EBIPs who exercise their options. Pursuant to the agreements reached in relation to the Contribution, the underlying securities of the options are no longer the shares of our subsidiary, TiGenix SAU, but the shares of TiGenix. Therefore, upon the exercise of its options under the EBIPs, a beneficiary will be entitled to receive a number of our shares corresponding to approximately 2.96 shares per option, rounded down to the nearest integer, under any of the EBIPs. On the date of this report, all EBIP options have been expired or exercised. The EBIP 2008 options had to be exercised prior to August 6, 2015. As no beneficiary exercised its options, they have now expired and all remaining options under the EBIP 2010 were exercised in October 2016.

An overview of the EBIPs is provided below.

EBIP 2008

An EBIP for the directors, managers and employees of Cellerix was approved at Cellerix’s annual general meeting of shareholders held on November 22, 2007, the conditions of which were definitively approved on May 20, 2008, which we refer to as the EBIP 2008, which was subsequently modified on October 15, 2010.

Options under the EBIP 2008 were granted to employees, executives and independent members of the board of directors of Cellerix prior to the Contribution.

The EBIP 2008 options had to be exercised prior to August 6, 2015. As no beneficiary exercised its options, they have now expired. We are exploring our options with respect to a new plan that would be based on the existing shares underlying the expired options.

EBIP 2010

On October 15, 2010, Cellerix’s annual general meeting of shareholders approved an EBIP for the senior management of Cellerix, which we refer to as the EBIP 2010.

The EBIP set the normal exercise price of the options at 5.291 euros per share. However, as a result of the Contribution, the exercise price for all EBIP 2010 options was reduced to 0.013 euros.

Cellerix granted 221,508 options under the EBIP 2010. All EBIP 2010 options vested as a result of the Contribution.

Beneficiaries of the plan exercised all their options under the plan on October 4, 2016. Pursuant to the terms of the EBIP 2010, the board of directors of our subsidiary, TiGenix SAU, opted to exchange all existing options for new options over existing TiGenix shares. As the options retain the same exchange ratio as the Contribution (i.e., 2.96 TiGenix NV shares per TiGenix SAU share contributed to TiGenix), beneficiaries of the EBIP 2010 have the right to receive 2.96 TiGenix shares for each EBIP 2010 option at the time of exercise. Beneficiaries of the plan exercised 190,497 options (corresponding to 565,102 TiGenix shares under the EBIP 2010) on October 4, 2016. The other 31,011 EBIP 2010 options were exercised in 2013.

Common Characteristics of the TiGenix SAU EBIPs

All options were granted free of charge.

Both EBIPs provide that any options may be ordinarily exercised after each quarterly, half-yearly or annual results announcement.

Under both EBIPs, prior to the Contribution, the options related to existing shares in Cellerix that were held by CX EBIP Agreement. To this effect:

All Cellerix shares held by CX EBIP Agreement have been exchanged for TiGenix shares as described above.

EBIP Options outstanding as of December 31, 2016

As of December 31, 2016, no more options were outstanding under the EBIPs.

In 2013, 31,011 EBIP Options were exercised.

In 2014 and 2015, no EBIP Options were exercised.

C. Board Practices

The board of directors can set up specialized committees to analyze specific issues and advise the board of directors on those issues.

The committees are advisory bodies only and the decision-making remains within the collegial responsibility of the board of directors. The board of directors determines the terms of reference of each committee with respect to the organization, procedures, policies and activities of the committee.

Our board of directors has set up and appointed an audit committee and a nomination and remuneration committee.

Committees

Audit Committee

The audit committee consists of three members: Willy Duron (Chairman), Innosté SA, represented by Jean Stéphenne, and Greig Biotechnology Global Consulting, Inc., represented by Russell Greig.

Our board of directors has determined that Willy Duron, Jean Stéphenne, the permanent representative of Innosté SA, and Russell Greig, the permanent representative of Greig Biotechnology Global Consulting, Inc, are independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that each of Willy Duron, Jean Stéphenne and Russell Greig qualifies as an “audit committee financial expert” as defined under the Exchange Act.

The role of the audit committee is to monitor the financial reporting process, the effectiveness of our internal control and risk management systems, the internal audit (if any) and its effectiveness and the statutory audit of the annual and consolidated accounts, and to review and monitor the independence of the external auditor, in particular regarding the provision of additional services to the company. The committee reports regularly to the board of directors on the exercise of its functions. It informs the board of directors about all areas in which action or improvement is necessary in its opinion and produces recommendations concerning the necessary steps that need to be taken. The audit review and the reporting on that review cover us and our subsidiaries as a whole. The members of the committee shall at all times have full and free access to the Chief Financial Officer and to any other employee to whom they may require access in order to carry out their responsibilities.

The audit committee’s duties and responsibilities to carry out its purposes include, among others: our financial reporting, internal controls and risk management, and our internal and external audit process. These tasks are further described in the audit committee’s terms of reference, as set out in our corporate governance charter and in Article 526bis of the Belgian Company Code.

Nomination and Remuneration Committee

Our nomination and remuneration committee consists of three members: Greig Biotechnology Global Consulting, represented by Russell G. Greig (Chairman), Innosté SA, represented by Jean Stéphenne, and June Almenoff.

Our board of directors has determined that Greig Biotechnology Global Consulting, represented by Russell G. Greig, Innosté SA, represented by Jean Stéphenne, and June Almenoff are independent under the applicable rules of the NASDAQ Stock Market.

The role of the nomination and remuneration committee is to make recommendations to the board of directors with regard to the election and re-election of directors and the appointment of the Chief Executive Officer and the executive managers, and to make proposals to the board on the remuneration policy for directors, the Chief Executive Officer and the members of the executive management.

The committee’s tasks are further described in the nomination and remuneration committee’s terms of reference as set out in the company’s corporate governance charter and Article 526quater of the Belgian Company Code.

Corporate Governance Practices

Along with our articles of association, we adopted a corporate governance charter in accordance with the recommendations set out in the Belgian Corporate Governance Code issued on March 12, 2009 by the Belgian Corporate Governance Committee. The Belgian Corporate Governance Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

Our board of directors complies with the Belgian Corporate Governance Code, but believes that certain deviations from its provisions are justified in view of our particular situation. These deviations include the following:

•	As we have only one executive director (the Chief Executive Officer) and there is no executive committee (directiecomité/comité de direction), in accordance with Article 524bis of the Belgian Company Code, we have not drafted specific terms of reference for the executive management, except for the terms of reference for the Chief Executive Officer (and for a Chief Business Officer, although at present we have not appointed a Chief Business Officer).

•	Only our independent directors receive a fixed remuneration in consideration of their membership of our board of directors and their attendance at the meetings of committees of which they are members. In principle, under the Belgian Corporate Governance Code, such directors should not receive any performance-related remuneration in their capacity as director. However, upon the advice of the nomination and remuneration committee, our board of directors is permitted to propose at the meeting of our shareholders a deviation from this principle if, in the board’s reasonable judgment, performance-related remuneration would be necessary to attract independent directors with the most relevant experience and expertise. On February 26, 2013, our shareholders’ meeting approved such a deviation proposed by the board of directors and authorized the grant of warrants to our independent directors.

Our board of directors reviews its corporate governance charter from time to time and makes such changes as it deems necessary and appropriate.

Additionally, the board of directors adopted written terms of reference for each of the audit committee and the nomination and remuneration committee, which are part of the corporate governance charter.

D. Employees

We rely on a team of experienced professionals in all areas required to meet our strategic objectives including research and development, medical and regulatory, manufacturing, business development, product development, infrastructure, intellectual property and finance.

On December 31, 2016, we had a total of eighty employees on a full-time equivalent basis. Approximately 70% of these employees were engaged in research and development activities, including clinical development and manufacturing, and the remainder were engaged in corporate functions, including finance, human resources, legal, information technology, business development, investor relations and intellectual property.

At year-end, the number of employees (full-time equivalents) from continuing operations was as follows:

	As at December 31,
Number of employees and mandate contractors	2016	2015	2014
Research and development staff	56	43	33
General and administrative staff	24	20	16
Total	80	63	49

E. Share Ownership

See “Item 7.—Major Shareholders and Related Party Transactions”

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, as of March 31, 2017, for each person who is known by us to hold beneficially more than 3% of our outstanding ordinary shares.

For purposes of the table below, the percentage ownership calculations for beneficial ownership are based on 259,956,365 ordinary shares outstanding as of March 31, 2017.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within sixty days of March 31, 2017, including through the exercise of any warrant, have been included. Shares that can be acquired through the exercise of any warrant, however, are not included in the computation of the percentage ownership of any other person.

Note that as a result of transactions that do not need to be disclosed to TiGenix, the numbers of shares and the percentages mentioned might not be the actual numbers of shares or the actual percentages held by the relevant shareholder at the date of this annual report. Any such disclosure, however, will be required each time the threshold of 3%, 5% or a multiple of 5% of the total number of outstanding voting rights is crossed (upwards of downwards).

	Ordinary shares beneficially owned
Name of beneficial owner	Number	Percentage
3% or greater shareholders
Gri-Cel SA(1)	41,929,934	16.13%
Cormorant Asset Management LLC(2)	14,472,631	5.83%
Takeda Pharmaceuticals International AG (3)	11,651,778	4.48%
BNP Paribas Investment Partners SA (3)	6,650,503	2.56%

____________________

(1)	Number of shares as disclosed in most recent Belgian transparency notification, increased by 7,741,920 shares purchased in the form of ADSs in the US IPO.

(2)	Based on Schedule 13G filed with the SEC on February 14, 2017.

(3)	Number of shares as disclosed in most recent Belgian transparency notification.

B. Related Party Transactions

Article 524 of the Belgian Company Code provides for a special procedure that applies to intra-group or related party transactions with affiliates. The procedure applies to decisions or transactions between us and our affiliates that are not one of our subsidiaries. Prior to any such decision or transaction, our board of directors must appoint a special committee consisting of three independent directors, assisted by one or more independent experts. This committee must assess the business advantages and disadvantages of the decision or transaction, quantify its financial consequences and determine whether the decision or transaction causes a disadvantage to us that is manifestly illegitimate in view of our policy. If the committee determines that the decision or transaction is not illegitimate but will prejudice us, it must analyze the advantages and disadvantages of such decision or transaction and set out such considerations as part of its advice. Our board of directors must then make a decision, taking into account the opinion of the committee. Any deviation from the committee’s advice must be justified. Directors who have a conflict of interest are not entitled to participate in the deliberation and vote. The committee’s advice and the decision of the board of directors must be notified to our statutory auditor, who must render a separate opinion. The conclusion of the committee, an excerpt from the minutes of the board of directors and the opinion by the statutory auditor must be included in our annual report. This procedure does not apply to decisions or transactions in the ordinary course of business under customary market conditions and security documents, or to transactions or decisions with a value of less than 1% of our net assets as shown in our consolidated annual accounts.

Since January 1, 2012, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or executive management team, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6.—Directors, Senior Management and Employees” and in this Item 7. and the transactions we describe below.

Transactions with Related Companies

Issuance of Convertible Bonds

On March 6, 2015, we issued 9% senior unsecured bonds due 2018 for 25.0 million euros in total principal amount, convertible into our ordinary shares, all of which were subscribed to by an affiliate of Gri-Cel S.A., one of our principal shareholders. For more information about the terms of the convertible bonds, please see “Item 5.—Operating and Financial Review and Prospectus—B. Liquidity and Capital Resources” elsewhere in this Annual Report.

Subscription of new shares by Takeda

Under the terms of the licensing agreement with Takeda described elsewhere in this Annual Report, Takeda agreed to make a 10.0 million euro equity contribution in the Company within 12 months of the date of the licensing agreement. Pursuant to that commitment, on December 29, 2016 Takeda subscribed 11,651,778 new ordinary shares of TiGenix at an issue price of €0.858 per share. Pursuant to the terms of the licensing agreement, the issue price was equal to the average closing price of TiGenix’s shares on Euronext Brussels over the 30 day period preceding the date on which the issuance of the new shares commenced (December 20, 2016) and represented a 23% premium over the closing price on Euronext Brussels on that date. Following the acquisition of the new shares, Takeda held 4.48% of the voting rights in TiGenix.

Other

From time to time in the ordinary course of our business we may contract for services from companies in which certain of our executive officers or directors may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis and none of these arrangements is material to us.

Item 8. Financial Information

Financial Statements

See Item 18.

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. As of the date of this Annual Report, we and our subsidiaries are not involved in any material litigation or legal proceedings, except as disclosed below:

Invalidation of U.S. Patent US6777231

On April 1, 2011, Cellerix (the predecessor entity of our subsidiary TiGenix SAU) filed an inter partes re-examination request with the Patent and Trademark Office regarding the patent US6777231, owned by the University of Pittsburgh. The Patent and Trademark Office examiner issued a decision concluding that all ten originally issued and all eighteen newly submitted claims of the patent granted to the University of Pittsburgh were invalid. The University of Pittsburgh then appealed the examiner’s decision, but only with respect to two of the newly submitted claims. We cross-appealed the examiner’s refusal to reject those two newly submitted claims as anticipated by the prior art. The Patent Trial and Appeal Board issued a decision simultaneously granting both appeals, thus confirming that all claims of the patent were invalid, but with respect to the newly submitted claims, on different grounds than those cited in the decision by the initial examiner. On this basis, the University of Pittsburgh filed a request to reopen prosecution and submitted claim amendments to those newly submitted claims to the Patent and Trademark Office for further consideration in an attempt to overcome the Patent Trial and Appeal Board’s institution of a new ground for rejection as anticipated by the prior art. We submitted comments to the Patent and Trademark Office arguing that these claim amendments did not overcome the anticipated rejection. On March 16, 2015, the examiner issued her determination that the claim amendments did not overcome the anticipated rejection and further adopted our proposed anticipated rejections over two additional prior art references and two proposed indefiniteness rejections. We and the University of Pittsburgh have submitted comments on the examiner’s determination and replied to each other’s comments. The comments and replies have been entered into the record and the proceedings were forwarded to the Patent Trial and Appeal Board on December 18, 2015. The proceedings were docketed at the PTAB as of September 13, 2016; accordingly a decision could be rendered by the PTAB at any time. We do not know exactly when a final decision will be rendered, and at this stage, we are not in a position to assess the probable outcome of these proceedings.

If the re-examination is not successful, the Company may be required to obtain a license on unfavorable terms, or may not be able to obtain a license at all in order to commercialize its adipose-derived stem cell products in the United States. The Company would potentially be susceptible to patent infringement or litigation regarding patent infringement while commercializing its eASC products in the United States. The Company may, therefore, choose to delay the launch of its adipose-derived stem cell products in the U.S. market until the expiration of the patent US6777231 on March 10, 2020.

Repayment of Subsidies

On January 5, 2012, our subsidiary TiGenix SAU lodged an ordinary appeal before the Contentious-Administrative Chamber of the National Appellate Court of Spain (Audiencia Nacional) challenging two decisions taken by the Director General of Technology Transfer and Business Development at the Spanish Ministry of Science and Innovation (the “Administration”) on November 16, 2011, which partially revoked and claimed the repayment of two subsidies, granted in 2006 and 2007, respectively.

Both contested subsidies were granted to a consortium of beneficiaries, one of which was TiGenix SAU. TiGenix SAU also acted as representative of the beneficiaries in the consortium.

The Administration claimed that (i) the contested subsidies, together with other subsidies granted to TiGenix SAU during the same time period (i.e., 2006 and 2007), exceeded the maximum permitted by law, and therefore, requested the reimbursement of the excess amount granted, and that (ii) some of the expenses attributed to the project financed by the contested subsidies had already been financed by other subsidies.

TiGenix SAU contended, among other arguments, that the Administration is not entitled to aggregate all of the subsidies granted to TiGenix SAU (i.e., the contested subsidies and other subsidies granted) for purposes of applying the maximum (i.e., in the particular case of TiGenix SAU, 60% of the eligible cost of the project), because the various subsidies were granted for financing different projects with different purposes and scopes.

The total claim of the Administration, with respect to the full consortium and both contested subsidies, including late payment interest, amounted to 0.9 million euros, and the Administration claimed the full amount from TiGenix SAU, as the representative of the consortium.

As an intermediate measure, TiGenix SAU obtained an injunctive decision that the amounts claimed by the Administration do not have to be repaid until a final judgment is received. Instead, TiGenix SAU requested two financial institutions to issue separate guarantees in favor of the Administration guaranteeing the full amount claimed.

On May 20, 2014, TiGenix SAU received the judgment of the Chamber for Contentious Administrative Proceedings of the National High Court of April, 30, 2014. In this judgment, the court partially upheld the claims made by TiGenix SAU throughout the administrative appeal, and declared null the two resolutions on the partial repayment of the two subsidies that were granted in 2006 and 2007, respectively. However, the court also found that there were grounds for a partial repayment of the contested subsidies but ordered the Administration to recalculate the amount of such repayment. It concluded that some of the items included in the Administration’s calculations are either wrong or duplicative.

On September 22, 2015 TiGenix SAU received a notification of the decision of the Administration of September 15, 2015, whereby a new assessment was issued in respect of the amounts to be repaid under the contested subsidies. According to the new assessment, the total amount to be reimbursed by TiGenix SAU with respect to the full consortium and both contested subsidies, including late payment interest, was reduced to 0.6 million euros. The claim against TiGenix SAU remained at 0.3 million euros.

TiGenix SAU has decided not to make any further appeal against the new assessment, and has paid the total amount of 0.6 million euros that had to be reimbursed according to the new assessment. Because TiGenix SAU obtained reimbursement from its main consortium partner for an amount of 0.3 million euros, TiGenix SAU effectively reimbursed 0.3 million euros.

Dividend policy

We do not currently pay dividends, and we do not anticipate declaring or paying any dividends for the foreseeable future.

All of the ordinary shares represented by ADSs have the same dividend rights as all of our other outstanding ordinary shares. In general, distributions of dividends proposed by our board of directors require the approval of our shareholders at a meeting of shareholders with a simple majority vote, although our board of directors may declare interim dividends without shareholder approval, subject to the terms and conditions of the Belgian Company Code. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

Pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial accounts. In addition, under the Belgian Company Code, we may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year according to our statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of non-distributable reserves. Finally, prior to distributing dividends, we must allocate at least 5% of our annual net profits (under our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of our share capital.

For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Item 10. Additional Information—E. Taxation—Belgian Taxation.”

Item 9. The Offering and Listing

A. Listing Details

Our ordinary shares began trading on Euronext Brussels in 2007. The current trading symbol on Euronext Brussels is “TIG.”

Our ADSs trade on the NASDAQ Global Select Market since December 15, 2016, and are traded under the symbol “TIG”.

The following table lists the high and low sales prices on Euronext Brussels for our ordinary shares on a monthly basis for the last six full months, a quarterly basis for the last two full fiscal years and the subsequent period and an annual basis for the last five full fiscal years. Prices indicated below with respect to our ordinary share price include interdealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.

	Euros
Period	High	Low
Monthly
March 31, 2017	0.76	0.70
February 28, 2017	0.71	0.69
January 31, 2017	0.73	0.68
December 31, 2016	0.92	0.65
November 30, 2016	0.91	0.83
October 31, 2016	0.94	0.84
Quarterly
March 31, 2017	0.76	0.68

	Euros
Period	High	Low
December 31, 2016	0.94	0.65
September 30, 2016	1.12	0.82
June 30, 2016	1.03	0.82
March 31, 2016	1.20	0.90
December 31, 2015	1.19	0.88
September 30, 2015	1.01	0.86
June 30, 2015	1.31	0.65
March 31, 2015	0.82	0.60
December 31, 2014	0.84	0.52
September 30, 2014	0.59	0.48
June 30, 2014	0.66	0.49
March 31, 2014	0.85	0.54
Yearly
December 31, 2016	1.20	0.65
December 31, 2015	1.28	0.52
December 31, 2014	1.03	0.48
December 31, 2013	1.05	0.19
December 31, 2012	1.02	0.43

The table below sets forth the reported high and low sales closing prices for our ADSs on the NASDAQ Global Select Market:

	Euros
Period	High	Low
Monthly
March 31, 2017	16.24	14.50
February 28, 2017	15.02	14.39
January 31, 2017	15.30	14.40
December 31, 2016 (beginning December 15)	15.505	11.70
Quarterly
March 31, 2017	16.24	14.39
December 31, 2016 (beginning December 15)	15.50	11.70
Yearly
December 31, 2016 (beginning December 15)	15.50	11.70

On April 5, 2017, the last reported sale price of our ordinary shares on Euronext Brussels was 0.73 euros per share, or $0.78 per share based on the rate of exchange on that day, and the last reported sale price of the ADSs on the NASDAQ Global Select market was 14.72 euros, or $15.69 per share based on the rate of exchange on that day.

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9. The Offering and Listing—A. Listing Details”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

A summary of our articles of association, which is similar in nature to the bylaws of a U.S. corporation, was included in our final prospectus that was filed with the SEC on December 14, 2016 (registration number 333-208693). We incorporate by reference into this Annual Report on Form 20-F the description of our articles of association contained therein. Since December 14, 2016, our articles of association have been amended on December 29, 2016, to reflect the increased amount of our registered capital following the Takeda equity investment.

C. Material Contracts

Except as otherwise disclosed in this Annual Report on Form 20-F (including the Exhibits), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

There are no Belgian exchange control regulations that impose limitations on our ability to make, or the amount of, cash payments to residents of the United States.

We are in principle under an obligation to report to the National Bank of Belgium certain cross-border payments, transfers of funds, investments and other transactions in accordance with applicable balance-of-payments statistical reporting obligations. Where a cross-border transaction is carried out by a Belgian credit institution on our behalf, the credit institution will in certain circumstances be responsible for the reporting obligations.

E. Taxation

U.S. Taxation

This section describes material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for U.S. federal income tax purposes. This section does not describe all of the tax consequences that could be relevant to you in light of your particular circumstances, including any alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax on “net investment income,” or the tax consequences that may apply to you if you are a member of a class of holders subject to special rules, including the following:

•	a dealer in securities;

•	a real estate investment trust or regulated investment company;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization, an “individual retirement account” or a “Roth IRA”;

•	a bank or other financial institution, or life insurance company;

•	a person that actually or constructively owns 10% or more of our voting stock (including ADSs);

•	a person that holds shares or ADSs as part of a straddle or a hedging, integrated or conversion transaction;

•	a former citizen or long-term resident of the United States;

•	a person whose functional currency is not the U.S. dollar; or

•	a person holding our shares or ADSs in connection with a trade or business conducted outside the United States.

This section is based on the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Convention Between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (together with the Protocol thereto, the “Treaty”). These laws are subject to differing interpretations or change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of shares or ADSs, you are eligible for the benefits of the Treaty and you are one of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner of shares or ADSs that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of owning and disposing of the shares or ADSs.

You should consult your own tax advisors regarding the U.S. federal, state and local and other tax consequences of owning and disposing of shares or ADSs in your particular circumstances.

This discussion addresses only U.S. federal income taxation. Holders should consult their own tax advisors as to potential application of U.S. state and local tax laws, as well as any other U.S. tax laws (such as the gift, alternative minimum or estate tax) and other U.S. laws, and foreign laws, including the laws of Belgium.

Treatment of Holders of ADSs. In general, and taking into account the representations and assumptions described above, for U.S. federal income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the beneficial owner of the shares represented by those ADSs. Exchanges of ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

Taxation of Distributions. Subject to the PFIC rules discussed below, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a dividend for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits, if any, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain; however, since we do not maintain books and records in accordance with U.S. tax principles, a U.S. Holder will effectively be required to treat all amounts we distribute as dividends for U.S. federal income tax purposes. If you are a non-corporate U.S. Holder, dividends paid to you that constitute “qualified dividend income” may qualify for the preferential rates of taxation applicable to long-term capital gains provided that you hold such shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet certain other requirements. In order for the dividends paid by us to be treated as qualified dividend income, we must either be eligible for the benefits of the Treaty, or such dividends must be paid with respect to securities which are readily tradable on an established securities market in the United States, such as the NASDAQ Global Select Market where our ADSs are listed. U.S. Holders should consult their own tax advisors as to the qualification of dividends paid by us as qualified dividend income.

With respect to any dividend we pay, you must include any Belgian tax withheld from the dividend payment in the gross amount of such dividend for U.S. federal income tax purposes even though you do not in fact receive it. Dividends received with respect to ADSs are taxable to you when the depositary receives such dividends, actually or constructively. Such dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. If you receive a dividend that is paid in euros, the amount you must include in your income as a U.S. Holder will be the U.S. dollar value of the euro payments made, determined at the spot euro/U.S. dollar rate on the date the dividend is includible in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include a dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Subject to certain limitations, the Belgian tax withheld at a rate not exceeding the rate applicable under the Treaty and paid over to Belgium will be creditable against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to preferential rates of taxation. Any amount of tax withheld that is refundable under the Treaty will not be eligible for credit against your U.S. federal income tax liability. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

Dividends will be treated as income from sources outside the United States and, depending on your circumstances, will be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders are strongly encouraged to consult their own tax advisors to determine whether they are subject to any special rules that may limit their ability to make effective use of foreign tax credits and whether or not an election would be appropriate based on their particular circumstances.

A U.S. Holder may make an election to treat all foreign taxes paid as deductible expenses in computing taxable income, rather than as a credit against tax, subject to generally applicable limitations. Such an election, once made, applies to all foreign taxes paid for the taxable year subject to the election.

Taxation of Sale or Other Taxable Disposition. Subject to the PFIC rules discussed below, if you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realize and your tax basis (generally, the amount you pay for your shares or ADSs), determined in U.S. dollars, in your shares or ADSs. Capital gain of a non-corporate U.S. Holder is generally taxed at a preferential rate of taxation where the holder has a holding period greater than one year. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations. Based on the composition of our income and assets and the market value of our shares and ADSs for 2016, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2016 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. Because PFIC status must be determined annually based on factual tests, our PFIC status for any taxable year will depend on the composition of our income and assets and our activities in those years—for example, the timing of receipt of, or entitlement to, certain royalty or milestone payments. Furthermore, because we hold a substantial amount of cash and cash equivalents, our PFIC status for any taxable year may depend on the value of our goodwill, which may be determined by reference to our market capitalization (which may be especially volatile given the nature of our business). Therefore, a decline in the value of our shares or ADSs could result in us being a PFIC. In general, we will be a PFIC for any taxable year in which either of the following is true:

•	At least 75% of our gross income (looking through certain corporate subsidiaries) for the taxable year is “passive income.”

•	At least 50% of the value, determined on the basis of a quarterly average, of our gross assets (looking through certain corporate subsidiaries) is attributable to assets that produce or are held for the production of “passive income.”

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. Cash is a passive asset for PFIC purposes, even if held as working capital. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC for any taxable year during which you own our ADSs or shares, and you are a U.S. Holder that does not make a mark-to-market election, as described below, you will be subject to special tax rules with respect to:

•	any gain you realize on the sale or other disposition (including, in certain circumstances, a pledge) of your shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Your shares or ADSs generally will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we cease to be a PFIC for subsequent taxable years.

If you own shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If we are treated as a PFIC and you make this election, you will not be subject to the general PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies.

Notwithstanding any election you make with regard to your shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year.

In addition, we may, directly or indirectly, hold equity interests in other PFICs (collectively with subsidiaries which are PFICs, “Lower-tier PFICs”). Under attribution rules, if we are a PFIC, U.S. Holders will be deemed to own their proportionate shares of Lower-tier PFICs and will be subject to U.S. federal income tax according to the rules described above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, in each case as if the U.S. Holder held such shares directly, even though the U.S. Holder has not received the proceeds of those distributions or dispositions directly.

If you are a U.S. Holder, you must generally file an IRS Form 8621 with your U.S. federal income tax return for any taxable year in which we are a PFIC with respect to you.

You are urged to consult your own tax advisor concerning the U.S. federal income tax consequences to you if we are a PFIC for any taxable year.

Backup Withholding and Information Reporting. Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain specified entities closely-held by individuals) may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions). U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of ADSs or shares.

The above discussion is not intended to constitute a complete analysis of all the tax consequences relating to the ownership and disposition of our shares or ADSs.

Belgian Taxation

The following paragraphs are a summary of material Belgian tax consequences of the ownership of ADSs by an investor. The summary is based on laws, treaties and regulatory interpretations in effect in Belgium on the date of this document, all of which are subject to change, including changes that could have retroactive effect.

The summary only discusses Belgian tax aspects which are relevant to U.S. holders of ADSs, or “Holders.” This summary does not address Belgian tax aspects which are relevant to persons who are fiscally resident in Belgium or who maintain a permanent establishment or a fixed base in Belgium to which the ADSs are effectively connected.

This summary does not purport to be a description of all of the tax consequences of the ownership of ADSs, and does not take into account the specific circumstances of any particular investor, some of which may be subject to special rules, or the tax laws of any country other than Belgium. This summary does not describe the tax treatment of investors that are subject to special rules, such as banks, insurance companies, collective investment undertakings, dealers in securities or currencies, persons that hold, or will hold, ADSs in a position in a straddle, share-repurchase transaction, conversion transactions, synthetic security or other integrated financial transactions. Investors should consult their own advisors regarding the tax consequences of an investment in ADSs in the light of their particular circumstances, including the effect of any state, local or other national laws, treaties and regulatory interpretations thereof.

In addition to the assumptions mentioned above, it is also assumed in this discussion that for purposes of the domestic Belgian tax legislation, the owners of ADSs will be treated as the owners of the ordinary shares represented by such ADSs. However, the assumption has not been confirmed by or verified with the Belgian Tax Authorities.

Dividend Withholding Tax

For Belgian income tax purposes, a withholding tax of 30% (effective as of January 1, 2017, increased from a 27% rate effective for 2016) is levied on the gross amount of dividends paid on or attributed to the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions.

Dividends subject to the dividend withholding tax include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except reimbursements of fiscal capital made in accordance with the Belgian Company Code. In principle, fiscal capital includes the actual paid-up statutory share capital, and subject to certain conditions, the paid-up issue premiums and the cash amounts subscribed to at the time of the issue of profit sharing certificates.

In case of a redemption by us of our own shares represented by ADSs, the redemption distribution (after deduction of the portion of fiscal capital represented by the redeemed shares) will be treated as a dividend subject to the withholding tax (at a rate of 30%), subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if this redemption is carried out on a stock exchange and meets certain conditions. In case of a liquidation of our Company, any amounts distributed in excess of the fiscal capital will also be treated as a dividend that will in principle be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

For non-resident individuals and companies, the dividend withholding tax, if any, will be the only Belgian tax imposed on dividends paid with respect to the ADSs, unless the non-resident maintains a fixed base in Belgium or a Belgian permanent establishment to which the ADSs are effectively connected.

Belgian Dividend Withholding Tax Relief

Under the Belgium-United States Tax Treaty, or the Treaty, under which we are entitled to benefit according to our Belgian tax residence, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident who is the beneficial owner of the ADSs and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty, or Qualifying Holders.

If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is applicable if the Qualifying Holder is either of the following:

•	a company that is a resident of the United States that has directly owned ADSs representing at least 10% of our capital for a twelve-month period ending on the date the dividend is declared; or

•	a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise (as described below).

Under the normal procedure, we or our paying agent must withhold the full Belgian withholding tax, without taking into account the reduced Treaty rate. Qualifying Holders may make a claim, if conditions are met, for reimbursement for amounts withheld in excess of the rate defined by the Treaty. The reimbursement form (Form 276 Div-Aut.) may be obtained from the Centre Etrangers-Gestion Team 6, Boulevard du Jardin Botanique 50 boîte 3429, 1000 Brussels, Belgium or at foreigners.team6@minfin.fed.be or at https://eservices.minfin.fgov.be/mym-api-rest/finform/pdf/2600. Reimbursement request should be filed as soon as possible and in any case within a term of 5 years starting from 1st of January of the year the withholding tax was withheld. Qualifying Holders may also, subject to certain conditions, obtain the reduced Treaty rate at source.

Belgian domestic law provides a withholding tax reduction or exemption on dividends to certain corporate shareholders provided they meet certain conditions (among others holding a 10% participation or ADSs with an acquisition value of at least EUR 2,500,000). Belgian domestic law also provides a withholding tax exemption to pension funds subject to certain conditions.

Holders should consult their own tax advisors as to whether they qualify for reduction in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax upon the payment of dividends or for making claims for reimbursement.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs are exempt from tax in Belgium.

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected (in which case a 33.99%, 25.75%, 0.412% or 0% tax on the capital gain may apply, depending on the particular circumstances). Capital losses are generally not tax deductible.

Private individual Holders which are not Qualifying Holders and which are holding ADSs as a private investment will, in principle, not be subject to tax in Belgium on any capital gains arising out of a disposition of ADSs.

If a capital gain is realized by such private individual Holder on his ADSs and is deemed to be realized outside the scope of the normal management of such individual’s private estate and the capital gain is obtained or received in Belgium, the gain will be subject to a final tax of 33% (plus local surcharges of 7%).

Moreover, capital gains realized by such private individual Holders on the disposition of ADSs for consideration, outside the exercise of a professional activity, to a non-resident corporation (or an entity constituted in a similar legal form), to a foreign state (or one of its political subdivisions or local authorities) or to a non-resident legal entity that is established outside the European Economic Area, are in principle taxable at a rate of 16.5% (plus local surcharges) if, at any time during the five years preceding the realization event, such individual Holders own or have owned directly or indirectly, alone or with his/her spouse or with certain other relatives, a substantial shareholding in us (that is, a shareholding of more than 25% of our shares).

Capital gains realized by a Holder upon the redemption of ADSs or upon our liquidation will generally be taxable as a dividend. See “Dividend Withholding Tax.”

Estate and Gift Tax

There is no Belgian estate tax on the transfer of ADSs on the death of a person who is not a Belgian resident for tax purposes. Donations of ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration of ADSs in Belgium through a professional intermediary established in Belgium on the secondary market, the so-called “secondary market transactions.” The tax is due from the transferor and the transferee separately. The applicable rate amounts to 0.27% of the consideration paid but with a cap of 800 euros per transaction per party. According to a declaration of the Belgian Government of October 16, 2016, this cap of 800 euros will be doubled (to 1,600 euros).

Investors who are not Belgian residents for tax purposes that purchase or otherwise acquire or transfer, for consideration, ADSs in Belgium for their own account through a professional intermediary may be exempt from the tax on stock exchange transactions if they deliver a sworn affidavit to the intermediary in Belgium confirming their non-resident status.

No stock exchange tax will thus be due by Holders on the subscription, purchase or sale of ADSs, if the Holders are acting for their own account. In order to benefit from this exemption, the Holders must file with the professional intermediary in Belgium a sworn affidavit evidencing that they are non-residents for Belgian tax purposes.

In addition to the above, no stock exchange tax is payable by the following parties, acting on their own account: (i) professional intermediaries described in Article 2, 9° and 10° of the Belgian Law of August 2, 2002, (ii) insurance companies described in Article 2, §1 of the Law of July 9, 1975, (iii) professional retirement institutions referred to in Article 2, 1° of the Law of October 27, 2006 relating to the control of professional retirement institutions, or (iv) collective investment institutions.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We are required to file or furnish reports and other information with the SEC under the Securities Exchange Act of 1934 and regulations under that Act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act.

You may review a copy of our filings with the SEC, as well as other information furnished to the SEC, including exhibits and schedules filed with it, at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. In addition, the SEC maintains a website at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services.

We have filed our amended and restated articles of association and all other deeds that are to be published in the annexes to the Belgian State Gazette with the clerk’s office of the Commercial Court of Leuven (Belgium), where they are available to the public. A copy of our amended and restated articles of association is also be publicly available as an exhibit to the registration statement we filed with the SEC in connection with our initial public offering in the United States. In accordance with Belgian law, we must prepare audited annual statutory and consolidated financial statements. The audited annual statutory and consolidated financial statements and the reports of our board and statutory auditor relating thereto are filed with the Belgian National Bank, where they are available to the public, and are also available on our website.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

For more information about our exposure to market risk and how we manage this risk, see “Item 18. Financial Statements—Note 5”.

Item 12. Description of Securities Other Than Equity Securities

A.  Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Expenses

As an ADS holder, you may be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees
• To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued
• Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds, including proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder, you may also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as the following:

•	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Belgium (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex, fax and electronic transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to be paid to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians that hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary bank.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The depositary agreed to pay certain amounts to us in exchange for its appointment as depositary. We may use these funds towards our expenses relating to the establishment and maintenance of the ADR program, including investor relations expenses, or otherwise as we see fit. The depositary may pay us a fixed amount, it may pay us a portion of the fees collected by the depositary from holders of ADSs, and it may pay specific expenses incurred by us in connection with the ADR program. Neither the depositary nor we may be able to determine the aggregate amount to be paid to us because (i) the number of ADSs that will be issued and outstanding and the level of dividend and/or servicing fees to be charged may vary, and (ii) our expenses related to the program may not be known at this time.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A.       Defaults

Not applicable

B. Arrears and delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

A.       Disclosure controls and procedures.

As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed under the supervision and with the participation of our managing board, including our Chief Executive Officer and Chief Financial Officer, our principal executive officer and principal financial officer, respectively. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective, as of the end of the period covered by this Annual Report, in providing a reasonable level of assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods in SEC rules and forms, including providing a reasonable level of assurance that information required to be disclosed by us in such reports is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

B. Management’s annual report on internal control over financial reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission (“SEC”) for newly public companies.

C. Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D. Changes in internal control over financial reporting

This Annual Report does not disclose any changes in internal control over financial reports given there has been no assessment by management regarding internal control over financial reporting for the reasons disclosed above.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Willy Duron, Jean Stéphenne, the permanent representative of Innosté SA, and Russell Greig, the permanent representative of Greig Biotechnology Global Consulting, Inc, are independent under Rule 10A-3 of the Exchange Act and the applicable rules of the NASDAQ Stock Market and that each of Willy Duron, Jean Stéphenne and Russell Greig qualifies as an “audit committee financial expert” as defined under the Exchange Act.

Item 16B. Code of Ethics

We have adopted a corporate governance charter based on the Belgian Code of Corporate Governance published by the Belgian Corporate Governance Committee. The Board of Directors has approved a Dealing Code on private investment transactions to prevent insider trading offenses and market abuse, particularly during the periods preceding the publication of results or information which could considerably influence the TiGenix share price. The Dealing Code establishes rules for all employees (directors, management and other employees) and contractors prohibiting dealing in the Company’s shares or other financial instruments of the Company during certain periods, including a designated period preceding the announcement of its financial results (closed periods). It also establishes rules to set limitations in transactions by certain persons, including employees. We are currently working on a more comprehensive code of ethics, which we expect to have in place before the end of 2017.

Item 16C. Principal Accountant Fees and Services

BDO Bedrijfsrevisoren Burg. CVBA (“BDO”) has served as our independent registered public accounting firm for 2016 and 2015. Audit fees in 2016 and 2015 amounted to 776,916 euros and 637,882 euros, respectively. Audit fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, comfort letters and assistance with and review of documents filed with the SEC.

There were no audit-related fees, tax fees or other fees paid to BDO during 2016 or 2015.

Audit Committee’s Pre-Approval Policies and Procedures

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the Audit Committee pre-approves all audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditor’s independence from the Company.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Differences between Our Corporate Governance Practices and the Listing Rules of the NASDAQ Stock Market

The Listing Rules of the NASDAQ Stock Market include certain accommodations in the corporate governance requirements that allow foreign private issuers to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NASDAQ Stock Market. The application of such exceptions requires that we disclose each instance of noncompliance with the NASDAQ Stock Market Listing Rules and describe the Belgian corporate governance practices we do follow in lieu of the relevant NASDAQ Stock Market corporate governance standard.

Even though our ADSs are listed on the NASDAQ Global Select Market, we intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the NASDAQ Stock Market in respect of the following:

•	Quorum at Shareholder Meetings. NASDAQ Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33 1/3% of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our meetings of shareholders, except as provided for by law in relation to decisions regarding certain matters.

•	Code of Conduct. NASDAQ Stock Market Listing Rule 5610 requires listed companies to adopt a code of conduct applicable to all directors, officers and employees, which must be publicly available. There is no such requirement under Belgian law. We have adopted a number of internal corporate user policies for employees and management; however, we do not believe that these policies amount to a code of conduct satisfying the requirements of Rule 5610.

•	Audit Committee Charter. NASDAQ Stock Market Listing Rule 5605(c)(1) provides that a company must certify that it has adopted a formal written audit committee charter and that the audit committee will review and reassess the adequacy of the formal written charter on an annual basis. There is no corresponding requirement under Belgian law. We have adopted a corporate governance charter that includes a chapter on the regulation of the audit committee; however, the audit committee does not review the charter annually and, therefore, we do believe that we satisfy the requirements of Rule 5605(c)(1).

•	Compensation Committee Charter. NASDAQ Stock Market Listing Rule 5605(d)(1) provides that a company must certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis. There is no corresponding requirement under Belgian law. Our corporate governance charter includes a chapter on the regulation of our nomination and remuneration committee; however, the committee does not review the charter annually and, therefore, we do not believe that we satisfy the requirements of Rule 5605(d)(1).

•	Executive Sessions. NASDAQ Stock Market Listing Rule 5605(b)(2) requires companies to have regularly scheduled meetings at which only independent directors of the company are present. There is no corresponding requirement under Belgian law. Our corporate governance charter requires our non-executive directors to meet without the presence of any executive directors at least once a year; however, these meetings do not exclude our other non-independent directors and, therefore, we do not believe that we satisfy the requirements of Rule 5605(b)(2).

•	Solicitation of Proxies. NASDAQ Stock Market Listing Rule 5620(b) mandates that a company, which is not a limited partnership, shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq. In compliance with Belgian corporate law, we provide proxy forms for all meetings of shareholders on our website thirty or seventeen days in advance of the meetings; the convening notice provides information on how shareholders can vote and where they can find the proxy form. These proxy forms are for shareholders and not for holders of ADSs. The voting rights of the holders of the ADSs will be governed by the terms of the deposit agreement, pursuant to which holders of ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs as long as we request the depositary to ask for their instructions. Otherwise, holders of ADSs could exercise their right to vote by withdrawing ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with Belgian corporate law and our articles of association. However, holders of ADSs may not know about a meeting far enough in advance to withdraw the ordinary shares.

•	Shareholder Approval. Under NASDAQ Stock Market Listing Rule 5635, a company requires shareholder approval prior to an issuance of securities in connection with any of the following: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) a private placement. We follow Belgian law with respect to the issuance of securities, which has different rules with respect to shareholder approval. Changes to our share capital are in principle decided by our shareholders. However, our meeting of shareholders may authorize our board of directors, within certain limits, to increase our share capital without any further approval of our shareholders, including for purposes of acquiring the shares or assets of other companies or for issuing shares, options or warrants to certain persons, including non-employees. This authorization can only be granted for a renewable period of a maximum of five years and may not exceed the amount of the registered share capital at the time of the authorization. Additionally, the Belgian Company Code includes specific provisions requiring shareholder approval for certain change of control situations.

Part III

Item 17. Financial Statements

We have elected to include financial statements pursuant to Item 18.

Item 18. Financial Statements

Our annual financial statements are included at the end of this Annual Report.

Item 19. Exhibits

(a)       The following documents are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Articles of Association of TiGenix, as amended and currently in effect (English translation)

2.1	Form of Deposit Agreement (incorporated by reference to exhibit (A) of the Amendment No. 1 to the Registration Statement on Form F-6 (333-208703) filed with the SEC on December 5, 2016)

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

4.1 †	Distribution Agreement dated April 2, 2014 between TiGenix and Swedish Orphan Biovitrium AB as restated on April 23 and on May 28, 2014 (incorporated by reference to exhibit 10.1 of the Amendment No. 3 to the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on July 6, 2016)

4.2†	Loan Facility Agreement dated December 20, 2013 between TiGenix and Kreos Capital IV (UK) Limited (incorporated by reference to exhibit 10.2 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.3†	Share Purchase Agreement dated January 23, 2014 between TiGenix and PharmaCell B.V. (incorporated by reference to exhibit 10.3 of the Amendment No. 3 to the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on July 6, 2016)

4.4	Warrants Plan 2012 (English translation) (incorporated by reference to exhibit 10.4 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.5	Warrants Plan 2013 (English translation) (incorporated by reference to exhibit 10.5 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.6	Second Warrants Plan 2013 (English translation) (incorporated by reference to exhibit 10.6 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.7	Kreos Warrants Plan (English transaltion) (incorporated by reference to exhibit 10.7 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.8†	Agreement for the Manufacturing of ChondroCelect between TiGenix NV, TiGenix B.V. and PharmaCell B.V. dated May 30, 2014 (incorporated by reference to exhibit 10.8 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.9	Assignment of Exploitation Rights dated November 3, 2014 between Cellerix, S.L. and the Universidad Autonóma de Madrid (English translation (incorporated by reference to exhibit 10.9 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.10	Amendment to the Agreement for the Assignment of Rights to Exploit IP between the Universidad Autonóma De Madrid and Cellerix, S.L., of November 3, 2004 (English translation) (incorporated by reference to exhibit 10.10 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.11	Agreement for the Joint Ownership and Licensing of Exploitation Rights dated June 1, 2009 between Cellerix S.A. and the Consejo Superior de Investigaciones Científicas (incorporated by reference to exhibit 10.11 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.12	Agreement for the Joint Ownership and Licensing of Exploitation Rights dated January 17, 2011 between Cellerix S.A., the Consejo Superior de Investigaciones Científicas and the University of Seville (incorporated by reference to exhibit 10.12 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.13	Lease Agreement for Offices and Parking Spaces in Calle Marconi 1, Tres Cantos (Madrid) dated July 1, 2013 between TiGenix SAU and Mr. José Luis Gómez Ruiz and Mr. Álvaro García De La Rasilla Gortázar (English translation) (incorporated by reference to exhibit 10.13 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.14	English summary of Loan Agreement between TiGenix SAU and Madrid Network dated September 30, 2011(incorporated by reference to exhibit 10.14 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.15	English summary of Loan Agreement between TiGenix SAU and Madrid Network dated July 30, 2013 (incorporated by reference to exhibit 10.15 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)
4.16	Terms and conditions of the senior unsecured convertible bonds due 2018 dated June 25, 2015 (incorporated by reference to exhibit 10.16 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.17	Trust Deed dated March 6, 2015 between TiGenix, TiGenix S.A.U. and BNP Paribas Trust Corporation UK Limited constituting 25 million euros in 9% senior unsecured convertible bonds due 2018 guaranteed by TiGenix S.A.U. convertible into fully paid ordinary shares in the issuer (incorporated by reference to exhibit 10.17 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.18†	Contribution agreement regarding the contribution of shares in, and the contribution and the transfer and assignment of receivables on, Coretherapix S.L. between Genetrix S.L. and TiGenix NV dated July 29, 2015 (incorporated by reference to exhibit 10.18 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.19	English summary of Service Agreement between Science to Business Technology Park and Coretherapix dated October 30, 2014 (Lease agreement) (incorporated by reference to exhibit 10.19 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.20	Manufacturing Services Agreement between TiGenix S.A.U. and Lonza Walkersville, Inc. dated February 9, 2015 (Lease agreement) (incorporated by reference to exhibit 10.20 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.21	Warrants Plan 2015 (English translation) (incorporated by reference to exhibit 10.21 of the Amendment No. 1 to the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on February 3, 2016)

4.22	License Agreement between TiGenix S.A.U. and Takeda Pharmaceuticals International AG dated July 4, 2016 (incorporated by reference to exhibit 10.22 of the Amendment No. 3 to the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on July 6, 2016)

8.1*	List of subsidiaries

12.1*	Certification of Eduardo Bravo pursuant to 17 CFR 240.13a-14(a)

12.2*	Certification of Claudia D’Augusta pursuant to 17 CFR 240.13a-14(a)

13.1*	Certification of Eduardo Bravo pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

13.2*	Certification of Claudia D’Augusta pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

*	Submitted herewith.

†	Confidential treatment has been sought with respect to portions of the exhibit, which has been separately submitted to the SEC.

Signatures

The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Madrid, Spain on April 6, 2017.

TIGENIX

By:	/s/ Eduardo Bravo
	Name:	Eduardo Bravo
	Title:	Chief Executive Officer

By:	/s/ Claudia D’Augusta
	Name:	Claudia D’Augusta
	Title:	Chief Financial Officer

TiGenix NV

Annual Report 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

TiGenix NV

Leuven, Belgium

We have audited the accompanying consolidated statements of financial position of TiGenix NV as of December 31, 2016, 2015 and 2014 and the related consolidated income statements and statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TiGenix NV at December 31, 2016, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Zaventem, Belgium

April 6, 2017

/s/ Veerle Catry

BDO Bedrijfsrevisoren Burg. Ven. CVBA

Auditor

Represented by Veerle Catry

consolidated financial statements

Consolidated income statements

		Years ended December 31,
Thousands of euros except per share data	Notes	2016	2015	2014
CONTINUING OPERATIONS
Revenues
Royalties	6	395	537	338
License revenues	6	25,000	–	–
Grants and other operating income	6	1,395	1,703	5,948
Total revenues		26,790	2,240	6,286
Research and development expenses	7	(21,454)	(19,633)	(11,443)
General and administrative expenses	7	(8,363)	(6,683)	(7,406)
Total operating charges		(29,817)	(26,316)	(18,849)
Operating Loss		(3,027)	(24,076)	(12,563)
Financial income	8	156	148	115
Interest on borrowings and other finance costs	8	(7,288)	(6,651)	(1,026)
Fair value gains	8	11,593	–	60
Fair value losses	8	–	(6,654)	–
Impairment and gains/(losses) on disposal of financial instruments	8	–	(161)	–
Foreign exchange differences, net	8	232	1,000	1,101
Profit (Loss) before taxes		1,666	(36,394)	(12,313)
Income tax benefits	9	2,136	1,325	927
Profit (Loss) for the year from continuing operations		3,802	(35,069)	(11,386)
DISCONTINUED OPERATIONS
Loss for the year from discontinued operations	10	–	–	(1,605)
Profit (Loss) for the year		3,802	(35,069)	(12,990)
Attributable to equity holders of TiGenix		3,802	(35,069)	(12,990)
Basic income (loss) per share (euro) from continuing operations	11	0.02	(0.21)	(0.08)
Diluted income (loss) per share (euro) from continuing operations from	11	0.02	(0.21)	(0.07)
Basic and diluted loss per share from discontinued operations (euro)	11	–	–	(0.01)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
Thousands of euros	2016	2015	2014

Profit (Loss) for the year	3,802	(35,069)	(12,990)
Items of other comprehensive income that may be reclassified subsequently to the income statement
Currency translation differences	(327)	(1,006)	(925)
Other comprehensive Loss	(327)	(1,006)	(925)
Total comprehensive Income (Loss)	3,475	(36,075)	(13,915)
Attributable to equity holders of TiGenix	3,475	(36,075)	(13,915)

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statements of financial position

		As at December 31,
Thousands of euros	Notes	2016	2015	2014
ASSETS
Intangible assets	12	46,584	48,993	34,172
Property, plant and equipment	13	1,642	484	601
Available-for-sale investments	14	–	–	161
Other non-current assets	15	3,855	4,764	1,874
Non-current assets		52,081	54,241	36,808
Inventories	16	244	365	102
Trade and other receivables	17	2,737	3,033	1,734
Current tax assets	9	1,588	1,147	927
Other current financial assets	18	1,582	2,403	878
Cash and cash equivalents		77,969	17,982	13,471
Current assets		84,120	24,930	17,113
TOTAL ASSETS		136,201	79,171	53,921

EQUITY AND LIABILITIES
Share capital	19	25,996	17,730	16,048
Share premium	19	166,630	112,750	100,118
Accumulated deficit		(116,201)	(120,002)	(87,041)
Other reserves		3,254	2,667	5,632
Equity attributable to equity holders		79,679	13,145	34,757
Total equity	19	79,679	13,145	34,757
Financial loans and other payables	20	29,084	40,084	10,652
Deferred tax liability	21	–	24	29
Other non-current liabilities – Contingent consideration	22	7,311	12,029	–
Non-current liabilities		36,395	52,137	10,681
Current portion of financial loans	20	5,412	4,611	2,256
Other financial liabilities	20	350	985	671
Trade and other payables	23	5,147	3,349	2,352
Other current liabilities	24	3,671	4,944	3,204
Other current liabilities – Contingent consideration	24	5,547	–	–
Current liabilities		20,127	13,889	8,483
TOTAL EQUITY AND LIABILITIES		136,201	79,171	53,921

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated STATEMENTS OF cash flowS

		Years ended December 31,
Thousands of euros	Notes	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(3,027)	(24,076)	(12,563)
Adjustments for:
Depreciation, amortisation and impairment expenses		3,201	4,393	3,113
Share-based compensation		914	149	459
Grants revenues	6	(725)	(855)	(5,522)
Contingent consideration	22	829	–	–
Other		89	62	(923)
		1,281	(20,327)	(15,436)
Movements in working capital:
(Increase)/decrease in inventories		120	(263)	(25)
(Increase)/decrease in trade and other receivables		498	(852)	(1,092)
(Increase)/decrease in other financial assets		–	–	(58)
Increase in trade and other payables		1,798	996	96
Increase/(decrease) in other current liabilities		(1,299)	872	3,301
Cash (used in)/provided by operations		2,400	(19,574)	(13,214)
Income taxes received		1,147	–	–
Cash flow from discontinued operations	10	–	–	(153)
Net cash (used in) / provided by operating activities		3,548	(19,574)	(13,367)
CASH FLOWS FROM INVESTING ACTIVITIES
Interests received		–	–	57
Acquisition of property, plant and equipment	13	(1,499)	(33)	(40)
Acquisition of intangible assets	12	(631)	(587)	(315)
Proceeds from disposal of property, plant and equipment		32	–	4
(Increase)/decrease of other non-current assets		1,787	(1,090)	112
(Increase)/decrease of other current financial assets		821	(1,570)	–
Acquisition of subsidiaries, net of cash acquired	4	–	(1,154)	–
Cash flow from discontinued operations	10	–	–	3,490
Net cash (used in) / provided by investing activities		510	(4,434)	3,307
CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from issuance of equity instruments of the Company	19	67,862	8,658	(415)
Issuance costs equity increase	19	(5,716)	(441)	–
Net proceeds from financial loans		948	–	9,583
Repayments of financial loans		(3,833)	(2,729)	(246)
Repayments of other financial liabilities		–	(163)	(874)
Proceeds from government grants		138	1,532	880
Proceeds from issuance of convertible notes	20	–	25,000	–
Issuance costs convertible notes	20	–	(1,127)	–
Interests paid		(3,470)	(2,207)	(960)
Net cash provided by financing activities		55,929	28,523	7,969
Net increase/(decrease) in cash and cash equivalents		59,987	4,515	(2,091)
Cash and cash equivalents at beginning of the year		17,982	13,471	15,565
Effect of currency translation on cash and cash equivalents		–	(4)	(3)
Cash and cash equivalents at end of year		77,969	17,982	13,471

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated statementS of changes in equity

					Other reserves
Thousands of euros except share data	Numbers of shares	Share capital	Share premium	Accumulated deficits	Equity-settled employee benefits reserve	Translation reserves	Total Equity
At January 1, 2014	160,476,620	16,048	100,125	(74,049)	6,284	(186)	48,222
Loss for the year	–	–	–	(12,990)	–	–	(12,990)
Other comprehensive loss	–	–	–	–	–	(925)	(925)
Total comprehensive loss	–	–	–	(12,990)	–	(925)	(13,915)
Other	–	–	11	–	–	–	11
Transaction costs	–	–	(19)	–	–	–	(19)
Share-based compensation	–	–	–	–	459	–	459
At December 31, 2014	160,476,620	16,048	100,118	(87,041)	6,744	(1,110)	34,757
Loss for the year	–	–	–	(35,069)	–	–	(35,069)
Other comprehensive loss	–	–	–	–	–	(1,006)	(1,006)
Total comprehensive loss	–	–	–	(35,069)	–	(1,006)	(36,075)
Issuance of shares	16,827,967	1,682	13,073	–	–	–	14,755
Transaction costs	–	–	(441)	–	–	–	(441)
Share-based compensation	–	–	–	2,108	(1,959)	–	149
Other	–	–	–	–	(1)	1	–
At December 31, 2015	177,304,587	17,730	112,750	(120,002)	4,784	(2,117)	13,145
Profit for the year	–	–	–	3,801	–	–	3,801
Other comprehensive loss (Note 19.3)	–	–	–	–	–	(327)	(327)
Total comprehensive income	–	–	–	3,801	–	(327)	3,474
Issuance of shares (Note 19.1)	82,651,778	8,265	59,596	–	–	–	67,861
Transaction costs (Note 19.1)	–	–	(5,716)	–	–	–	(5,716)
Share-based compensation (Notes 19.2, 25)	–	–	–	–	914	–	914
At December 31, 2016	259,956,365	25,996	166,630	(116,201)	5,698	(2,444)	79,679

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED Financial STATEMENTS

1. General information

TiGenix (the “Company”, and together with its subsidiaries, the “Group”, “we” or “us”) is a leading European cell therapy company with an advanced clinical stage pipeline of adult stem cell programs. The stem cell programs are based on proprietary validated platforms of allogeneic expanded stem cells targeting autoimmune, inflammatory and heart diseases. Built on solid pre-clinical and CMC packages, they are being developed in close consultation with the European Medicines Agency.

As a result of this activity, the Group has developed some different products which are in different stages of approval and/or potential sale.

TiGenix most advanced product is Cx601 which finalized its Phase III. This product has been developed to treat complex perianal fistulas in patients with Crohn’s disease. The product has met the primary endpoint of this trial at Week 24 of treatment which has allowed TiGenix to file for European marketing authorization in 2016.

On July 4, 2016 TiGenix entered into a licensing agreement with Takeda, a pharmaceutical company leader in gastroenterology, whereby Takeda acquired an exclusive right to commercialize Cx601 for complex perianal fistulas in Crohn’s patients outside of the U.S.

Another developed product is Cx611 which has successfully concluded a Phase IIa trial in rheumatoid arthritis, and is now in development for a Phase Ib/IIa study in severe sepsis secondary to severe community-acquired pneumonia.

Effective as of July 31, 2015, TiGenix acquired Coretherapix, whose lead cellular product, AlloCSC-01, is currently in a Phase II clinical trial in acute myocardial infarction (AMI). In addition, the second product candidate from the cardiac stem cell-based platform acquired from Coretherapix, AlloCSC-02, is being developed in a chronic indication.

ChondroCelect®, for cartilage repair in the knee, was the first cell-based product approved in Europe. Due to the regulatory environment TiGenix has withdrawn the Marketing authorization for ChondroCelect and came to an agreement with Sobi, Finnish Red Cross and Pharmacell for the early termination of their existing commercial relationships.

As explained in notes 3 and 10, the Company has accounted the ChondroCelect activities as discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sales and Discounted Operations.

TiGenix is a limited liability company incorporated and domiciled in Belgium. The registered office is located at Romeinse straat 12, bus 2, 3001 Leuven, Belgium.

The consolidated financial statements of the Group for the three years ended December 31, 2016, 2015, 2014 were approved and authorized for issue on April 5, 2017 in accordance with a resolution of the Company’s board of directors.

2. Summary of significant accounting policies

Basis of preparation

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union.

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all of the years presented, unless otherwise stated.

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Group’s consolidated financial statements, taken as a whole, are concerned. All amounts are presented in thousands of euros, unless otherwise indicated, rounded to the nearest 1,000 euro.

The financial statements have been prepared on the basis of the historical cost method. Any exceptions to the historical cost method are disclosed in the valuation rules described hereafter.

The preparation of financial statements in compliance with IFRS requires the use of certain critical accounting estimates. It also requires the Group’s management to exercise judgment in applying the Group’s accounting policies. The areas where significant judgments and estimates have been made in preparing the financial statements and their effect are disclosed in note 3.

Alternative measures not defined in IFRS

TiGenix uses the operating loss measure in its decision-making, because it provides information useful to assess the Group’s performance, solvency and liquidity. This measure should not be viewed in isolation or as an alternative to the measures presented according to the IFRS.

Operating loss is calculated by excluding from the profit/loss for the year before taxes exclusively the financial results, that is, all results derived from interest income and expenses, impairment and reversal of impairment of financial instruments, foreign exchange differences, changes in fair values and variation of the contingent consideration of the business combinations.

Liquidity

The Group is subject to a number of risks similar to those of other pre-commercial stage companies, including uncertainty of product development and generation of revenues, dependence on outside sources of capital, risks associated with research, development, testing, and obtaining related regulatory approvals of its pipeline products, dependence on price reimbursement decisions from national authorities or insurance providers, dependence on third party manufacturers, suppliers and collaborators, successful protection of intellectual property, competition with larger, better-capitalized companies, successful completion of the Group’s development programs. Ultimately, the attainment of profitable operations is dependent on future events, including obtaining adequate financing to fulfill its development activities and generating a level of revenues adequate to support the Group’s cost structure.

The Group has experienced net losses and significant cash outflows from cash used in operating activities over the past, and as at December 31, 2016 had an accumulated deficit of 116.2 million euros, a profit for the year of 3.8 million euros and net cash provided by operating activities of 3.5 million euros.

The Group has sufficient funds to continue operating for the next 12 months, but will require significant additional cash resources to initiate new clinical trials related to its pipeline and to continue seeking regulatory approval of its pipeline. The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Group’s cost structure.

To support the Group’s financial performance, management has undertaken several initiatives.

On March 14, 2016, the Company raised 23.8 million euros in gross proceeds through a private placement of 25,000,000 new shares at a subscription price of 0.95 euros per share. The New Shares were placed through an accelerated book building with institutional investors in Belgium and abroad at a price of EUR 0.95 per share. (See note 19).

On July 4, 2016, Takeda and TiGenix entered into an exclusive worldwide ex-U.S. license, development and commercialization agreement for Cx601, a suspension of allogeneic adipose-derived stem cells (eASC) injected intra-lesionally for the treatment of complex perianal fistulas in patients with Crohn’s disease.

Following Marketing Authorization in the European Union, Takeda will become the marketing authorization holder and will be responsible for all commercialization and regulatory activities. Takeda will also be responsible for additional development activities of Cx601 for the indication of complex perianal fistulas in Crohn’s disease. TiGenix will retain the rights to develop Cx601 in new indications.

During July 2016, TiGenix received a non-refundable upfront cash payment of 25.0 million euros in execution of this agreement as consideration for a license of the intellectual property, which amount has been recognized as License revenue in the Income Statement as per December 31, 2016. In addition, the Company is eligible to receive regulatory and sales milestone payments for up to a potential total of 355 million euros and double digit royalties on net sales by Takeda.

On December 15, 2016, TiGenix raised 34.1 million euros gross proceeds from its initial public offering in the United States from the sale of 2,300,000 American Depositary Shares (“ADSs”), representing 46,000,000 ordinary shares, at a price to the public of USD 15.5 per ADS. (See note 19).

In addition, on December 20, 2016, TiGenix exercised the option under the License Agreement enabling it to require Takeda to make a 10.0 million euros equity investment. Takeda subscribed 11,651,778 new ordinary shares at an issuance price of 0.86 euros per share.

The Group will continue to consider additional business opportunities to allow us to develop our pipeline and generate additional revenues. We expect to use any capital obtained from such fund raisings or other arrangements to further develop our product candidates.

As at December 31, 2016, the Group had cash and cash equivalents of 78.0 million euros.

The future viability of the Group is dependent on its ability to generate cash from operating activities, to raise additional capital to finance its operations or to successfully obtain regulatory approval to allow marketing of the Group’s products. The Group’s failure to raise capital as and when needed could have a negative impact on its financial condition and ability to pursue its business strategies.

The consolidated financial statements do not include any adjustments due to this uncertainty relating to the recoverability and classification of recorded asset amounts and classification of liabilities.

a)	Changes to IFRS during the period

The standards and interpretations listed below have become effective for annual periods beginning on 1 January 2016. While the list of new standards is provided as follows, not of all them are applicable to the Company and those applicable have had no significant impact on TiGenix financial statements as at 31 December 2016:

-	Annual Improvements to IFRSs 2012-2014 Cycle

-	Amendments to IAS 1 – Disclosure Initiative

-	Amendments to IAS 16 and IAS 38 – Clarification of Acceptable Methods of Depreciation and Amortization

-	Amendments to IAS 16 and IAS 41- Agriculture: Bearer Plants

-	Amendments to IAS 27- Equity Method in Separate Financial Statements

-	Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment Entities : Applying the Consolidation Exception

-	Amendments to IFRS 11- Accounting for Acquisition of Interests in Joint Operations

b)	Standards issued by the IASB but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

-	IFRS 9 Financial Instruments

-	IFRS 14 Regulatory Deferral Accounts

-	IFRS 15 Revenue from Contracts with Customers (including its clarifications)

-	IFRS 16 Leases

-	IFRIC 22 – Foreign Currency Transactions and Advance Consideration

-	Annual Improvements to IFRSs 2012-2014 Cycle

-	Amendments to IAS 7 - Disclosure Initiative

-	Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses –

-	Amendments to IAS 40 – Transfers of investments properties

-	IFRS 2 Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

-	Amendments to IFRS 4: Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts

-	Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

For relevant standards listed above we expect the following impacts:

•	IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

IFRS 9 requires the Company to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Company expects to apply the simplified approach and record lifetime expected losses on all trade receivables.

The Company plans to adopt the new standard on the required effective date. The Company expects no significant impact on its balance sheet and equity.

The Company does not expect a significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9.

•	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. The Company plans to adopt the new standard on the required effective date. The Company has performed a preliminary assessment of IFRS 15, which is subject to changes arising from a more detailed ongoing analysis. Once the analysis is performed the transition method will be chosen. Based on the current sales contracts, both methods are feasible from implementation perspective and we do not expect a significant impact in the implementation. Furthermore, the Company is considering the clarifications issued by the IASB in April 2016 and will monitor any further developments.

The Company is in the business of providing licenses to produce stem cell programs and their relating manufacturing process, when applicable.

(a)	Licenses sales

License is expected to be sold when developed, so it will be a right to use the entity’s intellectual property as it exists at the point in time in which the license is granted, which results in revenue that is recognized at a point in time. This accounting treatment will not differ from current accounting practices.

Contracts with customers are expected to have royalties-based sales. IFRS 15 requires that royalties received in exchange for licenses of intellectual property are recognized at the later of when the subsequent sale or usage occurs and the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated is satisfied (or partially satisfied). We do not expect that this accounting treatment will differ from current practices.

(b)	Performance obligations

In some circumstances the Group sells the license and the related manufacturing process. Based on the analysis performed by the entity both, license and manufacturing process are separate performance obligations as the manufacturing process of the product is sold separately at customer requests, and for a determined period of time until the customer is self-sufficient in the production.

(c)	Variable consideration

Some contracts with customers provide variable considerations depending on some country’s approvals for the sale of the product. As revenue cannot be reliably measured, the Company defers revenue recognition until the uncertainty is resolved.

IFRS 15 requires the estimated variable consideration to be constrained to prevent over-recognition of revenue. Even though variable consideration is subject to be estimated, under IFRS 15 it will be constrained as it does not depend on TiGenix to obtain such approval and there are no past experience based on the fact that products are being commercialized in such countries for the first time.

The Company continues to assess individual contracts to determine the estimated variable consideration and related constraint. The Group does not expect that application of the constraint may result in more revenue being recognized than is under current IFRS.

(d)	Presentation and disclosure requirements

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS.

The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in Company’s financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2016 the Company developed and started testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

•	IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019 (subject to endorsement by the European Union). Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

During 2017 the Company plans to assess the potential effect of IFRS 16 on its consolidated financial statements. To see the volume of operating leases please refer to note 28.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company. Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Company loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Company had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Foreign currency translation

In preparing the financial statements of each group entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise.

IAS 21.15 states that an entity may have a monetary item that is receivable from or payable to a foreign operation. An item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the entity's net investment in that foreign operation. Such monetary items may include long-term receivables or loans. Financial statements that include the foreign operation and the reporting entity, such exchange differences shall be recognized initially in other comprehensive income instead of profit or loss in financial results.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into euros using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (translation reserves).

On the disposal of a foreign operation (i.e., a disposal of the Group’s entire interest in a foreign operation), or a disposal involving loss of control over a subsidiary that includes a foreign operation, all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

Segment information

The Group’s activities are in one segment: biopharmaceuticals. The Group is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate line of business or separate business entity has been identified with respect to any of the product candidates or geographical markets.

Geographical information is further disclosed in note 27.

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Group, liabilities incurred by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred, except for costs to issue debt or equity securities, which are recognized in accordance with IAS 32 and IAS 39.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except for deferred tax assets and liabilities arising from the assets acquired and liabilities assumed (which are recognized and measured in accordance with IAS 12), assets and liabilities relating to employee benefit arrangements (which are recognized and measured in accordance with IAS 19), liabilities or equity-instruments related to the replacement of the acquiree’s share-based payment arrangements (which are recognized and measured in accordance with IFRS 2) and assets that are classified as held for sale (which are recognized and measured in accordance with IFRS 5).

Goodwill is measured as the excess of the sum of the consideration transferred (including the fair value of the contingent consideration), the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. These fair values are generally based on risk-adjusted future cash flows discounted using appropriate interest rates. The fair values are reviewed on a regular basis, at least annually, and any changes are reflected in the income statement.

Revenue and other income recognition

Revenue from sale of products is recognized when:

•	the ownership of the products is transferred to the buyer;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from the royalties related to the sale of the ChondroCelect is recognized when implantation has occurred. Provisions for rebates, product returns and discounts to customers are provided for as reductions to revenue in the same period as the related royalties are recorded.

Government grants and government loans

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attached to them and that the grants will be received.

•	Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statement of financial position and transferred to profit or loss (under “other operating income”) on a systematic and rational basis over the useful lives of the related assets.

•	Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss (under “grants and other operating income”) in the period in which they become receivable.

The benefit of a government loan at a below-market rate of interest is treated as a government grant, (measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates). Only when there is sufficient assurance that the Group will comply with the conditions attached to it, the grants will be recognized in profit or loss (under “other operating income”). Determination of the appropriate amount of grant income to recognize involves judgments and estimates that the Company believes are reasonable, but it is possible that actual results may differ from the Company’s estimates. When the Company receives the final written reports, identifying satisfaction of the requirements of the grantor, to the extent not received within a reasonable time frame following the end of the period, the Company records any differences between estimated grant income and actual grant income in the next reporting period once the Company determines the final amounts. During the period that these benefits cannot be considered as grants due to the insufficient assurance that all the conditions have been met, these grants will be included in the liabilities as financial loans and other payables.

Revenue recognition in respect of license arrangements

The Company recognizes revenue from licensing arrangements which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration receivable is allocated amongst the separate units of accounting based on their respective fair values and the applicable revenue recognition criteria are applied to each of the separate units. If not separable, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

The Company may enter into licensing and collaboration agreements for supply and distribution for its product. The terms of the agreements may include non-refundable signing and licensing fees, milestone payments and royalties on any product sales derived from licensing arrangements. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. License fees are recognized as revenue when persuasive evidence of an arrangement exists, the Company has transferred to the licensee the risks and rewards of the product, the Company retains neither continuing managerial involvement nor effective control over the product sold, the fee is fixed or determinable, delivery or performance has substantially completed and collection is reasonably assured. The delivery of a license is to be deemed substantially completed when the licensee can use, license, exploit, develop and obtain a profit from it without further licensor's involvement.

The Company analyses and separates the different performance obligations and how they will be remunerated. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue will be recognized over their performance. Milestone payments are immediately recognized as revenue when the condition is met, when performance obligations related to that milestone are fulfilled and if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Repair and maintenance costs are charged to the income statement as incurred. Gains and losses on the disposal of property, plant and equipment are included in other income or expense. Depreciation is charged so as to write off the cost or valuation of assets over their useful lives, using the straight-line method pro rata in the year of purchase, on the following basis:

•	(laboratory) equipment: five years

•	IT hardware: three years

•	furniture: five years

•	leasehold improvements: lower of lease term and useful life

•	leases: lower of lease term and useful life.

Assets in the course of construction for production, supply or administrative purposes are carried at cost, less any recognized impairment loss. Cost includes professional fees and, for qualifying assets, capitalized borrowing costs. Such assets are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Intangible assets

Internally-generated intangible assets–research & development expenditure

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development is recognized to the extent that all of the factors for capitalization have been satisfied as specified in IAS 38:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

•	The intention to complete the intangible asset and use or sell it.

•	The ability to use or sell the intangible asset.

•	How the intangible asset will generate probable future economic benefits.

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the various expenses needed to generate the related intangible assets. Amortization starts from the date when the intangible asset first meets the recognition criteria listed above. These intangible assets are amortized on a straight-line basis over their estimated useful life (ten years). Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Intangible assets acquired through a business combination

Intangible assets, including in-process research & development projects, acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets (except for in-process research & development projects) acquired in a business combination are reported at cost less accumulated amortization and impairment losses. Such intangible assets are amortized over their useful economic lives, which will depend on their related patent life (up to fifteen years). Goodwill arising from business combinations is not amortized but reviewed annually for impairment.

Subsequent to initial recognition, in-process research & development projects acquired in a business combination are reported at cost and are subject to annual impairment tests until the date the projects are available for use, at this moment the in-process research & development projects will be amortized over their remaining useful economic lives, which will depend on their related remaining patent life.

Patents, licenses and other similar intangible assets acquired separately

Costs related to the register of internally-generated intangible assets (patents) are recognized as intangible assets.

These patents and licenses are amortized over their useful lives on a straight-line basis as from the moment they are available for use. Estimated useful life is based on the lower of the contract life or the economic useful life (five years).

Computer software

Software licenses and software development costs are measured at purchase cost and are amortized on a straight-line basis over the economic useful life (three years).

Impairment of tangible and definite-lived intangible assets (other than goodwill)

At each balance sheet date and at each interim reporting date, the Group analyses whether there is any indication that any of its assets may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and also whenever there is an indication that the asset might be impaired. The recoverable amount is the higher of fair value less costs to sell and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is immediately recognized as an expense. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized as income. (See note 12)

Leases

Leases are considered finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the asset to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognized at the start of the lease term as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The financial costs need to be allocated to each term of the lease period so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are expensed.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also charged to income on a straight-line basis over the lease term.

Financial assets

Financial assets are classified into the following specified categories: financial assets ‘at fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables.’ The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

The Company currently has receivables and AFS financial assets.

Available-for-sale financial assets are non-derivatives that are either designated as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity investments are measured at cost less any identified impairment losses at the end of each reporting period.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including trade and other receivables, receivables from reverse repurchase agreements, bank balances and cash) are measured at amortized cost using the effective interest method, less any impairment. For the purposes of the cash flow statements, cash and cash equivalents comprise cash on hand and deposits held on call with banks. In the balance sheet, bank overdrafts, if any, are included in other current financial liabilities.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	breach of contract, such as a default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re-organization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

For certain categories of financial assets, such as trade receivables, assets are assessed for impairment on a collective basis even if they were assessed not to be impaired individually. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period, as well as observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If the Group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, the Group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Inventories

Raw materials, consumables and goods purchased for resale are valued at the lower of their cost determined according to the FIFO-method (first-in-first-out) or their net realizable value.

The cost of finished goods comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to the present location and condition.

Non-current assets (disposal groups) held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether the Group will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

The results of operations disposed during the period are included in the consolidated statement of comprehensive income up to the date of disposal.

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

Discontinued operations are presented in the consolidated statement of comprehensive income as a single line which comprises the post-tax profit or loss of the discontinued operation along with the post-tax gain or loss recognized on the re-measurement to fair value less costs to sell or on disposal of the assets or disposal groups constituting discontinued operations.

Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable result differs from “profit/(loss) before tax” as reported in the consolidated income statement because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period. In 2016 TiGenix SAU applied the Patent box legislation in relation to revenues obtained through the license deal with Takeda. Under this regime, qualified incomes are exempt of Income taxes.

Deferred taxes are recognized using the “balance sheet liability method” for temporary differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit.

Deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax assets and liabilities are measured based on the expected manner of realization or settlement of assets and liabilities, using tax rates that have been enacted or substantively enacted at the balance sheet date.

In the course of 2013, to be applied retrospectively as from January 1, 2013, a new Spanish tax law became applicable resulting in the possibility that eligible companies could claim certain research and development investment tax credits instead of deducting them from their taxable base and carrying them forward until the expiration date. The same law provides that the applicant must obtain an audit report from an independent 3rd party certifying that R&D activities were performed and were reported as eligible for this purpose and certifying to the accuracy of the cost incurred and reported as elegible for this purpose. The Company recognizes this income at the time in which it receives these reports in connection with this activity.

Financial liabilities

The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was acquired. The Group’s accounting policy for each category is as follows:

Fair value through profit or loss

This category comprises derivatives with a negative fair value (see “Financial assets” for derivatives with a positive fair value) and financial liabilities designated at fair value through profit or loss.

They are carried in the consolidated statement of financial position at fair value with changes in fair value recognized in the consolidated income statement. Other than these derivative financial instruments, the Group does not have any liabilities held for trading nor has it designated any financial liabilities as being at fair value through profit or loss. The Group currently has no non-derivative financial liabilities that are accounted for at fair value through profit or loss.

On March 6, 2015 the Company issued senior, unsecured convertible bonds.

As a result of the possible modifications that may result from the application of the conversion features, the undetermined conversion price at launch (and thus the undetermined value of the Ordinary Note at launch) fails to meet the fixed-for-fixed requirement for the recognition of the conversion features as equity and thus the convertible bonds are recorded as a liability. At the issuance date it was not possible to determine a fixed number of ordinary shares of TiGenix in case the bondholders convert their bonds into shares. This is due to the fact that the conversion price is not fixed. As a consequence, the embedded derivative cannot be considered as equity. Therefore the bonds meet the definition of a hybrid instrument under IAS 39, so the bonds are accounted for as two instruments, the host contract (the “Ordinary Note”) and an embedded derivative (the “Warrant”).

The Ordinary Note is measured at amortized cost in accordance with IAS 39 using its effective interest rate and the warrant is considered as a financial derivative liability measured at fair value with changes in fair value recognized immediately in profit or loss. (See note 3 Derivative financial instruments)

The Group issued in 2014 warrants related to one of the Group loans which meet the definition of a derivative financial liability. These warrants were issued in connection with the loan facility agreement with Kreos Capital IV (UK), and contain an option for the holders to put the warrants back to the Company for cash. The warrants are options over the shares of the Company, but are derivatives that must be measured at fair value through profit or loss, and not own equity instruments of the Company, because of the cash settlement alternative. The Group determined the initial fair value of the warrants using a Black-Scholes valuation model. A portion of the issue amount of the loan corresponding to this initial fair value of the warrants was allocated to the warrants and the remaining balance of the proceeds received were allocated to the loan, which is then measured at amortized cost. The effective interest rate method was applied to determine the effective interest rate on the loan on the basis of the initial carrying amount and the contractual cash flows of the loan (interest payments and repayment of principal). This effective interest rate is 20% compared to the contractual interest rate of 12.5%. The effective interest rate is used to accrue interest in the loan, and to amortize the difference between the initial carrying amounts of the loan to its repayment amount.

Other financial liabilities

Financial liabilities measured at amortized cost, including borrowings and ordinary notes, are initially measured at fair value, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

The Group’s financial liabilities measured at amortized cost comprise financial loans, other current financial liabilities and trade payables.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Share capital

Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new ordinary shares are presented in equity as a deduction, net of tax, from the proceeds.

Share-based payments

The Group has offered equity-settled share-based payments to employees, directors and business associates. These share-based payments are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity.

The estimate of the number of compensation plans which will be vested is revised at each reporting date. The change in estimates will be recorded as expense with a corresponding correction in equity. At the moment of exercise of the compensation plans no adjustments will be made into the share-based compensation reserve.

If a modification of a share-based payment transaction occurs and this modification increases the fair value of the equity instruments granted, measured immediately before and after the modification, the incremental fair value granted shall be included in the measurement of the amount recognized for services received as consideration for the equity instruments granted. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is included in the measurement of the amount recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, or over the vesting period if the employee is required to complete an additional period of service before becoming unconditionally entitled to those modified equity instruments.

If the terms or conditions of the equity instruments granted are modified in a manner that reduces the total fair value of the share-based payment arrangement, or is not otherwise beneficial to the employee, the services received shall continue to be accounted for as consideration for the equity instruments granted as if that modification had not occurred.

3. Critical accounting judgments and key sources of estimation uncertainty

In the application of the Group’s accounting policies, the directors are required to use certain critical accounting estimates, assumptions and judgment about the carrying amounts of certain assets and liabilities. The areas involving a high degree of judgment or complexity or areas where assumptions and estimates are significant to the consolidated financial statements are the following:

Going concern

The Group has experienced net losses and significant cash used in operating activities since our inception in 2000 except for year 2016. As of December 31, 2016, the Group had an accumulated deficit of 116.2 million euros, a profit for the year of 3.8 million euros and net cash provided by operating activities of 3.5 million euros. As of December 31, 2015, the Group had an accumulated deficit of 120.0 million euros, a loss for the year of 35.1 million euros and net cash used in operating activities of 19.6 million euros. Management expects the Group to continue to incure net losses and have significant cash outflows for at least the next twelve months. These conditions, among others, raise substantial doubt about our ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Group will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support our cost structure.

As at December 31, 2016, the Group had cash and cash equivalents of 78.0 million euros. Taking into account this liquidity position and the future milestone payments related to the licensing deal with Takeda, our board of directors is of the opinion that our liquidity position is sufficient to continue our current operations for at least 12 months.

For more information related to the expected cash flows see Note 2. Liquidity.

Business combinations and goodwill

The Group accounts for business combinations using the acquisition method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Any excess of the fair value of consideration given over the fair values of the identifiable assets and liabilities acquired is recorded as goodwill. The determination of estimated fair values of acquired intangible assets and contingent considerations, as well as the useful economic life ascribed to finite lived intangible assets, requires the use of significant judgment. The use of different estimates and assumptions to those used by the Group could result in a materially different valuation of acquired intangible assets, which could have a material effect on the Group’s results of operations.

Several methods may be used to determine the estimated fair value of intangible assets acquired in a business combination, all of which require multiple assumptions.

The Group used the relief from royalty method, which is a variant of the income valuation approach to determine the fair value of the intangibles related to the acquisition of TiGenix SAU. It is based on the principle that ownership of the intangible asset relieves the owner of the need to pay a royalty to another party in exchange for rights to use the asset.

The fair value of assets related to the acquisition of Coretherapix, S.L.U. has been determined taking into account the sum of the survival probability discounted present values of Coretherapix’s projected cash flows in each year of its key product’s development and commercialization life. See Note 4.

Goodwill is capitalized. Any impairment in carrying amount is charged to the consolidated income statement. Where the fair value of identifiable assets and liabilities exceeds the fair value of consideration paid, the excess is credited in full to the consolidated income statement on acquisition date.

The fair value of any contingent consideration at the date of acquisition is computed as the sum of the probability weighted values of the fair values of the purchase prices associated with each of the potential product development routes. The fair value of each route is in turn computed as the sum of the survival probability discounted present values of the contingent payments in each such route including the Milestone and Commercialisation Payments.

The nine routes considered in the development process of Coretherapix are the result of combining multiple variables. The structure of these routes and the probability assigned to each route are reassesed by management at every reporting period and every time the development process reaches a milestone.

Any contingent consideration included in the consideration payable for a business combination is recorded at fair value at the date of acquisition. The fair values are reviewed on a regular basis, at each reporting date, and any changes are reflected in the income statement.

Acquisition costs incurred are expensed and included in general and administrative expenses.

Recognition of government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

The benefit of a government loan at a below-market rate of interest is treated as a government grant, (measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates). Only when there is sufficient assurance that the Group will comply with the conditions attached to it, the grants will be recognized in profit or loss (under “other operating income”). Determination of the appropriate amount of grant income to recognize involves judgments and estimates that the Company believes are reasonable, but it is possible that actual results may differ from the Company’s estimates. When the Company receives the final written reports, identifying satisfaction of the requirements of the grantor, to the extent not received within a reasonable time frame following the end of the period, the Company records any differences between estimated grant income and actual grant income in the next reporting period once the Company determines the final amounts. During the period that these benefits cannot be considered as grants due to the insufficient assurance that all the conditions have been meet, these grants will be included in the liabilities as financial loans and other payables.

Revenue recognition in respect of license arrangements

Management’s assessment related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fee is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, the Company’s continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change, future operating results could be affected.

The Company analyses, at each Reporting date, any executory contract that could be onerous to account for the corresponding provision. This estimation is based on the unavoidable expected costs and expected incomes derived from the executory contract, its remaining duration and the potential exit compensation that could be included in those contracts. The above mentioned calculation also considers past performance evidences and future expected developments based on the most reliable information existing at each reporting period.

Discontinued operations

The results of operations disposed during the year are included in our consolidated statement of comprehensive income up to the date of disposal.

A discontinued operation is a component of our business that represents a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale, that has been disposed of, has been abandoned or that meets the criteria to be classified as held for sale.

Discontinued operations are presented in our consolidated statement of comprehensive income as a single line item that is comprised of the post tax profit or loss of the discontinued operation along with the post tax gain or loss recognized on the re measurement to fair value less costs to sell or on disposal of the assets or disposal groups constituting discontinued operations.

At the end of 2013, the board of directors of the Company decided to withdraw from the ChondroCelect business and to focus on the development of its platform and pipeline of allogeneic treatments, using expanded adipose-derived stem cells (eASC´s) for the benefit of patients suffering from a range of inflammatory and immunological conditions.

Consequently, TiGenix developed a single, co-ordinated plan under which discussions were entered into with one potential purchaser for the manufacturing facility and with another for the sales and marketing activities. Both of these transactions were being discussed in parallel with Pharmacell (for the manufacturing facility) and Sobi (for the sales and marketing activities). The arrangement with Pharmacell initially progressed faster, but ultimately both transactions were completed at almost the same time (30 May and 1 June 2014).

The transaction with Pharmacell included a supply contract for TiGenix to purchase the ChondroCelect product; a mirror image sales contract was entered into with Sobi. The purchase agreement with Pharmacell included a discounted price for the first three years of supply, and exactly the same prices, were included in the sales contract with Sobi.

Both the distribution agreement with Sobi and the manufacturing agreement with Pharmacell included commitments for minimum binding quantities of ChondroCelect that are required to be purchased by us and from us under the respective agreements.

The agreement with Sobi for the sales and marketing activities had a term of ten years and included the European Union (excluding Finland, where we have a pre-existing distribution agreement with Finnish Red Cross Blood Service), Switzerland, Norway, Russia, Turkey and the Middle East and North Africa region. The agreement included the transfer of staff previously employed by TiGenix to carry out those activities to Sobi, involved the payment of a licence fee (royalties) by Sobi which is calculated as a percentage of the net sales generated by Sobi of the ChondroCelect product.

Consequently, during 2014, all activities relating to the manufacture, marketing and sale of ChondroCelect were transferred to Pharmacell and Sobi through contractual arrangements which were entered into at almost the same time and were made in contemplation of each other. The effect of the arrangements is that TiGenix will received a licence fee from Sobi but, other than acting as a ‘pass through’ intermediary for the ChondroCelect product (which is purchased from Pharmacell and sold to Sobi through back to back, identical contractual arrangements), TiGenix had no involvement in activities relating to that product. From the moment the agreements came into force, the royalties paid by Sobi were registered as revenue.

The ChondroCelect operations were presented as discontinued in the income statement for 2014, the year when they were disposed of, and the preceding year.

During 2016, TiGenix reconfirms its strategic focus on its allogenic stem cell platforms.

Due to the regulatory environment around autologous chondrocyte-based cell therapy products in Europe leading to a difficult competitive landscape for ChondroCelect, together with the lack of reimbursement in key European countries, TiGenix has been prompted to initiate the withdrawal process of the Marketing Authorization for ChondroCelect® for commercial reasons.

Consequently, on July 4, 2016, TiGenix came to an agreement with Sobi for the early termination of their existing commercial relationship that was effective from June 1, 2014.

In addition to the Sobi termination, TiGenix has also terminated the Pharmacell´s manufacturing agreement of ChondroCelect. This agreement was in place since May 30, 2014 and its termination was effective on December 2016.

Impairment of assets

We review the carrying value of intangible assets with indefinitive lives for potential impairment on a periodic basis and also whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We review the carrying value of tangible assets and intangible assets with definitive lives for potential impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We determine impairment by comparing the recoverable amount to its carrying value. If impairment is identified, a loss is recorded equal to the excess of the asset’s carrying amount over its recoverable amount.

In the context of the business combination with TiGenix SAU in 2011, development costs related to product Cx601 were capitalized in an amount of 1.7 million euros. These costs were not amortized at December 31, 2015 because the product was not yet available for use and was, therefore, subject to an annual test for impairment. In July 2016, the product Cx601 (1.7 million euros) was considered as available for use and consequently subject to amortization. As a result of that, we have reclassified it from development to intellectual property. The estimated useful economic life has been determined to be 10 years, which is the remaining period for the patents related to it.

On July 31, 2015 the Group acquired 100% of the issued share capital of Coretherapix, SLU. The most significant part of the purchase price has been allocated to in-process research & development (17.4 million euros) as well as certain other intangible assets (277 thousand euros). The difference between the fair values of the assets acquired and liabilities assumed and the purchase price comprises the value of expected synergies arising from the acquisition and has been recorded as goodwill (717 thousand euros). See notes 4 and 12.

For impaired assets, we recognize a loss equal to the difference between the carrying value of the asset and its recoverable amount. The recoverable amount, being the higher of the fair value less costs to sell and value in use, is based on discounted future cash flows of the asset using a discounted rate commensurate with the risk. Estimates of future cost savings, based on what we believe to be reasonable and supportable assumptions and projections, require management’s judgment. Actual results could vary from these estimates. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Results of tests conducted during 2016 are described in note 12.

Recognition and measurement of internally-generated intangible assets

An internally-generated intangible asset is recognized if sufficient certainty can be documented that the future benefits from the development project will exceed the aggregate cost of production, development and the sale and administration of the product. A development project involves a single product candidate undergoing a high number of tests to illustrate its safety profile and the effect on human beings prior to obtaining the necessary final approval of the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the significant risk and duration of the development period related to the development of such products, management has concluded that the future economic benefits associated with a particular project cannot be estimated with sufficient certainty until the project has been finalized and the necessary regulatory final approval of the product has been obtained.

Accordingly, during 2010 and 2011, the Group has capitalized such intangible assets for the development costs related to ChondroCelect with a useful life of ten years. The Company subsequently impaired the asset for an amount of 1.1 million euros in 2015. (See note 12)

Research and Development Costs

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are periodically recognized based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

As an exception to this accounting treatment the Company capitalized development costs for Chrondrocelect during 2010 and 2011. (See note 12)

Foreign Exchange Differences

Foreign exchange differences are related to the intercompany loan (expressed in U.S. dollars) granted by TiGenix NV to its subsidiary, TiGenix Inc. The exchange difference arises as a result of the translation of the intercompany loan in TiGenix NV. As the dollar appreciated during the year, the receivable in TiGenix NV has increased recognizing an exchange difference.

Management is of the opinion that under the strategy of Cx601 in the United States, where we currently expect TiGenix Inc. to play a role, TiGenix Inc. will be able to settle the intercompany loan in the foreseeable future. As a consequence, the arisen exchange difference is recognized in financial results in the consolidated income statements, instead of recognizing it in the consolidated statements of comprehensive income. (See note 5.4)

Deferred taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Tax losses carried forward and other tax credits relate to the parent and subsidiaries that all have a history of losses and do not expire, except for other tax credits of 22.6 million euros related to TiGenix SAU, TiGenix NV and Coretherapix SLU (see note 21). These tax credits may not be used to offset taxable income elsewhere in the Group.

With respect to the net operating losses of the Group, no deferred tax assets have been recognized, given that there is uncertainty as to the extent to which these tax losses will be used in future years.

As explained in note 9 the Company has made application of certain research and development investment tax incentives and recognized a receivable of 3.8 million euros in consideration of incentives applied for 2014 and 2015.

Derivative financial instruments

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately.

Pursuant to the terms and conditions of the loan facility agreement that we entered into with Kreos, on April 22, 2014, an extraordinary meeting of our shareholders issued and granted 1,994,302 new cash settled warrants, including a put option to Kreos Capital IV (Export Fund). These warrants have been designated at fair value through profit or loss. The Company recognizes the warrants, including the put option, as one instrument, because the Company believes that the put option is unconditionally linked to the warrant. Because the issued warrants can be settled in cash, the instrument is considered as a financial derivative liability measured at fair value with changes in fair value recognized immediately in profit or loss.

In May 2015, Kreos Capital exercised the above mentioned put option and executed one third of the warrants (EUR 163.333). As from January 2016, the remaining two thirds of the warrants put option have lapsed due to the increase in the price of the share which makes this amount no longer exercisable by Kreos Capital.

The measurement of the warrant at fair value is based on the Black-Scholes option pricing model taking into account the following variables:

•	The share price.

•	The strike price.

•	The volatility of the share has been determined based on historical stock prices of our shares.

•	The dividend yield, which has been estimated as zero, as we have never paid a dividend due to the past experience of losses.

•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.

•	The risk free interest rate, which has been calculated based on the discount curve composed based on liquid euro deposit rates (for periods shorter than one year) and futures (typically for maturities between one and six years).

We will continue to use judgment in evaluating the risk-free interest rate, dividend yield, duration and volatility related to our cash-settled warrant plan on a prospective basis and incorporating these factors into the Black-Scholes option pricing model. If in the future we determine that other methods are more reasonable and provide better results, or other methods for calculating these assumptions are prescribed by authoritative guidance, we may change or refine our approach, and our share-based payment expense in future periods could change significantly.

Pursuant to the terms and conditions of the convertible bonds issued on March 6, 2015, the warrant will be reflected at any reporting period at its fair value. Measurement of the fair value will be determined using methodologies such as Black-Scholes, binominal lattices or Monte Carlo simulations. In this particular case, the Conversion Features are complex and render Black-Scholes and binominal trees inapplicable. The measurement of the warrant at fair value is based on a Monte Carlo valuation model.

The Resetting and the Early Redemption clauses embedded in the Instrument result in the Conversion Price being dependent upon an unknown share price path.

-	The Conversion Price depends on the evolution of the share price through the Resetting period.

-	The Early Redemption Clause will, for certain share price paths compel noteholders, to accelerate conversion in order to avoid the loss on the Warrant value that would result from the Instrument being called by Issuer.

Such Conversion Features cannot be factored into a fixed Conversion Price continuous or discrete model, such as Black-Scholes or binomial lattices, respectively.

On the other hand, a Monte Carlo model can indeed incorporate not only the market parameters such as volatility, risk-free interest rates and share price, but all the contractual characteristics of the Warrant such as Present Date (31/12/2016), Conversion Date (06/03/18), Present Price (0.71), Conversion Price (0.8983), Interest rate annual (-0.24%), Reference Period Days (303), Nº of iterations (10,000), Annual Volatility (48.976%), Conversion price Reset, Early Redemption, Average Conversion Price (0.8982) and Nº of anticipated redemptions (1,472).

Introducing into the model an additional random variable to factor in the possibility of a change of control (“CoC”) event was not appropriate as it would assume that such random variable can reasonably be modelled on the basis of any factual information.

The value of the Warrant in the event of CoC was determined using the same Monte Carlo model but with a deterministic and pre-defined CoC date estimated by Management.

The final value of the Warrant was then calculated as the probability-weighted values derived from the valuation of the Warrant in (i) the non-change of control and (ii) in the change of control scenarios. The probabilities assigned to the non-CoC and CoC scenarios as of December 31, 2016 were 0% and 100%, respectively . A sensibility analysis, changing probabilities assigned to non-CoC and CoC scenarios, has been performed by the Company. There is no significant impact in the valuation of the Warrant when changing these scenarios.

Share-based payment arrangements

The Group used the Black-Scholes model to estimate the fair value of the share-based payment transactions. Using this model requires management to make assumptions with regard to volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are further disclosed in note 25 and are estimated as follows:

•	Volatility is estimated based on the average annualized volatility of the TiGenix share price;

•	Estimated life of the warrant is estimated to be until the first exercise period;

•	The dividend return is estimated by reference to the historical dividend payment of the Group. Currently, this is estimated to be zero, because no dividend has been paid since inception.

4. Business Combination - Acquisition of Coretherapix

On July, 31 2015 the Group acquired 100% of the issued share capital of Coretherapix, SLU (“Coretherapix”) as well as certain Coretherapix receivables with a nominal value of 3.3 million euros from its sole shareholder, Genetrix, S.L.

Coretherapix is a Spanish privately-owned early-stage pharmaceutical company engaged in the development of myocardial regeneration therapies for the prevention of the effects of cardiovascular disease during the acute and chronic stages of the acute myocardial infarction and congestive heart failure.

The board of directors believes that the acquisition of Coretherapix allows TiGenix to expand its clinical programs and broadens the potential of both platforms of allogeneic cell therapy products, which significantly helps TiGenix towards its goal of leading the cell therapy space in the world. TiGenix expands its pipeline of clinical stage assets, enters the cardiovascular indications and gets access to a new platform of allogeneic stem cells of different origin, which significantly strengthens its competitive position in the cell therapy sector.

All of the shares of Coretherapix, SLU and part of the receivables Genetrix had with Coretherapix on July 31, 2015 were contributed in return for the issuance of 7.7 million of ordinary shares of TiGenix (6.1 million euros, being the market value of TiGenix shares as listed on Euronext on that date). Part of the receivables Genetrix had with Coretherapix on July 31, 2015 (for a nominal value of 1.2 million euros) were transferred and assigned by Genetrix to TiGenix. Pursuant to the terms of the Contribution Agreement, TiGenix made cash payment of 1.2 million euros.

The following table summarizes the fair values of the assets acquired and liabilities assumed on July 31, 2015 (in thousands of euros):

In process research and development	17,374
Accounts receivable (received from Genetrix)	3,306
Other net asset acquired:
Other intangible assets	277
Property, plant and equipment	109
Other current assets	1,310
Cash	3
Financial Loans	(3,870)
Trade & other payables	(635)
Total Net Asset Acquired	17,874
Total Consideration	18,591
Goodwill on acquisition	717

Total consideration of the business combination is broken down as follows (in thousand of euros):

Cash consideration payable	1,154
Issuance of ordinary shares of TiGenix, N.V. according to the Contribution Agreement	6,093
Estimated fair value of contingent consideration	11,344
Total Purchase Price	18,591

The value of the 7.7 million of ordinary shares issued as part of the consideration paid for 100% of Coretherapix shares and certain receivables from Genetrix was based on a share price of 0.79 euro, the Company's share price at the date of the acquisition.

Other current assets in the net asset acquired (1.3 million euros) mainly consist of contribution to be received from the European Union and the National Cardiovascular Research Centre Foundation (CNIC) to implement the ‘Cardio Repair European Multidisciplinary Initiative (CARE - MI)’ project for million euros 0.6 million and pending amounts to be received from Spanish Tax authorities amounting EUR 0.5 million in relation to investments in R&D activities during 2013 and 2014.

Under the terms of the Contribution Agreement, assuming successful development of the lead product AlloCSC01, as per the initial agreement Genetrix could receive up to 15 million euros in new ordinary shares depending on the results of the ongoing clinical trial (after the results of the clinical trial in March 2017, this amount has been reduced to 5 million euros in new ordinary shares). Based on and subject to future sales milestones, Genetrix may receive in addition up to 245 million euros plus certain percentages of the direct net sales of the first product, or certain percentages of any third party royalties and sales milestones for the first product.

Sales milestones start when annual net sales reach 150 million euros and the last one will be payable once annual net sales are above 750 million euros. Also, Genetrix will receive a 25 million euro milestone payment per additional product reaching the market.

At December 31, 2016 a range of future outcomes based on net sales or third party royalties cannot be estimated due to the fact that the development process is still at a very preliminary stage. (Product is in a Phase I/II).

Under the acquisition method, acquisition-related transaction costs (e.g. advisory, legal, valuation and other professional fees) are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total acquisition-related transaction costs amounted to 0.3 million euros.

The fair value of the contingent deferred elements of the purchase price of EUR 11.3 million was computed as the sum of the probability weighted values of the fair values of the purchase prices associated with each of the nine product development routes.

Management modelled these routes as a succession of decision points at which the Company decides to pursue internal development or licensing at different times, and in different circumstances such as whether the product enters into a pivotal trial or otherwise. In addition to the license/not to license decision, the decision tree was subject to results of the ongoing phase I/IIa trial. Two different options were considered: i) a fast development process under which the current Phase I/IIa phase ends at YE 2017 with a significant success and is followed by a three-year Phase II Pivotal trial that ends at YE 2020 and a two-year market approval process that ends at YE 2022, with commercialisation commencing in 2023 and ii) slow development process in which the current Phase I/IIa phase ends at YE 2017 and is followed by a three-year Phase IIb trial that ends at YE 2020, a three-year Phase III trial that ends at YE 2023 and a two-year market approval process that ends at YE 2025, commercialisation commences in 2026. In March 2017 TiGenix announced Top-Line Phase I/II results of AlloCSC-01 clinical trial.These preliminary results increase the possibilities of a slow development process and reduce the probabilities of a fast development process option.

The fair value of each route was in turn computed as the sum of the survival probability discounted present values of the contingent payments in each such route including the Milestone and Commercialisation Payments.

Significant unobservable valuation inputs considered in the model are the market penetration, the price of the product and the discount rate (15%). For the market penetration, we have evaluated a range of 20%-40% of the reperfused AMI patients with large infarcts treatable with cell therapy and falling within the indication. The price is yet unknown since there are no products out there, and based on our research we have used figures in the range of 8 to 16 thousand euros. This range can only be a very rough estimation given the early stage of development of the project.

Factors ultimately affecting the price will include:

-	the product’s final efficacy and safety profile;

-	the definition of the final clinical indication that is approved; and

-	the evolution of several factors that may influence the willingness to pay of the health systems.

The final efficacy and safety profile will be a result of the clinical trial results in the chosen indication. Currently we have completed a Phase IIa focused on safety and a better approximation will only be available after a subsequent efficacy trial.

The final indication itself will depend on the ability to focus the clinical trials on populations representing a high-unmet clinical need for which clinical benefit is demonstrable in the aforementioned efficacy trials.

Finally, the willingness to pay will be affected first by budget impact considerations driven by the evolution of target population epidemiology (affected by factors such as the impact of non-smoking regulations, diet habits, improved primary and secondary prevention and new standards of care) and secondly by regulatory and economic drivers (e.g. different health technology assessment requirements, public funding availability etc).

Significant increase (decrease) in the market penetration and price of the product would result in higher (lower) fair value of the contingent consideration liability, while significant increase (decrease) in the discount rate would result in lower (higher) fair value of the liability.

As at December 31, 2015 and 2016, a reconciliation of fair value measurement of the contingent consideration liability is provided below (in thousand of euros):

As at July 31, 2015	-
Liability arising on business combination	11,344
Fair value changes recognized in profit or loss (Financial expenses)	685
As at December 31, 2015	12,029
Fair value changes recognised in profit or loss (Operating expenses)	829
As at December 31, 2016	12,858

At year-end 2016, management reassessed the fair value of the contingent consideration by updating the underlying assumptions such as increasing the probabilities of the slow track route and updating the milestone payments. Unlike the change in fair value as at December 31, 2015 which was solely driven by the time value of money and therefore presented in the financial result, we consider that the main triggers for the change in fair value of the contingent consideration for the year 2016 are due to the new information on the development process of AlloCSC001. As a result these fair value changes have been presented as research and development expenses.

Significant unobservable valuation inputs when updating fair value at year end are discount rate, market penetration and price of the product. These are those to which the fair value of the liability is most sensitive. The potential effect of changes in this inputs are the following: i) discount rate (10% increase/decrease would have an impact of -0.8/1.0 million euros); ii) market penetration (10% increase/decrease would have an impact of 1.1/-0.4 million euros); iii) price of the product (10% increase/decrease would have an impact of 1.1/-0.4 million euros).

In accordance with IFRS standards, TiGenix has allocated the purchase price, and has calculated the fair values of the assets acquired and liabilities assumed, in accordance with generally applied valuation rules in the sector.

The measurements of fair value attributed to the underlying acquired intangible assets were 17.4 million euros. The fair value of the underlying acquired intangible assets was computed as the sum of the probability weighted values of the fair values corresponding to nine possible product development routes. The fair value of each such route was in turn computed as the sum of the survival probability discounted present values of Coretherapix’s projected cash flows in each year of its key product’s development and commercialisation life.

The discount and probability of survival rates used were the same for the valuation of the underlying intangible assets and contingent deferred elements of the purchase price.

A deferred tax liability of 1.5 million euro was recorded as per December 31, 2015 on the fair value of the in process research and development acquired. Coretherapix had sufficient unused tax losses carried forward to absorb the impact of this deferred tax liability. (See note 21)

As per December 31, 2015, the contribution of Coretherapix to the consolidated statement of income amounted to 1.4 million euros losses and 2 thousand euros of revenues. If Coretherapix would have consolidated from January 1, 2015, the consolidated statement of income would have included revenues of 0.7 million euros and losses of 2.5 million euros.

5. Financial instruments and financial risk management

The principal financial instruments used by the Group, from which financial risk arises, are as follows:

•	Available-for-sale financial assets

•	Other non-current assets

•	Trade receivables

•	Other current financial assets

•	Derivative financial instruments

•	Cash and cash equivalents

•	Financial Loans and other payables. Other financial liabilities

•	Trade payables

Capital risk management

The Group policy with respect to managing capital is to safeguard the Group’s ability to continue as a going concern and to obtain an optimal capital structure over time.

Categories of financial instruments

		As at December 31,
Thousands of euros	Notes	2016	2015	2014
Financial assets
Loans, receivables and cash and cash equivalents		85,134	26,837	16,726
Cash and cash equivalents (including cash balances in disposal group held for sale)		77,969	17,982	13,471
Other non-current assets	16	3,855	4,764	1,874
Trade receivables	18	1,728	1,687	627
Other current financial assets	19	1,582	2,404	754
Available-for-sale financial assets	15	–	–	161
Financial liabilities
Amortized cost		34,982	32,421	13,496
Financial loans	20	10,268	11,777	12,308
Convertible notes (ordinary note)	20	21,548	18,840	–
Trade payables	23	3,166	1,804	1,188
Fair value through profit or loss		15,587	26,351	671
Convertible notes (Warrant)	20	2,379	13,337	–
Other financial liabilities	20	350	985	671
Other liabilities contingent consideration	23	12,858	12,029	–

Fair value of financial instruments

		As at December 31, 2016
Thousands of euros	Notes	Carrying amount	Fair value	Fair value hierarchy
Financial assets
Loans and receivables		3,855	3,855
Other non-current assets		3,855	3,855	Level 2
Financial liabilities
Amortized cost		31,816	40,898
Financial loans	21	10,268	13,436	Level 2
Convertible notes (ordinary note)	21	21,548	27,462	Level 2
Fair value through profit or loss		15,587	15,587
Convertible notes (Warrant)	21	2,379	2,379	Level 3
Other financial liabilities	21	350	350	Level 2
Other liabilities contingent consideration	23	12,858	12,858	Level 3

		As at December 31, 2015
Thousands of euros	Notes	Carrying amount	Fair value	Fair value hierarchy
Financial assets
Loans and receivables		4,764	4,764
Other non-current assets		4,764	4,764	Level 2
Financial liabilities
Amortized cost		30,617	44,005
Financial loans	21	11,777	16,180	Level 2
Convertible notes (ordinary note)	21	18,840	27,825	Level 2
Fair value through profit or loss		26,351	26,351
Convertible notes (Warrant)	21	13,337	13,337	Level 3
Other financial liabilities	21	985	985	Level 2
Other liabilities contingent consideration	23	12,029	12,029	Level 3

	As at December 31, 2014
Thousands of euros	Carrying amount	Fair value	Fair value hierarchy
Financial assets
Loans and receivables	1,874	1,874
Other non-current assets	1,874	1,874	Level 2
Available-for-sale financial assets	161	161	Level 2
Financial liabilities
Amortized cost	12,308	11,856
Financial loans	12,308	11,856	Level 2
Fair value through profit or loss	671	671
Other financial liabilities	671	671	Level 2

The fair values of the financial assets and financial liabilities measured at amortized cost in the statement of financial position have been determined in accordance with generally accepted pricing models based on discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk.

At December 31, 2016 the market credit risk for a company such as TiGenix has been determined at 3.03%. This discount rate has been used to determine the fair values of the financial liabilities at amortized cost as per December 31, 2016.

At December 31, 2015 the market credit risk for a company such as TiGenix was determined at 4.97%. This discount rate has been used to determine the fair values of the financial liabilities at amortized cost as per December 31, 2015.

The fair value of the financial liabilities at amortized cost was calculated based on a discount rate of 21%, for the year ending December 31, 2014, reflecting the market credit risk for a company such as TiGenix in development stage at that time.

The evolution of the market credit risk as from 2014 is the consequence of a significant improvement in TiGenix's rating in the market. At December 31, 2016, TiGenix´s rating was BB while at the end of 2014 the rating was CC which means an improvement of the rating with seven steps in the rating scale.

The fair value of other liabilities contingent consideration is explained in note 4.

The current financial assets and liabilities are not included in the table above as their carrying amounts approximate their fair values.

Financial risk management objectives

The Group coordinates access to financial markets, monitors and manages the financial risks relating to the operations through internal risk reports that analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk and liquidity risk.

The Group does not use any derivative financial instruments to hedge risk exposures.

Currency risk

The Group may be subject to limited currency risk. The Group’s presentation currency is the euro, in addition to which we are exposed to the U.S. dollar. The Company tries to match foreign currency cash inflows with foreign currency cash outflows. The Company has not engaged in hedging of the foreign currency risk via derivative instruments.

The Group’s financial assets and financial liabilities were denominated in the following currencies:

	EUR			USD			GBP			CHF		Total
	As at			As at			As at			As at		As at
	December 31			December 31			December 31			December 31		December 31
Thousands of euros	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2016	2015	2014
Financial assets
Cash and cash equivalents (including held for sale)	77,320	17,749	13,204	524	54	73	123	179	194	2	–	77,969	17,982	13,471
Trade receivables	1,728	1,687	603	–	–	24	–	–	–	–	–	1,728	1,687	627
Total Financial assets	79,048	19,436	13,807	524	54	97	123	179	194	2	-	79,697	19,669	14,098
Financial liabilities
Trade payables	2,184	1,731	844	955	33	91	27	5	254	–	35	3,166	1,804	1,188
Other liabilities contingent consideration	12,858	12,029	–	–	–	–	–	–	–	–	–	12,858	12,029	–
Borrowings	34,846	45,680	13,579	–	–	–	–	–	–	–	–	34,846	45,680	13,579
Total financial liabilities	49,888	59,440	14,423	955	33	91	27	5	254	-	35	50,870	59,513	14,767

The Group’s exposure is only limited to pounds sterling, U.S. dollars and Swiss-francs.

Except for the currency effect, mentioned below, in relation to the intercompany loan with TiGenix Inc, there is limited external currency exposure, and therefore no sensitivity analysis has been performed.

Despite the limited external currency exposure, the income statement presents an important amount of foreign exchange differences that is mainly related to the intercompany balance in USD between TiGenix and its subsidiary in the United States, TiGenix Inc. As TiGenix Inc is required to repay this outstanding loan within the foreseeable future such amounts are recorded in the income statement. For 2016 the exchange rate effect amounted to 0.2 million euros.

Interest rate risk

The Group is exposed to very limited interest rate risk, because the vast majority of the Group’s borrowings is at fixed interest rates and only a very limited part is at floating interest rates. Therefore, the Group’s exposure to interest risk is not material.

The sensitivity analysis has been determined based on the exposure to interest rates for borrowings at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year. A fifty basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group has one debt with a floating rate. It concerns one roll-over credit facilities (from 2007) for an original amount of 0.4 million euros used for the acquisition of manufacturing equipment in the United States. The borrowing has a remaining maturity of 6 months and carries a floating interest rate of three-month Euribor + 1.40%. The outstanding amount for this borrowing per December 31, 2016 was 20 thousand euros (2015: 60 thousand euros; 2014: 0.1 million euros). (See note 20).

Liquidity risk

The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

The following table details the Group’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

Thousands of euros	Interest rate	Within 1 year	2 years	3 years	4 years	5 years	6 years	After 6 years	Total

As at December 31, 2016
Non interest bearing	N/A	471	471	471	471	471	405	490	3,251
Fixed interest rate borrowings	1.46%	675	675	675	675	675	675	1,688	5,739
Fixed interest rate borrowings	0.33%	–	–	49	139	139	139	506	972
Floating interest rate borrowings	Euribor 3M + 1.40%	20	–	–	–	–	–	–	20
Fixed interest rate borrowings (Kreos)	12.5%	3,973	1,324	–	–	–	–	–	5,297
Fixed interest rate borrowings (Bonds)	9.0%	2,250	26,125	–	–	–	–	–	28,375
Leasings	N/A	63	74	–	–	–	–	–	137
Other financial liabilities	N/A	350	–	–	–	–	–	–	350
Total		7,803	28,669	1,196	1,285	1,285	1,219	2,684	44,142
As at December 31, 2015
Non interest bearing	N/A	468	471	471	471	471	471	895	3,718
Fixed interest rate borrowings	1.46%	563	675	675	675	675	675	2,363	6,301
Floating interest rate borrowings	Euribor 3M + 1.40%	40	20	–	–	–	–	–	60
Fixed interest rate borrowings (Kreos)	12.5%	3,973	3,973	1,117	–	–	–	–	9,063
Fixed interest rate borrowings (Bonds)	9.0%	2,250	2,250	26,125	–	–	–	–	30,625
Other financial liabilities	N/A	985	–	–	–	–	–	–	985
Total		8,279	7,389	28,388	1,146	1,146	1,146	3,258	50,753
As at December 31, 2014
Non interest bearing	N/A	225	342	328	328	328	328	987	2,866
Floating interest rate borrowings	Euribor 3M + 1.40%	40	40	20	–	–	–	–	100
Fixed interest rate borrowings	1.46%	451	563	675	675	675	675	3,038	6,752
Fixed interest rate borrowings	12.5%	3,086	3,973	3,973	1,117	–	–	–	12,150
Other financial liabilities	N/A	671	–	–	–	–	–	–	671
Total		4,473	4,918	4,996	2,120	1,003	1,003	4,025	22,539

On March 6, 2015, the Company issued senior, unsecured convertible bonds due 2018 for a total principal amount of 25 million euros. The bonds are issued and will be redeemed at 100% of their principal amount and have a coupon of 9% per annum, payable semi-annually in arrear in equal instalments on March 6 and September 6 of each year. The first interest payment date was on September 6, 2015. Final maturity date is March 6, 2018. More information can be found in note 20.

Additionally, on December 20, 2013, the Group entered into a loan facility agreement of up to 10.0 million euros with Kreos. The loan was drawn in three tranches (5.0 million euros by February 3, 2014; 2.5 million euros by May 31, 2014; and 2.5 million euros by September 30, 2014).

As part of the consideration for this debt financing agreement, in April 2014 the Group issued a warrant plan to Kreos Capital IV (Expert Fund). The warrant plan consisted of 1,994,302 warrants that were issued with an exercise price of 0.75 euros exercisable immediately and which expire in April 2019. The warrants also include a put option that authorizes Kreos Capital IV (Expert Fund) to return the warrants to the Company and to settle the warrants in cash at any time during the repayment term of the Kreos loan, provided that (i) the put option can only be exercised in three equal tranches of each one third of the total number of warrants; (ii) no more than one tranche can be exercised in a twelve month period; (iii) the put option cannot be exercised if, at the time of the proposed exercise, the price of a share of the Company is higher than 0.9957 euros; and (iv) the put option shall lapse and can no longer be exercised if the average stock price per share in the Company on each trading day included in any period of thirty (30) consecutive calendar days during the duration of the warrant plan exceeds 0.9957 euros. In May 2015, Kreos Capital IV (Expert Fund) exercised the first tranche of the put option of the Kreos Warrant Plan, equivalent to 664,767 warrants. In the meantime, the put option has lapsed in accordance with the afore-mentioned item (iv).

The loan is measured at amortized cost in accordance with IAS 39. At initial recognition of the loan, the nominal amount of the loan is decreased with the transactions costs related to the loan which also includes the amount of the warrants allocated to the tranches. The interest rate is the effective interest rate (20.16%).

The warrants, including the put option, are accounted for as one instrument (not separating the put option from the warrants) and at issuance had a fair value of 0.7 million euros. Since Kreos Capital IV (Expert Fund) has the option to settle the warrants in cash, the instrument is considered as a financial derivative liability measured at fair value with changes in fair value recognized immediately in profit or loss. The measurement of the warrant at December 31, 2016 at fair value is based on a Black-Scholes valuation model taking into account following inputs: share price (0.71 euros), strike price (0.7449 euros), volatility of the share (66.6%), duration (2.31 years) and risk free interest rate (-0.16%). At December 31, 2016, the warrants (excluding the put option that elapsed) amount to 0.4 million euros.

The measurement of the warrant (including the put option) at December 31, 2015 at fair value was based on a Black-Scholes valuation model taking into account following inputs: share price (1.19 euros), strike price (0.74 euros), volatility of the share (66.7%), duration (3.31 years) and risk free interest rate (0.10%).

Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group’s exposure is continuously monitored, and the aggregate value of transactions concluded is spread among approved counterparties.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of financial assets. The Group does not hold any collateral as security.

More information on the trade receivables can be found in note 17 to the consolidated financial statements.

Market risk

The Group is exposed to market risk. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include the derivate instruments linked to the finance agreement with Kreos and those embedded in the convertible bonds issued on March 6, 2015.

The measurement of the Kreos warrants at December 31, 2016 at fair value is based on a Black-Scholes valuation model taking into account following inputs: share price (0.71 euros), strike price (0.7449 euros), volatility of the share (66.6%), duration (2.31 years) and risk free interest rate (-0.16%).

The inputs with the most significant effect on the fair value calculation of the Kreos warrants are the value and volatility of TiGenix’s shares. The potential effect of using reasonable assumptions (Black-Scholes formula) for changes in these inputs are the following: i) share price (10% increase/decrease would have an impact of 65/-62 thousand of euros) ii) volatility of the shares (10% increase/decrease would have an impact of 34/-35 thousand of euros).

Pursuant to the terms and conditions of the convertible bonds issued on March 6, 2015, the measurement of the warrant at fair value shall be reflected at any time at its fair value as determined by direct observation.

The inputs with the most significant effect on the fair value calculation are the value and volatility of TiGenix’s shares. The potential effect of using reasonable assumptions (Black-Scholes formula) for changes in these inputs are the following: i) share price (10% increase/decrease would have an impact of 238 thousand euros/-38 thousand euros) ii) volatility of the shares (10% increase/decrease would have an impact of 238 thousand euros/ -238 thousand euros).

6. Revenues

	Years ended December 31,
Thousands of euros	2016	2015	2014
Royalties	395	537	338
License revenues	25,000	—	—
Grant revenues	725	855	5,522
Other income	670	848	426
Total revenues	26,790	2,240	6,286

License revenues

On July 4, 2016, Takeda and TiGenix entered into an exclusive worldwide ex-us license, development and commercialization agreement for Cx601, a suspension of allogeneic adipose-derived stem cells (eASC) injected intra-lesionally for the treatment of complex perianal fistulas in patients with Crohn’s disease.

The terms of the agreement includes the transfer of the use of the license of the product in exchange of a non-refundable licensing fee of 25.0 million euros, milestone payments for new authorizations in new territories for production and selling the product and royalties on any product sales derived from the arrangement. These multiple element arrangements have been analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. License revenues are recognized when all significant risks and rewards derived from the ownership and right of use of the license in its current state have been transferred to the customer, for those other milestones not yet reached because there are some pending performance obligations to be satisfied or because there are future approvals, which do not depend only in the Company performance, the revenues are not recognized. The Company has analyzed and separated the different performance obligations and how will they be remunerated. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue will be recognized over their performance. Milestone payments are immediately recognized as revenue when the condition is met, when performance obligations related to that milestone are fulfilled and if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

7. Operating charges

The operating charges consist of the following elements:

Research and development expenses

	Years ended December 31,
Thousands of euros	2016	2015	2014
Employee benefits expenses	5,000	3,500	2,425
Depreciation, amortization and impairment losses	3,115	3,725	1,997
Lab fees and other operating expenses	9,265	8,868	4,548
Other expenses	4,074	3,540	2,473
Total	21,454	19,633	11,443

General and administrative expenses

	Years ended December 31,
Thousands of euros	2016	2015	2014
Employee benefits expenses	3,949	2,772	2,980
Depreciation and amortization expense	89	668	758
Services and other sundry expenses	3,240	2,227	2,530
Other expenses	1,085	1,016	1,137
Total	8,363	6,683	7,406

Employee benefits expenses and mandate contractors

The employee benefits expenses included in the Research and development expenses and the General and administrative expenses lines of the income statements can be detailed as follows:

	Years ended December 31,
Thousands of euros	2016	2015	2014
Wages, salaries, fees and bonuses	6,968	5,097	5,164
Social security cost	889	624	865
Group & Hospitalization insurance	97	43	105
Share-based compensation	914	148	451
Other expenses	82	360	243
Total	8,949	6,272	6,828
of which included in discontinued operations	—	—	1,064

At year-end, the number of employees (full-time equivalents) from continuing operations was as follows:

	As at December 31,
Number of employees and mandate contractors	2016	2015	2014
Research and development staff	56	43	33
General and administrative staff	24	20	16
Total	80	63	49

For further details about the share-based compensation plans, see note 25.

8. Financial result

	Years ended December 31,
Thousands of euros	2016	2015	2014
Interest income on bank deposits	19	10	23
Fair value gains	11,593	-	60
Other interest income	137	138	92
Total financial income	11,749	148	175
Interest on borrowings	(6,985)	(6,525)	(982)
Fair value losses	-	(6,654)	--
Impairment and losses on disposal of financial instruments	-	(161)	-
Other finance costs	(303)	(126)	(44)
Total financial expenses	(7,288)	(13,466)	(1,026)
Net foreign exchange differences	232	1,000	1,101
Financial result	4,693	(12,318)	250

9. Income tax benefits

The income tax benefit in 2016 of 2.1 million euros (1.3 million euros in 2015) corresponds to a tax incentive related to the tax Law 14/2013 of September 27, 2013 for entrepreneurs in Spain that allows TiGenix SAU to receive in cash the tax deductions obtained from R&D activities. These incentives need to be revised and approved by the tax authorities and TiGenix management do not recognize the profit until the revision process is fully complied and approval obtained. As the Company has received the approval reports for 2014 and 2015, it has applied for the reimbursement and recognized receivables (current and non-current) of 3.8 million euros of its tax credits reported in 2014 and 2015.

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Years ended December 31,
Thousands of euros	2016	2015	2014
Profit/(Loss) before taxes	1,666	(36,394)	(12,313)
Income tax expense calculated at 33.99%	566	(12,370)	(4,185)
Effect of income that is exempt from taxation	-	(2)	(7)
Effect of expenses that are not deductible	43	63	791
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	(121)	11,303	3,018
Effect of different tax rates in foreign jurisdictions	(488)	1,006	383
Effect of the incentives of Spanish Tax Law 14/2013	2,136	1,325	927
Total	2,136	1,325	927

The deferred taxes are further detailed in note 21.

10. Discontinued operations

At the end of 2013, the board of directors decided to discontinue the ChondroCelect operations. As such and as negotiations to sell the Dutch manufacturing facility were significantly advanced, the Group recognized an impairment of 0.7 million euros at December 31, 2013, which was included in Loss for the period from discontinued operations.

During the first half of 2014, the discontinuation of the ChondroCelect operations was successfully completed through the combination of the sale of the Dutch manufacturing facility and a licensing agreement on the marketing and distribution rights of the ChondroCelect operations.

On May 30, 2014, the Group completed the sale of TiGenix B.V., our Dutch subsidiary, which held our manufacturing facility, to PharmaCell, a leading European contract manufacturing organization active in the area of cell therapy, for a total consideration of 4.3 million euros. Under the terms of the share purchase agreement with PharmaCell, we received an upfront payment of 3.5 million euros when the sale became effective on May 30, 2014 and will receive a final payment of 0.8 million euros (recognized at its present value of 0.6 million euros) after three years. At the end of 2013 an impairment test in respect of the Dutch manufacturing facility was conducted and 0.7 million euros were recognized as a loss. During the first half of 2014 and after the sale of the plant was completed, the Company registered an additional loss on disposal of 1.1 million euros which was included in Loss for the period from discontinued operations.

On June 1, 2014, TiGenix completed the licensing of the marketing and distribution rights of ChondroCelect to Sobi, the international specialty healthcare company dedicated to rare diseases. Sobi marketed and distributed the product within the European Union (excluding Finland, where we have a pre-existing distribution agreement with Finnish Red Cross Blood Service), Switzerland, Norway, Russia, Turkey and the Middle East and North Africa region. TiGenix received in return royalties on the net sales of ChondroCelect, and Sobi reimbursed nearly all of TiGenix’s costs associated with the product.

Based on a contract manufacturing agreement with our former subsidiary, now owned by PharmaCell, the Company was entitled to a cost relief amounting up to a maximum of 1.5 million euros on purchases during the first three years since the effective date of the manufacturing agreement. Based on the distribution contract with Sobi, this cost relief was transferred to Sobi on ChondroCelect sales with the same maximum of 1.5 million euros during the same period. Both the manufacturing agreement with our former subsidiary now owned by PharmaCell and the distribution agreement with Sobi included commitments for minimum binding quantities of ChondroCelect that were required to be purchased by us and from us under the respective agreements. If Sobi’s actual purchases were lower than the required minimum, we were entitled to receive payment from Sobi up to a maximum undiscounted amount of 8.8 million euros spread over a period of 3.5 years and would had been required to pass on such payment to PharmaCell.

The effect of the Pharmacell and Sobi arrangements is that TiGenix acted as a “pass through” intermediary for the ChondroCelect product (which is purchased from Pharmacell and sold to Sobi through back-to-back, identical contractual arrangements). This means that following IAS 18.IE21, TiGenix was acting as an agent and not as a principal as it relates to the reimbursement of cost for the manufacturing activities. The amounts collected on behalf of the principal were offset against the amounts paid on behalf of the principal.

In the table below, a detail of the loss for the period 2014 from discontinued operations (which mainly includes the sales & marketing operations of ChondroCelect and the Dutch manufacturing facility) is set forth in previous years. Were the ChondroCelect sales and marketing operations to be presented as continuing operations, the below line items related to revenues and those specific expenses should have to be added to the corresponding line items from continuing operations on the consolidated income statement of 2014.

Analysis of loss for the period from discontinued operations

Thousands of euros	2014 (*)
Revenue	3,527
Expenses	(4,991)
Operating expenses related to the sales & marketing	(1,904)
Operating expenses related to the Dutch manufacturing facility	(1,971)
Impairment losses related to the Dutch manufacturing facility	–
Loss on disposal related to the Dutch manufacturing facility	(1,116)
Other income and expenses	(141)
Loss before taxes	(1,605)
Attributable income tax expense	–
Total	(1,605)
Basic and diluted loss per share from discontinued operations (in euro)	(0.01)

(*) Figures for 2014 related only to 5 months of ChondroCelect

Cash flows from discontinued operations

Thousands of euros	2014
Cash flows from operating activities	(153)
Cash flows from investing activities	3,490
Net cash flows from discontinued operations	3,336

11. Earnings per share

The calculation of the basic net earning per share is based on the loss/profit attributable to the holders of ordinary shares and the weighted average number of ordinary shares outstanding during the period.

The Group offers its employee’s share-based compensation benefits (see note 25), which may have a dilutive effect on the basic earning per share. For the purpose of calculating diluted earning per share, the number of ordinary shares shall be the weighted average number of ordinary shares plus the weighted average number of ordinary shares that would be issued in case of conversion into ordinary shares of all instruments that can be converted into ordinary shares.

On February 20, 2017, the Company issued 5,505,477 new warrants of which 4,802,477 have already been granted at the moment of issuing this registration document.

However, during 2014 and 2015 due to the losses incurred by the Group, these instruments had an anti-dilutive effect on the loss per share. Instruments that can be converted into ordinary shares shall only be treated as dilutive when their conversion into ordinary shares would decrease earnings per share or increase loss per share from continuing operations.

	Years ended December 31,
Thousands of euros except share and per share data	2016	2015	2014
CONTINUING AND DISCONTINUED OPERATIONS
Profit/(Loss) for the period for the purpose of basic earnings per share	3,802	(35,069)	(12,990)
Weighted average number of shares for the purpose of basic earnings per share	199,946,147	164,487,813	160,476,620
Basic income (loss) per share from continuing and discontinued operations (in euros)	0.02	(0.21)	(0.08)
CONTINUING OPERATIONS
Profit/(Loss) for the period for the purpose of basic earnings per share	3,802	(35,069)	(11,386)
Weighted average number of shares for the purpose of basic earnings per share	199,946,147	164,487,813	160,476,620
Basic income (loss) per share from continuing operations (in euros)	0.02	(0.21)	(0.07)
DISCONTINUED OPERATIONS
Loss for the period for the purpose of basic earnings per share	–	–	(1,605)
Weighted average number of shares for the purpose of basic earnings per share	199,946,147	164,487,813	160,476,620
Basic loss per share from discontinued operations (in euros)	–	–	(0.01)
POTENTIAL DILUTIVE INSTRUMENTS
Number of share-based options (out-of-the-money)	5,098,316	34,937,688	6,864,248
Number of shared-based options (in-the-money)	32,680,195	3,045,235	1,724,730
Weighted average number of shares for the purpose of diluted earnings per share	232,626,342	167,533,048	162,201,350
Diluted income (loss) per share from continuing and discontinued operations (in euros)	0.02	(0.21)	(0.08)

12. Intangible assets

Thousands of euro	Development	Goodwill	Intellectual property	Patents and licences	Software	Total
COST
Balance at January 1, 2014	2,507	–	41,117	1,380	1,122	46,126
Additions–separately acquired	–	–	–	315	–	315
Disposals	(49)	–	–	–	–	(49)
Reclassification	2,613	–	(2,613)	–	–	–
Balance at December 31, 2014	5,071	–	38,504	1,695	1,122	46,393
Additions–separately acquired	–		13	574	–	587
Coretherapix acquisition	17,374	717	–	277	–	18,368
Balance at December 31, 2015	22,445	717	38,517	2,546	1,122	65,347
Additions–separately acquired	–	–	–	617	15	631
Disposals	–	–	–	(412)	–	(412)
Reclassification	(1,714)	–	1,714	–	–	–
Balance at December 31, 2016	20,731	717	40,231	2,750	1,137	65,567
ACCUMULATED AMORTISATION AND IMPAIRMENT
Balance at January 1, 2014	(837)	–	(7,310)	(454)	(1,118)	(9,719)
Amortisation expense	(222)	–	(2,102)	(137)	(2)	(2,463)
Effect of foreign exchange differences	(87)	–	–	–	–	(87)
Disposals	49	–	–	–	–	49
Balance at December 31, 2014	(1,097)	–	(9,412)	(591)	(1,120)	(12,221)
Amortisation expense	(240)	–	(2,565)	(206)	(2)	(3,012)
Impairment loss	(1,121)	–	–	–	–	(1,121)
Balance at December 31, 2015	(2,458)	–	(11,977)	(797)	(1,122)	(16,354)
Amortisation expense	–	–	(2,653)	(118)	(4)	(2,774)
Eliminated on disposals	–	–	–	146		146
Balance at December 31, 2016	(2,458)	–	(14,630)	(769)	(1,126)	(18,984)
Carrying amount at December 31, 2014	3,973	–	29,092	1,104	2	34,172
Carrying amount at December 31, 2015	19,987	717	26,540	1,749	–	48,993
Carrying amount at December 31, 2016	18,273	717	25,601	1,981	11	46,584

The Company recognized during 2011 and 2010 development costs for ChondroCelect. They were amortized over their useful life of 10 years. No additional development costs for ChondroCelect were capitalized after 2011. The Company has registered in 2015 an impairment on this asset amounting to 1.1 million euros (corresponding to its net carrying amount prior to its impairment).

On July 31, 2015 the Group acquired 100% of the issued share capital of Coretherapix, SLU. The most significant part of the purchase price has been allocated to in-process research & development (17.4 million euros) as well as certain other intangible assets (277 thousand euros). The difference between the fair values of the assets acquired and liabilities assumed and the purchase price comprises the value of expected synergies arising from the acquisition and has been recorded as goodwill (717 thousand euros). See note 4.

The asset recognized as a consequence of this business combination is currently not amortized, because it is not yet available for use and is, therefore, subject to an annual test for impairment. Group management has implemented an annual procedure to identify any possible impairment on net assets and goodwill allocated by CGU with respect to the recoverable amount thereof. The fair value less cost to sell of the Coretherapix unit was calculated as the present value of the cash flows resulting from the financial projections discounted at a rate that takes into account the assets' specific risks, the average cost of the liabilities and the Group's target financial structure covering a fifteen-year period. The period considered in the model exceeds five years because the first year of sales was estimated to be 2023 and the peak year of sales to be 2029. The estimate on the post discount rate has been updated at December 31, 2016. As a result, a range between 13% and 15% has been obtained. The post tax, tax discount rate applied to cash flow projections when estimating fair values was 15% (same as December 31, 2015)

The main variables affecting the calculation of the aforementioned projections are as follows:

-	Discount rate (15%)

-	Market Penetration

-	Price of the product

-	Development tree and possible scenarios (9 possible scenarios depending on Licensing/no Licensing; Pivotal /Not into Pivotal)

-	Licensing Milestone incomes

-	Trial and running costs

-	Year of sales (Pick year sales)

-	POS (Probability of success)

The main assumptions are based on past experience and are reviewed as part of management strategic planning cycle for changes in market conditions and sales erosion through competition.

As a result of the analyses performed, the directors considered that it was not necessary to recognise any impairment losses on intangible asset related to the cash generating unit Coretherapix.

However, significant unobservable valuation inputs are discount rate, market penetration and price of the product. These are those to which the fair value of the asset is most sensitive. The potential effect of changes in these inputs are the following: i) discount rate (10% increase/decrease would have an impact of -2.4/3.0 million euros); ii) market penetration (10% increase/decrease would have an impact of 2.5/-1.2 million euros); iii) price of the product (10% increase/decrease would have an impact of 3.4/-1.2 million euros).

In addition, intellectual property and development relate to the acquisition of TiGenix SAU in May 2011 and consist of the technology platform, included in ‘Intellectual property’ and, in-process research & development, included in ‘Development’. These intangible assets were recognized at fair value in accordance with IFRS 3–Business Combinations. The technology platform’s carrying value of 24.0 million euros at December 31, 2016 (2015: 26.5 million euros; 2014: 29.1 million euros) is amortized over its useful life of fifteen years. The remaining useful life is ten years at the end of 2016. In-process research & development at the end of 2015 amounted to 2.6 million euros and was not amortized, because it was not yet available for use. In July 2016, the product Cx601 (1.7 million euros) was considered as available for use and consequently subject to amortization. As a result of that, we have reclassified it from development to intellectual property. The estimated useful economic life has been determined to be 10 years, which is the remaining period for the patents related to it.

Intangible assets have been pledged to secure the Kreos credit facilities and the soft loans related to Madrid Network. The Group is not allowed to pledge these assets as security for other borrowings or to sell them.

At December 31, 2016, 2015 and 2014 no commitments were signed to acquire intangible assets.

13. Property, plant and equipment

Thousands of euros	IT & machinery	Furniture	Laboratory equipment	Leasehold improvements	TOTAL
COST
Balance at January 1, 2014	2,164	451	704	1,215	4,535
Additions	11	1	28	–	40
Disposals	(413)	(50)	–	–	(463)
Balance at December 31, 2014	1,763	402	732	1,215	4,113
Additions	9	4	21	-	34
Acquisition Coretherapix (Note 4)	5	14	90	-	109
Balance at December 31, 2015	1,777	421	843	1,215	4,256
Additions	46	154	481	818	1,499
Disposals	(2)	-	(1)	(879)	(881)
Balance at December 31, 2016	1,822	574	1,324	1,154	4,875
ACCUMULATED DEPRECIATION AND IMPAIRMENT
Balance at January 1, 2014	(1,825)	(365)	(547)	(921)	(3,655)
Depreciation expense	(9)	(79)	(150)	(81)	(319)
Eliminated on disposals	413	50	–	–	463
Balance at December 31, 2014	(1,422)	(394)	(697)	(999)	(3,512)
Depreciation expense	(12)	(24)	(109)	(115)	(260)
Balance at December 31, 2015	(1,434)	(419)	(806)	(1,114)	(3,772)
Depreciation expense	(11)	(38)	(131)	(6)	(186)
Eliminated on disposals	-	-	-	725	725
Balance at December 31, 2016	(1,446)	(456)	(937)	(395)	(3,233)
Carrying amount at December 31, 2014	342	10	36	213	601
Carrying amount at December 31, 2015	343	4	37	101	485
Carrying amount at December 31, 2016	377	118	387	759	1,642

During 2016, TiGenix SAU increased its leased offices in Madrid and started working to increase the capacity of its manufacturing plant (at December 31, 2016, 0.6 million euros were under construction). At December 31, 2016 there are commitments with corresponding suppliers for a total amount of 0.4 million euros. The 50% of the costs incurred to increase the current manufacturing capacity, will be paid by Takeda as per the License Agreement signed in July 2016.

On July 31, 2015 the Group acquired Coretherapix as well as certain Coretherapix property, plant and equipment with a fair value of 109 thousand euros. (See note 4).

At December 31, 2015 and 2014 there were no commitments signed to acquire property, plant and equipment.

14. Available-for-sale investments

The available-for-sale investments in 2014, consisted of the investment of TiGenix in Arcarios B.V., a spin-off established jointly with Therosteon in which the Company held 3.53% of the shares. The investment was classified as a financial asset available for sale in accordance with IAS 39–Financial Instruments: Recognition and Measurement. However, due to the fact that Arcarios B.V. is not traded on an active market and the Group is not able to measure fair value in an alternative way, the investment is carried at cost less impairment.

During 2015 the Company recognized an impairment loss for the remaining value of the Arcarios' investment (161 thousand euros) due to continuing losses incurred during recent years. The impairment has been recorded under " Impairment and gains/(losses) on disposal of financial instruments" in the accompanying consolidated income statements.

On November 30, 2016, the shareholders approved the sale of the remaining assets and started the liquidation process. As of December 30, 2016, the liquidation of Arcarios B.V. was closed and the company consequently ceased to exist.

15. Other non-current assets

The other non-current assets include guaranteed deposits in relation to soft loans obtained from Madrid Network and other guarantees for the rental of the buildings in Madrid and Leuven.

On March 6, 2015, the Company issued senior, unsecured convertible bonds due 2018 for a total principal amount of 25 million euros and with a nominal value of 100,000 euros per convertible bond. These convertible bonds must have a coupon escrow that is an amount sufficient to pay the aggregate amount of interest due on the bonds on the first four interest payment dates up to and including March 6, 2017. The corresponding amount has been transferred to an escrow account for the purpose of paying those four interest payments. This is a restricted account (this amount cannot be used for any other purpose). As of year-end 2016 the remaining amount of 1.13 million euros of interest payments has been classified as other current financial assets. More information in note 20.

In accordance with Law 14/2013 of September 27, 2013 on supporting entrepreneurs and their internationalisation (published in the Official State Gazette of September 28, 2013), TiGenix SAU and Coretherapix SLU annually request the monetization of the tax incentives related to the R&D expenses already approved by the tax authorities. The amount approved has been recognized as other non-current assets as it is not expected to be collected before 2018.

16. Inventories

The carrying amounts of the different components of the inventory are as follows:

	As at December 31,
Thousands of euros	2016	2015	2014
Raw materials and consumables	244	365	102
Total	244	365	102

17. Trade and other receivables

	As at December 31,
Thousands of euros	2016	2015	2014
Trade receivables	1,728	1,687	627
Other receivables	1,009	1,346	1,107
Recoverable taxes	582	1,346	776
Other	427	—	331
Total	2,737	3,033	1,734

The trade receivables can be detailed as follows:

	As at December 31,
Thousands of euros	2016	2015	2014
Trade receivables	1,728	1,687	714
Allowance for doubtful debts	–	–	(87)
Total	1,728	1,687	627

The aging analysis of the Group’s trade receivables at year-end is as follows:

	As at December 31,
Thousands of euros	2016	2015	2014
Not past due	1,647	847	578
Up to three months	6	210	29
Three to 6 months	26	630	–
Six to twelve months	–	–	20
More than one year	49	–	–
Total	1,728	1,687	627

The movement in the allowance for doubtful debts is detailed below:

	As at December 31,
Thousands of euros	2016	2015	2014
Balance at January 1	–	87	114
Impairment losses recognized	–	–	41
Amounts recovered during the year	–	–	(35)
Impairment losses reversed	–	(87)	(32)
Balance at December 31	–	–	87

How credit risk is managed is described in section 5 of the consolidated financial statements.

18. Other current financial assets

Other current financial assets mainly include 1.13 million euros of restricted cash in relation to interest payments to be executed in the short term with respect to the Convertible Bonds issued on March 6th, 2015. (See note 15).

19. Equity

Share Capital

The share capital of TiGenix amounts to 26.0 million euros at December 31, 2016 (2015: 17.7 million euros; 2014: 16.0 million euros), represented by 259,956,365 shares (2015: 177,304,587 shares; 2014: 160,476,620 shares). The Company’s shares have no par value. The holders of TiGenix shares are entitled to receive dividends as declared and to one vote per share at the shareholders’ meeting of the Company. All shares issued are fully paid.

The Company has never declared or paid any dividend on its shares. In the future, the Company’s dividend policy will be determined by its board of directors and may change from time to time. Any declaration of dividends will be based upon the Company’s earnings, financial condition, capital requirements and other factors considered important by the board of directors. Belgian law and the Company’s articles of association do not require the Company to declare dividends. Currently, the board of directors expects to retain all earnings, if any, generated by the Company’s operations for the development and growth of its business and does not anticipate paying any dividend in the near future.

The change in the number of shares during the year is as follows:

Number of shares	2016	2015	2014
Balance at January 1,	177,304,587	160,476,620	160,476,620
Capital increase–contribution in kind	–	7,712,757	–
Capital increase–contribution in cash	82,651,778	9,115,210	–
Balance at December 31,	259,956,365	177,304,587	160,476,620

During 2016, the share capital of the Company has been increased three times:

Share Capital	Nº of shares	Nominal value	Thousand of euros

Capital increase March 10, 2016	25,000,000	0.10	2,500
Capital increase December 15, 2016	46,000,000	0.10	4,600
Capital Increase December 29, 2016	11,651,778	0.10	1,165
Total Increase of share capital in 2016	82,651,778		8,265

Share premium	Nº of shares	Nominal value	Thousand of euros

Capital increase March 10, 2016	25,000,000	0.85	21,250
Capital increase December 15, 2016	46,000,000	0.642	29,512
Capital Increase December 29, 2016	11,651,778	0.758	8,834
Total Increase	82,651,778		59,596
Transaction costs			(5,716)
Total increase share premium in 2016			53,880

•	25,000,000 shares were issued pursuant to a capital increase on March 10, 2016 (23.75 million euros gross proceeds)

•	46,000,000 shares were issued pursuant to a Nasdaq IPO on December 15, 2016 (34.1 million euros gross proceeds).

•	11,651,778 shares were issued pursuant to the capital increase of 10.0 million euros from Takeda on December 29, 2016.

Transaction costs related to these capital increases amounted to 5.7 million euros.

During 2015, the share capital of the Company had been increased four times:

•	7,712,757 shares were issued pursuant to the acquisition of Coretherapix, SLU on July 31, 2015 (See note 4)

•	4,149,286 shares were issued pursuant to a contribution in cash on November 27, 2015 (3.9 million euros).

•	4,956,894 shares were issued pursuant to a contribution in cash on December 3, 2015 (4.7 million euros).

•	The capital increase of 903 euros on December 14, 2015 following the exercise of 9,030 warrants.

Transaction costs related to these capital increases amounted to 441 thousand euros.

Equity-settled employee benefits reserve

The equity-settled employee benefits reserve relates to share options granted by the Group to its employees under its employee share option plan. Further information about share-based payments to employees is set out in note 25.

Translation reserves

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (the euro) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating the net assets of foreign operations) are reclassified to profit or loss on the disposal of the foreign operation (see note 8).

TiGenix Inc is the only group entity of which the financial statements are not expressed in euros. At December 31, 2016 the negative equity (10.8 million dollars) of TiGenix Inc is translated into euros at the historical exchange rate (Euro/Dollar) while the rest of the statement of financial position is translated at the closing rate of December 31, 2016. TiGenix Inc has a significant intercompany liability in US dollars (10.8 million euros) with TiGenix NV. As the dollar appreciated during last years against the euro, liabilities in euro have been significantly increased while past year results (equity) remain constant with the same value they had when consolidated in those years. The result of applying this conversion procedure and the evolution of the exchange rates is the 2.4 million euros in translation reserves.

20. Financial loans and other payables

	As at December 31,
Thousands of euros	2016	2015	2014
Non-current
Financial loans	5,568	7,879	10,052
Convertible notes (Ordinary note)	20,835	18,127	–
Convertible notes (Warrant)	2,379	13,337	–
Other payables	302	741	601
Non-current borrowings	29,084	40,084	10,652
Current
Current portion of financial loans	4,699	3,898	2,256
Convertible notes (Ordinary note)	713	713	–
Other financial liabilities	350	985	671
Current borrowings	5,762	5,596	2,927
Total	34,846	45,680	13,579

The Company’s current and non-current borrowings can mainly be detailed as follows:

•	Roll-over credit facility (from 2007) as presented within financial loans for an original amount 0.4 million euros used for the acquisition of manufacturing equipment in the United States. The borrowing has a remaining maturity of 6 months and carries a variable interest of three-month Euribor + 1.40%. Outstanding amount for this facility at December 31, 2016 was 20 thousand euros all of them short term.

•	Two loans received in different tranches over 2011 and 2013 from Madrid Network, presented within financial loans, for an original amount of 5.9 million euros to finance the TiGenix SAU Phase III study for complex perianal fistulas in Crohn’s disease patients and to develop the potential of stem cells in autoimmune inflammatory diseases. The loans will be reimbursed over a period of ten years starting in 2015 with an annual fixed interest rate of 1.46%. Outstanding amount for this facility at December 31, 2016 was 2.7 million euros of which 2.0 million euros are long term. These loans have been registered at an amortized cost using an annual interest of 21%.

•	Interest-free loans, presented within financial loans, maturing in 2025 received from the Spanish Government. These loans have an original amount of 3.2 million euros. Outstanding amount for this facility at December 31, 2016 was 1.3 million euros of which 1.0 million euros are long term. These loans have been registered at an amortized cost using an annual interest of 21%.

•	Kreos loan, presented within financial loans, received in 3 tranches over 2014 of 5.0 million euros, 2.5 million euros and 2.5 million euros respectively. The loan will be repaid as from the first anniversary over a period of four years and has a fixed interest rate of 12.5%. Outstanding amount for this facility at December 31, 2016 was 4.7 million euros of which 1.2 million euros are long term.

•	Interest-free loan from the Innpacto Program, presented within financial loans as well. It has a term of 10 years, with a grace period of three years. In January 2012, the Company received the first annual instalment of the Innpacto loan amounting to 548 thousand euros. In 2013, the Company received two annual payments of the Innpacto loan, one of 457 thousand euros and another of 142 thousand euros. Outstanding amount for these facilities at December 31, 2016 was 0.6 million euros of which 0.4 million euros are long term. These loans have been registered at an amortized cost using an annual effective interest of 20.35% and 19.91%.

•	Two loans received in January 2016 and December 2016 from the Ministry of Science, for an original amount of 0.3 million euros and 0.6 million euros respectively to finance the Coretherapix chronic heart failure preclinical investigations. The loans will be reimbursed over a period of ten years starting in 2019 and 2020 respectively with an annual fixed interest rate of 0.329%. Outstanding amount for these facilities at December 31, 2016 was 0.8 million euros (all long term). These loans have been registered at an amortized cost using an annual interest of 4.97% and 3.03% respectively.

Some of these borrowings, were granted subject to the condition of maintaining specific covenants. As at December 31, 2016, 2015 and 2014 the Group was not in breach of any of the covenants. As at the date of this Document, and to the Company's best estimates, the Group is not close to a breach of the covenants.

On March 6, 2015, the Company issued senior, unsecured convertible bonds due 2018 for a total principal amount of 25 million euros and with a nominal value of 100,000 euros per convertible bond. The bonds are convertible into fully paid ordinary shares of the Company and are guaranteed by the Company’s subsidiary, TiGenix SAU.

Unsecured. The bonds are unsecured, meaning that the holders of the bonds will not benefit from any security interests to secure the performance of the Company’s obligations under the bonds, except for the guarantee provided by TiGenix SAU, the coupon escrow and the negative pledge as further described.

Senior. The bonds will constitute senior obligations of the Company, meaning that the obligations of the Company will not be subordinated to the repayment of any other unsecured financial indebtedness of the Company. The bonds will rank at all times pari passu and rateably, without any preference among themselves, and equally with all other existing and future unsecured (subject to the coupon escrow and the negative pledge) and unsubordinated obligations of the Company.

Coupon escrow. An amount sufficient to pay the aggregate amount of interest to be paid on the bonds on the first four interest payment dates up to and including March 6, 2017 has been transferred to an escrow account for the purpose of paying those four interest payments. This is a restricted account (this amount cannot be used for any other different purpose). 1.13 million euros payments to be executed in the short term have been classified as other current financial assets.

Negative pledge. The Company and its subsidiaries cannot issue debt instruments on the capital market.

Issue price / Redemption price / Coupon / Maturity. The bonds are issued and will be redeemed at 100% of their principal amount and have a coupon of 9% per annum, payable semi-annually in arrear in equal instalments on March 6 and September 6 of each year. The first interest payment date was on September 6, 2015. Final maturity date is March 6, 2018.

Initial conversion price. The initial conversion price has been set at 0.9414 euros. At this initial conversion price, the bonds were convertible into 26,556,192 fully paid ordinary shares of the Company. Following the private placement by the Company of 25,000,000 new shares at an issue price of 0.95 euros per new share announced on March 10, 2016, the calculation agent appointed for the bonds has determined that the conversion price had to be adjusted from its previous level of 0.9414 euros to the new level of 0.9263 euros per TiGenix share. At this adjusted conversion price, the bonds were convertible into 26,989,096 fully paid ordinary shares of the Company. This conversion price adjustment became effective on March 14, 2016.

Following the announcement by the Company on December 15, 2016 of the pricing of its initial public offering in the United States (the “Offering”), totalling US$ 35.65 million from the sale of 2,300,000 American Depositary Shares (“ADSs”) representing 46,000,000 new Ordinary Shares at an issue price of US$ 15.50 per ADS, and, in connection with the Offering, the granting by the Company to the underwriters of a 30-day option to purchase up to an additional 345,000 ADSs representing 6,900,000 new Ordinary Shares, with cancellation of the preferential subscription rights for the existing shareholders of the Company, the Calculation Agent determined that the Conversion Price had to be adjusted from its previous level of € 0.9263 to the new level of € 0.8983 per Ordinary Share (after rounding in accordance with Condition 6.6 of the Terms and Conditions of the Bonds). The Conversion Price adjustment became effective on December 20, 2016. At their current (i.e. as from December 20, 2016) conversion price of EUR 0.8983, the bonds can be converted into 27,830,346 new shares in the Company in case all convertible bonds are converted.

Conversion period. The bonds are convertible into shares of the Company during the period from April 16, 2015 until approximately 10 dealing days prior to the final maturity date or, in the case of an earlier redemption, the date falling 10 dealing days prior to the relevant redemption date.

Conversion price reset. As from March 7, 2016, the conversion price shall be adjusted so as to equal the greater of (i) the arithmetic average of the daily volume weighted average price (“VWAP”) of the Company’s share on each dealing day in the “reset period”, and (ii) 80% of the arithmetic average of the conversion price in effect on each dealing day in the “reset period”, whereby “reset period” means the 20 consecutive dealing days ending on the fifth dealing day prior to March 7, 2016, provided that no adjustment will be made if such adjustment would result in an increase to the conversion price. At March 7, 2016 the conversion price was maintained at its original value as an adjustment based on the conversion price reset formula would have resulted in an increase of the conversion price. On March 14, 2016, as a result of the private placement, the conversion price for the 9% senior unsecured convertible bonds due 2018 was adjusted from its previous level of 0.9414 euros to the level of 0.9263 euros per share. On December 20, 2016 the conversion price was adjusted from its previous level of 0.9263 euros per share to the new level of 0.8983 euros per share as a consequence of the initial public offering of the Company in the United States.

Issuer call option. If at any time after March 27, 2017, the share price on each of at least 20 dealing days within a period of 30 consecutive dealing days ending not earlier than 7 dealing days prior to the giving of a notice of redemption shall have been at least 130% of the applicable conversion price in effect on each such dealing day, by giving a notice, the Company may redeem all, but not some only, of the bonds at their principal amount (plus accrued interest) within not less than 30 and not more than 60 days of the date of the notice of redemption.

Clean-up call. The Company may redeem all, but not some only, of the outstanding bonds at their principal amount (plus accrued interest) at any time if less than 15% of the aggregate principal amount of the bonds originally issued remains outstanding, by giving not less than 30 and not more than 60 days’ notice.

Anti-dilution protection. The bonds are issued subject to standard anti-dilution protection dealing with, inter alia, share consolidations, share splits, rights issues, capital distributions and bonus issues.

Dividend protection. The bonds benefit from full dividend protection through adjustment of the conversion price for any distribution in cash or shares.

Change of control protection. Upon the occurrence of a change of control (i.e. when one or several individuals or legal entities acting alone or in concert acquire, directly or indirectly, more than 30% of the share capital or voting shares of the Company), bondholders may require the Company to redeem their bonds at the principal amount, plus accrued interest. In addition, the conversion price of the bonds shall be temporarily adjusted downwards in accordance with a market standard formula for a period of 60 days.

Transferability. The bonds are freely transferable.

Lock-up. The Company agreed, subject to certain customary exceptions, not to issue or dispose of ordinary shares, convertible bonds, warrants or related securities during a period of 90 days after March 6, 2015.

Governing law. The bonds are governed by English law, except for the provisions relating to meetings of bondholders and any matter relating to the dematerialized form of the bonds, which are governed by Belgian law.

Issuance costs amounted to 1.1 million euros and have been allocated to the Ordinary Note and the Warrant in proportion to their values (0.7 million euros and 0.4 million euros, respectively). In the case of the warrant, issuance costs have been recognized in profit or loss on initial recognition, following IAS 39.

At issuance, the Instrument had a nominal value of 25 million euros, being the fair value of the Warrant 7.9 million euros and the amortized cost of the Ordinary Note 16.4 million euros. As at December 31, 2016 the fair value of the warrant amounts to 2.4 million euros (13.3 million euros at December 31, 2015) and the amortized cost (with an effective interest rate of 28.06%) of the Ordinary Note to 21.5 million euros.

The fair value of the government loans at below market rate interest represented in the table above for the periods 2015-2014, has been calculated based on a discount rate of 21% reflecting the market credit risk for a company such as TiGenix in a similar development stage. This market credit risk was determined considering the effective interest from the Kreos loan, which was signed at the end of December 2013 but only into force since February 2014, and the market yields of similar companies.

Other financial liabilities in 2016, 2015 and 2014 relate to the warrants issued as a consideration for the Kreos loan for an amount of 350 thousand euros in 2016. The warrant plan consisted of 1,994,302 warrants that were issued with an exercise price of 0.75 euros exercisable immediately and which expire in April 2019. The warrants also include a put option that authorizes Kreos Capital IV (Expert Fund) to return the warrants to the Company and to settle the warrants in cash under certain circumstances. In May 2015, Kreos Capital exercised this option and executed one third of the warrants (€163,333), the remaining put options lapsed in January 2016. The amount in other financial liabilities at December 31, 2016 recognizes the fair value of remaining warrants at that date.

21. Deferred taxes

Deferred tax liabilities

	As at December 31,
Thousands of euros	2016	2015	2014
Deferred tax liabilities	–	24	29
Total	–	24	29

The variation in the deferred tax balances presented in the consolidated statement of financial position is as follows:

Thousands of euros	Intangible assets	Tax losses	Other	Total
Balance at January 1, 2014	(10,143)	10,143	(29)	(29)
Recognized in income statement–continuing operations	631	(631)	–	–
Balance at December 31, 2014	(9,512)	9,512	(29)	(29)
Coretherapix acquisition	(1,532)	1,532	–	–
Recognized in income statement–continuing operations	2,362	(2,362)	5	5
Balance at December 31, 2015	(8,682)	8,682	(24)	(24)
Recognized in income statement–continuing operations	(2,283)	2,283	24	24
Balance at December 31, 2016	(10,965)	(10,965)	–	–

In the context of the business combination with TiGenix SAU, the Group recognized a deferred tax liability of 12.3 million euros relating to the recognition of the intangible assets of TiGenix SAU at the acquisition date. At the same time (i.e., the acquisition date), a deferred tax asset was recognized for the tax losses carried forward of TiGenix SAU to the extent of the deferred tax liabilities recognized.

In the case of Coretherapix SLU acquisition, the Group has recognized a deferred tax liability of 1.5 million euros relating to the recognition of the intangible assets of Coretherapix SLU at the acquisition date. At the same time (i.e., the acquisition date), a deferred tax asset was recognized for the tax losses carried forward of Coretherapix SLU to the extent of the deferred tax liabilities recognized. As a consequence of a change in accounting policy at statutory level, there has been an increase in the amount of tax losses; in 2016, the mentioned deferred tax liability raised to 4.3 million euros. This mainly explains the 2.3 million euros evolution of deferred tax assets during the period to the extent of the deferred tax liabilities recognized.

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized, are attributable to the following:

	As at December 31,
Thousands of euros	2016	2015	2014
Unused tax losses	200,349	180,671	143,384
Unused tax credits	20,804	20,086	15,034
Notional interest deductions	1,748	3,033	5,132
Total	222,901	203,790	163,550

The tax losses do not have an expiration date. 18% of the unused tax credits will expire within a period of ten years. 79% of unused tax credits have an expiration date between ten and eighteen years. The remaining 3% do not have an expiration date. The notional interest deductions will expire within a period of three years.

Due to the losses of the Group, no income taxes were payable. On December 31, 2016 the Group had losses carried forward amounting to 200.3 million euros (2015: 180.7 million euros; 2014: 143.4 million euros), including a potential deferred tax asset of 61.8 million euros. Due to the uncertainty surrounding TiGenix’s ability to realize taxable profits in the near future, the Company did not recognize any deferred tax assets, except for the ones used to offset the deferred tax liabilities recognized as part of a past business combination, on its balance sheet.

In addition to tax losses, the Group has unused tax credits (2016: 20.8 million euros; 2015: 20.1 million euros; 2014: 15.0 million euros) and notional interest deductions (2016: 1.7 million euros; 2015: 3.0 million euros; 2014: 5.1 million euros) for which no deferred tax assets have been recognized either.

22. Other non-current liabilities – contingent consideration

Other non-current liabilities include the fair value at December 31, 2016 of the contingent deferred elements of the purchase price of Coretherapix (7.3 million euros).

The fair value upon acquisition date of the contingent deferred elements of the purchase price of 11.3 million euros was computed as the sum of the probability-weighted values of the fair values of the purchase prices associated with each of the nine product development routes. The fair value of each route was in turn computed as the sum of the survival probability-discounted present values of the contingent payments in each such route including the Milestone and Commercialization Payments. The discount rate used in the model was 15%. (See note 4).

The fair values are reviewed on a regular basis, at least at each reporting period, and any changes are reflected in the income statement. The fair value of contingent consideration increased from 12.0 million euros at the December 31, 2015 to 12.9 million euros at December 31, 2016 (of which, 7.3 million euros are presented as non-current liabilities and 5.5 million euros as current liabilities). The increase was due to the reduction of the probability of fast track routes and resulted in an operating expense of 0.8 million euros in the TiGenix' audited consolidated income statement for the year ended December 31, 2016.

23. Trade and other payables

	As at December 31,
Thousands of euros	2016	2015	2014
Trade payables	3,165	1,804	1,188
Other payables	1,982	1,545	1,164
Payables relating to personnel	1,967	1,410	1,014
Other	15	135	150
Total	5,147	3,349	2,352

24. Other current liabilities

The other current liabilities consist of grant income and other accruals.

	As at December 31,
Thousands of euros	2016	2015	2014
Accrued charges	3,277	4,711	3,204
Deferred income	394	233	–
Total	3,671	4,944	3,204

25. Share-based payments

TiGenix–Stock options granted to employees, consultants and directors

On February 26, 2007 (800,000), March 20, 2008 (400,000), June 19, 2009 (500,000), March 12, 2010 (500,000) July 6, 2012 (4,000,000), March 20, 2013 (777,000), December 16, 2013 (1,806,000) and December 7, 2015 (2,250,000) in the aggregate 11,033,000 warrants were issued for the benefit of employees, consultants and directors, subject to the warrants being granted to and accepted by the beneficiaries. Of these 11,033,000 warrants, (i) 764,621 warrants expired as they have not been granted, (ii) 440,933 warrants have expired as they have not been accepted by their beneficiaries, (iii) 1,197,286 warrants have lapsed due to their beneficiaries leaving the Company, and (iv) 11,530 warrants have been exercised. As a result, as at December 31, 2016, there are 8,618,630 warrants granted and outstanding (2015: 8,344,086; 2014: 6,594,676).

The warrants are granted to employees, consultants and directors of the Company and its subsidiaries, as well as to other persons who in the scope of their professional activity have made themselves useful to the Group, including but not limited to the members of the scientific advisory board and the clinical advisors. The warrants have been granted free of charge. Each warrant entitles its holder to subscribe to one common share of the Company at a subscription price determined by the board of directors, within the limits decided upon at the occasion of their issuance.

The warrants issued on February 26, 2007, March 20, 2008, June 19, 2009, March 12, 2010, July 6, 2012, December 16, 2013 and December 7, 2015 have a term of ten years. The warrants issued on March 20, 2013 have a term of five years. Upon expiration of the ten or five year term, the warrants become null and void.

The warrants issued on February 26, 2007, March 20, 2008, June 19, 2009, March 12, 2010 vest, in principle, in cumulative tranches of 25% per year, i.e., 25% as of the first anniversary date of their granting, 50% as of the second anniversary date of their granting, 75% as of the third anniversary date of their granting, 100% as of the fourth anniversary date of their granting provided that the cooperation between the Company and the warrant holder has not yet ended, unless the board of directors approved a deviation from this vesting schedule. As to the warrants issued on July 6, 2012, March 20, 2013 and December 7, 2015, in principle, (i) one-third of the warrants granted will vest on the first anniversary of the granting of the warrants and (ii) one-twenty-fourth of the remaining two-thirds of the warrants granted will vest on the last day of each of the twenty-four months following the month of the first anniversary of the granting of the warrants. As to the warrants issued on December 16, 2013, in principle, (i) 10% of the warrants granted will vest on the date of acceptance of the warrants, (ii) 25% of the warrants granted will vest on the first anniversary of the granting of the warrants and (iii) 65% of the warrants granted will only vest (one-twenty-fourth on the last day of each of the months included in the period January 2015 to December 2016) if the Company effectively enters into certain business transactions. The warrants can only be exercised by the warrant holder if they have effectively vested.

In accordance with IFRS 2, the table below provides an overview as at December 31, 2016 of all outstanding warrant pools offered to employees, consultants and directors of the Company and its subsidiaries together with the activities under the different pools of warrants during 2016.

Number of options	Weighted average exercise price	Total	December 07, 2015	December 16, 2013	March 20, 2013	March 20, 2013	July 6, 2012	March 12, 2010	June 19, 2009	March 20, 2008	February 26, 2007
Number of options created	-	-	2,250,000	1,806,000	160,000	273,000	4,000,000	500,000	500,000	400,000	800,000
Weighted average exercise price (euros)	-	-	0.95	0.47	1,00	0.91	1.00	2.74	3.98	4.1	5.49
Fair value at grant date (euros)	-	-	0.68	0.35	0.2	0.43	0.17	2.00	3.53	2.56	2.64
Expiration date	-	-	11/30/2025	11/30/2024	11/30/2019	11/30/2019	05/31/2022	11/30/2019	05/31/2019	11/30/2017	03/31/2017
Balance at January 1, 2014	1.77	6,570,285	–	957,180	160,000	273,000	3,547,297	253,000	139,800	286,500	509,813
Granted	0.47	848,820	–	848,820	–	–	–	–	–	–	–
Forfeited	1.05	(380,734)	–	(81,270)	–	–	(204,464)	(95,000)	–	–	–
Expired	3.50	(443,695)	–	–	–	–	–	–	–	–	–
Balance at December 31, 2014	1.53	6,594,676	-	1,724,730	160,000	273,000	3,342,833	158,000	139,800	286,500	509,813
Granted	0.96	1,766,218	1,766,218	–	–	–	–	–	–	–	–
Forfeited	1.00	(7,778)	–	–	–	–	(7,778)	–	–	–	–
Exercised	0.46	(9,030)	–	(9,030)	–	–	–	–	–	–	–
Balance at December 31, 2015	1.41	8,344,086	1,766,218	1,715,700	160,000	273,000	3,335,056	158,000	139,800	286,500	509,813
Granted	0.97	453,961	453,961	–	–	–	–	–	–	–	–
Forfeited	0.83	(179,417)	(142,581)	(17,119)	(19,717)	–	–	–	–	–	–
Balance at December 31, 2016	1.40	8,618,630	2,077,598	1,698,581	140,283	273,000	3,335,056	158,000	139,800	286,500	509,813

On December 7, 2015, 2,250,000 warrants were issued of which 2,220,179 warrants were granted in total and 29,821 warrants expired because they were not granted.

On December 7, 2015, 1,766,218 warrants were granted. The exercise price was determined as follows:

-	For all employees, the exercise price was set at 0.95 euro, the closing price of our ordinary shares on December 4, 2015, the last closing price prior to the grant of the warrants on December 7, 2015, which was lower than the 30 day average price.

-	For our CEO, Eduardo Bravo, who is not an employee of TiGenix SAU, the exercise price was set at 0.97 euro, the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on December 7, 2015.

On May 4, 2016, 96,637 warrants were granted. The exercise price was determined as follows:

-	For all employees, the exercise price was set at 0.95 euro, the closing price of our ordinary shares on May 3, 2016, the last closing price prior to the grant of the warrants on May 4, 2016, which was higher than the 30 day average price.

On June 2, 2016, 193,863 warrants were granted. The exercise price was determined as follows:

-	For our independent directors, who are not employees of TiGenix, the exercise price was set at 0.97 euro, the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on December 7, 2015.

On September 6, 2016, 163,461 warrants were granted. The exercise price was determined as follows:

-	For all employees, the exercise price was set at 0.97 euro, the closing price of our ordinary shares on September 5, 2016, the last closing price prior to the grant of the warrants on September 6, 2016, which was lower than the 30 day average price.

The warrants issued on December 7, 2015 have a term of ten years. Upon expiration of the ten year term, the warrants become null and void. The issuance of these warrants has no impact on the accompanying consolidated financial statements.

The fair value of each warrant was estimated on the date of grant using the Black-Scholes model with the following assumptions:

•	The historic volatility of the Company (ranged between 66.9% and 69.7% for the 2015 warrant plan granted in four different tranches, 67% for the 2013 warrant plans, 52.8% for the 2012 warrant plan and 60% for the previous plans), which was determined based on past (three years) volatility of the TiGenix share;

•	The expected dividends are assumed to be zero in the model;

•	Weighted average risk-free interest rates based on Belgian Sovereign Strips at the date of grant with a term equal to the expected life of the warrants, ranging between 0% and 4.6%;

•	Weighted average share price (determined at 0.96 euros for the latest warrant plan); and

•	The expected lifetime of the warrants, which on average is about five years for the warrants with a maximum duration of ten years.

The remaining weighted average life of these options was 5.86 years at December 31, 2016 (2015: 6.8 years; 2014: 6.9 years).

The total expense recognized for the year arising from share-based payment transactions amounts to 0.9 million euro at December 31, 2016 (2015: 0.1 million euro).

TiGenix SAU–Stock options granted to employees, executives and independent board members

Prior to the business combination, TiGenix SAU (formerly Cellerix) had created two equity based incentive plans, or EBIPs. The completion of the business combination triggered certain consequences outlined below which affect both EBIPs. A summary overview of some of the conditions of both EBIPs is given below.

Options under the EBIP 2008 were granted to employees, executives and independent members of the board of directors of TiGenix SAU prior to the business combination. Options under the EBIP 2008 were granted to each beneficiary through individual letters. As a result of the business combination, all EBIP 2008 options vested except for 32,832 options of employees who terminated their employment with TiGenix SAU before the business combination and that were not re-allocated. The exercise prices of the EBIP 2008 were set at 11.0 euros, 7.0 euros and 5.291 euros depending on the date of grant and beneficiary. TiGenix SAU granted 453,550 options under the EBIP 2008 of which 420,718 were vested. As a result of the business combination, all TiGenix SAU options were exchanged into TiGenix stock options.

The options under the EBIP 2008 had to be exercised prior to August 6, 2015. As no beneficiary exercised its options, they have now expired. This resulted in a movement of 2,108 euro in accumulated deficits during year 2015. The Company is exploring its options with respect to a new plan that would be based on the existing shares underlying the expired options.

Options under the EBIP 2010 were only granted to senior management of TiGenix SAU. The EBIP provides that the normal exercise price of the options is set at 5.291 euros. However, as a result of the business combination the exercise price for all EBIP 2010 options has been reduced to 0.013 euros. TiGenix SAU has granted 221,508 options under the EBIP 2010. As a result of the business combination, all EBIP 2010 options have vested. Pursuant to the terms of the EBIP 2010 the board of directors of TiGenix SAU has opted to exchange all existing options for new options over existing TiGenix shares. Pursuant to the initial terms of the EBIP 2010, beneficiaries had to exercise their options before September 30, 2016. However, the exercise period of the EBIP 2010 was extended until December 31, 2016, and all remaining options under the EBIP 2010 were exercised in October 2016.

As of December 31, 2016, no more options were outstanding under the EBIPs.

Number of options Grant date	Total	Options issued in 2010
Number of options created	221,508	221,508
Weighted average exercise price (euros)		0.01
Fair value at grant date (euros)		2.30
Expiration date		9/30/2016
Balance at January 1, 2014	221,508	221,508
Exercised	(31,011)	(31,011)
Balance at December 31, 2014	190,497	190,497
Balance at December 31, 2015	190,497	190,497
Exercised	(190,497)	(190,497)
Balance at December 31, 2016	—	—

26. Related party transactions

Transactions between the Group and its employees, consultants or directors are disclosed below.

Compensation of key management personnel

Key management personnel are identified as being the CEO, CFO, CTO and CMO.

The combined remuneration package of key management was as follows:

	Years ended December 31,
Thousands of euros	2016	2015	2014
Short-term benefits	1,600	1,387	1,257
Post-employment benefits	87	86	65
Share-based payments	470	104	302
Total	2,157	1,577	1,623

No loan, quasi-loan or other guarantee is outstanding with members of the management team.

Transactions with non-executive directors

Non-executive directors that represent shareholders of the Company receive no compensation for their position as directors.

The independent directors receive a fee for attending and preparing the meetings of the board of directors and they receive reimbursement for expenses directly related to the board meetings. In 2016, an amount of 0.2 million euros (2015: 0.2 million euros; 2014: 0.1 million euros) in total was paid as fees and expense reimbursement to independent members of the board of directors.

No advances or credits have been granted to any member of the board of directors. None of the members of the board of directors has received any non-monetary remuneration other than warrants.

27. Segment information

The Group’s activities are managed and operated in one segment, biopharmaceuticals. There is no other significant class of business, either individual or in aggregate. As such, the chief operating decision maker (i.e., the CEO) reviews the operating results and operating plans and makes resource allocation decisions on a company-wide basis.

Geographical information

Revenue from continuing operations are mainly related to royalties 0.4 million euros (Sweden), License revenues for a total amount of 25 million euros (Switzerland) and grants and other operating income (0.8 million euros Spain and 0.6 million euros Belgium).

All sales related to the product ChondroCelect have been disclosed as a discontinued operation in 2014. (See note 10).

The Group’s non-current assets (excluding non-current assets held for sale) by location are presented below:

	As at December 31,
Thousands of euros	2016	2015	2014
Belgium	154	2,159	2,564
Spain	51,927	52,082	34,244
Total	52,081	54,241	36,808

28. Commitments and contingencies

Operating lease commitments

The operating lease commitments of the Group relate to leases of buildings between one and nine years and leases of cars and IT equipment for four years. The Group does not have an option to purchase the leased assets.

In 2016, the Group made operating minimum lease payments for a total amount of 0.3 million euros (2015: 0.5 million euros; 2014: 0.9 million euros).

The operating lease commitments for future periods are presented in the table below:

	As at December 31,
Thousands of euros	2016	2015	2014
Within one year	474	590	603
In the second to fifth year	926	1,351	516
After five years	–	–	–
Total	1,401	1,941	1,119

Other commitments

TiGenix Inc. guarantees the operating lease payments of Cognate for the building leased in the United States. Total remaining operating lease commitments at December 31, 2016 for which TiGenix Inc. was a guarantor were 0.3 million euros (0.3 million euros in 2015). Cognate was the party with whom TiGenix had a joint venture, TC CEF LLC, in the past.

Legal proceedings

Tigenix SAU is involved in the following legal proceedings.

Invalidation of U.S. patent US6777231

On April 1, 2011, Cellerix (the predecessor entity of our subsidiary TiGenix SAU) filed an inter partes re-examination request with the US Patent and Trademark Office regarding the patent US6777231, owned by the University of Pittsburgh. The US Patent and Trademark Office examiner issued a decision concluding that all ten originally issued and all eighteen newly submitted claims of the patent granted to the University of Pittsburgh were invalid. The University of Pittsburgh then appealed the examiner’s decision, but only with respect to two of the newly submitted claims. We cross-appealed the examiner’s refusal to reject those two newly submitted claims as anticipated by the prior art. The Patent Trial and Appeal Board issued a decision simultaneously granting both appeals, thus confirming that all claims of the patent were invalid, but with respect to the newly submitted claims, on different grounds than those cited in the decision by the initial examiner. On this basis, the University of Pittsburgh filed a request to reopen prosecution and submitted claim amendments to those newly submitted claims to the US Patent and Trademark Office for further consideration in an attempt to overcome the Patent Trial and Appeal Board’s institution of a new ground for rejection as anticipated by the prior art. We submitted comments to the US Patent and Trademark Office arguing that these claim amendments did not overcome the anticipated rejection. On March 16, 2015, the examiner issued her determination that the claim amendments did not overcome the anticipated rejection and further adopted our proposed anticipated rejections over two additional prior art references and two proposed indefiniteness rejections. We and the University of Pittsburgh have submitted comments on the examiner’s determination and replied to each other’s comments. The comments and replies have been entered into the record and the proceedings were forwarded to the Patent Trial and Appeal Board on December 18, 2015. The proceedings were docketed at the PTAB as of September 13, 2016; accordingly a decision could be rendered by the PTAB at any time. We do not know exactly when a final decision will be rendered, and at this stage, we are not in a position to assess the probable outcome of these proceedings.

If the re-examination is not successful, the Company may be required to obtain a license on unfavorable terms, or may not be able to obtain a license at all in order to commercialize its adipose-derived stem cell products in the United States. The Company would potentially be susceptible to patent infringement or litigation regarding patent infringement while commercializing its eASC products in the United States. The Company may, therefore, choose to delay the launch of its adipose-derived stem cell products in the U.S. market until the expiration of the patent US6777231 on March 10, 2020.

29. Subsequent events

As from December 31, 2016 there are no subsequent events that would require adjustment to, or disclosure in the financial statements.

30. Consolidation scope

			Ownership interest
			As at December 31,
Legal Entity	Principal activity	Place of incorporation	2016	2015	2014
TiGenix Romeinse straat 12, Box 2 3001 Leuven	Biopharmaceutical company	Belgium	100%	100%	100%
TiGenix SAU Calle Marconi 1, Parque Tecnológico de Madrid Tres Cantos 28760 Madrid	Biopharmaceutical company	Spain	100%	100%	100%
Coretherapix SLU Calle Marconi 1, Parque Tecnológico de Madrid Tres Cantos 28760 Madrid	Biopharmaceutical company	Spain	100%	100%	–%
TiGenix Inc. 1209 Orange Street Wilmington, Delaware	Biopharmaceutical company	U.S.A.	100%	100%	100%