Form 20-F
period 2017-12-31
TiGenix NV
filed 2018-04-16
CIK 1581987

As filed with the Securities and Exchange Commission on April 16, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-37965

TiGenix
(Exact name of Registrant as specified in its charter)

Kingdom of Belgium
(Jurisdiction of incorporation or organization)

Romeinse straat 12, box 2
3001 Leuven
Belgium
(Address of principal executive offices)

An Moonen, General Counsel
Tel: +32 01639 7937
Romeinse straat 12, box 2
3001Leuven
Belgium
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 20 ordinary shares with no nominal value per share	The Nasdaq Stock Market LLC
Ordinary Shares, no nominal value per share*	The Nasdaq Stock Market LLC

* Not for trading, but only in connection with the registration of the American Depositary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The number of outstanding shares of each class of capital stock of TiGenix at December 31, 2017 was:

259,956,369 Ordinary Shares

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

Yes ☐               No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filers” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

☐ Item 17               ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐                No ☒

i

ii

SPECIAL NOTE Regarding Forward-Looking Statements

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

Actual results could differ materially from our forward-looking statements due to a number of factors, including, without limitation, the following:

•	the consummation or cancellation of the Tender Offer (as defined herein);

•	we may experience delays or failure in the preclinical and clinical development of our product pipeline;

•	regulatory approval of our products may be delayed, not obtained or not maintained;

•	we work in a strict regulatory environment, and future changes to any pharmaceutical legislation or guidelines or unexpected events or new scientific insights occurring within the field of cell therapy, could affect our business;

•	if we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates;

•	we have a history of operating losses and an accumulated deficit and may never become profitable;

•	we had an accumulated deficit of 189.9 million euros as of December 31, 2017 and our net losses for the period and significant cash used in operating activities may hinder our ability to continue as a going concern;

•	the manufacturing facilities at which our product candidates are made are subject to regulatory requirements, which may affect the development of our product pipeline and the successful commercialization of our products;

•	we may not be able to adequately protect our proprietary technology or enforce any rights related thereto;

•	third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts;

•	we may need to rely on distributors and other third parties to commercialize our product candidates, and such distributors may not succeed in commercializing our product candidates effectively or at all;

•	we rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates; and

•	the allocation of available resources could affect our ability to carry out our business plan.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Recent Developments – The Tender Offer

On January 5, 2018 Takeda Pharmaceutical Company Limited, a public limited liability company incorporated under the laws of Japan (“Takeda”), announced its intention to launch a potential voluntary and conditional public tender offer to purchase for cash all shares, warrants, ADSs and convertible bonds, not already owned by Takeda or its affiliates, of the Company (the “Tender Offer”). The price to be paid in cash in the Tender Offer is 1.78 euros per share, 35.60 euros per ADS (payable in U.S. dollars) and an amount per warrant depending on the strike price and maturity of such warrant. Subsequent to such date, all convertible bonds were converted into shares. The Company expects the Tender Offer to be launched during April 2018.

The Tender Offer shall be comprised of two separate offers: (i) an offer for all shares and warrants in accordance with the applicable law in Belgium (the “Belgian Offer”), and (ii) an offer to holders of shares who are resident in the U.S. and to holders of ADSs, wherever located, in accordance with applicable U.S. law (the “U.S. Offer”). The U.S. Offer will be made pursuant to and on the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) to be filed by Takeda with the U.S. Securities and Exchange Commission (the “SEC”). The Belgian Offer will be made pursuant to and on the terms and subject to the conditions set forth in the prospectus prepared by Takeda (the “Prospectus”) to be approved by the Belgian Financial Services and Market Authority (the “FSMA”). The U.S. Offer and the Belgian Offer are expected to be on substantially the same terms. Holders of ADSs and shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that will be filed by Takeda and the Company with the SEC, including the related solicitation/recommendation statement on Schedule 14D-9, since these documents will contain important information, including the terms and conditions of the U.S. Offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by the Company and Takeda with the SEC, at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement on Schedule 14D-9 and other documents filed with the SEC by the Company at www.tigenix.com.

The Tender Offer will be made in connection with, and subject to the terms and conditions of, the Offer and Support Agreement, dated as of January 5, 2018, by and among Takeda and the Company (as such agreement may be amended from time to time, the “Offer and Support Agreement”) included as an exhibit to this Annual Report. The Offer and Support Agreement includes certain representations, warranties and undertakings by both parties customary in transactions of a similar nature, including an obligation of the Company to conduct its business and operations in the ordinary course and consistent with past practices until the completion of the Tender Offer and cooperation by the parties in necessary regulatory filings and in completing the Tender Offer in the most expeditious way possible. The Company has agreed not to solicit or encourage any competing offers or proposals for such offers or other transactions competing with the Tender Offer, nor to facilitate or promote any such competing proposals, unless the Company’s board of directors has determined that, with respect to an unsolicited competing proposal, failure to take such measures would be inconsistent with the board of directors’ fiduciary duties. Completion of the Tender Offer is subject to the following conditions precedent, as U.S. antitrust clearance and the marketing authorization for Cx601 (under the tradename “Alofisel”) in the European Union have already been obtained: (i) the tender into the U.S. Offer and the Belgian Offer, in aggregate, of a number of shares, warrants and ADSs that, together with all shares, warrants and ADSs owned by Takeda and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding shares, warrants and ADSs on a fully diluted basis as of the end of the first acceptance period of the Tender Offer, and (ii) no material adverse effect occurring at any time after the date of the initial announcement (i.e. January 5, 2018). Only if those conditions are satisfied (or waived by Takeda, as applicable) by the end of the first acceptance period of the Tender Offer, will the transaction be consummated. The Company expects that the results of the first acceptance period of the Tender Offer will be announced by Takeda approximately 24 business days after the launch of the Tender Offer.

A.       Selected Financial Data

The tables below present our summary historical consolidated financial data. Our summary historical consolidated financial data as of and for the years ended December 31, 2017, 2016 and 2015 has been derived from our audited consolidated financial statements included elsewhere in this Annual Report. Our summary historical consolidated financial data as of and for the year ended December 31, 2014 has been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2016. The consolidated financial statements have been prepared and presented in accordance with IFRS as issued by the IASB.

The following summary historical consolidated financial data should be read in conjunction with our historical consolidated financial statements and the related notes thereto and “Item 5. Operating and Financial Review and Prospects”. The historical results for any prior period are not necessarily indicative of results to be expected for any future period.

Consolidated Income Statement Data:

	Years ended December 31,
	2017	2016	2015	2014
	(in thousands of euros, except per share data)
CONTINUING OPERATIONS
Revenues and other operating income
Royalties	—	395	537	338
License revenues	—	25,000	—	—
Grants and other operating income	906	1,395	1,703	5,948
Total revenues and other operating income	906	26,790	2,240	6,286
Research and development expenses	(44,213)	(21,454)	(19,633)	(11,443)
General and administrative expenses	(9,873)	(8,363)	(6,683)	(7,406)
Total operating expenses	(54,086)	(29,817)	(26,316)	(18,849)
Operating loss	(53,180)	(3,027)	(24,076)	(12,563)
Financial income	218	156	148	115
Interest on borrowing and other finance costs	(7,067)	(7,288)	(6,651)	(1,026)
Fair value gains		11,593	—	60
Fair value losses	(14,623)	—	(6,654)	—
Impairment and gains/(losses) on disposal of financial instruments	—	—	(161)	—
Foreign exchange differences, net	(60)	232	1,000	1,101
Profit (Loss) before taxes	(74,712)	1,666	(36,394)	(12,313)
Income tax	(114)	2,136	1,325	927
Profit (Loss) for the year from continuing operations	(74,826)	3,802	(35,069)	(11,386)
DISCONTINUED OPERATIONS

	Years ended December 31,
	2017	2016	2015	2014
	(in thousands of euros, except per share data)
Loss for the year from discontinued operations	—	—	—	(1,605)
Profit (Loss) for the year	(74,826)	3,802	(35,069)	(12,990)
Basic and diluted profit (loss) per share (euro)	(0.28)	0.02	(0.21)	(0.08)
Basic and diluted profit (loss) per share (euro) from continuing operations	(0.28)	0.02	(0.21)	(0.07)
Basic and diluted loss per share from discontinued operations (euro)	—	—	—	(0.01)

Consolidated Statements of Financial Position Data—Summary

	As at December 31,
	2017	2016	2015	2014
	(in thousands of euros)
ASSETS
Non-current assets	42,424	52,081	54,241	36,808
Current assets	39,474	84,120	24,930	17,113
TOTAL ASSETS	81,898	136,201	79,171	53,921

EQUITY AND LIABILITIES
Equity attributable to equity holders	21,370	79,679	13,145	34,757
Total equity	21,370	79,679	13,145	34,757
Non-current liabilities	5,056	36,395	52,137	10,681
Current liabilities	55,472	20,127	13,889	8,483
TOTAL EQUITY AND LIABILITIES	81,898	136,201	79,171	53,921

Consolidated Statements of Cash Flows Data—Summary

	Years ended December 31,
	2017	2016	2015	2014
	(in thousands of euros)
Net cash (used in) /provided by operating activities	(30,252)	3,548	(19,574)	(13,367)
Net cash (used in) / provided by investing activities	(7,847)	510	(4,434)	3,307
Net cash (used in) / provided by financing activities	(5,807)	55,929	28,523	7,969
Cash and cash equivalents at end of year	34,063	77,969	17,982	13,471

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to the Tender Offer

There is no assurance that the completion of the Tender Offer will occur and if the Tender Offer is not completed, our business and stock price could be adversely affected.

The launch of the Tender Offer is conditioned upon approval of the Prospectus and the relevant response memorandum by the FSMA. Completion of the Tender Offer is subject to various conditions that, if not satisfied or waived, could give rise to termination of the Offer and Support Agreement. Completion of the Tender Offer is subject to the following conditions precedent, as U.S. antitrust clearance and the marketing authorization for Cx601 (under the tradename “Alofisel”) in the European Union have already been obtained: (i) the tender into the U.S. Offer and the Belgian Offer, in aggregate, of a number of shares, warrants and ADSs that, together with all shares, warrants and ADSs owned by Takeda and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding shares, warrants and ADSs on a fully diluted basis as of the end of the first acceptance period, and (ii) no material adverse effect occurring at any time after the date of the initial announcement (i.e. January 5, 2018). To the extent that the current market price of our shares and ADSs reflects an assumption that the Tender Offer will be completed, the market price of our shares and ADSs may decline significantly if the Tender Offer is not completed or if investors perceive that the Tender Offer may not be completed. If the Tender Offer is not completed we could suffer a number of consequences that may adversely affect our business, financial condition and results of operations, including the following:

•	we have incurred and expect to continue to incur significant expenses related to the Tender Offer. These expenses include certain investment banking and legal fees, most of which must be paid even if the Tender Offer is not consummated;

•	we could be obligated to pay (or cause to be paid) to Takeda a break payment of 2.7 or 5.4 million euros in connection with the termination of the Offer and Support Agreement in certain circumstances;

•	failure of the Tender Offer may result in negative publicity and/or a negative impression of us in the eyes of our customers, prospective customers, the investment community or the business community generally. The failure to consummate the Tender Offer may be viewed as a poor reflection on our business or prospects, which could make it more difficult for us to access the capital markets or otherwise obtain financing; and

•	certain of our employees, suppliers, customers, distributors, and other business, collaboration and strategic partners may seek to change or terminate their relationships with us.

In certain circumstances (including certain breaches by Takeda of the Offer and Support Agreement), we could receive a fee from Takeda if the Tender Offer is not completed. In other circumstances, however, the Tender Offer may not be completed and we may not be entitled to any fee from Takeda.

We can provide no assurance that the Tender Offer will be completed, and failure to complete the Tender Offer may materially adversely affect our business, financial condition and results of operations.

The Offer and Support Agreement contains provisions that limit our ability to pursue alternative transactions to the Tender Offer, which could discourage a potential acquirer of us from making an alternative transaction proposal and, in certain circumstances, could require us to pay a break payment to Takeda.

Under the Offer and Support Agreement, we are restricted from responding to third parties making takeover proposals except under certain circumstances, including (i) our right, under certain circumstances and subject to certain conditions, to furnish non-public information to, and to participate in discussions with, third parties in response to certain bona fide written unsolicited proposals relating to alternative acquisition transactions under articles 37 to 41 of the Belgian Royal Decree on Public Takeover Bids; and (ii) the right of our board of directors, under certain circumstances and subject to certain conditions, to withdraw or change its recommendation in favor of the Tender Offer if the failure to do so would be inconsistent with its fiduciary duties and to terminate the Offer and Support Agreement in order to enter into a written definitive agreement providing for an alternative acquisition transaction. These provisions could discourage a third party that may have an interest in acquiring us from considering or proposing such an acquisition, even if such a third party proposal were superior to the Tender Offer.

While the Tender Offer is pending, we are subject to restrictions on the conduct of our business that could prevent us from pursuing business opportunities that we would otherwise pursue.

The Offer and Support Agreement includes restrictions on the conduct of our business prior to the completion of the Tender Offer, generally requiring us to conduct our business in the ordinary course and subjecting us to a variety of specific limitations absent Takeda’s prior written consent. We may find that these and other contractual restrictions in the Offer and Support Agreement may delay or prevent us from responding, or limit our ability to respond, effectively to competitive pressures, industry developments and future business opportunities that may arise during such period, even if our management believes they may be advisable. The pendency of the Tender Offer may also divert management’s attention and our resources from our ongoing business and operations. If any of these effects were to occur, it could materially and adversely affect our business, financial condition and results of operations.

Our employees, vendors and other parties with whom we have a business relationship may experience uncertainties about the effects of the Tender Offer.

In connection with the Tender Offer, it is possible that some employees, vendors and other parties with whom we have a business relationship may delay or defer certain business decisions or may seek to terminate, change or renegotiate their relationship with us as a result of the Tender Offer. Similarly, current and prospective employees may experience uncertainty about their future roles with us following completion of the Tender Offer, which may adversely affect our ability to attract and retain key employees. If any of these effects were to occur, it could materially and adversely affect our business, financial condition and results of operations.

If the Tender Offer is completed, our ordinary shares and ADSs may be delisted and an active public market for our ordinary shares and ADSs may cease to exist.

If the Tender Offer is completed, there will be a substantial reduction in the number of shareholders of the Company and, consequently, there may no longer be an active public market for our ordinary shares and ADSs. In addition, if the Tender Offer is completed, Takeda may cause the Company to delist the Company’s ordinary shares from Euronext Brussels, to delist the ADSs from the Nasdaq Global Select Market, to terminate registration of the shares and ADSs under the Exchange Act and to suspend the Company’s reporting obligations under the Exchange Act.

Such de-listing or deregistration by TiGenix would substantially reduce the information required to be furnished by TiGenix to holders of ordinary shares and ADSs, and certain provisions of the Exchange Act, Belgian securities laws, Euronext Brussels listing rules and Belgian corporate law would no longer apply to TiGenix. To the extent that TiGenix de-lists or deregisters the ordinary shares and ADSs after the consummation of the Tender Offer, the absence of an active trading market in the United States or Belgium would reduce the liquidity and market value of your ADSs and the underlying ordinary shares. The cash amount that shareholders and ADS holders will receive on completion of the Tender Offer is based on a fixed amount per share and per ADS, as applicable, and is subject to foreign currency exchange fluctuations. Therefore, the premium relating to our shares and ADSs may decrease at the moment of their being tendered in connection with the Tender Offer.

According to the proposed terms of the Tender Offer, the Company’s shareholders will receive 1.78 euros in cash per share validly tendered and not withdrawn. ADS holders will receive 35.60 euros per ADS validly tendered and not withdrawn, payable in the equivalent amount of U.S. dollars. Given that the price per share is fixed, the amount per share that the Company’s shareholders will receive will not change, even if our share price changes. There will not be an adjustment of the price per share, nor a right to withdraw the Tender Offer, solely because of fluctuations in the Company’s share price. Furthermore, ADS holders are subject to the risk of a decrease in the dollar/euro exchange rate before the closing of the Tender Offer. In that case, the value in U.S. dollars received for each ADS would decrease. Therefore, the price of the Company’s shares and ADSs during and following the closing of the Tender Offer could be higher than the price at the moment of the closing of the Tender Offer, than their current price or than their price at the time of their being tendered in connection with the Tender Offer.

Takeda has announced that if the Tender Offer is completed, it intends to launch a simplified squeeze-out bid in accordance with articles 42 and 43 of the Royal Decree of 27 April 2007 on public takeover bids and article 513 of the Company Code, if the conditions for such squeeze-out are met, with the goal of acquiring any shares or ADSs not tendered during the acceptance period of the Tender Offer. If the conditions for a squeeze-out are met, you may be forced to sell your shares or ADSs to Takeda.

Our relationship with Takeda could be adversely affected during the Tender Offer process or if the Tender Offer is not completed.

Irrespective of the outcome of the Tender Offer, we will depend heavily on our Licensing Agreement (as defined herein) with Takeda for the success of our lead product candidate outside of the United States. Pursuant to the Licensing Agreement, Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. The Licensing Agreement and the Manufacturing Agreement also govern, among other things, the specific aspects of the manufacturing and supply of Cx601 and the financial terms of the transfer of the manufacturing responsibilities for Cx601 from the Company to Takeda. As a result, our relationship with Takeda (the bidder in the Tender Offer) is key to our business plan and will continue to be so in the event that the Tender Offer is not completed. To the extent the Tender Offer is not completed as a result of a breach by us or by Takeda of our respective obligations under the Offer and Support Agreement, or that as a result of the process our relationship with Takeda otherwise deteriorates (including as a result of potential litigation in connection with disputes arising from the Tender Offer), our working relationship with Takeda could be negatively affected and our ability to obtain revenues pursuant to the Licensing Agreement could be impaired, which would have a material adverse effect on our business, financial condition and results of operations.

The completion of the Tender Offer may have an effect on the Company’s strategy.

Upon successful completion of the Tender Offer, Takeda may be able to control virtually all decisions with respect to our company made by shareholders. Depending on shareholder attendance at shareholders' meetings, it may, for example, without the concurrence of the remaining shareholders, elect a majority of our directors and decide upon their remuneration, approve the non-consolidated financial statements and the distribution of dividends (if any), effect or prevent a merger or amend our articles of association (including to increase or reduce our share capital or authorized capital), subject to the applicable legal framework. Its interests may conflict with your interests as a holder of our shares or ADSs, and it may take actions that might be desirable to Takeda but not to our other shareholders.

Upon successful completion of the Tender Offer, it will be up to the board of directors of the Company to re-examine its strategic orientation in consultation with management, particularly in light of possible synergies with Takeda, the general economic situation of its business operations and its strategic position, which may result in changes to the governance and management structure of the Company.

Any changes resulting from that re-examination could affect, among others, our product strategy, investigation focus, commercial efforts, management team, manufacturing locations, agreements with third parties, and financing plans. The Company may not successfully implement any such changes and/or the benefits of such changes may be lower, or the costs higher, than anticipated, all of which could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Clinical Development and Regulatory Approval of Our Product Candidates

We may experience delays or failure in the preclinical and clinical development of our product candidates.

As part of the regulatory approval process, we conduct preclinical studies and clinical trials for each of our unapproved product candidates to demonstrate safety and efficacy. The number of required preclinical studies and clinical trials varies depending on the product, the indication being evaluated, the trial results and the applicable regulations. Clinical testing is expensive and can take several years to be completed, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development/trial process. The results of preclinical studies and initial clinical trials do not necessarily predict the results of later stage clinical trials, and products may fail to show the desired safety, efficacy and quality despite having progressed through initial clinical trials. In addition, the review of a study by an independent data safety monitoring board or review body does not necessarily indicate that the clinical trial will ultimately be successfully completed. The data collected from preclinical studies and clinical trials may not be sufficient to support the FDA, the EMA or other regulatory approval or approval by ethics committees in various jurisdictions.

We cannot accurately predict when our current preclinical studies and clinical trials or future clinical trials will be completed, if at all, nor when planned preclinical studies and clinical trials will begin or be completed. Successful and timely completion of clinical trials will require us to recruit a sufficient number of patient candidates, locate or develop manufacturing facilities with regulatory approval sufficient for production of the product to be tested and enter into agreements with third-party contract research organizations to conduct the trials. We may need to engage or further engage in preclinical studies and clinical trials with partners, which may reduce any future revenues from any future products.

Our products may cause unexpected side effects or serious adverse events that could interrupt, delay or halt the clinical trials and could result in the FDA, the EMA or other regulatory authorities denying approval of our products for any or all targeted indications. An institutional review board or ethics committee, the FDA, the EMA, any other regulatory authorities or we ourselves, based on the recommendation of an independent data safety review board or otherwise, may suspend or terminate clinical trials at any time, and none of our product candidates may ultimately prove to be safe and effective for human use.

In addition, even if the data from our clinical trials is sufficient to support an application for marketing authorization, detailed analysis of such data, including analysis of secondary endpoints and follow up data from later periods, and the interpretation of such data by the regulatory authorities, prescribing physicians and others, including potential partners, could have a significant impact on the value of the asset and our ability to realize its full value.

Regulatory approval of our product candidates may be delayed, not obtained or not maintained.

In the United States, all of our cell-based product candidates are subject to a BLA issued by the FDA. In Europe, all of our product candidates require regulatory approval through the centralized marketing authorization procedure coordinated by the European Commission for advanced therapy medicinal products.

Besides the marketing authorization, we also need to obtain and maintain specific national licenses to perform our commercial operations, including manufacturing and distribution licenses, as well as authorizations to obtain and handle human cells and tissues.

Regulatory approval may be delayed, limited or denied for a number of reasons, most of which are beyond our control, including the following:

•	the requirement to perform additional clinical trials;

•	the failure of the product to meet the safety or efficacy requirements;

•	our ability to successfully conclude the transfer of our technology to our contract manufacturers;

•	our ability to scale up manufacturing processes to the level required to successfully run the clinical trials for our product candidates and to commercialize them; and

•	the failure of the relevant manufacturing processes or facilities to meet the applicable requirements.

Any delay or denial of regulatory approval of our product candidates or any failure to comply with post approval regulatory policies is likely to have a significant impact on our operations and prospects, in particular, on our expected revenues.

Regulatory authorities, including the FDA and the EMA, may disagree with our interpretations of data from preclinical studies and clinical trials, our interpretation of applicable regulations, including, without limitations, regulations relating to patent term extensions or restorations. They may also approve a product for a narrower spectrum of indications than requested or may grant approval subject to the performance of post marketing studies for a product. Such post approval studies, if required, may not corroborate the results of earlier trials. Furthermore, the general use of such products may result in either or both of the safety and efficacy profiles differing from those demonstrated in the trials on which marketing approval was based, which could lead to the withdrawal or suspension of marketing approval for the product. In addition, regulatory authorities may not approve the labelling claims that are necessary or desirable for the successful commercialization of our products.

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

In the past, the regulatory environment in Europe and certain EU member states has negatively affected our ChondroCelect business. In accordance with applicable advanced therapy medicinal product regulations, after January 1, 2013, in principle, all advanced therapy medicinal products required central marketing authorization from the European Commission. This should have been beneficial for ChondroCelect, which was the first advanced therapy medicinal product to have obtained such central marketing authorization. However, the advanced therapy medicinal product regulation provided for an exemption for hospitals, which allowed EU member states to permit the non-routine production of advanced therapy medicinal product in their markets without central marketing authorization from the European Commission. The implementation of this exemption by certain EU member states, notably Spain and Germany, which had well-developed markets for autologous chondrocyte implantation procedures, has allowed such countries to keep local products in the market without central marketing authorization from the European Commission even after January 1, 2013, thereby significantly reducing the market potential for ChondroCelect.

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

Unexpected events may occur in the cell therapy field, in particular, unforeseen safety issues of any cell therapy product. Moreover, scientific progress might yield new insights on the biology of stem cells, which might in turn impact the requirements of safety and efficacy demonstration for stem cell or other cell therapies. Such events or new insights might change the regulatory requirements and framework, in particular, strengthening the required clinical research package and increasing the amount of data required to be provided. This could result in additional constraints on our product development process and lead to significant delays, which could prevent us from ever generating meaningful revenues or achieving sustained profitability.

Expedited pathways for Cx601, if obtained, may not lead to a faster development process.

We intend to seek expedited pathways for Cx601 in the United States. This is intended to expedite or facilitate the process for reviewing new drugs and biologics that meet certain criteria. Specifically, new drugs and biologics are eligible for expedited pathways if they are intended, alone or in combination with one or more drugs or biologics, to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Expedited pathways apply to the combination of the product candidate and the specific indication for which it is being studied. The FDA has broad discretion in determining whether to grant review under any of its expedited development and review programs for a drug or biologic. Obtaining expedited pathways does not change the standards for product approval, but may expedite the development or approval process. There is no assurance that the FDA will grant expedited pathways. Even if the FDA does grant expedited pathways for Cx601, it may not actually result in faster clinical development or regulatory review or approval. Furthermore, expedited pathways does not increase the likelihood that Cx601 will receive marketing approval in the United States. For further information, see “Business—United States Government Regulation—Certain U.S. Regulatory Incentives and Other Programs—FDA Expedited Programs for Serious Conditions.”

In addition, we are broadly exploring available options, which could result in the BLA being filed before the Phase III study (launched in June 2017) is complete. There is no guarantee, however, that any of these options will be successful.

Although we have entered into a special protocol assessment, or SPA, agreement with the FDA relating to the U.S. Phase III trial of Cx601 for the treatment of perianal fistulas, this agreement does not guarantee any particular outcome with respect to regulatory review of the trial or any associated BLA.

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

Because the SPA provides for the evaluation of protocols for trials that have not been initiated, the conduct and results of the subsequent trial are not part of the evaluation. Therefore, the existence of an SPA agreement does not guarantee that the FDA will accept a BLA or that the trial results will be adequate to support approval. Those issues are addressed during the review of a submitted application.

In rare cases, the FDA may rescind an SPA agreement. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed-upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts.

An SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study.

In January 2017, we had a Type C meeting (which is any meeting other than a Type A or Type B meeting between CBER or CDER and a sponsor or applicant regarding the development and review of a product) with the FDA to discuss changes to our Phase III Cx601 clinical trial protocol relating to sample size and patient recruitment, among other aspects. Based on feedback from that meeting, we submitted a revised protocol in February 2017, which was accepted by the FDA in March 2017.

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

As of December 31, 2017, we had cash and cash equivalents of 34.1 million euros, and we believe that this amount will be sufficient to continue operating through the next 12 months, but we will require significant additional cash resources to launch new development phases of existing projects in our pipeline. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. As a result, we may require additional capital for the further development and commercialization of our product candidates.

Our future funding requirements, both short- and long term, will depend on many factors, including, but not limited to, the following:

•	the initiation, progress, timing, costs and results of clinical trials for our product candidates;

•	the clinical development plans we establish for these product candidates;

•	the number and characteristics of the product candidates that we develop and for which we seek regulatory approval;

•	the outcome, timing and cost of regulatory approvals by the FDA, the EMA and any other comparable foreign regulatory authorities, including the potential for the FDA, the EMA or any other comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;

•	the ability to enter into licensing agreements with appropriate partners and to negotiate favorable terms with such partners;

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	the effects of competing technological and market developments;

•	the cost and timing of completing the technology transfer to contract manufacturing organizations in the United States and other international markets;

•	the ability to scale up manufacturing activities for our product candidates and approved products to a commercial scale;

•	the cost and timing of completion of commercial scale manufacturing activities;

•	the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own; and

•	the cost of obtaining favorable pricing, market access, funding or reimbursement terms from public and private payers for our products.

Additional funding may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our business strategy. Our ability to borrow may also be affected by the conditions under our financing agreements. If we are unable to raise additional funds through equity or debt financing, we may need to delay, scale back or eliminate expenditures for some of our research, development and commercialization plans, or grant rights to develop and market products that we would otherwise prefer to develop and market ourselves, thereby reducing their ultimate value to us.

We have a history of operating losses and an accumulated deficit and may never achieve sustained profitability.

Except for the year ended December 31, 2016, we have experienced operating losses since our founding in February 2000. We experienced net losses of 35.1 million euros for the year ended December 31, 2015, net income of 3.8 million euros for the year ended December 31, 2016 and net losses of 74.8 million euros for the year ended December 31, 2017. Our accumulated deficit amounted to 120.0 million euros as of December 2015, 116.2 million euros as of December 31, 2016 and 189.8 million euros as of December 31, 2017. Our losses resulted mainly from the following:

•	preclinical, clinical, manufacturing and regulatory efforts we undertook to advance the product candidates in our pipeline and to obtain marketing authorization from the European Commission with respect to ChondroCelect and Cx601;

•	our commercial efforts in launching ChondroCelect;

•	general and administrative costs associated with our operations; and

•	investments made in our AlloCSC platform.

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

Even if we do generate sales from our product candidates in the future, we may never achieve sustained profitability. We anticipate substantial operating losses over the next several years as we execute our plan to expand our research, development and commercialization activities, including the clinical development and planned commercialization of our product candidates. In addition, if we obtain regulatory approval of our product candidates, we may incur significant sales and marketing expenses. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever.

Our net losses and significant cash used in operating activities may hinder our ability to continue as a going concern.

We have a limited operating history and have experienced net losses and significant cash used in operating activities in each period since inception except for the year ended December 31, 2016. We expect to have significant cash outflows until at least December 31, 2018 and had an accumulated deficit of 189.8 million euros as of December 31, 2017. In addition, we have debt service obligations under the loan facility agreement with Kreos Capital IV (UK) (“Kreos UK”), which have an impact on our cash flow. These conditions, among others, may hinder our ability to continue as a going concern. Our ability to continue as a going concern could materially limit our ability to raise additional funds through the issuance of new debt or equity securities or otherwise. Our independent registered public accounting firm included an emphasis of matter paragraph with respect to our ability to continue as a going concern in its report on our financial statements as of and for the year ended December 31, 2017. Future audit reports on our financial statements may also include an emphasis of matter paragraph with respect to our ability to continue as a going concern. Except for the year 2016, we have not been profitable since inception, and it is possible that we will never achieve sustained profitability. None of our product candidates can be marketed until governmental approvals have been obtained. Accordingly, there is no substantial source of revenues, much less profits, to sustain our present activities, and no substantial revenues will likely be available until, and unless, our product candidates are approved by the EMA, FDA or comparable regulatory agencies in other countries and successfully marketed, either by us or a partner, an outcome which may not occur. Based upon our currently expected level of operating expenditures, we expect to be able to continue operating for at least 12 months, but we will require significant additional cash resources to launch new development phases of existing projects in the pipeline. In addition, this period could be shortened if there are any significant increases in planned spending on development programs or more rapid progress of development programs than anticipated. Other financing may not be available when needed to allow us to continue as a going concern. The perception that we may not be able to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations.

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

Our revenues and operating results have fluctuated in the past and are likely to do so in the future due to a number of factors, many of which are not under our control. Some of the factors that could cause our operating results to fluctuate include, but are not limited to, those listed below and identified throughout this Annual Report:

•	the (positive or negative) success rate of our development efforts;

•	our ability to manage future clinical trials, given the regulatory environment;

•	the timing of approval, if any, of our products by the appropriate regulatory bodies;

•	our ability to commercialize our products whether by ourselves or in conjunction with licensing partners (including our ability to obtain funding or reimbursement from public and private payers for our products); and

•	our ability to scale up manufacturing activities for our product candidates and approved products to a commercial scale.

There is no direct link between the level of our expenses in connection with developing our pipeline of expanded adipose derived stem cell based, or eASC based, product candidates and our revenues, which will primarily consist of royalties from sales of Cx601 under our Licensing Agreement with Takeda, once the product comes to market until we are able to bring another product to market. Accordingly, if revenues decline or do not grow as we expect, we may not be able to reduce our operating expenses correspondingly and may suffer losses accordingly.

The allocation of available resources could affect our ability to carry out our business plan.

We have significant flexibility and broad discretion to allocate and use our available resources. If such resources are not wisely allocated, our ability to carry out our business plan could be threatened. Our board of directors and management determine, in their sole discretion and without the need for approval from the holders of our ordinary shares and ADSs, the amounts and timing of our actual expenditures, which will depend upon numerous factors, including the status of our product development and commercialization efforts, if any, and the amount of cash received resulting from partnerships and out licensing activities. In addition, if the Tender Offer is completed, Takeda will be able to determine the amounts and timing of our expenditures in a way that best fits Takeda’s strategy, which may not be in line with the interests of other shareholders of the Company.

After our acquisition of Coretherapix in July 2015, we decided to prioritize the ongoing Phase I/II clinical trial of AlloCSC 01 in acute myocardial infarction, which resulted in our decision to put our planned Phase IIb trial for Cx611 in early rheumatoid arthritis on hold. Likewise, in prior years, we did not have sufficient resources to both pursue the clinical development of the products coming from the allogeneic eASC platform while simultaneously aggressively commercializing ChondroCelect. As a result, our board of directors decided to license ChondroCelect to Sobi in order to concentrate our existing human and capital resources on the clinical development of product candidates from the eASC based platform, which we perceived to be of more value than commercializing ChondroCelect. In July 2016, we requested the withdrawal of marketing authorization for ChondroCelect for commercial reasons, which became effective as of November 30, 2016. We no longer generate revenues from ChondroCelect.

More generally, before the launch of ChondroCelect, we were expecting the product to be approved in both Europe and the United States. In order to approve the product in the United States, the FDA would have required us to perform a second Phase III trial in the United States, and the costs associated with such a trial made it impossible for us to launch the product into the United States, which we perceive to be our most important market. In Europe, we had anticipated that funding or reimbursement would be granted more rapidly in Spain and in the United Kingdom, that reimbursement would be approved on an unrestricted basis in Germany, and that reimbursement would be approved in France (see also “—There may be uncertainty over funding or reimbursement from third parties for newly approved healthcare products or such funding or reimbursement may be refused, which could affect our ability to commercialize our product candidates” below). We had also expected that the advanced therapy medicinal product regulation would be more strictly enforced (see “—We work in a strict regulatory environment, and future changes in any pharmaceutical legislation or guidelines, or unexpected events or new scientific insights occurring within the field of cell therapy, could affect our business” above), which would have forced all existing autologous chondrocyte implantation products that had not been approved through the advanced therapy medicinal product regulation to exit the market. Therefore, our expectations in respect of the potential market and the uptake of the product were higher than the results that were effectively obtained.

In addition, we constantly evaluate opportunities to acquire businesses and technologies that we believe are complementary to our business activities, such as our acquisition of Coretherapix in July 2015, which has a platform of allogeneic cardiac stem cell products, and we also expend our human and capital resources on the integration of such acquired businesses and the development of their technologies, which may affect our ability to develop our own product candidates.

On December 20, 2017, we announced that we plan to focus our resources and capabilities on our eASC platform technology and its product candidates Cx601 and Cx611. As a result, we do not plan to invest in further R&D of our allogeneic cardiac stem cell technology. Under these circumstances the fair value of the assets resulting from the business combination with Coretherapix is close to zero. An impairment (18.1 million euros) has been recognized at December 31, 2017 and the liability related to it has been consequently reversed (8.4 million euros). These items and the fair value changes which occurred during the year in the contingent consideration (0.5 million euros) negatively impacted the Company’s consolidated statement of income, with a negative impact of 10.2 million euros.

Our international operations pose currency risks, which may adversely affect our operating results and net income.

Our operating results may be affected by volatility in currency exchange rates and our ability to manage effectively our currency transaction risks. We use the euro as our currency for financial reporting purposes. In the future, a significant portion of our operating costs may be in U.S. dollars, because we have entered into an agreement with Lonza, a U.S. based contract manufacturing organization, to manufacture our lead product candidate in the United States, and will enter into research and development collaborations, trial collaborations, and professional services contracts in the United States. We also expect a share of our future revenues to be in U.S. dollars. Our exposure to currency risks could increase over time. We do not currently manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. For example, we have not engaged in any active hedging techniques, and we have not employed any derivative instruments to date. Therefore, unfavorable fluctuations in the exchange rate between the euro and U.S. dollars could have a negative impact on our financial results.

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

The cGMP requirements govern quality control of the manufacturing process and require written documentation of policies and procedures. Compliance with such procedures requires record keeping and quality control to ensure that the product meets applicable specifications and other requirements, including audits of vendors, contract laboratories and suppliers. Manufacturing facilities are subject to inspection by regulatory authorities at any time. If an inspection by a regulatory authority indicates that there are deficiencies, we or our contract manufacturer could be required to take remedial actions, stop production or close the relevant facility. If we fail to comply with these requirements, we also may be required to curtail the relevant clinical trials, might not be permitted to sell our product candidates or may be limited as to the countries or territories in which we are permitted to sell them.

Our eASC based development and clinical stage product candidates are manufactured at our facilities in Madrid, Spain, which have been certified by the Spanish Medicines and Medical Devices Agency under cGMP requirements. Cx601 for the United States will be manufactured by Lonza, a U.S. based contract manufacturing organization, for our expected Phase III trial following the completion of technology transfer. Outside the United States, we expect to manufacture Cx601 for commercial supply at our facilities in Madrid. Subsequently, under our Licensing Agreement, we expect Takeda to assume responsibility for manufacturing Cx601 following the completion of technology transfer no later than January 1, 2021. However, the certification may be interrupted, suspended or discontinued because of a failure to maintain compliance or for any other reason. In addition, the regulations or policies applied by the relevant authorities may change, and any such change would require us to undertake additional work, which may not be sufficient for us to comply with the revised standards.

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

Our ability to commercialize future product candidates will depend, in part, on the availability of reimbursement or funding from government and health administration authorities, private health insurers, managed care programs and other third-party payers. Significant uncertainty exists as to the pricing, market access, funding or reimbursement of newly approved healthcare products. In many countries, medicinal products are subject to a regime of price setting, funding or reimbursement by government health authorities, private health insurers or other organizations. Such organizations are under significant pressure to limit healthcare costs by restricting the availability and level of reimbursement or funding. For example, we were not successful in obtaining certain forms of reimbursement or funding with respect to ChondroCelect, such as the opinion of the French Haute Autorité de la Santé that ChondroCelect should not be reimbursed in France, the delays in obtaining funding or reimbursement in Spain and the United Kingdom, the decision to grant limited reimbursement in Germany, and the reversal of the decision to reimburse ChondroCelect in Belgium. Negative decisions or reversals of reimbursement or funding decisions by certain authorities or third-party payers may have an unfavorable spillover effect on pending or future funding or reimbursement applications.

We may not be able to obtain or maintain prices for products sufficient to realize an appropriate return on investment if adequate public health service or health insurance coverage is not available. In addition, rules and regulations regarding pricing, market access, funding or reimbursement may change, in some cases at short notice, especially in light of the global cost pressures on healthcare and pharmaceutical markets. Such changes could affect whether funding or reimbursement is available at adequate levels or at all.

The regulatory landscape that will govern our product candidates is evolving, and changes in regulatory requirements could result in delays or discontinuation of development of our product candidates or unexpected costs in obtaining regulatory approval.

Because we are developing novel stem cell therapy product candidates that are unique biological entities, the regulatory requirements that we will be subject to may change. Even with respect to more established products that fit into the categories of cell therapies, the regulatory landscape is still developing and will likely continue to change in the future. In particular, such products may be subject to increased scrutiny by regulatory authorities. For example, the EMA established a special committee called the Committee for Advanced Therapies to assess the quality, safety and efficacy of advanced therapy medicinal products, a category that includes cell therapy products, including our product candidates. This committee advises the CHMP, which is responsible for a final opinion on the granting, variation, suspension or revocation of an application for marketing authorization in the European Union.

Likewise, in the United States, the FDA has established the Office of Tissues and Advanced Therapies (OTAT), formerly known as the Office of Cellular, Tissue and Gene Therapies (OCTGT) within its Center for Biologics Evaluation and Research, or CBER, to consolidate the review of cell therapy and related products, and the Cellular, Tissue and Gene Therapies Advisory Committee to advise CBER on its review. Cell therapy clinical trials are also subject to review and oversight by an institutional biosafety committee, or IBC, a local institutional committee that reviews and oversees basic and clinical research conducted at the institution participating in the clinical trial. Although the FDA decides whether individual cell therapy protocols may proceed, review process and determinations of other reviewing bodies can impede or delay the initiation of a clinical study, even if the FDA has reviewed the study and approved its initiation. Conversely, the FDA can place an IND application on clinical hold even if such other entities have provided a favorable review. Furthermore, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which a clinical trial will be conducted. Similarly, complex regulatory environments exist in other jurisdictions in which we might consider seeking regulatory approvals for our product candidates, further complicating the regulatory landscape.

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

These various regulatory review committees and advisory groups may also promulgate new or revised guidelines from time to time that may lengthen the regulatory review process, require us to perform additional studies, increase our development costs, lead to changes in regulatory positions and interpretations, delay or prevent approval and commercialization of our product candidates or lead to significant post approval limitations or restrictions. Because the regulatory landscape for our stem cell therapy product candidates is evolving, we may face even more cumbersome and complex regulations in the future. Furthermore, even if our product candidates obtain required regulatory approvals, such approvals may later be withdrawn as a result of changes in regulations or the interpretation of regulations by applicable regulatory agencies.

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

If serious adverse events related to cell therapy products were to arise in clinical trials or after marketing approval, the EMA, the FDA or other regulatory bodies could impose more restrictive safety requirements on cell therapy products generally, including in the manner of use and manufacture, could require safety warnings in product labeling, and could limit, restrict or deny permission for new cell therapy products to enter clinical trials or to be marketed.

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

The degree of market acceptance of our cell therapy product candidates will depend on a number of factors, including the following:

•	the clinical safety and effectiveness of our products and their demonstrated advantage over alternative treatment methods;

•	our ability to demonstrate to healthcare providers that our products provide a therapeutic advancement over standard of care or other competitive products or methods;

•	our ability to educate healthcare providers on the use of patient specific human tissue, to avoid potential confusion with and differentiate ourselves from the ethical controversies associated with human fetal tissue and engineered human tissue;

•	our ability to educate healthcare providers, patients and payers on the safety and adverse reactions involving our products;

•	our ability to meet supply and demand and develop a core group of medical professionals familiar with and committed to the use of our products; and

•	the cost effectiveness of our products and the pricing, market access and reimbursement policies of government and third-party payers.

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

The public perception of ethical and social issues surrounding the use of tissue engineered products or stem cells may limit or discourage the use of our product candidates. The use of human cells, such as differentiated cartilage cells, eASCs, CSCs and other adult stem cells, as starting material for the development of our product candidates could generate negative public perceptions of our product candidates and public expressions of concern could result in stricter governmental regulation, which may, in turn, increase the cost of manufacturing and marketing our product or impede market acceptance of our product candidates.

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

We may encounter problems achieving adequate quantities and quality of clinical grade materials that meet EMA, FDA or other applicable standards or specifications with consistent and acceptable production yields and costs. In addition, the FDA, the EMA and other foreign regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA or other foreign regulatory authorities may require that we not distribute a lot until the agency authorizes its release.

Successfully transferring complicated manufacturing techniques to contract manufacturing organizations and scaling up these techniques for commercial quantities is time consuming and subject to potential difficulties and delays. We have entered into an agreement with Lonza, a leading U.S. based contract manufacturing organization active in biological and cell therapy manufacturing, to produce Cx601 in the United States in connection with the proposed Phase III clinical trial to register Cx601 in the United States. Our technology transfer to Lonza may result in setbacks in replicating the current manufacturing process at a new facility and in scaling up production. Likewise, we or any other third parties with which we enter into strategic relationships, including Takeda, might not be successful in streamlining manufacturing operations or implementing efficient, low cost manufacturing capabilities and processes that will enable us to meet the quality, price and production standards or production volumes to achieve profitability. Our failure to develop these manufacturing processes in a timely manner could prevent us from achieving our growth and profitability objectives as projected or at all.

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

Our competitors may be able to develop other products that are able to achieve similar or better results than our product candidates. Our potential competitors include established and emerging pharmaceutical and biotechnology companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as a larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective or less costly than our product candidates. We believe that the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, price and reimbursement.

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

Our business exposes us to potential product liability and professional indemnity risks, which are inherent in the research, development, manufacturing, marketing and use of medical treatments. It is impossible to predict the potential adverse effects that our product candidates may have on humans. The use of our product candidates in human clinical trials may result in adverse effects, and long-term adverse effects may only be identified following clinical trials and approval for commercial sale. In addition, physicians and patients may not comply with any warnings that identify the known potential adverse effects and the types of patients who should not receive our product candidates. We may not be able to obtain necessary insurance at an acceptable cost or at all. We currently carry 20 million euros of liability insurance. In the event of any claim, the level of insurance we carry now or in the future may not be adequate, and a product liability or other claim may materially and adversely affect our business. If we cannot adequately protect ourselves against potential liability claims, we may find it difficult or impossible to commercialize our product candidates. Moreover, such claims may require significant financial and managerial resources, may harm our reputation if the market perceives our drugs or drug candidates to be unsafe or ineffective due to unforeseen side effects, and may limit or prevent the further development or commercialization of our product candidates and future product candidates.

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

Our international operations subject us to various risks, and our failure to manage these risks could adversely affect our results of operations.

We face significant operational risks as a result of doing business internationally, such as the following:

•	fluctuations in foreign currency exchange rates;

•	potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;

•	potential changes to the accounting standards, which may influence our financial situation and results;

•	becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;

•	difficulties in attracting and retaining qualified personnel;

•	rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism or epidemics and other similar outbreaks or events, and potential failure in confidence of our suppliers or customers due to such changes or events; or

•	tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

Our inability to manage our expansion, both internally and externally, could have a material adverse effect on our business.

We may in the future acquire other businesses, companies with complementary technologies or products to expand our activities. As a consequence, intangible assets, including goodwill, may account for a larger part of the balance sheet total than is currently the case. Despite the fact that we carefully investigate every acquisition, the risk remains, among others, that corporate cultures may not blend well, expected synergies may not be not fully realized, restructurings may prove to be more costly than initially anticipated and that acquired companies may prove to be more difficult to integrate than foreseen. We can therefore not guarantee that we will successfully be able to integrate any acquired companies.

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

On June 23, 2016, a majority of voters in the United Kingdom voted to leave the European Union in a referendum and on March 29, 2017, the United Kingdom delivered its official withdrawal notification to the President of the European Council. The terms of the United Kingdom’s withdrawal are subject to a negotiation period that could last until or beyond March 2019, two years after the government of the United Kingdom formally initiated the withdrawal process in March 2017. The United Kingdom’s decision has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply in the future. These developments have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital. In addition, it is uncertain whether our EMA approvals, if granted, will cover the United Kingdom. If not, it is not yet known what the new U.K. approval process will involve.

Risks Related to Our Intellectual Property

We may not be able to protect adequately our proprietary technology or enforce any rights related thereto.

Our ability to compete effectively with other companies depends, among other things, on the exploitation of our technology. In addition, filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Our competitors may therefore develop equivalent technologies or otherwise gain access to our technology, particularly in jurisdictions in which we have not obtained patent protection or in which enforcement of such protection is not as strong as it is in the United States.

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

U.S. courts have recently issued decisions limiting the patent eligibility of natural products and natural correlations. On June 13, 2013, in Association for Molecular Pathology v. Myriad Genetics, the U.S. Supreme Court held that isolated genomic DNA segments are not patentable subject matter, but complementary DNA molecules are patentable subject matter. On May 8, 2014, the U.S. Court of Appeals for the Federal Circuit held that cloned animals are not patentable subject matter. Furthermore, on March 20, 2012, in Mayo Collaborative Services v. Prometheus Laboratories, the U.S. Supreme Court held that certain algorithms for measuring drug metabolite levels from patient samples and correlating them to drug doses are not patentable subject matter. On June 19, 2014, in Alice Corporation Pty. Ltd. v. CLS Bank International, et al., a case involving patent claims directed to a method for mitigating settlement risk, the Court held that the patent eligibility of claims directed to abstract ideas, products of nature, and laws of nature should be determined using the same framework set forth in Prometheus.

The Patent and Trademark Office (“PTO”) has issued guidelines setting forth procedures for determining patent eligibility of claims directed to abstract ideas, product of nature and laws of nature in line with the Prometheus, Myriad, and Alice decisions. The guidelines indicate that a claim reciting any natural phenomenon or natural product will be treated as ineligible for patenting unless the claim as a whole recites something significantly different from the natural product. The effect of these decisions on patents for inventions relating to other natural phenomena and natural products, such as stem cells, is uncertain. Because our patent portfolio is largely directed to stem cells and their use, as well as to uses of naturally occurring biomarkers, these developments in U.S. patent law could affect our ability to obtain new U.S. patents or to enforce our existing patents. In some of our pending U.S. patent applications, the PTO has questioned whether certain of our claims are eligible for patenting. If we are unable to procure additional U.S. patents or to enforce our existing U.S. patents, we would be vulnerable to competition in the United States.

Third party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.

Our commercial success depends in part on avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the PTO or oppositions and other comparable proceedings in foreign jurisdictions. Under U.S. patent reforms effective September 16, 2012, new procedures including inter partes review and post grant review have been implemented. This reform, particularly inter partes review, has become a relatively effective means of challenging U.S. patents in certain technology areas. Inter partes review proceedings are not as well tested for U.S. patents on biologicals such as stem cells, but the number of petitions is on the rise, which brings uncertainty to the possibility of challenge to our patents in the future. Numerous U.S. and non-U.S. issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents of which we are currently unaware with claims to compositions, materials, formulations, methods of manufacture or methods for treatment of which we are currently unaware and that are related to the use or manufacture of our product candidates. Because patent applications can take many years, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that the use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents might be able to block our ability to commercialize the product candidate, unless we were to obtain a license under the applicable patents, or until such patents expired or they were finally determined to be invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patent might be able to block our ability to develop and commercialize our product candidate unless we were to obtain a license or until such patent expired or was finally determined to be invalid or unenforceable. In either case, such a license might not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates might be impaired or delayed, which could in turn significantly harm our business.

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

We might further expand our activities in the future by in licensing certain technologies. Collaboration and integration may have an important impact on the success of our expansion strategy. In such a case, we might not own the patents or supplementary protection certificates on the basis of which these licenses may be granted. These licenses may generally be terminated by the licensor if we breach certain of our obligations under the license and in other specified circumstances. If any of our license agreements were to be terminated, the further development and commercialization of some of our product candidates could be prevented or delayed, reducing their potential revenues. The scope of our rights under such licenses may be subject to dispute by licensors or third parties. We might not control the filing or the prosecution of all the patents to which we hold licenses and may need to rely upon our licensors to enforce the patents and to prevent or to challenge possible infringement by third parties. We might not be able to obtain licenses for the technologies that we require in the future.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could expose one or more of our patents to the risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.

Interference proceedings provoked by third parties or brought by the PTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States and in Europe.

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

On April 1, 2011, Cellerix (the predecessor entity of our subsidiary TiGenix S.A.U.) filed an inter partes re-examination request with the PTO regarding the patent US6777231, owned by the University of Pittsburgh. The PTO examiner issued a decision concluding that all ten originally issued claims and all 18 newly submitted claims of the patent granted to the University of Pittsburgh were invalid. The University of Pittsburgh appealed the examiner’s decision to the Patent Trial and Appeal Board (“PTAB”). The PTAB issued its decision on July 31, 2017 affirming the examiner’s rejection of the newly submitted claims as indefinite and as anticipated by prior art. The PTAB’s decision affirming that all ten originally issued claims and all 18 newly submitted claims of the patent granted to the University of Pittsburgh were invalid on at least one ground became final and appealable on November 30, 2017. The deadline for filing a notice of appeal was January 30, 2018. TiGenix did not appeal and has not been served with a notice of appeal by the University of Pittsburgh. At this stage, we expect that the PTO examiner will issue a Notice of Intent to Issue an Inter Partes Reexamination Certificate that will indicate that all claims have been canceled and the re-examination prosecution is terminated.

If the re-examination is not successful as a result of an appeal by the University of Pittsburgh (which would be untimely served on TiGenix as of the date of this Annual Report), we may be required to obtain a license on unfavorable terms, or may not be able to obtain a license at all in order to commercialize our adipose derived stem cell products in the United States. We would potentially be susceptible to patent infringement or litigation regarding patent infringement while commercializing our eASC products in the United States. We may, therefore, choose to delay the launch of our adipose derived stem cell products in the U.S. market until the expiration of the patent US6777231 on March 10, 2020. To avoid infringing granted patents equivalent to US6777231 in other countries, we may at any given point in time be forced to develop and utilize alternative technology, to exploit our current technology and products under a royalty-bearing license with respect to the intellectual property rights of other parties or to delay the launch of our adipose derived stem cell products in the relevant market until patent expiration.

Risks Related to Our Dependence on Third Parties

In the future, we may rely on third parties to manufacture our product candidates in Spain, Europe and the United States; a failure of service by such parties could adversely affect our business and reputation.

We have entered into an agreement with Lonza, a leading U.S.-based contract manufacturing organization active in biological and cell therapy manufacturing, to produce Cx601 in the United States in connection with the proposed Phase III clinical trial to register Cx601 in the United States. Outside the United States, we expect to manufacture Cx601 for commercial supply at our facilities in Madrid. Subsequently, under the Licensing Agreement (as defined herein), we expect Takeda to assume responsibility for manufacturing Cx601 following the completion of technology transfer no later than January 1, 2021. We are, therefore, exposed to risks relating to the conduct of business of such parties, including the following:

•	their ability to employ and retain suitably qualified staff and maintain good labor relations with their workforce;

•	their ability to meet the required legal, regulatory or quality control standards, including the cGMP requirements prescribed in the relevant country or territory of manufacture or supply; and

•	their level of investment in their facilities and equipment and their ability to consistently manufacture our product candidates to the required standard.

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

If such a party were to breach its contractual commitments to us, our only option might be to seek a legal remedy, which could be costly or time consuming and, even if successful, may not fully compensate us for our damages. If we have to terminate our relationship with such a party due to problems with the timeliness or quality of their work, we may not be able to replace them on commercially acceptable terms, or at all, which could delay or threaten our ability to generate meaningful revenue from product sales as a result of which we may have insufficient capital resources to support our operations.

We will depend heavily on our Licensing Agreement with Takeda for the success of Cx601 for complex perianal fistulas outside of the United States. If Takeda terminates our Licensing Agreement or is unable to meet its contractual obligations, it could negatively impact our business.

On July 4, 2016, we entered into a licensing agreement with Takeda, a large pharmaceutical company active in gastroenterology, pursuant to which Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside of the United States (the “Licensing Agreement”). On October 25, 2017, as provided under the Licensing Agreement, we entered into a manufacturing and supply agreement with Takeda, governing, among other things, the specific aspects of the manufacturing and supply of Cx601 and the financial terms of the transfer of the manufacturing responsibilities for Cx601 from the Company to Takeda (the “Manufacturing Agreement”).

Under the terms of the Licensing Agreement, we are entitled to receive specified regulatory and sales milestone payments, as well as royalty payments and an equity investment. In addition, as part of the Licensing Agreement, we will expand our production facility in Madrid, the cost of which we have agreed to share equally with Takeda. In addition, Takeda will be solely responsible for all commercialization activities and associated costs, relating to the licensed product in the licensed territories.

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

For some market opportunities, we may need to enter into co-development, co-promotion or other licensing arrangements with larger pharmaceutical firms to increase the chances of commercial success of our product candidates. For example, with respect to Cx601, we have entered into the Licensing Agreement, under which Takeda currently has the exclusive right to commercialize Cx601 outside the United States. Previously, with respect to ChondroCelect, we entered into an exclusive distribution agreement with Sobi for the European Union (excluding Finland, where we had a pre-existing distribution agreement with Finnish Red Cross Blood Service) as well as several other countries. In July 2016, we requested the withdrawal of marketing authorization for ChondroCelect for commercial reasons, which became effective as of November 30, 2016. We no longer generate revenues from ChondroCelect. In the future, we may enter into additional distribution agreements in other territories. We may not be able to establish sales, marketing and distribution, pricing, reimbursement and market access capabilities of our own or to enter into arrangements with contract sales organizations or larger pharmaceutical firms in a timely manner or on acceptable terms. Additionally, building marketing and distribution capabilities may be more expensive than we anticipate and may require us to divert funds from other intended purposes or prevent us from building our own marketing and distribution capabilities to desired levels.

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

Our distributors may be faced with hurdles in pricing, reimbursement, market access, market acceptance, distribution and competition that delay or even prevent the commercialization of our product candidates or result in the early termination of licensing agreements. The ability of our distributors to commercialize our product candidates also depends, in part, on the extent to which our competition will react.

We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines or if we or these third parties do not comply with applicable regulatory requirements, we may not be able to obtain regulatory approval for, or commercialize, our product candidates.

We rely on third-party contract research organizations to conduct clinical trials for our product candidates, and we control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, regulatory and scientific standards, and our reliance on our contract research organizations does not relieve us of our regulatory responsibilities. We and our contract research organizations will be required to comply with GCP requirements, and good tissue practice (“GTP”) requirements, which are a collection of regulations enforced by the FDA, the EMA and/or comparable foreign regulatory authorities for product candidates in clinical development. These GCP and GTP requirements are intended to protect the health, safety and welfare of study subjects through requirements such as informed consent and to ensure data integrity, among other things. Regulatory authorities enforce these GCP and GTP requirements through periodic inspections of trial sponsors, contract research organizations, principal investigators and study sites. If we or any of our contract research organizations fail to comply with applicable GCP and GTP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, the EMA or a comparable foreign regulatory authority may require us to perform additional clinical trials before approving our marketing applications. Upon inspection, such regulatory authorities might determine that any of our clinical trials do not comply with GCP and GTP regulations. In addition, for biological products, our clinical trials must be conducted with products made under cGMP regulations and will require a large number of test subjects. Our failure or any failure by our contract research organizations to comply with these regulations or to recruit a sufficient number of patients may disregard the clinical data generated in such trial and require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, we may be implicated or subject to civil or criminal liability if any of our contract research organizations violates fraud and abuse or false claims laws and regulations or healthcare privacy and security laws in any jurisdiction in which we conduct our trials.

For example, as part of the marketing authorization application process for Cx601, we had routine GCP inspections in September 2016. Following these inspections, we received an inspection report identifying certain critical and major deviations from GCP. The inspectors initially recommended to the EMA that the data from the trial should be disregarded as part of the marketing authorization application. In making their recommendation, the inspectors focused on the infringement of the patient’s right to consent to the presence of a company sponsored healthcare professional. Due to the nature of this finding, the inspectors deemed the trial not to be conducted in accordance with ethical principles, including GCP and applicable regulatory requirements. After we submitted our response, we received a second inspection integrated report in September 2017 from the EMA which concluded that after further GCP actions and inspections, “the data inspected are considered of acceptable quality and deficiencies have no impact on the inspected trials’ data reliability and validity.” With respect to the presence of the healthcare professional during the administration of Cx601, the inspection report concludes that “it is recognized that this breach was not intentional and the sponsor did take into account other factors like education background in health sciences of the individuals present at the operating room and that this was already covered in the informed consent.”

We could face similar reports in the future, which could stop or delay the marketing authorization process for our products.

Contract research organizations are not employed directly by us and, except for remedies available to us under our agreements with such contract research organizations, we cannot control whether they devote sufficient time and resources to our ongoing preclinical and clinical programs. These contract research organizations may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other product development activities, which could affect their performance on our behalf. If these contract research organizations do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated or be deemed unreliable, and we may not be able to complete development of, obtain regulatory approval for, or commercialize our product candidates.

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

We may consider or seek strategic transactions in the future, and we might not realize the benefits of such strategic transactions.

From time to time, we may consider or seek possible strategic transactions, including investments, combinations, acquisitions, alliances, joint ventures or collaborations or enter into licensing arrangements with third parties, with the goal of maximizing shareholder value or to complement or augment our development and commercialization efforts with respect to our product candidates and any future products that we may develop. We can provide no assurance that we will consummate a new strategic transaction, and in the event that we do consummate a strategic transaction, implementation of any such transaction may impair shareholder value or otherwise have a material adverse effect on our business, prospects, results of operations or financial condition. Any such transaction may require us to incur non recurring and other charges, increase our short- and long term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic transactions, and the negotiation process is time consuming and complex. Moreover, we may not be successful in our efforts to carry out a strategic transaction, including alternative arrangements for our product candidates, because they may be deemed to be at too early of a stage of development for collaborative effort, and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to integrate them with our existing operations and company culture. Following a strategic transaction or license, we might not be able to achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic transaction agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications.

Risks Related to Ownership of our ADSs

The ADSs may experience price and volume fluctuations.

Stock markets have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ordinary shares and ADSs, regardless of our actual operating performance. The market price and liquidity of the market for the ADSs may be significantly affected by numerous factors, some of which are beyond our control. These factors include:

•	significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies;

•	delays between our expenditures to develop and market new products and the generation of sales from those products;

•	significant volatility as a result of macroeconomic disruptions and political tensions including separatist movements in Spain and elsewhere;

•	changes in the amount that we spend to develop, acquire or license new products, technologies or businesses;

•	changes in our expenditures to promote our products and services;

•	success or failure of research and development projects of us or our competitors;

•	announcements of acquisitions by us or one of our competitors;

•	the general tendency towards volatility in the market prices of shares of companies that rely on technology and innovation;

•	changes in regulatory policies or tax guidelines;

•	changes or perceived changes in earnings or variations in operating results;

•	any shortfall in revenue or net income from levels expected by investors or securities analysts;

•	disputes or other developments relating to proprietary rights, including patents, and our ability to obtain patent protection for our technologies;

•	departures of key scientific or management personnel;

•	significant lawsuits, including patent litigation; and

•	general economic trends and other external factors, many of which are beyond our control.

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

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating as a U.S. listed public company. To raise capital, we may issue new ordinary shares, ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we issue new ordinary shares, ADSs, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such issuances or sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to the holders of our ordinary shares or ADSs. The incurrence of indebtedness could result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, products or product candidates, or grant licenses on terms unfavorable to us.

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

We have no present intention to pay dividends in the foreseeable future. In addition, the Offer and Support Agreement restricts our ability to pay any dividend prior to the completion of the Tender Offer. Any recommendation by our board of directors to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Furthermore, pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules. In addition, in accordance with Belgian law and our articles of association, we must allocate each year an amount of at least 5% of our annual net profit under our non-consolidated statutory accounts to a legal reserve until the reserve equals 10% of our share capital. Therefore, we are unlikely to pay dividends or other distributions in the foreseeable future. If the price of the ADSs or the underlying ordinary shares declines before we pay dividends, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. domestic issuers. This may limit the information available to holders of ADSs.

We are a “foreign private issuer”, as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to U.S. domestic issuers. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and consolidated financial statements with the SEC as frequently or as promptly as U.S. domestic issuers. Accordingly, there may be less publicly available information concerning our Company than there is for U.S. public companies. As a foreign private issuer, we file an annual report on Form 20 F within four months of the close of each year ended December 31 and furnish reports on Form 6 K relating to certain material events promptly after we publicly announce these events. However, we are not required to publish quarterly financial information, and, therefore, our shareholders will not be afforded the same information generally available to investors holding shares in public companies organized in the United States.

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

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including the following:

•	exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	exemption from the obligation to disclose in this Annual Report selected financial information for periods not included in our initial registration statement;

•	reduced disclosure obligations regarding executive compensation in this Annual Report and our periodic reports and proxy statements; and

•	exemptions from the requirements to hold nonbinding advisory votes on executive compensation and to seek shareholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years from the date of our initial public offering (December 15, 2016), although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.07 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three year period before that time, we would cease to be an emerging growth company immediately. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs, and our share price may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to report accurately our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, when we cease to be an emerging growth company, we will be required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

Our compliance with Section 404 requires that we incur substantial accounting expenses and expend significant management efforts. We currently do not have an internal audit group, and we have hired a third-party service provider with the appropriate experience, as well as understanding of internal control processes around supervision and monitoring of our accounting and reporting functions and technical accounting knowledge and application, to compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

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

We have incurred and may continue to incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management may continue to be required to devote substantial time to new compliance initiatives.

As a company whose ADSs publicly trade in the United States, we have incurred and will continue to incur, to the extent our ADSs continue to be publicly traded in the United States, significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the Nasdaq Stock Market have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs will increase at the time when we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel will need to continue to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and may continue to increase our legal and financial compliance costs and will make some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors or its committees. Furthermore, if we are unable to satisfy our obligations as a U.S. listed public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

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

While we do not anticipate paying any dividends on our ordinary shares in the foreseeable future, if any dividends are declared, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

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

We are a Belgian public limited liability company. Only two members of our board of directors and no member of our executive management are residents of the United States. All or a substantial portion of the assets of such non-resident persons and most of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process upon such persons or on us or to enforce against them or us a judgment obtained in U.S. courts. Original actions or actions for the enforcement of judgments of U.S. courts relating to the civil liability provisions of the federal or state securities laws of the United States are not directly enforceable in Belgium. The United States and Belgium do not currently have a multilateral or bilateral treaty providing for reciprocal recognition and enforcement of judgments, other than arbitral awards, in civil and commercial matters. In order for a final judgment for the payment of money rendered by U.S. courts based on civil liability to produce any effect on Belgian soil, it is accordingly required that this judgment be recognized or be declared enforceable by a Belgian court in accordance with Articles 22 to 25 of the 2004 Belgian Code of Private International Law. Recognition or enforcement does not imply a review of the merits of the case and is irrespective of any reciprocity requirement. A U.S. judgment will, however, not be recognized or declared enforceable in Belgium if it infringes upon one or more of the grounds for refusal that are exhaustively listed in Article 25 of the Belgian Code of Private International Law. These grounds mainly require that the recognition or enforcement of the foreign judgment should not be a manifest violation of public policy, that the foreign courts must have respected the rights of the defense, that the foreign judgment should be final, and that the assumption of jurisdiction by the foreign court may not have breached certain principles of Belgian law. In addition to recognition or enforcement, a judgment by a federal or state court in the United States against us may also serve as evidence in a similar action in a Belgian court if it meets the conditions required for the authenticity of judgments according to the law of the state where it was rendered. The findings of a federal or state court in the United States will not, however, be taken into account to the extent they appear incompatible with Belgian public policy.

We believe we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the 2017 taxable year. However, because our PFIC status for any taxable year is a factual determination that is made annually and may depend, in part, on the market value of our shares or ADSs from time to time, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any taxable year, this could result in adverse U.S. federal income tax consequences to U.S. investors.

Based on the composition of our income and assets and the estimated market value of our assets, including goodwill, which is based, in part, on the trading price of our shares and ADSs for 2017, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2017 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. Because PFIC status must be determined annually based on factual tests, our PFIC status for any taxable year will depend on the composition of our income and assets and our activities in those years—for example, the timing of receipt of, or entitlement to, certain royalty or milestone payments. Furthermore, because we hold a substantial amount of cash and cash equivalents, our PFIC status for any taxable year may depend on the value of our goodwill, which may be determined by reference to our market capitalization (which may be especially volatile given the nature of our business). Therefore, a decline in the value of our shares or ADSs could result in us being a PFIC. In general, we will be a PFIC for any taxable year in which either of the following is true:

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

We are a Belgian public limited liability company, and shareholders of our Company may have different and in some cases more limited shareholder rights than shareholders of a U.S.-listed corporation.

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

The deposit agreement expressly limits the obligations and liability of us and the depositary. Neither we nor the depositary will be liable to the extent that liability results from the fact that we:

•	are prevented, forbidden from or delayed in doing or performing any obligation under the terms of the deposit agreement by reason of any provision of any present or future law or regulation of the United States, any state thereof, Belgium or any other country, or governmental or regulatory authority or stock exchange, or on account of possible civil or criminal liabilities or by reason of any provision of our constitutional documents or any other provision governing the ordinary shares or by reason of any act of God, war or other circumstances beyond our or their control;

•	exercise or fail to exercise discretion under the deposit agreement or our constitutional documents or any other provision governing the ordinary shares;

•	perform our obligations without gross negligence or willful misconduct or bad faith

•	take any action or fail to take any action based upon advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder of the ADSs or any other person believed in good faith to be competent to give such advice or information; or

•	rely on any documents we believe to be genuine and properly executed.

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

The tax reform in Belgium could have an adverse impact on us and on holders of our shares and ADSs.

In its budgetary agreement presented on July 26, 2017, the Belgian federal government announced a major income tax reform (the “Belgian Tax Reform”). The relevant new tax measures introduced in the framework of the Belgian Tax Reform are contained in three separate piece of legislation:

•	Program-law of December 25, 2017;

•	Law of December 25, 2017, regarding the reform of the corporate income tax; and

•	Law of February 7, 2018 introducing a tax on custody accounts.

Among other measures, the standard corporate income tax rate decreases from 33% to 29.58% as of assessment year 2019 for taxable periods starting at the earliest on January 1, 2018 (including supplementary crisis surcharges of 2%) and ultimately to 25% in 2020 (for enterprises other than small- and medium-sized enterprises (SMEs)). However, the Belgian Tax Reform broadens the corporate tax base and abolishes a number of existing tax deductions and specific exemption regimes to reflect the three main aims of the reform: simplification, fairness in taxation policy and budget neutrality. Measures relating to individuals have also been taken.

The entry into force of the measures taken in the framework of the Belgian Tax Reform will be phased in a period of three years, with some measures applicable as of January 1, 2018 while other measures will be applicable as of 2019 or 2020. Hence, we can provide no assurance regarding the effect that the overall Belgian Tax Reform will have on our global tax burden, particularly in light of the offsetting measures being adopted as of 2019 and/or 2020 to counterbalance the reduction in the standard corporate income tax rate. As such, the Belgian Tax Reform could have a net negative impact on the value of the ordinary shares represented by ADSs or the return associated with them.

For more details about the impact of the Belgian Tax Reform, see “Taxation—Belgian Taxation.”

Item 4. Information on the Company

A.       History and Development of the Company

General

We are an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells. We have completed, and received positive data in a single pivotal Phase III trial in Europe and Israel of our most advanced product candidate Cx601, a potential first-in-class locally injectable allogeneic stem cell therapy indicated for the treatment of complex perianal fistulas in patients suffering from Crohn’s disease. A complex perianal fistula consists of abnormal tracts between the rectum and the skin surrounding the anus, and is commonly associated with Crohn’s disease. It is a serious clinical condition affecting the anal sphincter and is potentially associated with a perianal abscess. Cx601 has been granted orphan drug designation by the FDA for the treatment of patients with fistulizing Crohn’s disease. Over 125,000 adult Crohn’s patients suffer from perianal fistulas in the United States and Europe for which existing treatment options are inadequate.

Cx601 is our lead product candidate based on our platform of expanded adipose, or fat tissue, derived stem cells, known as eASCs. Under the Licensing Agreement, Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas outside the United States. The Licensing Agreement and the Manufacturing Agreement also govern, among other things, the specific aspects of the manufacturing and supply of Cx601 and the financial terms of the transfer of the manufacturing responsibilities for Cx601 from the Company to Takeda.

In the randomized, double-blind, placebo-controlled Phase III study, Cx601 met the primary endpoint of combined remission of complex perianal fistulas at 24 weeks. The results of the follow-up analysis after 52 weeks were also positive in terms of efficacy and confirmed the favorable safety and tolerability profile of Cx601. Tolerability was again confirmed in the long-term extension at week 104.

Based on the data from our pivotal Phase III trial in Europe, we submitted a marketing authorization application for Cx601 to the EMA in March 2016, and a positive opinion from the CHMP was issued on December 14, 2017. On December 20, 2017, following the positive opinion from the CHMP, we announced our plans to focus our resources and capabilities on the eASC platform technology and our product candidates Cx601 and Cx611. On the basis of the CHMP opinion, marketing authorization was granted by the European Commission on March 23, 2018, following which Takeda may start to commercialize the approved product in Europe. We have also initiated a global pivotal Phase III clinical trial for Cx601 for the treatment of complex perianal fistulas in patients with Crohn’s disease, which is designed to support a future regulatory filing for Cx601 in the United States, and are advancing in the technology transfer process to Lonza, a U.S.-based contract manufacturing organization. Based on discussions with the FDA, we believe that the U.S. Phase III trial, if successful, could, together with the European Phase III data, serve as sufficient evidence for filing a BLA for regulatory approval with the FDA. We reached an agreement with the FDA through a special protocol assessment, or SPA, procedure for our global Phase III trial protocol. The agreed primary endpoint for the global Phase III trial is the same as the one for the European Phase III trial. For this Phase III trial we have submitted an IND application to the FDA that has been approved for sites in Europe and Israel and is on hold in North America until U.S.-approved clinical supplies are available for those sites.

In order to speed the availability of Cx601 in the U.S. market, we intend to apply to the various applicable mechanisms put in place by the FDA to facilitate access to innovative drugs that target serious conditions and that present advantages over existing treatments. In particular, on September 15, 2017 we applied for RMAT designation for Cx601. On November 8, 2017 we learned that our application could not be accepted until U.S.-approved clinical supplies are available. We intend to reapply as soon as feasible thereafter.

Our eASC-based platform has generated other product candidates, including Cx611, for which we have completed a European Phase I trial in a sepsis challenge in healthy volunteers. We initiated a Phase Ib/IIa clinical trial for the treatment of severe sepsis in Europe in January 2017.

On July 31, 2015, we acquired Coretherapix, a Spanish biopharmaceutical company focused on developing cost-effective regenerative therapeutics to stimulate the endogenous repair capacity of the heart and mitigate the negative effects of myocardial infarction, or a heart attack. Coretherapix had developed an allogeneic platform of expanded cardiac stem cells, or CSCs, and its lead product candidate, AlloCSC-01, employs allogeneic CSCs as a potential treatment for acute ischemic heart disease. We completed a European Phase I/II trial to evaluate the safety and efficacy of the intracoronary infusion of AlloCSC-01 in patients with acute myocardial infarction. All safety objectives of the study were met. No mortality or MACE were found at 30 days, which was the primary endpoint of the study. In follow-ups, neither mortality nor MACE were found at either 6 months or at 12 months. Of particular relevance to this allogeneic approach, no immune-related adverse events were recorded at one-year follow-up. On December 20, 2017, following the positive opinion from the CHMP, we announced our plans to focus our resources and capabilities on the eASC platform technology and our product candidates Cx601 and Cx611. As a result, we do not plan to invest in further R&D of our CSC-based platform. Under these circumstances the fair value of the assets resulting from the business combination with Coretherapix is close to zero. An impairment (18.1 million euros) has been recognized at December 31, 2017 and the liability related to it has been consequently reversed (8.4 million euros). These items and the fair value changes which occurred during the year in the contingent consideration (0.5 million euros) negatively impacted the Company’s consolidated statement of income, with a negative impact of 10.2 million euros.

We also developed and commercialized ChondroCelect, the first cell-based medicinal product to receive marketing authorization from the European Commission, which was indicated for cartilage repair in the knee. In July 2016, for commercial reasons, we decided to terminate our distribution agreements with Sobi and the Finnish Red Cross Blood Service and our manufacturing agreement with PharmaCell and we requested the withdrawal of our marketing authorization for ChondroCelect which became effective as of November 30, 2016. We no longer generate revenues from ChondroCelect.

Our eASC-based product candidates are manufactured at our facility in Madrid, which has been approved by the Spanish Medicines and Medical Devices Agency as being compliant with current Good Manufacturing Practices, or cGMP, requirements, which are the standards prescribed by regulatory agencies that control and license the manufacture and supply of pharmaceutical products, such as eASCs. Through our expansion process, we can generate up to 2,400 doses of Cx601 from cells extracted from a single healthy donor. We expect to continue producing Cx601 at our facility until Takeda assumes responsibility for manufacturing. Other than the Licensing Agreement, under which Takeda has the exclusive right to commercialize Cx601 outside the United States, we currently hold the worldwide rights for all of the product candidates we have developed.

Our therapeutic approach is to focus on the use of living cells, rather than conventional drugs, for the treatment of inflammatory and autoimmune diseases, through our eASC-based platform. Cells target different pathways from conventional drugs and may be effective in patients who fail to respond to such drugs, including the biologics currently used to treat inflammatory and autoimmune conditions. Our pipeline is based on proprietary platforms of allogeneic stem cells, which are extracted from human adipose tissue from healthy adult donors. We have conducted a full spectrum of studies analyzing various routes of administration—local (perianal), rectovaginal, intravenous, intralymphatic and, for AlloCSC-01, intra-coronary—and indications to further support the preclinical and clinical development of our platform. We have also had extensive discussions with the EMA regarding our eASC platform through their established procedures for scientific advice regarding chemistry, manufacturing and control (CMC) packages and preclinical packages as well as a scientific advice meeting with respect to Cx601 that has allowed us to pursue an expedited route to clinical development. In addition, we have had various meetings with the Center for Biologics Evaluation and Research within the FDA on the non-clinical, clinical and CMC development of Cx601 in the United States, including a pre-IND meeting. We believe that we already have the capacity to scale up the production of our eASC-based products on a late-stage clinical as well as commercial scale and have successfully obtained a manufacturing license from the Spanish Medicines and Medical Devices Agency for the commercial production of Cx601.

As of the date of this Annual Report and to the best of our knowledge, we believe that our pipeline portfolio was the most advanced cell therapy platform in Europe, with marketing authorization in Europe for our lead product candidate already granted by the European Commission, a global Phase III underway seeking BLA filing for the same product in the United States and one further product candidate in Phase Ib/IIa development.

Tender Offer

On January 5, 2018 Takeda announced its intention to launch the Tender Offer to purchase all of our issued and outstanding shares, warrants and ADSs. The Tender Offer will be made pursuant to the Offer and Purchase Agreement, dated as of January 5, 2018, between the Company and Takeda. The Company expects the Tender Offer to be launched by Takeda in April 2018. See “Item 3. Key Information—Recent Developments—The Takeda Tender Offer” and “Item 3. Key Information—D. Risk Factors—Risks Related to the Tender Offer”.

Capital Expenditures

Our actual capital expenditures for the years ended December 31, 2017, 2016 and 2015 amounted to 13.6 million euros, 2.1 million euros and 0.6 million euros, respectively. These capital expenditures primarily consisted of intangible assets related to our intellectual property and the acquisitions of our subsidiaries, property plant and equipment related to our facilities in Madrid and in Leuven. We expect our capital expenditures to increase in absolute terms in the short term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2018 to be financed from our cash and cash equivalents on hand.

The table below shows our capital expenditures for the years ended December 31, 2017, 2016 and 2015:

	Years ended December 31,
	2017	2016	2015
	(in thousands of euros)
Intangible assets	11,035	631	587
Property, plant and equipment	2,584	1,499	33
Total	13,619	2,130	620

B.	Business Overview

Please see “Item 4.A. History and Development of the Company” above for additional information regarding our business. Further, if the Tender Offer is consummated, our business, product strategy, investigation focus, manufacturing locations, management teams and other aspects of our business and operations may change from those described below. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Tender Offer”.

The following chart summarizes our product candidates:

•	Cx601. Cx601, our lead product candidate, is a potential first-in-class local injectable allogeneic stem cell therapy that has completed a pivotal Phase III trial in Europe and Israel for the treatment of complex perianal fistulas in patients suffering from Crohn’s disease. We have observed compelling clinical results that suggest that Cx601 has clinical utility in treating perianal fistulas in one injectable dose with increased efficacy and a more favorable adverse events profile than currently available therapies in Europe and the United States. Based on the data from our pivotal Phase III trial in Europe, we submitted a marketing authorization application for Cx601 to the EMA in March 2016, and a positive opinion from the CHMP was issued on December 14, 2017. On the basis of the CHMP opinion, we were granted marketing authorization for Cx601 (under the tradename “Alofisel”) by the European Commission on March 23,

2018, for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn’s disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. Alofisel should be used after conditioning of fistula. This marks the first allogeneic stem cell therapy to receive marketing authorization in Europe.

On October 18, 2017, the FDA granted orphan drug designation to Cx601 for the treatment of patients with fistulizing Crohn’s disease, which includes complex perianal fistula, in accordance with FDA advice.

In June 2017, we, together with Takeda, announced that Swissmedic had accepted for review the file on Cx601 to treat complex perianal fistulas in patients with Crohn’s disease. The submission to Swissmedic represented a key milestone in the commercialization of Cx601 in Switzerland. Also in June 2017, we formally launched the global pivotal Phase III clinical trial for Cx601 for the treatment of complex perianal fistulas in patients with Crohn’s disease, which is intended to support a future regulatory filing for Cx601 in the United States. The global pivotal Phase III clinical trial is a randomized, double-blind, placebo-controlled study designed to confirm the efficacy and safety of a single administration of Cx601 for the treatment of complex perianal fistulas in Crohn's disease patients. The trial design is similar to the European Phase III ADMIRE-CD trial for Cx601, with an identical primary endpoint. As of March 31, 2018, patients had been recruited into the trial across 37 sites in seven European countries including Spain, Italy, France, Poland, Belgium, Hungary and the Czech Republic. IND clearance for the start of recruitment in the United States is expected by the end of 2018. In support of this trial and our strategic goal of commercializing Cx601 in the United States, we opened our U.S. headquarters in Cambridge, Massachusetts, in June 2017.

•	Cx611. Cx611 is an allogeneic cellular suspension of eASCs that is injected intravenously. We have completed a Phase I sepsis challenge trial in which we studied the effect of Cx611 on volunteers with induced sepsis-like symptoms and we initiated a Phase Ib/IIa clinical trial for Cx611 (SEPCELL) in the treatment of severe sepsis due to severe community-acquired pneumonia, both in Europe. The first patient was dosed in January 2017. In the first quarter of 2018, after having reviewed the safety and efficacy data from the first 20 randomized patients, the independent data monitoring committee recommended to continue the study with no changes in the protocol.

•	AlloCSC-01. Following our acquisition of Coretherapix in 2015, we developed AlloCSC-01, our first product candidate from the CSC-based platform, is a suspension of allogeneic CSCs administered into the coronary artery of the patient. We completed a two-stage Phase I/II trial in Europe to evaluate the safety and preliminary efficacy of the intracoronary infusion of AlloCSC-01 in patients with acute myocardial infarction. All safety objectives of the study were met. No mortality or MACE were found at 30 days, which was the primary endpoint of the study. In follow-ups, neither mortality nor MACE were found at either 6 months or at 12 months. Of particular relevance to this allogeneic approach, no immune-related adverse events were recorded at one-year follow-up.

On December 20, 2017, following the positive opinion from the CHMP, we announced our plans to focus our resources and capabilities on the eASC platform technology and our product candidates Cx601 and Cx611. As a result, we do not plan to invest in further R&D of our CSC-based platform.

•	ChondroCelect. We also developed ChondroCelect, the first cell-based product to receive centralized marketing authorization from the European Commission in October 2009 as an advanced therapy medicinal product, a new medical product category regulated by the EMA that includes products based on gene therapy, cell therapy or tissue engineering. In July 2016, we requested the withdrawal of our marketing authorization for commercial reasons, which became effective as of November 30, 2016. We no longer generate any revenues from ChondroCelect.

As of December 31, 2017, we owned or co-owned 29 patent families and had more than 125 granted patents in more than 20 jurisdictions, including the United States, with expiration dates starting from 2020, for a patent relating to ChondroCelect.

Our Strategy

Our objective is to leverage our cell-therapy experience to develop innovative and safe treatment options for a broad range of inflammatory and autoimmune diseases using our eASC-based technology platform. Key elements of our strategy for achieving this objective are as follows:

•	Advance the clinical development of Cx601 and secure regulatory approval in Europe and the United States. Leveraging our experience with ChondroCelect, the first cell-based product to be granted centralized marketing authorization in Europe as an advanced therapy medicinal product, we intend to secure regulatory approval for our eASC-based product candidates, starting with Cx601.

•	Europe. Based on the results of our successful pivotal Phase III trial in Europe, we filed for marketing authorization in Europe in the first quarter of 2016. CHMP issued a positive opinion on December 14, 2017. On the basis of the CHMP opinion, we were granted marketing authorization by the European Commission on March 23, 2018, following which Takeda may start to commercialize the approved product in Europe within three months.

•	United States. We received positive feedback in our meeting, in December 2013, with the Center for Biologics Evaluation and Research within the FDA, which agreed to review the results of the European Phase III trial, which we recently completed, as supportive evidence for filing for regulatory approval in the United States. In addition, the FDA has agreed with the design of our global Phase III trial to register Cx601 in the United States through the SPA procedure as registration trial. We have started the process of technology transfer to Lonza, a U.S.-based contract manufacturing organization and have applied for an IND for the global Phase III trial to register Cx601 in the United States, which was launched in June 2017. We obtained orphan designation by the FDA in October 2017 and are broadly exploring available options for expedited development and review, which could result in the BLA being filed before the global Phase III trial to register Cx601 in the United States is completed.

•	Achieve global commercialization of Cx601. Under the Licensing Agreement, Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. The Licensing Agreement and the Manufacturing Agreement also govern, among other things, the specific aspects of the manufacturing and supply of Cx601 and the financial terms of the transfer of the manufacturing responsibilities for Cx601 from the Company to Takeda. We will follow a commercial strategy to increase the probability of Cx601’s ultimate success and may consider other partnerships in the United States. Complex perianal fistula in patients with Crohn’s disease, for which Cx601 is being developed, is a debilitating condition with a well-defined patient population managed by a limited number of medical specialists, which we believe will allow us to rely on a relatively small and effective commercialization structure to manage the relevant reference centers. Based on the positive CHMP opinion and a standard regulatory pathway for advanced therapy medicinal products, we were granted marketing authorization in Europe on March 23, 2018, and we anticipate generating our first royalties from Cx601 within three months of such authorization.

•	Advance our product candidate Cx601 for other indications and advance Cx611. We have identified new indications for Cx601 and a number of areas across fistulizing disease where serious unmet medical needs exist, which share similarities with complex perianal fistulas in Crohn's disease in terms of disease development and treatment approaches. We are working with our scientific advisory board on the most appropriate clinical development plan for each of these indications prior to discussing with regulators in scientific advice meetings. In respect of Cx611, we are focusing on a well-defined patient population and have selected a subgroup of patients suffering from severe sepsis within the otherwise relatively large indications in inflammatory disease. We successfully concluded a Phase I safety trial in the first quarter of 2015, and we enrolled the first patient for a Phase Ib/IIa trial in January 2017. We believe that if Cx611 were approved, it would supplement existing therapies and would have the potential to reduce mortality in patients with severe sepsis.

•	Discover, develop and commercialize first-in-class novel therapeutics for areas of high unmet medical needs by leveraging our proprietary allogeneic stem cell-based technology platform and our experience in bringing stem-cell based products to market. We intend to advance our position through the continuing discovery and development of new product candidates for multiple indications. We believe that our technology platform as well as our in-house expertise allow us to achieve candidate selection and proof-of-concept in an efficient manner. Our product candidates use novel mechanisms of action offering benefits that are expected to be superior to existing treatment options in terms of efficacy and safety in the selected indications, and we believe that they have the potential to be effective in a broad range of indications. We will continue to invest in our eASC platform, and identify, develop and manufacture additional product candidates from it. As our subsequent product candidates advance in their development for more prevalent indications, we aim to achieve substantial growth.

•	Strengthen our competitive position by leveraging our experienced management team and reinforcing key opinion leader support. Our management team is comprised of highly experienced professionals with track records in the biomedical and pharmaceutical fields. The team has demonstrated its ability to create value by bringing the first cell therapy-based medicinal product in Europe to market and achieving key value enhancing milestones in all other areas of pharmaceutical development, including clinical development, regulatory, manufacturing and commercialization. In doing so, our team has acquired a unique expertise in the field of cell therapy. As a cell therapy pioneer, we have developed and will continue to capitalize on our strong relationships with key opinion leaders who have collaborated and consulted with us in developing our product candidates. As a result, we have established strong scientific advisory boards that share our belief in the therapeutic potential of cell therapies. With respect to Cx601, we have advisory boards in Europe and in the United States. For Cx611, we have an advisory board in Europe for severe sepsis.

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

•	Systemic administration. For systemic diseases like sepsis, where the cells need to act at several places in the body, we believe that systemic administration of the cells, through either the blood or the lymphatic system, is preferred. With this method of administration, which we use for our eASCs in certain applications, the cells are distributed across the body and are able to reach the affected tissues. We believe that the capacity of eASCs to detect inflammation and to accumulate at the site of inflammation will result in an efficient mechanism of action.

•	Our use of human-derived adipose tissue for our eASC-based platform. We use eASCs extracted from the human adipose tissue of healthy volunteers. We believe that this type of cell offers significant advantages over other cell types, such as stem cells sourced from bone marrow. The key advantages of this approach are the following:

•	Ease and amount of supply. The cells can be collected through standard liposuction.

•	Rich supply of stem cells. Stem cells can represent up to 2% of the total cells of the stromal vascular fraction of the fat tissue, a potential yield of 100 to 1,000 times higher than other possible sources of stem cells.

•	Robust phenotype. The eASCs do not require overly elaborate growth conditions and can be grown continuously without loss of their immunomodulatory characteristics. They have also been shown to maintain cell stability during expansion.

•	Pharmacological profile. The eASCs have low immunogenicity as defined by the low presence or absence of human leukocyte antigens, co-stimulatory molecules and ligands for natural killer receptors and are therefore considered to be applicable for allogeneic treatment.

Mechanism of Action of our eASC-based Product Candidates

Our eASC-based product candidates are derived from a proprietary technology platform and rely on exploiting their recognized mechanism of action in immune-mediated inflammatory processes. Our basic preclinical package for eASCs is based on a full spectrum of studies focusing on three indications—inflammatory bowel disease, sepsis and rheumatoid arthritis—and four possible routes of administration—local (perianal), rectovaginal, intravenous and intralymphatic. In these preclinical studies, we have found no indications of toxicity; tumorigenicity, which is the potential of the cells to cause tumors; or ectopic tissue growth, which is the growth of new tissue at a site within the body where such tissue would not occur naturally. We have extensively characterized our eASC platform to establish the potency, identity and purity of our eASC-based product candidates and had discussions with the EMA via their established procedures for scientific advice regarding our chemistry, manufacturing and control package. Based on these discussions, we have validated our manufacturing process and our platform-associated analytical procedures as per the EMA’s guidelines, including the quality guidelines of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use.

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

The following charts illustrate two mechanisms of action through which eASCs regulate inflammation: inhibition of immune cell proliferation and reduction of pro-inflammatory cytokines.

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

Reduction of Pro-Inflammatory Cytokines

In non-stimulated conditions, as indicated by the above bars titled “PBMC,” “ASC” and “PBMC+ASC,” there is no secretion of the pro-inflammatory cytokines, interferon-γ (IFN-γ), or Tumor Necrosis Factor-α (TNF-α). Upon stimulation, PBMCs secrete these cytokines, as indicated by the bar “Activated PBMC.” In the presence of ASCs, as indicated by the bar “Activated PBMC + ASC,” this secretion is strongly reduced. The p-value is below 0.05 for this effect, indicating that it is statistically significant and unlikely to occur by chance.

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

Product and Product Candidates

Our pipeline is derived from our proprietary platforms of allogeneic stem cells. Our stem cells are extracted and cultured from tissue sourced from consenting adult donors and for administration in our clinical studies targeting autoimmune and inflammatory diseases. Cx601, our lead product candidate, is being studied for the treatment of complex perianal fistulas in Crohn’s disease patients, and met the primary endpoint of its single pivotal European Phase III clinical trial in August 2015. We filed for marketing authorization in Europe during the first quarter of 2016 and the CHMP issued a positive opinion on December 14, 2017. We were granted marketing authorization by the European Commission on March 23, 2018. The FDA has agreed to review the results of this pivotal Phase III trial as supportive evidence for filing for future regulatory approval in the United States, and agreed with our proposed design for a global Phase III trial for registration in the United States through an SPA. Pursuant to the Licensing Agreement, Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. The Manufacturing Agreement also governs, among other things, the specific aspects of the manufacturing and supply of Cx601 and the financial terms of the transfer of the manufacturing responsibilities for Cx601 from the Company to Takeda. Cx611, our next most advanced clinical stage product candidate from our eASC-based technology platform, has completed a Phase I challenge study in sepsis and a successful Phase Ib/IIa trial for the treatment of refractory rheumatoid arthritis, both in Europe. On January 1, 2017 we enrolled and treated the first patient in a Phase Ib/IIa clinical trial in severe sepsis in Europe. We have also explored the intra-lymphatic administration of allogeneic eASCs with Cx621 and generated positive safety and feasibility information in a Phase I trial in Europe.

We also had one commercial product, ChondroCelect, which was indicated for cartilage repair in the knee and was the first cell-based medicinal product to receive centralized marketing authorization from the European Commission. In July 2016, we requested the withdrawal of marketing authorization for ChondroCelect for commercial reasons, which became effective as of November 30, 2016. We no longer generate revenues from ChondroCelect.

Cx601

Cx601, our lead product candidate, is a suspension of allogeneic eASCs administered locally in the perianal fistula through intra-lesional injection as a single dose administration. Cx601 has completed a Phase III trial in Europe and Israel for the treatment of complex perianal fistulas in patients suffering from Crohn’s disease.

In the randomized, double-blind, placebo-controlled Phase III study, with a single dose administration of Cx601 the rate of combined remission in patients treated with Cx601 compared with patients who received placebo was statistically significant, meeting the primary endpoint of combined remission of complex perianal fistulas at 24 weeks. In the ITT population, which was composed of 212 Crohn’s disease patients with inadequate response to previous therapies, 49.5% of patients treated with Cx601 had combined remission compared to 34.3% in the placebo arm. The trial’s results indicated that patients receiving Cx601 had a 44.3% greater probability of achieving combined remission than placebo patients. The efficacy results were consistent and robust across all statistical populations and sensitivity analyses with a p-value of less than 0.025. Moreover, the trial confirmed a favorable safety and tolerability profile, and treatment-emergent adverse events (non-serious and serious) and discontinuations due to adverse events were comparable between the Cx601 and placebo arms.

The results of the follow-up analysis after 52 weeks were also positive. In the ITT population, 54.2% of patients treated with Cx601 had combined remission compared to 37.1% of patients in the placebo arm. The result had a p-value of 0.012, indicating high statistical significance. In addition, after 52 weeks, 75.0% of patients treated with Cx601 who were in combined remission at week 24 did not relapse, compared to 55.9% for patients in the placebo arm who were in combined remission at week 24. The results also confirmed the favorable safety and tolerability profile of Cx601.

Follow-up results at 104 weeks supported the long-term safety and efficacy profile of Cx601 for the treatment of complex perianal fistulas for Crohn’s disease patients.

We have a clear and potentially rapid pathway to the market for Cx601. Pursuant to the Licensing Agreement, Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. The Manufacturing Agreement governs, among other things, the specific aspects of the manufacturing and supply of Cx601 and the financial terms of the transfer of the manufacturing responsibilities for Cx601 from the Company to Takeda. Takeda agreed to make an upfront non-refundable payment of 25 million euros, a further payment of 15 million euros upon receipt of marketing authorization for Cx601 from the European Commission (which authorization we obtained on March 23, 2018 and which payment we expect to receive during the second quarter of 2018), an equity investment of ten million euros within one year of the effective date of the Licensing Agreement (which it made on December 29, 2016), additional sales and reimbursement milestone payments up to a total of 340 million euros and royalty payments ranging from 10% to 18% on net sales by Takeda. Based on the positive results of our single pivotal Phase III trial in Europe and Israel, we submitted the marketing authorization application for Cx601 to the EMA in March 2016 and the CHMP issued a positive opinion on December 14, 2017. We obtained marketing authorization on March 23, 2018. In 2009, the EMA granted Cx601 orphan drug designation for the treatment of anal fistulas, recognizing the debilitating nature of the disease and the lack of treatment options for this indication that affects no more than five out of 10,000 people in the European Union. On December 21, 2017, we were formally notified that the Committee of Orphan Medicinal Products (COMP) had recommended to remove Cx601 from the European Commission register of orphan drugs. We challenged that determination and the COMP’s plenary meeting on January 16-18, 2018 adopted an opinion recommending that Cx601 be kept in the European Commission register for orphan drugs.

We have also had a meeting with the FDA to discuss the adequacy of our clinical and non-clinical data to support an IND application for a global Phase III trial to register Cx601 in the United States. We received positive feedback regarding our pivotal European Phase III trial design for supporting a BLA and have reached an agreement with the FDA through an SPA procedure for our proposed protocol for a global Phase III trial to register Cx601 in the United States. On October 18, 2017, the FDA granted orphan drug designation to Cx601 for the treatment of patients with fistulizing Crohn’s disease, which includes complex perianal fistula, in accordance with FDA advice.

In September 2017, we announced that we had obtained a manufacturing license following the inspection by the AEMPS for the commercial production of eASCs at our manufacturing facility in Madrid, which provides production capacity for the potential initial European commercial roll-out of Cx601 and for the manufacturing of other pipeline products under development by us, including Cx611, currently undergoing a Phase Ib/IIa trial in severe sepsis.

In June 2017, we, together with Takeda, announced that the Swissmedic had accepted for review the file on Cx601 to treat complex perianal fistulas in patients with Crohn’s disease. Cx601 was previously granted orphan drug status by Swissmedic in September 2016, recognizing the rare and debilitating nature of the disease. The Swissmedic filing submission included the Phase III ADMIRE-CD trial data for Cx601. The submission to Swissmedic represented a key milestone in the commercialization of Cx601 in Switzerland.

Also in June 2017, we formally launched the global pivotal Phase III clinical trial for Cx601 for the treatment of complex perianal fistulas in patients with Crohn’s disease, which is designed to support a future regulatory filing for Cx601 in the United States. The first investigator meeting was held on June 8 and June 9 in Rome, Italy and brought together more than 60 leading gastroenterologists, colorectal surgeons and study coordinators from 30 confirmed clinical trial sites across Belgium, Czech Republic, Italy, Poland and Spain. The second investigator meeting was held on October 4 and 5, 2017 in Prague, Czech Republic, and brought together more than 70 leading gastroenterologists, colorectal surgeons and study coordinators from 33 confirmed clinical trial sites across Belgium, Czech Republic, Italy, Poland and Spain.

The global pivotal Phase III trial is a randomized, double-blind, placebo-controlled study designed to confirm the efficacy and safety of a single administration of Cx601 for the treatment of complex perianal fistulas in Crohn’s disease patients. The trial design is similar to the European Phase III ADMIRE-CD trial for Cx601 with an identical primary endpoint. In March 2017, the FDA agreed to the design of the protocol for the global Phase III trial, and agreed that a future BLA could be filed based on the study results at week 24, instead of week 52, from a broader patient population than the initial SPA formally endorsed in August 2015. With these adjustments, the trial should benefit from an accelerated recruitment process, leading to shorter timelines, an earlier filing, and the possibility of an earlier approval in the United States. As of March 31, 2018, patients have been recruited into the global pivotal Phase III trial across 37 sites in seven European countries including Spain, Italy, France, Poland, Belgium, Hungary and the Czech Republic. IND clearance for the start of recruitment in the United States for the global pivotal Phase III is expected by the end of 2018.

In parallel, we continue to explore further expedited pathways to accelerate the submission and review process for our future BLA in the United States.

In June 2017, we opened our U.S. headquarters in Cambridge, Massachusetts, in support of our strategic goal of developing and commercializing Cx601 in the United States. Our U.S. operations are based at the Cambridge Innovation Center in Kendall Square, at the epicenter of the Boston-area biotech hub. We have since strengthened our U.S. operations with two senior appointments: Dr. Gregory Gordon, Head of Medical Department (United States) and Annette Valles-Sukkar, Associate Director, Clinical Projects.

Throughout the period, we have continued to communicate the positive results from the ADMIRE-CD Phase III clinical trial. In March 2017, we announced positive follow-up results at 104 weeks, confirming the long-term safety and efficacy profile of Cx601 for the treatment of complex perianal fistulas for Crohn’s disease patients.

The 52-week results have also been presented at a number of important international conferences including the 12th Congress of the European Crohn’s and Colitis Organisation (ECCO) in February, at the 2017 Digestive Disease Week (DDW) annual meeting, one of the most prestigious congresses in gastroenterology in May 2017, and at the American College of Gastroenterology & World Congress of Gastroenterology in October 2017.

Alongside the DDW presentation, we hosted a “key opinion leader” (KOL) event, where leading experts in the gastroenterology field met to discuss the unmet medical need in treating complex perianal fistulas. The clinical data of Cx601 was reviewed at the meeting and further insight was provided into why Cx601 has the potential to become a breakthrough therapy in the management of complex perianal fistulas in patients with Crohn’s disease. We hosted a second similar KOL event with leading experts in gastroenterology and colorectal surgery in October 2017.

Underlining our commitment to the treatment of this debilitating condition, we have entered into partnerships with the largest patient advocacy groups focused on Crohn’s disease and ulcerative colitis. In the United States, we have joined the Crohn’s and Colitis Foundation’s President’s Corporate Circle, and in Europe, we have signed a sponsorship agreement with the European Federation of Crohn’s and Ulcerative Colitis Associations (EFCCA). We will work with both organizations to broaden the understanding and awareness of complex perianal fistulas in Crohn’s disease.

Complex Perianal Fistulas in Crohn’s Disease Patients

Crohn’s disease is a chronic inflammatory disease of the intestine. It is characterized by focal or segmental transmural inflammation, or inflammation of the intestinal wall, which may occur in any part of the digestive tract with occasional granuloma formation. The transmural inflammation disrupts intestinal mucosal integrity, which frequently leads to the development of abscesses and fistulas. A fistula is an abnormal tract connecting two surfaces; a perianal fistula is defined as a tract between the anal canal and the epithelial skin surface proximal to the anus.

Although multiple schemes of fistula classification have been proposed, no scheme has been universally adopted. The American Gastroenterology Association recommends classification according to complexity as either simple or complex (source: Sandborn WJ, Fazio VW, Feagan BG, et al. American Gastroenterological Association Clinical Practice C. AGA technical review on perianal Crohn’s disease. Gastroenterology 2003;125:1508–30):

•	a simple perianal fistula is a superficial fistula having only a single external opening, without pain or fluctulence to suggest an abscess; and

•	a complex perianal fistula is a serious condition that typically involves more of the anal sphincters, can have multiple tracts, is associated with a perianal abscess and may be recurrent. Patients with complex fistulas are at an increased risk for incontinence following aggressive surgical intervention and have a smaller chance of healing. The American Society of Colorectal Surgeons considers “complex” any fistula in Crohn’s disease patients.

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

Market Opportunity

Complex perianal fistulas in patients suffering from Crohn’s disease tend to occur in individuals between the ages of 20 and 40, though 10-15% of patients are diagnosed before adulthood. We have estimated the worldwide incidence of Crohn’s disease in Europe and the United States on the basis of collated scientific publications on the following basis:

•	known Crohn’s disease epidemiology;

•	the cumulative incidence of anal fistulas in Crohn’s disease 20 years after diagnosis is 26%;

•	approximately 11% of adult patients suffering from Crohn’s disease suffer a perianal fistula; and

•	of these fistulas, 75% will be classified as complex.

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

Taking into consideration a target population of approximately 93,000 patients with complex perianal fistulas (approximately 56,000 patients in the European Union and approximately 37,000 patients in the United States) and assuming a cost per patient range of $30,000 to $50,000, we estimate the market size range for complex perianal fistulas to be approximately $2.8 billion to $4.7 billion for the European Union and the United States combined.

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

Based on the data from our pivotal Phase III trial in Europe, we submitted a marketing authorization application for Cx601 to the EMA in March 2016, and CHMP issued a positive opinion on December 14, 2017. On December 20, 2017, following the positive opinion from the CHMP, we announced our plans to focus our resources and capabilities on the eASC platform technology and our product candidates Cx601 and Cx611. On the basis of the CHMP opinion, we were granted marketing authorization by the European Commission on March 23, 2018, following which Takeda may start the first wave of launches in selected European markets within three months following receipt of marketing authorization in Europe, and a second wave by the end of 2018.

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

The standard second-line treatment of complex perianal fistula in patients suffering from Crohn’s disease involved the prescription of anti-tumor necrosis factors, or anti-TNFs. As of December 31, 2017, Remicade® (Infliximab), a chimeric monoclonal antibody, is the only biologic approved for the treatment of fistulizing Crohn’s by the FDA and the EMA. In a pivotal 54 week trial, 306 patients with Crohn’s disease with some sort of disease-related fistulas were administered Infliximab at weeks zero, two and six. Patients who had response to the drug (via induction treatment) at week fourteen were randomized and placed on a maintenance regimen administered every eight weeks thereafter. By the end of the trial, 36% of the patients who went on to receive a maintenance therapy continued to be in complete remission; complete remission is defined here as the absence of draining fistulas. Remission for the total population who started treatment with Infliximab at one year is limited to only 23% (i.e., 36% of the 64% of patients who responded to induction treatment and that therefore received maintenance treatment).

Other biologics used in the treatment of luminal Crohn’s but not specifically approved for the treatment of fistulizing Crohn’s are the following:

•	Humira (adalimumab)—Abbvie. Second generation anti-TNF approved for the treatment of Crohn’s disease (but not fistulizing Crohn’s). Humira has the advantages of requiring only subcutaneous dosing (instead of intravenous infusion) and being a fully human antibody. Fistula healing was studied as a secondary endpoint in the Humira maintenance trial. Efficacy results were a 33% rate of complete closure at 56 weeks.

•	Cimzia (certolizumab)—UCB. Although not developed for the treatment of fistulizing Crohn’s directly, fistula healing was a secondary endpoint in two of Cimzia’s maintenance trials. In neither of the two trials did Cimzia outperform the efficacy of the placebo. The EMA refused the marketing authorization for Cimzia to treat active Crohn’s disease. Nevertheless, Cimzia received FDA approval for treating adults with moderate to severe Crohn’s disease who have not responded to conventional therapies.

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

In mid-2012, we initiated a randomized, double-blind, placebo-controlled European Phase III trial for Cx601 with 289 screened patients in 50 centers in eight countries, which was the largest study conducted in complex perianal fistulas as of December 31, 2017. Recruitment of 212 randomized patients for the trial was completed in November 2014, after initial delays due to a change in the third-party contract research organization in charge of conducting the trial. The protocol of this Phase III study was approved by the ethics committees and regulatory agencies in all eight participating countries: Austria, Belgium, France, Germany, Israel, Italy, the Netherlands and Spain.

The clinical trial included males and females who were allowed to maintain their current treatment of their underlying Crohn’s disease as long as the dose was not modified during the course of the study and who met the following criteria:

•	older than 18 years of age;

•	had been diagnosed with perianal Crohn’s disease with non-active or mildly active luminal disease (with a Crohn’s disease activity index score of 220 or lower) and had failed at least one previous treatment for the fistulas (antibiotics, immunosuppressants or biologics). Patients refractory to antibiotics were restricted to fewer than 25% of patients included in the study;

•	had fistulas with up to two internal orifices and up to three external orifices;

•	were diagnosed with Crohn’s disease more than six months prior to their inclusion in the trial; and

•	had their fistulas draining for at least six weeks prior to their inclusion in the trial.

The study was designed as a two-group, double-blind, placebo-controlled trial, in which patients were randomly assigned to either a placebo control group or an active treatment group in a 1:1 ratio. The active treatment group received a single treatment of 120 million eASCs.

The patients participating in the trial had similar demographics and perianal disease activity index scores between the two arms of the study in both the ITT population, which is comprised of all patients randomized, regardless of their having received the study treatment or having any post-baseline measurements (212 patients) and the safety population, which includes those patients who were randomized and treated (205 patients). However, a higher proportion of patients with multiple-tract fistulas were in the group that received Cx601. The total dose of Cx601 administered was the same regardless of the number of tracts. The following table provides a demographic breakdown of the patients in the active treatment arm and the placebo arm in the ITT population:

	Cx601 n=107	Placebo n=105
Demographics
Age (years) mean (standard deviation)	39.0 (13.1)	37.6 (13.1)
Men (%)	60 (56.1)	56 (53.3)
Caucasian (%)	100 (93.5)	96 (91.4)
Weight (kg) mean (standard deviation)	73.9 (15.0)	71.3 (14.9)
Perianal disease activity index
Mean (standard deviation)	6.8 (2.5)	6.6 (2.9)
Topography of internal & external openings(1)
One-tract fistula (%)	51.4	67.7
Multiple-tract fistula (%)	44.8	29.6

(1)	Topography of internal and external openings was not available for seven patients in the ITT population.

The study’s endpoints were as follows:

•	Primary endpoint at a follow-up visit 24 weeks post-treatment:

•	Combined remission of the fistulous disease, defined as 100% closure of all treated external openings draining at baseline despite gentle finger compression and the lack of collections, larger than two centimeters confirmed by central blinded MRI reading.

•	Secondary endpoints at follow-up visits 24 and 52 weeks post-treatment included:

•	Clinical remission (closure of all treated external openings draining at baseline despite gentle finger compression).

•	Response (closure of at least 50% of all treated external openings draining at baseline despite gentle finger compression).

•	Relapse in patients with primary endpoint of combined remission at 24 weeks (reopening of any of the treated external openings with active drainage as clinically assessed or the development of a collection larger than two centimeters confirmed by MRI on the treated fistula).

•	Time to clinical remission.

•	Time to response.

•	Time to relapse.

•	Perianal disease activity index and other scores.

•	Safety data.

•	Tolerability data.

The trial has produced safety and efficacy results from a first analysis of data obtained from a follow-up visit 24 weeks post-treatment. We have also received results from a second follow-up analysis performed at 52 weeks post-treatment, and top-line data at 104 weeks post-treatment.

On August 24, 2015 we announced that Cx601 had met the primary endpoint in the pivotal Phase III trial based on the analysis of the data obtained 24 weeks post-treatment. A single dose of Cx601 was statistically superior to placebo in achieving combined remission of complex perianal fistulas in Crohn’s disease patients with inadequate response to previous therapies, including anti-TNFs, after 24 weeks.

In the ITT population of 212 patients, Cx601 achieved statistically significant superiority, with a p-value of 0.024, with 49.5% combined remission at week 24 compared to 34.3% in the placebo arm. In the safety population, which includes all patients randomized and treated, of 205 treated patients, the combined remission rates at week 24 were 51.5% and 35.3% for Cx601 and placebo, respectively, with a p-value of 0.019. These results translate into an observed relative risk of 1.443, meaning that patients receiving Cx601 had a 44.3% greater probability of achieving combined remission than placebo patients. Efficacy results were robust and consistent across all statistical populations and sensitivity analyses.

In particular, we observed that results were comparable in patients with single or multiple tracts and in patients treated with or without biologics or immunosuppresants.

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

The full set of safety and efficacy results at week 24 was announced at the eleventh Congress of the European Crohn’s and Colitis Organization in March 2016.

The secondary endpoint results were broadly consistent with the benefit observed on the primary endpoint, with borderline statistical significance. The safety population showed improvements in both response (with a p-value of 0.039) and clinical remission (with a p-value of 0.052), as demonstrated in the chart below, which compares the safety population to the ITT population.

The statistical significance of the results with respect to the key secondary endpoints, clinical remission and response, is lower than that with respect to the primary endpoint of combined remission. In setting up our Phase III clinical trial, we calculated the sample size to enable us to find a statistically significant difference for the primary endpoint, for which a larger difference between the Cx601 and placebo arms was expected, compared to the differences anticipated between the two arms for the key secondary endpoints. Key secondary endpoints are defined to be less stringent efficacy indicators. For example, a patient could exhibit the closure of all treated external openings, which would indicate that he is in clinical remission, even though an MRI might still show internal abscesses larger than two centimeters, indicating that he is not in complete combined remission. For this reason, a fraction of patients in the placebo group, who, under the protocol for the study, continued with their ongoing treatment of their underlying Crohn’s disease showed sufficient improvement to meet the requirements for these less stringent secondary endpoints.

In addition, the median time to clinical remission was 6.7 weeks with Cx601, compared to 14.6 weeks in the placebo group, as shown in the chart below:

The perianal disease activity index score, which measures the severity of the disease, fell by more than 30% in the Cx601 group and maintained a statistically significant difference over placebo at six, 12 and 18 weeks.

In the trial, Cx601 had a safety and tolerability profile comparable to placebo, both as add-on therapy to concomitant immunosuppressants or anti-TNFs. Treatment with immunosuppressants or anti-TNFs can be related to a range of serious adverse events. Use of immunosuppressants has been connected to bone marrow suppression, hypersensitivity, lymphoma, liver toxicity or pancreatitis and use of anti-TNFs has been associated with hypersensitivity, serious infections, and lymphoma among other adverse events.

The favorable safety and tolerability profile of Cx601 is likely connected to both its mechanism of action and to its local method of administration at the site of the fistula in a single treatment. This maximizes the action of the cells at the local fistula site, as compared to immunosuppressants or anti-TNFs, which are administered systemically over a long period of time.

On March 7, 2016, we announced the positive results of the 52 week follow-up analysis for Cx601. We analyzed combined remission, defined as closure of all treated external openings draining at baseline despite gentle finger compression and lack of collections larger than two centimeters confirmed by MRI, which was the study’s primary endpoint at week 24, as a secondary variable after 52 weeks.

In the ITT population, 54.2% of patients treated with Cx601 had combined remission compared to 37.1% of patients in the placebo arm. The result had a p-value of 0.012, indicating high statistical significance.

The chart below shows the rate of combined remission in the ITT population after 24 and 52 weeks respectively.

In addition, in the ITT population, at week 52, 75% of patients treated with Cx601 who were in combined remission at week 24 did not relapse, compared to 55.9% of patients in the placebo arm. In the safety population, the results also confirmed the favorable safety and tolerability profile of Cx601, with comparable number of patients with treatment-emergent adverse events, both serious and non-serious, and discontinuations due to adverse events across the two groups.

Treatment emergent adverse events (both non-serious and serious) and discontinuations due to adverse events were comparable between patients who received Cx601 and placebo both at 24 weeks and 52 weeks.

	Cx601 n=103		Placebo n=102
	W24	W52	W24	W52
Number of patients with (%):
Treatment emergent adverse events	68 (66.0)	79 (76.7)	66 (64.7)	74 (72.5)
Related treatment emergent adverse events	18 (17.5)	21 (20.4)	30 (29.4)	27 (26.5)
Withdrawn due to treatment emergent adverse events	5 (4.9)	9 (8.7)	6 (5.9)	9 (8.8)
Treatment emergent serious adverse events	18 (17.5)	25 (24.3)	14 (13.7)	21 (20.6)
Related treatment emergent serious adverse events	5 (4.9)	7 (6.8)	7 (6.9)	7 (6.9)
Withdrawn due to treatment emergent serious adverse events	4 (3.9)	6 (5.8)	4 (3.9)	7 (6.9)

We evaluated treatment emergent adverse events both at 24 weeks and at 52 weeks. At the most complete and up-to-date assessment of adverse events at 52 weeks, nine patients withdrew in each of the Cx601 and placebo arms.

In the Cx601arm, patients withdrew for the following reasons:

•	one withdrew due to proctalgia;

•	one withdrew due to Crohn’s disease;

•	one withdrew due to an anal fistula;

•	one withdrew due to an intestinal obstruction;

•	one withdrew due to an infected fistula;

•	one withdrew due to pregnancy; and

•	three withdrew due to anal abscesses.

In the placebo arm, patients withdrew for the following reasons:

•	one withdrew due to proctalgia;

•	one withdrew due to Crohn’s disease;

•	one withdrew due to a fistula;

•	one withdrew due to a B-cell lymphoma;

•	one withdrew due to a female genital tract fistula; and

•	four withdrew due to anal abscesses.

Phase II Clinical Results

Prior to the Phase III trial, we had conducted a single-arm, non-controlled, Phase II trial in which 24 patients suffering from complex perianal fistulas were treated. Due to the design of the trial, in which patients were required to stop their existing treatment in order to isolate the effect of the therapy, four patients dropped out due to the exacerbation of their underlying Crohn’s disease, while others dropped out due to anal abscesses and significant deviations from the study protocol. The results of the Phase II clinical trial were as follows:

•	efficacy in treating fistula tracts, defined as the complete closure and re-epithelization of the fistula being treated with absence of drainage, at 24 weeks was 56.3%, which is more than twice as high as the anti-TNF, the prevalent standard of care for fistulizing Crohn’s disease;

•	69.2% of patients experienced a reduction in the number of initially draining tracts; and

•	safety of the use of allogeneic stem cells for the treatment of perianal fistula was demonstrated.

Subjects were followed until 24 weeks after the initial administration of the cells. The primary objective was to assess the safety (i.e., the incidence of drug-related adverse events). Secondary endpoints were as follows:

•	to assess the efficacy of Cx601 for the closure of complex perianal fistulas in perianal Crohn’s disease patients after 12 and 24 weeks;

•	to evaluate the changes over time in the Perianal Disease Activity Index, or PDAI, and in the Crohn’s Disease Activity Index, or CDAI;

•	to evaluate the changes over the time in the MRI Score of Severity, or MSS;

•	to assess the reduction in the number of draining fistulas at 12 and 24 weeks; and

•	to track the percentage of subjects with MRIs indicating fistula healing at 12 and 24 weeks (i.e., the absence of collections greater than two centimeters).

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

The Day 120 List of Questions also included a number of technical questions and comments that did not rise to the level of major objections.

We submitted our replies to the Day 120 List of Questions in December 2016, and the EMA sent us their Day 180 List of Outstanding Issues in February 2017, and in September 2017 we submitted our responses to the Day 180 List of Outstanding Issues. On December 14, 2017, the CHMP issued a positive opinion. On the basis of the CHMP opinion, we were granted marketing authorization by the European Commission on March 23, 2018, following which Takeda may start to commercialize the approved product in Europe within three months.

In addition, as part of the marketing authorization approval process, we had a GCP inspection in September 2016. The EMA indicated that this was a routine inspection and was not the result of any specific concerns identified by the reviewers during their ongoing evaluation of our application. The inspectors identified certain critical and major deviations from GCP. We submitted our initial replies to the report from this inspection, including the corresponding planned “corrective and preventive actions” on October 21, 2016. We received the inspector’s report to the EMA’s Committee for Human Medicinal Products, or the Integrated Inspection Report, in November 2016, which indicated that the inspectors continue to be concerned about potential critical GCP deviations, in particular a potential violation of patient privacy due to the presence of a company-sponsored healthcare professional during the administration of Cx601. This healthcare professional was trained or had previous experience in the administration of Advanced Therapy Medicinal Products. This professional was present at the time of administration of Cx601 or placebo by the surgeon in the initial administrations at each trial site to ensure proper understanding and therefore compliance with the surgical protocol. This enabled us to standardize the surgical procedure to administer Cx601 and placebo to help ensure the quality of the safety and efficacy data generated. The presence of this additional healthcare professional was not disclosed to patients prior to the procedure when they gave informed consent or included in the clinical protocol that was evaluated by an ethics committee. In their Integrated Inspection Report, the inspectors recommended that the data from the trial should be disregarded as part of the marketing authorization application for Cx601. In making their recommendation, the inspectors focused on the infringement of the patient’s right to consent to the presence of a company-sponsored healthcare professional irrespective of mitigating factors. Due to the nature of this finding, the inspectors deemed the trial not to be conducted in accordance with ethical principles, including GCP and applicable regulatory requirements.

We provided what we believed were reasonable replies to the inspectors’ concerns, including an evaluation of the impact of the potential privacy violation on the patients and our proposed preventive actions, which we submitted as part of our replies to the Day 120 List of Questions. We believe that any potential violation of patient privacy due to the presence of an additional individual would be limited, since this individual was a healthcare professional subject to a duty of confidentiality, did not have access to any patient information and was only present during the surgical procedure, usually entering the room after the patient was anesthetized and covered. In addition, we believe that given the lack of treatment alternatives and the heavy commitment of the patients for invasive procedures under the treatment protocol, it is unlikely that the patients would not have given specific consent for the presence of an additional specifically trained healthcare professional to ensure the safety and efficacy of the intervention. Moreover, it is our view that the presence of this professional does not affect the integrity of the trial data.

As part of our responses to the Day 180 List of Outstanding Issues we submitted additional information of further actions taken that support the conclusion that data have not been impacted due to the issues described above.

In September 2017, we received a second inspection integrated report from the EMA which concluded that after further GCP actions and inspections, “the data inspected are considered of acceptable quality and deficiencies have no impact on the inspected trials’ data reliability and validity.” With respect to the presence of the healthcare professional during the administration of Cx601, the inspection report concluded that “it is recognized that this breach was not intentional and the sponsor did take into account other factors like education background in health sciences of the individuals present at the operating room and that this was already covered in the informed consent.”

Commercialization in Europe and the rest of the world

Pursuant to the Licensing Agreement, Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. The Manufacturing Agreement also governs, among other things, the specific aspects of the manufacturing and supply of Cx601 and the financial terms of the transfer of the manufacturing responsibilities for Cx601 from the Company to Takeda. If TiGenix develops a new indication for Cx601 and wants to license out such new indication, Takeda will also have a right of first offer to be awarded a license grant for such new indication outside the United States. Takeda agreed to make an upfront non-refundable payment of 25 million euros, a further payment of 15 million euros upon receipt of marketing authorization for Cx601 from the European Commission (which authorization we obtained on March 23, 2018 and which payment we expect to receive during the second quarter of 2018), an equity investment of ten million euros within one year of the effective date of the Licensing Agreement (which it made on December 29, 2016), additional sales and reimbursement milestone payments up to a total of 340 million euros and royalty payments ranging from 10% to 18% on net sales by Takeda. Based on the positive results of our single pivotal Phase III trial in Europe and Israel, we submitted the marketing authorization application for Cx601 to the EMA in March 2016 and the CHMP issued a positive opinion on December 14, 2017. We obtained marketing authorization on March 23, 2018. In 2009, the EMA granted Cx601 orphan drug designation for the treatment of anal fistulas, recognizing the debilitating nature of the disease and the lack of treatment options for this indication that affects no more than five out of 10,000 people in the European Union. On December 21, 2017, we were formally notified that the Committee of Orphan Medicinal Products (COMP) had recommended to remove Cx601 from the European Commission register of orphan drugs. We challenged that determination and the COMP’s plenary meeting on January 16-18, 2018 adopted an opinion recommending that Cx601 be kept in the European Commission register for orphan drugs.

Clinical and Regulatory Development in the United States

In addition to allowing us to file for marketing authorization in Europe, the pivotal Phase III study we have completed will serve as a key supportive study in filing for approval in the United States. We had a Type B meeting with the Center for Biologics Evaluation and Research with the FDA in December 2013, at which we discussed the following issues:

•	the adequacy of the existing non clinical data available from previous trials to support an IND for a pivotal U.S.-based Phase III study;

•	guidance on the design of such pivotal U.S.-based Phase III study; and

•	confirmation of the acceptability of using the data from the ongoing European Phase III study to support a BLA filing in the United States.

A Type B meeting is a category of meetings that includes each of the following:

•	pre-IND application meetings;

•	certain end-of-Phase I meetings;

•	end-of-Phase II and pre-Phase III meetings; and

•	pre-new drug application or BLA meetings.

Based on the advice received at this Type B meeting, in December 2014 we asked the FDA to review our proposed design for a global Phase III registration trial in the United States by filing an SPA. In August 2015, we reached an agreement with the FDA on our proposed design for a global Phase III trial to register Cx601 in the United States as part of an SPA.

The agreed trial will be a randomized, double-blind, parallel group, placebo-controlled multicenter study in complex perianal fistulas in Crohn’s disease patients. We originally planned to randomize approximately 330 patients to assess the efficacy and safety of Cx601 24 and 52 weeks after a single dose of the product candidate is administered. The SPA describes the primary endpoint as combined remission, defined as 100% closure of all treated external openings draining at baseline despite gentle finger compression, and the lack of abscesses greater than two centimeters confirmed by magnetic resonance imaging, or MRI, by 24 weeks after administration. The agreed-upon primary endpoint is the same as the one for the European Phase III trial. In addition, the required p-value for the U.S. registration trial, the statistical measure that will be used to measure the strength of the trial’s observations, is less than 0.05, compared to the more stringent threshold of less than 0.025 which Cx601 was successfully able to meet in the European trial.

In January 2017, we had a Type C meeting in which changes to the protocol were discussed with the FDA. The FDA agreed that efficacy and safety follow-up of patients assessed at week 24, instead of week 52, would be sufficient for BLA filing (as was the case for the European ADMIRE-CD trial submission in Europe). Furthermore, the FDA agreed to accept 326 patients, in line with our plans, and has endorsed a broader target population that will ultimately facilitate the recruitment process. With these adjustments, the study will benefit from an accelerated recruitment process that should lead to shorter timelines, an earlier filing, and the possibility of an earlier approval in the United States. As a result of these modifications, the trial design is even more similar to the European ADMIRE-CD than it was before. Based on feedback from that meeting, we submitted a revised protocol in February 2017 which was agreed by the FDA in March 2017.

We are currently exploring the options for expedited pathways that could facilitate and accelerate the development of Cx601 and the review of its future BLA. In order to further expedite clinical development in the United States, in February 2015 we entered into an agreement with Lonza to manufacture Cx601 in the United States. The technology transfer with Lonza is now underway to support the IND application for the global pivotal Phase III study to register Cx601 in the United States. We initiated the global Phase III trial for the registration of Cx601 in the United States in the first half of 2017, having started with trial sites in Europe, to be followed later with trial sites located in the United States and Canada. For this Phase III trial we have submitted an IND application to the FDA that has been approved for sites in Europe and Israel and is on hold in North America until U.S.-approved clinical supplies are available for those sites.

Cx611

Cx611 is an allogeneic cellular suspension of eASCs that is injected intravenously. We have completed a Phase I sepsis challenge trial in which we studied the effect of Cx611 on volunteers with induced sepsis-like symptoms and we initiated a Phase Ib/IIa clinical trial for Cx611 (SEPCELL) in the treatment of severe sepsis due to severe community-acquired pneumonia, both in Europe. The first patient was dosed in January 2017. In the first quarter of 2018, after having reviewed the safety and efficacy data from the first 20 randomized patients, the independent data monitoring committee recommended to continue the study with no changes in the protocol. We believe that Cx611, if approved, could supplement existing therapies and would have the potential to reduce mortality in patients with severe sepsis.

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

In 2016, GlobalData projects the sepsis market to be valued at $25.7 million across the six main markets, the United States, Spain, Germany, the United Kingdom, Italy and France. The United States was expected to account for 80% of the 2016 market share, with sales of $20.3 million. In the five EU countries, sales are expected to reach $5.4 million. By 2021, GlobalData expects sales to reach a total of $354.0 million across these six markets, at a compound annual growth rate of 69% over the period. GlobalData believes that this growth will be driven by the increased uptake of novel therapies in select patients as the critical care community regains confidence in sepsis-specific products and as more data is generated on their overall efficacy and safety.

Current Treatment Options

Severe sepsis represents a highly unmet medical need. Current treatments are insufficient and mainly symptomatic, and aim at controlling the infection with antibiotics, improving some of the symptoms, as with vasopressor treatment, or providing supportive treatment such as hemodialysis or mechanical ventilation. Biologics are also used but generally have limited effect. There is a clear need for a product that could impact both the pro-inflammatory and the anti-inflammatory pathways.

Clinical Development

In the fourth quarter of 2014, we began a randomized placebo-controlled Phase I trial to test the safety and study the mechanism of action of Cx611 in healthy volunteers challenged with a low dose of bacterial endotoxin (lipopolysaccharide), a potent pro-inflammatory constituent of the outer membrane of gram-negative bacteria, which elicits a strong inflammatory response inducing sepsis-like symptoms. A total of 32 volunteers were recruited for the study, and divided into four groups of eight patients each. Patients in the first three groups received Cx611 in different doses and patients in the final group received placebo.

The endpoints of the study included the following:

•	vital signs including blood pressure, pulse rate, temperature and heart rate; and

•	laboratory measures and functional assays of innate immunity.

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

The Phase Ib/IIa trial is designed to be a randomized, double-blind, placebo controlled, multicenter study with two parallel arms. We expect to recruit 180 patients in at least 50 centers in Europe, with 90 patients in each group. We will recruit patients with severe community-acquired bacterial pneumonia, or pneumonia acquired outside a hospital setting, who are admitted into intensive care units requiring either or both of mechanical ventilation and vasopressors. Patients will receive 160 million cells of eASCs or doses of placebo on each of the first and third days of the treatment in addition to the standard of care therapy. We will follow up with the patients for two years, with visits at three, six and 12 months, and telephone calls to the patients and their general practitioners only for safety purposes and to record any serious adverse events at 18 and 24 months after the first dose is administered.

The endpoints of the study will be as follows:

•	primary endpoint: safety profile—any adverse event and potential immunological host responses against the administered cells; and

•	secondary endpoints:

•	reduction in the duration of either or both of mechanical ventilation or vasopressors needed;

•	improved survival;

•	clinical cure of the community-acquired bacterial pneumonia; and

•	other infection related endpoints.

We received a grant from the European Commission Horizon 2020 program for the Phase Ib/IIa trial. Horizon 2020 is the European Union framework program for research and innovation. As of December 31, 2017 we have received 4.0 million euros, of which 1.3 million euros are grants for us and 2.7 million euros have been distributed to our consortium partners. A further 1.3 million euros is expected to be received in 2019 to be distributed amongst our consortium partners.

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

Rheumatoid Arthritis

Rheumatoid arthritis is a chronic system disorder characterized by inflammation of the joint tissues, leading to degeneration of the joint bone and cartilage. It is a common autoimmune disease, and according to a report by GlobalData, in 2011, approximately four million people in the United States, France, Germany, Italy, Spain, the United Kingdom and Japan had been diagnosed with rheumatoid arthritis. In 2011, the prevalence of rheumatoid arthritis in the adult population in the United States was estimated to be 0.6%. The economic burden associated with the treatment of rheumatoid arthritis is huge for any healthcare system. In the United States, sales of drugs to treat rheumatoid arthritis were estimated to be approximately $9.5 billion in 2011.

The treatment of rheumatoid arthritis comprises four general classes of drugs: non-steroidal anti-inflammatory agents, or NSAIDs, corticosteroids, synthetic disease modifying anti-rheumatic drugs, or DMARDs, and biologics. However, rheumatoid arthritis remains an insufficiently met clinical need due to the shortcomings of existing treatment options.

Clinical Results

In January 2012, we completed a Phase Ib/IIa clinical trial in Europe using allogeneic eASCs for the intravenous treatment of refractory rheumatoid arthritis in 23 centers.

The Phase Ib/IIa clinical trial was a 24-week, single blind dose-escalating study. 53 patients with moderate to high disease activity (disease activity score in 28 joints, or DAS 28, greater than 3.2), who all were under treatment with one synthetic DMARD participated in the study. 46 participants received eASCs, and seven received placebo. All patients received three intravenous infusions on days one, eight and fifteen of the trial. Patients in different cohorts received placebo, low (1 million eASCs per kg), medium (2 million eASCs per kg) and high (4 million eASCs per kg) doses of Cx611.

As follow-up, we conducted a detailed monthly workup of each patient measuring all the pre-defined parameters. We aimed to evaluate the safety, tolerability and optimal dosing over the full six months of the trial, as well as to explore therapeutic activity.

The primary endpoints (safety) of the study were as follows:

•	tolerability; and

•	treatment emergent adverse events, including the following:

•	dose limiting toxicities

•	serious adverse events

•	non-serious adverse events.

The secondary endpoints (therapeutic activity) were as follows:

•	American College of Rheumatology scores (known as ACR20/50/70, which measures the percentage of patients who experience 20%, 50% and 70% improvement, respectively, in tender or swollen joint counts, as well as, three out of five additional parameters identified by the American College of Rheumatology);

•	the European League against Rheumatism, or EULAR, criteria, which are based on the improvement in the DAS 28; and

•	a short-form health survey measuring patients’ quality of life.

We reported the final results of the Phase Ib/IIa study in April 2013, which included positive safety data as well as a first indication of therapeutic activity on standard outcome measures and biologic markers of inflammation, the results of which were as follows:

•	patient and disease characteristics were comparable for all three dose groups;

•	there was no major safety signal from the repeated intravenous infusion of eASCs, and the dose-limiting safety signal was not identified;

•	three serious adverse event were reported (lacunar infarction, peroneal palsy and fever of unknown origin) of which lacunar infarction was thought to be possibly related to the treatment and led to the discontinuation of the treatment. The patient subsequently recovered. A lacunar infarction is a small deep infarction in the subcortical regions of the brain. Peroneal palsy is a lower limb neuropathy consisting of the loss of motor function and/or sensation in the foot and leg due to the compression of the perineal nerve in its course around the head of the fibula, or the calf bone; and

•	the most frequent non-serious adverse effects, occurring in more than 10% of patients treated with eASCs, included the following:

•	fever (20%);

•	headache (13%);

•	urinary tract infection (13%);

•	upper respiratory tract infection (11%); and

•	nausea (11%).

With respect to the secondary endpoints, our findings were as follows:

•	a clear dose response effect was not observed;

•	with respect to the American College of Rheumatology scores, after three months, 20% of patients achieved a 20% improvement versus no patient in the placebo group; 11% of patients achieved 50%

improvement versus no patient in the placebo group; and 4% of patients achieved 70% improvement versus no patient in the placebo group;

•	with respect to the EULAR criteria based on the improvement in the DAS 28 (ESR, or erythrocyte sedimentation rate), three months after the treatment, 39% of patients had a good to moderate response compared to no patient in the placebo group; and

•	with respect to the disease activity score, in 28 joints as modified to measure the C-reactive protein value, or DAS 28 (CRP), 11% of patients achieved remission after three months compared to no patient in the placebo group.

These clinical results were the first to suggest that intravenous infusion of eASCs has a favorable safety profile, is well tolerated along 24 weeks and could be associated with clinical benefits in the treatment of refractory rheumatoid arthritis. The results of the study were presented at a plenary session of the American College of Rheumatology meeting in San Diego on October 29, 2013 and were published in May 2016.

Given the increased competition and the arrival of oral products in the rheumatoid arthritis field, we have decided to keep the program on hold as we believe there were better opportunities for TiGenix to pursue: Cx611 in severe sepsis and potential new indications for Cx601 although they are still not decided. We do not anticipate coming back to rheumatoid arthritis with Cx611.

Cx621

Cx621 is an allogeneic cellular suspension of eASCs for the potential treatment of a variety of autoimmune diseases via a proprietary technique of intra-lymphatic administration, or the injection of eASCs into the lymphatic system rather than the blood stream or the affected tissue. On December 20, 2017, following the positive opinion from the CHMP, we announced our plans to focus our resources and capabilities on the eASC platform technology and our product candidates Cx601 and Cx611. As a result, further investment in Cx621 is currently on hold.

AlloCSC-01

AlloCSC-01 consists of adult allogeneic cardiac stem cells isolated from donors, and expanded in vitro. The product completed a Phase I/II study in acute myocardial infarction, the CAREMI study, demonstrating that allogeneic cardiac stem cells can be transplanted safely through the coronary tree and lead to a reduction in infarct size in patients with a large myocardial infarction. All safety objectives of the study were met. No mortality or major adverse cardiovascular events (MACE) were found at 30 days, which was the primary endpoint of the study. In follow-ups, neither mortality nor MACE were found at either six months or at 12 months. Of particular relevance to this allogeneic approach, no immune-related adverse events were recorded at one-year follow-up. On December 20, 2017, following the positive opinion from the CHMP, we announced our plans to focus our resources and capabilities on the eASC platform technology and our product candidates Cx601 and Cx611. As a result, we do not plan to invest in further R&D of our CSC-based platform.

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

In July 2016 for commercial reasons, we decided to terminate our distribution agreements with Sobi and the Finnish Red Cross Blood Service and our manufacturing agreement with PharmaCell and we requested the withdrawal of marketing authorization which became effective as of November 30, 2016. We no longer generate revenues from ChondroCelect.

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

Likewise, with respect to Cx611, for the sepsis indication, there is a limited late-stage pipeline of candidates addressing the underlying immune dysfunction, with the two non-antibiotic front runners being developed by Asahi Kassey and Toray Industries. Other compounds by InflaRX GmbH, Ferring and Baxter are currently in earlier stages of development

Many of our competitors, either alone or with their strategic partners, have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of product candidates, obtaining FDA, EMA and other regulatory approvals of treatments and commercializing those treatments.

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

Intellectual Property

Our commercial success depends in part on our ability to obtain and maintain proprietary or intellectual property protection in key markets for certain aspects of our cell therapy products, processes and related technologies and to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary or intellectual property rights. Our policy is to seek to protect our proprietary and intellectual property position by, among other methods, filing U.S., international and foreign patent applications related to multiple aspects of our proprietary products, processes and technologies.

As of December 31, 2017, we owned or co-owned 29 patent families and had more than 125 granted patents in more than 20 jurisdictions, including the United States, with expiration dates from 2020 onwards. Of these patent families, 20 are related to our eASC-based technology platform, with expiration dates from 2024 onwards. Some of our pending patent applications are filed under the Patent Cooperation Treaty, or PCT, an international patent law treaty that provides a unified procedure for filing a single initial patent application to seek patent protection for an invention simultaneously in each of the 152 jurisdictions, followed by the process of entering into national phases in each of the jurisdictions, which requires a separate application in each of the jurisdictions when continued protection is sought.

A number of our patent families are the result of collaborations with academic parties, and are jointly owned. Co-ownership agreements are in place with respect to all but one of such patent families, and certain types of exploitation of such patents may be subject to the co-owner’s approval. We exclusively own the patents and patent applications that form the remainder of our patent portfolio.

Our patent portfolio includes the following:

•	certain key foreign base patents and U.S. and foreign patent applications related to our eASC platform;

•	U.S. and foreign patents and patent applications for other cell therapy applications;

•	U.S. and foreign patents and patent applications with respect to chondrocyte markers;

•	a U.S. patent and U.S. and foreign patent applications for cell therapy delivery mechanisms; and

•	U.S. and foreign patent applications for technology improvements with respect to our eASC platform.

The following patent families are materially relevant to our eASC pipeline:

•	“Identification and isolation of multipotent cells from non osteochondral mesenchymal tissue.” (PCT Application Publication WO2006037649; TiGenix Reference PCX006): a patent family claiming a non osteochondral derived multipotent adult stem cell population characterized by a set of biological markers. Additionally the patent family claims methods for identifying and isolating such cells, as well as pharmaceutical compositions and therapeutic uses in healing and tissue regeneration. This patent family is of relevance to our eASC platform. The patent family is comprised of eight granted patents (in Spain, Australia, Europe, Japan, Canada, China, Israel and Singapore) and pending patent applications in the United States, Europe (the European Patent Office, or EPO), Hong Kong and India derived from the PCT application or its priority documents. An opposition was filed against a granted patent (first divisional) issued in Europe, and the patent was revoked. We have appealed the decision. The anticipated expiration date of the granted Spanish patent ES2313805 is October 4, 2024, and the anticipated expiration date of the remaining granted patents (AU2011253985, EP2292736, JP5732011, CA2583151, CN101056974, IL182441 and SG192459) is October 4, 2025. This is also the anticipated expiration date of all pending patent applications. We jointly own this patent family with the Universidad Autónoma de Madrid, with which we have a co-ownership agreement providing us with an exclusive license.

•	“Use of adipose tissue derived stromal stem cells in treating fistula.” (PCT Application Publication WO2006136244; TiGenix Reference PCX007): a patent family claiming an adipose derived stem cell composition characterized by a panel of cell surface markers, methods of preparation of such a composition and adipose tissue derived stromal stem cells for use in treating fistula and wounds. This patent family is relevant to Cx601. The patent family is comprised of granted patents in Australia, Israel, Mexico, New Zealand, Russia, Singapore, the United States, Canada and Europe and pending patent applications in China, Japan, the United States, Brazil, Europe (the EPO), Russia and Hong Kong, derived from the PCT application. An opposition was filed against a granted patent (first divisional) issued in Europe, but the patent was maintained in amended form. The anticipated expiration date of these patents and patent applications is May 16, 2026 for patents filed by means of the PCT application, and February 14, 2025 or June 24, 2025, without taking into account any patent term adjustment, for U.S. patents derived from US 11/167,061 without the benefit of the PCT application filing. We jointly own this patent family with the Universidad Autónoma de Madrid, and it is subject to the co-ownership agreement mentioned above with respect to PCX006, which provides us with an exclusive license.

•	“Cell populations having immunoregulatory activity, method for isolation and uses.” (PCT Application Publication number WO2007039150; TiGenix Reference PCX008): a patent family claiming a stem cell population, methods for the isolation of such stem cells, their use in the preparation of regulatory T cells and cell therapy of immune and inflammatory diseases. This patent family is relevant to Cx611 and Cx601.

The patent family is comprised of eight granted patents in Mexico, South Korea, Japan, Europe (the EPO), Canada, Israel and Australia (MX342474, KR10-1536239, JP5925408, JP6089004, EP1926813, CA2623353, IL228670 and AU2012268272) and pending patent applications in Canada, China, Europe, Singapore, Hong Kong, the United States and Australia derived from the PCT. An opposition was filed against the parent patent issued in Europe. The anticipated expiration date of the granted patent and all these patent applications is September 22, 2026. We jointly own this patent family with the Consejo Superior de Investigaciones Cientificas, the Spanish National Research Council, with which we have a co-ownership agreement providing us with an exclusive license.

•	“Uses of mesenchymal stem cells.” (PCT Application Publication number WO/2010/015929; TiGenix Reference PCX011): a patent family claiming the use of mesenchymal stem cells in the treatment of systemic inflammatory response syndrome. This patent family is relevant to the use of Cx611 for the treatment of sepsis. The patent family is comprised of granted patents in Australia, Europe (the EPO), South Korea and Japan, and pending patent applications in Australia, Canada, Europe, Japan, the United States, and South Korea derived from the PCT application. The anticipated expiration date of all these patent applications is August 3, 2029. We jointly own this patent family with the Consejo Superior de Investigaciones Cientificas, the Spanish National Research Council, and the University of Seville, with which we have a co-ownership agreement providing us with an exclusive license.

•	“Methods and compositions for use in cellular therapies.” (PCT Application Publication number WO 2011/004264; TiGenix Ref. PCX019): a patent family claiming therapeutic uses of cells by administration to lymphatic organs. This patent family is relevant to Cx621. The patent family is comprised of granted patents in the United States, New Zealand, Australia, Europe, Japan, Israel, South Korea and Russia and pending patent applications in Brazil, Canada, Mexico, Singapore, China, Hong Kong and India derived from the PCT application. The anticipated expiration date of these patents and patent applications is July 9, 2030. We are the sole owners of this patent family.

•	“Adipose-derived mesenchymal stem cells for intralymphatic administration in autoimmune and inflammatory diseases.” (PCT Application Publication number WO/2012/095743; TiGenix Ref. PCX022): a patent family claiming therapeutic uses of cells by administration to lymphatic organs. This patent family is relevant to Cx621. The patent family is comprised of a granted patent in Japan and pending applications in the United States, South Korea and Europe (the EPO) derived from the PCT application. The anticipated expiration date of these patent applications is January 12, 2032. We are the sole owner of this patent family.

•	“Mesenchymal stromal cells for treating systemic inflammatory response syndrome” (PCT Application Publication WO2016/001846; TiGenix Reference PCX029): a patent family claiming the use of mesenchymal stem cells in the treatment of sepsis, in particular the use of adipose tissue-derived stem cells for treating sepsis secondary to an inflammatory lung condition such as pneumonia. This patent family is relevant to the use of Cx611 for the treatment of sepsis. This patent family is comprised of pending applications in several countries (Australia, Brazil, Canada, China, Europe, Hong Kong, Israel, Japan, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, and the United States) derived from the PCT application. The anticipated expiration date is June, 30, 2035. We are the sole owner of this patent family.

•	“Adipose tissue-derived stromal stem cells for use in treating refractory complex perianal fistulas in Crohn’s disease” (PCT Application Publication WO2017/158509; TiGenix Reference PCX032): Claims are aimed at compositions relevant for the use of the Cx601 product: expanded allogeneic adipose tissue-derived stem cells for use in treating refractory complex perianal fistulas in Crohn’s disease patients wherein the fistula comprises multiple tracts, about 120 million cells are administered and clinical remission is achieved within a certain time period. This patent family is comprised of a granted patent in the Netherlands and pending national and regional applications filed in several countries and jurisdictions (Belgium, Germany, Spain, France, United Kingdom, Europe, Italy, Norway and the United States). A PCT application has also been filed. The anticipated expiration date of all these applications is March 14, 2037. We are the sole owner of this patent family.

The patent family related to the cardiac stem cell platform and AlloCSC-01 consists of one application filed under the Patent Cooperation Treaty, or PCT, and a parallel application filed directly with the PTO. Overall the application has entered national prosecution in eight jurisdictions. A more detailed description of the patent family is as follows:

•	“Adult cardiac stem cell population” (PCT Application publication no. WO 2014/141220; TiGenix Reference Ctx-3): a patent family claiming an isolated multipotent adult cardiac stem cell characterized by the presence and absence of particular biological markers, and the ability of the cell to differentiate into at least adipocytes, osteocytes, endothelial cells and smooth muscle cells. The PCT application claims are also directed to a substantially pure population of the claimed cells, methods for preparing such a population of cells, as well as pharmaceutical compositions and methods of treating cardiovascular disease, ischemic injury and autoimmune diseases and preventing allogeneic organ transplant rejection. The international application has entered into the national phase in Australia, Canada, China, Israel, Hong Kong, Japan, Europe, South Korea and the United States. The PCT application was filed on March 17, 2014 and the anticipated expiration date of any patents stemming from the international application is therefore March 17, 2034.

•	“Adult cardiac stem cell population” (U.S. application Number 14/213868; publication no. US 2014-0271575; TiGenix Reference Ctx-3): a separate U.S. application claiming a substantially pure population of adult cardiac stem cells characterized by the presence and absence of a set of biological markers, and pharmaceutical compositions comprising the claimed population of cells. Claims directed to methods of preparing the population of cells and to methods of treating cardiovascular disease, ischemic injury, autoimmune disease, inflammatory processes and chronic ulcers and preventing allogeneic organ transplant rejection can be pursued in a divisional application if required. The U.S. application was filed on March 14, 2014 and the anticipated expiration date (without taking into account any patent term adjustment) is March 14, 2034.

In addition, we have over 50 registered trademarks and trademark applications.

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

Mesoblast patent license and settlement agreement

On December 14, 2017, we entered into a patent license and settlement agreement with two subsidiaries of Mesoblast Limited, Mesoblast Inc. and Mesoblast International Sàrl (together, the “Mesoblast Subsidiaries”), whereby the Mesoblast Subsidiaries granted us exclusive access to certain of their patents to support global commercialization of Cx601 for the local treatment of fistulae (the “Mesoblast License”). The Mesoblast License grants us an exclusive, worldwide license to any and all patents (other than those obtained through a transaction whereby a third party controlling such patents becomes an affiliate of the Mesoblast Subsidiaries after December 14, 2017) that, absent the consent of the Mesoblast Subsidiaries, would be infringed by the manufacture, use, sale, offer for sale, storage, import, development or other exploitation of Cx601 for the local treatment of fistulae. The Mesoblast License includes the right for us to grant sub-licenses to affiliates and, subject to consent, third parties, including Takeda (for whose sublicense consent has been received). Additionally, the Mesoblast License resolves any claims, liabilities or causes of action that the Mesoblast Subsidiaries, we or any of our respective affiliates, could make against each other as of December 14, 2017 in relation to Cx601 for the local treatment of fistulae worldwide.

As consideration under the Mesoblast License, we shall pay Mesoblast International Sàrl a total of up to 20 million euros, with five million euros upfront, five million euros within 12 months, and up to ten million euros in product regulatory milestones. Additionally, we shall pay to Mesoblast International Sàrl single digit royalties on net sales of Cx601.

The Mesoblast License shall continue in full force in each country (other than the United States) until the date upon which the last issued claim of any licensed patent covering Cx601 expires in such country (currently expected to be 2029) or, with respect to the United States, until the later of (i) the date upon which the last issued claim of any licensed patent covering Cx601 in the United States expires (currently expected to be around 2031) or (ii) the expiration of the regulatory exclusivity period in the United States with an agreed maximum term.

Either the Mesoblast Subsidiaries or we may terminate the Mesoblast License for any material breach that is not cured within 90 days after notice thereof. The Mesoblast Subsidiaries also have the right to terminate the Mesoblast License, with a written notice in the event that we file a petition in bankruptcy or insolvency or we make an assignment of substantially all of our assets for the benefit of our creditors.

We have the right to terminate our obligation to pay royalties for net sales in a specific country if we are of the opinion that there is no issued claim of any licensed patent covering Cx601 in such country, subject to referral of the matter to the joint oversight/cooperation committee established under the Mesoblast License if the Mesoblast Subsidiaries disagree.

Lonza manufacturing agreement

In February 2015, we entered into an agreement with Lonza, a U.S.-based contract manufacturing organization and started the process for technology transfer in connection with a proposed Phase III study to register Cx601 in the United States. Under the agreement, Lonza will manufacture some of the material for the Phase III trial to register Cx601 in the United States. The agreement will continue until February 9, 2020 unless earlier terminated or extended by the parties. Pursuant to the agreement, the parties will develop certain statements of work, which describe the process or product to be developed and the related activities to be performed by both parties or the technology to be transferred to Lonza for the manufacturing of the product. Lonza will be responsible for complying with cGMP requirements and will maintain any licenses, permits and approvals necessary.

We will make payments to Lonza in the amounts and dates set forth in the statements of work, and we will also pay a security deposit equal to the lesser of 20% of the budgeted costs of the statement of work or $100,000.

The agreement includes standard provisions regarding the protection of each party’s intellectual property and confidential information.

Either party may terminate the agreement for any material breach that is not cured within 30 days (or 180 days in case of payment default). We also have the right to terminate the agreement with a written notice of no less than 12 months; Lonza may terminate the agreement with a written notice of 24 months. In case of suspension or termination of production by a regulatory authority, we may terminate the agreement with a written notice of no less than two months. Finally, either party may terminate the agreement upon written notice in case of insolvency.

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

In 2016, we submitted five additional statements of work. The aggregate estimated total fees payable by TiGenix for these statements of work amount to $6,303,025. In 2017, we submitted eight additional statements of work. The aggregate estimated total fees payable by TiGenix for these statements of work amount to $2,825,160.

Takeda Licensing Agreement

Under the Licensing Agreement, Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States. Under the agreement, Takeda paid an upfront non-refundable licensing fee of 25 million euros and, following the marketing authorization granted by the European Commission on March 23, 2018, we expect to receive a further payment of 15 million euros during the second quarter of 2018.

The Licensing Agreement excludes clinical development and commercialization rights in the United States, where we will continue to develop Cx601 for complex perianal fistulas. We also retain the right to develop Cx601 in any indications outside the indication of complex perianal fistulas. Furthermore, if Takeda has not presented us with a plan accepted by the regulatory authorities of either Canada or Japan to access the market in those countries by the second anniversary of the receipt of marketing authorization from the European Commission, we have the option of unilaterally excluding those territories from the scope of the Licensing Agreement.

Takeda will pay us 1.5 million euros upon receipt of regulatory approval for the sale of Cx601 to patients in each of Canada and Japan. In addition, in the event of a positive pricing and market access decision for Cx601 by a payer in either or both of Canada or Japan at a price equivalent to 30,000 euros per patient or more, Takeda will pay us a further one million euros per country.

In Europe, we expect to transfer the marketing authorization (which we obtained on March 23, 2018) to Takeda. Takeda will also make milestone payments for positive pricing and market access decisions from payers in France, Germany, Italy, Spain and the United Kingdom of two million euros per country, if Cx601 is approved at a price of 30,000 euros or equivalent per patient or more, or one million euros per country, if Cx601 is approved at a price between 26,000 euros and 30,000 euros or equivalent per patient.

Under the Licensing Agreement, we will receive tiered quarterly royalty payments on net sales of Cx601 on a country-by-country basis, ranging from 10% to 18%, and calculated based on the price of Cx601 in each country during that quarter. We will also receive one-time sales milestone payments ranging from 15 million euros, if net sales in the territory reach 150 million euros, to 100 million euros, if net sales reach one billion euros. The potential sales and reimbursement milestones could total up to 340 million euros, and are in addition to any royalty payments we receive under the Licensing Agreement.

Takeda also agreed to invest ten million euros in equity within one year of the effective date of the Licensing Agreement. Takeda made its ten million euro investment on December 29, 2016. The shares were subject to a one-year lock-up, subject to certain exceptions.

Under the Licensing Agreement, we cooperate closely with Takeda and have set up a number of joint committees to oversee the overall commercialization process; operational matters including product development, intellectual property and regulatory matters; and manufacturing. We will initially continue to manufacture Cx601 at our facility in Madrid, and we and Takeda will share equally the cost of expanding the facility to increase the manufacturing capacity up to 1,200 doses of Cx601 per year at an estimated cost of approximately 3.5 million euros. We intend to transfer manufacturing responsibilities to Takeda once the technology transfer process is complete, which is expected to be by January 1, 2021 at the latest.

Pursuant to the Licensing Agreement, the technology transfer is to be split into two steps. In a first step, we will transfer certain elements of Cx601 manufacturing to a third-party transferee of Takeda, and in a second step, we will transfer the remaining technology to Takeda or an affiliate thereof. The roles, responsibilities and obligations of Takeda and us in relation to the technology transfer will be covered by a manufacturing transfer plan to be agreed between Takeda and us.

Within the European Economic Area and Switzerland (and Israel, Japan and Canada, per separate agreement of the relevant joint committee), we will be responsible for manufacturing and supplying up to 1,200 doses per year of Cx601 to Takeda under the terms and conditions of the Licensing Agreement and until we transfer the full manufacturing responsibilities to Takeda. Outside such territory, Takeda will be responsible for manufacturing and supplying Cx601.

The Licensing Agreement will expire on a country-by-country basis at the occurrence of the latest of any of the following:

•	the twentieth anniversary of the date of the first commercial sale of Cx601 in such country;

•	the expiration of the last valid patent claim covering Cx601 or its use in such country;

•	the expiration of market exclusivity in such country granted under the marketing authorization of the product as an orphan drug; and

•	the expiration of any data exclusivity with respect to Cx601.

Either party may terminate the Licensing Agreement with 30 days’ written notice in case of insolvency of the other party. Either party may terminate the Licensing Agreement upon a change of control of the other party with 60 days’ written notice. Either party may terminate the Licensing Agreement in case of a material breach or non-performance by the other party with immediate effect or, in case of a curable material breach, if such breach should not be cured within 60 days after receipt of such notice.

We also have a right to terminate the Licensing Agreement on a region-by-region basis with 30 days’ written notice if expected royalties from a key market within the region are at least 25% lower than expected based on the commercialization plan provided by Takeda for at least three consecutive years and we reasonably determine that Takeda did not use commercially reasonable efforts to meet the established sales target. If we cannot mutually resolve any dispute related to such a claim either within the established committees or through negotiations between senior management or the board of directors within 30 days, the dispute shall be referred to a third-party expert for adjudication. In addition, we can terminate the Licensing Agreement with 30 days’ notice if Takeda or one of its affiliates challenges or takes any material steps to assist a third party in challenging the validity of our intellectual property rights.

Takeda had a right to terminate the Licensing Agreement with 30 days’ written notice if we had not obtained marketing authorization from the European Commission within four years of the entry into the Licensing Agreement. Takeda can also terminate the Licensing Agreement with 30 days’ written notice on a country-by-country basis if there is a third-party claim of infringement of intellectual property rights provided that external counsel confirms that there is a greater than 50% probability of a finding of infringement, or in the case of a final court decision confirming such infringement. Finally, Takeda has the right to terminate the Licensing Agreement with 30 days’ written notice in the event that any changes to the production or quality control process required by regulatory authorities lead to the production costs increasing by more than 15%.

In addition, we remain solely responsible for certain third-party obligations arising from sales of the product, including with respect to the rights licensed from the Universidad Autonóma de Madrid or the Consejo Superior de Investigaciones Científicas. In case we decide to terminate any such existing license and Takeda disagrees with our decision, they may request that we assign them the license or terminate the Licensing Agreement on a country-by-country basis.

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

The patent families referred to as PCX006 and PCX007 are the subject of a co ownership agreement dated November 3, 2004, between our subsidiary TiGenix S.A.U. (formerly Cellerix), and the Universidad Autónoma de Madrid. Under the terms of this agreement, the Universidad Autónoma de Madrid assigned all exploitation rights to TiGenix S.A.U., including the right to license or sub-license to third parties. We are obligated to provide fifteen days’ notice to the Universidad Autónoma de Madrid prior to the execution of any such license or sub license. The agreement will remain in force throughout the legal life of the patents covered by this agreement, unless it is terminated by mutual agreement. Under the terms of an amendment dated April 24, 2008, we are obliged to make the following royalty payments to the Universidad Autónoma de Madrid as consideration for the exclusive assignment:

•	1.0% on net sales less than 50 million euros;

•	1.5% on net sales between 50 million euros and 100 million euros; and

•	2.0% on net sales over 100 million euros.

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

The patent family referred to as PCX008 is the subject of a co-ownership agreement dated June 1, 2009 between TiGenix S.A.U. (formerly Cellerix) and the Consejo Superior de Investigaciones Científicas, under which ownership interests were allocated between TiGenix S.A.U. and the Consejo Superior de Investigaciones Científicas in a ratio of two-thirds to one-third. We have an exclusive worldwide license, with the right to sub license all the exploitation rights. The agreement will remain in force until the end of the life of the patent, unless it is terminated by mutual consent. If we wish to assign our interest in the patent family to a third party the Consejo Superior de Investigaciones Científicas shall have a first right of refusal. Our payment obligations under the agreement are as follows:

•	an initial payment of 30,000 euros on signing the agreement;

•	a payment of 120,000 euros on the date on which any product that incorporates any of the patent’s claims is brought onto the market; and

•	royalty payments to be determined on the following basis:

•	0.1% of net sales equal to or less than 50 million euros;

•	0.2% of net sales between 50 million euros and 100 million euros; and

•	0.3% of net sales greater than 100 million euros.

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

PCX011 is subject to a co-ownership agreement dated January 17, 2011, between TiGenix S.A.U. (formerly Cellerix), the Consejo Superior de Investigaciones Científicas and the University of Seville determining ownership of the patent family, with 50% belonging to TiGenix S.A.U., 45% to the Consejo Superior de Investigaciones

Científicas and 5% to the University of Seville. Under this agreement, we have an exclusive worldwide license to the rights, without the right to sub-license. The agreement shall remain in force until the end of the life of the patent, unless it is terminated by mutual consent. Our payment obligations under the agreement are as follows:

•	an initial payment of 5,000 euros on signing the agreement;

•	a payment of 35,000 euros on the first visit by the first patient in a clinical trial for a product we promote that incorporates the patent rights;

•	a payment of 35,000 euros on the first visit by the first patient in a pivotal Phase III clinical trial of a product we promote that incorporates the patent rights;

•	a payment of 35,000 euros upon submission of a marketing authorization request dossier to a regulatory authority for a product that incorporates the patent rights;

•	a payment of 100,000 euros upon approval of the product by the first regulatory agency; and

•	a royalty to be determined on the following basis on worldwide sales:

•	0.2% of net sales equal to or less than 50 million euros;

•	0.3% of net sales between 50 million euros and 100 million euros; and

•	0.4% of net sales more than 100 million euros.

All payments shall be distributed between the Consejo Superior de Investigaciones Científicas, which will receive 90% and the University of Seville, which will receive 10%. If we sub-license exploitation rights to the patent rights to which we provide added value, our counter parties will receive 15% of the total consideration. If such rights are sub-licensed to a third party outside Europe, our counterparties will receive 10% of the total consideration. In the event that we sublicense exploitation rights to the patent rights to which we have not provided any added value our counterparties will receive consideration no less than what they would have received had we directly exploited the patent. All parties have the right to terminate the agreement in case of a breach. We are permitted to terminate the agreement with 90 days’ notice if we terminate development or commercialization of a product falling under the scope of the agreement.

The anticipated expiration date of all patent applications of the patent family referred to as PCX011 is August 3, 2029.

We may consider partnerships in the United States and other markets to rapidly bring Cx601, Cx611 or any of our other future products to market and maximize our value.

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

Under the contribution agreement, Genetrix is also entitled to receive contingent payments subject to the achievement of certain milestones, as follows:

•	up to 15 million euros, payable in new ordinary shares, subject to the results of the ongoing clinical trial of Coretherapix. Based on clinical trial results received in March 2017 (for which the study report became available in June 2017), the amount payable to Genetrix was reduced to five million euros in new ordinary shares, which it received on July 25, 2017;

•	up to 245 million euros, subject to obtaining marketing authorization from the European Commission or the FDA for the first product or indication based on AlloCSCs in acute myocardial infarction, and further subject to obtaining certain future sales milestones, with the first sales milestone being reached when annual net sales reach 150 million euros and the last sales milestone being reached when annual net sales are above 750 million euros;

•	tiered royalties ranging from 6% to 16% of the direct net sales of the first product or indication based on AlloCSCs in acute myocardial infarction, if we commercialize the product ourselves, with similar sales milestones as the sales milestones mentioned immediately above, or certain percentages ranging from 10% to 35% of any third-party royalties and sales milestones that we receive from a third party, if we license the rights to commercialize the first product or indication to a third-party licensee; and

•	if Coretherapix obtains marketing authorization from the European Commission or the FDA for any additional product or indication resulting from its portfolio as of June 29, 2015, Genetrix shall be entitled to a payment of 25.0 million euros upon receipt of marketing authorization for each such product.

On December 20, 2017, following the positive opinion from the CHMP, we announced our plans to focus our resources and capabilities on the eASC platform technology and our product candidates Cx601 and CS611. As a result, we do not plan to invest in further R&D of our CSC-based platform. Under these circumstances the fair value of the assets resulting from the business combination with Coretherapix is close to zero. An impairment (18.1 million euros) has been recognized at December 31, 2017 and the liability related to it has been consequently reversed (8.4 million euros). These items and the fair value changes which occurred during the year in the contingent consideration (0.5 million euros) negatively impacted the Company’s consolidated statement of income, with a negative impact of 10.2 million euros.

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

Our product candidates are allogeneic eASCs that are originally derived from the subcutaneous fat tissue of a healthy donor. The fat biopsy tissue is first enzymatically digested and stem cells are recovered from it through a series of cell culture steps. In this first series of expansion steps, we create a master cell stock and extensively test the quality and safety of these first large cell stock. Once the master cell bank is qualified, it can be used to generate sequentially a large number of so called final drug substances cell stock. These final drug substances are obtained by expanding the cells of the master cell stock with a new series of cell expansions in cell culture. The final drug substances are then cryopreserved, or frozen at very low temperatures, until final use. For fresh products like Cx601, when a final product needs to be provided to the physician, the required amount of frozen cells are thawed and recovered in cell culture. These cells are then subsequently collected for final formulation in excipient, or inert, medium. For frozen products like Cx611, the final cryopreserved drug substance product can be delivered frozen to the treating hospital. The amounts of cells and excipient volume depend on the particular product and their use in the clinics.

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

Our facilities for the manufacture of eASCs are located in Madrid, Spain and consist of two separate clean rooms and adjacent support rooms. The facilities have been approved by the Spanish Medicines and Medical Devices Agency as being compliant with cGMP requirements for the manufacture of cellular medicinal products for investigational use (i.e., clinical trials) and commercial use of approximately 400 patient lots, or finished products, per year. In December 2017, we completed the expansion of the facility to increase production capacity to approximately 1,200 finished products per year. The estimated costs of this expansion is approximately 3.5 million euros, which we have agreed to share equally with Takeda.

The logistics for our eASC-based products include the transport of the finished product in a special temperature controlled shipping container. The shipping process has been validated with specialist courier services. Based on our experience with these companies and the proximity of our manufacturing facility to the Madrid international airport of Barajas, we have demonstrated that we can reliably deliver the finished product to treatment sites anywhere in Europe within 24 hours and to Israel within 40 hours.

The Manufacturing Agreement governs, among other things, the specific aspects of the manufacturing and supply of Cx601 and the financial terms of the transfer of the manufacturing responsibilities for Cx601 from the Company to Takeda. See “Item 4. Information on the Company—B. Business Overview—Partnerships, Licensing and Collaboration—The Takeda Licensing Agreement.”

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

The BLA Approval Process

The process required by the FDA before a biological product may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests and animal studies according to good laboratory practices, or GLPs, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

•	submission to the FDA of an application for an IND, which must become effective before human clinical trials may begin and which must include approval by an independent IRB at each clinical site before the trials may be initiated;

•	performance of adequate and well controlled human clinical trials according to the FDA’s regulations commonly referred to as GCPs and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the proposed biological product for its intended use;

•	submission to the FDA of a BLA for marketing approval that includes substantive evidence of safety, purity, and potency from results of preclinical testing and clinical trials, and detailed information about the chemistry, manufacturing and controls for the product, reports of the outcomes and full data sets of the clinical trials and proposed labeling and packaging for the product;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the biological product is produced to assess compliance with cGMPs, to assure that the facilities, methods and controls are adequate to preserve the biological product’s identity, strength, quality and purity and, if applicable, the FDA’s current GTPs for the use of human cells, tissues and cellular and tissue-based products;

•	potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the BLA; and

•	FDA review and approval, or licensure, of the BLA, including agreement on post-marketing commitments, if applicable.

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

The clinical trial sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some preclinical studies may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biological product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, studies may not recommence without FDA authorization and then only under terms authorized by the FDA. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such studies. On September 15, 2017, we submitted IND no. 17707 for Cx601. The IND submission also included the initial Pediatric Study Plan (iPSP) for Cx601 and an application for RMAT designation. On October 18, 2017 the FDA granted orphan drug designation for Cx601 and did not continue with the revision of the iPSP as it is not a requirement for products with orphan drug designation.

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

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•	Phase I. The biological product is initially introduced into a small group of healthy human subjects (e.g., ten to 20 volunteers) and tested for safety. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase II. The biological product is evaluated in a larger but limited patient population (e.g., a few hundred patients) to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•	Phase III. Clinical studies are undertaken to further evaluate dosage, clinical efficacy, potency and safety in an expanded patient population (e.g., several hundred to several thousand patients) at geographically dispersed clinical trial sites. These clinical studies are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

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

In addition, under the Pediatric Research Equity Act, or PREA, a BLA or supplement to a BLA must contain data to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. However, the FDA may grant deferrals for submission of data or full or partial waivers. Drug products that have been designated as orphan medicinal products for rare disease or conditions do not need to submit iPSP.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each BLA must be accompanied by a significant user fee. PDUFA also imposes an annual product fee for biologics and an annual establishment fee on facilities used to manufacture prescription biologics. An application for a prescription drug product that has been granted orphan designation under section 526 of PDUFA, is not subject to an application fee unless the application includes an indication for other than a rare disease or condition. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business.

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

While we would expect to be granted this 12-year period of exclusivity for our product candidates, if approved, notably, this period of reference product market exclusivity applies only to the biosimilar pathway and will not, for example, provide protection against any biological product for a similar indication that achieves FDA approval under a traditional BLA based on the sponsor’s own research data. There is also risk that the 12-year period of biological reference product exclusivity could be shortened due to congressional action, or that the FDA will not consider our product candidates, if they are approved, to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated.

Once approved, biosimilars likely would compete with, and in some circumstances may be deemed under the law to be “interchangeable with,” the previously approved reference product. As of December 13, 2017, the FDA’s “Purple Book” listed nine biosimilars (none designated as interchangeable) as licensed under the BPCIA framework, including seven monoclonal antibodies, a recombinant human protein, and a fusion protein. The extent to which a biosimilar, once approved, will be substituted for any one of our product candidates, if approved, in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.

Although there is uncertainty regarding the impact of this new program, it is likely that, if any of our product candidates are approved by the FDA, there is risk that the approval of a biosimilar competitor to one of our products could have an adverse impact on our business. In particular, a biosimilar could be significantly less costly to bring to market and priced significantly lower than our product, if approved by the FDA.

Special Protocol Assessment

Under the FD&C Act, the FDA will evaluate certain protocols, upon sponsor request, to generally determine if the study design is adequate to meet sponsor goals, including, among others, protocols for certain Phase III clinical trials that will form the primary basis of an efficacy claim for a marketing authorization, such as a BLA. The procedure, known as a special protocol assessment or SPA, may be used in connection with sponsors that have been issued an IND, but also may be available prior to the issuance of an IND where the FDA is sufficiently informed of the overall development plan for the investigational drug. Generally, as part of the SPA process, the FDA will meet with sponsors for the purpose of reaching agreement on the design, execution and analyses proposed for the clinical trial, such as clinical endpoints, size and statistical design. If an agreement is reached, the FDA will reduce the agreement to a writing, which becomes part of the study’s administrative record. When an SPA agreement has been reached, it is possible, but not certain, that if a study is conducted according to the protocol, and if the study achieves its agreed-upon objectives, then the FDA will support the approval of a marketing application, such as a BLA. However, this cannot be assured. Although the SPA program provides that the SPA agreement is not subject to change without the agreement by the FDA and the sponsor, the program also permits the FDA to rescind an SPA agreement, in particular where the FDA has found that a “substantial scientific issue essential to determining the safety or effectiveness of the drug has been identified after the testing has begun.” From time to time the FDA will rescind SPA agreements, and the basis for those rescissions may be the subject of significant dispute. By letter dated August 3, 2015, the FDA provided a favorable SPA determination for our proposed Phase III study design to register Cx601 in the United States, noting that the study may proceed only when an IND is in effect. In January 2017, we had a Type C meeting with the FDA in which changes to the protocol were discussed. Based on feedback from that meeting, we submitted a revised protocol in February 2017, which was accepted by the FDA in March 2017. In December 2017, we submitted an SPA amendment with additional changes to the SPA, which were accepted by the FDA in January 2018.

FDA Expedited Programs for Serious Conditions

Certain FDA programs are intended to speed the availability of drugs and biologics that treat serious diseases, which could potentially apply to our product candidates, although this cannot be assured, and we do not currently have any products with fast track designation or designation under other FDA expedited development and review programs. The FDA’s expedited programs are generally intended to facilitate and expedite development and review of new drugs and biologics to address unmet needs in the treatment of a serious or life-threatening condition. The FDA has created five mechanisms designed to speed the approval of drugs and biologics: Accelerated Approval, Fast Track designation, Breakthrough Therapy designation, Priority Review and RMAT. A drug development program may qualify for more than one expedited program.

The table below presents a comparison of the FDA accelerated approval mechanisms:

	Accelerated approval	Fast track designation	Breakthrough therapy designation	Priority review	RMAT
Eligibility	(a) Treat serious or life-threatening diseases. (b) Provide meaningful therapeutic benefit over existing therapies. (c) Surrogate endpoint reasonably likely to predict clinical benefit.	(a) Intent to treat broad range of serious or life-threatening diseases. (b) Potential to fill an unmet medical need.	(a) Treat serious or life-threatening diseases. (b) Early clinical evidence of substantial improvement over existing therapies.	Offer major advances in treatment over existing therapies.

(a) Regenerative medicine therapy (cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products).

(b) Treat, modify, reverse, or cure a serious or life-threatening diseases.

(c) Preliminary clinical evidence of potential to address unmet medical need.

Designation	No formal process.	Can be requested by sponsor at any time.	Can be requested by sponsor at any time after IND.	Requested by sponsor at time of NDA/BLA.	Can be requested by sponsor at any time after IND.

FDA review response	N/A	60 days	60 days	45 days	60 days

Clinical development	Conditional approval granted using surrogate endpoint from Phase II trials or interim Phase III data; controlled trials hard clinical endpoints required to confirm clinical benefit.	Earlier and more frequent communication.	Abbreviated or condensed development; earlier and more frequent communication; delegation of senior reviewers and cross-disciplinary review team.	N/A

Abbreviated or condensed development; earlier and more frequent communication; delegation of senior reviewers and cross-disciplinary review team.

Early discussions of any potential surrogate or intermediate endpoints or others to support accelerated approval.

Review process	NDA/BLA data submitted in one package; standard 10-month review.	Option for rolling NDA/BLA submission. Official review clock begins when last module is submitted.	Option for rolling NDA/BLA submission. Review time shortened.	NDA/BLA data submitted in one package; review time shortened to 6 months.	Option for Rolling NDA/BLA submission. Review time shortened.

Accelerated Approval applies to drugs that treat serious and life-threatening diseases. The Accelerated Approval mechanism allows earlier approval based on surrogate clinical endpoints as it shortens the actual research time prior to approval. The FDA requires post-marketing commitment to studying actual clinical outcomes.

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

Priority Review applies to drugs that treat a serious condition and would provide major advances in treatment over existing therapies. Review time is shortened for Priority Review.

In January 2017, as part of the recent 21st Century Cures Act, the FDA unveiled the RMAT designation, a new drug designation process which intends to facilitate expedited pathways and approval of stem cell therapies and other cellular and tissue products for use in serious or life threatening diseases. The RMAT designation enables sponsors to discuss with the FDA multidisciplinary strategic development plans, including expediting clinical and manufacturing development plans for commercialization. On September 15, 2017, we applied for the RMAT designation in connection with Cx601. On November 8, 2017 we learned that our application could not be accepted until U.S.-approved clinical supplies are available. We intend to reapply as soon as feasible thereafter.

Product candidates granted for expedited pathways may lose that designation, and be subject to standard FDA development and review requirements, if the FDA finds that the designation is no longer supported by emerging data, or the designated drug development program is no longer being pursued. For example, a product candidate granted designation under the fast track program may lose that designation if a newly approved product meets the unmet medical need for the same indication, and a product candidate granted breakthrough therapy designation may lose that designation if a product is approved for the same indication and the sponsor fails to demonstrate substantial improvement over the recently approved product.

We are currently exploring the options for expedited pathways that could facilitate and accelerate the development of Cx601 and the review of its future BLA.

Pediatric Exclusivity

Under the BPCIA, which was part of the Health Care Reform Law, biologics, such as our product candidates, may be eligible for pediatric exclusivity, an incentive intended to encourage medical product research for children. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods applicable to biological products under the BPCIA—namely, the four-year period during which the FDA will not consider an application for a biosimilar product, and the 12-year period during which the FDA will not approve a biosimilar application. This six-month exclusivity, which runs from the end of these exclusivity protection periods, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “written request” for such a trial. It is possible, but not assured, that certain of our current or future product candidates may be targeted to pediatric populations, and so pursuit of this incentive may be relevant to us.

Products with orphan drug designation are exempt from pediatric obligations.

Orphan Drug Designation

The FDA may grant orphan drug designation to drugs intended to treat a “rare disease or condition” that affects fewer than 200,000 individuals in the United States, or that affects more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for such a disease or condition will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an application for marketing approval. Orphan drug designation can provide opportunities for grant funding towards clinical trial costs, tax advantages and FDA user fee exemptions. In addition, if a product that has an orphan drug designation subsequently receives FDA approval for the indication for which it has such designation, the product may be entitled to orphan drug exclusivity, which means the FDA would not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or a meaningfully different mode of administration. On October 18, 2017, the FDA granted orphan drug designation to Cx601 for the treatment of patients with fistulizing Crohn’s disease, which includes complex perianal fistula, in accordance with FDA advice.

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

The FCA is commonly used to sue those who submit allegedly false Medicare or Medicaid claims, as well as those who induce or assist others to submit a false claim. “False claims” can result not only from non-compliance with the express requirements of applicable governmental reimbursement programs, such as Medicaid or Medicare, but also from non-compliance with other laws, such as the Anti-Kickback Law (which was explicitly confirmed in the Health Care Reform Law), or laws that require quality care in service delivery. The qui tam and whistleblower provisions of the FCA allow private individuals to bring actions on behalf of the government alleging that the government was defrauded, with tremendous potential financial gain to private citizens who prevail. When a private party brings a whistleblower action under the FCA, the defendant is not made aware of the lawsuit until the government starts its own investigation or makes a decision on whether it will intervene. Many states have enacted similar laws that also apply to claims submitted to commercial insurance companies. The bringing of any FCA action could require us to devote resources to investigate and defend the action. Violations of the FCA can result in treble damages, and each false claim submitted can be subject to a penalty of up to $21,916 per claim, although such penalties might be subject to yearly change.

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

U.S. Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration, and specifics of the FDA approval of the use of our product candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. Patent term restoration can compensate for time lost during product development and the regulatory review process by returning up to five years of patent life for a patent that covers a new product or its use or manufacture. However, patent term restoration cannot extend the remaining term of a patent beyond a total of fourteen years from the product’s approval date. The period of patent term restoration is generally one-half the time between the latter of the effective date of an IND (and the issuance of the applicable patent) and the submission date of a BLA, plus the time between the latter of the submission date of the BLA and the approval of that application, provided the sponsor acted with diligence. Only one patent applicable to an approved biological product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The application for patent term extension is subject to approval by the PTO in consultation with the FDA.

A patent term extension is only available when the FDA approves a biological product for the first time. We believe that our eASC-based platform and the manner in which it is manufactured and used have not been previously approved by the FDA. However, we cannot be certain that the PTO and the FDA will agree with our analysis or will grant a patent term extension.

Government Regulation in Europe

The EMA operates in the European Union and its main responsibility is the protection and promotion of public and animal health, through the evaluation and supervision of medicines for human and veterinary use. More specifically, it coordinates the evaluation and monitoring of centrally authorized products and national referrals, developing technical guidance and providing scientific advice to sponsors. Its scope of operations is medicinal products for human and veterinary use including biologics and advanced therapies, and herbal medicinal products.

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

The main elements of the regulation are the following:

•	a centralized marketing authorization procedure, to benefit from the pooling of expertise at European level and direct access to the European Economic Area market;

•	a new and multidisciplinary expert committee, the Committee for Advanced Therapies, within the EMA, to assess advanced therapy products and follow scientific developments in the field;

•	technical requirements adapted to the particular characteristics of these products; and

•	special incentives for SMEs.

ChondroCelect was the first product to receive centralized authorization as an advanced therapy medicinal product.

Centralized Authorization Procedure

The EMA is responsible for the centralized procedure, resulting in centralized marketing authorization, the single marketing authorization that is valid across the European Economic Area.

The centralized authorization procedure is required for the following types of products:

•	medicines derived from biotechnology processes, such as genetic engineering;

•	advanced therapy medicinal products, such as gene-therapy, somatic cell-therapy, tissue-engineered medicines and combined ATMP;

•	medicinal products for human use containing a new active substance that did not receive community marketing authorization when the community authorization procedure was first implemented, for which the therapeutic indication is the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other immune dysfunctions or viral diseases; and

•	officially designated orphan medicines.

The Pediatric Regulation places some obligations for the applicant when developing a new medicinal product, in order to ensure that medicines to treat children are subject to ethical research of high quality and are appropriately authorized for use in children, and to improve collection of information on the use of medicines in the various subsets of the pediatric population. The marketing authorization application will have to include the pediatric investigation plan decision but also the results in accordance with the agreed pediatric investigation plan.

The Pediatric Committee of the EMA issued a positive opinion on the pediatric investigation plan for Cx601 in September 2014.

Applications through the centralized authorization procedure are submitted directly to the EMA. The centralized procedure enables applicants to obtain a marketing authorization that is valid in all European Union member states based on a single application. Under the centralized procedure, the EMA’s Committee for Human Medicinal Products, or CHMP, is required to adopt an opinion on a valid application within 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions. For advance therapy medicinal products (ATMPs) the EMAs Committee for Advanced Therapies (CAT) is also involved during the centralized procedure. More specifically, on day 120 of the procedure, once the CHMP has received the preliminary assessment reports and opinions from the rapporteur and co-rapporteur, it prepares a list of potential outstanding issues, referred to as “other concerns” or “major objections,” as part of its Day 120 List of Questions. These are sent to the applicant together with the CHMP’s recommendation. The CHMP generally makes one of two recommendations: (1) the marketing authorization application for the product could be approvable provided that satisfactory answers are given to the “other concerns” identified and that all other conditions outlined are implemented and complied with; or (2) the marketing authorization application for the product is not approvable at that time since “major objections” have been identified. Applicants have three months from the date of receiving the Day 120 List of Questions to respond to the CHMP, and can request a three-month extension if necessary. The rapporteur and co-rapporteur assess the applicant’s replies, revise the assessment report as necessary and may prepare a list of outstanding issues. The revised assessment report and list of outstanding issues are sent to the applicant together with the CHMP’s recommendation by day 180 of the procedure. Applicants then have one month to respond to the CHMP (and can request a one or two-month extension). The granting of marketing authorization will depend on the recommendations and potential major objections identified by the CHMP as well as the ability of the applicant to respond adequately to these findings. After the adoption of the CHMP’s opinion, a decision on the marketing authorization application must be adopted by the European Commission, after consulting the European Union member states, which in total can take up to 67 days. An applicant for a marketing authorization may request a re-examination in the event of a negative opinion, at which time the CHMP appoints new rapporteurs. Within 60 days of receipt of the negative opinion, the applicant must submit a document explaining the basis for its request for re-examination. The CHMP has 60 days to consider the applicant’s request for re-examination. The applicant may request an oral explanation before the CHMP, which is routinely granted, following which CHMP will adopt a final opinion. The final opinion, whether positive or negative, is published by the CHMP shortly following the CHMP meeting at which the oral explanation takes place.

The CAT is the EMA’s specialized scientific committee for ATMPs such as gene or cell therapies. The CAT’s main responsibility is to prepare a draft opinion on each ATMP application submitted to the EMA, before the CHMP adopts a final opinion on the marketing authorization of the medicine concerned.

Once centralized marketing authorization has been granted for a medicinal product, the holder of that authorization can make the medicinal product available to patients and healthcare professionals in all European Economic Area countries.

On December 14, 2017 Cx601 obtained a positive CHMP opinion. The European Commission granted marketing authorization on March 23, 2018.

Orphan Drug Designation

Applications for designation of orphan medicines are reviewed by the EMA through the Committee for Orphan Medicinal Products. The criteria for orphan designation are as follows:

•	either (i) the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union at the time of submission of the designation application or (ii) the medicinal product is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition, and without incentives it is unlikely that the revenue after marketing of the medicinal product would cover the investment in its development and

•	either (i) no satisfactory method of diagnosis, prevention or treatment of the condition concerned is authorized or (ii) if such method exists, the medicinal product will be of significant benefit to those affected by the condition.

Companies with an orphan designation for a medicinal product benefit from incentives such as the following:

•	protocol assistance (scientific advice for orphan medicines during the product-development phase);

•	direct access to centralized marketing authorization and ten-year marketing exclusivity (although this can be reduced to six (6) years if the orphan criteria are no longer met after the end of the fifth year and extended to 12 years for medicines that also have complied with an agreed pediatric investigational plan);

•	financial incentives (fee reductions or exemptions); or

•	national incentives detailed in an inventory made available by the European Commission.

•	Since December 2011, orphan medicinal products are eligible for the following level of fee reductions:

•	full (100%) reduction for SMEs, for protocol assistance and follow-up, full reduction for non-SME sponsors for pediatric-related assistance and 40% reduction for non-SME sponsors for non-pediatric assistance;

•	full reduction for pre-authorization inspections and 90% reduction for post-authorization inspections for SMEs;

•	full reduction for SMEs for new applications for centralized marketing authorization; and

•	full reduction for post-authorization activities including annual fees only to an SME in the first year after granting a marketing authorization.

To qualify for SME assistance, companies must be established in the European Economic Area, employ fewer than 250 employees and have an annual revenues of not more than 50 million euros or an annual balance sheet total of not more than 43 million euros.

Cx601, our leading therapeutic product candidate, was granted orphan drug designation for the treatment of anal fistulas in 2009. On December 21, 2017, we were formally notified that the COMP had recommended to remove

Cx601 from the European Commission register of orphan drugs. We challenged that determination and the COMP’s plenary meeting on January 16-18, 2018 adopted an opinion recommending that Cx601 be kept in the European Commission register for orphan drugs.

While the same product can receive centralized marketing authorization for both orphan and “non-orphan” indications, orphan and “non-orphan” indications cannot be covered by the same marketing authorization, and the product would have to go through a second authorization process to receive marketing authorization for the second indication.

Expedited Development and Review Programs in Europe

Accelerated Assessment

The maximum timeframe for the evaluation of a marketing authorization application under the Centralized Procedure is 210 days, excluding clock stops when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. However the applicant may request an accelerated assessment procedure in order to meet, in particular the legitimate expectations of patients and to take account of the increasingly rapid progress of science and therapies, for medicinal products of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. Applicants requesting an accelerated assessment procedure should justify that the medicinal product is expected to be of major public health interest. Based on the request, the justifications presented, and the recommendations of the Rapporteurs, the CHMP will formulate a decision. Such a decision will be taken without prejudice to the CHMP opinion (positive or negative) on the granting of a marketing authorization. If the CHMP accepts the request, the timeframe for the evaluation will be reduced to 150 days.

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

Applicants requesting an accelerated assessment procedure should duly substantiate the request and in particular, justify their expectation that the medicinal product is of major public health interest particularly from the point of view of therapeutic innovation. There is no single definition of what constitutes major public health interest. This should be justified by the applicant on a case-by-case basis. The justification should include the major benefits expected and present the arguments to support the claim that the medicinal product introduces new methods of therapy or improves on existing methods, thereby addressing to a significant extent the greater unmet needs for maintaining and improving public health. The key items to be described in the justification, and the appropriate level of detail, should be evaluated on a case-by-case basis. The request should be presented as a short but comprehensive document. The following list of key items would normally be addressed in the justification:

•	the unmet needs and the available methods of prevention, diagnosis or treatment;

•	the extent to which the medicinal product is expected to have major impact on medical practice, its major added value, and/or how it addresses the greater unmet needs; and

•	a brief outline of the main available evidence on which the applicant bases its claim of major public health interest.

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

This may apply to medicinal products for human use that fall under one of the following categories:

•	medicinal products that aim at the treatment, the prevention or the medical diagnosis of seriously debilitating diseases or life-threatening diseases;

•	medicinal products to be used in emergency situations, in response to public threats duly recognized either by the World Health Organization or by the Community in the framework of Decision (EC) No 2119/98; or

•	medicinal products designated as orphan medicinal products in accordance with Article 3 of Regulation (EC) No 141/2000.

A conditional marketing authorization may be granted where the CHMP finds that, although comprehensive clinical data referring to the safety and efficacy of the medicinal product have not been supplied, all the following requirements are met:

•	the risk-benefit balance of the medicinal product, as defined in Article 1(28a) of Directive 2001/83/EC, is positive;

•	it is likely that the applicant will be in a position to provide the comprehensive clinical data;

•	unmet medical needs will be fulfilled; and

•	the benefit to public health of the immediate availability on the market of the medicinal product concerned outweighs the risk inherent in the fact that additional data are still required.

Conditional marketing authorizations are valid for one year, on a renewable basis. The holder will be required to complete ongoing studies or to conduct new studies with a view to confirming that the benefits and risks balance is positive. In addition, specific obligations may be imposed in relation to the collection of pharmacovigilance data.

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

On December 14, 2017 Cx601 obtained a positive CHMP opinion. The European Commission granted marketing authorization on March 23, 2018.

Pricing and Market Access

Sales of pharmaceutical products depend, in part, on the extent to which the payments for the products will be covered by third-party payers, such as national health insurance programs, government health programs or private insurance programs or managed health care organizations. Such third-party payers in both the United States and Europe are increasingly challenging the prices charged for medical products and services. Additionally, the containment of health care costs has become a priority, and governments have shown significant interest in implementing cost-containment programs for medicinal products, including price controls, restrictions on funding or reimbursement, usage restrictions and requirements for substitution of generic or biosimilar products. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures could limit our revenues. If these third-party payers do not consider our products to be clinically effective or cost-effective compared to other available therapies, they may not cover, allow usage, fund or reimburse our products or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit.

In many countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing the pricing of medicinal products vary widely from country to country. For example, European Union member states may restrict the range of medicinal products for which their national health insurance systems provide reimbursement or funding and to control the prices of medicinal products for human use. A member state may approve or demand a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Countries that have price controls or reimbursement limitations for pharmaceutical products may or may not allow favorable reimbursement, funding and pricing arrangements for any of our products.

Thus, pricing, market access and reimbursement is not harmonized across Europe and is within the exclusive discretion of the national authorities. Market access limitations or usage restrictions for private and public health insurers vary from country to country and occasionally across different regions of the same country. In public health insurance systems, pricing, market access and reimbursement is determined by procedures established by the relevant authority of the EU member state. Funding of a product is dependent on many factors, including proof of the product’s therapeutic value (efficacy, safety, effectiveness, convenience) and economic value as compared to existing alternatives for a specific disease with a clear medical need. Pricing, market access and reimbursement are subject to considerations of cost, use and volume that can vary from country to country.

Certain European countries are also establishing increasingly specific policies for market access, pricing and reimbursement of orphan drugs, including the following:

•	France offers tax exemptions for orphan drugs for which the revenue is below 30 million euros in France.

•	Spain imposes a deduction on the agreed price of drugs paid for by the Spanish Healthcare System, which is 7.5% for non-orphan drugs. For orphan drugs, the deduction is reduced to 4%.

•	In Germany, the Gemeinsamer Bundesausschuss (Joint Federal Committee) performs an early benefit assessment for all reimbursable pharmaceuticals used in the outpatient setting to be marketed based on materials submitted by the manufacturer. For orphan drugs, manufacturers are allowed to submit an abbreviated dossier (without proof of medical benefit and additional medical benefit over an appropriate comparative product) for the early benefit assessment by the Gemeinsamer Bundesausschuss if sales in Germany in the previous 12 months are below 50 million euros.

•	Italy has a national orphan drug center, registry and network, and typically provides more flexibility for orphan drugs in negotiations with the payer agency, the Agenzia Italiana del Farmaco.

•	In England, orphan drugs may receive centralized funding from NHS England (as opposed to funding by local entities). There may be an assessment by the National Institute for Health and Care Excellence (NICE), a public body that publishes binding guidelines on the use of health technologies in the NHS in England and Wales, based primarily on evaluations of clinical evidence and cost-effectiveness, which is commonly required for non-orphan drugs.

Historically, products launched in the European Union do not follow price structures of the United States, and generally prices tend to be significantly lower.

Environmental Matters

We use various chemical and biological products to conduct our research and to manufacture our products and are subject to specific environmental and occupational health and safety laws and regulations in the jurisdictions in which we operate. These laws and regulations govern, among other things the generation, storage, handling, use, transportation and disposal of hazardous materials and wastes and the health and safety of our employees. If we violate or fail to comply with these laws and regulations, we could be subject to third-party or administrative claims or fines or other sanctions by regulators. We could also be held responsible for costs and damages arising from any contamination at our past or present facilities or at third-party waste disposal sites.

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

The following chart illustrates our corporate structure as of the date of this Annual Report:

Coretherapix S.L.U. On July 31, 2015, we acquired Coretherapix, a cardiology focused cell therapy company based in Madrid, Spain, from Genetrix. The Coretherapix team and facilities have been completely integrated into our organization.

TiGenix S.A.U. On May 3, 2011, we acquired Cellerix, a cell therapy company based in Madrid, Spain. Cellerix, which was later renamed TiGenix S.A.U, had an eASC-based technology platform for indications of necessary inflammatory and autoimmune origin that are the basis of our pipeline. The Cellerix team and facilities have been completely integrated into our organization.

TiGenix Inc. On February 7, 2006, we incorporated TiGenix Inc., a wholly owned U.S. subsidiary. On May 8, 2007, TiGenix Inc. and Cognate BioServices, Inc. created a 50/50 joint venture asset management company, TC CEF LLC. TC CEF LLC subsequently acquired the assets of a fully equipped cell expansion facility from Cell Genesys, Inc., for the manufacture of ChondroCelect for clinical trials required by the FDA and to be able to service the U.S. market after obtaining marketing approval of ChondroCelect in the United States. However, after we abandoned our plans to introduce ChondroCelect into the U.S. market independently due to the associated costs and the required time, TiGenix Inc. has withdrawn itself from the joint venture as of November 23, 2010 and has terminated its membership interests in TC CEF LLC. Prior to 2017, TiGenix Inc. was intended to carry out the business activities related to Cx601 in the United States. However, after a detailed analysis of the market and the strategy, our management team and the board of directors decided to create a new U.S. entity, TiGenix US, Inc., to carry out these activities. Currently, TiGenix Inc. is a dormant subsidiary.

TiGenix US, Inc. On May 22, 2017, TiGenix S.A.U. incorporated TiGenix US, Inc. as a wholly-owned U.S. subsidiary of TiGenix S.A.U. with offices in Cambridge, Massachusetts. TiGenix US, Inc. will support our strategic goal of developing and commercializing its lead product, Cx601, for the treatment of complex perianal fistulas in Crohn’s disease patients, in the United States.

D.       Property, Plant and Equipment

Our registered office is in Leuven, Belgium. We have facilities in Madrid, Spain, where we lease two adjacent buildings. The first building houses our administrative offices, while the other building hosts our pharmaceutical development laboratories and a facility compliant with cGMP requirements for the manufacturing of clinical eASC products. In December 2017, we completed the expansion of the facility to increase production capacity to approximately 1,200 finished products per year. The estimated costs of this expansion is approximately 3.5 million euros, which we have agreed to share equally with Takeda. The clean rooms have been approved by the Spanish Medicines and Medical Devices Agency as complying with cGMP requirements for the manufacture of cellular medicinal products for investigational use, i.e., clinical trials.

Since June 2017, we also lease office space in Cambridge, Massachusetts.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Financial Data” and our consolidated financial statements and accompanying notes included elsewhere in this Annual Report. In addition to historical consolidated financial information, this section contains forward-looking statements that reflect our plans, estimates and opinions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences, include, without limitation, those discussed in the sections entitled “Special Note Regarding Forward-Looking Statements,” “Risk Factors,” “Business” and elsewhere in this in this Annual Report.

A.       Operating Results

Overview

We are an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells. Our lead product, Cx601 or Alofisel, successfully completed a European Phase III clinical trial and was granted marketing authorization by the European Commission on March 23, 2018 for the treatment of complex perianal fistulas in adult patients with non-active/mildly active luminal Crohn’s disease when fistulas have shown an inadequate response to at least one conventional or biologic therapy. Crohn’s disease is a chronic inflammatory disease of the intestine and complex perianal fistulas are a severe and debilitating complication for which there is currently no effective treatment. Cx601 has been granted orphan drug designation by the European Commission and the FDA. Over 125,000 adult Crohn’s patients suffer from perianal fistulas in the United States and Europe for which existing treatment options are inadequate.

Cx601 is based on our platform of expanded adipose, or fat tissue, derived stem cells, known as eASCs. Under the Licensing Agreement, Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas outside the United States.

TiGenix’ second adipose-derived product, Cx611, is undergoing a Phase Ib/IIa trial in severe sepsis, a major cause of mortality in the developed world.

Key Income Statement Items

Revenues

Historically, we have generated revenues from sales of ChondroCelect, our commercialized product, for which we received marketing authorization from the European Commission in 2009.

Effective June 1, 2014, we entered into an agreement with Swedish Orphan Biovitrium, or Sobi for the exclusive marketing and distribution rights with respect to ChondroCelect within the European Union (excluding Finland, where we have a pre-existing distribution agreement with Finnish Red Cross Blood Service), Switzerland, Norway, Russia, Turkey and the Middle East and North Africa region. We also completed the sale of TiGenix B.V., our Dutch subsidiary, which held our manufacturing facility for ChondroCelect, to PharmaCell, a leading European contract manufacturing organization active in the area of cell therapy, for an upfront payment of 3.5 million euros when the sale became effective on May 30, 2014. We received a payment of 0.8 million euros in December 2016 for a total consideration of 4.3 million euros.

In July 2016, we decided to terminate our distribution agreements with Sobi and the Finnish Red Cross Blood Service and our manufacturing agreement with our former subsidiary. We also requested the withdrawal of our marketing authorization, which became effective as of November 30, 2016. We no longer generate any revenues from ChondroCelect.

Royalties

Going forward, we expect to receive ongoing royalty payments from Takeda and other partners with whom we may enter into distribution agreements or license agreements. Until November 2016, we received royalty payments generated from the sale of ChondroCelect by Sobi. Such income is presented in our consolidated financial statements in revenues under the line item “royalties.”

License Revenues

On July 4, 2016, we entered into the Licensing Agreement with Takeda, pursuant to which we received 25 million euros as an upfront non-refundable payment, and pursuant to which we expect to receive a further payment of 15 million euros during the second quarter of 2018 as a result of the marketing authorization for Cx601 granted by the European Commission on March 23, 2018. Moreover, we expect to receive additional revenues of up to a total of 340 million euros in connection with various sales and reimbursement-related milestones and royalty payments ranging from 10% to 18% on net sales by Takeda.

License revenues are recognized when all significant risks and rewards derived from the ownership and right of use of the license in its current state have been transferred to the customer. For those other milestones not yet reached (because there are some pending performance obligations to be satisfied or because there are future approvals, which are not exclusively dependent on our performance), revenues are recognized once they are virtually certain. We have analyzed and separated the different performance obligations and how they will be remunerated. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue will be recognized over their performance. Milestone payments are immediately recognized as revenue when the condition is met, when performance obligations related to that milestone are fulfilled and if the milestone is not a condition to future deliverables and collectability is reasonably assured. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

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

Until December 2016, we received “other operating income” from certain non-recurrent services we performed for Sobi in respect of the ChondroCelect. We no longer generate any other operating income from these services. We use this heading to register non-recurring items in our income statement.

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

Our eASC-based product candidates are derived from the technology platform we acquired as part of our acquisition of Cellerix in May 2011 and our CSC-based product candidates (currently on hold) were derived from the technology platform we acquired as part of our acquisition of Coretherapix in July 2015.

Since May 2011, and through December 31, 2017, we have spent a total of 126.3 million euros on research and development expenses, of which 41.7 million euros were incurred in connection with Cx601; 10.6 million euros were incurred in connection with Cx611; 3.6 million euros were incurred in connection with AlloCSC-01 since July 2015 and the remaining 70.4 million euros were non-allocated research and development expenses. We recognize expenditure on research activities as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development is capitalized to the extent that all the following can be demonstrated:

•	the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•	the intention to complete and the ability to use or sell the asset;

•	how the asset will generate future economic benefits;

•	the availability of resources to complete the asset; and

•	the ability to measure reliably the expenditure during development.

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

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired. In 2015, we recognized an impairment loss of 1.1 million euros in relation to the capitalized development costs of ChondroCelect. No impairment loss was recognized in 2016. In 2017, due to the decision of the Company to focus on the eASC platform, we recognized an impairment loss of 18.1 million euros in relation to the CSC-based product candidates’ platform.

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

Interest on Borrowings and Other Finance Costs

Interest on borrowings include both cash financial expenditures and non-cash financial expenditures resulting from the recording of financial liabilities under our debt instruments, including government loans (or so-called “soft” loans), our loan facility with Kreos UK and our 9% senior unsecured convertible bonds due March 2018 issued in March 2015 at amortized cost.

Fair Value Gains and Losses

Our fair value gains and losses are financial expenditures, resulting from the change in fair value of the warrant component of our 9% senior unsecured convertible bonds due March 2018 (which as of the date of this Annual Report have been converted into ordinary shares), and the warrants issued for the Kreos UK loan.

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

Going Concern

We have experienced net losses and significant cash used in operating activities since our inception in 2000 except for the year ended December 31, 2016. As of December 31, 2017, we had an accumulated deficit of 189.8 million euros, and for the year ended December 31, 2017 we had a net loss of 74.8 million euros and net cash used in operating activities of 30.3 million euros. As of December 31, 2016, we had an accumulated deficit of 116.2 million euros and for the year ended December 31, 2016 we had net income of 3.8 million euros and net cash from operating activities of 3.5 million euros. Our management expects us to continue to incur net losses and have significant cash outflows for at least the next twelve months. These conditions, among others, raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements included elsewhere in this Annual Report have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support our cost structure.

As of December 31, 2017, we had cash and cash equivalents of 34.1 million euros. In addition, after receiving marketing authorization from the European Commission for Cx061 on March 23, 2018, TiGenix expects to receive 15 million euros from Takeda as a milestone payment under the Licensing Agreement during the second quarter of 2018. Our board of directors is of the opinion that this cash position is sufficient to continue operating through the next 12 months, but we will require significant additional cash resources to launch new development phases of existing projects in our pipeline.

In order to be able to launch such new development phases, we intend to obtain on a timely basis either additional non-dilutive funding, such as from establishing commercial relationships, dilutive funding or both. In the last quarter of 2017 we started negotiations with the European Investment Bank in order to obtain a 25 million euro loan from its program “InnovFin” (loans to innovative business with fewer than 3,000 employees to support the growth and investments in research and innovation).

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

We used the relief from royalty method, which is a variant of the income valuation approach, to determine the fair value of the intangibles related to the acquisition of TiGenix S.A.U. It is based on the principle that ownership of the intangible asset relieves the owner of the need to pay a royalty to another party in exchange for rights to use the asset.

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

The nine routes considered in the development process of Coretherapix are the result of combining multiple variables. The structure of these routes and the probability assigned to each route are reassessed by management at every reporting period and every time the development process reaches a milestone.

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

Revenue Recognition in Respect of License Arrangements

We recognize revenue from licensing arrangements which may include multiple elements. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting, if certain criteria are met. If separable, the consideration receivable is allocated amongst the separate units of accounting based on their respective fair values and the applicable revenue recognition criteria are applied to each of the separate units. If not separable, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

We may enter into licensing and collaboration agreements for supply and distribution for our products. The terms of the agreements may include non-refundable signing and licensing fees, milestone payments and royalties on any product sales derived from licensing arrangements. These multiple element arrangements are analyzed to determine whether the deliverables can be separated or whether they must be accounted for as a single unit of accounting. License fees are recognized as revenue when persuasive evidence of an arrangement exists, we have transferred to the licensee the risks and rewards of the product, we retain neither continuing managerial involvement nor effective control over the product sold, the fee is fixed or determinable, delivery or performance has been substantially completed and collection is reasonably assured. The delivery of a license is deemed substantially completed when the licensee can use, license, exploit, develop and obtain a profit from it without further licensor’s involvement.

We analyze and separate the different performance obligations and how they will be remunerated. If substantive contractual obligations are satisfied over time or over the life of the contract, revenue will be recognized over their performance. Milestone payments are immediately recognized as revenue when the condition is met, when performance obligations related to that milestone are fulfilled and if the milestone is not a condition to future deliverables and collectability is virtually certain. Otherwise, they are recognized over the remaining term of the agreement or the performance period.

Management’s assessment related to the recognition of revenues for arrangements containing multiple elements are based on estimates and assumptions. Judgment is necessary to identify separate units of accounting and to allocate related consideration to each separate unit of accounting. Where deferral of upfront payments or license fee is deemed appropriate, subsequent revenue recognition is often determined based on certain assumptions and estimates, our continuing involvement in the arrangement, the benefits expected to be derived by the customer and expected patent lives. To the extent that any of the key assumptions or estimates change, future operating results could be affected.

We analyze, at each reporting date, any executory contract that could be onerous to account for the corresponding provision. This estimation is based on the unavoidable expected costs and expected incomes derived from the executory contract, its remaining duration and the potential exit compensation that could be included in those contracts. The above mentioned calculation also considers past performance and future expected developments based on the most reliable information existing at each reporting period.

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

In the context of the business combination with TiGenix S.A.U. in 2011, development costs related to product Cx601 were capitalized in an amount of 1.7 million euros. These costs were not amortized at December 31, 2015 because the product was not yet available for use and was, therefore, subject to an annual test for impairment. In July 2016, the product Cx601 (1.7 million euros) was considered as available for use and consequently subject to amortization. As a result of that, we have reclassified it from development to intellectual property. The estimated useful economic life has been determined to be ten years, which is the remaining period for the patents related to it.

On July 31, 2015, we acquired 100% of the issued share capital of Coretherapix. The most significant part of the purchase price has been allocated to in-process research and development (17.4 million euros) as well as certain other intangible assets (277,000 euros). The difference between the fair values of the assets acquired and liabilities assumed and the purchase price comprises the value of expected synergies arising from the acquisition and has been recorded as goodwill (717,000 euros).

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

In 2017, due to the decision of the Company to focus on the eASC platform, we recognized an impairment loss of 18.1 million euros in relation to the CSC-based product candidates’ platform.

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

As of December 31, 2017, we had 261.5 million euros of tax losses carry forward. This compared to 200.3 million euros in 2016 and 180.7 million euros in 2015.

Our tax losses do not have an expiration date. Most tax credits expire after ten to 18 years. The notional interest deduction of 0.6 million euros at December 31, 2017 expires within one year. Tax deductions may not be used to offset taxable income elsewhere in our group.

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

Pursuant to the terms and conditions of the loan facility agreement that we entered into with Kreos UK, on April 22, 2014, an extraordinary meeting of our shareholders issued and granted 1,994,302 new cash-settled warrants, including a put option to Kreos Capital IV (Expert Fund) (“Kreos Capital”). These warrants have been designated at fair value through profit or loss. We recognize the warrants, including the put option, as one instrument, because we believe that the put option is unconditionally linked to the warrant. Because the issued warrants can be settled in cash, the instrument is considered as a financial derivative liability measured at fair value with changes in fair value recognized immediately in profit or loss.

The measurement of the warrant (and the put option) at fair value is based on the Black-Scholes option pricing model taking into account the following variables:

•	the share price;

•	the strike price;

•	the volatility of the share, which has been determined based on historical stock prices of our shares;

•	the dividend yield, which has been estimated as zero, as we have never paid a dividend due to the past experience of losses;

•	the duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date; and

•	the risk free interest rate, which has been calculated based on the discount curve composed based on liquid euro deposit rates for periods shorter than one year, futures typically for maturities between one and six years and interbank euro swap rates for periods longer than six years.

In May 2015, Kreos Capital exercised the above-mentioned put option and executed one third of the warrants (163,333 euros). As of January 2016, the remaining two thirds of the warrants put option had lapsed due to the increase in the price of the share which makes this amount no longer exercisable by Kreos Capital.

In December 2017, Kreos Capital exercised its remaining warrants at 0.75 euros per warrant. The resulting TiGenix shares were issued in January 2018.

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

On the other hand, a Monte Carlo model can indeed incorporate not only the market parameters such as volatility, risk-free interest rates and share price, but all the contractual characteristics of the Warrant such as Present Date (31/12/2017), Conversion Date (06/03/18), Present Price (1.70), Conversion Price (0.8983), Interest rate annual (-0.48%), Reference Period Days (60), Nº of iterations (10,000), Annual Volatility (122.97%), Conversion price Reset, Early Redemption, Average Conversion Price (0.8982) and Nº of anticipated redemptions (9,003).

The final value of the warrant was then calculated as the probability-weighted values derived from the valuation of the warrant in (i) the non-change of control and (ii) in the change of control scenarios. The probabilities assigned to the non-change of control and change of control scenarios were 20% and 80%, respectively. We performed a sensitivity analysis, changing probabilities assigned to non-change of control and change of control scenarios. There is no significant impact in the valuation of the warrant when changing these scenarios.

Share-Based Payment Arrangements

We used the Black-Scholes model to estimate the fair value of the share-based payment transactions. Using this model requires our management to make assumptions regarding volatility and expected life of the equity instruments. The assumptions used for estimating fair value for share-based payment transactions are estimated as follows:

•	volatility is estimated based on the average annualized volatility of our share price;

•	the estimated life of the warrant is until the first exercise period; and

•	the dividend return is estimated by reference to our historical dividend payment. Currently, this is estimated to be zero, because no dividend has been paid since our inception.

New Accounting Standards

A number of new accounting standards have recently been issued but are not yet effective. The below changes are expected to affect our financial statements going forward.

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions. The Group plans to adopt the new standard on the required effective date and will not restate comparative information. During 2017, the Group has performed a detailed impact assessment of all three aspects of IFRS 9.

This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9. Overall, the Group expects no significant impact on its statement of financial position and equity.

Classification and measurement

The Group does not expect a significant impact on its balance sheet or equity of applying the classification and measurement requirements of IFRS 9.

Loans as well as trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analyzed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortized cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

Impairment

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group does not expect any impact on applying the new estimation considering the characteristics of its receivables.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the modified retrospective method. During 2016, the Group performed a preliminary assessment of IFRS 15, which was continued with a more detailed analysis completed in 2017.

The Group is in the business of development of cell therapy programs with an advanced clinical stage pipeline of adult stem cell programs. The stem cell programs are based on proprietary validated platforms of allogeneic expanded stem cells targeting autoimmune, inflammatory and heart diseases. Built on solid pre-clinical and CMC packages, they are being developed in close consultation with the European Medicines Agency.

As a consequence of this activity, the Group licenses its intellectual property through right of use licenses. Below is a summary of the Company’s preliminary assessment of IFRS 15 and the potential impact on the Company’s financial statements upon implementation:

Licenses sales

In the sales of licenses, TiGenix identifies and separates the different performance obligations embedded in the contract.

As of December 31, 2017, the Company has one licensing agreement, the Licensing Agreement, which is a right of use license. The Licensing Agreement, in addition to the right of use of the license, includes some other performance obligations which were dependent on the approval of the use of the license in the European Union by the European Commission..

The performance obligations identified in the Licensing Agreement are the following:

•	Licensing of the product which permits to sell the product under the TiGenix trade mark in the relevant territory. The Company is transferring the ownership (risks and rewards) of the license and Takeda can benefit from that license by itself from the signature date.

•	Obtaining marketing authorization for Cx601 (which was obtained on March 23, 2018).

•	Transfer of knowledge.

•	Manufacturing of the product during a certain period of time.

Variable consideration

The Group recognizes revenue from the sale of goods measured at the fair value of the consideration received or receivable. If revenue cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, and will be required to be estimated at contract inception and updated thereafter.

IFRS 15 requires the estimated variable consideration to be constrained to prevent over-recognition of revenue.

The Licensing Agreement provided for milestone payments to be collected when marketing authorization occurred. Under IAS 18, the Group did not recognize as revenue these milestone payments, as collection was not guaranteed. Under the new standard, future contingent consideration is treated as variable. This variable consideration, under the new standard, needs to be estimated but only to the extent that it is highly probable that a significant reversal will not occur. Considering the amount of the milestone payment pending approval and considering that collection depends on facts and circumstances that are out of the Company’s control, these milestones were not considered revenue in 2017 (authorization was obtained on March 23, 2018) until the relevant uncertain event (the authorization) actually occurs.

In the Licensing Agreement there are some other rights of future revenue in the form of royalties on future sales. Recognition is not allowed until the sale occurs, which does not differ from current accounting treatment.

Presentation and disclosure requirements

The presentation and disclosure requirements in IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the Group's financial statements.

Many of the disclosure requirements in IFRS 15 are new and the Group has assessed that the impact of some of these disclosures requirements will be significant. In particular, the Group expects that the notes to the financial statements will be expanded because of the disclosure of significant judgements made: when determining the transaction price of those contracts that include variable consideration, how the transaction price has been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling prices of each performance obligation. In addition, as required by IFRS 15, the Group will disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of “low-value” assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to re-measure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the re-measurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain exemptions.

IFRS 16 will be implemented by the Group from January 1, 2019 and will require lease liabilities and ‘right of use’ assets to be recognised on the balance sheet for almost all leases. This is expected to result in a significant increase in both assets and liabilities recognised. The costs of operating leases currently included within operating costs will be split and the financing element of the charge will be reported within finance expense.

The Group is assessing the potential impact of IFRS 16.

Result of Operations

Comparison of the Years Ended December 31, 2017 and 2016

The following table summarizes our results of operations for the years ended December 31, 2017 and 2016:

	Year ended December 31,
	2017	2016	% Change
	(in thousands of euros)		(unaudited)

Revenues and other operating income
Royalties	–	395	(100)
License revenues	–	25,000	(100)
Grants and other operating income	906	1,395	(35)
Total revenues and other operating income	906	26,790	(97)
Research and development expenses	(44,213)	(21,454)	106
General and administrative expenses	(9,873)	(8,363)	18
Total operating charges	(54,086)	(29,817)	81
Operating Loss	(53,180)	(3,027)	*
Financial income	218	156	40
Interest on borrowings and other finance costs	(7,067)	(7,288)	(3)
Fair value gains	–	11,593	*
Fair value losses	(14,623)	–	*
Foreign exchange differences	(60)	232	(126)
Profit (Loss) before taxes	(74,712)	1,666	*
Income taxes	(114)	2,136	(105)
Profit (Loss) for the year	(74,826)	3,802	*

*	Not meaningful

Royalties. Royalties decreased by 100% from 0.4 million euros for the year ended December 31, 2016 to zero euros for the year ended December 31, 2017. In 2016, we received royalties in connection with the sales of ChondroCelect by Sobi under the license agreement that we entered into in June 2014. The decrease in royalties during 2016 was due to the decision of TiGenix to fully focus on its allogenic stem cell platforms. As a result, in July 2016 we decided to terminate our distribution agreements with Sobi and the Finnish Red Cross Blood Service and our manufacturing agreement with our former subsidiary purchased by PharmaCell, and we requested the withdrawal of marketing authorization for ChondroCelect, which became effective as of November 30, 2016. Going forward, we expect to receive ongoing royalty payments from Takeda and other partners with whom we may enter into distribution agreements or license agreements.

License Revenues. Pursuant to the Licensing Agreement, Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States.

In July 2016, we received an upfront non-refundable payment of 25 million euros from Takeda in connection with the Licensing Agreement. We recognized this amount as license revenue in our income statement.

Grants and Other Operating Income. Grants and other operating income decreased by 35%, from 1.4 million euros for the year ended December 31, 2016 to 0.9 million euros for the year ended December 31, 2017. Grant income decreased by 19% from 0.7 million euros to 0.6 million euros as a result of slightly lower grant income recognized from below-market rate loans by the Ministry of Economy. Other operating income decreased by 89% from 0.7 million euros for the year ended December 31, 2016 to 0.3 million euros for the year ended December 31, 2017, mainly as a result of the fact that in 2017 we no longer received reimbursement for certain regulatory and pharmacovigilance activities that we performed on behalf of Sobi under a license agreement for which we were reimbursed in 2016. Due to the cancelation of Sobi’s agreement at the end of 2016, no more operating income from Sobi is expected since 2016. During the year ended December 31, 2017, other operating income mainly represented the sale of certain Chondrocelect data to a third party interested on it for its research activities:

	Year ended December 31,
	2017	2016
	(in thousands of euros)
Grant revenues	589	725
Other operating income	317	670
Total Grants and other operating income	906	1,395

For 2017, grant revenue had the following components:

•	0.5 million euros due to the recognition of grant income under the Horizon 2020 program, the EU’s framework program for research and innovation, to conduct a clinical Phase Ib/IIa trial for Cx611 in patients with severe sepsis as a result of severe community-acquired pneumonia; and

•	0.1 million euros related to the recognition as grant income of the benefit obtained from a government loan at a below market rate (two soft loans received by Coretherapix S.L.U. in 2016 granted by the Ministry of Economy of 0.3 million euros and 0.6 million euros respectively with maturities in February 2025 and 2026).

For 2016, grant revenue had the following components:

•	0.3 million euros due to the recognition of grant income under the Horizon 2020 program, the EU’s framework program for research and innovation, to conduct a clinical Phase II trial for Cx611 in patients with severe sepsis as a result of severe community-acquired pneumonia;

•	0.2 million euros related to the recognition as grant income of the benefit obtained from a government loan at a below-market rate (a 0.4 million “soft” loan received by TiGenix S.A.U. in 2013 from the Ministry of Science with a maturity date in February 2023); and

•	0.2 million euros related to the recognition as grant income of the benefit obtained from a government loan at a below market rate (two “soft” loans received by Coretherapix in 2016 granted by the Ministry of Economy of 0.3 million euros and 0.6 million euros with maturity dates in February 2025 and 2026).

Research and Development Expenses. Our research and development expenses increased by 106% from 21.5 million euros for the year ended December 31, 2016 to 44.2 million euros for the year ended December 31, 2017. The increase was mainly driven by the following activities, which we undertook in 2017:

•	filing for marketing authorization for Cx601 in Europe;

•	launching of the Phase III clinical trial for Cx601 in the United States;

•	launching of the Phase II clinical trial for Cx611 in severe sepsis; and

•	impairment of Coretherapix acquisition due to the strategic decision of the Company to focus on the eASC platform and put on hold all activities related to the CSC platform

Our research and development expenses in the year ended December 31, 2016 mainly related to costs in connection with the finalization of the European Phase III trial for Cx601 and other related preparations to file for marketing authorization for Cx601 in Europe. In addition, we started the preparation activities to launch the Phase II clinical trial for Cx611 in severe sepsis.

The following table provides a breakdown of our research and development expenses for Cx601, Cx611 and AlloCSC-01, the three product candidates we had in clinical development, as well as our non-allocated research and development expenses, which primarily include personnel and facility costs that are not related to specific projects:

	Years ended December 31,
	2017	2016
	(thousands of euros)
Non-allocated research and development expenses	15,721	7,449
Cx601	14,983	9,174
Cx611	2,755	1,854
AlloCSC-01	521	2,977
AlloCSC-01 impairment	10,233	-
Total	44,213	21,454

General and Administrative Expenses. General and administrative costs increased by 18% from 8.4 million euros for the year ended December 31, 2016 to 9.9 million euros for the year ended December 31, 2017. The increase was mainly attributable to non-recurrent expenses to explore additional funding in U.S. capital markets, to comply with the U.S. Sarbanes-Oxley Act and U.S. reporting obligations and related to the Mesoblast licensing transaction.

Financial Income. Financial income increased by 40% from 156 thousand euros for the year ended December 31, 2016 to 218 thousand euros for the year ended December 31, 2017. Financial income increased mainly as a result of higher interest income on the cash balances in our bank.

Interest on Borrowings and Other Finance Costs. Interest on borrowings and other finance costs decreased by 3% from 7.3 million euros for the year ended December 31, 2016 to 7.1 million euros for the year ended December 31, 2017, mainly as a result of lower interests on the loan facility with Kreos UK as maturity approaches. This financial expense had three primary components for the year ended December 31, 2017:

•	interest of 0.5 million euros under the loan facility with Kreos UK;

•	interest of 1.0 million euros on government loans; and

•	interest of 5.6 million euros in connection with the issuance of senior unsecured convertible bonds on March 6, 2015, which constituted the majority of the expense.

Fair Value Gains. Fair value gains decreased by 100% from 11.6 million euros for the year ended December 31, 2016 to zero euros for the year ended December 31, 2017. This decrease was mainly driven by the evolution of the fair value of the embedded derivative related to our senior, unsecured convertible bonds and the Kreos UK loan, from December 31, 2016 to December 31, 2017. The fair value gain related to the derivative of the convertible bonds and Kreos UK loan amounted to 11.0 and 0.6 million euros respectively in 2016 due to a reduction on the fair value of the embedded derivative of these financial instruments during year 2016. As the fair value was lower at December 31, 2016 when comparing December 2015, the liability was reduced and a fair value gain was generated. The variable with the most significant effect on the fair value calculation of the warrants linked to the convertible bonds and the Kreos UK loan is our share price, which decreased from 1.19 euros at December 31, 2015 to 0.71 euros at December 31, 2016. During 2017 the price of our shares increased from 0.71 to 1.70 (as of January 5, 2018, the first trading day after Takeda announced its intention to acquire TiGenix, which significantly affected our share price) This results in an increase in the liability linked to the derivatives, generating fair value losses instead of fair value gains.

Fair Value Losses. Fair value losses increased significantly from 0 million euros for the year ended December 31, 2016 to 14.6 million euros for the year ended December 31, 2017. As previously explained this is the result of the evolution of the fair value of the embedded derivative related to our senior, unsecured convertible bonds and Kreos UK loans from December 31, 2016 to December 31, 2017, which have been mainly caused by the evolution of the share price during the year ended December 31, 2017.

Foreign Exchange Differences. Foreign exchange differences decreased from 0.2 million euros for the year ended December 31, 2016 to minus 60 thousand euros for the year ended December 31, 2017. Prior to 2017, the exchange differences associated with the intercompany loan between TiGenix NV and TiGenix Inc. were recognized in the consolidated income statement, as the loan was expected to be repaid. However, as the loan will no longer be repaid or settled, the foreign exchange differences for the year ended December 31, 2017 are now recognized together with the currency translation differences within other comprehensive income.

Income Taxes. Our income tax benefit decreased from 2.1 million euros for the year ended December 31, 2016 to a tax loss of 114 thousand euros for the year ended December 31, 2017. The benefit registered for the year ended December 31, 2016 resulted from the enactment in September 2013 of a new law to promote tech start-ups in Spain under which our subsidiary TiGenix S.A.U. recognized a cash tax credit as a result of research and development activities performed during 2015. The tax credit generated during 2016 amounted 1.8 million euros, but this amount has not been recognized as income tax in 2017 due to the Company’s accounting policy regarding the timing of recognition of this asset. The Company’s policy is not to recognize this tax benefit until the certified report confirming the activities and the amounts issued by a third independent party is obtained. This report was issued on January 8, 2018. We will register this tax benefit in 2018.

As of December 31, 2016, we had a tax loss carried forward of 200.3 million euros compared to 261.5 million euros as of December 31, 2017. These tax losses generate a potential deferred tax asset of 65.4 million euros, and do not have an expiration date. Because we are uncertain whether we will be able to realize taxable profits in the near future, we did not recognize any deferred tax assets in our balance sheet. In addition to these tax losses, we have unused tax credits amounting to 25.2 million euros as of December 31, 2017 compared to 20.8 million euros as of December 31, 2016.

Loss for the Year. For the reasons described above, we recognized total loss of 74.8 million euros for the year ended December 31, 2017 compared to an income of 3.8 million euros for the year ended December 31, 2016.

Comparison of the Years Ended December 31, 2016 and 2015

The following table summarizes our results of operations for the years ended December 31, 2016 and 2015:

	Years ended December 31,
	2016	2015	% Change
	(in thousands of euros)		(unaudited)

Revenues and other operating income
Royalties	395	537	(26)
License revenues	25,000	—	*
Grants and other operating income	1,395	1,703	(18)
Total revenues and other operating income	26,790	2,240	1,096
Research and development expenses	(21,454)	(19,633)	9
General and administrative expenses	(8,363)	(6,683)	25
Total operating charges	(29,817)	(26,316)	10
Operating Loss	(3,027)	(24,076)	(91)
Financial income	156	148	5
Interest on borrowings and other finance costs	(7,288)	(6,651)	10
Impairment and gains/(losses) on disposal of financial instruments	—	(161)	(100)
Fair value gains	11,593	—	*
Fair value losses	—	(6,654)	*
Foreign exchange differences	232	1,000	(77)
Income (Loss) before taxes	1,666	(36,394)	*

	Year ended December 31,
	2016	2015	% Change
	(in thousands of euros)		(unaudited)
Income taxes	2,136	1,325	61
Income (Loss) for the year	3,802	(35,069)	*

*	Not meaningful

Royalties. Royalties decreased by 26% to 0.4 million euros for the year ended December 31, 2016, from 0.5 million euros for the year ended December 31, 2015. In both periods, we received these royalties in connection with the sales of ChondroCelect by Sobi under the license agreement that we entered into in June 2014. The decrease in royalties was due to our decision to fully focus on our allogenic stem cell platforms. As a result, in July 2016 we decided to terminate our distribution agreements with Sobi and the Finnish Red Cross Blood Service and our manufacturing agreement with our former subsidiary purchased by PharmaCell, and we requested the withdrawal of marketing authorization for ChondroCelect, which became effective as of November 30, 2016. We have received no royalties on sales of ChondroCelect since November 2016. Going forward, we expect to receive ongoing royalty payments from Takeda and other partners with whom we may enter into distribution agreements or license agreements.

License Revenues. Pursuant to the Licensing Agreement, Takeda currently has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States.

In July 2016, we received an upfront non-refundable payment of 25 million euros from Takeda in connection with the Licensing Agreement. We recognized this amount as license revenue in our income statement. We had no license revenue in 2015.

Grants and Other Operating Income. Grants and other operating income decreased by 18% to 1.4 million euros for the year ended December 31, 2016, from 1.7 million euros for the year ended December 31, 2015. Grant income decreased by 15% to 0.7 million euros, from 0.9 million euros mostly as a result of grant income from the EU Seventh Framework Program that we received in 2015 but not in 2016. Other operating income decreased by 21% to 0.7 million euros for the year ended December 31, 2016, from 0.8 million euros for the year ended December 31, 2015. In both years, other operating income mainly represented reimbursement for certain regulatory and pharmacovigilance activities that we performed on behalf of Sobi under the license agreement. The amounts of such reimbursement were slightly lower in 2016 than in 2015.

	Year ended December 31,
	2016	2015
	(in thousands of euros)
Grant revenues	725	855
Other operating income	670	848
Total Grants and other operating income	1,395	1,703

For 2016, grant revenue had the following components:

•	0.3 million euros due to the recognition of grant income under the Horizon 2020 program, the EU’s framework program for research and innovation, to conduct a clinical Phase Ib/IIa trial for Cx611 in patients with severe sepsis as a result of severe community-acquired pneumonia;

•	0.2 million euros related to the recognition as grant income of the benefit obtained from a government loan at a below-market rate (a 0.4 million “soft” loan received by TiGenix S.A.U. in 2013 from the Ministry of Science with a maturity date in February 2023); and

•	0.2 million euros related to the recognition as grant income of the benefit obtained from a government loan at a below market rate (two “soft” loans received by Coretherapix in 2016 granted by the Ministry of Economy of 0.3 million euros and 0.6 million euros with maturity dates in February 2025 and 2026).

For 2015, grant revenue had the following components:

•	income of 0.5 million euros from a grant from the EU Seventh Framework Program for research in connection with Cx611. The project lasted from January 2012 to December 2014, and all related activities and expenses were recognized in two reporting periods in June 30, 2013 and December 31, 2014, when we received the bulk of the grant. As our justified costs in relation to the project were higher than our initial grant allowance, in 2015 we received an additional part of the grant that was initially allocated to our partner institutions in the project that did not spend the entire amount of their respective authorized grants to recoup some of our costs; and

•	income of 0.3 million euros related to a so-called “soft” loan of 0.7 million euros from the Spanish Ministry of Science. At December 31, 2015, we completed all the activities related to this loan, and, therefore, fully recognized as grant income the benefit received by borrowing these sums at a below-market rate of interest (measured as the difference between the proceeds received and the fair value of the loan based on prevailing market interest rates), in an amount of 0.3 million euros.

Research and Development Expenses. Our research and development expenses increased by 9% to 21.5 million euros for the year ended December 31, 2016, from 19.6 million euros for the year ended December 31, 2015. The increase was mainly driven by the following activities, which we undertook in 2016:

•	filing for marketing authorization for Cx601 in Europe;

•	preparation for the Phase III clinical trial for Cx601 in the United States;

•	preparation for the Phase Ib/IIa clinical trial for Cx611 in severe sepsis; and

•	activities in connection with the ongoing Phase I/II clinical trial for AlloCSC-01 in acute myocardial infarction, which were not reflected in our expenses during the same period in 2015, since the acquisition of Coretherapix was completed in July 2015.

Our research and development expenses in the year ended December 31, 2015 mainly related to costs in connection with the European Phase III trial for Cx601 and other related preparations to file for marketing authorization for Cx601 in Europe. In addition, we concluded the Phase I trial for Cx611 in severe sepsis and launched Phase Ib/IIa activities during this period. The following table provides a breakdown of our research and development expenses for Cx601, Cx611 and AlloCSC-01, the three product candidates we have in clinical development, as well as our non-allocated research and development expenses, which primarily include personnel and facility costs that are not related to specific projects:

	Years ended December 31,
	2016	2015
	(in thousands of euros)
Non-allocated research and development expenses	7,449	7,081
ChondroCelect impairment	–	1,121
Cx601	9,174	8,380
Cx611	1,854	2,155
AlloCSC-01	2,977	896
Total	21,454	19,633

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

Interest on Borrowings and Other Finance Costs. Interest on borrowings and other finance costs increased by 10% to 7.3 million euros for the year ended December 31, 2016, from 6.7 million euros for the year ended December 31, 2015. This financial expense had three primary components for the year ended December 31, 2016:

•	interest of 1.1 million euros under the loan facility with Kreos UK;

•	interest of 0.9 million euros on government loans; and

•	interest of 5.0 million euros in connection with the issuance of senior unsecured convertible bonds on March 6, 2015, which constituted the majority of the increase.

Interest was due for the entire year ended December 31, 2016, and only part of the year ended December 31, 2015 since the bonds were issued in March 2015.

Fair Value Gains. Fair value gains significantly increased to 11.6 million euros for the year ended December 31, 2016, from 0 million euros for the year ended December 31, 2015. This increase was mainly driven by the evolution of the fair value of the embedded derivative related to our senior, unsecured convertible bonds and the Kreos UK loan, from December 31, 2015 to December 31, 2016. The fair value gain related to the derivative of the convertible bonds and the Kreos UK loan amounted to 11.0 and 0.6 million euros, respectively. The variable with the most significant effect on the fair value calculation of the warrants linked to the convertible bonds and the Kreos UK loan was our share price, which dropped to 0.71 euros at December 31, 2016, from 1.19 euros at December 31, 2015.

Fair Value Losses. Fair value losses significantly decreased to zero euros for the year ended December 31, 2016, from 6.7 million euros for the year ended December 31, 2015. This decrease was mainly driven by the evolution of the fair value of the embedded derivative related to our senior, unsecured convertible bonds and the Kreos UK loan from December 31, 2015 to December 31, 2016. During 2015 these derivatives resulted in an increase of liabilities generating 6.1 million euros of fair value losses. This was mainly caused by the increase of TiGenix’s share price during that year, which rose to 1.19 euros at December 31, 2015, from 0.56 euros at December 31, 2014.

Foreign Exchange Differences. Foreign exchange differences decreased to 0.2 million euros for the year ended December 31, 2016, from 1.0 million euros for the year ended December 31, 2015. The decrease was mainly due to the translation into euros of the U.S. dollar denominated intercompany balance existing at the time between TiGenix, the parent entity, and TiGenix Inc., our subsidiary. The decrease was due to the appreciation of the U.S. dollar against the euro during the year ended December 31, 2016 to an average of 1.054 U.S. dollars per euro for the year ended December 31, 2016, from 1.086 U.S. dollars per euro at December 31, 2015.

Income Taxes. Our income tax benefit increased to 2.1 million euros for the year ended December 31, 2016 from 1.3 million euros for the year ended December 31, 2015. These benefits resulted from the enactment in September 2013 of a new law to promote tech start-ups in Spain under which our subsidiary TiGenix S.A.U. recognized a cash tax credit as a result of research and development activities performed during 2014 and 2015.

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

Profit for the Year. For the reasons described above, we recognized total profit of 3.8 million euros for the year ended December 31, 2016 compared to a loss of 35.1 million euros for the year ended December 31, 2015.

B.       Liquidity and Capital Resources

We have historically funded our operations principally from equity financing, including an initial public offering in the United States in December 2016, borrowings, grants and subsidies and cash generated from operations. As we continue to grow our business, we expect to fund our operations through multiple sources, including short- and long-term investments; loans or collaborative agreements with corporate partners, such as our Licensing Agreement with Takeda; revenues from potential licensing arrangements future earnings and cash flow from operations and borrowings. This expectation could change depending on how much we spend on our development programs, potential licenses or acquisitions of complementary technologies, products or companies. We may in the future supplement our funding with further debt or equity offerings or commercial borrowings.

On December 15, 2017 we received a positive CHMP opinion for Cx601 to treat complex perianal fistulas in Crohn’s disease. Based on this opinion, the European Commission granted marketing authorization for Cx601 on March 23, 2018, which triggered Takeda’s obligation to pay 15 million euros (which we expect to receive during the second quarter of 2018). Commercialization of Cx601 in Europe will result in future royalty payments to the Company.

On December 15, 2016 we completed our initial public offering in the United States, totaling gross 35.7 million U.S. dollars (33.8 million euros using the certified foreign exchange rate published by the Federal Reserve Bank of New York on December 30, 2016) gross proceeds from the sale of 2,300,000 ADSs representing 46,000,000 ordinary shares. On December 29, 2016, Takeda made a ten million euros equity investment in us by subscribing for 11,651,778 new ordinary shares, pursuant to the terms of the Licensing Agreement.

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

During 2015 we were awarded 1.3 million euros grant from the European Commission under Horizon 2020, the European Union’s framework program for research and innovation to conduct a clinical Phase I/II trial of Cx611 in patients with severe sepsis secondary to severe community-acquired pneumonia. In October 2015 we received 0.6 million euros in advance of the activities needed to initiate the trial.

On March 6, 2015, we issued 9% senior unsecured bonds due 2018 for 25.0 million euros in total principal amount, convertible into our ordinary shares, of which a total principal amount of 18.0 million euros was outstanding as of December 31, 2017, all of which have been converted into shares as of the date of this Annual Report. On March 14, 2016, as a result of the private placement, the conversion price for the 9% senior unsecured convertible bonds due 2018 was adjusted from its previous level of 0.9414 euros to the new level of 0.9263 euros per share. On December 20, 2016 the conversion price was adjusted from its previous level of 0.9263 euros per share to a new level of 0.8983 euros per share as a consequence of the initial public offering in the United States.

The bonds were guaranteed by our subsidiary TiGenix S.A.U. We accounted for the bonds as two instruments: the host contract and the embedded derivative. As of December 31, 2017, the fair value of the embedded derivative amounted to 16.3 million euros and the amortized cost of the host contract amounted to 17.8 million euros. The financial expense due to the changes in the fair value of the derivative during the year ended December 31, 2017 of 14.6 million euros has been recorded under “fair value losses” in our consolidated financial statements. The host contract was amortized using the effective interest rate method on a discounted rate of 28.06%.

On December 20, 2013, we entered into a loan facility agreement of up to 10.0 million euros with Kreos UK, under which we borrowed 7.5 million euros during the first half of 2014. On September 30, 2014, we borrowed the final installment of 2.5 million euros under the facility. The outstanding amount for this facility at December 31, 2017 was 1.2 million euros of which all is short term.

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

In addition, pursuant to the terms of the loan facility agreement, on April 22, 2014, an extraordinary meeting of shareholders issued and granted 1,994,302 new warrants to Kreos Capital. Kreos Capital exercised its put option with respect to one-third of these warrants on May 5, 2015. The put options with respect to the remaining two-thirds of the warrants lapsed in January 2016 due to the increase in our share price above the strike price of the warrants.

Our borrowings also include government loans from public and semipublic entities, such as Madrid Network. These loans have an extended repayment period of ten to fifteen years, and are interest free or have very low interest rates, if all the terms and conditions are met. In addition, there is a grace period of three to five years before any repayment is required under such loans.

On September 30, 2011, our subsidiary TiGenix S.A.U. entered into a loan facility for a total value of 5.0 million euros with Madrid Network. The outstanding amount for this facility at December 31, 2017 was 2.1 million euros of which 1.6 million euros are long term. During the year ended at December 31, 2017 0.6 million euros were repaid. The terms of the loan were as follows:

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

On July 30, 2013, our subsidiary TiGenix S.A.U. entered into a second loan facility for a total value of 1.0 million euros with Madrid Network. The outstanding amount for this facility at December 31, 2017 was 0.4 million euros of which 0.3 million euros are long term. During the year ended December 31, 2017 0.1 million euros were repaid. The terms of the loan were as follows:

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

We have experienced net losses and significant cash used in operating activities over the past years. As of December 31, 2017, we had an accumulated deficit of 189.9 million euros, and for the year ended December 31, 2017 we had a net loss of 74.8 million euros and net cash used in operating activities of 30.3 million euros. As of December 31, 2016, we had an accumulated deficit of 116.2 million euros and for the year ended December 31, 2016 we had a net income of 3.8 million euros and net cash from operating activities of 3.5 million euros. We currently have several product candidates in clinical development but we have no commercial product that generates revenues through royalties. We, therefore, expect to incur net losses and to have significant cash outflows for at least the next year.

These conditions, among others, raise substantial doubt about our ability to continue as a going concern. The accompanying consolidated financial statements have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of our liabilities in the normal course of business.

As of December 31, 2017, we had cash and cash equivalents of 34.1 million euros. In addition, after receiving marketing authorization from the European Commission for Cx061 on March 23, 2018, TiGenix expects to receive 15 million euros from Takeda as a milestone payment under the Licensing Agreement during the second quarter of 2018. Our board of directors is of the opinion that this cash position is sufficient to continue operating through the next 12 months, but we will require significant additional cash resources to launch new development phases of existing projects in our pipeline.

In order to be able to launch such new development phases, we intend to obtain on a timely basis either additional non-dilutive funding, such as from establishing commercial relationships, dilutive funding or both. In the last quarter of 2017 we started negotiations with the European Investment Bank in order to obtain a 25 million euro loan from its program “InnovFin” (loans to innovative business with fewer than 3,000 employees to support the growth and investments in research and innovation).

Our future viability is dependent on the following:

•	our ability to generate cash from operating activities;

•	our ability to raise additional capital to finance our operations;

•	our ability successfully to obtain regulatory approval to allow marketing of our products; and

•	our ability to enter into licensing arrangements to distribute our products or product candidates.

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

We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, and the extent to which we may enter into collaborations with third parties for development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenses associated with completing the development of our current product candidates. Our future capital requirements will depend on many factors, including the following:

•	the scope, progress, results and costs of pre-clinical development, laboratory testing and clinical trials for our other product candidates;

•	the extent to which we acquire or in-license other products and technologies;

•	our ability successfully to out-license our products or product candidates in certain markets;

•	the cost, timing and outcome of regulatory review of our product candidates in the United States, Europe or elsewhere;

•	the cost and timing of completing the technology transfer to contract manufacturing organizations in the United States and other international markets;

•	the costs of future commercialization activities, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing authorization;

•	any additional revenue received from commercial sales of our products, should any of our product candidates receive marketing approval;

•	the cost of preparing, filing, prosecuting, defending and enforcing patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;

•	the cost of obtaining favorable pricing, market access, funding or reimbursement terms from public and private payers for our products; and

•	our ability to establish any future collaboration arrangements on favorable terms, if at all.

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

The consolidated financial statements included elsewhere in this Annual Report do not include any adjustments due to this uncertainty relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be forced to take any actions.

Our liquidity plans are subject to a number of risks and uncertainties, including those described in the section of this Annual Report entitled “Risk Factors,” some of which are outside of our control.

Cash Flows

The following table shows the Company’s cash flows for the years ended December 31, 2017, 2016 and 2015:

	As at December 31,
	2017	2016	2015
	(in thousands of euros)
Net cash (used in) /provided by operating activities	(30,252)	3,548	(19,574)
Net cash (used in) / provided by investing activities	(7,847)	510	(4,434)
Net cash provided by financing activities	(5,807)	55,929	28,523
Cash and cash equivalents at end of year	34,063	77,969	17,982

Comparison of the Years Ended December 31, 2017 and 2016

Net cash used in operating activities was 30.3 million euros for the year ended December 31, 2017 compared to cash generated from operating activities of 3.5 million euros for the year ended December 31, 2016. This variation was mainly due to the Licensing Agreement with Takeda, which increased operating income in 2016 by 25.0 million euros. In addition, higher operating expenses were incurred during the year ended December 31, 2017 due to the research and development activities related to the filing for marketing authorization for Cx601 in Europe, the launching of the Phase III trial of Cx601 in the United States, activities in connection with the Cx611 clinical trial in Phase II for severe sepsis and other general and administrative expenses including certain expenses related to the U.S. Sarbanes-Oxley Act and U.S. reporting obligations and the license agreement signed with Mesoblast in December 2017 (including a five-million euros upfront non-refundable payment on December 14, 2017).

Net cash used in investing activities was 7.8 million euros for the year ended December 31, 2017 compared to cash generated of 0.5 million euros for the year ended December 31, 2016. The variation is mainly due to the acquisition of Mesoblast license at year-end 2017 which resulted in a first payment of 4.7 million euros, the capacity increase works which generated payments of 1.7 million euros more in 2017 than in 2016 and the 0.8 million euros payment done by PharmaCell in 2016 in respect of the last tranche payment of the sale of TiGenix BV in 2014 (no cash inflows from PharmaCell in 2017).

Net cash used in financing activities was 5.8 million euros for the year ended December 31, 2017 compared to 55.9 million euros of net cash generated from financing activities for the year ended December 31, 2016. During the year ended December 31, 2017 we received 1.0 million euros from capital increases and 0.4 million euros of transactions with own shares and we repaid 7.6 million euros in principal and interest on financial loans and 0.3 million euros in issuance’s costs of equity instruments. During the year ended December 31, 2016, we raised net proceeds of 22.1 million euros from a private placement in March 2016, 31.7 million euros from our initial public offering in the United States in December 2016, and 10.0 million euros from the equity investment from Takeda during December 2016. The costs of issuance of the equity instruments were 5.7 million euros and we repaid 7.3 million euros in principal and interest on financial loans.

Comparison of the Years Ended December 31, 2016 and 2015

Net cash generated from operating activities was 3.5 million euros for the year ended December 31, 2016 compared to cash used in operating activities of 19.6 million euros for the year ended December 31, 2015. This variation was mainly due to the Cx601 license deal with Takeda, which increased operating income by 25.0 million euros. This higher income was partially offset by higher operating expenses incurred during the year ended December 31, 2016 due to the research and development activities related to the filing for marketing authorization for Cx601 in Europe, preparation for the Phase III trial of Cx601 in the United States, activities in connection with the Phase I/II for AlloCSC01 for acute myocardial infarction and other general and administrative expenses including certain expenses related to the U.S. initial public offering process and the license agreement with Takeda.

Net cash generated from investing activities was 0.5 million euros for the year ended December 31, 2016 compared to an outflow of 4.4 million euros for the year ended December 31, 2015. This cash is derived from the use in 2016 of an escrow account to pay 2.2 million euros interest in connection with the 9% senior unsecured convertible bonds due 2018, and a final payment from PharmaCell of 0.8 million euros for the sale in 2014 of our Dutch manufacturing facility. These inflows were partially offset by the investment in property, plant and equipment for our facility in Madrid, with the goal of increasing our manufacturing capacity. The principal outflows during 2015 related to the acquisition of Coretherapix. Part of the payment was in cash for a total amount of 1.2 million. In addition, we transferred 3.4 million euros received from our issuance of 9% senior unsecured convertible bonds due 2018 into an escrow account partly classified as “other non-current assets” and partly as “other current financial assets” for the purposes of the interest payment on the convertible bonds.

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

Our wholly owned subsidiary TiGenix Inc. guarantees the operating lease payments of Cognate BioServices for the building leased in the United States. Cognate BioServices was the party with whom we entered into a joint venture in 2007, from which we withdrew on November 23, 2010.

F.	Tabular Disclosure of Contractual Obligations

The following table details the remaining contractual maturity for our financial liabilities with agreed repayment periods, including both interest and principal cash flows as of December 31, 2017:

	Within one year	1 - 3 years	3 - 5 years	After 5 years	Total
	(in thousands of euros)
Non-interest bearing	471	942	876	490	2,779
Fixed interest rate borrowings (1.46%)	675	1,350	1,350	1,687	5,062
Fixed interest rate borrowings (0.33%)	—	188	460	960	1,608
Fixed interest rate borrowings (Kreos UK)	1,324	—	—	—	1,324
Fixed interest rate borrowings (Bonds)	18,810	—	—	—	18,810
Leasings	169	48	—	—	217
Total	21,449	2,528	2,686	3,137	29,800

On July 31, 2015, we acquired Coretherapix from Genetrix for an upfront payment of 7.3 million euros, of which 1.2 million euros was paid in cash and 6.1 million euros was paid in the form of 7.7 million of our ordinary shares. In addition, in July 2017 TiGenix paid to Genetrix five million euros in new ordinary shares (because of the result of the clinical trial in March 2017).

TiGenix most advanced product is Cx601, which received a positive CHMP opinion on December 15, 2017. With Cx601 now having received a positive regulatory opinion in Europe, TiGenix reviewed its pipeline priorities beyond the continued commitment to the development of Cx601 for the U.S. market and Cx611 for sepsis. The Company is of the opinion that Cx601 has great potential in other indications and that it will deliver greater shareholder value by directing its resources to targeted trials in those areas. Given the focus on Cx601 and the allogeneic adipose-derived stem cell technology, TiGenix has put on-hold its R&D investing efforts for its allogeneic cardiac stem cell technology.

As a consequence, the contingent consideration has been cancelled. All future payment commitments included in this consideration were based on the probability of licensing the product or in its commercial marketing approval. As of the date of this Annual Report, management is of the opinion that none of these possibilities are feasible.

Item 6. Directors, Senior Management and Employees

A.       Directors and Senior Management

Our Board of Directors

The following table sets forth certain information with respect to the current members of our board of directors as of December 31, 2017:

Name	Position	Age	Term(1)
Innosté SA, represented by Jean Stéphenne(2)(3)	Chairman / Independent director	68	2020
Eduardo Bravo Fernández de Araoz	Managing Director (executive) / CEO	52	2019
Willy Duron(2)	Independent director	72	2019
Greig Biotechnology Global Consulting, Inc., represented by Russell Greig(2)(3)	Independent director	65	2020
June Almenoff(3)	Independent director	61	2019

Notes:

(1)	The term of the mandates of the directors will expire immediately after the annual meeting of shareholders held in the year set forth next to the director’s name.

(2)	Member of the audit committee.

(3)	Member of the nomination and remuneration committee.

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

The following is the biographical information of the members of our board of directors or in case of legal entities being director, their permanent representatives:

Jean Stéphenne, permanent representative of Innosté SA: Chairman and Independent Director

Jean Stéphenne was, until April 2012, a member of the corporate executive team of GlaxoSmithKline and Chairman and President of GSK Biologicals in Wavre, Belgium, which he built into a world leader in vaccines. He currently serves as Chairman of Bone Therapeutics, Vesalius Biocapital, Nanocyl, Bepharbel and OncoDNA; as board member of Besix, NSide, Curevac, Vaxxilon, Merieux Development, Ronveaux and the Belgian Foundation against Cancer; and as president of Welbio and Foundation University Louvain. Previously, Mr. Stéphenne served as Chairman of BioWin and as a board member of Auguria Residential Real Estate Fund, BNP Paribas Fortis, Groupe Bruxelles Lambert, VBO/FEB and Theravectys.

Eduardo Bravo: Chief Executive Officer and Managing Director (executive)

Mr. Eduardo Bravo has more than 26 years’ experience in the biopharmaceutical industry. He has been Chief Executive Officer of TiGenix since May 2011. Prior to joining TiGenix in 2005, he held several senior management positions at Sanofi-Aventis, including Vice President for Latin America. Prior to his tenure at Sanofi-Aventis, Mr. Bravo spent seven years at SmithKline Beecham in commercial positions. Mr. Bravo holds a degree in Business Administration and an MBA (INSEAD). He is President of EBE (European Biopharmaceutical Enterprises) and member of the Executive Committee of ARM (Alliance for Regenerative Medicine).

Willy Duron: Independent Director

Mr. Willy Duron has been an independent member of our board of directors since February 2007. He served as Chairman from September 2007 to September 2012. He started his career at ABB Verzekeringen in 1970, becoming a member of the executive committee in 1984. Mr. Duron holds a MSc degree in mathematics from the University of Ghent and a MSc degree in actuarial sciences from the Katholieke Universiteit Leuven. Currently, he is a member of the board of directors of Agfa-Gevaert. In addition, he serves as Chairman of the board of Van Lanschot Bankiers and Windvision. Previously, Mr. Duron was Chief Executive Officer of KBC Groep and KBC Bankverzekeringsholding, Chairman of the board of Argosz, Secura, ADD and W&K, as well as member of the board of directors of KBC Asset Management, Synes, CSOB, Warta, FBD, Amonis, Universitair Centrum St Jozef Kortenberg,Vanbreda Risk & Benefits, Ravago NV, Universitaire Ziekenhuizen Leuven, Zorg KU Leuven and Ethias.

Russell Greig, permanent representative of Greig Biotechnology Global Consulting, Inc.: Independent Director

Dr. Russell Greig worked at GlaxoSmithKline for three decades, most recently as President of SR One, GlaxoSmithKline’s corporate venture group. Prior to joining SR One, he served as President of GlaxoSmithKline’s Pharmaceuticals International from 2003 to 2008 as well as on the GlaxoSmithKline corporate executive team. Currently, Dr. Greig serves as Chairman of: Ablynx in Belgium, AM Pharma and Mint Solutions in the Netherlands, eTheRNA in Belgium and Sanifit in Spain. He was previously Chairman of Isconova in Sweden (acquired by Novavax, United States), Novagali in France (acquired by Santen, Japan), Syntaxin in the United Kingdom (acquired by Ipsen, France) and Bionor in Norway, as well as board member of Oryzon in Spain and Onxeo Pharma (previously BioAlliance Pharma) in France, and a venture partner at Kurma Life Sciences (Paris, France).

June Almenoff: Independent Director

Dr. June S. Almenoff is an accomplished executive with 21 years of experience in the pharmaceutical industry. Dr. Almenoff is Chief Operating Officer and Chief Medical Officer of Innovate Biopharmaceuticals (Nasdaq: INNT) and independent director of BrainStorm Cell Therapeutics (Nasdaq: BCLI), Ohr Pharmaceuticals (Nasdaq: OHRP) and RDD Pharma. She is also on the investment advisory board of the Harrington Discovery Institute (Univ. Hospitals Cleveland) and has served as an advisor to private life-sciences companies. She has extensive expertise in clinical development, translational medicine and business development. Dr. Almenoff recently served as President and CMO of Furiex Pharmaceuticals which was acquired by Actavis PLC in 2014. From 1997 to 2010, Dr. Almenoff held positions of increasing responsibility at GlaxoSmithKline, including Vice-President in the clinical safety organization. Dr. Almenoff received her B.A. from Smith College and graduated from the M.D.-Ph.D. program at the Icahn (Mt. Sinai) School of Medicine with honors. She completed post-graduate medical training at Stanford University Medical Center and served on the faculty of Duke University School of Medicine. Dr. June Almenoff is currently a Consulting Professor at Duke and a Fellow of the American College of Physicians.

Our Executive Management

The following table sets forth certain information with respect to the current members of our executive management as of December 31, 2017:

Name	Position	Age
Eduardo Bravo Fernández de Araoz	Managing Director and Chief Executive Officer	52
Claudia D’Augusta	Chief Financial Officer	48
Wilfried Dalemans	Chief Technical Officer	60
Marie Paule Richard	Chief Medical Officer	63

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

Below are the biographies of those members of our executive management who do not also serve on our board of directors:

Claudia D’Augusta: Chief Financial Officer

Dr. Claudia D’Augusta has more than 19 years of experience in the field of corporate finance. After completing her degree in Economics and a Ph.D. in Business Administration at the University of Bocconi, Italy, she joined the corporate finance department of Deloitte & Touche in Milan. She later joined Apax Partners in Madrid, where she participated in the origination and execution of M&A transactions. She was subsequently finance director of Aquanima (Santander Group). Dr. D’Augusta was a member of the board of directors of Sensia S.L. from April 2005 until April 2008. Currently she is a member of the board of directors of ReNeuron Group plc.

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

Marie Paule Richard: Chief Medical Officer

Dr. Marie Paule Richard has spent more than 26 years in senior executive positions in pharmaceutical and biotechnology companies. She has held international management positions at Bristol-Myers Squibb, Sanofi, GlaxoSmithKline, Sanofi Pasteur and Crucell. Prior to joining TiGenix, Dr. Richard was Chief Medical Officer at AiCuris GmbH, Germany. She has gained global and extensive experience of clinical development strategy and operations across all phases of development, regulatory affairs and pharmacovigilance, involving numerous anti-infective and immunomodulatory drugs and biologicals, as well as the life-cycle management of marketed products. She has obtained several drug approvals and international license renewals in both Europe and the United States. Dr. Richard holds a medical degree from the University of Nancy, France, and, among other qualifications, a certification in Clinical Immunology. She currently is a member of the supervisory board of Nosopharm in Lyon, France.

General Information About Our Directors and Our Executive Management

As of the date of this Annual Report and except as set out below, none of the directors or members of our executive management or, in case of corporate entities being director, none of their permanent representatives, for at least the previous five years, meet the following criteria:

•	holds any convictions in relation to fraudulent offenses;

•	held an executive function in the form of a senior manager or a member of the administrative, management or supervisory bodies of any company at the time of or preceding any bankruptcy, receivership or liquidation (except for Jean Stéphenne, who was a member of the board of directors of Auguria Residential Real Estate Fund, which is currently in liquidation and except for Wilfried Dalemans who was a supervisory director of Arcarios B.V., which was liquidated in 2016 and ceased to exist as of December 30, 2016, and a director of Arcarios NV, which was dissolved and liquidated as of December 28, 2015);

•	has been subject to any official public incrimination and/or sanction by any statutory or regulatory authority (including any designated professional body); or

•	has ever been disqualified by a court from acting as member of the administrative, management or supervisory bodies of any company or from acting in the management or conduct of affairs of any company.

B.	Compensation

Compensation of our Board of Directors

The nomination and remuneration committee recommends the level of remuneration for independent directors, including the chairman of the board, subject to approval by our board of directors and, subsequently, by our shareholders at their annual general meeting.

The directors’ remuneration was last determined by the meeting of shareholders of May 9, 2017. Currently, each independent director receives a fixed annual fee of 25,000 euros. The chairman receives 40,000 euros. Each independent director that is also a member of a committee receives an additional fixed annual fee of 5,000 euros, or 7,500 euros for each independent director that is also the chairman of a committee. The fixed annual fees are based on the assumption that we will have six board meetings and two committee meetings per committee each year. Independent directors receive an additional 2,000 euros for each board meeting exceeding six meetings per year and for each committee meeting exceeding two meetings per year, provided that the board of directors determines that such additional meetings qualify for this additional fee. Independent directors are also entitled to a reimbursement of out-of-pocket expenses actually incurred to participate in our board meetings. The level of reimbursement is expected to remain fixed through 2018 and 2019. If, however, the Tender Offer is successful, and to the extent permitted by applicable law, Takeda may consider implementing a simpler and lighter governance structure in TiGenix. If following the closing of the Tender Offer Takeda succeeds in causing the Company to delist its shares from Euronext Brussels and to delist its ADSs from the Nasdaq Global Select Market, it is likely that there will be changes to the structure and remuneration of the Board of Directors. We have currently no visibility on these potential changes.

On February 26, 2013, the meeting of shareholders approved the principle that our independent directors may receive performance related remuneration and approved the issue and grant of 54,600 warrants (which were effectively issued by the meeting of shareholders on March 20, 2013) to each of the independent directors. On June 2, 2016, the meeting of shareholders approved the grant of 49,863 warrants to the chairman of our board of directors and 48,000 warrants to each of the other independent directors as of that date. On May 9, 2017, the meeting of shareholders approved the grant of 48,000 warrants to June Almenoff, independent director since September 21, 2016.

The nomination and remuneration committee benchmarks the compensation of our independent directors against peer companies to ensure that it is competitive. Remuneration is linked to the time committed to the board of directors and its various committees.

The following table sets forth the fees received by our independent directors for the performance of their mandate as a board member, not as a member of a board committee, during the year ended December 31, 2017:

Fee (in euros)
Name:
Willy Duron	43,000
Greig Biotechnology Global Consulting, Inc., represented by Russell Greig	39,000
Innosté SA, represented by Jean Stéphenne	56,000
June Almenoff	37,000
Total	175,000

The following table sets forth the fees received by our independent directors as members of the audit committee for the performance of their mandate during the year ended December 31, 2017:

Name	Position	Fee (in euros)
Willy Duron	Chairman of the audit committee; Independent Director	11,500
Innosté SA, represented by Jean Stéphenne	Member of the audit committee; Chairman of the Board of Directors; Independent Director	9,000
Greig Biotechnology Global Consulting, Inc., represented by Russell G. Greig	Member of the audit committee; Independent Director	9,000
Total		29,500

The following table sets forth the fees received by our independent directors as members of the nomination and remuneration committee for the performance of their mandate during the year ended December 31, 2017:

Name	Position	Fee (in euros)
Greig Biotechnology Global Consulting, Inc., represented by Russell Greig	Member of the nomination and remuneration committee; Independent Director	11,500
Innosté SA, represented by Jean Stéphenne	Member of the nomination and remuneration committee; Independent Director	9,000
June Almenoff	Member of the nomination and remuneration committee; Independent Director	9,000
Total		29,500

The table below provides an overview as of December 31, 2017 of the shares and warrants held by the independent and other non-executive directors:

	Shares		Warrants		Total shares and warrants
	Number	%(1)	Number	%(2)	Number	%(3)
Willy Duron	6,000	0.0022%	102,600	0.7059%	108,600	0.0376%
Greig Biotechnology Global Consulting, Inc., represented by Russell Greig	0	0%	102,600	0.7059%	102,600	0.0355%
Innosté SA, represented by Jean Stéphenne	0	0%	104,463	0.7187%	104,463	0.0362%
June Almenoff	0	0%	48,000	0.3302%	48,000	0.0166%
Total	6,000	0.0022%	357,663	2.4607%	363,663	0.1259%

Notes:

(1)	Calculated on the basis of the total number of issued voting financial instruments on December 31, 2017.

(2)	Calculated on the basis of the total number of outstanding warrants that can be converted into voting financial instruments on December 31, 2017.

(3)	Calculated on the basis of the sum of (i) the total number of issued voting financial instruments on December 31, 2017 and (ii) the total number of outstanding warrants that can be converted into voting financial instruments on December 31, 2017.

Compensation of our Executive Management

The remuneration of our executive management is determined by the board of directors based on the recommendation by the nomination and remuneration committee, who receive a recommendation from our Chief Executive Officer.

The remuneration of the members of the executive management currently consists of different components:

•	Fixed remuneration: A basic fixed fee designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions. The amount of fixed remuneration is evaluated and determined by the board of directors every year.

•	Short-term variable remuneration: A variable fee in cash dependent on the individual, team or company performances in a certain year. The maximum short-term variable remuneration, or maximum bonus, is set at a percentage of the fixed annual remuneration, and is not spread in time. The maximum bonus of the Chief Executive Officer is set at 104% of his yearly fixed remuneration. The maximum bonus of the Chief Financial Officer and the Chief Medical Officer is set at 52% of their fixed annual remuneration. The maximum bonus of the Chief Technical Officer is set at 45.5% of his fixed annual remuneration. The individual, team or company objectives that determine the amount of the bonus are determined at the beginning of each year and are set on measurable parameters that can include sales, corporate development transactions and clinical trials (e.g., numbers of patients included in a trial, timing of interim or final results). Each member of our executive management has a number of objectives and each objective represents a pre-identified percentage of the overall potential bonus (with all objectives together representing 100% of the potential bonus). Every year, typically during the month of January or February, the Board of Directors (upon recommendation by the nomination and remuneration committee, following a recommendation by the CEO to such committee) evaluates and determines the extent to which the various objectives have been met and determines the amount of the variable remuneration (as the sum of the percentages allocated to the objectives that have been met). Based on the performance of our employees during 2017 and the consequent positive evolution of the Company’s activities, including the positive CHPM opinion obtained in December 2017, the Board of Directors decided on January 4, 2018 to approve annual bonuses of 100% of the annual target bonuses for all employees of the TiGenix group, including management and the CEO, for the year 2017.

•	Long-term incentive plan: Warrants have been granted and may be granted in the future, to the members of the executive management team.

•	Other benefits: Members of the executive management who are salaried employees may be entitled to a number of perquisites, which may include participating in a defined contribution pension or retirement scheme, disability insurance, a company car, a mobile telephone, a laptop computer or a lump-sum expense allowance according to general company policy, and other collective benefits (such as hospitalization insurance and meal vouchers).

The members of the executive management do not receive any remuneration based on our overall financial results or any long-term variable remuneration in cash.

Pursuant to the Offer and Support Agreement, if the Tender Offer is successfully completed we intend to award a one-off payment of an incentive bonus with a total cost for the Company (including any taxes and/or employee social security contributions) of 1% of the total consideration (approximately 5.2 million euros), in cash, offered by Takeda, to certain of our key employees, including the members of the executive management.

Eduardo Bravo, our Chief Executive Officer, has been appointed chief executive officer of our subsidiary, TiGenix S.A.U., on the basis of his corporate responsibility as a member of the board of directors of TiGenix S.A.U. and as managing director (consejero delegado) governed by applicable Spanish Law on capital companies (Ley de Sociedades de Capital). His relationship with TiGenix S.A.U. can be terminated at any time without notice, subject to the payment, in case TiGenix S.A.U. terminates the relationship, of a termination fee equal to his annual remuneration at such time. An additional termination fee of a maximum of two years’ annual remuneration is payable in case the relationship is terminated by TiGenix S.A.U. within one year of a corporate transaction involving the Company (such as a merger, sale of shares, sale of assets, etc.).

Claudia D’Augusta, our Chief Financial Officer, has an employment contract with our subsidiary, TiGenix S.A.U. Her employment contract is for an indefinite term and may be terminated at any time, subject to a three month notice period and, in case TiGenix S.A.U. terminates the agreement, she is entitled to a severance payment of a minimum of nine months’ remuneration. An additional severance payment of a maximum of a year’s annual remuneration is payable in certain cases, including unfair or collective dismissal by TiGenix S.A.U., and termination of the employment agreement by Claudia D’Augusta following certain geographical transfer or substantial modifications to the working conditions made by TiGenix S.A.U.

Wilfried Dalemans, our Chief Technical Officer, has an employment contract with the Company. His employment contract is for an indefinite term and may be terminated at any time by us, subject to a notice period and a severance payment in accordance with applicable law.

Marie Paule Richard, our Chief Medical Officer, has an employment contract with our subsidiary, TiGenix S.A.U. Her employment contract is for an indefinite term and may be terminated at any time by us, subject to either a three month notice period, or compensation equal to three months fixed salary, or a combination of both.

The following table sets forth information concerning the compensation received during the year ended December 31, 2017, by Eduardo Bravo as our Chief Executive Officer:

Compensation (in euros)
Fixed remuneration (gross)	390,000
Variable remuneration (short term)	307,600
Pension/Life	27,321
Other benefits	18,472
Total	743,393

We pre-pay the Belgian salary taxes payable by our Chief Executive Officer, Eduardo Bravo, on the part of his remuneration that is taxable under Belgian law, until such amounts are refunded (on an annual basis) by the Spanish tax authorities, at which time he repays the relevant amounts.

In addition, in 2017 Eduardo Bravo (in his capacity as CEO) was granted, purchased and exercised 78,810 options under an equity based incentive plan (“EBIP”) in return for which he received 78,810 TiGenix NV shares. He was further granted and accepted 622,477 warrants. Except for the exercise of the EBIP options, Eduardo Bravo did not exercise any warrants, options on shares or rights to acquire shares in 2017, and none of his warrants expired in 2017.

The following table sets forth information concerning the compensation received during the year ended December 31, 2017 by the other members of the executive management:

Compensation (in euros)
Fixed remuneration (gross)	677,827
Variable remuneration (short term)	276,018
Pension/Life	52,135
Other benefits	58,583
Total	1,064,563

In addition, in 2017, Claudia D’Augusta and Wilfried Dalemans were granted, purchased and exercised 48,498 and 42,447 EBIP options respectively, in return for which they received 48,498 and 42,447 TiGenix NV shares respectively. Marie Paule Richard was granted 45,472 EBIP options but did not accept them. Claudia D’Augusta, Wilfried Dalemans and Marie Paule were further granted and accepted 440,000, 320,000 and 340,000 warrants respectively. Except for the exercise of the EBIP options, the members of executive management did not exercise any warrants, options on shares or rights to acquire shares in 2017. Except for 80,000 warrants held by Wilfried Dalemans, none of the warrants of the members of executive management expired in 2017.

The table below provides an overview, as of December 31, 2017, of the shares and warrants held by the executive management:

	Shares			Warrants			Total shares and warrants
	Number		%(1)	Number		%(2)	Number		%(3)
Eduardo Bravo, CEO	622,621	0.23		2,814,638	19.36		3,437,259	1.19
Claudia D’Augusta, CFO	301,029	0.11		1,512,378	10.41		1,813,407	0.63
Wilfried Dalemans, CTO	32,447	0.01		1,261,514	8.68		1,293,961	0.45
Marie Paule Richard, CMO	–	–		566,175	3.90		566,175	0.20
Total	956,097	0.35		6,154,705	42.34		7,110,802	2.46

Notes:

(1)	Calculated on the basis of the total number of issued voting financial instruments on December 31, 2017.

(2)	Calculated on the basis of the total number of granted and outstanding warrants that can be converted into voting financial instruments on December 31, 2017.

(3)	Calculated on the basis of the sum of (i) the total number of issued voting financial instruments on December 31, 2017 and (ii) the total number of granted and outstanding warrants that can be converted into voting financial instruments on December 31, 2017.

Irrevocable Undertakings

On January 4, 2018 Takeda entered into irrevocable undertakings with the members of the board of directors and the Chief Financial Officer of the Company pursuant to which, subject to certain terms and conditions, they agreed to tender into, and not withdraw from, the Tender Offer all equity interests owned by them within five business days from publication of the Prospectus.

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

Generally, unless the board of directors at the time of the grant of the warrant determines a higher exercise price, the exercise price of a warrant will be equal to the lower of the following prices:

•	the last closing price of our shares on Euronext Brussels prior to the date on which the warrant is offered; and

•	the average closing price of our shares on Euronext Brussels over the 30-day period preceding the date on which the warrant is offered.

For beneficiaries of the warrant plan that are not employees of our group, the exercise price cannot be lower than the average closing price of our shares on Euronext Brussels over the 30-day period preceding the date of issuance of the warrants.

For our warrants issued in July 2012 and in March 2013, however, our board determined a higher exercise price of 1.00 euro per warrant.

For our December 2013 warrant plan, under which warrants were issued and granted on December 16, 2013, the exercise price was determined as follows:

•	for all employees, the exercise price was set at 0.46 euro, the closing price of our ordinary shares on December 13, 2013, the last closing price prior to the grant of the warrants on December 16, 2013, which was lower than the 30-day average price; and

•	for our CEO, Eduardo Bravo, who is not an employee of TiGenix S.A.U., the exercise price was set at 0.50 euro, the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on December 16, 2013.

For our December 2015 warrant plan, under which warrants were issued and granted on December 7, 2015, May 4, 2016, June 2, 2016 and September 6, 2016, the exercise price was determined as follows:

•	for all employees who were granted warrants on December 7, 2015, the exercise price was set at 0.95 euro, the closing price of our ordinary shares on December 4, 2015, the last closing price prior to the grant of the warrants on December 7, 2015, which was lower than the 30-day average price;

•	for our CEO, Eduardo Bravo, who is not an employee but was granted warrants on December 7, 2015, the exercise price was set at 0.97 euro, the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on December 7, 2015;

•	for all employees who were granted warrants on May 4, 2016, the exercise price was set at 0.95 euro, the closing price of our ordinary shares on May 3, 2016, the last closing price prior to the grant of the warrants on May 4, 2016;

•	for the independent directors who were granted warrants on June 2, 2016 and who are not employees, the exercise price was set at 0.97 euro, the average closing price of our ordinary shares during the 30 calendar days prior to the issuance of the warrants on December 7, 2015; and

•	for all employees who were granted warrants on September 6, 2016, the exercise price was set at 0.97 euro, the closing price of our ordinary shares on September 5, 2016, the last closing price prior to the grant of the warrants on September 6, 2016, which was lower than the 30-day average price.

For our February 2017 warrant plan, under which warrants were issued and granted on February 20, 2017, May 9, 2017, July 6, 2017, November 16, 2017 and December 1, 2017, the exercise price was determined as follows:

•	for all employees who were granted warrants on February 20, 2017, the exercise price was set at 0.70 euro, the closing price of our ordinary shares on February 17, 2017, the last closing price prior to the grant of the warrants on February 20, 2017, which was lower than the 30-day average price;

•	for our CEO, Eduardo Bravo, who is not an employee but was granted warrants on February 20, 2017, the exercise price was set at 0.71 euro, the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on February 20, 2017;

•	for our independent director June Almenoff, who was granted warrants on May 9, 2017 and who is not an employee, the exercise price was set at 0.76 euro, the average closing price of our ordinary shares during the 30 calendar days prior to the grant of the warrants on May 9, 2017;

•	for all employees who were granted warrants on July 6, 2017, the exercise price was set at 0.91 euro, the average closing price of our ordinary shares during the 30 calendar days prior to the grant of the warrants on July 6, 2017;

•	for all employees who were granted warrants on November 16, 2017, the exercise price was set at 0.94 euro, the closing price of our ordinary shares on November 15, 2017, the last closing price prior to the grant of the warrants on November 15, 2017, which was lower than the 30-day average price; and

•	for all employees who were granted warrants on December 1, 2017, the exercise price was set at 0.95 euro, the closing price of our ordinary shares on November 30, 2017, the last closing price prior to the grant of the warrants on December 1, 2017, which was lower than the 30-day average price.

Since 2008, we have issued 17,732,779 warrants in aggregate (subject to the warrants being granted to and accepted by the beneficiaries) of which 400,000 warrants on March 20, 2008; 500,000 warrants on June 19, 2009; 500,000 warrants on March 12, 2010; 4,000,000 warrants on July 6, 2012; 777,000 warrants on March 20, 2013; 1,806,000 warrants on December 16, 2013; 1,994,302 warrants on April 22, 2014; 2,250,000 warrants on December 7, 2015; and 5,505,477 warrants on February 20, 2017.

Of these 17,732,779 warrants, as of December 31, 2017:

•	646,121 warrants expired because they were never granted;

•	457,183 warrants expired because they were never accepted by their beneficiaries;

•	1,258,222 warrants lapsed due to their beneficiaries no longer being employed by the Company;

•	11,530 warrants have been exercised;

•	664,767 warrants have been cancelled following the exercise by Kreos Capital of its put option with regard to these warrants; and

•	160,000 warrants have not yet been granted, but can still be granted until February 19, 2018.

As a result, as of December 31, 2017, there were 14,534,956 warrants granted and outstanding, which represents approximately 4.71% of the total number of all our issued and outstanding voting financial instruments as of December 31, 2017.

The warrants issued on March 20, 2008, June 19, 2009, March 12, 2010, July 6, 2012, December 16, 2013, December 7, 2015, and February 20, 2017 have a term of ten years. The warrants issued on March 20, 2013 and

April 22, 2014 have a term of five years. Upon expiration of the ten or five year term, the warrants become null and void.

The table below gives an overview (as of December 31, 2017) of the 14,534,956 granted and outstanding warrants:

Issue date	Term	Number of warrants issued	Number of warrants granted	Exercise price (in euros)	Number of warrants no longer exercisable	Number of warrants granted and outstanding	Exercise periods vested warrants
March 20, 2008	From March 20, 2008 to March 19, 2018	400,000	400,000	4.05 for employees and 4.41 for other individuals (March 20, 2008 grant) 4.84 (June 27, 2008 grant) 3.45 for employees and 3.83 for other individuals (September 15, 2008 grant)	116,000	284,000	From May 1 to 31, and from November 1 to 30.

June 19, 2009	From June 19, 2009 to June 18, 2019	500,000	232,200	3.95	363,950	136,050	From May 1 to 31, and from November 1 to 30.

March 12, 2010	From March 12, 2010 to March 11, 2020	500,000	495,500	3.62 (March 12, 2010 grant) 1.65 for employees and 1.83 for other individuals (July 7, 2010 grant) 1.93 (August 24, 2010 grant)	249,500	250,500	From May 1 to 31, and from November 1 to 30.

July 6, 2012	From July 6, 2012 to July 5, 2022	4,000,000	4,000,000	1.00	664,950	3,335,050	From May 1 to 31, and from November 1 to 30.

March 20, 2013	From March 20, 2013 to March 19, 2018	777,000	433,000	1.00	363,717	413,283	From May 1 to 31, and from November 1 to 30.

December 16, 2013	From December 16, 2013 to December 15, 2023	1,806,000	1,806,000	0.46 for employees and 0.50 for other individuals	107,420	1,698,580	From May 1 to 31, and from November 1 to 30.

April 22, 2014	From April 22, 2014 to April 21, 2019	1,994,302	1,994,302	0.75	664,767	1,329,535	Any time

December 7, 2015	From December 7, 2015 to December 6, 2025	2,250,000	2,220,179	0.95 for employees and 0.97 for other individuals (December 7, 2015 grant) 0.95 (May 4, 2016 grant) 0.97 (June 2, 2016 and September 6, 2016 grants)	227,519	2,022,481	From May 1 to 31, and from November 1 to 30.

Issue date	Term	Number of warrants issued	Number of warrants granted	Exercise price (in euros)	Number of warrants no longer exercisable	Number of warrants granted and outstanding	Exercise periods vested warrants
February 20, 2017	From February 20, 2017 to February 19, 2027	5,505,477	5,345,477	0.70 for employees and 0.71 for other individuals (February 20, 2017 grant) 0.76 (May 9, 2017 grant) 0.91 (July 6, 2017 grant) 0.94 (November 16, 2017 grant) 0.95 (December 1, 2017 grant)	280,000	5,065,477	From May 1 to 31, and from November 1 to 30.
Total		17,732,779				14,534,956

TiGenix S.A.U. Equity-Based Incentive Plans

June 2017 EBIP

On June 15, 2017, TiGenix S.A.U.’s board of directors and shareholders’ meeting approved an EBIP for all employees of the TiGenix group (the “June 2017 EBIP”).

Pursuant to the June 2017 EBIP, TiGenix S.A.U. offered a total of 1,247,325 options on existing TiGenix shares (the “June 2017 EBIP Options”) to the employees of the TiGenix group. TiGenix S.A.U. held such options on existing TiGenix shares pursuant to a management agreement entered into between TiGenix S.A.U. and CX EBIP Agreement S.L. (“CEA”) in relation to earlier EBIPs (the “CEA Agreement”) and as a consequence of the expiration of options under one of such earlier EBIPs. The existing TiGenix shares were held by CEA.

Under the June 2017 EBIP, the beneficiaries of the plan could purchase a number of June 2017 EBIP Options from TiGenix S.A.U. at a purchase price of 0.433 euros per option. Subsequently, the beneficiaries could exercise the June 2017 EBIP Options for an exercise price of 0.0044 (rounded) euros per EBIP option. Each June 2017 EBIP Option entitles its beneficiary to one TiGenix share.

The June 2017 EBIP ended on December 31, 2017. As of December 31, 2017, beneficiaries of the plan exercised 802,386 June 2017 EBIP Options.

October 2017 EBIP

On October 6, 2017, TiGenix S.A.U.’s board of directors and shareholders’ meeting approved an EBIP for certain employees of the TiGenix group (the “October 2017 EBIP”).

Pursuant to the October 2017 EBIP, TiGenix S.A.U. offered a total of 445,664 options on existing TiGenix shares (the “October 2017 EBIP Options”) to certain employees of the TiGenix group. TiGenix S.A.U. held such options on existing TiGenix shares pursuant to the CEA Agreement and as a consequence of the expiration of options under one of such earlier EBIPs. The existing TiGenix shares were held by CEA.

Under the October 2017 EBIP, the beneficiaries of the plan could purchase a number of October 2017 EBIP Options from TiGenix S.A.U. at a purchase price of 0.45 euros per option. Subsequently, the beneficiaries could exercise the October 2017 EBIP Options for an exercise price of 0.0044 (rounded) euros per EBIP option. Each October 2017 EBIP Option entitles its beneficiary to one TiGenix share.

The October 2017 EBIP will end on June 30, 2018. As of December 31, 2017, beneficiaries of the plan exercised 425,661 June 2017 EBIP Options.

EBIP options outstanding as of December 31, 2017

As of December 31, 2017, 20,003 EBIP options were outstanding.

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

Corporate Governance Practices

Along with our articles of association, we adopted a corporate governance charter in accordance with the recommendations set out in the Belgian Corporate Governance Code issued on March 12, 2009 by the Belgian Corporate Governance Committee. Our corporate governance charter was last amended on May 9, 2017. The Belgian Corporate Governance Code is based on a “comply or explain” system: Belgian listed companies are expected to follow the Code, but can deviate from specific provisions and guidelines (though not the principles) provided they disclose the justification for such deviations.

Our board of directors complies with the Belgian Corporate Governance Code, but believes that certain deviations from its provisions are justified in view of our particular situation. These deviations include the following:

•	as we have only one executive director (the Chief Executive Officer) and there is no executive committee (directiecomité/comité de direction), in accordance with Article 524bis of the Belgian Company Code, we have not drafted specific terms of reference for the executive management, except for the terms of reference for the Chief Executive Officer (and for a Chief Business Officer, although at present we have not appointed a Chief Business Officer); and

•	only our independent directors receive a fixed remuneration in consideration of their membership of our board of directors and their attendance at the meetings of committees of which they are members. In principle, under the Belgian Corporate Governance Code, such directors should not receive any performance-related remuneration in their capacity as director. However, upon the advice of the nomination and remuneration committee, our board of directors is permitted to propose at the meeting of our shareholders a deviation from this principle if, in the board’s reasonable judgment, performance-related remuneration would be necessary to attract independent directors with the most relevant experience and expertise. On February 26, 2013, our shareholders’ meeting approved such a deviation proposed by the board of directors and authorized the grant of warrants to our independent directors.

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

On December 31, 2017, we had a total of 89 employees on a full-time equivalent basis. Approximately 70% of these employees were engaged in research and development activities, including clinical development and manufacturing, and the remainder were engaged in corporate functions, including finance, human resources, legal, information technology, business development, investor relations and intellectual property.

E. Share Ownership

See “Item 7.—Major Shareholders and Related Party Transactions”

Item 7. Major Shareholders and Related Party Transactions

A.       Major Shareholders

The following table sets forth information relating to beneficial ownership of our ordinary shares, based on the transparency notifications we received as of April 11, 2018, for each person who is known by us to hold beneficially 3% or more of our outstanding ordinary shares.

We had 274,287,190 ordinary shares outstanding as of December 31, 2017. For purposes of the table below, the percentage ownership calculations for beneficial ownership are based on 296,067,856 ordinary shares outstanding as of April 11, 2018.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days of April 11, 2018, including through the exercise of any warrant or EBIP option, have been included. Shares that can be acquired within 60 days of April 11, 2018, however, are not included in the computation of the percentage ownership of any other person.

Note that as a result of transactions that do not need to be disclosed to TiGenix, the numbers of shares and the percentages mentioned might not be the actual numbers of shares or the actual percentages held by the relevant shareholder at the date of this Annual Report. Any such disclosure, however, will be required each time the threshold of 3%, 5% or a multiple of 5% of the total number of outstanding voting rights is crossed (upwards or downwards).

	Ordinary shares beneficially owned
Name of beneficial owner	Number	Percentage
3% or greater shareholders(1)
Takeda Pharmaceutical Company Limited/Grifols, S.A.(2)	51,079,756	17.25%
Bank of America Corporation	33,395,662	11.28%
Sand Grove Capital Management LLP	32,503,039	10.98%
Melqart Asset Management LP	14,870,000	5.02%
Société Générale SA	14,558,251	4.92%

Notes:

(1)	Number of shares as disclosed in most recent Belgian transparency notifications.

(2)	As disclosed in their joint Belgian transparency notification dated January 9, 2018, Takeda and Grifols, S.A. are treated as “persons acting in concert” under Belgian law for purposes of disclosing their shareholdings in the Company. Takeda (through its affiliate Takeda Pharmaceuticals International AG) holds 11,651,778 shares. Grifols, S.A. (through its affiliates Gri-Cel, S.A. and Grifols Worldwide Operations Ltd) holds 39,427,978 shares. On January 5, 2018, Takeda entered into irrevocable undertakings with Gri-Cel S.A. and Grifols Worldwide Operations Ltd. pursuant to which these shareholders, subject to certain customary conditions, agreed to tender into, and not withdraw from, the Tender Offer all equity interests owned by them, within five business days from publication of the Prospectus. Those shares are included in the table above as beneficially owned by Takeda and Grifols, S.A. In addition, on January 4, 2018, Takeda entered into irrevocable undertakings with the members of the board of directors and the Chief Financial Officer of the Company pursuant to which, subject to certain terms and conditions, they agreed to tender into, and not withdraw from, the Tender Offer all equity interests owned by them (5,614,329 shares based on the Schedule 13D filed by Takeda with the SEC on January 12, 2018) within five business days from publication of the Prospectus. Those shares are not included in the table above.

Irrevocable Undertakings with Major Shareholders

On January 5, 2018, Takeda entered into irrevocable undertakings with two shareholders, Gri-Cel S.A. and its affiliate Grifols Worldwide Operations Ltd., holding 32,238,178 ordinary shares and 359,490 ADSs, respectively, pursuant to which these shareholders, subject to certain customary conditions, agreed to tender into, and not withdraw from, the Tender Offer all equity interests owned by them, within five business days from publication of the Prospectus.

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

Since January 1, 2012, there has not been, nor is there currently proposed, any material transaction or series of similar material transactions to which we were or are a party in which any of the members of our board of directors or executive management team, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than the compensation and shareholding arrangements we describe in “Item 6. Directors, Senior Management and “Employees” and in this Item 7.” and the transactions we describe below.

Transactions with Related Companies

Issuance of Convertible Bonds

On March 6, 2015, we issued 9% senior unsecured bonds due 2018 for 25.0 million euros in total principal amount (of which a total principal amount of 18.0 million euros was outstanding as of December 31, 2017, all of which have been converted as of the date of this Annual Report), convertible into our ordinary shares, all of which were subscribed to by an affiliate of Gri-Cel S.A., one of our principal shareholders. For more information about the terms of the convertible bonds, please see “Item 5. Operating and Financial Review and B. Liquidity and Capital Resources” elsewhere in this Annual Report.

Other

From time to time in the ordinary course of our business we may contract for services from companies in which certain of our executive officers or directors may serve as director or advisor. The cost of these services is negotiated on an arm’s length basis and none of these arrangements is material to us.

Item 8. Financial Information Financial Statements

See “Item 18—Financial Statements.”

Legal Proceedings

From time to time, we may be party to litigation that arises in the ordinary course of our business. As of the date of this Annual Report, we and our subsidiaries are not involved in any material litigation or legal proceedings, except as disclosed below:

Invalidation of U.S. Patent US6777231

On April 1, 2011, Cellerix (the predecessor entity of our subsidiary TiGenix S.A.U.) filed an inter partes re-examination request with the PTO regarding the patent US6777231, owned by the University of Pittsburgh. The PTO examiner issued a decision concluding that all ten originally issued claims and all eighteen newly submitted claims of the patent granted to the University of Pittsburgh were invalid. The University of Pittsburgh appealed the examiner’s decision to the PTAB. The PTAB issued its decision on July 31, 2017 affirming the examiner’s rejection of the newly submitted claims as indefinite and as anticipated by prior art. The PTAB’s decision affirming that all ten originally issued claims and all 18 newly submitted claims of the patent granted to the University of Pittsburgh were invalid on at least one ground became final and appealable on November 30, 2017. The deadline for filing a notice of appeal was January 30, 2018. TiGenix did not appeal and has not been served with a notice of appeal by the University of Pittsburgh. At this stage, we expect that the PTO examiner will issue a Notice of Intent to Issue an Inter Partes Reexamination Certificate that will indicate that all claims have been canceled and the re-examination prosecution is terminated.

If the re-examination is not successful as a result of an appeal by the University of Pittsburgh (which would be untimely served on TiGenix as of the date of this Annual Report), the Company may be required to obtain a license on unfavorable terms, or may not be able to obtain a license at all in order to commercialize its adipose-derived stem cell products in the United States. The Company would potentially be susceptible to patent infringement or litigation regarding patent infringement while commercializing its eASC products in the United States. The Company may, therefore, choose to delay the launch of its adipose-derived stem cell products in the U.S. market until the expiration of the patent US6777231 on March 10, 2020.

Dividend policy

We do not currently pay dividends, and we do not anticipate declaring or paying any dividends for the foreseeable future. In addition, the Offer and Support Agreement restricts our ability to pay any dividend prior to the completion of the Tender Offer.

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

Pursuant to Belgian law, the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our non-consolidated statutory financial accounts. In addition, under the Belgian Company Code, we may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of our net assets on the date of the closing of the last financial year according to our statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized costs of incorporation and expansion and the non-amortized costs for research and development, does not fall below the amount of the paid-up capital (or, if higher, the called capital), increased with the amount of non- distributable reserves. Finally, prior to distributing dividends, we must allocate at least 5% of our annual net profits (under our non-consolidated statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of our share capital.

For information regarding the Belgian withholding tax applicable to dividends and related U.S. reimbursement procedures, see “Item 10. Additional Information—E. Taxation—Belgian Taxation.”

Item 9. The Offering and Listing

A. Listing Details

Our ordinary shares began trading on Euronext Brussels in 2007. The current trading symbol on Euronext Brussels is “TIG.”

Our ADSs began trading on the Nasdaq Global Select Market on December 15, 2016 under the symbol “TIG.”

The following table lists the high and low sales prices on Euronext Brussels for our ordinary shares on a monthly basis for the last six full months, a quarterly basis for the last two full fiscal years and the subsequent period and an annual basis for the last five full fiscal years. Prices indicated below with respect to our ordinary share price include interdealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. All prices are quoted in euros and U.S. dollars using the Bloomberg Generic Price on the applicable trading date.

	Euros
Period	High	Low
Monthly
March 31, 2018	1.76	1.71
February 28, 2018	1.74	1.70
January 31, 2018	1.74	0.98
December 31, 2017	1.07	0.93
November 30, 2017	0.99	0.94
October 31, 2017	1.08	0.98
Quarterly
March 31, 2018	1.76	0.98
December 31, 2017	1.08	0.93
September 30, 2017	1.05	0.87
June 30, 2017	0.98	0.73
March 31, 2017	0.76	0.68
December 31, 2016	0.94	0.65
September 30, 2016	1.12	0.82
June 30, 2016	1.03	0.82
March 31, 2016	1.20	0.90
December 31, 2015	1.19	0.88
September 30, 2015	1.01	0.86
June 30, 2015	1.31	0.65
March 31, 2015	0.82	0.60
Yearly
December 31, 2017	1.08	0.69
December 31, 2016	1.20	0.65
December 31, 2015	1.28	0.52
December 31, 2014	1.03	0.48

The table below sets forth the reported high and low sales closing prices for our ADSs on the Nasdaq Global Select Market:

	Euros
Period	High	Low
Monthly
March 31, 2018	35.16	33.17
February 28, 2018	34.76	32.05
January 31, 2018	34.90	19.61
December 31, 2017	21.18	18.38
November 30, 2017	19.73	18.71
October 31, 2017	21.42	19.34
Quarterly
March 31, 2018	35.16	19.16
December 31, 2017	21.42	18.38
September 30, 2017	20.57	16.39
June 30, 2017	19.82	14.33
March 31, 2017	15.24	13.49
December 31, 2016 (beginning December 15)	15.50	11.70
Yearly

	Euros
Period	High	Low
December 31, 2017	21.42	13.49
December 31, 2016 (beginning December 15)	14.85	11.24

On April 13, 2018, the last reported sale price of our ordinary shares on Euronext Brussels was 1.76 euros per share, or $2.17 per share based on the rate of exchange on that day, and the last reported sale price of the ADSs on the Nasdaq Global Select Market was $43.05 per ADS.

If the Tender Offer is completed, and to the extent permitted by applicable law, Takeda may cause the Company to delist the Company’s ordinary shares from Euronext Brussels and to delist the ADSs from the Nasdaq Global Select Market.

B.	Plan of Distribution

Not applicable.

C.	Markets

See “Item 9. The Offering and Listing—A. Listing Details.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

A summary of our articles of association, which is similar in nature to the bylaws of a U.S. corporation, was included in our final prospectus that was filed with the SEC on December 14, 2016 (registration number 333-208693). We incorporate by reference into this Annual Report on Form 20-F the description of our articles of association contained therein. Since December 14, 2016, our articles of association have been last amended on February 6, 2018, to reflect the increased amount of our registered capital following the exercise of warrants.

C.	Material Contracts

Except as otherwise disclosed below and elsewhere in this Annual Report on Form 20-F (including the Licensing Agreement, the Manufacturing Agreement, the Mesoblast License and the manufacturing agreement with Lonza), we are not currently, and have not been in the last two years, party to any material contract, other than contracts entered into in the ordinary course of business. For a description of the Licensing Agreement, the Manufacturing Agreement, the Mesoblast License and the manufacturing agreement with Lonza, see “Item 4. Information on the Company—B. Business Overview—Partnerships, Licensing and Collaboration”

Offer and Purchase Agreement with Takeda

On January 5, 2018, Takeda announced its intention to launch the Tender Offer to purchase all of our issued and outstanding shares, warrants and ADSs. The Tender Offer will be made pursuant to the Offer and Purchase Agreement, dated as of January 5, 2018, between the Company and Takeda. See “Item 3. Key Information—Recent Developments—The Takeda Tender Offer.”

The Offer and Support Agreement includes certain representations, warranties and undertakings by both parties customary in transactions of a similar nature, including an obligation of the Company to conduct its business and operations in the ordinary course and consistent with past practices until the completion of the Tender Offer and cooperation by the parties in necessary regulatory filings and in completing the Tender Offer in the most expeditious way possible. The Company has agreed not to solicit or encourage any competing offers or proposals for such offers or other transactions competing with the Tender Offer, nor to facilitate or promote any such competing proposals, unless the Company’s board of directors has determined that, with respect to an unsolicited competing proposal, failure to take such measures would be inconsistent with the board of directors’ fiduciary duties. Completion of the Tender Offer is subject to the following conditions precedent, as U.S. antitrust clearance and the marketing authorization for Cx601 (under the tradename “Alofisel”) in the European Union have already been obtained: (i) the tender into the U.S. Offer and the Belgian Offer, in aggregate, of a number of shares, warrants and ADSs that, together with all shares, warrants and ADSs owned by Takeda and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding shares, warrants and ADSs on a fully diluted basis as of the end of the first acceptance period, and (ii) no material adverse effect occurring at any time after the date of the initial announcement (i.e. January 5, 2018).

A copy of the Offer and Support Agreement is filed as an exhibit to this Annual Report and is incorporated by reference herein.

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

U.S. Taxation

This section describes material U.S. federal income tax consequences to U.S. Holders (as defined below) of owning and disposing of our shares or ADSs. It applies to you only if you hold your shares or ADSs as capital assets for U.S. federal income tax purposes. This section does not describe all of the tax consequences that could be relevant to you in light of your particular circumstances, including any alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax on “net investment income,” or the tax consequences that may apply to you if you are a member of a class of holders subject to special rules, including the following:

•	a dealer in securities;

•	a real estate investment trust or regulated investment company;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization, an “individual retirement account” or a “Roth IRA”;

•	a bank or other financial institution, or life insurance company;

•	a person that actually or constructively owns 10% or more of our stock (including ADSs), by vote or value;

•	a person that holds shares or ADSs as part of a straddle or a hedging, integrated or conversion transaction;

•	a former citizen or long-term resident of the United States;

•	a person whose functional currency is not the U.S. dollar; or

•	a person holding our shares or ADSs in connection with a trade or business conducted outside the United States.

This section is based on the Code, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the Convention Between the Government of the United States of America and the Government of the Kingdom of Belgium for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion With Respect to Taxes on Income (for purposes of this section, together with the Protocol thereto, the “Treaty”). These laws are subject to differing interpretations or change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For purposes of this section, you are a “U.S. Holder” if for U.S. federal income tax purposes you are a beneficial owner of shares or ADSs, you are eligible for the benefits of the Treaty and you are one of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

Taxation of Distributions. Subject to the PFIC rules discussed below, the gross amount of any distribution we pay out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a dividend for U.S. federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits, if any, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain; however, since we do not maintain books and records in accordance with U.S. tax principles, a U.S. Holder will effectively be required to treat all amounts we distribute as dividends for U.S. federal income tax purposes. If you are a non-corporate U.S. Holder, dividends paid to you that constitute “qualified dividend income” may qualify for the preferential rates of taxation applicable to long-term capital gains provided that you hold such shares or ADSs for more than 60 days during the 121- day period beginning 60 days before the ex-dividend date and meet certain other requirements. In order for the dividends paid by us to be treated as qualified dividend income, we must either be eligible for the benefits of the Treaty, or such dividends must be paid with respect to securities which are readily tradable on an established securities market in the United States, such as the NASDAQ Global Select Market where our ADSs are listed. U.S. Holders should consult their own tax advisors as to the qualification of dividends paid by us as qualified dividend income.

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

Passive Foreign Investment Company Considerations. Based on the composition of our income and assets and the estimated market value of our assets, including goodwill, which is based, in part, on the trading price of our shares and ADSs for 2017, we believe that we were not a PFIC for U.S. federal income tax purposes for the 2017 taxable year, but this conclusion is a factual determination that is made annually and thus may be subject to change. Because PFIC status must be determined annually based on factual tests, our PFIC status for any taxable year will depend on the composition of our income and assets and our activities in those years—for example, the timing of receipt of, or entitlement to, certain royalty or milestone payments. Furthermore, because we hold a substantial amount of cash and cash equivalents, our PFIC status for any taxable year may depend on the value of our goodwill, which may be determined by reference to our market capitalization (which may be especially volatile given the nature of our business). Therefore, a decline in the value of our shares or ADSs could result in us being a PFIC. In general, we will be a PFIC for any taxable year in which either of the following is true:

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

If we are treated as a PFIC for any taxable year during which you own our ADSs or shares, and you are a U.S. Holder that does not make a mark-to- market election, as described below, you will be subject to special tax rules with respect to:

•	any gain you realize on the sale or other disposition (including, in certain circumstances, a pledge) of your shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions (including an exception for securities held in certain accounts maintained by U.S. financial institutions). U.S. holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of ADSs or shares.

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

Dividend Withholding Tax

For Belgian income tax purposes, a withholding tax of 30% is levied on the gross amount of dividends paid on or attributed to the ordinary shares represented by the ADSs, subject to such relief as may be available under applicable domestic or tax treaty provisions.

Dividends subject to the dividend withholding tax of 30% include all benefits attributed to the ordinary shares represented by the ADSs, irrespective of their form, as well as reimbursements of statutory share capital by us, except – partially and in certain circumstances – reimbursements of fiscal capital made in accordance with the Belgian Company Code. As of January 1, 2018, a reimbursement of statutory share capital is considered to be a) partially a reimbursement of statutory share capital, which will remain untaxed in Belgium, and b) a distribution of dividends allocated on the retained earnings and some incorporated untaxed reserves, as long as the company has such retained earnings and incorporated untaxed reserves. The dividend withholding tax of 30% is due (if no exemption applies) on the part of the reimbursement qualified as a distribution of dividends. This part will be determined based on a pro rata with the numerator as the total amount of the paid-up capital and share premiums (and other elements assimilated to paid-up capital) divided by the denominator including the total amount of the numerator plus the retained earnings (incorporated or not in the capital) and the incorporated untaxed reserves.

In case of a redemption by us of our own shares represented by ADSs, the redemption distribution (after deduction of a portion of fiscal capital represented by the redeemed shares) will be treated as a dividend subject to the withholding tax (at a rate of 30%), subject to such relief as may be available under applicable domestic or tax treaty provisions. No withholding tax will be triggered if this redemption is carried out on a stock exchange and meets certain conditions. In case of a liquidation of our Company, any amounts distributed in excess of the fiscal capital will also be treated as a dividend that will in principle be subject to a 30% withholding tax, subject to such relief as may be available under applicable domestic or tax treaty provisions.

For non-resident individuals and companies, the dividend withholding tax, if any, will be the only Belgian tax imposed on dividends paid with respect to the ADSs, unless the non-resident maintains a fixed base in Belgium or a Belgian permanent establishment to which the ADSs are effectively connected.

Belgian Dividend Withholding Tax Relief

Under the Belgium-United States Tax Treaty (for purposes of this section, the “Treaty”), under which we are entitled to benefit according to our Belgian tax residence, there is a reduced Belgian withholding tax rate of 15% on dividends paid by us to a U.S. resident who is the beneficial owner of the ADSs and is entitled to claim the benefits of the Treaty under the limitation of benefits article included in the Treaty (“Qualifying Holders”).

If such Qualifying Holder is a company that owns directly at least 10% of our voting stock, the Belgian withholding tax rate is further reduced to 5%. No withholding tax is applicable if the Qualifying Holder is either of the following:

•	a company that is a resident of the United States that has directly owned ADSs representing at least 10% of our capital for a twelve-month period ending on the date the dividend is declared; or

•	a pension fund that is a resident of the United States, provided that such dividends are not derived from the carrying on of a business by the pension fund or through an associated enterprise (as described below).

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

Belgian domestic law provides a withholding tax reduction or exemption on dividends to certain corporate shareholders provided they meet certain conditions (among others holding a 10% participation or ADSs with an acquisition value of at least EUR 2,500,000 for an uninterrupted period of at least one year). Belgian domestic law also provides a withholding tax exemption to pension funds subject to certain conditions.

As of January 1, 2018, a specific tax withholding exemption is introduced for dividends received by individuals up to a yearly amount of 416.50 euros (subject to annual indexation; for financial year 2018 the dividend exemption amounts to 640 euros). This exemption is in principle also applicable to Belgian non-tax residents, including U.S. residents. Private individuals Holders of ADSs could claim this exemption through a Belgian non-resident personal income tax return for the relevant period. This claim will have to be supported by supporting documents.

Holders should consult their own tax advisors as to whether they qualify for a reduction/exemption in withholding tax upon payment or attribution of dividends, and as to the procedural requirements for obtaining a reduced withholding tax or exemption upon the payment of dividends or for making claims for reimbursement.

Capital Gains and Losses

Pursuant to the Treaty, capital gains and/or losses realized by a Qualifying Holder from the sale, exchange or other disposition of ADSs are exempt from tax in Belgium.

Capital gains realized on ADSs by a corporate Holder who is not a Qualifying Holder are generally not subject to taxation in Belgium unless such Holder is acting through a Belgian permanent establishment or a fixed place in Belgium to which the ADSs are effectively connected.

As of January 1, 2018, the Belgian participation exemption regime on capital gains realized on shares (including ADSs) by a corporate Holder (that is not a Qualifying Holder) has been strengthened by the introduction of an additional condition. The additional condition introduces a minimum participation threshold similar to the thresholds for the dividend received deduction regime (i.e. holding a 10% participation or with an acquisition value of at least 2,500,000 euros) in addition to the other already existing conditions.

Capital losses are generally not tax deductible (subject to certain conditions).

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

Tax on securities accounts

The Law of February 7, 2018 introduces a “subscription” tax of 0.15% that applies to all private individuals , including non-residents of Belgium, holding Belgian securities accounts on which certain financial securities (including ADS) are held with an average value over a period of reference of 12 (twelve) months in excess of EUR 500,000. If the latter threshold is met, the tax will apply to the entire average value. The 12-month period starts on 1 October and lapses on 30 September of the following year. The tax will, in principle, be collected at source by the Belgian financial institution and will have to be reported in other exceptional cases. This Law entered into force on March 10, 2018 with a shortened first period of 9 months ending on September 30, 2018.

Estate and Gift Tax

There is no Belgian estate tax on the transfer of ADSs on the death of a person who is not a Belgian resident for tax purposes. Donations of ADSs made in Belgium may or may not be subject to gift tax depending on the modalities under which the donation is carried out.

Belgian Tax on Stock Exchange Transactions

A tax on stock exchange transactions is normally levied on the purchase and the sale and on any other acquisition and transfer for consideration of ADSs in Belgium through a professional intermediary established in Belgium on the secondary market, the so-called “secondary market transactions.” The tax is due from the transferor and the transferee separately. The applicable rate amounts to 0.35% of the consideration paid but with a cap of 1,600 euros per transaction per party.

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

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

A.	Disclosure controls and procedures

As of December 31, 2017, the Company, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

B.	Management’s annual report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. The Company’s internal control system is designed to provide reasonable assurance as to the reliability of financial reporting and the preparation of the published financial statements under generally accepted accounting principles.

 Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of controls and procedures, which may not prevent or detect misstatements.

 The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO” 2013 framework”) in Internal Control - Integrated Framework. Based on its assessment and those criteria, the Company’s management believes that at December 31, 2017, the Company’s internal control over financial reporting was effective based on those criteria.

C.	Attestation report of the registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm due to an exemption provided to emerging growth companies under the JOBS Act.

D.	Changes in internal control over financial reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16B. Code of Ethics

We have adopted a corporate governance charter based on the Belgian Code of Corporate Governance published by the Belgian Corporate Governance Committee. The Board of Directors has approved a Dealing Code on private investment transactions to prevent insider trading offenses and market abuse, particularly during the periods preceding the publication of results or information which could considerably influence the TiGenix share price. The Dealing Code establishes rules for all employees (directors, management and other employees) and contractors prohibiting dealing in the Company’s shares or other financial instruments of the Company during certain periods, including a designated period preceding the announcement of its financial results (closed periods). It also establishes rules to set limitations in transactions by certain persons, including employees. We are currently working on a more comprehensive code of ethics, which we expect to have in place before the end of 2018.

Item 16C. Principal Accountant Fees and Services

PricewaterhouseCoopers Auditores, S.L. (“PwC”) has served as our independent registered public accounting firm for 2017. Audit fees in 2017 amounted to 479,995 euros. Audit fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, comfort letters and assistance with and review of documents filed with the SEC.

There were tax fees paid to PwC during 2017 amounting to 85,000 euros. There were no audit-related fees or other fees paid during 2017.

BDO Bedrijfsrevisoren Burg. Ven. CVBA (“BDO”) served as our independent registered public accounting firm for 2016 and 2015. Audit fees in 2016 and 2015 amounted to 776,916 euros and 637,882 euros, respectively. Audit fees are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents, comfort letters and assistance with and review of documents filed with the SEC.

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

Item 16F. Change in Registrant’s Certifying Accountant

According to Article 132/1, paragraph 2 of the Belgian Company Code, the mandate of a statutory auditor can in principle not be renewed if it has reached the maximum term of nine years. As the mandate of BDO reached the maximum term, we organized a public tendering process. Following the outcome of the public tendering process, and in accordance with the recommendation and preference of the audit committee, which was followed by the board of directors, the board of directors proposed to the shareholders’ meeting to appoint PwC Bedrijfsrevisoren

BCVBA as statutory auditor of the Company for a term of three years. On June 1, 2017, the Company’s shareholders’ meeting resolved to appoint PwC Bedrijfsrevisoren BCVBA as the statutory auditor for the Company for the fiscal years ending December 31, 2017, 2018 and 2019 in replacement of BDO. Following the appointment of PwC Bedrijfsrevisoren BCVBA as statutory auditor, on October 24, 2017 we appointed PricewaterhouseCoopers Auditores, S.L. as our independent registered public accounting firm for the fiscal years ended December 31, 2017, 2018 and 2019. As a consequence, BDO was dismissed as the independent registered public accounting firm of the Company.

The report of BDO on the audit related to the consolidated financial statements of TiGenix for the fiscal year ended December 31, 2016 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

The report of BDO on the audit related to the consolidated financial statements of TiGenix for the fiscal year ended December 31, 2015 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles except that it contained an explanatory paragraph regarding TiGenix’s ability to continue as a going concern.

There was no disagreement relating to the fiscal years ended December 31, 2016 and 2015 with BDO on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of BDO would have caused them to make reference to the subject matter of the disagreement in connection with their report.

During the fiscal years ended December 31, 2016 and 2015 and the period from January 1, 2017 through October 24, 2017 there have been no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F).

During the two most recent fiscal years and any subsequent interim periods, we did not consult with PricewaterhouseCoopers Auditores, S.L. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that PricewaterhouseCoopers Auditores, S.L. concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16-F of Form 20-F, or a reportable event, as that term is defined in Item 16-F(a)(1)(v) of Form 20-F.

We have provided a copy of the above statements to BDO and requested that BDO furnishes us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated April 16, 2018 is filed as an exhibit to this Annual Report.

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

Even though our ADSs are listed on the Nasdaq Global Select Market, we intend to continue to follow Belgian corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Stock Market in respect of the following:

•	Quorum at Shareholder Meetings. Nasdaq Stock Market Listing Rule 5620(c) requires that for any meeting of shareholders, the quorum must be no less than 33 1/3% of the outstanding ordinary shares. There is no quorum requirement under Belgian law for our meetings of shareholders, except as provided for by law in relation to decisions regarding certain matters.

•	Code of Conduct. Nasdaq Stock Market Listing Rule 5610 requires listed companies to adopt a code of conduct applicable to all directors, officers and employees, which must be publicly available. There is no such requirement under Belgian law. We have adopted a number of internal corporate user policies for employees and management; however, we do not believe that these policies amount to a code of conduct satisfying the requirements of Rule 5610.

•	Audit Committee Charter. Nasdaq Stock Market Listing Rule 5605(c)(1) provides that a company must certify that it has adopted a formal written audit committee charter and that the audit committee will review and reassess the adequacy of the formal written charter on an annual basis. There is no corresponding requirement under Belgian law. We have adopted a corporate governance charter that includes a chapter on the regulation of the audit committee; however, the audit committee does not review the charter annually and, therefore, we do believe that we satisfy the requirements of Rule 5605(c)(1).

•	Compensation Committee Charter. Nasdaq Stock Market Listing Rule 5605(d)(1) provides that a company must certify that it has adopted a formal written compensation committee charter and that the compensation committee will review and reassess the adequacy of the formal written charter on an annual basis. There is no corresponding requirement under Belgian law. Our corporate governance charter includes a chapter on the regulation of our nomination and remuneration committee; however, the committee does not review the charter annually and, therefore, we do not believe that we satisfy the requirements of Rule 5605(d)(1).

•	Executive Sessions. Nasdaq Stock Market Listing Rule 5605(b)(2) requires companies to have regularly scheduled meetings at which only independent directors of the company are present. There is no corresponding requirement under Belgian law. Our corporate governance charter requires our non-executive directors to meet without the presence of any executive directors at least once a year; however, these meetings do not exclude our other non-independent directors and, therefore, we do not believe that we satisfy the requirements of Rule 5605(b)(2).

•	Solicitation of Proxies. Nasdaq Stock Market Listing Rule 5620(b) mandates that a company, which is not a limited partnership, shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq. In compliance with Belgian corporate law, we provide proxy forms for all meetings of shareholders on our website 30 or 17 days in advance of the meetings; the convening notice provides information on how shareholders can vote and where they can find the proxy form. These proxy forms are for shareholders and not for holders of ADSs. The voting rights of the holders of the ADSs will be governed by the terms of the deposit agreement, pursuant to which holders of ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs as long as we request the depositary to ask for their instructions. Otherwise, holders of ADSs could exercise their right to vote by withdrawing ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with Belgian corporate law and our articles of association. However, holders of ADSs may not know about a meeting far enough in advance to withdraw the ordinary shares.

•	Shareholder Approval. Under Nasdaq Stock Market Listing Rule 5635, a company requires shareholder approval prior to an issuance of securities in connection with any of the following: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) a private placement. We follow Belgian law with respect to the issuance of securities, which has different rules with respect to shareholder approval. Changes to our share capital are in principle decided by our shareholders. However, our meeting of shareholders may authorize our board of directors, within certain limits, to increase our share capital without any further approval of our shareholders, including for purposes of acquiring the shares or assets of other companies or for issuing shares, options or warrants to certain persons, including non-employees. This authorization can only be granted for a renewable period of a maximum of five years and may not exceed the amount of the registered share capital at the time of the authorization. Additionally, the Belgian Company Code includes specific provisions requiring shareholder approval for certain change of control situations

Part III

Item 17. Financial Statements

We have elected to include financial statements pursuant to Item 18.

Item 18. Financial Statements

Our annual financial statements are included at the end of this Annual Report.

Item 19. Exhibits

(a) The following documents are filed as part of this Annual Report:

Exhibit No.	Exhibit
1.1*	Articles of Association of TiGenix, as amended and currently in effect (English translation)

2.1	Form of Deposit Agreement (incorporated by reference to exhibit (A) of the Amendment No. 1 to the Registration Statement on Form F-6 (333-208703) filed with the SEC on December 5, 2016)

2.2	Form of American Depositary Receipt (included in Exhibit 2.1)

4.1†	Distribution Agreement dated April 2, 2014 between TiGenix and Swedish Orphan Biovitrium AB as restated on April 23 and on May 28, 2014 (incorporated by reference to exhibit 10.1 of the Amendment No. 3 to the TiGenix Registration Statement on Form F- 1 (333-208693) filed with the SEC on July 6, 2016)

4.2†	Loan Facility Agreement dated December 20, 2013 between TiGenix and Kreos Capital IV (UK) Limited (incorporated by reference to exhibit 10.2 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.3†	Share Purchase Agreement dated January 23, 2014 between TiGenix and PharmaCell B.V. (incorporated by reference to exhibit 10.3 of the Amendment No. 3 to the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on July 6, 2016)

4.4	Warrants Plan 2012 (English translation) (incorporated by reference to exhibit 10.4 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.5	Warrants Plan 2013 (English translation) (incorporated by reference to exhibit 10.5 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.6	Second Warrants Plan 2013 (English translation) (incorporated by reference to exhibit 10.6 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.7	Kreos Warrants Plan (English translation) (incorporated by reference to exhibit 10.7 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.8†	Agreement for the Manufacturing of ChondroCelect between TiGenix NV, TiGenix B.V. and PharmaCell B.V. dated May 30, 2014 (incorporated by reference to exhibit 10.8 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.9	Assignment of Exploitation Rights dated November 3, 2014 between Cellerix, S.L. and the Universidad Autonóma de Madrid (English translation (incorporated by reference to exhibit

Exhibit No.	Exhibit
10.9 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.10	Amendment to the Agreement for the Assignment of Rights to Exploit IP between the Universidad Autonóma De Madrid and Cellerix, S.L., of November 3, 2004 (English translation) (incorporated by reference to exhibit 10.10 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.11	Agreement for the Joint Ownership and Licensing of Exploitation Rights dated June 1, 2009 between Cellerix S.A. and the Consejo Superior de Investigaciones Científicas (incorporated by reference to exhibit 10.11 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.12	Agreement for the Joint Ownership and Licensing of Exploitation Rights dated January 17, 2011 between Cellerix S.A., the Consejo Superior de Investigaciones Científicas and the University of Seville (incorporated by reference to exhibit 10.12 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.13	Lease Agreement for Offices and Parking Spaces in Calle Marconi 1, Tres Cantos (Madrid) dated July 1, 2013 between TiGenix SAU and Mr. José Luis Gómez Ruiz and Mr. Álvaro García De La Rasilla Gortázar (English translation) (incorporated by reference to exhibit 10.13 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.14	English summary of Loan Agreement between TiGenix SAU and Madrid Network dated September 30, 2011(incorporated by reference to exhibit 10.14 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.15	English summary of Loan Agreement between TiGenix SAU and Madrid Network dated July 30, 2013 (incorporated by reference to exhibit 10.15 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.16	Terms and conditions of the senior unsecured convertible bonds due 2018 dated June 25, 2015 (incorporated by reference to exhibit 10.16 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.17	Trust Deed dated March 6, 2015 between TiGenix, TiGenix S.A.U. and BNP Paribas Trust Corporation UK Limited constituting 25 million euros in 9% senior unsecured convertible bonds due 2018 guaranteed by TiGenix S.A.U. convertible into fully paid ordinary shares in the issuer (incorporated by reference to exhibit 10.17 of the TiGenix Registration Statement on Form F-1 (333- 208693) filed with the SEC on December 22, 2015)

4.18†	Contribution agreement regarding the contribution of shares in, and the contribution and the transfer and assignment of receivables on, Coretherapix S.L. between Genetrix S.L. and TiGenix NV dated July 29, 2015 (incorporated by reference to exhibit 10.18 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.19	English summary of Service Agreement between Science to Business Technology Park and Coretherapix dated October 30, 2014 (Lease agreement) (incorporated by reference to exhibit 10.19 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

4.20	Manufacturing Services Agreement between TiGenix S.A.U. and Lonza Walkersville, Inc. dated February 9, 2015 (Lease agreement) (incorporated by reference to exhibit 10.20 of the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on December 22, 2015)

Exhibit No.	Exhibit
4.21	Warrants Plan 2015 (English translation) (incorporated by reference to exhibit 10.21 of the Amendment No. 1 to the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on February 3, 2016)

4.22	License Agreement between TiGenix S.A.U. and Takeda Pharmaceuticals International AG dated July 4, 2016 (incorporated by reference to exhibit 10.22 of the Amendment No. 3 to the TiGenix Registration Statement on Form F-1 (333-208693) filed with the SEC on July 6, 2016)

4.23*	Offer and Support Agreement between TiGenix S.A.U. and Takeda Pharmaceuticals International AG dated January 5, 2018

4.24*†	Patent License and Settlement Agreement between Mesoblast Inc., Mesoblast International Sàrl and TiGenix S.A.U. dated December 14, 2017

4.25*	Warrants Plan 2017 (English translation)

8.1*	List of subsidiaries

12.1*	Certification of Eduardo Bravo pursuant to 17 CFR 240.13a-14(a)

12.2*	Certification of Claudia D’Augusta pursuant to 17 CFR 240.13a-14(a)

13.1*	Certification of Eduardo Bravo pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

13.2*	Certification of Claudia D’Augusta pursuant to 17 CFR 240.13a-14(b) and 18 U.S.C.1350

16.1*	Letter of BDO Bedrijfsrevisoren Burg. CVBA dated April 16, 2018 regarding change in the Company’s independent registered public accounting firm

*	Submitted herewith.

†	Confidential treatment has been sought with respect to portions of the exhibit, which has been separately submitted to the SEC.

Signatures

The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Madrid, Spain on April 16, 2018.

TIGENIX

By:	/s/ Eduardo Bravo
	Name:	Eduardo Bravo
	Title:	Chief Executive Officer

By:	/s/ Claudia D’Augusta
	Name:	Claudia D’Augusta
	Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Tigenix NV:

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of TiGenix NV and its subsidiaries as of December 31, 2017, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of their operations and their cash flows for the year in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has incurred losses and negative cash flows from operations for the year in the period ended December 31, 2017, and, since its inception except for the year in the period ended December 31, 2016, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Auditores, S.L.

Madrid, Spain

April 16, 2018

We have served as the Company's auditor since 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

TiGenix NV

Leuven, Belgium

We have audited the accompanying consolidated statements of financial position of TiGenix NV as of December 31, 2016 and 2015 and the related consolidated income statements and statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TiGenix NV at December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Zaventem, Belgium

April 6, 2017

/s/ Veerle Catry

BDO Bedrijfsrevisoren Burg. Ven. CVBA

Auditor

Represented by Veerle Catry

TiGenix NV

(Public limited liability company under Belgian law with registered office at Romeinse straat 12 box 2, 3001 Leuven, Belgium and registered with the register of legal entities (rechtspersonenregister – RPR) (Leuven) under enterprise number 0471.340.123)

1.	consolidated financial statements

1.1.	Consolidated income statements

		Years ended December 31,
Thousands of euros except per share data	Notes	2017	2016	2015

Revenues and other operating income
Royalties	6	—	395	537
License revenues	6	—	25,000	—
Grants and other operating income	6	906	1,395	1,703
Total revenues and other operating income		906	26,790	2,240
Research and development expenses	7	(44,213)	(21,454)	(19,633)
General and administrative expenses	7	(9,873)	(8,363)	(6,683)
Total operating expenses		(54,086)	(29,817)	(26,316)
Operating Loss		(53,180)	(3,027)	(24,076)
Financial income	8	218	156	148
Interest on borrowings and other finance costs	8	(7,067)	(7,288)	(6,651)
Fair value gains	8	—	11,593	—
Fair value losses	8	(14,623)	—	(6,654)
Impairment and gains/(losses) on disposal of financial instruments	8	—	—	(161)
Foreign exchange differences, net	8	(60)	232	1,000
Profit (Loss) before taxes		(74,712)	1,666	(36,394)
Income tax	9	(114)	2,136	1,325
Profit (Loss) for the year		(74,826)	3,802	(35,069)
Basic income (loss) per share (euro)	10	(0.28)	0.02	(0.21)
Diluted income (loss) per share (euro)	10	(0.28)	0.02	(0.21)

The accompanying notes form an integral part of these consolidated financial statements.

1.2.	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years ended December 31,
Thousands of euros	2017	2016	2015
Profit (Loss) for the year	(74,826)	3,802	(35,069)
Items of other comprehensive income that may be reclassified subsequently to the income statement
Currency translation differences	—	(327)	(1,006)
Other comprehensive Income (Loss)	—	(327)	(1,006)
Total comprehensive Income (Loss)	(74,826)	3,475	(36,075)
Attributable to equity holders of TiGenix	(74,826)	3,475	(36,075)

The accompanying notes form an integral part of these consolidated financial statements.

1.3.	Consolidated statements of financial position

		As at December 31,
Thousands of euros	Notes	2017	2016	2015
ASSETS
Intangible assets	11	36,160	46,584	48,993
Property, plant and equipment	12	4,463	1,642	484
Other non-current assets	13	1,801	3,855	4,764
Non-current assets		42,424	52,081	54,241
Inventories	14	1,413	244	365
Trade and other receivables	15	1,299	2,737	3,033
Current tax assets	9	2,226	1,588	1,147
Other current financial assets	16	473	1,582	2,403
Cash and cash equivalents		34,063	77,969	17,982
Current assets		39,474	84,120	24,930

TOTAL ASSETS		81,898	136,201	79,171

EQUITY AND LIABILITIES
Share capital	17	27,429	25,996	17,730
Share premium	17	177,542	166,630	112,750
Share to be issued		1,396	—	—
Accumulated deficit		(189,850)	(116,201)	(120,002)
Other reserves		4,853	3,254	2,667
Equity attributable to equity holders		21,370	79,679	13,145
Total equity		21,370	79,679	13,145
Financial loans and other payables	18	5,056	29,084	40,084
Deferred tax liability	19	—	—	24
Other non-current liabilities – Contingent consideration	20	—	7,311	12,029
Non-current liabilities		5,056	36,395	52,137
Current portion of financial loans	18	20,354	5,412	4,611
Other financial liabilities	18	16,341	350	985
Trade and other payables	21	4,357	5,147	3,349
Other current liabilities	22	14,420	3,671	4,944
Other current liabilities – Contingent consideration	20	—	5,547	—
Current liabilities		55,472	20,127	13,889

TOTAL EQUITY AND LIABILITIES		81,898	136,201	79,171

The accompanying notes form an integral part of these consolidated financial statements.

1.4.	Consolidated STATEMENTS OF cash flowS

		Years ended December 31,
Thousands of euros	Notes	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Operating loss		(53,180)	(3,027)	(24,076)

Adjustments for:
Depreciation, amortisation		3,555	3,201	3,272
Share-based compensation	17	2,238	914	149
Impairment of intangible assets	11	18,493	—	1,121
Grant income	6	(589)	(725)	(855)
Deferred revenue		884	—	—
Contingent consideration	20	(7,858)	829	—
Other		(13)	89	62
		(36,470)	1,281	(20,327)
Movements in working capital:
Decrease / (increase) in inventories		(1,169)	120	(263)
Decrease / (increase) in trade and other receivables		2,277	498	(852)
(Decrease) / increase in trade and other payables		(1,201)	1,798	996
Decrease in other financial assets		39	—	—
Increase/(decrease) in other current liabilities		4,716	(1,299)	872

Cash (used in)/provided by operations		(31,808)	2,400	(19,574)
Income taxes received		1,556	1,147	—

Net cash (used in) / provided by operating activities		(30,252)	3,548	(19,574)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment		(3,165)	(1,499)	(33)
Acquisition of intangible assets		(5,824)	(631)	(587)
Proceeds from disposal of property, plant and equipment		—	32	—
(Increase)/decrease of other non-current assets		—	1,787	(1,090)
(Increase)/decrease of other current financial assets		1,142	821	(1,570)
Acquisition of subsidiaries, net of cash acquired	4	—	—	(1,154)
Net cash (used in) / provided by investing activities		(7,847)	510	(4,434)
CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from issuance of equity instruments of the Company	17	997	67,862	8,658
Issuance costs equity increase	17	(268)	(5,716)	(441)
Net proceeds from financial loans		621	948	—
Repayments of financial loans		(4,525)	(3,833)	(2,729)
Transaction with own shares		394	—	—
Repayments of other financial liabilities		—	—	(163)
Proceeds from government grants		—	138	1,532
Proceeds from issuance of convertible notes	18	—	—	25,000
Issuance costs convertible notes	18	—	—	(1,127)
Interests paid		(3,026)	(3,470)	(2,207)
Net cash (used in) provided by financing activities		(5,807)	55,929	28,523
Net increase/(decrease) in cash and cash equivalents		(43,906)	59,987	4,515
Cash and cash equivalents at beginning of the year		77,969	17,982	13,471
Effect of currency translation on cash and cash equivalents		—	—	(4)
Cash and cash equivalents at end of year		34,063	77,969	17,982

The accompanying notes form an integral part of these consolidated financial statements.

1.5.	Consolidated statementS of changes in equity

						Other reserves
Thousands of euros except share data	Numbers of shares	Share capital	Share premium	Shares to be issued	Accumulated deficits	Equity-settled employee benefits reserve	Translation reserves	Total Equity
At January 1, 2015	160,476,620	16,048	100,118	—	(87,041)	6,744	(1,110)	34,757
Loss for the year	—	—	—	—	(35,069)	—	—	(35,069)
Other comprehensive loss	—	—	—	—	—	—	(1,006)	(1,006)
Total comprehensive loss	—	—	—	—	(35,069)	—	(1,006)	(36,075)
Issuance of shares	16,827,967	1,682	13,073	—	—	—	—	14,755
Transaction costs	—	—	(441)	—	—	—	—	(441)
Share-based compensation	—	—	—	—	2,108	(1,959)	—	149
Other	—	—	—	—	—	(1)	1	—
At December 31, 2015	177,304,587	17,730	112,750	—	(120,002)	4,784	(2,117)	13,145
Profit for the year	—	—	—	—	3,801	—	—	3,801
Other comprehensive loss (Note17.3)	—	—	—	—	—	—	(327)	(327)
Total comprehensive income	—	—	—	—	3,801	—	(327)	3,474
Issuance of shares (Note 17.1)	82,651,778	8,265	59,596	—	—	—	—	67,861
Transaction costs (Note 17.1)	—	—	(5,716)	—	—	—	—	(5,716)
Share-based compensation (Notes 17.2, 23)	—	—	—	—	—	914	—	914
At December 31, 2016	259,956,365	25,996	166,630	—	(116,201)	5,698	(2,444)	79,679
Profit for the year	—	—	—	—	(74,826)	—	—	(74,826)
Total comprehensive income	—	—	—	—	(74,826)	—	—	(74,826)
Issuance of shares (Note 17.1)	14,330,825	1,433	11,180	—	—	—	—	12,613
Transaction costs (Note 17.1)	—	—	(268)	—	—	—	—	(268)
Transaction with own shares (Note 23)	—	—	—	—	1,177	—	—	1,177
Share-based compensation (Notes 17.2, 23)	—	—	—	—	—	1,599	—	1,599
Shares pending to be issued (Note 23)	—	—	—	1,396	—	—	—	1,396
At December 31, 2017	274,287,190	27,429	177,542	1,396	(189,850)	7,297	(2,444)	21,370

The accompanying notes form an integral part of these consolidated financial statements.

1.6.	NOTES TO THE CONSOLIDATED Financial STATEMENTS

1. General information

TiGenix NV, the parent company, (hereafter “TiGenix”, the “Company”, the “Group”, “we” or “us”) is a limited liability company incorporated and domiciled in Belgium. The registered office is located at Romeinse straat 12, bus 2, 3001 Leuven, Belgium. These consolidated financial statements of the Company with respect to the financial years ended December 31, 2015, December 31, 2016 and December 31, 2017 comprise the financial statements of TiGenix NV (Belgium legal entity) and its subsidiaries TiGenix SAU. (Spanish legal entity), Coretherapix, SLU (Spanish legal entity), TiGenix Inc. (United States legal entity) and TiGenix US, Inc. (United States legal entity).

TiGenix is a leading European cell therapy company with an advanced clinical stage pipeline of adult stem cell programs. The stem cell programs are based on proprietary validated platforms of allogeneic expanded stem cells targeting autoimmune, inflammatory and heart diseases. Built on solid pre-clinical and CMC packages, they are being developed in close consultation with the European Medicines Agency.

As a result of this activity, the Group has developed different products which are in different stages of approval and/or potential sale.

TiGenix’s most advanced product is Cx601 which received positive Committee for Medicinal Products for Human Use (“CHMP”) opinion in Europe on December 14, 2017, based on the data from a European Phase III clinical trial (ADMIRE-CD), which was completed in August 2015. Cx601 has been developed to treat complex perianal fistulas in patients with Crohn’s disease.

TiGenix US Inc. is fully participated by TiGenix SAU and was incorporated in May 2017 in the state of Delaware, with the strategic goal of filing and commercializing TiGenix’s lead product, Cx601, for the treatment of complex perianal fistulas in Crohn’s disease patients in the United States.

On July 4, 2016, TiGenix entered into a licensing agreement with Takeda, a public limited liability pharmaceutical company incorporated under the laws of Japan (“Takeda”) leader in gastroenterology, whereby Takeda acquired an exclusive right to commercialize Cx601 for complex perianal fistulas in Crohn’s patients outside of the U.S.

On January 5, 2018 Takeda, announced its intention to launch a potential voluntary and conditional public tender offer to purchase up to 100% of the issued and outstanding shares of the Company. (See note 27)

Another developed product is Cx611 which has successfully concluded a Phase IIa trial in rheumatoid arthritis, and is now in development for a Phase Ib/IIa study in severe sepsis secondary to severe community-acquired pneumonia.

Effective as of July 31, 2015, TiGenix acquired Coretherapix, SLU (“Coretherapix”), whose lead cellular product, AlloCSC-01, is currently in a Phase II clinical trial in acute myocardial infarction (AMI). With Cx601 now having received a positive regulatory opinion in Europe, TiGenix reviewed its pipeline priorities beyond the continued commitment to the development of Cx601 for the US market and Cx611 for sepsis. The Company is of the opinion that Cx601 has great potential in other indications and that it will deliver greater shareholder value by directing its resources to targeted trials in those areas. Given the focus on Cx601 and the allogeneic adipose-derived stem cell technology, TiGenix will not dedicate investing efforts to R&D of its allogeneic cardiac stem cell technology.

ChondroCelect®, for cartilage repair in the knee, was the first cell-based product approved in Europe. Due to the regulatory environment TiGenix withdrew the marketing authorization for ChondroCelect on

July 2016 and came to an agreement with Sobi, Finnish Red Cross and Pharmacell for the early termination of their existing commercial relationships.

The consolidated financial statements of the Group for the years ended December 31, 2017, 2016 and 2015 were approved and authorised for issue on April 11, 2018 in accordance with a resolution of the Company’s board of directors (“BoD”) on April 11, 2018.

2. Summary of significant accounting policies

Basis of preparation

The Group’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

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

The Group has experienced net losses and significant cash outflows from cash used in operating activities since its inception except for year 2016, and as at December 31, 2017 had an accumulated deficit of 189.8 million euros (2016: 116.2 million euros; 2015: 120.0 million euros), a loss for the year of 74.8 million euros (2016: income of 3.8 million euros; 2015: loss of 35.1 million euros) and net cash used in operating activities of 30.3 million euros (2016: net cash provided: 3.5 million euros; 2015: net cash used in: 19.6 million euros).

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2017, we had cash and cash equivalents of 34.1 million euros. In addition, after receiving marketing authorization from the European Commission for Cx061 on March 23, 2018, TiGenix expects to receive 15 million euros from Takeda as a milestone payment under its licensing agreement with Takeda during the second quarter of 2018. Our board of directors is of the opinion that this cash position is sufficient to continue operating through the next 12 months, but we will require significant additional cash resources to launch new development phases of existing projects in our pipeline.

In order to be able to launch such new development phases, we intend to obtain on a timely basis either additional non-dilutive funding, such as from establishing commercial relationships, dilutive funding or both. On the last quarter of the 2017, we started negotiations with the European Investment Bank in order to obtain a 25 million euros loan from its program “InnovFin” (loans to innovative business with fewer than 3,000 employees to support the growth and investments in research and innovation).

A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Group’s cost structure.

On January 19, 2018, the Company issued 20,037,848 new shares resulting from the conversion of 18 million of senior unsecured convertible bonds of TiGenix NV due on March 6, 2018.

On November 6, 2017, TiGenix announced the partial conversion of its senior, unsecured convertible bonds. Through this converstion, the total convertible debt was reduced from EUR 25 million to EUR 18 million. (See note 18 for further information on our convertible bonds).

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

New and amended standards and interpretations

The Group applied for the first time certain amendments to the standards, which are effective for annual periods beginning on or after January 1, 2017. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

The nature and the impact of each amendment is described below:

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosure of changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The Group has provided the information for both the current and the comparative period in note 5. (See the reconciliation of the net cash flow to the movement in net debt in note 18)

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealised Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of deductible temporary difference related to unrealized losses. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Their application has no effect on the Group’s financial position and performance as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

Standards issued but not yet effective

The standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

Standard	Brief explanation of the requirement
Amendments to IFRS 2 - Classification and measurement of share-based payment transactions

The amendment affects the classification and quantification of share-based payments in three areas:

• Accounting for cash-settled share-based payment transactions that include a performance condition,

• The classification of share-based payments settled net of tax withholdings, and

• Accounting in case of modification of share-based payment transactions from cash-settled to equity-settled.

Interpretation IFRIC 22, Foreign Currency Transactions and Advance Consideration	This interpretation deals with the accounting record of advance consideration provided in a currency other than the functional currency for the purchase of goods and how the differences in exchange for such advance compensation should be recognised.
Improvements to IFRS, 2015-2017 cycle	It includes changes to IAS 12 (Income Taxes), IAS 23 (Borrowing Costs) and IAS 28 (Investments in Associates and Joint Ventures).
Interpretation IFRIC 23, Uncertainty over Income Tax Treatments	This Interpretation clarifies how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty over income tax treatments.

Based on the analyses carried out to date, the Group initially has concluded that the application of these standards and amendments will not have a significant impact on the consolidated financial statements in the initial period of application. However, for the most relevant standards (IFRS 9, 15 and 16) the Group has carried out the analyses shown below:

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

The Group plans to adopt the new standard on the required effective date and will not restate comparative information. During 2017, the Group has performed a detailed impact assessment of all three aspects of IFRS 9.

This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9. Overall, the Group expects no significant impact on its statement of financial position and equity.

(a) Classification and measurement

The Group does not expect a significant impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9.

Loans as well as trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analysed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortised cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

(b) Impairment

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables. The Group does not expect any impact on applying the new estimation considering the characteristics of its receivables.

•	IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. Early adoption is permitted. The Group plans to adopt the new standard on the required effective date using the modified retrospective method. During 2016, the Group performed a preliminary assessment of IFRS 15, which was continued with a more detailed analysis completed in 2017.

The Group is in the business of the development of cell therapy programs with an advanced clinical stage pipeline of adult stem cell programs. The stem cell programs are based on proprietary validated platforms of allogeneic expanded stem cells targeting autoimmune, inflammatory and heart diseases. Built on solid pre-clinical and CMC packages, they are being developed in close consultation with the European Medicines Agency.

As a consequence of this activity, the Group licenses its intellectual property. The license is a right of use license. Below is a summary of the Company’s preliminary assessment of IFRS 15 and the potential impact(s) to the Company’s financial statements upon implementation:

(a)	Licenses sales

In the license of its intellectual property, TiGenix identifes and separates the different performance obligations embedded in the contract.

As of December 31, 2017, the Company has one licensing agreement. The license is a right of use license. This licensing agreement, in addition to the right of use of the license, includes some other performance obligations which has not been satisfied at December 31, 2017 because they are dependent on the approval of the use of the license in the European Union.

The performance obligations identified in the agreement are the following:

-	License of the product which permits to sell the product using the “TiGenix” trademark in the relevant territory. The Company is transferring the ownership (risks and rewards) of the license and Takeda can benefit from that license by itself from the signature date.

-	Obtaining the marketing authorization for Cx601.

-	Transfer of knowledge.

-	Manufacturing of the product during a certain period of time.

(b) Variable consideration

The Group recognises revenue from the sale of goods measured at the fair value of the consideration received or receivable. If revenue cannot be reliably measured, the Group defers revenue recognition until the uncertainty is resolved. Such provisions give rise to variable consideration under IFRS 15, and will be required to be estimated at contract inception and updated thereafter. However, IFRS 15 requires the estimated variable consideration to be constrained to prevent over-recognition of revenue.

The right of use license discussed above involves a future potential milestone payment to be collected when marketing authorization occurs. Under IAS 18, the Group did not recognize as revenue these milestone payments, as the collection was not guaranteed. Under the new standard, future contingent consideration is treated as variable. This variable consideration, under the new standard, needs to be estimated although only to the extent that it is highly probable that a significant reversal will not occur. Considering the amount of the milestone that was conditioned upon obtaining marketing approval and considering that collection depends on facts and circumstances that are out the entity’s control, these milestone payments should not be recognized as revenue until the marketing authorization occurs (the relevant marketing authorization was obtained on March 23, 2018). At this point it is highly probable that a significant reversal will not occur.

In the contract, there are some other rights of future revenue in the form of royalties on future sales. A sales-based royalty is recognized at the later of the subsequent sales or the performance obligation to which the royalties relate has been satisfied, which does not differ from current accounting treatment.

(c) Presentation and disclosure requirements

The presentation and disclosure requirements under IFRS 15 are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the Group’s financial statements.

Many of the disclosure requirements in IFRS 15 are new and the Group has assessed that the impact of some of these disclosures requirements will be significant. In particular, the Group expects that the notes to the financial statements will be expanded because of the disclosure of significant judgements made: when determining the transaction price of those contracts that include variable consideration, how the transaction price has been allocated to the performance obligations, and the assumptions made to estimate the stand-alone selling prices of each performance obligation. In addition, as required by IFRS 15, the Group will disaggregate revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

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

At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after 1 January 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

IFRS 16 ‘Leases’ was issued in January 2016 and will be implemented by the Group from 1 January 2019. The Standard will replace IAS 17 ‘Leases’ and will require lease liabilities and ‘right of use’ assets to be recognised on the balance sheet for almost all leases. This is expected to result in a significant increase in both assets and liabilities recognised. The costs of operating leases currently included within operating costs will be split and the financing element of the charge will be reported within finance expense. Finance lease obligations at December 31, 2017 are set out in Note 26.

The Group is still assessing the potential impact of IFRS 16.

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

Changes in Accounting estimates and judgements

Prior to 2017, it was intended for TiGenix Inc to carry out the business activities related to Cx601 in the United States. As such, management concluded that the entity would be able to settle the intercompany loan in the foreseeable future. However, after a detailed analysis of the market and the strategy, management and the BoD decided to create a new US entity (TiGenix US, Inc.) for these activities and not use the historical entity TiGenix Inc. Therefore, management concluded that the intercompany loan would not be repaid.

Prior to 2017, the exchange differences associated with this loan were recognized in the consolidated income statement, as it was expected for the loan to be repaid.

However, during 2017 it was determined that the loan will not be repaid/settled. Therefore, the foreign exchange and conversion differences are now recognized in other comprehensive income.

The foreign exchange differences associated to this loan recognized during the year ended December 31, 2017, amounting to Euros 1,331 thousand have been recorded in other comprehensive income.

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

Segment information

The Group’s activities are carried out through one segment: biopharmaceuticals. The Group is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate line of business or separate business entity has been identified with respect to any of the product candidates or geographical markets. Accordingly, it has been concluded that it is not relevant to include segment disclosures as the group business activities are not organized on the basis of differences in related product.

The CEO has been identified as the Chief Operating Decision Maker, since he reviews the operating results and operating plans and makes resource allocation decisions on a company-wide basis.

Geographical information is further disclosed in note 25.

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

At year-end 2015, the change in the fair value of the contingent consideration was solely driven by the time value of money and therefore presented in Fair value changes recognized in profit or loss (Financial expenses).

At year-end 2017 and 2016, management reassessed the fair value of the contingent consideration, including the changes in assumptions regarding the future inflows/(outflows) and the unwind of the discount to reflect the time value of money, and therefore presented in Fair value changes recognized in profit or loss (Operating expenses). The 2015 fair value change presentation was not revised as management deemed the revision immaterial for 2015.

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

Revenue from the royalties related to the sale of the ChondroCelect were recognized when implantation occurred. Provisions for rebates, product returns and discounts to customers were provided for as reductions to revenue in the same period as the related royalties were recorded.

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

Research and Development Costs

Research and development costs are charged to expense as incurred and are typically made up of salaries and benefits, clinical and preclinical activities, drug development and manufacturing costs, and third-party service fees, including for clinical research organizations and investigative sites. Costs for certain development activities, such as clinical trials, are recognized at every reporting period in the income statement based on an evaluation of the progress to completion of specific tasks using data such as patient enrollment, clinical site activations, or information provided by vendors on their actual costs incurred. Payments for these activities are based on the terms of the individual arrangements, which may differ from the pattern of costs incurred, and are reflected in the financial statements as prepaid or accrued expenses.

As an exception to this accounting treatment the Company capitalized development costs for Chrondrocelect during 2010 and 2011. (See note 11)

Intangible assets

Acquisition of intangibles

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

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately. As of December 31, 2017 the amounts capitalized we associated with the registration of the Company’s patents.

Intangible assets acquired through a business combination

Intangible assets, including in-process research and development projects, acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their cost).

Subsequent to initial recognition, intangible assets (except for in-process research and development projects) acquired in a business combination are reported at cost less accumulated amortization and impairment losses. Such intangible assets are amortized over their useful economic lives, which will depend on their related patent life (up to fifteen years). Goodwill arising from business combinations is not amortized but reviewed annually for impairment.

Subsequent to initial recognition, in-process research and development projects acquired in a business combination are reported at cost and are subject to annual impairment tests until the date the projects are available for use, at this moment the in-process research and development projects will be amortized over their remaining useful economic lives, which will depend on their related remaining patent life.

Patents, licenses and other similar intangible assets acquired separately

Costs related to the registration of internally-generated intangible assets (patents) are recognized as intangible assets.

Licences, patents, or rights separately acquired are amortised over their estimated useful lives, generally not exceeding 20 years, using the straight-line basis, from the time they are available for use. The estimated useful lives for determining the amortisation charge take into account patent lives, where applicable, as well as the value obtained from periods of non-exclusivity. Asset lives are reviewed, and where appropriate adjusted, annually.

Computer software

Software licenses and software development costs are measured at purchase cost and are amortized on a straight-line basis over the economic useful life (three years). They are acquired from external providers.

Impairment of tangible and indefinite-lived intangible assets

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

If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is immediately recognized as an expense. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized as income. (See note 11)

Goodwill is stated at cost less impairments. Goodwill is deemed to have an indefinite useful life and is tested for impairment at least annually.

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

The tax currently payable is based on taxable profit for the year. Taxable result differs from “profit/(loss) before tax” as reported in the consolidated income statement because of items of income or expense that are taxable or deductible in other periods and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period. In 2016, TiGenix SAU applied the patent box legislation in relation to revenues obtained through the license deal with Takeda. Under this regime, qualified incomes are exempt from income taxes.

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

A Spanish tax law allows that eligible companies could claim certain research and development investment tax credits instead of deducting them from their taxable base and carrying them forward until the expiration date. The same law provides that the applicant must obtain an audit report from an independent third party certifying that R&D activities were performed and were reported as eligible for this purpose and certifying to the accuracy of the cost incurred and reported as elegible for this purpose. The Company recognizes this income at the time in which it receives these reports in connection with this activity.

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

As a result of the possible modifications that may result from the application of the conversion features, the undetermined conversion price at launch (and thus the undetermined value of the ordinary note at launch) fails to meet the fixed-for-fixed requirement for the recognition of the conversion features as equity and thus the convertible bonds are recorded as a liability. At the issuance date it was not possible to determine a fixed number of ordinary shares of TiGenix in case the bondholders convert their bonds into shares. This is due to the fact that the conversion price is not fixed. Consequently, the embedded derivative cannot be considered as equity. Therefore, the bonds meet the definition of a hybrid instrument under IAS 39, so the bonds are accounted for as two instruments, the host contract (the “Ordinary Note”) and an embedded derivative (the “Warrant”).

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

Going concern

The Group has experienced net losses and significant cash used in operating activities since our inception in 2000 except for year 2016. As of December 31, 2017, the Group had an accumulated deficit of 189.8 million euros, a loss for the year of 74.8 million euros and net cash used in operating activities of 30.3 million euros. As of December 31, 2016, the Group had an accumulated deficit of 116.2 million euros, a profit for the year of 3.8 million euros and net cash provided by operating activities of 3.5 million euros. Management expects the Group to continue to incure net losses and have significant cash outflows for at least the next twelve months. These conditions, among others, raise substantial doubt about our ability to continue as a going concern. These consolidated financial statements have been prepared assuming that the Group will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support our cost structure.

As of December 31, 2017, we had cash and cash equivalents of 34.1 million euros. In addition, after receiving marketing authorization from the European Commission for Cx061 on March 23, 2018, TiGenix expects to receive 15 million euros from Takeda as a milestone payment under its licensing agreement with Takeda during the second quarter of 2018. Our board of directors is of the opinion that this cash position is sufficient to continue operating through the next 12 months, but we will require significant additional cash resources to launch new development phases of existing projects in our pipeline.

In order to be able to launch such new development phases, we intend to obtain on a timely basis either additional non-dilutive funding, such as from establishing commercial relationships, dilutive funding or both. On the last quarter of the 2017 we started negotiations with the European Investment Bank in order to obtain a 25 million euros loan from its program “InnovFin” (loans to innovative business with fewer than 3,000 employees to support the growth and investments in research and innovation)

In addition, a successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support our cost structure.

For more information related to the expected cash flows see Note 2. section, Liquidity.

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

The fair value of assets related to the acquisition of Coretherapix was determined taking into account the sum of the survival probability discounted present values of Coretherapix’s projected cash flows in each year of its key product’s development and commercialization life. See note 4.

The fair value of the contingent consideration related to the acquisition of Coretherapix at the date of acquisition was computed as the sum of the probability weighted values of the fair values of the purchase prices associated with each of the potential product development routes. The fair value of each route is in turn computed as the sum of the survival probability discounted present values of the contingent payments in each such route including the Milestone and Commercialisation Payments.

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

Impairment of assets

We review the carrying value of intangible assets with indefinitive lives for potential impairment on a periodic basis (annually) and also whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We review the carrying value of tangible assets and intangible assets with definitive lives for potential impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. We determine impairment by comparing the recoverable amount to its carrying value. If impairment is identified, a loss is recorded equal to the excess of the asset’s carrying amount over its recoverable amount.

In the context of the business combination with TiGenix SAU in 2011, development costs related to product Cx601 were capitalized in an amount of 1.7 million euros. These costs were not amortized at December 31, 2015 because the product was not yet available for use and was, therefore, subject to an annual test for impairment. In July 2016, the product Cx601 (1.7 million euros) was considered as available for use and consequently subject to amortization. As a result of that, we reclassified it from development to intellectual property. The estimated useful economic life was determined to be 10 years, which was the remaining period for the patents related to it.

On July 31, 2015 the Group acquired 100% of the issued share capital of Coretherapix. The most significant part of the purchase price was allocated to in-process research and development (17.4 million euros) as well as certain other intangible assets (277 thousand euros). The difference between the fair values of the assets acquired and liabilities assumed and the purchase price comprised the value of expected synergies arising from the acquisition and was recorded as goodwill (717 thousand euros).

As explained in note 4, at December 31, 2017 the Company fully impaired the assets related to the Coretherapix acqusition and derecognized the contingent consideration associated with the business combination.

For impaired assets, we recognize a loss equal to the difference between the carrying value of the asset and its recoverable amount. The recoverable amount, being the higher of the fair value less costs of disposal and value in use, is based on discounted future cash flows of the asset using a discounted rate commensurate with the risk. Estimates of future cash flows, based on what we believe to be reasonable and supportable assumptions and projections, require management’s judgment. Actual results could vary from these estimates. When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The results of the impairment tests conducted during 2017 are described in note 11.

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

Tax losses carried forward and other tax credits relate to the parent and subsidiaries that all have a history of losses and do not expire, except for other tax credits of 25.8 million euros related to TiGenix SAU, TiGenix NV and Coretherapix (see note 21). Both, the tax losses carried forward and the tax credits, may not be used to offset taxable income elsewhere in the Group.

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

In May 2015, Kreos Capital exercised the above mentioned put option and executed one third of the warrants (EUR 163,333). As from January 2016, the remaining two thirds of the warrants put option have lapsed due to the increase in the price of the share which makes this amount no longer exercisable by Kreos Capital.

In December 2017, Kreos Capital converted its remaining warrants into TiGenix shares at 0.75€ per warrant.

The measurement of the warrant at fair value is based on the Black-Scholes option pricing model taking into account the following variables:

•	The share price.

•	The strike price.

•	The volatility of the share has been determined based on historical stock prices of our shares.

•	The dividend yield, which has been estimated as zero, as we have never paid a dividend due to the past experience of losses.

•	The duration, which has been estimated as the difference between the valuation date of the warrant plans and final exercise date.

•	The risk-free interest rate, which has been calculated based on the discount curve composed based on liquid euro deposit rates (for periods shorter than one year) and futures (typically for maturities between one and six years).

The Company uses judgment in evaluating the risk-free interest rate, dividend yield, duration and volatility related to our cash-settled warrant plan on a prospective basis and incorporating these factors into the Black-Scholes option pricing model.

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

On the other hand, a Monte Carlo model can indeed incorporate not only the market parameters such as volatility, risk-free interest rates and share price, but all the contractual characteristics of the Warrant such as Present Date (31/12/2017), Conversion Date (06/03/18), Present Price (1.70), Conversion Price (0.8983), Interest rate annual (-0.48%), Reference Period Days (60), Number of iterations (10,000), Annual Volatility (122.97%), Conversion price Reset, Early Redemption, Average Conversion Price (0.8982) and Number of anticipated redemptions (9,003).

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

4. Business Combination - Acquisition of Coretherapix

On July 31, 2015, the Group acquired 100% of the issued share capital of Coretherapix as well as certain Coretherapix receivables with a nominal value of 3.3 million euros from its sole shareholder, Genetrix, SL

Coretherapix is a Spanish privately-owned early-stage pharmaceutical company engaged in the development of myocardial regeneration therapies for the prevention of the effects of cardiovascular disease during the acute and chronic stages of the acute myocardial infarction and congestive heart failure.

The BoD believed that the acquisition of Coretherapix allowed TiGenix to expand its clinical programs and broadened the potential of both platforms of allogeneic cell therapy products, which significantly helps TiGenix towards its goal of leading the cell therapy space in the world. TiGenix expands its pipeline of clinical stage assets, enters the cardiovascular indications and gets access to a new platform of allogeneic stem cells of different origin, which significantly strengthens its competitive position in the cell therapy sector.

All of the shares of Coretherapix and part of the receivables Genetrix had with Coretherapix on July 31, 2015 were contributed in return for the issuance of 7.7 million of ordinary shares of TiGenix (6.1 million euros, being the market value of TiGenix shares as listed on Euronext on that date). Part of the receivables Genetrix had with Coretherapix on July 31, 2015 (for a nominal value of 1.2 million euros) were transferred and assigned by Genetrix to TiGenix. Pursuant to the terms of the Contribution Agreement, TiGenix made a cash payment of 1.2 million euros.

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

Other current assets in the net asset acquired (1.3 million euros) mainly consist of contribution to be received from the European Union and the National Cardiovascular Research Centre Foundation (CNIC) to implement the ‘Cardio Repair European Multidisciplinary Initiative (CARE - MI)’ project for EUR 0.6 million and pending amounts to be received from Spanish Tax authorities amounting EUR 0.5 million in relation to investments in R&D activities during 2013 and 2014.

Under the terms of the Contribution Agreement, assuming successful development of the lead product AlloCSC01, as per the initial agreement Genetrix could receive up to 15 million euros in new ordinary shares depending on the results of the ongoing clinical trial (after the results of the clinical trial in March 2017, this amount has been reduced to 5 million euros in new ordinary shares). Based on and subject to future sales milestones, Genetrix would be entitled to receive in addition up to 245 million euros plus certain percentages of the direct net sales of the first product, or certain percentages of any third-party royalties and sales milestones for the first product.

Sales milestones would start when annual net sales reached 150 million euros and the last one would be payable once annual net sales were above 750 million euros. Also, Genetrix would receive a 25 million euros milestone payment per additional product reaching the market.

Under the acquisition method, acquisition-related transaction costs (e.g. advisory, legal, valuation and other professional fees) are not included as consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total acquisition-related transaction costs amounted to 0.3 million euros in 2015.

The fair value of the contingent deferred elements of the purchase price of EUR 11.3 million was computed as the sum of the probability weighted values of the fair values of the purchase prices associated with each of the nine product development routes.

Management modelled these routes as a succession of decision points at which the Company decides to pursue internal development or licensing at different times, and in different circumstances such as whether the product enters into a pivotal trial or otherwise. In addition to the license/not to license decision, the decision tree was subject to results of the ongoing phase I/IIa trial. Two different options were considered: i) a fast development process under which the current Phase I/IIa phase ends at year-end (YE) 2017 with a significant success and is followed by a three-year Phase II Pivotal trial that ends at YE 2020 and a two-year market approval process that ends at YE 2022, with commercialisation commencing in 2023 and ii) slow development process in which the current Phase I/IIa phase ends at YE 2017 and is followed by a three-year Phase IIb trial that ends at YE 2020, a three-year Phase III trial that ends at YE 2023 and a two-year market approval process that ends at YE 2025, commercialisation commences in 2026. In March 2017 TiGenix announced Top-Line Phase I/II results of AlloCSC-01 clinical trial. These preliminary results increase the possibilities of a slow development process and reduce the probabilities of a fast development process option.

The fair value of each route was in turn computed as the sum of the survival probability discounted present values of the contingent payments in each such route including the Milestone and Commercialisation Payments.

Significant unobservable valuation inputs considered in the model were the market penetration, the price of the product and the discount rate (15%). For the market penetration, we evaluated a range of 20%-40% of the reperfused AMI patients with large infarcts treatable with cell therapy and falling within the indication. The price was yet unknown since there were no products out there, and based on our research we used figures in the range of 8 to 16 thousand euros. This range could only be a very rough estimation given the early stage of development of the project.

Factors ultimately affecting the price include:

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

As at December 31, 2015, 2016 and 2017, a reconciliation of fair value measurement of the contingent consideration liability is provided below (in thousand of euros):

As at July 31, 2015	-
Liability arising on business combination	11,344
Fair value changes recognized in profit or loss (Financial expenses)	685

As at December 31, 2015	12,029
Fair value changes recognized in profit or loss (Operating expenses)	829
As at December 31, 2016	12,858
Milestone payment in TiGenix shares	(5,000)
Fair value changes recognized in profit or loss (Operating expenses)	550
As at December 31, 2017 (pre-impaired value)	8,408

At year-end 2015, the change in the fair value of the contingent consideration was solely driven by the time value of money and therefore presented in Fair value changes recognized in profit or loss (Financial expenses).

At year-end 2016, management reassessed the fair value of the contingent consideration by updating the underlying assumptions such as increasing the probabilities of the slow track route and updating the milestone payments. Unlike the change in fair value as at December 31, 2015 which was solely driven by the time value of money and therefore presented in the financial result, we considered that the main triggers for the change in fair value of the contingent consideration for the year 2016 were due to the new information on the development process of AlloCSC001. As a result, these fair value changes (0.8 million euros) were presented as research and development expenses.

At year-end 2017 and 2016, management reassessed the fair value of the contingent consideration, including the changes in assumptions regarding the future inflows/(outflows) and the unwind of the discount to reflect the time value of money, and therefore presented in Fair value changes recognized in profit or loss (Operating expenses). The 2015 fair value change presentation was not revised as management deemed the revision immaterial for 2015.

Significant unobservable valuation inputs when updating fair value at year end 2016 were discount rate, market penetration and price of the product. These are those to which the fair value of the liability is most sensitive. The potential effect of changes in these inputs were the following: i) discount rate (10% increase/decrease would have an impact of -0.8/1.0 million euros); ii) market penetration (10% increase/decrease would have an impact of 1.1/-0.4 million euros); iii) price of the product (10% increase/decrease would have an impact of 1.1/-0.4 million euros).

In accordance with IFRS standards, TiGenix allocated the purchase price, and calculated the fair values of the assets acquired and liabilities assumed, in accordance with generally applied valuation rules in the sector.

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

On December 14, 2017, TiGenix’s most advanced product, Cx601, received positive CHMP opinion in Europe. Upon Cx601 receiving a positive regulatory opinion in Europe, TiGenix reviewed its pipeline priorities beyond the continued commitment to the development of Cx601 for the US market and Cx611 for sepsis. The Company has decided to apply its resources to targeted trials in those areas. Given the focus on Cx601 and the allogeneic adipose-derived stem cell technology, TiGenix will not dedicate any additional investing efforts to R&D of its allogeneic cardiac stem cell technology. Due to this reason the Company has determined that the assets acquired from the business combination with Coretherapix should be fully impaired as of December 31, 2017. Putting on hold this project in such early stage situation, makes the value in use to be close to zero.

In addition, the contingent consideration associated with the acquisition should be derecognized as all future payment commitments included in this consideration were based on the probability of licensing the product or in its commercial marketing authorization. As of the financial statements date, the Company has concluded that none of these milestones are probable of being achieved.

No indemnities or liabilities resulted from this decision. The Company has not any payment obligation to the former Coretherapix’s shareholders (Genetrix). The acquisition agreement of Coretherapix states that in the case the Company decides to stop AlloCSCs programmes, Genetrix shall have the option to acquire the AlloCSCs programmes, at TiGenix discretion, by i) acquiring all of the shares that TiGenix holds in the Company for a total consideration of one euro or ii) acquiring the assets and liabilities of the Company relating to the AlloCSCs programmes from the Company for a total consideration of one euro.

As a result of the change in strategic focus, the Company considers that both fair value less cost to sell and value in use are close to zero and consequently has impaired the asset (18.1 million euros) and derecognsised the liability (8.4 million euros). These items and the fair value changes occurred during the year in the contingent consideration (0.5 million euros) negatively impacted the Company’s consolidated statement of income within research and development costs (in 10.2 million euros).

A deferred tax liability of 1.5 million euro was recorded as of December 31, 2015 on the fair value of the in-process research and development acquired. Coretherapix had sufficient unused tax losses carried forward to absorb the impact of this deferred tax liability. Due to the impairment on this asset, at December 31, 2017 amount of the the deferred tax liability related to it has been reversed. (See note 21)

As per December 31, 2015, the contribution of Coretherapix to the Company’s consolidated statement of income amounted to 1.4 million euros losses and 2 thousand euros of revenues. If Coretherapix would have consolidated from January 1, 2015, the consolidated statement of income would have included revenues of 0.7 million euros and losses of 2.5 million euros.

5. Financial instruments and financial risk management

The principal financial instruments used by the Group, from which financial risk arises, are as follows:

•	Other non-current assets

•	Trade receivables

•	Other current financial assets

•	Derivative financial instruments

•	Cash and cash equivalents

•	Financial Loans and other payables.

•	Other financial liabilities

•	Trade payables

Capital risk management

The Group policy with respect to managing capital is to safeguard the Group’s ability to continue as a going concern and to obtain an optimal capital structure over time. With this objective, the cash position is monitorized in a monthly basis.

Categories of financial instruments

		As at December 31,
Thousands of euros	Notes	2017	2016	2015
Financial assets
Loans, receivables and cash and cash equivalents		36,415	85,134	26,837
Cash and cash equivalents (including cash balances in disposal group held for sale)		34,063	77,969	17,982
Other non-current assets	16	1,801	3,855	4,764
Trade receivables	18	78	1,728	1,687
Other current financial assets	19	473	1,582	2,404
Financial liabilities
Amortized cost		27,049	34,982	32,421
Financial loans	20	7,171	10,268	11,777
Convertible notes (ordinary note)	20	17,780	21,548	18,840
Trade payables	23	2,098	3,166	1,804
Fair value through profit or loss		16,341	15,587	26,351
Convertible notes (warrant)	20	16,341	2,379	13,337
Other financial liabilities	20	—	350	985
Other liabilities contingent consideration	23	—	12,858	12,029

Fair value of financial instruments

		As at December 31, 2017
Thousands of euros	Notes	Carrying amount	Fair value	Fair value hierarchy
Financial assets
Loans and receivables		1,801	1,802
Other non-current assets		1,801	1,802	Level 2
Financial liabilities
Amortized cost		24,951	27,805
Financial loans	21	7,171	9,885	Level 2
Convertible notes (ordinary note)	21	17,780	17,920	Level 2
Fair value through profit or loss		16,341	16,341
Convertible notes (warrant)	21	16,341	16,341	Level 3

		As at December 31, 2016
Thousands of euros	Notes	Carrying amount	Fair value	Fair value hierarchy
Financial assets
Loans and receivables		3,855	3,855
Other non-current assets		3,855	3,855	Level 2
Financial liabilities
Amortized cost		31,816	40,898
Financial loans	21	10,268	13,436	Level 2
Convertible notes (ordinary note)	21	21,548	27,462	Level 2
Fair value through profit or loss		15,587	15,587
Convertible notes (warrant)	21	2,379	2,379	Level 3
Other financial liabilities	21	350	350	Level 2
Other liabilities contingent consideration	23	12,858	12,858	Level 3

		As at December 31, 2015
Thousands of euros	Notes	Carrying amount	Fair value	Fair value hierarchy
Financial assets
Loans and receivables		4,764	4,764
Other non-current assets		4,764	4,764	Level 2
Financial liabilities
Amortized cost		30,617	44,005
Financial loans	21	11,777	16,180	Level 2
Convertible notes (ordinary note)	21	18,840	27,825	Level 2
Fair value through profit or loss		26,351	26,351
Convertible notes (warrant)	21	13,337	13,337	Level 3
Other financial liabilities	21	985	985	Level 2
Other liabilities contingent consideration	23	12,029	12,029	Level 3

The fair values of the financial assets and financial liabilities measured at amortized cost in the statement of financial position have been determined in accordance with generally accepted pricing models based on discounted cash flow analysis, with the most significant inputs being the discount rate that reflects the credit risk.

At December 31, 2017 the market credit risk for a company such as TiGenix has been determined at 2.70% (3.03% at December 31, 2016 and 4.97% at December 31, 2015). This discount rate has been used to determine the fair values of the financial liabilities at amortized cost as of December 31, 2017.

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

Currency risk

The Group may be subject to limited currency risk. The Group’s presentation currency is the euro, in addition to which we are exposed to the U.S. dollar. The Company tries to match foreign currency cash inflows with foreign currency cash outflows. The Company has not engaged in hedging of its foreign currency risk using derivative instruments. The Group’s financial assets and financial liabilities were denominated in the following currencies:

	EUR			USD			GBP			CHF			Total
	As at			As at			As at			As at			As at
	December 31			December 31			December 31			December 31			December 31
Thousands of euros	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2014
Financial assets
Cash and cash equivalents	33,811	77,320	17,749	248	524	54	0	123	179	2	2	—	34,063	77,969	17,982
Trade receivables	78	1,728	1,687	—	—	—	—	—	—	—	—	—	78	1,728	1,687
Total Financial assets	33,889	79,048	19,436	248	524	54	0	123	179	2	2	—	34,141	79,697	19,669
Financial liabilities
Trade payables	1,944	2,184	1,731	119	955	33	35	27	5	—	—	35	2,098	3,166	1,804
Other liabilities contingent consideration	—	12,858	12,029	—	—	—	—	—	—	—	—	—	—	12,858	12,029
Borrowings	41,752	34,846	45,680	—	—	—	—	—	—	—	—	—	41,752	34,846	45,680
Total financial liabilities	43,696	49,888	59,440	119	955	33	35	27	5	—	—	35	43,850	50,870	59,513

The Group’s exposure is only limited to pounds sterling, U.S. dollars and Swiss-francs.

Except for the currency effect, mentioned in Note 2, in relation to the intercompany loan with TiGenix Inc, there is limited external currency exposure, and therefore no sensitivity analysis has been performed.

Interest rate risk

The Group is not exposed to interest rate risk, because the Group’s external borrowings are at fixed interest rates.

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

Thousands of euros	Interest rate	Within						After	Total
		1 year	2 years	3 years	4 years	5 years	6 years	6 years

As at December 31, 2017
Non-interest bearing	N/A	471	471	471	471	405	254	236	2,779
Fixed interest rate borrowings	1.46%	675	675	675	675	675	675	1,012	5,062
Fixed interest rate borrowings	0.33%	—	49	139	230	230	230	730	1,608
Fixed interest rate borrowings (Kreos)	12.5%	1,324	—	—	—	—	—	—	1,324
Fixed interest rate borrowings (Bonds)	9.0%	18,810	—	—	—	—	—	—	18,810
Leasings	N/A	169	48	—	—	—	—	—	217
Total		21,449	1,243	1,285	1,376	1,310	1,159	1,978	29,800

As at December 31, 2016
Non-interest bearing	N/A	471	471	471	471	471	405	490	3,251
Fixed interest rate borrowings	1.46%	675	675	675	675	675	675	1,688	5,739
Fixed interest rate borrowings	0.33%	—	—	49	139	139	139	506	972
Floating interest rate borrowings	Euribor	20	—	—	—	—	—	—	20
Fixed interest rate borrowings (Kreos)	12.5%	3,973	1,324	—	—	—	—	—	5,297
Fixed interest rate borrowings (Bonds)	9.0%	2,250	26,125	—	—	—	—	—	28,375
Leasings	N/A	63	74	—	—	—	—	—	137
Other financial liabilities	N/A	350	—	—	—	—	—	—	350
Total		7,803	28,669	1,196	1,285	1,285	1,219	2,684	44,142

As at December 31, 2015
Non-interest bearing	N/A	468	471	471	471	471	471	895	3,718
Fixed interest rate borrowings	1.46%	563	675	675	675	675	675	2,363	6,301
Floating interest rate borrowings	Euribor	40	20	—	—	—	—	—	60
Fixed interest rate borrowings (Kreos)	12.5%	3,973	3,973	1,117	—	—	—	—	9,063
Fixed interest rate borrowings (Bonds)	9.0%	2,250	2,250	26,125	—	—	—	—	30,625
Other financial liabilities	N/A	985	—	—	—	—	—	—	985
Total		8,279	7,389	28,388	1,146	1,146	1,146	3,258	50,753

On March 6, 2015, the Company issued senior, unsecured convertible bonds due 2018 for a total principal amount of 25 million euros. The bonds are issued and will be redeemed at 100% of their principal amount and have a coupon of 9% per annum, payable semi-annually in arrear in equal instalments on March 6 and September 6 of each year. The first interest payment date was on September 6, 2015. On November 10, 2017, 7 million euros of the Company´s senior unsecured convertible bonds were converted into 7,792,496 shares. Final maturity date for the rest of the EUR 18 million convertible bonds is March 6, 2018. More information can be found in note 18.

Following the acquisition of Coretherapix, the Group has an additional interest-free loan from the Innpacto Program. It has a term of 10 years, with a grace period of three years. In January 2012, the Group received the first annual instalment of the Innpacto loan amounting to 0.5 million euros. In 2013, the Group received two annual payments of the Innpacto loan, one of 0.5 million euros and another of 0.1 million euros. Final maturity date is 2022, 2023 and 2024 per tranche.

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

The warrants, including the put option, are accounted for as one instrument (not separating the put option from the warrants) and at issuance had a fair value of 0.7 million euros. Since Kreos Capital IV (Expert Fund) has the option to settle the warrants in cash, the instrument is considered as a financial derivative liability measured at fair value with changes in fair value recognized immediately in profit or loss. The measurement of the warrant at every reporting date at fair value is based on a Black-Scholes valuation model taking into account following inputs: share price, strike price, volatility of the share, duration and risk-free interest rate.

On December 19, 2017, Kreos Capital IV exercised the right to convert 1,329,535 warrants into TiGenix shares.

The measurement of the warrant (including the put option) at December 31, 2016 at fair value was based on a Black-Scholes valuation model taking into account following inputs: share price (0.71 euros), strike price (0.7449 euros), volatility of the share (66.6%), duration (2.31 years) and risk-free interest rate (-0.16%).

The measurement of the warrant (including the put option) at December 31, 2015 at fair value was based on a Black-Scholes valuation model taking into account following inputs: share price (1.19 euros), strike price (0.74 euros), volatility of the share (66.7%), duration (3.31 years) and risk-free interest rate (0.10%).

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

More information on the trade receivables can be found in note 15 to the consolidated financial statements.

Market risk

The Group is exposed to market risk. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include the derivate instruments linked to the convertible bonds issued on March 6, 2015.

Pursuant to the terms and conditions of the convertible bonds issued on March 6, 2015, the measurement of the warrant at fair value shall be reflected at any time at its fair value as determined by direct observation.

At December 31, 2017 the inputs with the most significant effect on the fair value calculation are the value and volatility of TiGenix’s shares. The potential effect of using reasonable assumptions (Black-Scholes formula) for changes in these inputs are the following: i) share price (10% increase/decrease would have an impact of 2,779 thousand euros/-2,632 thousand euros) ii) volatility of the shares (10% increase/decrease would have an impact of 485 thousand euros/ -461 thousand euros).

At December 31, 2016 the inputs with the most significant effect on the fair value calculation are the value and volatility of TiGenix’s shares. The potential effect of using reasonable assumptions (Black-Scholes formula) for changes in these inputs are the following: i) share price (10% increase/decrease would have an impact of 238 thousand euros/-38 thousand euros) ii) volatility of the shares (10% increase/decrease would have an impact of 238 thousand euros/ -238 thousand euros).

6. Revenues and other operating income

	Years ended December 31,
Thousands of euros	2017	2016	2015
Royalties	—	395	537
License revenues	—	25,000	—
Grant income	589	725	855
Other operating income	317	670	848
Total revenues and other operating income	906	26,790	2,240

License revenues

No license revenues were received in 2017.

On July 4, 2016 the Group entered into a licensing agreement with Takeda under which Takeda now has the exclusive right to commercialize and develop Cx601 for complex perianal fistulas in all countries outside the United States.

The agreement provides for the right to TiGenix to receive certain payments, including an upfront payment that was collected on the date of the contract, as well as other future milestone payments that will be enforceable once the market authorizations are obtained.

Under the agreement, TiGenix is also entitled to receive royalty payments based on net sales of Cx601 on a country-by-country basis, and in addition has the right to some other milestone payments when achieving certain level of sales.

In the overall negotiation, and linked with the licensing agreement, is a manufacturing agreement which obliges TiGenix to manufacture Cx601 at cost for Takeda until Takeda is able to manufacture Cx601 independently. The transfer of the manufacturing responsibilities to Takeda is expected to be prior to January 1, 2021.

Based in the agreement, the following separate performance obligations were identified:

-	Initial upfront fee (25 million euros) was matched with the single obligation existing at that time, the transmission of the property right to the Cx601 license, so it was fully recognized as income on the agreement date.

-	This agreement includes a second payment (15 million euros) to be received after marketing authorization for Cx601 is obtained, Market authorization was obtained on March 23, 2018 and we expect to receive the payment during the second quarter of 2018.

-	On October 25, 2017 Takeda and TiGenix signed a manufacturing and supply agreement complementary to the licensing agreement.

-	Included in the licensing agreement is a commitment from Takeda to contribute half of the cost (1.7 million euros) to be incurred in the construction of additional premises to produce Cx601 for the benefit of Takeda. This contribution has been considered as part of the remuneration for the manufacturing services (“at cost” in the licensing deal). In addition the manufacturing service will be remunerated with a portion of the second milestone (marketing authorization in EU amounting to 15 million euros). To calculate what portion of the milestone should be deferred and allocated as margin for manufacturing services, TiGenix will estimate a reasonable margin, as stated acceptable method of estimation of stand-alone selling price in the revenue recognition standard.

The remaining milestones are not recognized as revenue until the triggering event occur (regulatory approvals) considering that TiGenix cannot influence in the trigger decision.

Royalties are linked with future sales and will be considered revenues when future sales take place.

Initial upfront fee, paid in the agreement date, amounted to 25 million euros and second milestone of 15 million euros (UE regulatory approval) is expected to be obtained during the first half of 2018.

To produce Cx601 for the benefit of Takeda there is a plan in progress to increase the manufacturing capacity at TiGenix. The estimated investment for this purpose amounts approximately to 3.5 million euros. Takeda will contribute half of this expenditure (1.7 million euros). As of December 31, 2017 there are 1.3 million euros recognized as deferred revenue corresponding to the 50% of the work performed until that date (2.6 million euros).

7. Operating charges

The operating charges consist of the following elements:

Research and development expenses

	Years ended December 31,
Thousands of euros	2017	2016	2015
Employee benefits expenses	6,931	5,000	3,500
Depreciation and amortization	3,352	3,115	2,604
Impairment losses	10,636	—	1,121
Lab fees and other operating expenses	20,114	9,265	8,868
Other expenses	3,180	4,074	3,540
Total	44,213	21,454	19,633

General and administrative expenses

	Years ended December 31,
Thousands of euros	2017	2016	2015
Employee benefits expenses	4,698	3,949	2,772
Depreciation and amortization expense	202	89	668
Services and other sundry expenses	4,880	3,240	2,227
Other expenses	93	1,085	1,016
Total	9,873	8,363	6,683

Employee benefits expenses and mandate contractors

The employee benefits expenses included in the Research and development expenses and the General and administrative expenses lines of the income statements are detailed as follows:

	Years ended December 31,
Thousands of euros	2017	2016	2015
Wages, salaries, fees and bonuses	8,804	6,968	5,097
Social security cost	1,033	889	624
Group & Hospitalization insurance	101	97	43
Share-based compensation	1,623	914	148
Other expenses	68	82	360
Total	11,629	8,949	6,272

At year-end, the number of employees (full-time equivalents) was as follows:

	As at December 31,
Number of employees and mandate contractors	2017	2016	2015
Research and development staff	62	56	43
General and administrative staff	27	24	20
Total	89	80	63

For further details about the share-based compensation plans, see note 24.

8. Financial result

	Years ended December 31,
Thousands of euros	2017	2016	2015
Interest income on bank deposits	6	19	10
Fair value gains	—	11,593	—
Other interest income	212	137	138
Total financial income	218	11,749	148
Interest on borrowings	(7,067)	(6,985)	(6,525)
Fair value losses	(14,623)	—	(6,654)
Impairment and losses on disposal of financial instruments	—	—	(161)
Other finance costs	—	(303)	(126)
Total financial expenses	(21,690)	(7,288)	(13,466)
Net foreign exchange differences	(60)	232	1,000
Financial result	(21,532)	4,693	(12,318)

9. Income tax

The income tax in 2017 is negative by 114 thousand euros compared to positive 2.1 million euros in 2016. The amount in 2016 corresponds to a tax incentive related to the tax Law for entrepreneurs in Spain that allows TiGenix SAU to receive in cash the tax deductions obtained from R&D activities. These incentives need to be revised and approved by the tax authorities and TiGenix management does not recognize the profit until it receives the certifying reports from an independent third party (see note 2). As the Company received the approval reports for 2014 and 2015 before the year-end, the Company applied for the reimbursement and recognized receivables (current and non-current) of 3.8 million euros of its tax credits reported in 2014 and 2015. During 2017, the approval for the research and development activities performed in 2016 in TiGenix SAU was received the January 8, 2018 for a total amount of 1.9 million euros, as such at December 31, 2017 no amount was recognized. This amount will be recognized in the Income Statements of financial year 2018. The negative amount of 114 thousand euros relates to a change in the interpretation of the described tax law of the 2015 research and development activities related to Coretherapix.

The income tax expense for the year can be reconciled to the accounting profit as follows:

	Years ended December 31,
Thousands of euros	2017	2016	2015
Profit/(Loss) before taxes	(74,712)	1,666	(36,394)
Income tax expense calculated at 33%	(24,655)	566	(12,370)
Effect of income that is exempt from taxation	—	—	(2)
Effect of expenses that are not deductible	6,622	43	63
Effect of unused tax losses and tax offsets not recognized as deferred tax assets	15,250	(121)	11,303
Effect of different tax rates in foreign jurisdictions	2,783	(488)	1,006
Effect of the incentives of Spanish Tax Law 14/2013	—	2,136	1,325
Other	-114	—	—
Total	-114	2,136	1,325

The deferred taxes are further detailed in note 19.

10. Earnings per share

The calculation of the basic earnings per share is based on the loss/profit attributable to the holders of ordinary shares and the weighted average number of ordinary shares outstanding during the period.

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

On February 20, 2017, 5,505,477 warrants were issued of which 5,345,477 warrants were granted and 160,000 warrants could still be granted as of December 31, 2017. These warrants expired on February 20, 2018 because they were not granted.

During 2015 due to the losses incurred by the Group, these instruments had an anti-dilutive effect on the loss per share. Instruments that can be converted into ordinary shares shall only be treated as dilutive when their conversion into ordinary shares would decrease earnings per share or increase loss per share from continuing operations.

	Years ended December 31,
Thousands of euros except share and per share data	2017	2016	2015

Profit/(Loss) for the period for the purpose of basic earnings per share	(74,826)	3,802	(35,069)
Weighted average number of shares for the purpose of basic earnings per share	263,978,780	199,946,147	164,487,813
Basic income (loss) per share (in euros)	(0.28)	0.02	(0.21)
POTENTIAL DILUTIVE INSTRUMENTS
Number of share-based options (out-of-the-money)	26,919,213	5,098,316	34,937,688
Number of shared-based options (in-the-money) with dilutive effect	0	32,680,195	3,045,235
Weighted average number of shares for the purpose of diluted earnings per share	263,978,780	232,626,342	167,533,048

Diluted income (loss) per share (in euros)	(0.28)	0.02	(0.21)

11. Intangible assets

Thousands of euros	Development	Goodwill	Intellectual property	Patents and licences	Software	Total
COST
Balance at December 31, 2014	5,071	—	38,504	1,695	1,122	46,393
Additions—separately acquired	—	—	13	574	—	587
Coretherapix acquisition	17,374	717	—	277	—	18,368
Balance at December 31, 2015	22,445	717	38,517	2,546	1,122	65,347
Additions—separately acquired	—	—	—	617	15	631
Disposals	—	—	—	(412)	—	(412)
Reclassification	(1,714)	—	1,714	—	—	—
Balance at December 31, 2016	20,731	717	40,231	2,750	1,137	65,566
Additions—separately acquired	—	—	—	11,166	—	11,166
Disposals	—	—	—	(131)	—	(131)
Effect of foreign exchange differences	—	—	—	—	—	—
Balance at December 31, 2017	20,731	717	40,231	13,785	1,137	76,601

ACCUMULATED AMORTISATION AND IMPAIRMENT
Balance at December 31, 2014	(1,097)	—	(9,412)	(591)	(1,120)	(12,221)
Amortisation expense	(240)	—	(2,565)	(206)	(2)	(3,012)
Impairment loss	(1,121)	—	—	—	—	(1,121)
Balance at December 31, 2015	(2,458)	—	(11,977)	(797)	(1,122)	(16,354)
Amortisation expense	—	—	(2,653)	(118)	(4)	(2,774)
Eliminated on disposals	—	—	—	146	—	146
Balance at December 31, 2016	(2,458)	—	(14,630)	(769)	(1,126)	(18,983)
Amortisation expense	—	—	(2,738)	(356)	—	(3,094)
Reclassification	(17,374)	(717)	—	(403)	—	(18,494)
Eliminated on disposals	—	—	—	130	—	130
Balance at December 31, 2017	(19,832)	(717)	(17,368)	(1,398)	(1,126)	(40,441)

Carrying amount at December 31, 2015	19,987	717	26,540	1,749	—	48,993
Carrying amount at December 31, 2016	18,273	717	25,601	1,981	11	46,583
Carrying amount at December 31, 2017	899	—	22,863	12,387	11	36,160

The Company recognized during 2011 and 2010 development costs for ChondroCelect. They were amortized over their useful life of 10 years. No additional development costs for ChondroCelect were capitalized after 2011. The Company registered in 2015 an impairment on this asset amounting to 1.1 million euros (corresponding to its net carrying amount prior to its impairment).

On July 31, 2015 the Group acquired 100% of the issued share capital of Coretherapix, SLU. The most significant part of the purchase price has been allocated to in-process research & development (17.4 million euros) as well as certain other intangible assets (277 thousand euros). The difference between the fair values of the assets acquired and liabilities assumed and the purchase price comprises the value of expected synergies arising from the acquisition and was recorded as goodwill (717 thousand euros). See note 4.

The asset recognized as a consequence of this business combination was not amortized, because it was not yet available for use and was, therefore, subject to an annual test for impairment. Group management has implemented an annual procedure to identify any possible impairment on net assets and goodwill allocated by CGU with respect to the recoverable amount thereof. The recoverable amount of the Coretherapix unit was calculated as the present value of the cash flows resulting from the financial projections discounted at a rate that takes into account the assets' specific risks, the average cost of the liabilities and the Group's target financial structure covering a fifteen-year period. The period considered in the model exceeded five years because the first year of sales was estimated to be 2023 and the peak year of sales to be 2029. The estimate on the post tax discount rate was updated at December 31, 2016. As a result, a range between 13% and 15% was obtained. The post tax discount rate applied to cash flow projections when estimating fair values was 15% (same as December 31, 2015).

The main variables affecting the calculation of the aforementioned projections were as follows:

-	Discount rate (15%)

-	Market Penetration

-	Price of the product

-	Development tree and possible scenarios (9 possible scenarios depending on Licensing/no Licensing; Pivotal /Not into Pivotal)

-	Licensing Milestone incomes

-	Trial and running costs

-	Year of sales (Pick year sales)

-	POS (Probability of success)

The main assumptions were based on past experience and were reviewed as part of management strategic planning cycle for changes in market conditions and sales erosion through competition.

As explained in Note 4, TiGenix most advanced product is Cx601 which received positive CHMP opinion in Europe on December 14, 2017.With Cx601 now having received a positive regulatory opinion in Europe, TiGenix reviewed its pipeline priorities beyond the continued commitment to the development of Cx601 for the US market and Cx611 for sepsis. The Company is of the opinion that Cx601 has great potential in other indications and that it will deliver greater shareholder value by directing its resources to targeted trials in those areas. Given the focus on Cx601 and the allogeneic adipose-derived stem cell technology, TiGenix will not dedicate investing efforts to R&D of its allogeneic cardiac stem cell technology.

Due to this reason the Company has decided to impair the asset obtained from the business combination with Coretherapix including the goodwill related to it. Putting on hold this project in such early stage situation, makes the recoverable amount to be close to zero.

In addition to that those patents belgonging to Coretherapix also has been impaired during the period.

In addition, intellectual property and development relate to the acquisition of TiGenix SAU in May 2011 and consist of the technology platform, included in ‘Intellectual property’ and, in-process research & development, included in ‘Development’. These intangible assets were recognized at fair value in accordance with IFRS 3—Business Combinations. The technology platform’s carrying value of EUR 21.4 million at December 31, 2017 (2016: EUR 24.0 million; 2015: EUR 26.5 million) is amortized over its useful life of fifteen years. The remaining useful life is nine years at the end of 2017. In-process research & development at the end of 2015 amounted to EUR 2.6 million and was not amortized, because it was not yet available for use. In July 2016, the part of this intangible asset related to the product Cx601 (EUR 1.7 million) was considered as available for use and consequently subject to amortization. As a result of that, we reclassified it from development to intellectual property. The estimated useful economic life has been determined to be 10 years, which is the remaining period for the patents related to it. At the end of 2017, Cx601 carrying value was EUR 1.5 million.

In December 2017, TiGenix obtained exclusive access to certain patents from Mesoblast Limited a global leader in developing innovative cell-based medicines, to support global commercialization of the adipose-derived mesenchymal stem cell product Cx601 for the local treatment of fistulae. The agreement includes the right for TiGenix to grant sub-licenses to affiliates and third parties, including TiGenix's current development and commercialization partner ex-United States.

As consideration, TiGenix will pay up to 20 million euros, with 5 million euros upfront, 5 million euros within 12 months, and up to 10 million euros in product regulatory milestones. Additionally, TiGenix will pay royalties on net sales of Cx601. The Company recognized this license in intangible assets for an amount of 10 million euros and will amortize during the expected usefull life of the patents embeeded in the agreement.

At December 31, 2017, 2016 and 2015 no commitments were signed to acquire intangible assets.

12. Property, plant and equipment

Thousands of euros	IT & machinery	Furniture	Laboratory equipment	Leasehold improvements	TOTAL
COST
Balance at December 31, 2014	1,763	402	732	1,215	4,113
Additions	9	4	21	—	34
Acquisition Coretherapix (Note 4)	5	14	90	—	109
Balance at December 31, 2015	1,777	421	843	1,215	4,256
Additions	46	154	481	818	1,499
Disposals	(2)	—	(1)	(879)	(881)
Balance at December 31, 2016	1,822	575	1,324	1,154	4,874
Additions	19	155	1,078	1,332	2,584
Disposals	—	—	68	632	700
Balance at December 31, 2017	1,841	730	2,470	3,118	8,159
ACCUMULATED DEPRECIATION AND IMPAIRMENT
Balance at December 31, 2014	(1,422)	(394)	(697)	(999)	(3,512)
Depreciation expense	(12)	(24)	(109)	(115)	(260)
Balance at December 31, 2015	(1,434)	(419)	(806)	(1,114)	(3,772)
Depreciation expense	(11)	(38)	(131)	(6)	(186)
Eliminated on disposals	—	—	—	725	725
Balance at December 31, 2016	(1,445)	(456)	(937)	(395)	(3,233)
Depreciation expense	(20)	(47)	(301)	(93)	(460)
Eliminated on disposals	—	—	(3)	—	(3)
Balance at December 31, 2017	(1,465)	(503)	(1,241)	(488)	(3,696)

Carrying amount at December 31, 2015	343	4	37	101	484
Carrying amount at December 31, 2016	377	118	387	759	1,642
Carrying amount at December 31, 2017	376	227	1,229	2,631	4,463

In the licence agreement signed with Takeda, TiGenix and Takeda agreed that an expansion of the capacity of the current manufacturing plant of TiGenix was necessary in order to achieve a minimum volume of production of doses, and Takeda committed to contribute to that expansion assuming 50% of the capital investment. On October 25, 2017 we signed a manufacturing agreement with Takeda governing, among other things, the specific aspects of this contribution.This explains the additions in laboratory equipment and leashold improvements.

Since TiGenix will be the owner of the resulting expansion of the manufacturing facilities, this contribution received from Takeda is considered to remunerate the initial production of doses to be delivered to Takeda from the moment Cx601 is approved for commercialization until Takeda is in a position to manufacture Cx601 itself. As of December 31, 2017 an amount of EUR 1.3 million has been recorded as deferred income in connection with this contribution from Takeda, of which EUR 0.8 million relates to cash already received and EUR 0.5 million has been recorded as an account receivable based on the level of capital investment already incurred.

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

13. Other non-current assets

The other non-current assets include guaranteed deposits (1.4 million euros) in relation to soft loans obtained from Madrid Network, the Ministry of Economy and Competitivity and other guarantees (0.4 million euros) for the rental of the buildings in Madrid and Leuven.

On May 30, 2014, the Group completed the sale of TiGenix B.V., our Dutch subsidiary, which held our manufacturing facility, to PharmaCell, a leading European contract manufacturing organization active in the area of cell therapy, for a total consideration of 4.3 million euros. Under the terms of the share purchase agreement with PharmaCell, we received an upfront payment of 3.5 million euros when the sale became effective on May 30, 2014 and we expected to receive a final payment of 0.8 million in 2017. As a consequence of the early termination of the agreement with Pharmacell signed in July 2016 we collected this pending amount (0.8 million euros) in December 2016. In 2015, other non-current assets also included the deferred consideration from the sale of the Dutch manufacturing facility.

On March 6, 2015, the Company issued senior, unsecured convertible bonds due 2018 for a total principal amount of 25 million euros and with a nominal value of 100,000 euros per convertible bond. These convertible bonds must have a coupon escrow that is an amount sufficient to pay the aggregate amount of interest due on the bonds on the first four interest payment dates up to and including March 6, 2017. The corresponding amount was transferred to an escrow account for the purpose of paying those four interest payments. As of year-end 2016 the remaining amount of 1.13 million euros of interest payments was classified as other current financial assets.

In accordance with Law 14/2013 of September 27, 2013 on supporting entrepreneurs and their internationalisation (published in the Official State Gazette of September 28, 2013), TiGenix SAU and Coretherapix SLU annually request the monetization of the tax incentives related to the R&D expenses already approved by the tax authorities. The amount approved (2.1 million euros) during 2016 was recognized as other non-current assets as it was not expected to be collected before 2018. During 2017 it has been transferred to current tax assets. As explained in Note 9, amounts corresponding to fiscal year 2016 have not been certified until January 2018.

14. Inventories

The carrying amounts of the different components of the inventory are as follows:

	As at December 31,
Thousands of euros	2017	2016	2015
Raw materials and consumables	1,413	244	365
Total	1,413	244	365

All the raw materials and consumables are related to the eASC platform´s activities.

15. Trade and other receivables

	As at December 31,
Thousands of euros	2017	2016	2015
Trade receivables	78	1,728	1,687
Other receivables	1,221	1,009	1,346
Recoverable taxes	605	582	1,346
Other	616	427	—
Total	1,299	2,737	3,033

The Company during the periods ended December 31, 2015, 2016 and 2017 had not doubtfull debts and consequently it did not recognized allowance for that purpose. The aging analysis of the Group’s trade receivables at year-end is as follows:

	As at December 31,
Thousands of euros	2017	2016	2015
Not past due	77	1,647	847
Up to three months	—	6	210
Three to 6 months	1	26	630
More than one year	—	49	—
Total	78	1,728	1,687

The movement in the allowance for doubtful debts is detailed below:

	As at December 31,
Thousands of euros	2017	2016	2015
Balance at January 1	—	—	87
Impairment losses reversed	-—	-—	(87)
Balance at December 31	—	—	—

How credit risk is managed is described in Note 5 of the consolidated financial statements.

16. Other current financial assets

At December 31, 2017, Other current financial assets mainly include prepaid expenses.

At December 31, 2016, Othe current financial assets mainly included 1.13 million euros of restricted cash in relation to interest payments to be executed in the short term with respect to the Convertible Bonds issued on March 6, 2015. (See note 15).

17. Equity

17.1. Share Capital

The share capital of TiGenix amounts to EUR 27.4 million at December 31, 2017 (2016: EUR 26.0 million; 2015: EUR 17.7 million), represented by 274,287,190 shares (2016: 259,956,365 shares; 2015: 177,304,587 shares). The Company’s shares have no par value. The holders of TiGenix shares are entitled to receive dividends as declared and to one vote per share at the shareholders’ meeting of the Company. All shares issued are fully paid.

The Company has never declared or paid any dividend on its shares. In the future, the Company’s dividend policy will be determined by its BoD and may change from time to time. Any declaration of dividends will be based upon the Company’s earnings, financial condition, capital requirements and other factors considered important by the BoD. Belgian law and the Company’s articles of association do not require the Company to declare dividends. Currently, the BoD expects to retain all earnings, if any, generated by the Company’s operations for the development and growth of its business and does not anticipate paying any dividend in the near future.

The change in the number of shares during the year is as follows:

Number of shares	2017	2016	2015
Balance at January 1,	259,956,365	177,304,587	160,476,620
Capital increase—payment of the contingent consideration of Coretherapix business combination	6,538,329	—	—
Capital increase—conversion of 7.0 millions euro bonds	7,792,496	—	—
Capital increase—contribution in cash	—	82,651,778	9,115,210
Capital increase—contribution in kind	—	—	7,712,757
Balance at December 31,	274,287,190	259,956,365	177,304,587

During 2017, the share capital of the Company has been increase twice:

Share Capital	Nº of shares	Nominal value	Thousand of euros

Capital increase July 25, 2017	6,538,329	0.10	654
Capital increase November 10, 2017	7,792,496	0.10	779
Total Increase of share capital in 2017	14,330,825		1,433

Share premium	Nº of shares	Nominal value	Thousand of euros

Capital increase July 25, 2017	6,538,329	0.66	4,346
Capital increase November 10, 2017	7,792,496	0.877	6,834
Total Increase	14,330,825		11,180
Transaction costs			(268)
Total increase share premium in 2017			10,912

•	6,538,329 shares were issued on July 25, 2017, pursuant to the completion of the contribution in kind by Genetrix SL in relation to the acquisition of Coretherapix in July 2015.

•	7,792,496 shares were issued on November 10, 2017, pursuant to the partial convertion of 7 million euros of the Company´s senior unsecured convertible bonds due in 2018.

As indicated in Note 5.4 on December 20, 2013, the Group entered into a loan facility agreement of up to 10.0 million euros with Kreos. As part of the consideration for this debt financing agreement, in April 2014 the Group issued a warrant plan to Kreos Capital IV (Expert Fund). The warrant plan consisted of 1,994,302 warrants that were issued with an exercise price of 0.75 euros exercisable immediately and which expire in April 2019. The warrants also include a put option that authorizes Kreos Capital IV (Expert Fund) to return the warrants to the Company and to settle the warrants in cash at any time during the repayment term of the Kreos loan. In May 2015, Kreos Capital IV (Expert Fund) exercised the first tranche of the put option of the Kreos Warrant Plan, equivalent to 664,767 warrants.

On December 19, 2017 Kreos exercised its right to convert the remaining warrants (1,329,535). The capital increase for issuing the corresponding shares was executed in January 5, 2018. On December 29, 2017, the Company received 997 thousand euros corresponding to the exercise of these warrants. At December 31, 2017 the Company has registered the impact of this capital increase in Equity using the “Shares to be issued” heading for an amount of 1.4 million euros (market value at the exercising date).

During 2016, the share capital of the Company had been increased three times:

Share Capital	Nº of shares	Nominal value	Thousand of euros

Capital increase March 10, 2016………………	25,000,000	0.10	2,500
Capital increase December 15, 2016………………..	46,000,000	0.10	4,600
Capital Increase December 29, 2016…………………..	11,651,778	0.10	1,165
Total Increase of share capital in 2016…	82,651,778		8,265

Share premium	Nº of shares	Nominal value	Thousand of euros

Capital increase March 10, 2016	25,000,000	0.85	21,250
Capital increase December 15, 2016	46,000,000	0.642	29,512
Capital Increase December 29, 2016	11,651,778	0.758	8,834
Total Increase	82,651,778		59,596
Transaction costs			(5,716)
Total increase share premium in 2016			53,880

•	25,000,000 shares were issued pursuant to a capital increase on March 10, 2016 (23.75 million euros gross proceeds).

•	46,000,000 shares were issued pursuant to a Nasdaq IPO on December 15, 2016 (34.1 million euros gross proceeds).

•	11,651,778 shares were issued pursuant to the capital increase of 10.0 million euros from Takeda on December 29, 2016.

During 2015, the share capital of the Company had been increased four times:

•	7,712,757 shares were issued pursuant to the acquisition of Coretherapix, SLU on July 31, 2015 (See note 4).

•	4,149,286 shares were issued pursuant to a contribution in cash on November 27, 2015 (3.9 million euros).

•	4,956,894 shares were issued pursuant to a contribution in cash on December 3, 2015 (4.7 million euros).

•	The capital increase of 903 euros on December 14, 2015 following the exercise of 9,030 warrants.

Transaction costs related to these capital increases amounted to 441 thousand euros.

17.2. Equity-settled employee benefits reserve

The equity-settled employee benefits reserve relates to share options granted by the Group to its employees under its employee share option plan. Further information about share-based payments to employees is set out in note 23.

17.3. Translation reserves

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

The financial statements of TiGenix Inc are not expressed in euros. At December 31, 2017, the negative equity (11.9 million dollars) of TiGenix Inc is translated into euros at the historical exchange rate (euro/U.S. dollar) while the rest of the financial statement line items within the statement of financial position is translated at the closing rate as of December 31, 2017. TiGenix Inc has a significant intercompany liability in U.S. dollars (9.9 million euros) with TiGenix NV. As the U.S. dollar depreciated during last year against the euro, liabilities in euros have significantly decreased while the past year results (equity) remain constant. This resulted in 2.4 million euros recognized in translation reserves. TiGenix US Inc was incorporated in May 2017 in the state of Delaware, and its reporting currency is the US dollar. At December 31, 2017, the equity (398 thousand dollars) is translated into euros at the historical exchange rate (euro/U.S. dollar) while the rest of the financial statement line items within the statement of financial position is translated at the closing rate as of December 31, 2017. This resulted in 1 thousand euros recognized in translation reserves.

18. Financial loans and other payables

	As at December 31,
Thousands of euros	2017	2016	2015
Non-current
Financial loans	4,595	5,568	7,879
Convertible notes (Ordinary note)	—	20,835	18,127
Convertible notes (Warrant)	—	2,379	13,337
Other payables	461	302	741
Non-current borrowings	5,056	29,084	40,084
Current
Current portion of financial loans	2,574	4,699	3,898
Convertible notes (Ordinary note)	17,780	713	713
Other financial liabilities	16,341	350	985
Current borrowings	36,695	5,762	5,596
Total	41,751	34,846	45,680

The Company’s current and non-current borrowings can mainly be detailed as follows:

•	Two loans received in different tranches over 2011 and 2013 from Madrid Network, presented within Financial loans, for an original amount of 5.9 million euros to finance the TiGenix SAU Phase III study for complex perianal fistulas in Crohn’s disease patients and to develop the potential of stem cells in autoimmune inflammatory diseases. The loans are scheduled to be repaid over a period of ten years starting in 2015 with an annual fixed interest rate of 1.46%. The outstanding amount for this facility at December 31, 2017 was 2.6 million euros of which 1.9 million euros are long term. These loans have been registered at an amortized cost using an annual interest rate of 21%.

•	Interest-free loans, presented within Financial loans, maturing in 2025 received from the Spanish government. These loans have an original amount of 3.2 million euros. The outstanding amount for this facility at December 31, 2017 was 1.2 million euros of which 0.9 million euros are long term. These loans have been registered at an amortized cost using an annual interest rate of 21%.

•	Kreos loan, presented within Financial loans, received in 3 tranches over 2014 of 5.0 million euros, 2.5 million euros and 2.5 million euros respectively. The loan will be repaid as from the first anniversary over a period of four years and has a fixed interest rate of 12.5%. The outstanding amount for this facility at December 31, 2017 was 1.2 million euros all of which are short term.

•	Interest-free loan from the Innpacto Program, presented within Financial loans. It has a term of 10 years, with a grace period of three years. In January 2012, the Company received the first annual instalment of the Innpacto loan amounting to 548 thousand euros. In 2013, the Company received two annual payments of the Innpacto loan, the first payment amounting to 457 thousand euros and second payment amounting to of 142 thousand euros. Outstanding amount for these facilities at December 31, 2017 was 0.5 million euros of which 0.4 million euros are long term. These loans have been registered at an amortized cost using an annual effective interest rates of 20.35% and 19.91%.

•	Three loans received in January 2016, December 2016 and December 2017 from the Ministry of Science, for an original amount of 0.3 million euros, 0.6 million euros and 0.6 million euros respectively to finance the Coretherapix chronic heart failure preclinical investigations. The loans will be repaid over a period of ten years starting in 2019, 2020 and 2021 respectively with an annual fixed interest rate of 0.329%. The outstanding amount for these facilities at December 31, 2017 was 1.3 million euros all of which are long term. These loans have been registered at an amortized cost using an annual interest rates of 4.97%, 3.03% and 2.70% respectively.

Some of these borrowings, were granted subject to the condition of maintaining specific covenants. As of December 31, 2017, 2016 and 2015 the Group was not in breach of any of its loan covenants. On March 6, 2015, the Company issued senior, unsecured convertible bonds due 2018 for a total principal amount of 25 million euros and with a nominal value of 100,000 euros per convertible bond. The bonds are convertible into fully paid ordinary shares of the Company and are guaranteed by the Company’s subsidiary, TiGenix SAU.

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

Coupon escrow. An amount sufficient to pay the aggregate amount of interest to be paid on the bonds on the first four interest payment dates up to and including March 6, 2017 was transferred to an escrow account for the purpose of paying those four interest payments. This was a restricted account (this amount cannot be used for any other different purpose).

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

On November 10, 2017 the Company converted 7 million euros of the senior unsecured convertible bonds into 7,792,496 shares.

As at December 31, 2017 the fair value of the warrant (18 million euros of loan) amounts to 16.3 million euros (in other financial liabilities) and the amortized cost (with an effective interest rate of 28.06%) of the ordinary note to 17.8 million euros.

As at December 31, 2016 the fair value of the warrant (25 million euros of loan) amounted to 2.4 million euros (13.3 million euros at December 31, 2015) and the amortized cost (with an effective interest rate of 28.06%) of the ordinary note to 21.5 million euros.

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

Other financial liabilities in 2016 and 2015 relate to the warrants issued as a consideration for the Kreos loan for an amount of 350 thousand euros in 2016. The warrant plan consisted of 1,994,302 warrants that were issued with an exercise price of 0.75 euros exercisable immediately and which expire in April 2019. The warrants also include a put option that authorizes Kreos Capital IV (Expert Fund) to return the warrants to the Company and to settle the warrants in cash under certain circumstances. In May 2015, Kreos Capital exercised this option and executed one third of the warrants (€163,333), the remaining put options lapsed in January 2016. The amount in other financial liabilities at December 31, 2016 recognizes the fair value of remaining warrants at that date. As explained in note 17.1, on December 19, 2017 Kreos exercised its right to convert the remaining warrants (1,329,535). The impact was recognized in equity and consequently the fair value of the warrans are not recognized at December 31, 2017.

The evolution of the net debt during the year 2017 is as follows:

	December 31, 2017	December 31, 2016
Cash and cash equivalents	34,063	77,969
Borrowings- repayable within one year	(36,695)	(5,762)
Borrowings- repayable after one year	(4,551)	(28,782)
Net Debt	(7,183)	43,425

Cash and liquid investments	34,063	77,969
Gross Debt - Fixed Interest Rates	(41,246)	(34,544)
Net Debt	(7,183)	43,425

The reconciliation of the net cash flow to the movement in net debt is as follows:

December 31, 2017
Net (decrease)/increase in cash and cash equivalents	(43,906)
Net (increase)/decrease in debt and lease financing	6,930
Non-cash movements:
— Financial liabilities/interests accrued	(6,764)
— Fair value changes	(14,624)
— Reclassification to Equity	7,756
Net (increase)/decrease in liabilities from financing	(6,702)
Movement in net (debt)/cash in the period	(50,608)
Opening net cash/(debt)	43,425
Closing net (debt)/cash	(7,183)

19. Deferred taxes

Deferred tax liabilities

	As at December 31,
Thousands of euros	2017	2016	2015
Deferred tax liabilities	—	—	24
Total	—	—	24

The variation in the deferred tax balances presented in the consolidated statement of financial position is as follows:

Thousands of euros	Intangible assets	Tax losses	Other	Total
Balance at January 1, 2015	(9,512)	9,512	(29)	(29)
Coretherapix acquisition	(1,532)	1,532	—	—
Recognized in income statement—continuing operations	2,362	(2,362)	5	5
Balance at December 31, 2015	(8,682)	8,682	(24)	(24)
Recognized in income statement—continuing operations	(2,283)	2,283	24	24
Balance at December 31, 2016	(10,965)	10,965	—	—
Recognized in income statement—continuing operations	5,028	(5,028)	—	—
Balance at December 31, 2017	(5,937)	5,937	—	—

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

In the case of Coretherapix acquisition, the Group has recognized a deferred tax liability of 1.5 million euros relating to the recognition of the intangible assets of Coretherapix at the acquisition date. At the same time (i.e., the acquisition date), a deferred tax asset was recognized for the tax losses carried forward of Coretherapix to the extent of the deferred tax liabilities recognized. As a consequence of a change in accounting policy at statutory level (Coretherapix used to capitalized research and development cost related to its cardiac stem cell platform. TiGenix SAU did not capitalize these cost. To homogenize the accounting policies under Spanish GAAP, Coretherapix adapted this principle to the TiGenix’s one), there was an increase in the amount of tax losses; in 2016, the mentioned deferred tax liability raised to 4.3 million euros. This mainly explains the 2.3 million euros evolution of deferred tax assets during that period. At the end of 2017 and as a consequence of the impairment registered in this asset (see note 4), the deferred tax liability related to it has been reversed in an amount of 4.3 million euros.

Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized, are attributable to the following:

	As at December 31,
Thousands of euros	2017	2016	2015
Unused tax losses	261,514	200,349	180,671
Unused tax credits	25,209	20,804	20,086
Notional interest deductions	642	1,748	3,033
Total	287,365	222,901	203,790

The tax losses do not have an expiration date. 35% of the unused tax credits will expire within a period of ten years. 62% of unused tax credits have an expiration date between ten and eighteen years. The remaining 3% do not have an expiration date. The notional interest deductions will expire within a period of one year.

Due to the losses of the Group, no income taxes were payable. On December 31, 2017 the Group had losses carried forward amounting to 261.5 million euros (2016: 200.3 million euros; 2015: 180.7 million euros), including a potential deferred tax asset of 65.4 million euros. On 22 December 2017, the Belgian Parliament has approved the Belgian tax reform bill. This bill has been published in the Belgian Official Gazette on 29 December 2017 and was signed by the Belgian King on 25 December 2017. As such, that the Belgian tax reform has been substantively enacted for IFRS (IAS 12) on 22 December 2017. Consequently, the deferred tax impact of the Belgian tax reform, which reduces the corporate income tax rate from 33.99% in 2017 to 29.58% in 2019 and 25% in 2020, must be recognized in the consolidated financial statements for the year ended 31 December 2017 for IFRS reporters. Because of this circumstance, the tax losses generated by TiGenix NV are considered at 25% for its inclusion in the potential deferred tax asset of the group previously described. In addition due to the uncertainty surrounding TiGenix’s ability to realize taxable profits in the near future, the Company did not recognize any deferred tax assets, except for the ones used to offset the deferred tax liabilities recognized as part of a past business combination, on its balance sheet.

In addition to tax losses, the Group has unused tax credits (2017: 25.2 million euros; 2016: 20.8 million euros; 2015: 20.1 million euros) and notional interest deductions (2017: 0.6 million euros; 2016: 1.7 million euros; 2015: 3.0 million euros) for which no deferred tax assets have been recognized.

20. Other non-current liabilities – contingent consideration

Other non-current liabilities included the fair value at December 31, 2016 of the contingent deferred elements of the purchase price of Coretherapix (7.3 million euros).

The fair value upon acquisition date of the contingent deferred elements of the purchase price of 9.0 million euros was computed as the sum of the probability-weighted values of the fair values of the purchase prices associated with each of the nine product development routes. The fair value of each route was in turn computed as the sum of the survival probability-discounted present values of the contingent payments in each such route including the Milestone and Commercialization Payments. The annual discount rate used in the model was 15%. (See note 4).

The fair values are reviewed on a regular basis, at least at each reporting period, and any changes are reflected in the income statement. The fair value of contingent consideration decreased from 12.9 million euros at the December 31, 2016 to 0 million euros at December 31, 2017 (of which, 7.3 million euros were presented as non-current liabilities and 5.5 million euros as current liabilities in 2016). The decrease is due to the repayment in July 25, 2017, of 5 million euros through a contribution in kind and the impairment of the Coretherapix activities that have been strategically put on hold by the company (see note 4).

In the line item Other current liabilities – contingent consideration it is included the fair value at December 31, 2016 of the short term contingent deferred elements of the purchase price of Coretherapix (5.5 million euros) at that date.

21. Trade and other payables

	As at December 31,
Thousands of euros	2017	2016	2015
Trade payables	1,701	3,165	1,804
Other payables	2,656	1,982	1,545
Payables relating to personnel	2,258	1,967	1,410
Other	398	15	135
Total	4,357	5,147	3,349

22. Other current liabilities

The other current liabilities consist of grant income and other accruals.

	As at December 31,
Thousands of euros	2017	2016	2015
Accrued charges	13,100	3,277	4,711
Deferred income	1,320	394	233
Total	14,420	3,671	4,944

23. Share-based payments

TiGenix—Stock options granted to employees, consultants and directors

On, March 20, 2008 (400,000), June 19, 2009 (500,000), March 12, 2010 (500,000), July 6, 2012 (4,000,000), March 20, 2013 (777,000), December 16, 2013 (1,806,000) and December 7, 2015 (2,250,000) and February 20, 2017 (5,505,477) in the aggregate 15,738,477 warrants were issued for the benefit of employees, consultants and directors, subject to the warrants being granted to and accepted by the beneficiaries. Of these 15,738,477 warrants, (i)  646,121 warrants expired as they have not been granted, (ii) 457,183warrants have expired as they have not been accepted by their beneficiaries, (iii) 1,258,222 warrants have lapsed due to their beneficiaries leaving the Company, (iv) 11,530 warrants have been exercised, and (v) 160,000 warrants were not yet granted but could still be granted until February 19, 2018. As a result, as at December 31, 2017, there are 13,205,421 warrants granted and outstanding (2016: 8,618,630; 2015: 8,344,086).

The warrants are granted to employees, consultants and directors of the Company and its subsidiaries, as well as to other persons who in the scope of their professional activity have made themselves useful to the Group, including but not limited to the members of the scientific advisory board and the clinical advisors. The warrants have been granted free of charge. Each warrant entitles its holder to subscribe to one common share of the Company at a subscription price determined by the BoD, within the limits decided upon at the occasion of their issuance.

The warrants issued on March 20, 2008, June 19, 2009, March 12, 2010, July 6, 2012, December 16, 2013 and December 7, 2015 have a term of ten years. The warrants issued on March 20, 2013 have a term of five years. Upon expiration of the ten or five year term, the warrants become null and void.

The warrants issued on February 26, 2007, March 20, 2008, June 19, 2009, March 12, 2010 vest, in principle, in cumulative tranches of 25% per year, i.e., 25% as of the first anniversary date of their granting, 50% as of the second anniversary date of their granting, 75% as of the third anniversary date of their granting, 100% as of the fourth anniversary date of their granting provided that the warrant holder has satisfied the vesting conditions, unless the BoD approved a deviation from this vesting schedule. As to the warrants issued on July 6, 2012, March 20, 2013 and December 7, 2015 and February 20, 2017, in principle, (i) one-third of the warrants granted will vest on the first anniversary of the granting of the warrants and (ii) one-twenty-fourth of the remaining two-thirds of the warrants granted will vest on the last day of each of the twenty-four months following the month of the first anniversary of the granting of the warrants. As to the warrants issued on December 16, 2013, in principle, (i) 10% of the warrants granted will vest on the date of acceptance of the warrants, (ii) 25% of the warrants granted will vest on the first anniversary of the granting of the warrants and (iii) 65% of the warrants granted will only vest (one-twenty-fourth on the last day of each of the months included in the period January 2015 to December 2016) if the Company effectively enters into certain business transactions. The warrants can only be exercised by the warrant holder if they have effectively vested.

In accordance with IFRS 2, the table below provides an overview as at December 31, 2017 of all outstanding warrant pools offered to employees, consultants and directors of the Company and its subsidiaries together with the activities under the different pools of warrants during 2017.

Number of options	Weighted average exercise price	Total	February 02, 2017	December 07, 2015	December 16, 2013	March 20, 2013	March 20, 2013	July 6, 2012	March 12, 2010	June 19, 2009	March 20, 2008	February 26, 2007
Number of options created	—	—	5,505,477	2,250,000	1,806,000	160,000	273,000	4,000,000	500,000	500,000	400,000	800,000
Weighted average exercise price (euros)	—	—	0.73	0.95	0.47	1.00	0.91	1.00	2.74	3.98	4.1	5.49
Fair value at grant date (euros)	—	—	0.49	0.68	0.35	0.2	0.43	0.17	2.00	3.53	2.56	2.64
Expiration date	—	—	02/19/2027	11/30/2025	11/30/2024	11/30/2019	11/30/2019	05/31/2022	11/30/2019	05/31/2019	11/30/2017	03/31/2017
Balance at January 1, 2015	1.53	6,594,676	—	—	1,724,730	160,000	273,000	3,342,833	158,000	139,800	286,500	509,813
Granted	0.96	1,766,218	—	1,766,218	—	—	—	—	—	—	—	—
Forfeited	1.00	(7,778)	—	—	—	—	—	(7,778)	—	—	—	—
Exercised	0.46	(9,030)	—	—	(9,030)	—	—	—	—	—	—	—
Balance at December 31, 2015	1.41	8,344,086	—	1,766,218	1,715,700	160,000	273,000	3,335,056	158,000	139,800	286,500	509,813
Granted	0.97	453,961	—	453,961	—	—	—	—	—	—	—	—
Forfeited	0.83	(179,417)	—	(142,581)	(17,119)	(19,717)	—	—	—	—	—	—
Balance at December 31, 2016	1.40	8,618,630	—	2,077,598	1,698,581	140,283	273,000	3,335,056	158,000	139,800	286,500	509,813
Granted	0.72	5,345,477	5,345,477	—	—	—	—	—	—	—	—	—
Forfeited	0.81	(335,116)	(280,000)	(55,116)	—	—	—	—	—	—	—	—
Correction	2.74	92,500	—	—	—	—	—	—	92,500	—	—	—
Expired	6.54	(516,063)	—	—	—	—	—	—	—	(3,750)	(2,500)	(509,813)
Balance at December 31, 2017	0.95	13,205,428	5,065,477	2,022,482	1,698,581	140,283	273,000	3,335,056	250,500	136,050	284,000	—

On December 7, 2015, 2,250,000 warrants were issued of which 2,220,179 warrants were granted in total and 29,821 warrants expired because they were not granted.

On December 7, 2015, 1,766,218 warrants were granted. The exercise price was determined as follows:

-	For all employees, the exercise price was set at 0.95 euro, the closing price of our ordinary shares on December 4, 2015, the last closing price prior to the grant of the warrants on December 7, 2015, which was lower than the 30 day average price.

-	For our CEO, Eduardo Bravo, who is not an employee of TiGenix SAU, the exercise price was set at 0.97 euro, the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on December 7, 2015.

On May 4, 2016, 96,637 warrants were granted. The exercise price was determined as follows:

-	For all employees, the exercise price was set at 0.95 euro, the closing price of our ordinary shares on May 3, 2016, the last closing price prior to the grant of the warrants on May 4, 2016, which was higher than the 30 days average price.

On June 2, 2016, 193,863 warrants were granted. The exercise price was determined as follows:

-	For our independent directors, who are not employees of TiGenix, the exercise price was set at 0.97 euro, the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on December 7, 2015.

On September 6, 2016, 163,461 warrants were granted. The exercise price was determined as follows:

-	For all employees, the exercise price was set at 0.97 euro, the closing price of our ordinary shares on September 5, 2016, the last closing price prior to the grant of the warrants on September 6, 2016, which was lower than the 30 day average price.

The warrants issued on December 7, 2015 have a term of ten years. Upon expiration of the ten year term, the warrants become null and void. The issuance of these warrants has no impact on the accompanying consolidated financial statements.

On February 20, 2017, 5,505,477 warrants were issued of which 5,345,477 warrants were granted in total and 160,000 warrants expired because they were not granted.

On February 20, 2017, 4,802,477 warrants were granted. The exercise price was determined as follows:

-	For all employees, the exercise price was set at 0.70 euro, the closing price of our ordinary shares on February 17, 2017, the last closing price prior to the grant of the warrants on February 20, 2017, which was lower than the 30 day average price.

-	For our CEO, Eduardo Bravo, who is not an employee of TiGenix SAU, the exercise price was set at 0.71 euro, the average closing price of our ordinary shares during 30 calendar days prior to the issuance of the warrants on February 20, 2017.

On May 9, 2017, 48,000 warrants were granted. The exercise price was determined as follows:

-	For our independent director June Almenoff, who is not an employee of TiGenix, the exercise price was set at 0.76 euro, the average closing price of our ordinary shares during the 30 calendar days prior to the grant of the warrants on May 9, 2017.

On July 6, 2017, 250,000 warrants were granted. The exercise price was determined as follows:

-	For all employees, the exercise price was set at 0.91 euro, the average closing price of our ordinary shares during the 30 calendar days prior to the grant of the warrants on July 6, 2017.

On November 16, 2017, 150,000 warrants were granted. The exercise price was determined as follows:

-	For all employees, the exercise price was set at 0.94 euro, the closing price of our ordinary shares on November 15, 2017, the last closing price prior to the grant of the warrants on November 16, 2017, which was lower than the 30 day average price.

On December 1, 2017, 95,000 warrants were granted. The exercise price was determined as follows:

-	For all employees, the exercise price was set at 0.95 euro, the closing price of our ordinary shares on November 30, 2017, the last closing price prior to the grant of the warrants on December 1, 2017, which was lower than the 30 day average price.

The fair value of each warrant was estimated on the date of grant using the Black-Scholes model with the following assumptions:

•	The historic volatility of the Company (ranged between 48.9% and 56.0% for the 2017 warrants plan granted in five different tranches, between 66.9% and 69.7% for the 2015 warrant plan granted in four different tranches, 67% for the 2013 warrant plans, 52.8% for the 2012 warrant plan and 60% for the previous plans), which was determined based on past (three years) volatility of the TiGenix share;

•	The expected dividends are assumed to be zero in the model;

•	Weighted average risk-free interest rates based on Belgian Sovereign Strips at the date of grant with a term equal to the expected life of the warrants, ranging between 0% and 4.6%;

•	Weighted average share price (determined at 0.73 euros for the latest warrant plan); and

•	The expected lifetime of the warrants, which on average is about five years for the warrants with a maximum duration of ten years.

The remaining weighted average life of these options was 6.59 years at December 31, 2017 (2016: 5.86 years; 2015: 6.8 years).

The total expense recognized for the year arising from share-based payment transactions amounts to 1.6 million euro at December 31, 2017 (2016: 0.9 million euro; 2015: 0.1 million euro).

TiGenix SAU—Stock options granted to employees, executives and independent board members

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

On June 15, 2017, TiGenix SAU’s board of directors and shareholders’ meeting approved an EBIP for all employees of the TiGenix group (the “June 2017 EBIP”). The June 2017 EBIP was based on the existing TiGenix NV shares underlying the expired EBIP 2008 options.

Pursuant to the June 2017 EBIP, TiGenix SAU offered a total of 1,247,325 options on existing TiGenix NV shares (the “June 2017 EBIP Options”) to the employees of the TiGenix group. TiGenix SAU held such options on existing TiGenix NV shares pursuant to a management agreement entered into between TiGenix SAU and CX EBIP Agreement SL (“CEA”) in relation to the EBIP 2008 and the EBIP 2010 (the “CEA Agreement”) and as a consequence of the expiration of options under the 2008 EBIP. The existing TiGenix NV shares were held by CEA.

Under the June 2017 EBIP, the beneficiaries of the plan could purchase a number of June 2017 EBIP Options from TiGenix SAU at a purchase price of 0.433 euros per option. Subsequently, the beneficiaries could exercise the June 2017 EBIP Options for an exercise price of 0.0044 (rounded) euros per EBIP option. Each June 2017 EBIP Option entitles its beneficiary to one TiGenix share.

The June 2017 EBIP ended on December 31, 2017.

As of December 31, 2017, beneficiaries of the June 2017 EBIP purchased and exercised 802,386 June 2017 EBIP Options. The June 2017 EBIP Options not purchased under the June 2017 EBIP were used in the subsequent October 2017 EBIP.

On October 6, 2017, TiGenix SAU’s board of directors and shareholders’ meeting approved an EBIP for certain employees of the TiGenix group (the “October 2017 EBIP”). The October 2017 EBIP was based on the remaining existing TiGenix NV shares underlying the expired EBIP 2008 options and on the June 2017 EBIP Options not purchased under the June 2017 EBIP.

Pursuant to the October 2017 EBIP, TiGenix SAU offered a total of 445,664 options on existing TiGenix NV shares (the “October 2017 EBIP Options”) to certain employees of the TiGenix group. TiGenix SAU held such options on existing TiGenix NV shares pursuant to the CEA Agreement and as a consequence of the expiration of options under the 2008 EBIP. The existing TiGenix NV shares were held by CEA.

Under the October 2017 EBIP, the beneficiaries of the plan could purchase a number of October 2017 EBIP Options from TiGenix SAU at a purchase price of 0.45 euros per option. Subsequently, the beneficiaries could exercise the October 2017 EBIP Options for an exercise price of 0.0044 (rounded) euros per EBIP option. Each October 2017 EBIP Option entitles its beneficiary to one TiGenix share.

The October 2017 EBIP will end on June 30, 2018.

As of December 31, 2017, beneficiaries of the October 2017 EBIP purchased and exercised 425,661 October 2017 EBIP options. No other EBIP options, under any plan, were outstanding as of December 31, 2017.

As of December 31, 2017, a total of EUR 1.2 million has been recorded within equity, of which EUR 0.6 million relates to the cash received from employees acquiring the EBIP options, and EUR 0.6 million relates to the differential between the fair value of the option and the price of the option. The fair value of the option is considered at the date in which the employee accepts the offer. These values varied from EUR 0.90 to EUR 1.08. This differential has been recorded as a personnel expense.

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

As of December 31, 2017, no more options were outstanding under the EBIPs.

24. Related party transactions

Transactions between the Group and its employees, consultants or directors are disclosed below.

Compensation of key management personnel

Key management personnel are identified as being the CEO, CFO, CTO and CMO.

The combined remuneration package of key management was as follows:

	Years ended December 31,
Thousands of euros	2017	2016	2015
Short-term benefits	1,823	1,600	1,387
Post-employment benefits	94	87	86
Share-based payments	674	470	104
Total	2,591	2,157	1,577

No loan, quasi-loan or other guarantee is outstanding with members of the management team.

Transactions with non-executive directors

Non-executive directors that represent shareholders of the Company receive no compensation for their position as directors.

The independent directors receive a fee for attending and preparing the meetings of the BoD and they receive reimbursement for expenses directly related to the board meetings.	As at December 31,
Thousands of euros	2017	2016	2015
Short-term benefits	234	158	173
Share-based payments	52	39	—
Total	286	197	173

No advances or credits have been granted to any member of the BoD. None of the members of the BoD has received any non-monetary remuneration other than warrants.

25. Segment information

The Group’s activities are managed and operated in one segment, biopharmaceuticals. There is no other significant class of business, either individual or in aggregate. As such, the chief operating decision maker

(i.e., the CEO) reviews the operating results and operating plans and makes resource allocation decisions on a company-wide basis.

Geographical information

Revenue of 2017 from continuing operations are mainly related to grants and other operating income 0.6 million euros Spain and 0.3 million euros Belgium.

The Group’s non-current assets by location are presented below:

	As at December 31,
Thousands of euros	2017	2016	2015
Belgium	142	154	2,159
Spain	42,282	51,927	52,082
Total	42,424	52,081	54,241

26. Commitments and contingencies

Operating lease commitments

The operating lease commitments of the Group relate to leases of buildings between one and nine years and leases of cars and IT equipment for four years. The Group does not have an option to purchase the leased assets.

The operating lease commitments for future periods are presented in the table below:

	As at December 31,
Thousands of euros	2017	2016	2015
Within one year	593	474	590
In the second to fifth year	692	926	1,351
After five years	—	—	—
Total	1,285	1,401	1,941

Other commitments

TiGenix Inc guarantees the operating lease payments of Cognate for the building leased in the United States. Total remaining operating lease commitments at December 31, 2017 for which TiGenix Inc was a guarantor were 0.2 million euros (0.3 million euros in 2016). Cognate was the party with whom TiGenix had a joint venture, TC CEF LLC, in the past.

Legal proceedings

TiGenix SAU is involved in the following legal proceedings.

Invalidation of U.S. patent US6777231

On April 1, 2011, Cellerix (the predecessor entity of our subsidiary TiGenix SAU) filed an inter partes re-examination request with the US Patent and Trademark Office regarding the patent US6777231, owned by the University of Pittsburgh. The US Patent and Trademark Office examiner issued a decision concluding that all ten originally issued and all eighteen newly submitted claims of the patent granted to the University of Pittsburgh were invalid. The University of Pittsburgh appealed the examiner’s decision to the Patent Trial and Appeal Board (“PTAB”). The PTAB issued its decision on July 31, 2017 affirming the examiner’s rejection of the newly submitted claims as indefinite and as anticipated. The PTAB’s decision affirming that all ten originally issued claims and all 18 newly submitted claims of the patent granted to the University of Pittsburgh were invalid on at least one ground became final and appealable on November 30, 2017. The deadline for filing a notice of appeal was January 30, 2018. TiGenix did not appeal and has not been served with a notice of appeal by the University of Pittsburgh. At this stage, we expect that the PTO examiner will issue a Notice of Intent to Issue an Inter Partes Reexamination Certificate that will indicate that all claims have been canceled and the re-examination prosecution is terminated.

In the unlikely event that the re-examination is not successful as a result of an appeal by the University of Pitsburg (which as of the date hereof would be untimely), the Company may be required to obtain a license on unfavorable terms, or may not be able to obtain a license at all in order to commercialize its adipose-derived stem cell products in the United States. The Company would potentially be susceptible to patent infringement or litigation regarding patent infringement while commercializing its eASC products in the United States. The Company may, therefore, choose to delay the launch of its adipose-derived stem cell products in the U.S. market until the expiration of the patent US6777231 on March 10, 2020.

27. Subsequent events

On January 5, 2018 Takeda , announced its intention to launch a potential voluntary and conditional public tender offer to purchase (i) up to 100% of the issued and outstanding shares of the Company that are held by residents in the United States, including holders who are “U.S. Holders” (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) for €1.78 per share and (ii) up to 100% of the outstanding ADSs of the Company from all holders, wherever located, for €35.60 (payable in the equivalent amount of U.S. dollars) per ADS, in each case, in cash, without interest, and in each case less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) to be filed by Takeda with the U.S. Securities and Exchange Commission (the “SEC”) and the Schedule 14D-9 to be filed by the Company with the SEC (the “U.S. Offer”). The Schedule TO and Schedule 14D-9 will be available at the SEC’s website (www.sec.gov).

Simultaneously with the U.S. Offer, Takeda announced its intention to launch an offer in accordance with the laws of Belgium to purchase (i) up to 100% of the issued and outstanding shares from all holders of shares, wherever located, subject to certain restrictions for €1.78 per share and (ii) up to 100% of the issued and outstanding warrants of the Company to acquire shares from all holders of Warrants, wherever located, subject to certain restrictions and subject to the conditions set forth in the prospectus prepared by Takeda (the “Prospectus”) to be approved by the Belgian Financial Services and Market authority (the “FSMA”) (the “Belgian Offer” and, together with the U.S. Offer, the “Tender Offer”), and on substantially the same terms as the shares offered to be purchased pursuant to the U.S. Offer. The U.S. Offer will be open to all holders of ADSs, wherever located, including Belgian-resident holders, and to all holders of shares who are U.S. Holders. Holders of shares who are not U.S. Holders will only be allowed to tender their shares into the Belgian Offer.

The Tender Offer will be made in connection with, and subject to the terms and conditions of, the Offer and Support Agreement, dated as of January 5, 2018, by and among Takeda and the Company (as such agreement may be amended from time to time, the “Offer and Support Agreement”). The Offer and Support Agreement includes certain representations, warranties and undertakings by both parties customary in transactions of a similar nature, including an obligation of the Company to conduct its business and operations in the ordinary course and consistent with past practices until the completion of the Tender Offer and cooperation by the parties in necessary regulatory filings and in completing the Tender Offer in the most expeditious way possible. The Company has agreed not to solicit or encourage any competing offers or proposals for such offers or other transactions competing with the Tender Offer, nor to facilitate or promote any such competing proposals, unless the Company’s board of directors has determined that, with respect to an unsolicited competing proposal, failure to take such measures would be inconsistent with the board of directors’ fiduciary duties. The Tender Offer will be subject to (i) the tender into the U.S. Offer and the Belgian Offer, in aggregate, of a number of shares, warrants and ADSs that, together with all shares, warrants and ADSs owned by Takeda and its affiliates, represents or gives access to 85% or more of the voting rights represented or given access to by all of the outstanding shares, warrants and ADSs on a fully diluted basis as of the end of the first acceptance period, (ii) no material adverse effect since the execution of and as defined in the Offer and Support Agreement, (iii) the receipt of U.S. anti-trust clearance (which has been obtained) and (iv) Cx601 obtaining marketing authorization in the European Union by the European Commission (which was obtained on March 23, 2018).

On January 19, 2018 the Company issued 20,037,848 new shares resulting from the conversion of 18 million of senior unsecured convertible bonds of TiGenix NV due on March 6, 2018.

On March 23, 2018 the European Commission approved Alofisel (darvadstrocel), previously Cx601, for the treatment of complex perianal fistulas in adult patients with nonactive/mildly active luminal Crohn's disease, when fistulas have shown an inadequate response to at least one conventional or biologic therapy. Alofisel should be used after conditioning of fistula. This marks the first allogeneic stem cell therapy to receive central marketing authorization (MA) approval in Europe.

28. Consolidation scope

			Ownership interest
			As at December 31,
Legal Entity	Principal activity	Place of incorporation	2017	2016	2015
TiGenix Romeinse straat 12, Box 2 3001 Leuven	Biopharmaceutical company	Belgium	100%	100%	100%

TiGenix SAU Calle Marconi 1, Parque Tecnológico de Madrid Tres Cantos 28760 Madrid	Biopharmaceutical company	Spain	100%	100%	100%

Coretherapix SLU Calle Marconi 1, Parque Tecnológico de Madrid Tres Cantos 28760 Madrid	Biopharmaceutical company	Spain	100%	100%	100%

TiGenix Inc 1209 Orange Street Wilmington, Delaware	Biopharmaceutical company	U.S.A.	100%	100%	100%

TiGenix US, Inc 1209 Orange Street Wilmington, Delaware	Biopharmaceutical company	U.S.A.	100%	-	-